Exhibit 15.2

New ambitions for patients, shareholders and our people
In 2021, we made major progress on our journey towards the most significant corporate change for GSK in more than 20 years. We are on track to separate in 2022 to create two new leading companies, both with the opportunity to impact human health at scale and deliver compelling performance for shareholders.

GSK

GSK will unite science, talent and technology to get Ahead of disease Together. We will prioritise innovation in vaccines and specialty medicines, maximising the increasing opportunities to prevent and treat disease.

Step change in growth

–  Expected sales growth of more than 5% and adjusted operating profit growth of more than 10% on a compound basis
2021-26

–  R&D focused on the science of the immune system, human genetics and advanced technologies

–  Positively impacting the health of more than 2.5 billion people over ten years

–  Leading ESG performance to be maintained

 We set out our new purpose, growth commitments and R&D catalysts at an investor update in June 2021. For more detail see gsk.com

Haleon

Haleon will be a global leader 100% focused on consumer health. It will have a clear purpose to deliver better everyday health with humanity, and a focused strategy to deliver sustainable above-market growth and attractive returns to shareholders.

Strong prospects for growth

–  Exceptional portfolio of category-leading brands with attractive global footprint and competitive capabilities

–  Compelling strategy to outperform in a growing, £150 billion plus sector which is more relevant than ever

–  4-6% annual organic sales growth in the medium term, sustainable moderate margin expansion and high cash conversion

–  Attractive growth profile with capacity to invest and deliver shareholder returns

 We set out our strategy, capabilities and growth ambitions at a Consumer Healthcare capital markets day in February 2022. For more detail see gsk.com

Contents
Strategic report		Board committee information	93	Financial statements	168
Our business model	01	Board architecture	94	Notes to the financial statements	172
2021 performance summary	02	Board activity	95	Financial statements of
Chair’s statement	03	Board progress in 2021	96	GlaxoSmithKline plc prepared
CEO’s statement	05	Board’s approach to continuous		under UK GAAP	252
Financial performance	07	engagement	99
Our long-term priorities	10	Board-led purpose and culture	102	Investor information
Our culture	11	Board performance	103	Quarterly trend	258
Key performance indicators	12	Board committee reports	104	Five-year record	263
Our external environment	13	Section 172 statement	116	Product development pipeline	269
Innovation	17	Directors’ Report	117	Products, competition and
Performance	29			intellectual property	272
Trust	34	Remuneration report		Principal risks and uncertainties	275
Consumer Healthcare	41	Chair’s annual statement	120	Share capital and share price	288
Stakeholder engagement	44	Annual report on remuneration	125	Dividends	290
Risk management	46	2022 Remuneration policy summary	143	Financial calendar 2022	291
Group financial review	55	2022 Remuneration policy	144	Annual General Meeting 2022	291
				Tax information for shareholders	292
Corporate governance		Financial statements		Shareholder services and contacts	294
The Board and GSK Leadership Team	83	Directors’ statement of		US law and regulation	296
Chair’s Governance statement	89	responsibilities	154	Group companies	299
Board roles and responsibilities	92			Glossary of terms	311
Cautionary statement
See the inside back cover of this document for the cautionary statement regarding forward-looking statements.
Non-IFRS
measures
We use a number of adjusted,
non-International
Financial Reporting Standards (IFRS), measures to report the performance of our business. Total reported results represent the Group’s overall performance under IFRS. Adjusted results and other non-IFRS
measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Adjusted results and other non-IFRS
measures are defined on pages 56 and 59 and reconciliations to the nearest IFRS measures are on pages 70 to 73.

Our business model
As we prepare for a new future, we continue to help improve the health of hundreds of millions of people around the world by discovering, developing and manufacturing innovative medicines, vaccines and consumer healthcare products.

What we do

We develop and deliver medicines, vaccines and consumer healthcare products that impact human health at scale. Our operations span the value chain from identifying, researching, developing and testing ground-breaking discoveries, to regulatory approval, manufacturing and commercialisation.
Central to our success are our people: experts in science, technology, manufacturing, regulation, intellectual property and commercialisation. We also collaborate with world-leading experts and form strategic partnerships to complement our existing capabilities.

The value we create: now and in the future

The greatest contribution we make is to improve the health of people around the world. In 2021 that included delivering 1.7 billion medicines, over 767 million vaccines
1
and 3.7 billion consumer healthcare products. Looking ahead, GSK has a clear ambition to positively impact the health of more than 2.5 billion people over the next ten years.
We create value for shareholders by investing in our business to provide shareholder returns, and in 2021 we paid a dividend of 80 pence per share. We have made new commitments to growth and a step change in performance over the next five years.
We aim to be a modern employer, developing our people and offering a broad range of benefits, including preventative healthcare services, that help us attract and retain the best people.
We employ over 90,000 people across 92 countries and work directly with 37,500 suppliers. In 2021 we paid £1.3 billion in corporation tax, as well as a significant amount of other business and employment-related taxes.

Delivering strategic transformation by prioritising Innovation, Performance and Trust

In recent years, we have transformed GSK to improve performance, strengthen capabilities and prepare for a new future. We have done this by prioritising Innovation, Performance and Trust – across the entire company – driving a multi-year programme to improve R&D productivity, commercial execution, Group structure and capital allocation. This is underpinned by a new culture with more ambition and accountability.
Innovation
is critical to how we improve health and create financial value. In 2021, our total R&D expenditure was £5.3 billion, up by 3.5% AER on 2020. We have a robust late-stage R&D pipeline with many assets having the potential to be first or best in class. We continue to believe the rapid convergence of science and technology in biopharmaceuticals provides significant opportunity and is why our R&D will continue to focus on the science of the immune system, human genetics and use of advanced technologies.
Performance
is delivered by investing effectively in our business and our people and executing competitively. Our ability to launch new products successfully and grow sales from our existing portfolio is key to our commercial success. Over the next five years, with 2021 as a base year, we expect GSK to deliver highly attractive growth with sales and adjusted operating profit of more than 5% and more than 10% respectively on a compound basis.
Trust
underpins everything we do. We have maintained our acknowledged leadership in environmental, social and governance (ESG) issues, demonstrated by our sector-leading position in the Dow Jones Sustainability Index and our longstanding leadership in the Access to Medicine Index. We remain deeply committed to addressing the issues that matter for the sustainability of our company, including pricing and access, global health, the environment, and inclusion and diversity, working with integrity and care.

1    Including AS03 adjuvant sales

GSK Annual Report 2021
   01

2021 performance summary

Strong commercial execution drives growth across Pharmaceuticals, Vaccines and Consumer Healthcare (excluding divestments/brands under review)

–	£34.1 billion Group turnover stable at AER, +5% CER

–	Pharmaceuticals £17.7 billion +4% AER, +10% CER; new and specialty medicines £10 billion +20% AER, +26% CER

–	Vaccines £6.8 billion -3% AER, +2% CER

–	COVID-19 solutions sales £1.4 billion

–	Consumer Healthcare £9.6 billion -4% AER, stable CER (+4% excluding brands divested/under review)

Cost discipline supports delivery of adjusted EPS growth

–	Total EPS 87.6p -24% AER, -13% CER

–	Adjusted EPS 113.2p -2% AER, +9% CER; contribution to growth from COVID-19 solutions +8% AER, +9% CER

–	Total operating profit £6.2 billion -20% AER, -9% CER

–	Adjusted operating profit £8.8 billion -1% AER, +9% CER

–	Dividend of 80p

Continued momentum in R&D delivery and strengthening of pipeline

–	Three major product approvals; 8 phase III starts; 22 vaccines and medicines in pivotal trials

–	Strong pipeline of 21 vaccines and 43 medicines, many of which offer potential best or first-in-class opportunities for patients

–
20+ deals executed securing access to novel clinical programmes including in immuno-oncology, immuno-neurology and flu, plus technologies that expand our capabilities in human genetics and artificial intelligence/machine learning (AI/ML)

On track to create two new leading companies through demerger in mid-2022

–	New GSK investor update in June 2021 set out our new purpose, growth commitments and R&D catalysts. For detail see gsk.com

–	Consumer Healthcare capital markets day in February 2022 highlighted our strategic priorities, key growth drivers and detailed financial information. For detail see gsk.com

Leading ESG performance

–	1st in the pharmaceutical industry for Dow Jones Sustainability Index

–	1st in the Access to Medicine Index

–	Gold recognition in S&P’s Sustainability Yearbook

–	A- in CDP Climate Change

02
GSK Annual Report 2021

Chair’s statement
We made significant progress towards demerging GSK into two leading and competitive companies in mid-2022.

GSK has been delivering a programme of fundamental strategic transformation since Emma started as CEO five years ago, designed to tackle the root causes of the company’s long-term underperformance, including on shareholder returns.
The Board is pleased that under Emma’s leadership 2021 saw further progress against the clear priorities set to enable this: improving the pipeline and R&D productivity, sharpening commercial execution and cost discipline and tackling the Group’s structure and capital allocation priorities, underpinned by a shift in culture.
Building on the significant progress made over this period, I believe we are now firmly on track to demerge GSK into two world-class companies in mid-2022
– one focused on pharmaceuticals and vaccines and one focused on consumer healthcare.
2021 delivery
The Board remains focused on ensuring GSK’s fundamentals continue to be enhanced to ensure both companies are fully competitive at the point of split.
While the
COVID-19
pandemic continued to mean a highly dynamic operating environment, the Board was pleased the company exceeded its earnings per share guidance set at the start of the year. This was achieved through over-delivery across the business, including excellent commercial execution in key markets and therapy areas, showing our ability to compete and grow market share. The Board was also pleased to see the commercial performance and patient impact of
Xevudy
, our leading monoclonal antibody for COVID-19 developed through our partnership with Vir Biotechnology.
Savings programmes announced in early 2020 have delivered and, as a result, GSK’s cost base is now competitive versus our peers. Capital allocation priorities are clear – to invest in the R&D pipeline, new product launches, and delivering returns to shareholders.
We have made considerable advances on our distinctive approach to R&D based on the science of the immune system, human genetics and advanced technologies under our Chief Scientific Officer (CSO) Hal Barron. Tony Wood will transition into the role of CSO from August as part of a carefully considered succession plan and will build on the significant progress already made. Tony is one of the world’s leading chemists and has an impressive track record of medicine development over his
30-year
career in the UK and US.
Progress was started to be reflected in the share price performance during 2021. However, the Board (and management) recognise that sustaining this over the long term will depend on consistent performance, delivery and further strengthened competitiveness.
Targets for sustained performance
As well as performance
in-year,
the Board maintains a clear focus and oversight of the company’s strategy and plans to separate which is proposed, subject to shareholder approval, to happen in mid-2022.
At the investor update in June 2021, the purpose and strategy of new GSK was set out and clear performance targets for sales and operating profit margin growth, beginning in 2022, were communicated. If achieved, these would represent top quartile performance in our sector. Similar stretching ambitions are being set for the consumer health business.
Of course, management must now deliver against the targets set. And we are clear remuneration must be tied to enhancing shareholder value. As such, we are linking executive remuneration to reward for outperformance. Further details of these proposals are laid out later in this report and there will be a chance for shareholders to vote on them at our AGM in May.
In addition to what new GSK does, the Board is fully focused on how the company operates, through a clear agenda for ESG (environmental, social, governance) leadership. GSK has a strong tradition to build on in these areas including maximising access to medicines across the world and ensuring further progress on these matters will be a priority.

GSK Annual Report 2021
   03

Chair’s statement
continued

Shareholder engagement and Board transition
Through this period of considerable transition, the Board and management have maintained very significant engagement with shareholders. It is clear from this that, the vast majority support the strategy and direction the company is taking, and are clear there should be no distraction from sustained delivery. This message has been heard by the Board whose accountability first and foremost is to act in the interests of all shareholders.
A key part of this strategy is the separation of Consumer Healthcare, where there is a broad base of support among shareholders for direct ownership of this outstanding business through a demerger. Of course, the GSK Board has a fiduciary duty to remain open to consider alternative proposals to demerger that could create superior value for shareholders, but no such proposals have been received to date.
We are now in the final stages of creating what will be an exceptional company and I’m delighted with the designate appointments of Sir Dave Lewis to lead the Board and Brian McNamara as CEO. We strongly believe the new company offers an attractive profile for prospective investors, as reflected by the growth outlooks set out at the capital markets day in February 2022.
As we move closer to separation, we are also continuing to assess the skills, capabilities and experience the GSK Board will need as a pure biopharma business. I was delighted to welcome Anne Beal to the Board in May. Anne brings extensive healthcare experience as a doctor and entrepreneur combined with a passion for patient advocacy. In January, Dr Harry (Hal) C Dietz, joined the Board. Hal is a world-leading expert in human genetics and Professor of genetic medicine at the Johns Hopkins University School of Medicine in the US. I am confident that with these appointments, and the continued input of Hal Barron from August as a
Non-Executive
Board Director, the scientific credentials of GSK’s Board are now among the strongest in the industry.
I also want to take this opportunity to thank Lynn Elsenhans, who will be stepping down at the separation of the consumer health business in mid-2022.
Lynn has made an outstanding contribution to the Board and the development of current strategy over ten years, including notably as Chair of the Corporate Responsibility Committee, which is increasingly at the centre of the Board’s work. She will be missed by all on the Board.
Finally, I would like to thank all employees, partners, shareholders and customers for their support and commitment through the last year and I look forward to what promises to be an exciting 2022 for GSK.

Sir Jonathan Symonds
Chair

04
GSK Annual Report 2021

CEO’s statement
We ended 2021 strongly, and we enter 2022 with good momentum.
This is going to be a landmark year for the company.

I am very pleased to report that in 2021, GSK delivered strong operational performance and pipeline progress. At the same time, we completed our multi-year programme of far reaching transformation to tackle long-standing issues impacting the company’s success.
We are now ready to deliver the most significant corporate change for GSK in 20 years: creating two new, exceptional companies with ambitious targets for growth and with a clear purpose to positively impact the health and lives of billions of people.
2021 performance provides momentum
Group sales were £34 billion in 2021, up 5% CER. Our products meaningfully helped patients across a range of different disease areas, including respiratory, immuno-inflammation,
oncology and HIV; protected people from viruses like shingles and meningitis; prevented hospitalisations and deaths from
COVID-19;
and helped improve oral health, reduce pain and treat everyday ailments.
Strong operational performance enabled us to increase investment in R&D to £5.3 billion and to realise earnings per share in excess of expectations for the year. In addition, we generated over £4.4 billion of free cash flow, supporting investments and a dividend of 80 pence per share for the year.
The improvements we have made to our commercial execution and cost base, together with strengthening portfolio and pipeline, mean we now have momentum to deliver a step-change in growth starting in 2022.
Accelerating our innovation
We continue to believe the rapid convergence of science and technology in biopharmaceuticals provides significant opportunity for GSK. It is why our R&D will continue to focus on the science of the immune system, human genetics and use of advanced technologies. This approach is delivering improvements in R&D and our pipeline.
In the last 12 months, we reported regulatory approvals for three new medicines, including the first-ever
long-acting injectable PrEP treatment option for HIV, as well as starting eight phase III clinical trials. We currently have 22 assets in pivotal clinical studies at the time of reporting. We also concluded more than 20 deals with external partners, securing access to novel clinical programmes in oncology, neurology and HIV; as well innovative technologies, notably through further expansion of our capabilities in human genetics, functional genomics and use of artificial intelligence.
These achievements spearhead a strengthening pipeline, 21 vaccines and 43 medicines now in clinical development – many of which have the potential to be first or best-in-class.
Of course, one priority has been to contribute solutions to the
COVID-19
pandemic. We have successfully developed a new monoclonal antibody treatment,
Xevudy
, with our partners Vir Biotechnology. This medicine has proven effective against multiple variants, including Omicron, and we are now securing rapid regulatory approvals worldwide. Through our adjuvant partnerships, we stand ready to supply new vaccines when their data reads out. More broadly, we are also increasing investment in our mRNA capability – this major new platform now validated by the pandemic.
Never has the role of vaccines been more widely appreciated or understood by the world than right now, and the opportunity for GSK to protect people and deliver growth in a broad range of vaccines remains very significant.
Much of the progress we have seen in R&D over the last four years is due to the outstanding leadership of Hal Barron, our CSO. In August, he will hand over responsibility to Tony Wood, who has been a key partner to Hal. Tony is an outstanding scientist, and with his deep expertise in science, data and new technologies, is perfectly placed to take over and capture the value and opportunities we see with GSK’s R&D approach. We are also delighted that Hal will remain part of GSK as a
Non-Executive
Board Director.
New purpose and new ambition
With the demerger of Consumer Healthcare, we will establish a new GSK, purely focused on biopharmaceuticals. Last year, we announced a new purpose and new growth ambitions for this new company.
GSK’s new purpose is to unite science, talent and technology to get Ahead of disease Together. We will do this by prioritising innovation in vaccines and specialty medicines, maximising opportunities to prevent and treat disease. Our aim is to positively impact the health of more than 2.5 billion people over the next ten years, deliver stronger and more sustainable returns to shareholders, and be a company where outstanding people thrive.
We have set ourselves ambitious
five-year
sales and operating profit compounded growth targets, of more than 5% and more than 10% respectively. By 2031, we aim to deliver more than £33 billion in annual sales – this, from sales of existing late-stage pipeline assets, with no contribution yet included from early-stage assets or future business development. These targets represent a new level of ambition for GSK and would deliver top-quartile
sector performance.
We are embedding these commitments deeply in the company, including in incentive programmes, to drive focus and action.

GSK Annual Report 2021
   05

CEO’s statement
continued

A culture for performance and support to succeed
I strongly believe GSK should be a company where people can thrive. Creating the right culture to do this and to deliver our new purpose and performance aspirations is a priority for me and my team. We are focused on GSK being a place where people are ambitious for patients, accountable for impact and do the right thing.
We also have an enormous responsibility to inspire and support our people to succeed. We continue to look for ways to invest in our people’s growth and development and to help them balance their work and personal lives. This includes a strong focus on management skills, training and support for mental health and wellbeing, as well as the health and safety of all who work at GSK.
Last year, we put in place additional new programmes to support these priorities and we are committed to developing more. The same is true for our approach to inclusion, equity and diversity. We have made good progress against our 2025 aspirational targets for female and ethnically diverse representation in senior roles. We are also taking steps to ensure our clinical trials are representative of the patients we aim to help.
ESG leader
Operating responsibly is core to GSK. Our aim is to continue to deliver sector-leading ESG performance – as recognised in our latest rankings in the Dow Jones Sustainability Index, the Access to Medicine Index and Anti-Microbial Resistance benchmark. This reflects progress across our six core ESG areas: Environment, Access, Global Health, Inclusion and Diversity, Product Governance, Ethics. All of these have clear, long-term goals and ambitions, but we are not complacent and we want to go further.
We set carbon
net-zero
and nature positive goals in 2020 and, recognising the increasing need and importance to provide investors, and other stakeholders, with evidence of tangible ESG performance, we are developing new measures and reporting. Validated by third parties and our own audit teams, we will share this with investors later this year. I hope it will further demonstrate our commitment to best-in-class
ESG performance and transparent reporting.
Haleon – a new world-leading consumer health company
Haleon is a compelling prospect. Completely dedicated to consumer health, and with a world-class portfolio of category-leading brands, it offers an attractive proposition. It brings deep human understanding together with trusted science – to deliver better everyday health with humanity. It will be a world leader and, as a new standalone company, will offer prospective investors a highly attractive financial profile of above-market sales growth, sustainable margin expansion and high cash generation.
It will have a fantastic leadership team, led by CEO designate Brian McNamara, and a Board led by Sir Dave Lewis who brings a wealth of international consumer sector experience.
The creation of Haleon reflects successful delivery of a series of progressive strategic moves we took over the last few years. Altogether, we estimate that through acquisitions, integrations of new businesses and targeted divestments, close to £15 billion of value has been created in this business.
It is now time for shareholders to access that value and invest in what we believe will be a strong, highly successful growth-orientated business, capable of delivering sustainable performance and returns.
2022 is a landmark year
The pandemic has shone a spotlight like never before on the difference our industry can make to society. To see how our people – scientists, factory teams, supply experts, those who work with healthcare professionals, and many thousands of others – have risen to the challenge of ensuring patients and people in all parts of the world continue to receive the products they need has been deeply inspiring. It reflects the very deep commitment that people working at GSK have for the people we serve and for each other.
Our people are the reason why GSK and Haleon will be successful in years to come. I want to thank them for all they have achieved in 2021 and the momentum they are delivering. I am excited and optimistic for the future. 2022 will be a landmark year for GSK and we are committed to those who rely on us and excited by what we can achieve together.

Emma Walmsley
Chief Executive Officer

06
GSK Annual Report 2021

Financial performance

Operating performance – 2021

Turnover
	2021
	£m	Growth £%	Growth CER%

Pharmaceuticals	17,729	4	10

Vaccines	6,778	(3)	2

Consumer Healthcare	9,607	(4)	–

Group turnover	34,114	–	5

Financial results
	2021
	£m	£%	Growth CER%

Turnover	34,114	–	5

Total operating profit	6,201	(20)	(9)

Total earnings per share	87.6p	(24)	(13)

Adjusted operating profit	8,806	(1)	9

Adjusted earnings per share	113.2p	(2)	9

Net cash from operating activities	7,952	(6)

Free cash flow	4,437	(18)
Turnover
Strong commercial execution drives growth across Pharmaceuticals, Vaccines and Consumer Healthcare (excluding brands divested/under review)
Group turnover was £34,114 million in the year, stable at AER but up 5% CER. Sales of
COVID-19
solutions (sales of
Xevurdy
and pandemic adjuvant) contributed approximately 4 percentage points to growth in the year.
Pharmaceutical turnover in the year was £17,729 million, up 4% AER and 10% CER. Sales of
Xevudy
, the monoclonal antibody treatment for
COVID-19
of £958 million contributed approximately 6 percentage points to total Pharmaceuticals growth.
Vaccines turnover was £6,778 million in the year, down 3% AER but up 2% CER, primarily driven by pandemic adjuvant sales, partially offset by lower demand for routine adult vaccination due to
COVID-19
vaccination programme deployment and disease circulation across regions. Vaccines turnover excluding pandemic vaccines decreased 9% AER, 5% CER to £6,331 million.
Consumer Healthcare turnover was £9,607 million, down 4% AER but remained stable at CER reflecting dilution from divestments given the completion of the portfolio rationalisation at the end of Q1 2021. Sales excluding brands divested/under review decreased 1% AER but increased 4% CER reflecting the underlying strength of brands across the portfolio and categories and continuing growth in
e-commerce.
Operating profit
Total operating profit was £6,201 million compared with £7,783 million in 2020. This primarily reflected an unfavourable comparison to the net profit on disposal in Q2 2020 of Horlicks and other Consumer brands and resultant sale of shares in Hindustan Unilever. This was partly offset by lower major restructuring costs, lower re-measurement
charges on the contingent consideration liabilities and the unwind in 2020 of the fair market value uplift on inventory arising on completion of the Consumer Healthcare Joint Venture with Pfizer.
Adjusted operating profit was £8,806 million, 1% lower than 2020 at AER, but 9% higher at CER on a turnover increase of 5% CER. The Adjusted operating margin of 25.8% was 0.3 percentage points lower at AER, 0.9 percentage points higher on a CER basis than in 2020. The increase in Adjusted operating profit primarily reflected the benefit from incremental pandemic sales, sales growth in Pharmaceuticals and tight control of ongoing costs, favourable legal settlements and benefits from continued restructuring across the business. This was offset by lower sales in Vaccines, higher supply chain costs in Vaccines and Consumer Healthcare, divestments in Consumer Healthcare and increased investment in R&D across Vaccines and Pharmaceuticals.
Earnings per share
Total EPS was 87.6p, compared with 115.5p in 2020. This primarily reflected an unfavourable comparison as 2020 benefited from the net profit on disposal of Horlicks and related transactions, partly offset by a credit of £397 million to Taxation in 2021 resulting from the revaluation of deferred tax assets, lower major restructuring costs and lower re-measurement
charges on the contingent consideration liabilities. Adjusted EPS was 113.2p compared with 115.9p in 2020, down 2% AER but up 9% CER, on a 9% CER increase in Adjusted operating profit primarily reflecting incremental pandemic sales, sales increases in Pharmaceuticals, tight cost control and favourable legal settlements and lower interest costs, partly offset by lower sales in Vaccines, higher supply chain costs in Vaccines, increased R&D investment and a higher effective tax rate.
Cash flow
The net cash inflow from operating activities for the year was £7,952 million (2020 – £8,441 million). The decrease primarily reflected adverse exchange impacts, increased trade receivables, adverse timing of returns and rebates (RAR) and increased separation costs, partly offset by improved adjusted operating profit at CER and reduced tax payments including tax on disposals.

GSK Annual Report 2021
   07

Financial performance
continued

Total and Adjusted results

Total reported results represent the Group’s overall performance.
GSK also uses a number of adjusted,
non-IFRS,
measures to report the performance of its business. Adjusted results and other non-IFRS
measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Adjusted results are defined below and other non-IFRS
measures are defined on page 59.
GSK believes that Adjusted results, when considered together with Total results, provide investors, analysts and other stakeholders with helpful complementary information to understand better the financial performance and position of the Group from period to period, and allow the Group’s performance to be more easily compared against the majority of its peer companies. These measures are also used by management for planning and reporting purposes.
They may not be directly comparable with similarly described measures used by other companies.
GSK encourages investors and analysts not to rely on any single financial measure but to review GSK’s Annual Reports including the financial statements and notes, in their entirety.
GSK is undertaking a number of Board-approved Major restructuring programmes in response to significant changes in the Group’s trading environment or overall strategy, or following material acquisitions. Costs, both cash and non-cash,
of these programmes are provided for as individual elements are approved and meet the accounting recognition criteria.
As a result, charges may be incurred over a number of years following the initiation of a Major restructuring programme.

Adjusting items	Total results £m	Intangible asset amortisation £m	Intangible asset impairment £m	Major restructuring £m	Transaction- related £m	Divestments, significant legal and other items £m	Separation costs £m	Adjusted results £m

Turnover	34,114	34,114

Cost of sales	(11,603)	701	(33)	154	28	27	(10,726)

Gross profit	22,511	701	(33)	154	28	27	23,388

Selling, general and administration	(10,975)	426	25	17	282	(10,225)

Research and development	(5,278)	101	355	46	(4,776)

Royalty income	419	419

Other operating (expense)/income	(476)	1,106	(662)	32	–

Operating profit	6,201	802	322	626	1,159	(618)	314	8,806

Net finance costs	(756)	2	1	(753)

Share of after-tax profits of associates and joint ventures	33	33

Loss on disposal of interest in associates	(36)	36	–

Profit before taxation	5,442	802	322	628	1,159	(581)	314	8,086

Taxation	(346)	(159)	(81)	(114)	(196)	(470)	(49)	(1,415)

Tax rate	6.4%	17.5%

Profit after taxation	5,096	643	241	514	963	(1,051)	265	6,671

Profit attributable to non-controlling interests	711	295	1,006

Profit attributable to shareholders	4,385	643	241	514	668	(1,051)	265	5,665

Earnings per share	87.6	p	12.9	p	4.8	p	10.3	p	13.3	p	(21.0	)p	5.3	p	113.2	p

Intangible asset amortisation and impairment
Amortisation of intangible assets excludes computer software and capitalised development costs. Impairment of intangible assets (excluding computer software) and goodwill.
Major restructuring
Major restructuring costs, which include impairments of tangible assets and computer software, (under specific Board approved programmes that are structural, of a significant scale and where the costs of individual or related projects exceed £25 million), including integration costs following material acquisitions.
Transaction-related
Transaction-related accounting or other adjustments related to significant acquisitions.
Divestments, significant legal and other items
Proceeds and costs of disposal of associates, products and businesses; significant settlement income; significant legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations; other operating income other than royalty income, and other items including the impact of the revaluation of deferred tax assets and liabilities following enactment of the increase in the headline rate of UK corporation tax from 19% to 25% (effective 2023).
Separation costs
Additional costs to establish Consumer Healthcare as an independent business, as well as admission listing and demerger costs.

08
GSK Annual Report 2021

Financial performance
continued

Adjusted results

2021	2020
£m	% of turnover	£m	% of turnover	£%	Growth CER%

Turnover	34,114	100	34,099	100	–	5

Cost of sales	(10,726)	(31.4)	(10,191)	(29.9)	5	8

Gross profit	23,388	68.6	23,908	70.1	(2)	4

Selling, general and administration	(10,225)	(30.0)	(10,717)	(31.4)	(5)	(1)

Research and development	(4,776)	(14.0)	(4,603)	(13.5)	4	8

Royalty income	419	1.2	318	0.9	32	32

Operating profit	8,806	25.8	8,906	26.1	(1)	9

Net finance costs	(753)	(844)

Share of after-tax profits of associates and joint ventures	33	33

Profit before taxation	8,086	8,095	–	11

Taxation	(1,415)	(1,295)

Tax rate	17.5%	16.0%

Profit after taxation	6,671	6,800	(2)	9

Profit attributable to non-controlling interests	1,006	1,031

Profit attributable to shareholders	5,665	5,769

Earnings per share	113.2	p	115.9	p	(2)	9

How we performed
Cost of sales
Adjusted cost of sales as a percentage of turnover was 31.4%, 1.6 percentage points higher at AER and 0.8 percentage points higher at CER compared with 2020. This primarily reflected higher pandemic sales (
Xevudy
) as well as higher supply chain costs in Vaccines resulting from lower demand and higher inventory adjustments and higher commodity and freight costs in Consumer Healthcare, partly offset by price benefits in Pharmaceuticals, including the benefit from prior period RAR adjustments, a further contribution from restructuring savings across all three businesses and favourable mix in Vaccines.
Selling, general and administration
Adjusted SG&A costs as a percentage of turnover were 30.0%, 1.5 percentage points lower at AER than in 2020 and 1.8 percentage points lower on a CER basis. Adjusted SG&A costs decreased 5% AER, 1% CER which reflected the tight control of ongoing costs and reduced variable spending across all three businesses as a result of the
COVID-19
lockdowns, and the continuing benefit of restructuring in Pharmaceuticals, Consumer Healthcare and support functions. The decrease also reflected a favourable legal settlement in 2021 compared to increased legal costs in 2020 as well as one-off
benefits in pensions and insurance which were partly offset by the one-off
benefit from restructuring of post-retirement benefits in 2020. This was partly offset by increased investment behind launches in HIV and Vaccines.
Research and development
Adjusted R&D expenditure was £4,776 million (14.0% of turnover), 4% higher at AER, 8% higher at CER than in 2020.
Operating profit
Adjusted operating profit was £8,806 million, 1% lower than 2020 at AER, but 9% higher at CER on a turnover increase of 5% CER. The Adjusted operating margin of 25.8% was 0.3 percentage points lower at AER, 0.9 percentage points higher on a CER basis than in 2020.
The increase in Adjusted operating profit primarily reflected the benefit from incremental pandemic sales contributing approximately 6% AER, 7% CER to Adjusted operating profit growth. Adjusted operating profit also benefited from sales growth in Pharmaceuticals including the benefit from prior period RAR adjustments and tight control of ongoing costs including reduced promotional and variable spending across all three businesses as a result of the
COVID-19
lockdowns, favourable legal settlements compared to increased legal costs in 2020 and benefits from continued restructuring across the business. This was partly offset by lower sales in Vaccines, primarily
Shingrix
, higher supply chain costs in Vaccines and Consumer Healthcare, divestments in Consumer Healthcare and increased investment in R&D across Vaccines and Pharmaceuticals.
Tax
Tax on Adjusted profit amounted to £1,415 million representing an effective Adjusted tax rate of 17.5% (2020 – 16.0%).
Non-controlling
interests
The allocation of Adjusted earnings to
non-controlling
interests amounted to £1,006 million (2020 – £1,031 million). The reduction in allocation primarily reflected a reduced allocation of ViiV Healthcare profits of £438 million (2020 – £474 million), partly offset by higher net profits in some of the Group’s other entities with non-controlling
interests. The allocation of Consumer Healthcare Joint Venture profits was £515 million (2020 – £515 million).
Earnings per share
Adjusted EPS was 113.2p compared with 115.9p in 2020, down 2% AER but up 9% CER, on a 9% CER increase in Adjusted operating profit primarily reflecting incremental pandemic sales, sales increases in Pharmaceuticals, tight cost control and favourable legal settlements and lower interest costs, partly offset by lower sales in Vaccines, primarily
Shingrix
, higher supply chain costs in Vaccines, increased R&D investment and a higher effective tax rate. The contribution to growth from
COVID-19
solutions was approximately 8% AER, 9% CER.

GSK Annual Report 2021
   09

Our long-term priorities
We put Innovation, Performance and Trust first to realise our ambitions for patients, shareholders and our people. In 2021 we delivered a strong performance, and we are on track for a successful demerger to create two new leading companies in 2022.

Innovation We invest in scientific and technical excellence to develop and launch a pipeline of new products that meet the needs of our patients, payers and consumers.	Performance We deliver growth by investing effectively in our business, developing our people and executing competitively.	Trust We are a responsible company. We commit to use our science and technology to address health needs, make our products affordable and available and be a modern employer.

2021 objectives
–  Deliver Innovation sales with excellent commercial, R&D and supply chain execution in oncology, HIV and vaccines
–  Accelerate and strengthen pipeline with robust commercial input, including business development

2021 objectives
–  Continue to prioritise spending to deliver growth and return on investment
–  Continue to deliver
two-year
programme to prepare GSK for separation into two new leading companies
–  Build a stronger, more diverse workforce for two new leading companies

2021 objectives
–  Continue to deliver
on-time,
in-full
supply of our products
–  Improve manager capability to motivate, focus, develop and care for people
–  Continue to deliver progress on Trust commitments

Progress
–  Received three major approvals in 2021:
Apretude
, our long-acting HIV prevention medicine,
Jemperli
for endometrial cancer and
Xevudy
, for
COVID-19
–  Strong pipeline of 21 vaccines and 43 medicines, many of which offer potential best or first-in-class
opportunities for patients and 22 of which are in pivotal trials
–  20+ deals executed securing access to novel clinical programmes including with iTeos in immuno-oncology, Alector in immuno-neurology and Vir Biotechnology in flu, plus technologies that expand our capabilities in human genetics and AI /ML

Progress
–  Strong commercial execution across Pharmaceuticals, Vaccines and Consumer Healthcare
–  Pharmaceuticals £17.7 billion +4% AER, +10% CER with double-digit growth in new and specialty medicines +20% AER, +26% CER
–  Vaccines £6.8 billion
-3%
AER, +2% CER
–  Consumer Healthcare
-4%
AER, stable CER;
-1%
AER, +4% CER excluding divestments/brands under review
–  On track to deliver separation plans in
mid-2022

Progress
–  Maintained sector-leading rankings in ESG indices, including the Dow Jones Sustainability Index, Access to Medicine Index and Antimicrobial Resistance Benchmark
–  Maintained supply and manufacturing without significant disruption throughout the pandemic
–  Made further progress to deliver on net zero impact on climate, and a net positive impact on nature by 2030
–  Rolled out a new training programme to develop our managers to support them to be great managers and lead with care
–  Continued to prioritise diversity, with good progress made against our gender and ethnicity targets to improve representation in senior roles
–  WHO recommended wider use of our RTS,S vaccine for children in regions with moderate to high malaria transmission

2022 priority objectives
–  Deliver Innovation sales with excellent commercial, R&D and supply chain execution
–  Further accelerate and strengthen pipeline with dedicated in-house
expertise and robust commercial input, including optimised capital allocation and business development

2022 priority objectives
–  Deliver more than 5% sales growth and more than 10% adjusted operating profit on a compound basis in the next five years
–  Continue to prioritise spending to deliver growth and return on investment
–  Deliver a successful demerger in
mid-2022

2022 priority objectives – Deliver leading ESG performance and effective risk management with disciplined compliance

Culture
As we move towards the creation of two new leading companies, we have been embedding a culture where we are all ambitious for patients, accountable for impact, and continue to do the right thing. We track our cultural change with a range of indicators, increasingly embedding assessments in HR processes, and the Board receives regular updates. See pages 99 and 102.

Principal risks
Our risk management framework is designed to support our long-term priorities. See pages 46 and 112.

1	Innovation sales defined on page 12

GSK Annual Report 2021

Our culture
Our culture powers our purpose to get Ahead of disease Together, drives delivery of our strategy and makes GSK a place where outstanding people thrive.

Over the past four years, we have focused on embedding a culture anchored in purpose and performance. We’ve made great progress, demonstrated by strong engagement and pride in GSK, which has contributed to improved R&D productivity and performance of our commercial teams and in our supply chains. At the same time, the impact of the
COVID-19
pandemic has driven our teams to work more dynamically, with a deeper connection to our purpose and each other.
GSK’s purpose – to unite science, talent and technology to get Ahead of disease Together – puts our people at the heart of our success. To deliver on that purpose, and help our outstanding people thrive, the focus for our culture is for GSK to be a place where we are all ambitious for patients, accountable for impact, and do the right thing.
This means helping our people to constantly strive to do things better and faster, always focused on what matters most. It means setting clear objectives and ensuring accountability for results, while giving everyone the support or space they need to succeed. As ever, this means doing everything responsibly with care and integrity, because our people, and people around the world, count on us.
We measure this progress through a range of indicators, looking at how our people experience GSK as a place to work, how they embody the culture, and how this affects our performance. Engagement remains high at 78%, settling back to 2019 levels after a boost during the early phases of the pandemic. As part of changes to make our approach to measuring culture increasingly dynamic, we will augment our annual survey with pulse surveys, so that we can more quickly identify areas of success and areas of focus. We are a company that has respect for people at its core. This gives us an opportunity to build an inclusive culture internally and to be a force for good in improving inclusion and diversity in society. We continue to focus on building a more inclusive culture, with inclusion training for our people and leaders alongside our work to evolve our policies, processes and practices.

We know that leaders and managers play a crucial role in bringing culture to life for our people, and we continue to develop our managers through focused training, to support them to be great managers: to motivate their teams, to help them focus on what matters most, to support their performance and development, and to lead with care for everyone as individuals. We measure the effectiveness of our global manager population through annual One80 feedback and continue to build and refresh the expertise in our senior leaders, with 14% of our top 115 leaders appointed in 2021. Our broader HR processes, including reward and succession planning, will continue to be based on assessments of both what we deliver and how we do it (ie our cultural behaviours).
Our approach to hybrid working – Performance with Choice – is anchored in driving individual and collective performance, while creating more flexibility for our office-based
people in how and where they get their work done. This helps them perform at their best, based on their role, team and personal circumstances. As pandemic-related restrictions began to ease in many countries in 2021, all of our office-based
people have either already changed the way they work or started discussing it with their manager. In 2021, all of our office-based
workers (approximately a quarter of our people) worked some part of their week from home, and we continually look at ways to support our people in all role types to balance their work and personal lives.
We know that the strongest cultures need to be built from the top down, the bottom up and from the inside out to be successful. This is why this year we have been bringing people together from around the world, representing every role type, business area and region, to help us accelerate the culture across the company. We’re ready and excited to continue to make progress on our culture in GSK, so together we can deliver a step change in competitive growth and build a successful company that improves the lives of people across the world.
Consumer Healthcare culture, see page 43

GSK Annual Report 2021

Key performance indicators
To see how we are progressing against our three long-term priorities, we use ten key performance indicators.

The GSK Leadership Team (GLT) and our Board review our key performance indicators (KPIs) regularly. We also update our people on progress every quarter. We decide our people’s bonuses based on relevant subsets of our ten KPIs, which we also use to reward our executives’ performance (see pages 120, 129 and 131).
We track all our operating KPIs internally, and below we give data for those we report externally. Commercial sensitivities mean we can’t publish data for all operating KPIs (shown as n/r). To report our business performance, we use adjusted, non-IFRS
measures, including Adjusted results, free cash flow and CER growth rates (as described on pages 56 and 59).

Innovation	2021		2020		2019

Innovation sales

Pharmaceuticals and Vaccines – sales of products launched in the last five years	£6.8bn	1	£4.1bn	2	£3.0bn	2

Consumer Healthcare – sales from products which are new to a market in the last three years as a % of total sales	10%		11%		12%

Pipeline value and progress – the value of products in our pipeline and R&D milestones achieved	n/r		n/r		n/r

Performance	2021		2020		2019

Group turnover – flat at AER, 5% CER	£34.1bn		£34.1bn		£33.8bn

Profit

Total operating profit – down 20% AER, down 9% CER	£6.2bn		£7.8bn		£7.0bn

Adjusted operating profit – down 1% AER, up 9% CER	£8.8bn		£8.9bn		£9.0bn

Total operating margin	18.2%		22.8%		20.6%

Adjusted operating margin	25.8%		26.1%		26.6%

Free cash flow – down 18%	£4.4bn		£5.4bn		£5.1bn

Market share – our market share in relation to our competitors	n/r		n/r		n/r

Top talent and succession plans for key roles – our most talented employees in key roles with succession plans in place	n/r		n/r		n/r

Trust	2021		2020		2019

Employee feedback – employee engagement scores from our global employee survey	78%		84%		78%

Supply service level – percentage of orders delivered on-time, in-full	n/r		n/r		n/r

Corporate reputation – reputation index among stakeholders and informed public measured globally and in top 13 markets	n/r		n/r		n/r

Linked to Executive LTI awards and annual bonus, see pages 120, 129 and 131
From 2022, Executive LTI awards and annual bonus will be based on a mix of Total sales growth, Adjusted operating profit growth, pipeline and ESG targets.
See pages 122, 124 and 136 to 137.

1	2021 includes products that have benefited from significant lifecycle innovation

2	Comparative information reflects sales of those products that meet the definition for 2020

n/r	Not reported externally due to commercial sensitivities

GSK Annual Report 2021

Our external environment
The world is changing, shaped by major social and economic trends that continue to be influenced by the
COVID-19
pandemic. While the contribution of vaccines, medicines and healthcare has been clearly highlighted this year, challenges remain. We respond to this dynamic environment by working with governments, regulators and industry partners to deliver innovation to healthcare systems that demonstrates value to patients and payers.

A reopening of the global economy, driven by healthcare innovation
The events of 2021 gave a clear demonstration of the contribution our industry can make to the world. As the pandemic continued, collaborations between companies, governments, regulators and international organisations brought new vaccines and medicines to the world in record time. Regulatory processes got faster and companies invested in R&D to deliver novel products and expanded manufacturing capacity. The rollout of vaccine programmes enabled the global economy to reopen. Later in the year, regulatory approval was granted for
COVID-19
treatments. GSK contributed to the global response, through our agreements with the US, EU and a number of other governments to supply our
COVID-19
therapeutic,
Xevudy
(sotrovimab), and our ongoing vaccination development programmes with Sanofi, Medicago, SK Bioscience and CureVac.
At the same time, the virus continues to take lives, and the world is still dealing with the economic and social impact of the pandemic. The worst predictions of prolonged economic recession have not materialised, with global economic forecasts predicting growth of 5.9% in 2021 and 4.9% in 2022, although there is some uncertainty about the uniformity of the recovery, the management of debt, and inflationary trends.
1
Similarly, there will be continued economic and social threats posed by new variants such as Omicron. Although global healthcare spending is expected to rise, there will be competing funding demands between front-line staff costs, the ongoing need for pandemic medical products and catch-up
programmes to tackle growing waiting lists. Governments and healthcare systems will have to evaluate the cost of new pharmaceutical innovation and its role in helping to address the burden of illness across all therapy areas.
Outlook for the global healthcare market
The
pre-pandemic
trends in the use of medicines and spending remain relatively constant. In higher income countries, the adoption of new treatments, offset by patent lifecycles and competition from generics and biosimilars, is expected to continue as the main driver of medicine spending and growth. Global medicine spending totalled $1.4 trillion in 2021 and is expected to grow at
3-6%
CAGR through 2026, reaching about $1.8 trillion in total market size, excluding spending on
COVID-19
vaccines. The US market is forecast to grow by
0-3%
CAGR over the next five years. Spending in the top five European markets is expected to increase by $51 billion. China is expected to increase its uptake of new and original medicines (growing by $35 billion by 2026), with spending in emerging markets likely to increase by $128 billion.
2
Global spending on vaccines is predicted to grow at
12-15%,
reaching $46 billion in 2025.
3
It is forecast that by 2026, specialty medicines will account for nearly 60% of total expenditure in high-income markets, with the remainder, predominantly older and traditional therapies, becoming progressively lower-cost over time. The two leading global therapy areas – oncology and immunology – are forecast to grow
9-12%
and
6-9%
CAGR respectively through to 2026, lifted by significant increases in new treatments and medicine use. It is expected that 100 more oncology treatments will come to market over five years.
2
Our position
Our 2021 performance suggests that we are well positioned to capitalise on the forecast growth in specialty medicines. Increased investment for key R&D programmes and expanded support for new and ongoing launches has resulted in sales growth driven by strong uptake of new medicines. In 2021, new and specialty medicines grew by 26% CER and we recorded double-digit sales growth in immuno-inflammation,
respiratory and oncology. We see these results as very encouraging and a demonstration of strong progress against our strategic priorities. These new medicines are at the forefront of an exciting, high-value pipeline we continue to build across the prevention and treatment of disease.

1	IMF, World Economic Outlook: Recovery During a Pandemic, October 2021

2	IQVIA, The Global Use of Medicines 2022, January 2022

3	IQVIA, Global Medicine Spending and Usage Trends Outlook to 2025, April 2021

GSK Annual Report 2021

Our external environment
continued

Healthcare environment: opportunities and challenges

Pricing and access
Equal access to healthcare
For governments, equal access to healthcare is a growing policy priority. The challenge of bringing
COVID-19
vaccines equitably to the global population highlighted the dilemma. Industry has manufactured and distributed over 11 billion vaccine doses, but they have disproportionally gone to high-income countries. Only 9.6% of people in low-income
countries have received at least one dose.

Governments attempt to balance immediate access for their respective populations with global health responsibilities.
Though global initiatives such as COVAX have helped with access to vaccines, the disparity led some governments and international organisations to question intellectual property (IP) frameworks, most notably the World Trade Organization’s agreement on Trade-Related Aspects of Intellectual Property Rights (TRIPS) waiver provisions. However, there is concern that any moves to alter IP protections won’t address the problem and could destabilise innovation within life sciences. In turn, this could threaten future collaborations like the ones that were so important in creating the vaccines and treatments used to tackle this pandemic.
The need to demonstrate the value of innovation to public and private healthcare payers is growing. Expenditure on pharmaceuticals is heavily scrutinised, with renewed calls for transparency in price setting. However, there has been significant moderation of pharmaceutical expenditure over the last decade. Across 11 major markets surveyed by IQVIA, medicines’ expenditure represents only 15% of total healthcare spending and has remained relatively flat even though reliance on pharmaceuticals has increased.

Continued genericisation of medicines across therapeutic classes, including cancer, and the increased use of biosimilars is continually improving affordability and access. However, the outlook will continue to be challenging and the demand for data and real-world evidence to support continued reimbursement of new products is likely to increase. We will work with payers to design innovative solutions that manage their risk and uncertainty.
There is also likely to be a greater emphasis on health resilience and the role that preventative care can play in improving health outcomes. Health protection interventions, including immunisation, represent significant value in terms of return on investment (this is estimated to be £34 for every pound spent in the UK).

1	World Economic Forum, From zero COVID-19 vaccines to 11.2 billion in a year, 4 January 2022

2	Our World in Data, Coronavirus Vaccinations, as at 19 January 2022

3	IQVIA, Drug Expenditure Dynamics 1995-2020, October 2021

4	ABPI, Economic and Societal Impacts of Vaccination, 2020

5	H.R.5376—Build Back Better Act, 117th Congress, 2021-2022

6	PharmaExec.com, China 2021: The NRDL Readout, January 2022
US medicines policy
There were several legislative efforts to address drug pricing in the US throughout the year and pricing became a focal point in attempts to pass the $1.75 trillion social safety and climate package (Build Back Better Act) towards the end of the year.

The drug pricing reform proposals provided for direct negotiations between the federal government’s Medicare Insurance Programme and industry on the price of the ten costliest drugs for diseases, such as cancer and diabetes, that only have one supplier, with new prices taking effect in 2025. The measures sought to address out-of-pocket
expenditures for seniors by capping spending at $2,000 per person per year. Companies that raised the price of medicines above inflation for parts B and D of Medicare would be penalised. The inflation cap would also apply to private insurance markets.
Though the
out-of-pocket
measures should improve affordability for seniors, the industry is concerned that, taken together, the package could reduce patient choice and limit access to innovation in the future. With no agreement reached on the exact terms of the Build Back Better Act by the year end, the extent and effect of the drug reform package remained unclear.
European pharmaceutical reform
In Europe, there continues to be considerable scrutiny of drug pricing and a growing trend towards the centralised procurement of vaccines and medicines. A wide-ranging review of EU pharmaceutical legislation began as part of the EU’s pharmaceutical strategy. The strategy is based on four pillars, covering access, competitiveness and innovation, crisis preparedness and a strong EU voice in the world. The review is also looking at improved regulatory procedures and the vulnerability of supply of medicines.
Last year, the European Commission centralised the procurement of
COVID-19
vaccines on behalf of member states and in 2021 it concluded a joint procurement agreement to purchase monoclonal antibodies.
Beyond Europe, many countries are implementing various reforms ranging from regulatory pathways to cost containment. In China, the government has committed to accelerating patient access to health insurance cover and innovative medicines. China completed an update to its national reimbursement drug list (NRDL) in 2021 and will add new high-value medicines in the future. However, access to the NRDL can result in price reductions – on average, 61% in 2019, 51% in 2020 and 62% in 2021.

Our position
We aim to bring our new medicines, vaccines and consumer healthcare products to patients across the world, no matter where they live. We have an industry-leading track record on this, as shown by our continued top ranking in the Access to Medicine Index. We are working to ensure that as medicines become more specialised, we maintain our commitment to access. We will do this by making our products widely available at responsible prices that are sustainable for our business.

GSK Annual Report 2021

Our external environment
continued

Getting the balance right between responsible pricing and sustainable business is fundamental to our Innovation, Performance and Trust priorities. When setting prices for our medicines in mature markets, we use a value-based approach that balances reward for innovation with access and affordability (see page 36). We aim to provide truly differentiated, innovative products that offer effective health outcomes for patients and payers, so that all products deliver value.
 For more on pricing see our ESG Performance Report

Regulatory environment
Growing flexibility and cooperation
Despite the obstacles posed by the pandemic, regulators and the industry continue to prioritise the supply of essential vaccines and medicines, while also accelerating the development of new products. New regulatory approaches have facilitated innovation, particularly in digital healthcare, cell and gene therapies, complex clinical trials, big data and real-world evidence.
Regulators have worked in close cooperation with industry, often across regulatory jurisdictions, through supranational bodies, such as the International Coalition of Medicines Regulatory Authorities. There is the potential for the permanent adoption of regulatory adaptations that support the development and approval of a broader range of new vaccines and medicines. There is also an opportunity to simplify regulatory processes.

Across regions, major regulatory initiatives have been announced, including in the UK, China, US and Europe. In the US, negotiations between the industry and the Food and Drug Administration (FDA) about the Prescription Drug User Fee Act (PDUFA) VII have concluded. Potential regulatory innovations covered in the resulting commitment letter are moving on to the legislative process. In the EU, the industry continues to prepare for the European Commission’s revision of general pharmaceutical legislation. The industry is also working with the UK’s Medicines and Healthcare Products Regulatory Agency (MHRA), which is establishing new and enhanced partnerships with regulators outside the EU. Following Brexit, there are still significant regulatory challenges around implementation of the Northern Ireland Protocol. The industry continues to engage with both UK and EU agencies to resolve these.
Our position
GSK closely monitors and engages, where relevant and appropriate, to improve regulation. This happens mainly in the UK, Europe, US, China and Japan.
For example, scientific innovation is moving beyond the scope of current regulation and standards, and we continue to learn from our experience with
COVID-19.
Working with our peers, we are engaging with governments to create a balanced regulatory framework that supports the discovery and delivery of vaccines and medicines developed through emerging technologies and techniques.

Global environment: opportunities and challenges

Changing needs
Ageing populations are increasing global demand for preventive and therapeutic health solutions, and changing the way healthcare is delivered worldwide. The acceleration of digital health and telemedicine have revolutionised the delivery of healthcare over the last two years as patients increasingly managed their own healthcare at home. The global digital health market is expected to reach $484 billion in 2025 at a CAGR of 25%.
1
Patients are becoming more engaged with their healthcare, and companies are adopting more ‘patient-centric’ approaches, focused on patient outcomes, patient satisfaction and user experience.
Predictions suggest the global population will grow to 8.5 billion by 2030 (from 7.7 billion, 2019), despite the pandemic decreasing life expectancy in some countries in
2020-21.
The number of over-65-year-olds is set to double between 2019 and 2050.
2
More people are living in cities, becoming affluent and living to an advanced age. This is particularly true in China, which is experiencing the world’s fastest-ever expansion of the middle class, with projections that 1.2 billion people will be middle class by 2027.
3
Advances in science and technology will help us respond to the growing demand for healthcare created by changing demographics, greater patient control and the demand for digital health.
Our position
Changing demographics will contribute to rising demand for healthcare, which we can respond to with our diverse portfolio spanning infectious diseases, HIV, oncology, immunology and respiratory disease. We aim to positively impact the health of over 2.5 billion people over the next ten years with our products. In line with our Innovation priority, we are investing in a pipeline of vaccines and specialty medicines that will meet changing healthcare needs. We believe that new technologies will enable the earlier identification of diseases and we will develop precision medicines that will target treatments to groups of patients most likely to benefit. In vaccines, technological innovation is allowing us to address unmet medical needs across all age groups.

1	Digital Health Global Market Report 2021 - COVID 19 Growth and Change, Research and Markets, March 2021

2	United Nations, World Population Prospects 2019 (Revised), 2019

3	Brookings, China’s influence on the global middle class, Homi Kharas and Meagan Dooley, October 2020

GSK Annual Report 2021

Our external environment
continued

Advances in science and technology
We are at an exciting time in medical discovery, fuelled by the genetic revolution of the last decade combined with the expansion of (patient-driven) healthcare data and advanced technology like artificial intelligence/machine learning (AI/ML). Advances in functional genomics, such as CRISPR gene editing, have already started to redefine what is possible in drug discovery, allowing researchers to unravel the mysteries of biology and help pinpoint novel drug targets with a higher probability of success. This is driving a phenomenon we call the ‘digitisation of biology’, which allows scientists to explore human biology in a way never possible before. It holds much promise for treating diseases previously out of reach, and requires AI and machine learning.
Researchers, regulators and payers are also exploring how these technologies can help improve clinical trials and generate better insights on product effectiveness – and even new combinations of products – to improve health.
Rapid advances in science and technology are fundamentally changing life sciences R&D. The pandemic has accelerated vaccine innovation, including mRNA technology. This enables the body’s own cells to produce specific proteins, or antigens, so the immune system can prevent or fight infectious disease.
Our position
We are at the forefront of advances in science and technology, working to create innovative solutions to all kinds of healthcare challenges.
Advanced technology platforms
– These are central to our R&D approach. We have expertise in AI and functional genomics. Our dedicated global in-house
AI team is using machine learning to unlock the potential of complex genetic data with never-before-seen levels of speed, precision and scale. (See page 18 for more details).
Vaccines
– We use diverse platform technologies from adjuvants that improve vaccine effectiveness through to mRNA technology. These are at the heart of our pipeline differentiation.
Collaborations
– We’re partnering with teams from the cutting edge of fields within and outside pharmaceuticals and vaccines to help steer new science and develop therapeutics. (See pages
17 to 27
for more details).

Responsible business
Society’s expectations of businesses remain high. Companies across all sectors face increased scrutiny on the social and environmental impacts of their operations. At the same time, long-term socio-economic trends continue to drive down trust in business. Organisations must meet expectations on how they engage with – and benefit – society, the economy and the environment. Companies are partnering with policymakers and non-profit
organisations on finding new collaborative solutions to complex long-term issues, such as climate change and global health inequalities.
Climate change in focus
Recent political and economic challenges may have slowed progress on the UN’s Sustainable Development Goals but the need for action remains urgent. A top priority is addressing environmental issues. Extreme weather events, new scientific data on climate change and civic activism have rapidly advanced the case for sustainable energy solutions and stronger protections for the natural world and biodiversity. The Glasgow COP26 summit was the 2021 focal point for international climate change solutions. It led to the Glasgow Climate Pact, which includes new emissions pledges that, if fulfilled, will limit global warming to about 2.4 degrees above pre-industrial
levels.
1
For the first time at COP a plan was also set out for reducing global use of coal – responsible for 40% of annual CO2 emissions.
2
Recognising good ESG management
Societal expectations of business continue to increase, with businesses expected to play their part in addressing some of the biggest challenges facing society. The international investment community is responding to this context by placing higher value on businesses that actively manage ESG risks and opportunities. These businesses are seen to offer a better foundation for long-term, sustainable growth; with good environmental stewardship and climate risk mitigation planning becoming a priority for investors.
Our position
Trust is essential to how we deliver on our purpose and create long-term value for both shareholders and society. We have 13 commitments that support our Trust priority and we are deeply committed to addressing the issues that matter, including pricing and access, global health, the environment, and inclusion and diversity.
During 2021, we made good progress across many of these areas. We retain a sector-leading position in the Dow Jones Sustainability Index. Our leading work in improving global health and tackling antimicrobial resistance was recognised by the Access to Medicine Foundation through top rankings in their Access to Medicine Index and AMR benchmark. The WHO recommended our malaria vaccine for wider use in children in regions with moderate to high malaria transmission. We launched new aspirational gender and ethnic diversity targets, to increase representation at senior levels, alongside a review of recruitment processes at all levels to make sure we are reaching and attracting diverse candidates. And we made strong progress on our 2030 climate and nature goals, including large-scale renewable energy investments at two major manufacturing sites, joining a coalition to curb deforestation, and investing in R&D to cut greenhouse gas emissions from our metered dose inhalers by up to 90% (see page 39).

1	Lewis S & Maslin M, Five things you need to know about the Glasgow Climate Pact, World Economic Forum, 15 November 2020

2	Ritchie H and Roser M, CO2 emissions by fuel, Our World in Data, Last accessed 19 January 2022

GSK Annual Report 2021

Innovation
Innovation is at the core of what we do. In 2021, we continued to strengthen our pipeline of vaccines and medicines, apply our growing expertise and partnerships in technology and data, and increase the productivity of our R&D. It has been a year of new launches, regulatory approvals and important clinical studies, turning our expertise into transformational vaccines and medicines for patients.

Pharmaceuticals and Vaccines highlights

–  Strong pipeline of 21 vaccines and 43 medicines, many with the potential to be first or best-in-class
opportunities for patients, 22 of which are in pivotal trials

–  Approval in the US for
Apretude
, our long-acting HIV preventative therapy

–
Xevudy
(sotrovimab), our monoclonal antibody treatment for
COVID-19,
approved or authorised for conditional/ temporary use in the US, UK, EU and over 12 other countries

–  Approval for
Jemperli
, as a treatment for endometrial cancer and certain solid tumours

–  Positive phase III data for daprodustat for patients with anaemia of chronic kidney disease

–  20+ deals executed securing access to five novel clinical assets

–  Approximately 70% of our targets in research are genetically validated, and published scientific research shows that genetically validated targets are at least twice as likely to become medicines

Innovation is at the heart of achieving our purpose – to unite science, talent and technology to get Ahead of disease Together. It’s by discovering and developing new vaccines and medicines that we help patients and make a large-scale, positive impact on human health through prevention and treatment of disease.
R&D is the core of our innovation. In 2021, we invested £5.3 billion in R&D – 3.5% AER more than 2020 – to enhance our pipeline of vaccines and medicines. Through our own work, and partnerships with other businesses and academia, we currently have 21 vaccines and 43 medicines in development. Many have the potential to be first or best-in-class. In all we do, we encourage our teams to pursue bold research, backed by data and science and underpinned by clear accountability.
We have streamlined our R&D governance to allow us to keep up this pace. In 2021, we switched from separate clinical development organisations for vaccines and medicines to a single combined organisation. This will help us make sure we invest in the programmes with the biggest impact for patients and unlock scientific synergies across prevention and treatment.
Our approach to R&D
To deliver transformational vaccines and medicines, our R&D approach is to focus on the science of the immune system, human genetics and advanced technologies, such as artificial intelligence and machine learning.
We prioritise research into vaccines and medicines across our four therapeutic areas of infectious diseases, HIV, oncology, and immunology including respiratory. We also remain open to opportunities outside these core areas where the science aligns with our strategic approach.
Our pipeline consists of 64 potential vaccines and medicines with more than 70% that modulate the immune system. In 2021, we moved 19 assets into phase I or phase II trials.
Speeding up the pace of discovery and development
The productivity of our R&D is increasing. Since 2017, we’ve doubled the number of assets in phase III of clinical development to 22 and cut overall cycle times across development by 20%. In addition, in 2022 we anticipate milestones on up to 7 of the 11 potential new vaccines and medicines identified as key future growth drivers, including
Apretude
which was approved at the end of 2021 and our respiratory syncytial virus (RSV) vaccine candidate for older adults.
This growing pace helps us make a difference to more people’s lives. For instance,
Blenrep
(belantamab mafodotin), a treatment for multiple myeloma, gained regulatory approval just two years after the start of its first pivotal study. And our
COVID-19
treatment, sotrovimab, achieved emergency use authorisation from the FDA just 13 months after our partnership with Vir Biotechnology began in April 2020, when the molecule was still in preclinical phase.

GSK Annual Report 2021

Innovation
continued

Leading progress
We’ve had 13 major new vaccines and medicines approved since 2017. This puts us in the top quartile in our industry. For
2018-20,
we had a greater than 90% success rate for our pivotal studies, compared to 77% across the industry. Our
2017-20
number of launches per billion dollars of R&D spending was over 50% better than peer median.
Lifecycle innovation
As well as developing new treatments, we look for innovation across the lifecycle of our existing vaccines and medicines by finding new ways for them to help patients, either on their own or combined with other therapies. Since 2017, we have increased the number of lifecycle projects per asset by 50%. Examples are:

–	Benlysta for the treatment of both systemic lupus erythematosus and lupus nephritis.

–
Nucala
, our anti
IL-5
biologic, which is now also approved in the US and Europe for severe eosinophilic asthma, hypereosinophilic syndrome, eosinophilic granulomatosis and polyangitis and chronic rhinosinusitis with nasal polyps.

–	Our shingles vaccine, Shingrix , which was approved for wider use in several markets including the US and Canada.

–	Expansion of our clinical trial programme for Zejula into new indications such as breast and lung cancer.

–
The contribution of
Trelegy Ellipta
to respiratory disease and lung health continues to evolve.
Trelegy
has expanded the indicated use from chronic obstructive pulmonary disease (COPD) to include asthma in the US.

Strategic partnerships – joining forces to make progress
Through strategic partnerships and business development, we join forces with commercial and academic partners to open up new avenues of discovery or advance the development of new potential medicines. In 2021 alone, we announced more than 20 partnerships and collaborations that provided us access to five novel clinical assets, including with iTeos in immuno-oncology, Alector in immuno-neurology and Vir Biotechnology in flu. We have also invested in technologies that expand our capabilities in human genetics and artificial intelligence/machine learning (AI/ML).

Genetics, genomics and technology
The success of our R&D rests not just on finding new treatments, but on getting better at how we find them. The key to that is combining genetics, genomics and advanced technologies.
To fulfil our purpose to get Ahead of disease Together, we prioritise genetically validated targets to increase our probability of successfully delivering an approved vaccine or medicine. Approximately 70% of our targets in research are genetically validated and published scientific research shows that genetically validated targets are at least twice as likely to become medicines. We’re now able to harness advanced technologies to convert insights from human genetics and genomics to improve the probability of success for R&D.
Making better predictions to help patients
The last decade has seen a revolution in genetic data and genomics. AI and machine learning help us find patterns in data on a larger scale and far more quickly than before. This is leading to the ‘digitisation of biology’ and is allowing us to better understand the root cause of many diseases.
At GSK we partner with the world’s best minds and leading institutions in these areas. We are also investing in our own capabilities including our London AI hub, which is using biomedical information, AI/ML and computing platforms to unlock new insights from our genetic and clinical data.
With these capabilities we have found new potential combinations for existing therapies, such as
Blenrep
in combination with a gamma secretase inhibitor, which could allow for greater patient benefit.
Forming the right partnerships in genetics and genomics
Our collaboration with consumer genetics and research company 23andMe has yielded more than 40 novel research programmes, one of which is now in phase I for the treatment of cancer. We’ve also worked with the UK Biobank since its founding and have joined the UK’s most recent bioresource, Our Future Health. Additionally, we are supporting newer datasets that feature diverse populations, such as the Genes and Health Consortium in East London and the Black Representation in Genetic Research Study with 23andMe.
In late 2021, we announced a
five-year
collaboration with the University of Oxford which will focus on neurodegenerative diseases. The new Institute will leverage advanced technologies to build on insights from human genetics to accelerate the most promising areas for drug discovery.

GSK Annual Report 2021

Innovation
continued

In genomics, our partners include the world’s preeminent experts: the Broad Institute in Boston and the Laboratory for Genomics Research (LGR), which we established with the University of California in 2019. They’re helping us find genetically validated drug targets by investigating areas including genetic variations and their consequences for the function of cells. Working with the pioneers of CRISPR technology at LGR, we’re uncovering new knowledge about disease mechanisms for immunology, oncology and neurology in 12 different programmes. Meanwhile, our work with UK biotech Adrestia is leveraging a new area called synthetic viability to find novel drug targets in hard to treat diseases like frontotemporal dementia (FTD).
We are also funding PhD studentships at multiple universities and institutes, including the Crick Institute, the University of Adelaide in Australia and University of Oxford, Stanford University, Cambridge’s Centre for AI and Medicine, and Warwick University. This will help make sure we have sustained talent pools and the right skills in the coming years.
Using AI/ML to build scale and speed
In 2021, we started a new partnership with King’s College London using AI/ML to understand why some patients respond to cancer treatment, while disease progresses in others. The technology will tell us more about the role of tumour genetics, the tumour microenvironment and response to therapies. In addition, the technology will aid the creation of tools to help make better clinical decisions for personalised treatment.
NVIDIA’s
Cambridge-2
supercomputer is performing a similar role for us in immuno-oncology by fusing different datasets and building large-scale models to help us determine the best treatment for patients. And the largest ever chip processor for AI, built by Silicon Valley start-up
Cerebras, is helping us construct larger-scale genetic models that learn from DNA to help deconstruct how genes operate in different disease contexts.
Extensive vaccine platform technologies
Our work in vaccine platform technologies, with the broadest portfolio in the industry, enables us to select the most promising technology approach (or combinations of different platform technologies) to develop new vaccines previously not thought possible. Platform technologies such as adjuvants, bioconjugation, generalised modules for membrane antigen (GMMA) and adenovirus vectors can be used to make vaccines against a range of different pathogens and allow for a tailored approach to deliver success. This includes mRNA, a key focus area for our development as we see it as a critical platform technology and major opportunity for the future of vaccines. We’re investing in it significantly, including through our collaboration with CureVac and by building on our in-house
end-to-end
mRNA development and manufacturing capabilities.
We are focusing our efforts on modified and
non-modified
mRNA technologies optimised for high protein expression to improve mRNA potency and tolerability.
Digitisation, machine learning and AI are helping us speed up the vaccine research and manufacturing process. In 2021, we announced a successful proof of concept of a digital twin approach for vaccine manufacturing with Siemens and Atos. The digital twin uses machine learning and modelling to provide new insights for optimising the development and manufacturing of vaccines.

Infectious diseases

The world faces a persistent threat from infectious diseases that not only claim lives but also put strain on healthcare systems. Almost half the vaccines and medicines in our pipeline address infectious diseases.
We are targeting several new launches by 2026, including our vaccine candidate for RSV in older adults, and gepotidacin, an antibiotic to treat uncomplicated urinary tract infections (uUTI). Both have the potential to be first and best-in-class.
We also aim to complete five proof of concept studies for new vaccine candidates by 2023. Those that successfully demonstrate proof of concept will be ready to move to registrational clinical trials.
In 2021, we moved multiple vaccine candidates into clinical trials. They include a meningitis ABCWY second generation vaccine and vaccine candidates for
Klebsiella pneumoniae
, cytomegalovirus (CMV) and new strains of varicella (chickenpox). Our latest trials also include protein-based, adjuvanted
COVID-19
vaccines, which we are developing in collaboration with other companies.

GSK Annual Report 2021

Innovation
continued

Our combined expertise in vaccines and medicines means we are uniquely positioned to focus on connections between treatment and prevention. Examples include:

–	COVID-19, for which we are working on both treatments and vaccines

–	RSV and respiratory conditions, through our efforts to develop RSV vaccines for the populations most at risk, as well as to develop future respiratory medicines

–	Hepatitis B, through our antisense oligonucleotide and vaccine technologies in development

–	Influenza, for which we are developing vaccines and antibodies
The close collaboration in R&D across our research areas helps us innovate in areas where multiple tools might be required, such as antimicrobial resistance (AMR) or pandemic response. By drawing on the crossovers between our work in vaccines and pharmaceuticals we enhance our ability to develop innovative solutions to meet patient needs.
Shingles
Around one in three people will develop shingles in their lifetime. In 2017, our
Shingrix
vaccine signalled a step change in preventing this painful and potentially serious illness. It’s the first non-live
shingles vaccine, and it combines a specific subunit antigen with an adjuvant to sustain the immune response.
In 2021, we continued to expand access to
Shingrix
. We launched it in nine new markets: Australia, Singapore, Hong Kong & Macau, Italy, Spain, Denmark, Finland, Austria and the UK. Switzerland followed in early 2022.
Regulators in the US, Canada, Australia, Hong Kong and Singapore also extended the indication for the vaccine to adults 18 years and older at increased risk.
Shingrix
is the first shingles vaccine indicated for this expanded use.
We also achieved regulatory approvals for the vaccine in South Korea, Brazil, Switzerland and Taiwan, including for the 18+ at increased risk population. We gained new recommendations for the vaccine in Italy, Spain, Australia and Switzerland.
In addition, the US’s National Comprehensive Cancer Network (NCCN) Survivorship Guidelines were updated to preferentially recommend
Shingrix
for cancer survivors aged 50 years and older, and the NCCN Guidelines on the Prevention and Treatment of Cancer-Related Infections were updated with
Shingrix
recommendations for autologous hematopoietic cell transplantation (HCT), multiple myeloma and lymphoma patients. The Global Initiative for Chronic Obstructive Lung Disease (GOLD) guidelines were also updated to recommend shingles vaccination to protect against shingles in adults with COPD aged 50 years and older.
RSV
Respiratory Syncytial Virus (RSV) is a very common virus and a leading cause of acute respiratory infections. In older adults, RSV can exacerbate underlying conditions and lead to pneumonia. It causes 360,000 hospitalisations and 24,000 deaths in over-60s
each year in high-income countries, yet remains one of the major infectious diseases without a vaccine. RSV is the leading cause of severe respiratory infections in infants and causes more hospitalisations than influenza in this vulnerable group.
Our programme to help prevent RSV consists of two candidate vaccines, the most advanced of which is being tested in adults aged 60 years and over. It uses a recombinant pre-fusion
F antigen combined with our AS01 adjuvant. The AS01 adjuvant is a key ingredient in
Shingrix
and boosts the immune response, helping to overcome the challenges associated with protecting older people. We anticipate phase III data on this candidate vaccine in the first half of 2022. We stopped enrolment and vaccination in trials of our RSV maternal candidate vaccine in February 2022 following feedback from the Independent Data Monitoring Committee (IDMC). Further analysis to better understand safety data from these trials is ongoing.
We have stopped developing a phase II RSV paediatric candidate vaccine based on an adenovirus vector, which was not using the pre-fusion
F antigen, because it was unlikely to meet our efficacy target. We are currently investigating new technologies to address this important medical need.
Meningitis
About 1.2 million people develop invasive meningococcal disease (IMD) every year, with infants, young children and adolescents particularly vulnerable. Even with early diagnosis and adequate treatment, 5% to 10% of patients with bacterial meningitis die, often within 24 to 48 hours of symptoms starting. Left untreated, meningitis is fatal in up to 50% of cases and can cause brain damage, hearing loss or disability in 10% to 20% of survivors.
We are a leader in IMD protection, with over ten million patients vaccinated in 2021 alone.
Bexsero
, our meningitis B vaccine, and
Menveo
, our meningitis ACWY vaccine, together help protect against most IMD cases.
In 2021, GSK filed a submission to the FDA for a fully liquid version of
Menveo
. This would simplify administration of the vaccine by healthcare providers.
We are developing two MenABCWY pentavalent
(5-in-1)
vaccines, which would mean just one vaccine, rather than two, could be used to help protect against all five major disease-causing serogroups. The first generation MenABCWY vaccine candidate is in phase III clinical trials and was created by combining the technologies we have used to develop our existing
Bexsero
and
Menveo
vaccines. In 2021, we also started a phase I/II trial of a second generation pentavalent candidate for broader age indications and strains.

GSK Annual Report 2021

Innovation
continued

COVID-19
Globally, more than 400 million cases of
COVID-19
have been recorded since the outbreak emerged, resulting in the deaths of over five and a half million people. With our partners, we have been developing treatments as well as several vaccines.
Treatment – harnessing monoclonal antibodies
Alongside vaccines, effective treatments are critical to support patients and communities through the next phases of the pandemic. Some
COVID-19
patients are at a higher risk of hospitalisation and death due to risk factors such as old age or comorbidities. For these patients, it will remain important to have access to early, effective treatment options including monoclonal antibodies.
Through our collaboration with Vir Biotechnology, which began in 2020, we developed
Xevudy
(sotrovimab) – a
SARS-CoV-2
monoclonal antibody that works to prevent the virus from entering and infecting healthy cells within the body. In the first half of 2021, GSK and Vir announced results from
COMET-ICE,
a phase III trial that investigated intravenous (IV) infusion of sotrovimab in adults with mild or moderate
COVID-19
at high risk of progression to severe disease.
Sotrovimab is authorised for emergency use in the US and, under the brand name
Xevudy
, has been granted a marketing authorisation in the EU. It has conditional or provisional marketing authorisations in Great Britain, Switzerland, Australia and Saudi Arabia. It has also been approved via Japan’s Special Approval for Emergency Pathway. Temporary authorisations for sotrovimab have also been granted in several other countries.
Sotrovimab binds specifically to a region of the spike protein that is less likely to change, increasing the potential that it may remain effective against variants that emerge over time. Data from preclinical in vitro studies demonstrate that sotrovimab retains activity against all tested variants of concern and interest to date, including Delta and Omicron.
Along with Vir, we are continuing to progress the clinical development programme for sotrovimab and are exploring more convenient methods of administration. In November, we received positive results from the COMET-TAIL trial investigating the intramuscular (IM) route of administration of sotrovimab as an early treatment for mild-to-moderate COVID-19 in high-risk, non-hospitalised adults and paediatric patients (12 and over). Knowing that the greatest need for effective prophylactic treatments is likely to come from immuno-compromised people, GSK and Vir are also supporting clinical studies specific to this population.
COVID-19 vaccines – using technology to boost immune response
We are working with several companies on
COVID-19
vaccines using our proprietary adjuvant technology. Adjuvants can make vaccines more effective by boosting and extending the body’s immune response. They also make it possible to produce more doses with less antigen, enabling the production of more vaccine doses to address global needs.
Following positive phase II data, our vaccine collaboration with Sanofi began phase III trials in May 2021, in parallel with a programme of booster studies. In December 2021 we announced positive preliminary results showing that a single booster dose of the adjuvanted recombinant protein-based COVID-19 vaccine candidate delivered consistently strong immune responses across all primary vaccines received. And, in February 2022, we announced our intention to submit applications for regulatory approval of the vaccine in the US and Europe following the positive read outs of both the booster and primary phase III trials with this vaccine candidate.
In December 2021 we reported positive phase III data for the adjuvanted plant-based vaccine we are developing with Medicago, building on positive phase II results announced earlier in the year. Based on these data, the vaccine, Covifenz, was approved in Canada in February 2022.
A third vaccine using our adjuvant technology is in development with SK Bioscience. If successful, we intend to distribute this vaccine globally through the COVAX facility. The GPB510 vaccine, a self-assembled nanoparticle vaccine targeting the receptor-binding domain of the
SARS-CoV-2
spike protein, started phase III trials in August 2021.
We are also developing second generation mRNA
COVID-19
vaccine candidates using modified and
non-modified
RNA vaccine technologies as part of our collaboration with CureVac. In August and November 2021 we announced encouraging results from a range of pre-clinical
studies.
Other infectious diseases
Diphtheria, tetanus and pertussis
In Europe, healthcare providers can now give
Boostrix
, our combination tetanus, diphtheria and pertussis vaccine, together with one additional vaccine such as
Shingrix
, or an unadjuvanted or inactivated seasonal influenza vaccine. This will save patients multiple vaccination visits and make healthcare more efficient.
Chronic hepatitis B
Over 300 million people suffer from chronic hepatitis B, and each year around 887,000 die from the decompensated cirrhosis or liver cancer it can cause.
Our candidate vaccine, currently in phase I/II, is a targeted immunotherapy combining different technologies, including our adjuvant AS01 also used in
Shingrix
and in our RSV candidate vaccine for older adults. It aims to activate functional virus-specific T-cell and B-cell responses and restore immune competence against hepatitis B virus (HBV). This immune restoration could lead to a functional cure of chronic hepatitis B, which is defined as controlling the virus without eradicating it from the body. A functional cure could reduce the risk of long-term complications of chronic hepatitis B infection, liver inflammation and cancer. We expect proof of concept data in 2023.

GSK Annual Report 2021

Innovation
continued

We are also developing bepirovirsen, an HBV antisense oligonucleotide, which has the potential to be a first-in-class
functional cure for chronic HBV and is designed to restore the immune system’s natural ability to eliminate infected liver cells and provide long-term control of HBV. Our phase IIa programme demonstrated that bepirovirsen can reduce hepatitis B surface antigen after four weeks of treatment. We anticipate data from our ongoing phase IIb programme in 2022.
Cytomegalovirus
CMV is a serious health risk for babies. Most infants with congenital CMV are asymptomatic at birth but still at risk of long-term health problems, including hearing and sight loss, delayed development and seizures. In the US, CMV is the leading infectious cause of birth defects. About one in 200 babies is born with congenital CMV infection, and about one in five of those will have long-term health problems.
There’s currently no approved vaccine, but we are working to change that with an adjuvanted subunit vaccine that entered phase I/II trials in 2021.
Antibiotics and antimicrobial resistance
Antimicrobial resistance (AMR) is an urgent threat to public health. By undermining the effectiveness of antibiotics, it currently contributes to 700,000 deaths every year globally, a figure that is expected to increase significantly unless action is taken. We’re focusing on organisms with the highest risk of developing AMR as characterised by the Centers for Disease Control and Prevention (CDC) and World Health Organization (WHO).
Medicines – developing new mechanisms
We are developing gepotidacin, a novel mechanism topoisomerase inhibitor, for uncomplicated urinary tract infections (uUTI) and gonorrhea, in partnership with the Biomedical Advanced Research and Development Authority (BARDA) in the US. This is the first time a new oral antibiotic has addressed these infections in over 20 years. Gepotidacin is currently in phase III.
Vaccines – targeting resistant pathogens
We are using new scientific insights and technologies, including adjuvants, mRNA, bioconjugation and generalised modules for membrane antigens (GMMA) to target pathogens that create a significant health burden and are likely to develop antibiotic resistance.
We have four vaccines in clinical trials, against Staphylococcus aureus, Clostridium difficile, Shigella and Klebsiella. We also have other programmes that could have a major impact by reducing cases of diseases directly or indirectly contributing to AMR, including RSV and tuberculosis.
Staphylococcus aureus is often resistant to antibiotics, with multiple drug-resistant strains already in circulation. In the US, methicillin-resistant strains cause more than 300,000 cases in hospital patients, and an estimated 10,600 deaths. In 2021, our candidate vaccine to prevent primary and recurring soft skin tissue infections from this pathogen entered phase II.
In the US, Clostridium difficile causes more than 200,000 cases in hospital patients and leads to around 12,800 deaths every year. In 2021, we progressed the phase I first-time-inhuman
study of our candidate vaccine against this pathogen.
Klebsiella pneumoniae can cause severe infections in the lungs, bladder, brain, liver, eyes and blood, as well as types of meningitis. There is no approved vaccine, and resistance to many treatments is growing.
Our candidate vaccine, developed with LimmaTech, started clinical development in July 2021. If it succeeds, it could help prevent most Klebsiella-associated infections in people who are at highest risk, including older people with underlying conditions like diabetes, kidney disease or chronic liver disease. The vaccine is a tetravalent bioconjugate including
O-antigen
to target the serogroup causing most infections. We combine the antigens with our proprietary adjuvant system, which has shown, with vaccines like
Shingrix
, that it can help provide strong immune responses in people of all ages including older adults.
Shigella causes over 200,000 deaths every year and is the second leading cause of diarrheal death globally after rotavirus. There is currently no widely available licensed vaccines to protect against Shigella; and the related threat of growing anti-microbial resistance is a significant issue.
We started a phase I trial of a quadrivalent Shigella vaccine candidate based on our innovative GMMA technology. This is a unique approach to creating bacterial vaccines by replicating the surface characteristics of the bacteria through membrane vesicles.
Early science and additional collaborations
Our partnerships in infectious diseases include our work with CureVac on mRNA vaccines, not only against
COVID-19,
but also five additional targets including seasonal and universal flu.
Building our understanding of the microbiome in chronic diseases
We have developed collaborations with two companies to generate scientific insights and turn them into innovation in microbiome engineering and optimisation for new therapies.
In October 2021, we expanded a collaboration with Viome Life Sciences that started in 2019, investigating the role of the microbiome in chronic diseases. It combines our expertise in immunology with Viome’s mRNA analysis and AI platforms to give us new insights into chronic diseases, cancers and ageing.
We aim to generate data on how pathogens cause or exacerbate chronic diseases, including autoimmune inflammatory conditions and immuno-oncology. This will help us build a predictive model to tell us more about targets for therapies that build on vaccine technology to prevent and even reverse chronic diseases.
With Eligo Biosciences, we are focusing on developing ways to treat acne. This means using Eligo’s CRISPR and bacteriophage technology to remove unwanted bacteria while leaving beneficial bacteria intact.

GSK Annual Report 2021

Innovation
continued

HIV

HIV is an urgent global health threat with 1.5 million new cases each year, including 38,000 new cases in the US and 22,000 new cases in the EU. However, of the 38 million people living with HIV, 55% of the world’s cases, over 20 million people, come from sub-Saharan
Africa.
1
Our work in HIV is through ViiV Healthcare, the world’s only specialist HIV pharmaceutical company, which we majority own, with Pfizer and Shionogi as shareholders. Our goal is to limit the impact of HIV on people’s lives by treating, preventing and ultimately curing it.
We are developing long-acting medicines that have the potential to dramatically change people’s experience by giving them an alternative to daily medicine. We are also working on long-acting therapies to prevent HIV.
Replacing daily medicines with long-acting regimens
Our aim is to offer innovative choices that help address the evolving needs of people living with HIV. Despite incredible progress made with current oral HIV medicines, some people living with HIV face challenges taking pills every day. We are transforming the lives of people living with HIV by reducing the number of days they take treatment from 365 to 12 or 6 per year. This spares them the daily reminder of living with HIV, as well as relieving the pressure of having to take medicine every day.
In January 2021, we received FDA approval for
Cabenuva
, the
first-ever
complete, long-acting, injectable regimen for HIV, offering people living with HIV in the US a new approach to care. Studies show
Cabenuva
dosed once-monthly is as effective as three-drug oral regimens that patients currently take every day.
We received approval for dosing once every two months in the US in early 2022.
In Europe, the regimen is approved as the combination of
Vocabria
(cabotegravir) and Rekambys (rilpivirine), with dosing every two months.
Launching this innovative treatment regimen has established ViiV Healthcare as the industry leader in developing long-acting HIV medicines.
Giving patients a
two-drug
regimen option
Integrase inhibitors are the gold standard in HIV treatment and our medicine dolutegravir is the most widely prescribed in the world. More than 21.3 million people living with HIV – almost 3 in 4 of those currently on HIV medicine – are now taking a dolutegravir-based regimen. Our two-drug regimen oral therapies
Dovato
and
Juluca
, based on dolutegravir, have been shown to be as well tolerated and effective as three-drug regimens. This allows people living with HIV to maintain viral suppression while taking fewer HIV drugs over their lifetime.
We have a robust and industry-leading clinical trial programme that is driving confidence in two-drug
regimens. Our goal is to make
Dovato
the most successful dolutegravir-based regimen because it has fewer reactions to drugs and reduces exposure to antiretrovirals. We now have more than three years of efficacy and safety data for
Dovato
which sets the bar very high for
two-drug
oral treatment regimens. Both the US and European Treatment Guidelines include
Dovato
as recommended for most adult patients who are new to therapy as well as for stably suppressed patients who need a switch in their HIV therapy.
Supporting people living with HIV with a range of options
No single medicine works for all people living with HIV, so we offer innovative choices that help address their evolving needs.
Our portfolio of approved antiretroviral medicines offers a range of therapeutic options and includes
Tivicay
and
Triumeq
, which contain dolutegravir.
In 2021, we received European marketing authorisation for the first ever dispersible tablet formulation of dolutegravir in the form of
Tivicay
, a treatment for children from four weeks old and over three kilogrammes living with HIV in Europe. We also made a regulatory submissions to both the FDA and EMA for approval of a new dispersible tablet formulation of the fixed dose combination of abacavir, dolutegravir and lamivudine (
Triumeq
) and to lower the minimum weight at which a child can be prescribed this medicine.
In Europe, we received approval in February 2021 for
Rukobia
(fostemsavir), a
first-in-class
HIV attachment inhibitor. This addresses an unmet need for heavily treatment-experienced adults with
HIV-1
who aren’t responding to current antiretroviral treatment and have exhausted all other options. The European approval followed US approval in 2020, when it was fast-tracked as an FDA breakthrough therapy.
Preventing HIV with long-acting cabotegravir PrEP
Preventing HIV is essential. This has been reinforced by the US Government’s goal to reduce acquisition of HIV by 75% by 2025.
In December 2021, the FDA approved ViiV Healthcare’s
Apretude
, the first and only long-acting injectable
pre-exposure
prophylaxis (PrEP) option to reduce the risk of sexually acquired
HIV-1.
Studies, reported in 2020, showed the
once-every-two-month
regimen was superior to daily pills, with effectiveness three to nine times higher (in men and women, respectively) than the oral medicine in preventing HIV acquisition.

1    hiv.gov/hiv-basics/overview/data-and-trends/global-statistics

GSK Annual Report 2021

Innovation
continued

Increasing our ambition for patients
Our pipeline includes a number of medicines with new mechanisms of action that could be combined with our integrase inhibitor, cabotegravir, to create medicines to further extend the interval between doses. We have two objectives. One is to produce the world’s first self-administered long-acting medicine for people who want to take medicine at home. The other is to develop an ultra-long-acting regimen, with dosing intervals of three months or longer.
We have a
20-year
history of success in developing integrase inhibitors for HIV, including dolutegravir and cabotegravir, through the collaboration with our shareholder Shionogi. This year we signed an exclusive collaboration and licence agreement with Shionogi for a third-generation integrase inhibitor, a pre-clinical
candidate called VH148. We believe it will give us the potential to offer medicines with longer dosing intervals than cabotegravir. This could anchor our future pipeline of innovative, long-acting therapies for HIV beyond 2030.

Also in 2021 we announced a licensing agreement with life sciences company Halozyme for its recombinant human hyaluronidase called PH20. When PH20 is injected subcutaneously, it creates a temporary expansion under the skin, allowing increased volumes of medicine to be delivered, without added discomfort to the patient. With the ability to give a larger dose, we hope to expand the interval between doses. This opens up opportunities to combine cabotegravir with other products in our pipeline to create ultra-long-acting regimens for treatment and prevention of HIV. In particular, there’s potential for us to use this technology to increase the dosing interval of cabotegravir for prevention from every two months to as long as every six months.
Our ultimate goal remains to find a cure for HIV. We are continuing to progress our unique industry/academic partnership with the University of North Carolina at Chapel Hill through our jointly-owned QURA Therapeutics and we expect to start a phase I trial for a cure medicine in 2022.

Oncology

Cancer is second only to heart disease as the world’s biggest killer. We develop transformational cancer medicines with life-changing potential for patients.
We have accelerated research into areas including synthetic lethality and next generation immuno-oncology agents, drawing on our own expertise in functional genomics and the science of the immune system, and that of our partners.
In 2021, we had our oncology medicine
Jemperli
(dostarlimab) approved for patients. This means we have three marketed therapies, a further nine assets in development, and numerous pre-clinical
targets. This represents rapid progress since 2018, when we had no approved medicines and just eight assets in development, the most advanced of them in phase I.
Blood cancers
Multiple myeloma is the third most common blood cancer worldwide – more than 175,000 people develop it every year.
Blenrep
(belantamab mafodotin) is our treatment for patients who have relapsed or refractory multiple myeloma, and who have received at least four other therapies. It’s the first therapy of its kind, as a humanised antibody drug conjugate targeting the protein
B-cell
maturation antigen (BCMA).
In 2020,
Blenrep
received regulatory approval in the US and Europe following the pivotal
DREAMM-2
trial, which demonstrated deep and durable responses in patients with advanced multiple myeloma. After launching in the US and Germany, we expanded to another six EU countries in 2021 as well as the United Kingdom and Hong Kong.
We are continuing our DREAMM trials to understand the potential for
Blenrep
to be used in earlier lines of treatment, as a monotherapy and in combination with standard and novel therapies, as well as exploring dosing and scheduling modifications. For example, in the
DREAMM-5
platform study, we are investigating a novel combination of treatments with nirogacestat, a gamma secretase inhibitor (GSI), and isatuximab, a CD38 targeting monoclonal antibody.
Gynaecologic cancers
Gynaecologic cancers are some of the most common cancers affecting women. In 2020, nearly 1.4 million women around the world were diagnosed with a gynaecologic cancer.
Approval for
Jemperli
to treat endometrial cancer
In 2020, there were over 400,000 new cases globally of endometrial cancer (a cancer that begins in the lining of the uterus). Patients have limited treatment options if their cancer progresses after first-line
therapy.
In April 2021,
Jemperli
(dostarlimab), received accelerated approval in the US for certain patients with dMMR endometrial cancer and conditional approval in Europe for certain patients with dMMR or
MSI-H
endometrial cancer. It treats advanced or recurring endometrial cancer that has worsened despite previous treatment with platinum-based chemotherapy.
Jemperli
activates the immune system to better attack cancer cells.
In August 2021,
Jemperli
received accelerated approval in the US for patients with dMMR solid tumours that have progressed despite earlier treatment. This means
Jemperli
is now available to patients with confirmed dMMR solid tumours and those who have no satisfactory alternative treatment options.

GSK Annual Report 2021

Innovation
continued

We are also investigating
Jemperli
as a
first-line
treatment in combination with chemotherapy for patients with advanced or recurring endometrial cancer. The RUBY phase III trial is evaluating the combination of
Zejula
and
Jemperli
as a maintenance treatment (see below).
Treating ovarian cancer with
Zejula
More than 300,000 women were diagnosed with ovarian cancer in 2020.
Our treatment
Zejula
(niraparib) is an oral, once-daily poly
(ADP-ribose)
polymerase (PARP) inhibitor monotherapy maintenance treatment for women with advanced ovarian cancer, regardless of its biomarker status, who have responded to platinum-based chemotherapy. In 2020, it received approval as a first-line
maintenance treatment in the US and the EU.
We are evaluating
Zejula
in other pivotal trials, assessing activity across multiple tumour types and exploring combinations of
Zejula
with other therapeutics. Our pivotal FIRST phase III trial is studying
Zejula
in combination with
Jemperli
as a treatment for
first-line
ovarian cancer.
Other solid tumours
Exploring
Zejula
for the treatment of lung and breast cancer
We are currently conducting phase III trials with
Zejula
for lung and breast cancer.
Our phase III lung cancer trial, ZEAL, is investigating
Zejula
as a
first-line
maintenance therapy for patients with advanced
non-small
cell lung cancer (squamous and
non-squamous
histologies), after they have received platinum-based chemotherapy. The trial is studying the efficacy and safety of
Zejula
in combination with the standard of care treatment.
Our phase III breast cancer trial, ZEST, is exploring the efficacy and safety of
Zejula
as an early-stage treatment. The trial uses circulating tumour DNA technology for the first time in a pivotal breast cancer study. This offers the potential to detect tumour cells earlier at the molecular level and identify women at higher risk of recurrence. This means therapy with
Zejula
could start when the burden of disease is still low and may create an opportunity to more effectively slow or stop the cancer’s progress.
Harnessing cell therapy
Cell therapy is an important avenue for treating cancer. We’re addressing this with our own cell therapy programme for solid tumours, which combines strategies across research, clinical development and supply chain to address patients’ unmet needs.
Our lead cell therapy asset in development is letetresgene autoleucel
(lete-cel;
GSK3377794), a
T-cell
receptor
T-cell
therapy
(TCR-T)
which harnesses the immune system to develop a personalised treatment. It does this by extracting a patient’s
T-cells,
which are then genetically modified to express a
T-cell
receptor (TCR) that targets the
NY-ESO-1
antigen found in various solid tumours.
The
IGNYTE-ESO
phase II trial is evaluating
lete-cel
in patients with synovial sarcoma and myxoid/round cell liposarcoma. This is on an accelerated development path after receiving European PRIME and FDA breakthrough status.
We are also focused on developing the next generation of cell therapies, which include approaches and technologies that could further enhance anti-cancer activity.
Through a collaboration with Lyell Immunopharma, we are exploring more ways to enhance
T-cells’
ability to attack and kill tumour cells by further engineering cells that could be longer-lasting and more potent. We are also collaborating with Immatics Biotechnologies to build our capabilities in cell therapy for solid tumours so more patients can benefit from this kind of treatment.
Early science and other collaborations
Across our R&D in oncology, we invest in new technologies and partnerships to push the boundaries of combatting cancer. One of the most important areas is immuno-oncology. Additionally, functional genomics helps us identify new treatment targets in synthetic lethality, an approach to cancer treatment that targets only genetic mutations in cancer cells, not healthy cells.
Continuing advances in immuno-oncology
Immuno-oncology is a fast-developing area, but the search for new targets is important, as so far less than 30% of patients respond to certain immuno-oncology treatments.
Through our work, we are aiming to help the immune system recognise and kill cancer cells more effectively. We’re studying how combinations with our treatment
Jemperli
can enhance anti-tumour activity utilising the CD226 axis, that is expressed on the surface of
T-cells
and natural killer cells, including the checkpoints CD96, TIGIT and PVRIG.
We are the only company with access to antibodies targeting all three CD226 axis checkpoints. GSK6097608 (anti-CD96) is in phase I development as a monotherapy and combined with
Jemperli
. In June 2021, we partnered with iTeos Therapeutics to further develop a TIGIT antibody, GSK4428859A, currently in a phase lb safety trial also in combination with
Jemperli
.
Exploring the potential of functional genomics in synthetic lethality
Our internal work on functional genomics has identified more than ten target candidates in research for evaluation in the field of synthetic lethality. Partnering with IDEAYA Biosciences, an oncology-focused precision medicine company, we are exploring MAT2A inhibition in tumours with MTAP deletion, a common feature of solid tumours. Our study moved to phase I in 2021. Together, we are also developing two new assets that we expect to move into the clinic over the next few years.

GSK Annual Report 2021

Innovation
continued

Immunology including respiratory

Our focus on the science of the immune system helps us develop medicines for immune-mediated conditions like lupus, rheumatoid arthritis and a range of inflammatory diseases. For more than 50 years, we have also produced innovative medicines helping millions of people with respiratory conditions to breathe more easily.
Helping more lupus patients with
Benlysta
Benlysta
(belimumab) is the first and only biologic approved for both the chronic autoimmune disease systemic lupus erythematosus (SLE) and lupus nephritis (LN), the kidney inflammation caused by lupus. It is a monoclonal antibody that targets BLyS, an underlying cause of SLE and LN, and reduces autoantibody levels to help control the disease.
In 2021, we received approval for
Benlysta
in adult patients with active lupus nephritis in several markets including Brazil, EU member states and Japan. In 2022, we also received approval in China for this indication. This followed US approval for this use in 2020.
Moving towards a new way to treat rheumatoid arthritis
As many as 1% of people worldwide suffer from rheumatoid arthritis (RA), a chronic inflammatory disease that can cause pain, joint swelling and inflammation that can lead to acute and chronic disability. The needs are great, with only about 30% of RA patients achieving remission despite use of targeted therapies currently available, and around 40% of patients reporting daily pain, which can be debilitating.
In early-stage trials, otilimab, our novel monoclonal antibody targeting
GM-CSF,
demonstrated rapid and substantial improvement in pain, and has now moved to phase III studies. We expect results of three pivotal studies by the end of 2022. With positive pivotal trial results, otilimab could become the first new medicine for RA in a decade.
Finding new disease targets in immuno-neurology
Focusing on human genetics and the science of the immune system has given us unique insights to pinpoint potential targets for patients with neurodegenerative diseases.
In July 2021, we announced a partnership with Alector to develop two monoclonal antibodies (AL001 and AL101) for neurodegenerative diseases including frontotemporal dementia (FTD), amyotrophic lateral sclerosis (ALS), Parkinson’s disease and Alzheimer’s disease. Both antibodies are designed to raise levels of progranulin, which regulates immune activity in the brain. AL001 is in a pivotal phase III trial for people with, or at high risk of developing, FTD due to a mutation in the progranulin gene. It is also in a phase II trial in patients with ALS. AL101, in development for Parkinson’s disease and Alzheimer’s disease, is in a phase Ia trial with healthy volunteers.
In November 2021, Alector announced encouraging new data from the open label
INFRONT-2
phase II trial. These data showed a consistent slowing of clinical progression in patients with FTD who were treated with AL001 compared to historical, matched FTD subjects, with both groups having the progranulin gene mutation. There was a trend towards normalisation or stabilisation of disease-associated biomarkers. The
INFRONT-3
phase III trial is currently enrolling FTD patients with a mutation in the progranulin gene to confirm the phase II data.
The partnership brings together Alector’s immuno-neurology expertise and our R&D focus on the science of the immune system and human genetics, as well as our drug development capabilities.
Growing our respiratory portfolio and tackling eosinophil-driven diseases
We have one of the broadest portfolios of respiratory medicines in our industry, and it continues to grow. Since 2012, we have launched five new inhaled therapies as well as a biologic,
Nucala
(mepolizumab), the
first-in-class
monoclonal antibody that targets
interleukin-5
(IL-5).
We have been leading research into eosinophil-driven diseases like asthma for more than 25 years. These are inflammatory conditions associated with elevated levels of eosinophils, a type of white blood cell, and can occur in a range of tissues and organs.
Our trials have studied how
Nucala
could change the lives of people affected by conditions such as severe eosinophilic asthma (SEA), hypereosinophilic syndrome (HES), eosinophilic granulomatosis with polyangitis (EGPA) and chronic rhinosinusitis with nasal polyps (CRwNP). By targeting
IL-5,
Nucala
reduces the number of eosinophils, which, in excessive numbers, can cause inflammation. These trials have led to important new approvals for
Nucala
, addressing unmet needs for a broad group of patients.
In 2021, the FDA approved
Nucala
for adults with CRSwNP, a common, chronic condition which can cause difficulty breathing and sleeping, and interfere with taste and smell. With this approval,
Nucala
is now indicated in the US for four eosinophil-driven diseases. In November 2021, we received approvals for
Nucala
in Europe for CRSwNP, HES and EGPA.
In January 2022, we received FDA approval to extend the marketing authorisation for
Nucala
to include a specific paediatric presentation in a
pre-filled
safety syringe, enabling healthcare professionals or caregivers to administer
Nucala
at home to appropriate patients. We are also awaiting European approval for this indication.

GSK Annual Report 2021

Innovation
continued

Nucala
is also in a phase III trial to determine whether it can help patients with COPD with high eosinophil counts, about 40% of COPD patients, who are at increased risk of exacerbations.
Additionally, we are focused on developing depemokimab, a long-acting anti-interleukin-5
(IL-5)
monoclonal antibody. A current phase III programme is assessing its safety and efficacy in severe asthma with an eosinophillic phenotype. So far, results show it can reduce and suppress eosinophil levels for longer periods than other anti-IL-5
monoclonal antibodies. This would mean treatment could be extended to one injection every six months.
Early-phase portfolio
In 2021, we started a phase Ib trial for an existing
IL-18
monoclonal antibody for atopic dermatitis and a phase I trial for a novel monoclonal antibody targeting
IL-7
for multiple sclerosis. Both of these were informed by our access to genetic databases that identified the indications with the highest probability of success.
We also completed a worldwide licence agreement with Arrowhead Pharmaceuticals for GSK4532990
(ARO-HSD),
a genetically validated, investigational RNA interference (RNAi) therapeutic currently in phase I/II development for patients with non-alcoholic
steatohepatitis (NASH). The agreement covers the medicine’s development and commercialisation outside of greater China.
Our phase I pipeline also consists of other molecules targeting the immune system for celiac disease, osteoarthritis pain and neuro-degenerative disease.

Opportunity driven

Alongside our balanced portfolio across key therapy areas, we are also led by the science to pursue other opportunities.
Transforming the treatment of anaemia
Over 700 million people suffer from chronic kidney disease worldwide, and an estimated one in seven of them suffers from anaemia. Many have limited treatment options today.
Daprodustat has potential as a novel oral treatment in dialysis and non-dialysis
settings. If approved daprodustat could bring ease of use as an oral treatment with potential to improve on the current injection-based standard of care and work to effectively manage haemoglobin levels.
Daprodustat is based on compelling human genetics and Nobel
Prize-winning
science that demonstrated how cells sense and adapt to oxygen availability. It is already approved in Japan under the name
Duvroq
. In 2021, data read out positively from five phase III studies. Each independently met their primary efficacy and safety endpoints, demonstrating that daprodustat improved or maintained patients within their target haemoglobin ranges and also showed, in the primary safety analysis of the intention-to-treat
population, similar rates of major cardiovascular events when compared to the injection-based standard of care, ESA therapy, within each trial. Data from the ASCEND programme will be used to support regulatory filings with health authorities worldwide.
Innovating for patients with primary biliary cholangitis
We are also developing linerixibat, an ileal bile acid transporter (IBAT) inhibitor, for the treatment of cholestatic pruritus in patients with primary biliary cholangitis (PBC), a condition in which there is a significant unmet need with no new pharmacologic therapy since the 1960s. Following data from the GLIMMER phase IIb trial, in 2021 we initiated the GLISTEN phase III trial. The GLIMMER study was the first time 23andMe helped us to identify, recruit and enrol patients who had opted to participate in research. The GLISTEN phase III study will also use the 23andMe database to help match patients. It is also our first US pivotal trial that allows assessment of participants at home by using technology with a home-based app to track progress.
Following the FDA Orphan Drug Designation, in 2021 linerixibat also received a positive decision on Orphan Drug Designation from the European Commission.

GSK Annual Report 2021

Innovation
continued

Pipeline overview
We have 64 assets in development, of which 22 are late-stage.

Phase III/Registration

Bexsero infants (US) vaccine	Xevudy 1 (sotrovimab/VIR-7831) COVID-19

COVID-19 (Medicago) 1 vaccine 3	Blenrep 1 (anti-BCMA ADC) multiple myeloma

COVID-19 (Sanofi) 1 vaccine 3	Jemperli 1 (PD-1 antagonist) 1L endometrial cancer 2

COVID-19 (SK Bioscience) 1 vaccine 3	letetresgene-autoleucel 1 (NY-ESO-1 TCR) SS/MRCLS 2,6

MenABCWY (1st gen) vaccine	Zejula 1 (PARP inhibitor) ovarian, lung and breast cancer

Menveo liquid vaccine	4527223 1 (AL001, anti-sortilin) frontotemporal dementia 2,7

MMR (US) vaccine	depemokimab 1 (LA anti-IL5 antagonist) asthma

Rotarix liquid (US) vaccine	Nucala COPD

RSV maternal 1, † vaccine	otilimab 1 (aGM-CSF inhibitor) rheumatoid arthritis

RSV older adults 1 vaccine	daprodustat (HIF-PHI) anaemia of chronic kidney disease

gepotidacin 1 (BTI inhibitor) uUTI and GC	linerixibat (IBATi) cholestatic pruritus in primary biliary cholangitis

Phase II

Malaria (fractional dose) 1 vaccine	bepirovirsen 1 (HBV ASO) HBV

S. aureus 1 vaccine 4	3036656 1 (leucyl t-RNA inhibitor) tuberculosis

Shigella 1 vaccine	3640254 (maturation inhibitor) HIV

Therapeutic HBV 1 vaccine 4	3810109 1 (broadly neutralising antibody) HIV

MenABCWY (2nd gen) vaccine 4	cobolimab 1 (TIM-3 antagonist) NSCLC

Varicella new strain vaccine

Phase I

C. difficile 1 vaccine	3745417 (STING agonist) cancer

Klebsiella pneumoniae 1 vaccine	3845097 1 (NY-ESO-1/TGFbR2 TCR T) cancer

SAM (COVID-19 model) vaccine	3901961 1 (NY-ESO-1/CD8a TCR T) cancer

SAM (rabies model) vaccine	4074386 1 (LAG3 antagonist) cancer

CMV vaccine	4362676 1 (Mat2A inhibitor) cancer

BVL-GSK098 1 (ethionamide booster) tuberculosis	4428859 1 (EOS - 448, TIGIT antagonist) cancer

VIR-2482 1 (neutralising monoclonal antibody) influenza 8	6097608 (CD96 antagonist) cancer

2556286 1 (Mtb inhibitor) tuberculosis	4527226 1 (AL101, anti-sortilin) neurodegenerative diseases

3186899 1 (CRK-12 inhibitor) visceral leishmaniasis 5	3858279 1 (anti-CCL17) osteoarthritis pain

3494245 1 (proteasome inh) visceral leishmaniasis	3915393 1 (TG2 inhibitor) celiac disease

3882347 1 (FimH antagonist) uUTI	1070806 (anti-IL18) atopic dermatitis

3923868 (PI4k b inhibitor) viral COPD exacerbations	3888130 1 (anti-IL7 ) multiple sclerosis

4182137 1 (VIR-7832) COVID-19 4	4532990 1 (ARO-HSD siRNA) non-alcoholic steatohepatitis

3739937 (maturation inhibitor) HIV	2798745 1 (TRPV4 blocker) diabetic macular edema

cabotegravir (400 mg/ml formulation) HIV	3884464 1 heart failure
4004280 (capsid protein inhibitor) HIV
Only the most advanced indications are shown for each asset.

1 In-licence or other alliance relationship with third party.	7 Phase III trial in patients with progranulin gene mutation	NSCLC: non-small cell lung cancer; uUTI: uncomplicated urinary tract infection; GC: gonorrhea; SS: synovial sarcoma; MRCLS: myxoid/round cell liposarcoma
2 Additional indications also under investigation	8 GSK has exclusive option to co-develop post phase II
3 GSK contributing pandemic adjuvant	† Enrolment and vaccination stopped in February 2022. Further analysis to better understand safety data from these trials is ongoing
4 In phase I/II trial
5 Transition activities underway to enable further progression by partner
6 In potentially registrational phase II trial

GSK Annual Report 2021

Performance
Strong financial performance in 2021 was driven by first class commercial execution and strong uptake of new products.

Pharmaceuticals highlights	Vaccines highlights

–  Total 2021 turnover £17.7 billion, +4% AER, +10% CER

–  Sales of new and specialty pharmaceuticals £10 billion +20% AER, +26% CER

–  Sales of
Xevudy
£958 million reflecting the ongoing fulfilment of contracts across the world and most significantly in the US

–  Strong commercial execution of key growth products, including
Trelegy
and
Nucala
, which exceeded £1 billion in sales for the first time

–  Better digital capabilities to support more effective engagement with healthcare professionals, higher productivity and a more efficient supply chain

 Read more below

–  Total 2021 turnover £6.8 billion,
-3%
AER, +2% CER

–  COVID-19
pandemic sales for Vaccines £447 million including pandemic adjuvant sales of £444 million

–  Shingles:
Shingrix
sold in 17 countries, including nine markets launched during 2021

–  Meningitis: increased market share in the US for
Bexsero
and
Menveo

–  Maintained market share for key products despite significant disruption from
COVID-19

–  Excellent supply performance; our
Shingrix
supply is fully unconstrained

–  Accelerated our digital transformation, helping to drive data-driven decisions in manufacturing and supply

  Read more on page 31

Pharmaceuticals

Our performance
Pharmaceuticals turnover in the year was £17,729 million, up 4% AER, 10% CER.
Sales of
Xevudy
(sotrovimab), the monoclonal antibody treatment for
COVID-19
of £958 million contributed approximately 6 percentage points to Pharmaceuticals growth. By December 2021, less than a year since the first pivotal phase III data, sotrovimab was being used to treat
COVID-19
patients. We had sold or reserved over 1.7 million doses through agreements with the EU and over a dozen other countries including the US, UK, Japan, Australia, Canada, Singapore and UAE.
HIV sales were down 2% AER but up 3% CER, to £4,777 million, with growth in
Dovato
and
Juluca
partly offset by
Tivicay
and
Triumeq
. Our broad portfolio includes new products
Cabenuva
, our long-acting injectable treatment,
Apretude
, our long-acting injectable for HIV prevention, and
Rukobia
, for highly treatment experienced patients.
We maintained our lead position in respiratory, amid higher demand during the pandemic and strong commercial execution. Respiratory sales were up 21% AER, 28% CER, to £2,863 million, with sales of
Trelegy
and
Nucala
each exceeding £1 billion per year for the first time. Approvals and launches for more eosinophil-driven disease indications for
Nucala
, and increased uptake of the therapy’s home administration options, also boosted performance.
Trelegy Ellipta
, now in 48 markets, further increased its market share in chronic obstructive pulmonary disease, and made gains in asthma, aided by approval in Japan in late 2020.
 See Group financial review on page 62 for more detail
Oncology continued to show strong double-digit sales growth. Sales of
Zejula
were £395 million, up 17% AER, 22% CER, impacted by ongoing lower diagnosis rates due to the
COVID-19
pandemic, particularly in the US.
Blenrep
was approved and launched in the US and Europe in Q3 2020, with ongoing launches throughout Europe in 2021.
Blenrep
sales globally totalled £89 million.
Immuno-inflammation sales of £885 million grew 22% AER, 29% CER with
Benlysta
sales up 22% AER, 29% CER to £874 million, benefiting from lupus nephritis launches in US and Japan in H2 2020.
Sales of Established Pharmaceuticals decreased 11% AER, 6% CER to £7,757 million.
Adapting to the
COVID-19
pandemic
The
COVID-19
pandemic continued to affect healthcare systems globally. It has seen the interruption of usual care in many healthcare facilities, and a delay in diagnosis and subsequent treatments. Patients with pre-existing
medical conditions remain particularly vulnerable.
Amidst the ongoing restrictions on access to customers we continued to perform strongly across markets in areas like oncology. We used online and digital tools to maintain strong engagement with healthcare professionals and continued to meet the needs of our patients through patient support programmes.

GSK Annual Report 2021

Performance
continued

Driving growth over the next decade
Our portfolio of pharmaceuticals is made up of innovative and established medicines and we have leading global positions in respiratory disease and HIV. We are developing our presence in other specialty therapy areas, including oncology and immuno-inflammation.
Our broad portfolio supplies innovative and high-quality medicines, making a positive impact on the lives of millions of patients. Over the next five years we expect specialty medicines to be a key driver of GSK’s growth.
This will be complemented by our newly defined General Medicines business which contains all of our primary care brands, including
Trelegy
,
Anoro
and our classic and established products which will support our broader investment in innovation and R&D.
Our HIV business is also positioned for growth as we remain innovation leaders. We anticipate continued growth in our long-acting injectable therapies, with
Cabenuva
for the treatment of HIV and
Apretude
for HIV prevention. Looking beyond 2026, we have multiple opportunities to sustain growth with our late-stage assets and we’re excited about our early-stage pipeline of further innovative long-acting medicines.
Strengthening our capabilities and organisation
We want the best and brightest people in our specialty medicines marketing and medical teams. In 2021, a continued focus on appointing the right leaders led to us naming new general managers in 12 more countries (64 in all since 2017). We’re attracting top external people with the right expertise to compete. In oncology alone, we hired more than 300 people (109 in commercial, 208 in R&D) in 2021, 117 of them into leadership positions. Leadership changes are improving the interface between commercial and R&D functions, where early commercial input to select and develop pipeline assets can create lasting value.
Optimised policies and collaboration between marketing, medical and sales teams have made our sales force more effective and competitive across key markets. Changes to our sales incentives policy made a positive impact in our sales teams, with higher engagement and personal accountability. Internal audits show we achieved this without compromising our ethical standards in engagements with healthcare professionals (HCPs). In January 2021, we introduced individual targets for more of our sales representatives to drive competitiveness.
We have used data and predictive analytics to deliver engaging customer interactions, and monitor and improve sales performance and market share.
Transforming interactions with healthcare professionals and patients
It’s essential for us to maintain a strong connection with HCPs, so we can meet their needs, and those of their patients. As with many businesses, the pandemic has accelerated how we use technology to make ourselves more effective commercially. We’ve increased our use of virtual calls to keep HCPs informed about clinical data, launches and products in our pipeline. This helps them understand the science behind our products, and how best to use them.
In 2020, we ran successful pilots on how best to engage with HCPs in a coordinated way across online and traditional channels. In 2021, we scaled this up, with up to 15 brands in 23 markets now using a data-led,
automatically orchestrated mix of traditional and digital promotion. In 2022, we’ll deploy and refine this further. Using novel data sets in our commercial analytics and orchestration engine will let us tailor what we deliver, plus how and when, to each HCP. Our global, data-driven customer experience programme has been recognised externally, winning three silver awards in the International Customer Experience Awards 2021, and helps us improve competitiveness. In the EU, digital investment has led to an immediate 118% increase in HCPs attending webinars. And in China, we’re reaching ten times more HCPs through WeChat than through our website alone.
As well as virtual meetings and educational activities, we’ve brought clinical experience to customers through our global speakers’ programme. This follows feedback from HCPs, who told us they like to receive information in a peer-to-peer
setting from expert practitioners.
We continue to engage with patients through patient support programmes.
Benlysta
Cares is our US programme with information and guidance, including text reminders, help with benefits and savings, nurse support and exclusive content to help patients taking
Benlysta
get the most from their treatment. By September 2021, we’d enrolled over 150% more patients than we had by the same time in 2020.
Benlysta
Cares has been shown to help more patients stick with the treatment. In 2021, the US Patient Engagement Liaison (PEL) team ran 262 patient education programmes with over 300,000 patients across all diseases. The PEL partnered with our national and local patient advocacy groups (PAGs) to give patients more disease awareness and resources so they can have productive conversations with care providers.
China Yinchuan COPD patient support programme is China’s first digital COPD patient management programme enabled by big data, 5G and the internet of things (IoT). We’ve worked with the National Healthcare Commission (NHC) to embed smart digital technology in inhalers that helps doctors make sure patients follow their prescriptions.

GSK Annual Report 2021

Performance
continued

Investing in our supply chain
Our supply chain transformation continues in line with our portfolio’s shift to innovative specialty care products. New ways of working in response to the pandemic, and agile resource allocation to prioritise return on investment, helped us make more savings. This sets GSK up to be leaner, more productive and more financially efficient.
Investing in facilities, people and manufacturing partnerships will continue to help us launch specialty medicines rapidly and accelerate delivery across our portfolio. The new facility at our Barnard Castle (UK) site will start manufacturing medicines in the first quarter of 2022. Over the coming years, it will support manufacturing of the majority of the key existing and new biopharmaceutical assets in our pipeline. Since 2019, we have invested £88.4 million in the expansion of our next generation biopharma manufacturing facility in Upper Merion, Pennsylvania, which is set to open in 2022. Our expanded facility in Rockville, Maryland, will begin commercial supply in 2023.
A streamlined supply chain helps us control costs and allocate capital more effectively, with a bigger share now directed to specialty medicines. We have simplified our network and central functions, completing the divestment of the site in Poznañ, Poland and the closure of Xochimilco, Mexico. Our commercial and supply chain teams are collaborating on initiatives to lower cost of goods sold (COGS), protect margin and increase profit. This work includes reducing active pharmaceutical ingredient costs, optimising capacity, improving processes and working with suppliers. By simplifying our portfolio, we’ve also reduced the brands we sell from over 450 to 247 in four years, and SKUs by 15%.
Investing in automation and AI/ML is improving efficiency by reducing variability in our supply chain, as demonstrated by us being on track to reach top-quartile
days in inventory outstanding (DIO), which frees up working capital. We expect more digital investments in the next three years to help us improve planning productivity and accuracy, and reduce our inventory.
Keeping supply consistent and dependable
Our success rests on maintaining a high-quality and reliable supply of products for patients and consumers. We reduced total costs in the supply chain as we continue to increase productivity and simplify our supply network. Cost reductions together with sales growth have improved the gross profit margin by 1.2%.
We strengthened our internal and external quality oversight model and modernised our quality management system, which will simplify ways of working. We have improved deviation rates, and our pharmaceutical supply chain has continued to be in our industry’s top quartile for FDA recalls per £1 billion of sales. All 70 regulatory inspections of Pharmaceuticals sites were satisfactory.
Because our safety performance is critical to our success we’ve taken extra measures to make serious incidents less likely and strengthen our safety culture. These include deploying Life Saving Rules to help all employees understand and apply basic safety rules to their work, launching an operational safety leadership programme and strengthening our safety monitoring systems.
Reliability of our supply has improved from a median performance of 95%
on-time,
in-full
in 2018 to 97% in 2021. This was despite
COVID-19
disruption. As well as applying supply chain segmentation, we’ve also improved performance by investing in technology like Resilinc, a tool using AI to highlight emerging supply chain risks, and piloting digital twins to optimise planning and increase operational efficiency.
We’ve accelerated our data, digital and analytics (DDA) adoption and use of enterprise systems for managing data and documents and planning operations. They include value chain mapping for supply chain planning, and cognitive supply chain models to lower logistics costs.

Vaccines

Our performance
Vaccines 2021 turnover was £6,778 million in the year, down 3% AER, but up 2% CER. As anticipated, our Vaccines business faced significant disruption during 2021, given governments’ prioritisation of
COVID-19
vaccination programmes and measures to contain the pandemic. This resulted in lower demand for routine adult vaccination, including
Shingrix
and hepatitis vaccines. Vaccines turnover excluding pandemic adjuvant sales decreased 9% AER, 5% CER to £6,331 million.
Shingrix
decreased 13% AER, 9% CER to £1,721 million. Sales fell in the US and International. Sales grew in Europe, driven by Germany and launches in the UK, Spain and Italy.
Shingrix
was sold in 17 countries, including nine markets launched during 2021.
Hepatitis vaccines sales were down 20% AER, 16% CER to £460 million, adversely impacted by the de-prioritisation
of routine US adult vaccination, increased hepatitis B vaccine competition and unfavourable CDC stockpile movements in the US, and by COVID-19-related travel restrictions in Europe and International.
Meningitis sales decreased 7% AER, 2% CER to £961 million driven primarily by unrepeated International tender volumes for other meningitis vaccines.
Bexsero
sales were stable at AER, but grew 5% CER to £650 million, reflecting increased market share in the US.
Menveo
sales were up 3% AER, 9% CER to £272 million, primarily driven by 2020 cohort catch-up
vaccinations and 2021 higher demand, as well as increased market share in the US.
See Group financial review on page 64 for more detail

GSK Annual Report 2021

Performance
continued

Adapting to the
COVID-19
pandemic
The pandemic continued to dominate 2021 as highly transmissible variants emerged and countries around the world cycled in and out of stay-at-home
orders. Countries with access to
COVID-19
vaccines made them available to their adult populations and then children. Healthcare systems had to adapt significantly to enable this huge vaccination endeavour, which had repercussions across many aspects of health provision, including a lower priority on vaccines for diseases other than
COVID-19.
The pandemic also meant we did not always have as much access to customers as usual. Despite this, we maintained our market share for key vaccines in strategic countries. We held virtual meetings with HCPs and attended other events virtually to provide educational support and material about vaccination. We continued to inform people about the importance of immunisation through disease awareness and branded campaigns for meningitis, shingles, and diphtheria, tetanus and pertussis (DTP).
Driving growth over the next decade
Our portfolio of marketed vaccines is the broadest in the industry. It includes more than 20 vaccines, helping to protect people worldwide from a range of diseases throughout their lives, including meningitis, shingles, flu, polio, measles and many more – and 90% of our vaccines by sales have an efficacy level of above 90%.
In commercial terms, vaccines tend to have a longer lifecycle than medicines and can generate significant revenues over decades. For example
Engerix
, our vaccine to help prevent hepatitis B virus infection, has been available for more than 30 years and will remain an important part of our portfolio. In November 2021 the CDC’s Advisory Committee on Immunization Practices voted unanimously to recommend hepatitis B vaccination for all adults aged 19 to 59 years.
Vaccines is expected to be one of the largest drivers of growth for GSK, with high single-digit percentage sales growth (CAGR) anticipated over the 2021-2026 period. We aim to double revenues of
Shingrix
, our shingles vaccine, in that
five-year
period, and to double both meningitis and flu vaccine sales in the next decade, helping to protect millions of people from these diseases.
By 2026, we plan to launch several new vaccines, including our programme to help prevent RSV through the vaccination of older adults, a significant medical and commercial opportunity. We will support these goals by drawing on our strong manufacturing capability and scale, as well as our global reach and commercial execution.
Another area of focus has been attracting and retaining the right people in strategic areas and further strengthening our capabilities, including mRNA which is now the focus of approximately 250 of our people.
Digital capabilities
We continue to build our capabilities through Vaccine Virtual Days, bringing HCPs together, bringing us closer to our customers and sharing scientific discourse from the world’s leading experts in vaccines. Through our new eCongress platform, we extended the second edition of this event to HCPs from more than 150 countries, including China, and offered translations in eight different languages. This attracted over 11,000 registrants, and we received a Net Promoter Score (HCP feedback score) that was above the industry standard. The event played a role in helping to improve and protect public health everywhere.
We also continue to work with Philips on its Pregnancy+ and Baby+ apps. Our partnership with Philips is live in 12 countries, reaching approximately 30 million parents and continues to be an effective tool for educating parents about the vaccines in our paediatric portfolio. Following this success, we launched a digital partnership in the fourth quarter of 2021 focused on adults. This time the partnership is with San Francisco-based Nextdoor, a neighbourhood network used by almost one in three households in the US.
Global momentum behind vaccination
COVID-19
vaccination programmes required countries and populations to adapt and learn – and we believe this will have a positive long-term impact on vaccinations more widely, particularly for adults. Attitudes to vaccination have shifted as well – our research among people aged 50 years and older in eight of our largest vaccine markets in 2021 showed an increase in positive attitudes to vaccination as a result of the pandemic.

GSK Annual Report 2021

Performance
continued

There is a real opportunity for healthcare systems to harness this momentum because the need for vaccination remains strong. In the US, we commissioned and published a report with Avalere Health which showed that adolescents and adults may have missed more than 37 million doses of recommended vaccines between January 2020 and July 2021, compared to 2019. These findings demonstrate how routine immunisation in 2021 continued to lag below pre-pandemic
levels. The original Avalere report was followed by the CDC’s own analysis of missed vaccine doses, and calls from government, public policy groups and the media to prioritise the recovery of vaccination rates for diseases other than
COVID-19.
Supply performance
We continue to strengthen our manufacturing capability to make sure we support the growth of our vaccines portfolio. Despite the supply chain disruptions caused by the pandemic, in 2021 we had another very strong year for supply performance.
We are proud of the fact that all our strategic vaccines sites are approved by multiple regulatory agencies including the FDA. In 2021, our network of 12 manufacturing sites, in nine countries, produced and delivered 767 million doses.
Throughout the year we continued to invest in this network, modernising and automating our filling and packaging activities, building our mRNA production capabilities and adding launch capacity for pipeline products such as RSV. We are also investing in the infrastructure needed for the future with a planned lyophilisation (freeze drying) unit at our site in Wavre, Belgium, which will support our manufacturing capacity for priority products and our innovation pipeline.
We have worked across our supply chain to reduce our
end-to-end
lead times, improve our agility in the marketplace and more effectively manage demand uncertainty. This close cooperation, from the shop floor to delivery to the end-customer,
allows us to make better-informed decisions by sharing data, to free up cash through increased efficiency and to be more competitive in tenders with our customers.
By redesigning our supply chains, we are reducing lead times and making sure we have the right inventory at the right place to win in the marketplace. This is part of a multi-year effort to use our working capital more effectively.

We continue to apply a
co-development
model where colleagues in R&D and manufacturing work
hand-in-hand
to scale up production as effectively and efficiently as possible. An ongoing example is how we are preparing for an accelerated launch of our RSV candidate with investment in Wavre in both clinical and commercial activities.
We have made great strides in unlocking capacity and getting the most from our existing assets. A good example of this is our shingles vaccine,
Shingrix
, where we have improved yield and throughput across the supply chain. Reductions in lead times also mean we are now fully unconstrained on
Shingrix
supply, which will support our growth aspirations.
We have also met our
COVID-19
commitments, scaling our pandemic adjuvant production to respond to fluctuating demand. This agility meant we delivered on our adjuvant agreements, and pandemic adjuvant sales made an important contribution to our revenue. (For more about our
COVID-19
solutions, see page 21.)
At the same time, we’ve continued to accelerate our digital transformation, including investment in a manufacturing execution system. More than 50 production lines at ten sites are switching from paper batch recording to electronic. The system will be deployed over the next three years, with benefits including operational efficiency, lead-time reduction, and improvements in compliance, yield and stability.
This investment, along with many others, will accelerate data-driven decisions in manufacturing and supply. Examples of data analytics and technology improvements include robotic automation of our material handling activity, ‘bots’ to replace repetitive manual tasks, and automating the visual inspection of syringes and vials using AI/ML.
We are also embedding Lean Six Sigma tools and techniques into our processes, systems and capabilities to improve our ways of working.
The investments we’re making in our manufacturing facilities and people will help us in many ways, for example ensuring that we have the right mRNA capabilities and talent in place. Together, these investments will help make our manufacturing ready to support a bright future in Vaccines.

GSK Annual Report 2021

Trust
Trust is one of our three long-term priorities. The more trust we build, the better we perform and the more value we create for shareholders, our people and society.

Our Trust priority covers our work across ESG factors, and it’s integral to our overall strategy. Our approach to ESG helps us deliver sustainable performance and long-term growth, as well as building trust with our stakeholders (see Stakeholder engagement on page 44). It also reduces risk to our operations (see Risk management on page 46) and helps us make a positive social impact.
We have 13 commitments in the ESG areas where we can make the biggest difference. The commitments help us respond to challenges and opportunities in our industry and broader society (see External environment on pages 13 to 16). They also contribute to many of the UN Sustainable Development Goals, especially Goal 3: to ensure healthy lives and promote wellbeing for all, at all ages.
gsk.com: Our contribution to the SDGs
ESG governance
Our Board-level Corporate Responsibility Committee (CRC) oversees our progress against our commitments and how we’re addressing the views and expectations of our stakeholders. The GLT and senior management are responsible for delivery of our Trust commitments and report regularly to the CRC on progress (see page 104).
Our approach to reporting
In this section, we report highlights of our 2021 progress against each of our 13 Trust commitments. We provide more detailed reporting and data on each commitment in our ESG Performance Report. This report also includes our UN Global Compact Communication on Progress, Global Reporting Initiative index, Sustainability Accounting Standards Board index and assurance statements for our social and environmental data.
gsk.com: ESG Performance Report

External benchmarking
We have maintained our acknowledged leadership in ESG, and this continues to be a key driver in our goal to deliver health impact and shareholder returns. Detailed below is how we perform in key ESG ratings that we are frequently asked about by investors.

– Dow Jones Sustainability Index (DJSI): 1st in pharmaceutical industry group for 2021	– CDP: A- in Climate Change, B in Water, B in Forests (palm oil and timber) and Supplier Engagement Leader

– S&P Global Sustainability Award: Gold Class 2022	– Sustainalytics: Low risk rating

– Access to Medicine Index (ATMI): Ranked 1st in ATMI in 2021, and an industry leader in the 2021 Antimicrobial Resistance Benchmark	– MSCI: AA rating – Vigeo Eiris: Ranked 2nd in the pharmaceuticals sector

– FTSE4Good: Member of FTSE4Good Index since 2004

GSK Annual Report 2021

Trust
continued

Using our science and technology to address health needs

Commitment	Progress in 2021

New medical innovations Develop differentiated, high-quality and needed medicines, vaccines and consumer healthcare products to improve health	– 2021 saw three major approvals for medicines, eight phase III starts and have 64 vaccines and medicines in our pipeline. For more details, see the Innovation section on pages 17 to 28.

Global health Improve global health impact through R&D for infectious diseases that affect children and young people in low-income countries, focusing on HIV, malaria and TB
–  Our commitment to improve global health impact through R&D for infectious diseases and access to medicines and vaccines has been recognised in the Access to Medicines Index (ATMI) where we have ranked number one for the last seven years, every year since its inception.

–  Our RTS,S/AS01e malaria vaccine is the first and only vaccine shown in long-term clinical trials to reduce malaria in children. In 2021, the WHO recommended broader deployment of the vaccine, to reduce illness and deaths in children in sub-Saharan
Africa and other regions with moderate to high malaria transmission. This followed new data which showed that the vaccine, in combination with seasonal antimalarials, lowers clinical episodes of malaria, hospital admissions with severe malaria and deaths by around 70% compared to antimalarials alone. In December 2021, Gavi announced its decision to provide funding for the procurement and introduction of the vaccine into routine child immunisation programmes in Gavi eligible countries.

–  We made good progress in improving availability of
age-appropriate
HIV treatment options for children around the world. A generic dolutegravir dispersible tablet was made available in key sub-Saharan
African countries, less than a year after US FDA approval of this treatment. This work was facilitated by our public-private partnership with the Clinton Health Access Initiative, Unitaid and two generic manufacturers: Mylan (now part of Viatris group) and Macleods.

–  Shigella is the second biggest cause of morbidity and mortality from diarrhoea worldwide after rotavirus, and no approved vaccine is widely available. In late 2021, the first subjects were vaccinated with our quadrivalent shigella vaccine candidate, in a first-time-in-human,
clinical phase I/II study. Our goal is to develop an affordable vaccine giving broad protection against the most prevalent shigella serotypes.

–  We have the richest pipeline focused on global health priority diseases in the industry, including ten medicines and vaccines currently in clinical development.

–  We launched a collaboration with Novartis in 2021, Project Africa Gradient, to support scientific research on the link between genetic diversity and patients’ response to malaria and tuberculosis drugs in three African regions.

Health security Help the world to better prepare for future disease outbreaks with pandemic potential, and tackle antimicrobial resistance
–  We have taken a broad approach to developing
COVID-19
solutions. To see how we have applied our science to finding
COVID-19
innovations, see page 21.

–  We were one of five companies to sit on the Pandemic Preparedness Partnership Steering Group, convened by the UK Government in 2021, bringing together industry, international organisations and experts to advise G7 governments on how to speed up the response to a future pandemic. The Trinity Challenge, of which we were a founding member, also announced the winners of its inaugural competition to find innovative ways to better predict and prevent outbreaks of disease, using data and analytics. Winners included the VaccineLedger, which tracks vaccines from manufacture to patient, using blockchain technology.

–  Our commitment to preventing antimicrobial resistance (AMR) was recognised by the Access to Medicine Foundation’s AMR Benchmark, with GSK an industry leader for the third consecutive time in 2021. The benchmark highlighted in particular the diversity and depth of our R&D pipeline, particularly our
AMR-relevant
vaccines.

For full details of our progress against these commitments, please see our ESG Performance Report
GSK Annual Report 2021 35

Trust
continued

Making our products affordable and available

Commitment	Progress in 2021

Pricing Improve the health of millions of people each year by making our products available at responsible prices that are sustainable for our business
–  In developed markets, pricing of all our new products reflects the value they deliver to patients, healthcare systems and wider society compared to available alternatives, and supports our work to meet future healthcare needs. We offer patient support and, in the US during 2021, provided prescribed vaccines and medicines to more than 87,000 low-income
uninsured, underinsured, and Medicare Part D patients through GSK and ViiV Healthcare’s Patient Assistance Programs Foundation.

–  For pricing in low income countries (LICs) and lower middle income countries (LMICs) we use innovative pricing structures to extend product reach. Our vaccines business has a tiered pricing model based on World Bank gross national income country classifications, and we do not file patents for our medicines or enforce historic patents in low-income
countries LICs.

Product reach Use access strategies to reach 800 million underserved people in lower income countries with our products by 2025
–  Our access strategies continued to reach many more underserved people in lower income countries. We made good progress against our target in 2021, and have now reached over 323 million people with our products using access strategies. These strategies include our advanced market commitments to provide our vaccines to lower income countries through Gavi. Our partnership with Gavi includes supplying
Cervarix
, a critical tool in lower income countries for addressing cervical cancer,
Synflorix
, our pneumococcal vaccine, and
Rotarix
our vaccine against rotavirus, the most common cause of severe diarrhoeal disease in children under five.

–  In 2021, we also made a commitment to supply
Rotarix
through the Humanitarian mechanism for civil society organisations serving the vaccination needs of refugee and other emergency situations. This builds on our existing commitment to the Humanitarian Mechanism for
Synflorix
.

–  ViiV Healthcare has voluntary licensing agreements with generic manufacturers. These have allowed at least 21.3 million people living with HIV across 119 LICs and LMICs access to a generic product containing dolutegravir by the end of 2021.

– We have donated over ten billion albendazole tablets, including 526.4 million in 2021, to support efforts to end lymphatic filariasis and control intestinal worms in school-age children.

Healthcare access Partner to improve disease prevention, awareness and access to healthcare services for 12 million people by 2025
–  We have a number of partnerships with NGOs and multilateral organisations to improve disease prevention, awareness and access to healthcare services. By 2021, these programmes reached 13.9 million people. Over the next year we’re developing an ambitious global health strategy for GSK which will include setting a new target.

–  Our partnership with Save the Children increased its emergency preparedness and response capability, investing in data analytics and early-action protocols to provide efficient and timely healthcare in crises. Our partnerships with Save the Children, Amref Health Africa and CARE International have trained more than 108,000 front-line health workers since 2011. They reached over 17.3 million people with prevention and treatment for infectious diseases, plus providing maternal/child healthcare, vaccination, hygiene sanitation and nutrition.

–  ViiV Healthcare’s Positive Action programme aims to explore ways to support people-centred and community-led
interventions to help meet the UN targets to end AIDS by 2030. In 2021, the programme reached approximately 274,000 people and funded 66 grants across 28 countries.

For full details of our progress against these commitments, please see our ESG Performance Report

36	GSK Annual Report 2021

Trust
continued

Being a modern employer

Commitment	Progress in 2021

Engaged people Achieve and maintain a competitive employee engagement score by 2022
–  In early 2022, we launched a new
all-company
survey focused on purpose, strategy, engagement and culture progress. Engagement remains high at 78% and above the general industry benchmark, settling back to 2019 levels after an extra boost during the early phases of the pandemic.

Inclusion and diversity

Accelerate our progress on inclusion and diversity, including aspirational targets for female and ethnically diverse representation in senior roles by the end of 2025, and recognition as a disability confident employer and in LGBT+ indices

–  Our aspiration is that women hold at least 45% of VP and SVP roles by the end of 2025. In 2021, women held 40% of roles at VP and above, up from 38% in 2020. The FTSE Women Leaders ranking showed that we are in the top 10% of FTSE 100 companies based on the proportion of women on our Board and in leadership positions
1
. We also published our fifth annual UK ‘gender pay gap’ report in 2021, which showed that we continue to outperform the national average.

–  Our aspiration is to have at least 30% ethnically diverse leaders in our roles at VP and above in the US and at least 18% in the UK, by the end of 2025. Our representation as at 31 December 2021 showed that we had 12.9% ethnically diverse leaders in VP and above roles in the UK, up from 11.1% in 2020. In the US, we had 27.1% ethnically diverse leaders in roles at VP and above, up from 23.2% in 2020. This progress is supported by our rigorous focus on equal employment opportunity. We have launched programmes such as Accelerating Difference – Ethnic Diversity, which supports the development of ethnically diverse employees, building on their strengths and addressing development gaps through individual and group coaching. From 2023 we will publish GSK’s ‘ethnicity pay gap’ data for the UK.

–  We have developed a three-year plan to increase our disability confidence. As part of this we have rolled out our workplace adjustments programme to our biggest markets, making it available to over 40% of our employee population so far. We also signed up to the International Labour Organization’s Global Business and Disability Network, to promote the inclusion of people with disabilities in workplaces.

– We continue to be recognised in global LGBT+ indices, including being designated as a Best Place to Work for LGBTQ+ Equality in the Human Rights Campaign Foundation’s 2021 Corporate Equality Index.

Health, wellbeing and development Be a leading company in how we support employee health, wellbeing and personal development
–  GSK’s Leadership Team has continued to oversee our
COVID-19
response, including the health, wellbeing and engagement of our employees in all our locations. We continuously monitor the impact of
COVID-19
on our employees and as public health vaccination programmes continue, we’re helping to educate and raise awareness about them. Where there are no public health vaccination programmes available, we have committed to offer vaccinations at minimal cost to our employees and their eligible dependents.

–  We continued to make mental health training available for all our employees, and 66% of managers have completed it since it launched in 2019. We make confidential support available through our global Employee Assistance Programme, and we successfully piloted a new wellbeing programme focused on resilience strategies and energy management and will continue to implement a global rollout in 2022.

–  We run health and safety training for our people, which covers how to identify and take measures to reduce workplace risks. In 2021, our reportable injury and illness rate remained at 0.16 per 100,000 hours worked and there were no fatalities.

–  All our employees have access to our internal development portal – the Keep Growing Campus. This offers extensive development courses, videos and articles on a range of topics, including decision making, building change capability, coaching, influencing others and health and wellbeing. In 2021, our people completed 84,493 leadership and business courses.

1	Data on employees by gender (including total employees, Board and management) is provided in our non-financial information statement on page 54

For full details of our progress against these commitments, please see our ESG Performance Report
GSK Annual Report 2021 37

Trust
continued

Being a responsible business

Commitment	Progress in 2021

Reliable supply Commit to quality, safety and reliable supply of our products for patients and consumers
–  It’s a priority to make sure there is a high-quality and reliable supply of our products for patients and consumers. This has continued to be of high importance throughout the pandemic, which has put increased strain on global supply chains. For more on how we manage continuity of supply, see pages 31 and 33.

–  Our quality management systems allow for continuous improvement, helping us to keep up high standards for product quality and safety. In 2021, we had 171 external regulatory inspections at our manufacturing sites and local operating companies – many conducted virtually because of the pandemic. We respond to all inspection findings, no matter how minor. We also ran 1,833 quality audits of suppliers, and 312 audits of clinical trials run by, or on behalf of, GSK to assess their quality and safety. Where we find areas to improve, we create improvement plans and track their progress.

Ethics and values Operate an ethical, values- driven culture, in which any issues are responded to swiftly and transparently
–  Everyone at GSK has to complete training on what the company expects from them. In 2021, we renamed this mandatory employee code of conduct training ‘Working at GSK’ and improved the content to focus on risk and compliance, as well as diversity and creating an inclusive workplace. In 2021, 99.4% of employees and 92.9% of contract workers completed this training.

–  Anyone inside or outside GSK can raise concerns or speak to an independent third party through our Speak Up reporting channels, confidentially or anonymously, without fear of retaliation. We continue to take every concern raised seriously, and review every report to identify whether we need to investigate formally. If investigations show an employee has breached our policies, we take action.

–  In 2021, we changed the way we report disciplinary data and expanded the scope to include cases which were initiated in previous years. In 2021, 2,065 employees had concerns raised against them, with an additional 757 employees with concerns raised from prior year’s open cases. We disciplined 1,176 employees (298 of whom initially had concerns raised in previous years), an increase from 2020 primarily driven by late completion of mandatory training. Of these, 265 either left voluntarily or were dismissed, and 923 received a written warning. In other cases, we took action short of a written warning. At the end of 2021, we had 427 cases awaiting investigation or a disciplinary decision.

–  During 2021, we undertook an independent assessment of our approach to managing human rights, to help us better understand how we can continue to improve how we manage our priority human rights areas. The assessment showed that there is good understanding of our human rights impacts and we will be reviewing and addressing the findings in the year to come.

–  How our third parties act can have a direct impact on us meeting our priorities. It is important to manage our relationships with them well, including the way we choose, contract and monitor them. Our Third-Party Oversight (TPO) programme evaluates and mitigates the risks introduced through engaging third-parties to provide goods or services for GSK. We complete assessments for the portion of our third parties that may present greater potential risk, for example, interactions with government officials or annual transfers of value above certain pre-defined
limits. In 2021, we ran more than 12,800 assessments of these higher risk third parties across more than 20 risk areas, identifying over 55% as high-risk in one or more areas. Most of these third parties are goods and services providers (70%), contract manufacturers and external suppliers (2%) or distributors and wholesalers (9%). We are evaluating our TPO programme to simplify the upfront assessment and broaden its focus to risk management throughout the third-party relationship, using user feedback and findings from our ongoing monitoring.

For full details of our progress against these commitments, please see our ESG Performance Report

38	GSK Annual Report 2021

Trust
continued

Being a responsible business continued

Commitment	Progress in 2021

Data and engagement
–  In 2021, we simplified our privacy notices and made them easier to access through a portal on all our websites. Privacy is a key part of the mandatory ‘Working at GSK’ annual training that all our people have to complete. This helps employees to understand that everyone at GSK is responsible for handling personal information in the right way.

–  Our patient panels give us insights and advice, as well as building trusting, long-term relationships with patients and carers that help us develop medicines that meet patients’ needs. In 2021, we ran panels in disease areas including cancer, rheumatoid arthritis and hepatitis B.

–  As part of our commitment to data transparency for our clinical studies, we have published 2,776 clinical study reports and 6,239 summaries of results. We have listed 2,550 studies for data sharing via www.vivli.org and www.clinicalstudydatarequest.com.

–  We want our clinical trials to be as representative and accessible as possible, reflecting the patient populations with the disease including age, race, ethnicity, sex and gender. Over the past five years, we have endeavoured to improve patient diversity in our clinical trials by implementing training and support to personnel at investigator sites including awareness training on conducting clinical trials in under served communities. In 2021, we formed a Global Demographics and Diversity team to coordinate our learning about epidemiology, burden of disease and health equity, and how they relate to age, sex, gender, race and ethnicity, so we can apply these lessons when planning our trials.

Environment	Climate
Have a net zero impact on climate and a net positive impact on nature by 2030
–  To achieve our ambitious net zero goal we have set targets across our value chain carbon footprint. The targets have been accredited by the Science Based Targets Initiative as aligning to a 1.5
o
C pathway.

–  In 2021, we reduced our operational carbon emissions (scope 1 and 2) by 15% compared to 2020, primarily through increased use of renewable energy
1
. In September 2021, we announced a £50 million investment in UK and US manufacturing sites to secure renewable power generation. This includes new wind turbines and a
20-year
power purchase agreement to supply solar electricity for our Irvine facility in Scotland, and solar energy for our Oak Hill facility in New York.

–  In 2020 (our latest available data), emissions from our suppliers, logistics and people using our products (scope 3) reduced by 8% reflecting the evolution of our product portfolio and reductions in business travel and commuting as a result of the pandemic. Our metered dose inhalers for asthma and COPD account for 40% of our carbon footprint so in 2021 we started an R&D programme to find a lower-impact propellant that could reduce emissions from them by about 90%.

Nature

–  Collaboration is an important part of our strategy and during the year we joined nine other global pharmaceutical companies to launch the Energize programme. This is the first collaboration of its kind to use the scale of a single industry’s global supply chain to drive greater use of renewable electricity. We were a Principal Partner of the UN Global Climate Change Conference (COP26) in Glasgow and we championed the need for action on climate and nature to protect health. We also joined the Health Systems Task Force of the Sustainable Markets Initiative to drive collective action in digital healthcare, supply chains and patient care pathways to accelerate the shift to net zero.

– We make our Climate-Related Financial Disclosure on pages 49 to 52 along with our energy and carbon emissions data. GSK’s carbon reduction pathway to become net zero by 2030 can be found on gsk.com.

1	Energy and carbon emissions data is provided in our Climate-related financial disclosure on pages 49 to 52.

For full details of our progress against these commitments, please see our ESG Performance Report
GSK Annual Report 2021 39

Trust
continued

Being a responsible business continued

Commitment	Progress in 2021

Environment continued
–  We are involved in developing standardised guidance on measuring our impact on nature through working with the Science Based Targets for Nature Initiative and the Taskforce on Nature-related Financial Disclosures (TNFD). We will achieve our net nature positive goal by reducing our environmental impacts across water, materials and biodiversity and investing in protecting and restoring nature.

–  In 2021, we reduced overall water use in our operations by 16% compared to 2020, and by 21% in sites in high water stress regions. 91% of our sites are now good water stewards, in line with the Alliance for Water Stewardship’s definition. During the year, we joined the Water Resilience Coalition (WRC), partnering to develop our approach to water neutrality in water- stressed regions and to deliver water resilience projects on the ground. Our Cape Town site in South Africa is the first in our network to embark on the journey towards water neutrality, and we are working with the WRC and local partners to address shared water challenges by clearing alien plant species and replanting local flora to create greater resilience in the basin.

–  In 2021, we reduced the waste from our sites by 7% and recovered 43% of these materials through circular routes like reuse or recycling. Consumer Healthcare launched 40 million recycle-ready toothpaste tubes in over 20 markets.

–  In 2021, we piloted our approach to biodiversity at our Stevenage site in the UK, working in partnership with Kew Gardens to deliver a 39% increase of biodiversity at the site. We aim to have measurable and effective biodiversity plans in place across all GSK sites by 2025.

–  In 2021, we joined the public-private Lowering Emissions by Accelerating Forest Finance (LEAF) coalition which contributes high-quality emissions reductions by supporting countries to protect their tropical forests from deforestation.

For full details of our progress against these commitments, please see our ESG Performance Report

40	GSK Annual Report 2021

Consumer Healthcare

Our future standalone Consumer Healthcare business, Haleon, which is on track to separate from GSK in mid-2022,
will be a new world leader focused on consumer healthcare.

– Consumer Healthcare had 26 first-market launches for new innovations in 2021	– Committed to producing one billion recyclable toothpaste tubes by 2025

– Total 2021 turnover £9.6 billion -1% AER, +4% CER (excluding brands divested/under review) – E-commerce represented 8% of total sales – Delivered 3.7 billion consumer healthcare products
–  Significant investment in
on-site
solar power towards goal to source 100% of our electricity from renewable sources by 2025

–  Announced growth ambitions of 4-6% annual organic sales growth in the medium term, sustainable moderate margin expansion and high cash conversion

A sector more relevant than ever
Global consumer healthcare is a growing, £150 billion-plus market. Events of the last two years have underscored the industry’s importance. The pandemic, which continues to have an impact across the world, means consumers are focusing more on health and wellness, whether it’s managing their symptoms, or proactively looking after their wellbeing with vitamins, minerals and supplements.
Self-care supports healthcare
The burden on healthcare systems is increasing, driven by an ageing population and a rising middle class population. The consumer healthcare sector, particularly over-the-counter
(OTC) products, play an important role in addressing this challenge. Data shows that for every $1 spent on OTC medicines in the US, the healthcare system saves over $7 which amounts to $146 billion annually.
The opportunity for a standalone consumer healthcare company
The consumer healthcare sector’s role in supporting broader public health presents a significant opportunity for a standalone company focused on consumer healthcare.
In 2018, we announced our plan to separate our Consumer Healthcare business as a
UK-listed
company through a demerger.
Since then, we have made significant progress in preparing for that separation, which is due to happen in mid-2022.
In June 2021, we confirmed our intention to separate through a demerger. In July 2021, Brian McNamara was named as
CEO-designate
for the new Consumer Healthcare company, and in December 2021 Sir Dave Lewis was appointed Chairman designate. In February 2022 we laid out our strategic priorities, key growth drivers, detailed financial information and the name, Haleon, for the future Consumer Healthcare business. See gsk.com for information.
Passing key milestones and looking ahead
Despite the challenges we’ve all faced during the pandemic, we successfully completed the integration of Pfizer Consumer Healthcare in 2021 with no delay to timings as well as over-delivering on our synergy targets. This was a complex integration which impacted multiple parts of our business including commercial, manufacturing and R&D. The completion marked a major milestone in our separation planning.
Our new Consumer Healthcare company, Haleon, will be
UK-based
and listed, and in October 2021 we announced proposals for new company headquarters to be located in Weybridge at a newly built campus which will also feature an innovation centre. Due to open at the end of 2024, subject to consultation and planning approvals, our ambition is for it to reflect our ambitious sustainability targets that we set out in 2020.
We are set up for success. We have grown from a business with about £6 billion in annual sales and an operating margin of 11.3% in 2015, to one with sales of £9.6 billion and an operating margin of 23.3% in 2021; a world-leading consumer healthcare business.
An industry-leading portfolio
As a world leader in consumer healthcare, we hold leadership positions in the five categories that we operate in: oral health
1
; vitamins, minerals and supplements (VMS); pain relief; respiratory health; and digestive health.
Our growth strategy is based on prioritising investment in our nine power brands and a number of other strategically important brands concentrated in key countries and regions. Our previously described operating model has been designed to drive the performance of these brands. Through the divestment of low growth brands, we have a focused portfolio.
Geographically, we are number one or two in 70% of the OTC and VMS markets we operate in.
2
This includes our priority markets in the US and China.

1	Therapeutic oral health segment
2	Nicholas Hall’s DB6 Consumer Healthcare (OTC/VMS) Database, 2020 Store and E-commerce sales

GSK Annual Report 2021

Consumer healthcare continued

2021 performance
Consumer Healthcare turnover in the year of £9,607 million decreased 4% AER and was stable at CER reflecting dilution from divestments given the completion of the portfolio rationalisation at the end of Q1 2021. On a two-year CAGR, sales excluding brands divested/under review grew 4% overall, despite the adverse impact of the COVID-19 pandemic.
Sales excluding brands divested/under review decreased 1% AER but increased 4% CER reflecting the underlying strength of brands across the portfolio and categories, and continuing growth in e-commerce. Overall, sales benefited from strong growth across all categories excluding respiratory health which was negatively impacted in Q1 2021 by the historically low cold and flu season. The decrease in cold and flu sales resulted in an approximately 1% drag on full-year growth.
International sales excluding brands divested/under review grew high single digit on a CER basis with double digit growth in emerging markets including India, China, the Middle East and Africa. Excluding brands divested/under review, US sales grew low single digits but European sales were stable on a CER basis. Both regions were particularly negatively impacted by the historically low cold and flu season during Q1 2021.

See Group financial review on page 65 for more detail
Science-based innovation to address unmet consumer needs
Innovation continues to be a driver of growth. In 2021, we delivered major innovations based on trusted science and human understanding to meet the needs of consumers across the world. In total, we delivered 26 first-market
launches of new innovations, and more than 350 brand-market launches overall.
Our research shows that a third of tooth sensitivity sufferers are searching for a trusted, long-lasting solution to address the cause of the pain, rather than just treat the symptoms. To address this key consumer need, we innovated to develop and launch
Sensodyne Repair and Protect Deep Repair
in more than 25 markets. This is a product scientifically proven to provide deep and targeted repair within the dentine tubules – holes in the tissue beneath the tooth enamel that are the source of the pain – while also providing long-lasting protection from sensitivity.
In oral health, we have also expanded our Gum Health expert offering under our paradontax brand in the US. Research shows a third of people globally suffer from bleeding gums, which may be a sign of gum disease. Our parodontax Active Gum Repair
innovation is clinically proven to help reverse the early signs of gum disease. It also strengthens the appeal of the brand to more consumers with gum problems by reinforcing our credentials with dental experts.
The COVID-19 pandemic has also accelerated a consumer shift towards greater proactivity in managing their health and wellness, with research highlighting that 22% of consumers, in the US for example, took more supplements in 2020 than they did in the prior year. Research also uncovered that more than 85% of
Centrum
consumers favour solutions which are more targeted than a multivitamin. Based on this insight, we launched tailored solutions that are scientifically blended for
Centrum
in a number of key markets. In Australia we moved beyond ‘the multivitamin’ and launched a new
Centrum Benefits
range with multi-ingredient combinations in order to cater for consumer needs across mind, body and beauty including Mind & Memory, Rest & Renew, Immune Defence & Recovery and Collagen Boost & Glow. In China we successfully launched
Centrum Dual Probiotics
, a proposition that is specially designed to appeal to the growing consumer trend around gut health and the body’s self-defence power. In the US, we continued to innovate in new formats by expanding the
Centrum Minis
and
Centrum Gummies
portfolios, including the launch of
Centrum Organic Multigummies
. These innovations help us evolve the brand from a single multivitamin pill and bring a number of personalised solutions – all based on trusted science and informed by clinical data.
We have continued to see an increased interest in our
Emergen-C
brand in the US, as consumers continue to look for ways to support their immune health. Our research revealed that consumers are looking to botanicals, for their natural qualities,in order to support their wellness goals. We launched a formulation which combines the natural goodness of plant- based botanicals and all the nutrients from our core
Emergen-C
formula with antioxidants, B and C vitamins and electrolytes.
We also continue to invest in locally relevant innovation. In China, one of our key markets, we launched Contac
Multi-Symptom
. This innovation, the biggest OTC launch (by sales) for our business in China in 2021, provides fast relief from multiple cold and flu symptoms. Contac
Multi-Symptom
comprises three active ingredients in a single pill to relieve seven cold and flu symptoms: fever, headache, sneezing, runny nose, limb pain, sore throat and nasal congestion.
Investment in digital driving growth
The pandemic has also seen an explosion in digital commerce and digital engagement. We have been well positioned to capture that digital opportunity.
E-commerce
sales grew in the
mid-20%
range in 2021 versus 2020. Overall,
e-commerce
represents 8% of total sales. We saw good growth in some of our key
e-commerce
markets including China.
We also invested in capabilities around digital media. A significant proportion of our total advertising spend is now in digital media, allowing us to be more efficient and effective in targeting our consumers.

GSK Annual Report 2021

Consumer healthcare continued

A purpose and culture guiding all we do
We serve hundreds of millions across the world and, through our brands, have a significant effect on their everyday health. Our future standalone company will be rooted in a purpose to deliver better everyday health with humanity. This will guide everything we do and the choices we make.
Our success depends on creating the right culture. As a consumer healthcare business, it’s clear that what we do matters.
Our culture starts with always doing the right thing. Acting with integrity is non-negotiable,
and that means we can always be proud of how we operate. Our culture focuses on three behaviours:

–	Go beyond – this is about our hunger and desire, our drive to be better, to move with pace, and to outperform the competition.

–	Do what matters most – this is about prioritising the important things and challenging the unnecessary.

–
Keep it human
– this is about our dedication to the consumers and customers we serve. But, equally important, it’s about our dedication and commitment to each other, which demands unmatched understanding and empathy.

Building the right culture starts with having a diverse workforce and creating an inclusive environment where colleagues can thrive. We believe that inclusion and diversity (I&D) leads to business success by unleashing the enormous potential of all our people and strengthening our ability to respond to the differing needs of our patients and consumers.
Our commitment to accelerate our progress on I&D remains a priority, including working towards aspirational targets for female and ethnically diverse representation in senior roles by the end of 2025.
Running a responsible business
Having a strong ESG strategy and performance will be a critical expectation our future standalone company. It is an integral part of how we live our purpose – to deliver better everyday health with humanity – and a key pillar of our strategy. ESG is increasingly important to our stakeholders.
The health of the world affects the health of people. People can’t enjoy better everyday health in a world where our environment is under threat and society is increasingly unequal and divided, with heightened economic inequality manifesting itself in growing health inequalities. The focus of our ESG strategy is therefore to tackle the environmental and social barriers to everyday health.

–
Environmenta
l: by tackling carbon emissions and climate change, developing more sustainable packaging and using trusted ingredients which are sustainably sourced, we are taking steps to create a healthy environment for people to live in.

–
Social
: by improving health inclusivity; tackling the bias, discrimination and prejudice which holds people back from everyday health and educating and empowering people towards better, sustainable self-care, we will help create a healthy social environment for people to live in.

–
Governance
: by defining our strategy and governance to reflect increasing stakeholder expectations; supported by the appointment of a Board led by Sir Dave Lewis, who brings a wealth of international consumer sector experience.

This year, we have step-changed action on sustainability, including significant investment in on-site
solar power as part of our goal to source 100% of our electricity from renewable sources by 2025, committing to make a billion toothpaste tubes recyclable by 2025 and achieving full palm oil derivatives accreditation by 2025. Through our
Otrivin
Actions to Breathe Cleaner Project, we are campaigning to help children learn more about air pollution and identify the best way to minimise our exposure to it. We scaled up our education on this topic to a broader population through a high profile presence at the 2021 COP26.
In 2022, ahead of becoming a standalone company, we will continue our work to define our Social Sustainability Strategy and Governance, reflecting increasing stakeholder expectations.

GSK Annual Report 2021

Stakeholder engagement
Engaging and building trust with a broad range of stakeholders is vital for our long-term success.
Here, we summarise who our key stakeholders are, how we engage with them, which issues matter most to them and how we’re responding. To see how we enable the Board and management to understand stakeholders’ views and include them in decision making, see our section 172 statement on page 116.

Patients and consumers

Insights from patients and consumers enable us to develop products that better meet their needs.

How we engage

Advisory boards, disease-specific patient panels and Patient Advocacy Leaders Summits to provide patient insights.

Engagement and support for patient groups (disclosed on GSK.com), and initiatives that empower patients to get involved in medicine development.

Market research including consumer sensory labs.

What matters to patients and consumers

Differentiated product innovation based on patient and consumer needs.

Access to a reliable supply of high-quality products.

Pricing of healthcare products, particularly
out-of-pocket
expenses.

What we’re doing

Strengthening our pipeline of innovative products.

Maintaining high standards for product quality and safety.

Continuing to take a value-based approach to pricing to balance reward for innovation with access and affordability.

Investors	What matters to investors

We maintain regular and constructive dialogue with investors to communicate our strategy and performance in order to promote investor confidence and ensure our continued access to capital.

How we engage

Ongoing communications including the AGM, quarterly results calls, in-person
and virtual roadshows and detailed company information online.

One-to-one
meetings between Board members, senior executives and institutional investors.

Biennial investors and analysts perception study.

Sustainable performance for long-term shareholder value.

Understanding how our R&D strategy is successfully developing our pipeline.

Commitment to strong management of ESG issues.

What we’re doing

Creating two new leading companies through demerger in 2022.

Good financial performance and transparent reporting.

Business and R&D updates and events on key pipeline milestones.

Driving leading-edge ESG performance and a culture of ambition, accountability and responsibility.

Healthcare professionals and medical experts	What matters to HCPs and medical experts

We work with healthcare professionals (HCPs) and medical experts to understand the patients’ journey, partner to resolve unmet medical needs and make sure that our products are used safely and effectively.

How we engage

Scientific dialogue to increase understanding of disease management and patient experience.

Providing high-quality, balanced information about our vaccines and medicines.

Collaborating on clinical trials and research.

Access to product and scientific information.

Responsible sales and marketing practices.

Safety, efficacy and differentiated innovation.

What we’re doing

Increasing the use of digital channels to deliver more personalised and effective sharing of information to HCPs.

Ensuring we attract and retain the best talent and uphold responsible sales and marketing standards.

Using HCP insights on disease management and patient experience to inform the development of our vaccines and medicines.

R&D partners and academia	What matters to R&D partners and academia

We partner with scientific institutions, national health systems, academia and industry partners to help us develop the most effective vaccines and medicines to meet unmet patient needs.

How we engage

Collaborating with outstanding scientists at academic institutions to accelerate discovery and development of new vaccines and medicines.

Licensing advanced technology and potential vaccines and medicines from biotechs.

Establishing joint ventures to strengthen innovation and improve efficiency.

Finding the right partner to identify and accelerate a potential vaccine or medicine to reach the patients that need it.

Pushing the science and technology as far as it can go to advance human health.

Dissemination and advancement of scientific knowledge.

What we’re doing

Working with world-leading experts at biotechs, research institutes and universities to improve drug and vaccine discovery to increase the productivity of our R&D pipeline.

Collaborating with a broad range of partners to support our R&D focus on the science of the immune system, human genetics and advanced technologies (see pages 17 to 27).

Supporting the advancement of scientific knowledge with our long-standing commitment to sharing research see page 39.

GSK Annual Report 2021

Stakeholder engagement
continued

Governments and regulators	What matters to governments and regulators

We work with governments and regulators to advocate for policies that encourage innovation and promote efficient management of healthcare spending.

How we engage

Meeting with regulatory bodies throughout the development process to ensure high-quality new products.

Engaging with government health agencies to demonstrate the value of our products for patients and economies.

Working with governments to protect and strengthen the operating environment for life sciences innovation and new medicine and vaccine launches.

Participating in international efforts to address global health threats, such as the pandemic.

Investment in innovation and life sciences.

Scientific funding and collaboration.

Medicines pricing and reimbursement.

Public health threats –
COVID-19
and antimicrobial resistance (AMR).

Investment in preventive health and strengthening health systems.

What we’re doing

Engaging in US policy pricing/reimbursement debates and, with phRMA, commenting on legislative proposals for healthcare reform.

Partnering across industry and governments to tackle AMR.

Engaging with governments, including the US, UK and EU regarding production and procurement of
COVID-19
vaccines and treatments.

NGOs and multilateral organisations	What matters to NGOs and multilateral organisations

We work with partners to improve access to healthcare services and our products, and to advocate for the policy environment in which we can be successful and deliver on our ambitions for patients.

How we engage

Working with
non-governmental
organisations (NGOs) and partners to research and develop products to address global health challenges.

Collaborating with NGOs and generic manufacturers to sustainably supply our products to lower income countries.

Partnering to strengthen health systems in lower income countries and drive progress on global health priorities.

Access to vaccines and medicines.

UN SDGs and WHO targets for specific disease areas.

Universal health coverage and the future of health systems.

Financing for global health, including
COVID-19
solutions.

What we’re doing

Focusing on our unique role as a global health partner to develop products where we have scientific expertise.

Partnering with organisations that have complementary capabilities and reach to create sustainable models that share risk, including our partnership with Gavi to support access to vaccines in lower income countries.

Leveraging our community investment programmes to support our scientific expertise and deliver greater impact for patients.

Suppliers	What matters to suppliers

We work with thousands of suppliers, large and small, who provide goods and services that support us in delivering a reliable supply of high-quality, safe products for our patients and consumers.

How we engage

Regular direct engagement with suppliers to ensure they support GSK’s strategies and targets.

Engaging with suppliers through our Third-Party Oversight programme and by conducting in-depth
audits.

Participating in forums such as the Pharmaceutical Supply Chain Initiative and the Consumer Goods Forum to improve supply chain sustainability.

Prompt payment to agreed terms.

Understanding GSK policies to ensure compliance.

Opportunities to innovate and grow the relationship.

What we’re doing

Engaging with suppliers to develop improvement plans and track progress when we identify areas for improvement.

Providing proactive support through our third-party EH&S team in countries where our priority suppliers are located.

Our people	What matters to our people

We involve and listen to our people to increase employee engagement, drive business performance and retain talented people.

How we engage

Regular interactive broadcast events with the GLT and other senior leaders.

Facilitating dialogue and collaboration through our internal communications platforms, Works Councils, Employee Forums and Employee Resource Groups.

Providing feedback to managers via the global
all-company
survey and One80 questions.

Our purpose and being able to see the difference we make.

Having a great line manager.

Feeling understood and valued.

Being part of an inclusive and diverse workplace.

What we’re doing

Fostering a culture of accountability and ambition, underpinned by integrity and humanity.

Launched new leadership programmes to help managers motivate, focus, care for and develop their teams.

Campaigns and programmes to support safety, mental wellbeing and enable work-life balance.

Driving our diversity and inclusion activities in support of new aspirational targets.

GSK Annual Report 2021

Risk management
Our risk management and internal control framework is well-embedded, mature, and continuously reviewed and overseen by the Board.

Identifying, evaluating and managing risk
Our risk management and internal control framework is well- embedded and provides the ability for the Board to evaluate and oversee how the company manages principal and emerging risks in line with our long-term objectives. We have a company-wide policy that sets out the requirements, roles and responsibilities for the management and governance of risks, controls and supporting guidance on the essential elements of our internal control framework. We routinely evaluate our framework for improvements.
Our governance
The Board oversees our risk management system and establishes our risk appetite, supported by the Audit & Risk Committee (ARC). The Corporate Responsibility Committee (CRC) and Science Committee further assess the effectiveness of risk management strategies pertinent to their defined remits. Our Risk Oversight & Compliance Council (ROCC) helps the ARC and CRC to oversee the risks, and the strategies used to address them.
Risk management and compliance boards across the Group promote the ‘tone from the top’. They also establish our risk culture and oversee the effectiveness of risk management activities, as well as communicating information about internal controls. Our business is accountable for delivering on its objectives in line with its established risk appetite.
An Enterprise Risk Owner is responsible for each principal risk, with oversight by a GLT member. Risk owners report risk and mitigation to ROCC, the GLT and the appropriate Board committee. Legal and Compliance support these efforts by advising on our business strategies, activities, risks and controls, and Audit & Assurance provides assessments of the adequacy and effectiveness of our framework.
Considering current and emerging risks
Our risk assessment process considers the likelihood and impact of risks, and the timescale over which a risk could occur. We consider both current and emerging risks that could affect our ability to achieve our long-term objectives. Emerging risks are those on the three-year horizon, in line with our viability statement. We also define risks in this way if we need to know more about how likely they are to materialise, or what impact they’d have if they did. We will evaluate if additional investigation is required before classifying them as principal risks. Risk management and compliance boards at all levels of the organisation identify emerging risks on an ongoing basis, and ROCC discusses emerging risks at each meeting. We also scan the risk horizon throughout the year to identify external trends that may be opportunities and/or emerging risks and monitor our business activities and internal environment for new, emerging and changing risks.

Viability statement, see page 53. Risks associated with COVID-19, see page 54. ARC report, see page 111. Internal control framework, see page 112.

ROCC conducts an annual risk review to assess principal and emerging risks for the company. This review is supported by extensive analysis of external trends and insights, senior level interviews and recommendations from risk management and compliance boards and risk owners. ROCC shares this annual review with the ARC and Board for assessment and this forms the basis for the following year’s risk management focus.
Putting risk management plans in place
We define enterprise risk plans that include a description of the risk, its context, our assessment, risk appetite, how we will treat the risk, and the actions businesses need to take in line with our internal control framework to mitigate the risk. They also enable our Board committees to assess the effectiveness of our risk management strategies. This year, along with our annual business risk reports, we continued quarterly reporting of risks to ROCC and the Board committees, to drive more dynamic, data-driven discussions, agile risk management strategies and oversight. We report on existing control measures, implementation, emerging risks, external insights and out-of-tolerance
key risk indicators, where tolerance aligns to risk appetite. We include risks and mitigations associated with
COVID-19.
Our risk management framework complements our culture and Speak Up processes in ensuring that risks are actively and effectively identified and mitigated. It also provides reasonable assurance against material misstatement and mitigates potential losses that could arise in the ordinary course. Each business monitors its most important risks and takes action to address issues. Our annual confirmation exercise checks that key risks are well managed, or actions are in place to address gaps, at each business.
Business continuity planning is embedded in our framework. Our principal risks include controls for responding to problems within their risk plans. We also have business continuity planning for our critical processes, so we can continue business operations in the event of a crisis.
Changes to our risks for 2022
In our November 2021 annual risk review, the ROCC agreed our principal risks for 2022 which remain largely unchanged, with the evolution of Privacy to Data Ethics and Privacy,
Non-Promotional
Engagement to Scientific and Patient Engagement, and Transformation and Separation to Separation. Additionally, we agreed that Environmental Sustainability will be managed under our ESG areas of focus. Also we identified two new emerging risks, Geopolitical Tensions and Healthcare Reform, which will be evaluated during 2022 before being classified as principal risks.
The table on the following pages shows our current principal risks and respective trends, assessments and mitigation activities for the year. These are not in order of significance. For full risk definitions, potential impact, context and mitigating activities please see Principal risks and uncertainties on pages 275 to 287.

GSK Annual Report 2021

Risk management
continued

2021 Principal risks summary

Risk	Trend	Assessment and mitigation activities

Patient safety
The macro risk level is stable but remains challenging. Public awareness of drug safety has increased following media coverage of the safety and efficacy of
COVID-19
vaccines and therapies in 2021. Misinformation and negative characterisations of the industry have fuelled vaccine hesitancy. Highly publicised information security threats and data breaches require us to consider how we securely collect safety information from external sources.

GSK’s risk exposure is stable. Our portfolio is evolving, with a greater focus on advanced therapy medicinal products that may require specialised pharmacovigilance. We need to carefully balance resources to execute routine pharmacovigilance while we manage change initiatives including the separation of the Consumer Healthcare business, the accelerated pace of drug development and the simplification of our safety processes.

Product quality
The macro risk has increased following
COVID-19,
with regulators resuming multiple
on-site
inspections to check that product quality expectations are met. There continues to be a focus on data governance and data integrity requirements, and on evaluation of products for the presence of nitrosamines.

GSK’s risk exposure has increased, as we need to respond to the heightened inspectorate presence. We have launched inspection readiness programmes to ensure full preparedness. We have continued to invest in technology and digital platforms to further strengthen our controls around good data management practices. Governance and control strategies have been deployed for timely nitrosamine evaluations. All these mitigations will require focus and diligence as GSK undergoes significant organisational change.

Financial controls and reporting
The external environment remains challenging due to political uncertainty, proposed increases in the obligations of directors and auditors, increasing threats of cyber attacks (information security) and fraud, and increasing environmental disclosure requirements.

GSK’s risk exposure has remained stable due to our ongoing focus on the resilience of personnel and the testing of our internal control framework. We implement optimal risk mitigation through transformational programmes, technology, centralised processes, and risk and control assessments, and maintain effective tax and treasury strategies. We continually strengthen our control frameworks and collaborate with external bodies on standard setting.

Anti-bribery and corruption (ABAC)
The macro risk level for bribery and corruption remained unchanged in 2021. We continued to see the ongoing impact of the pandemic on governments, people and businesses; rigorous anti-bribery and corruption standards aided by improved technology; and continued enforcement with focus on third-party intermediaries.

GSK’s risk exposure is unchanged as we continuously improve our Anti Bribery and Corruption programme to ensure appropriate controls, training, capability building, awareness raising, strong monitoring and use of data analytics.

Commercial practices
COVID-19
consequences continue to impact the macro level. Competitive pressure has increased in many therapy areas and market segments. Future innovation requires successful launches of key medicines and products. Vaccination rates have been impacted by accessibility and political issues. Governments remain focused on initiatives to drive medicine and vaccine costs down for consumers.

GSK’s risk exposure level remains stable due to our mature and robust control environment. We continue to evolve our commercial practices competitively. We have invested in new technologies that support virtual customer engagement. We maintain proportionate controls, training and monitoring for employees that engage with healthcare organisations and professionals. We train senior business leaders on delivering performance and managing risk.

Non-promotional engagement
The macro environment for
non-promotional
activities and scientific engagement with HCPs and patients is stable. It continues to be characterised by complex, dynamic disease areas and treatments with increased patient-centric focus, increasing diversity of engagement platforms, and the continued increase in virtual engagements since the pandemic.

GSK’s risk exposure has remained stable. Our digital practices continued to develop and modernise, and we have applied our internal principles and policies, designed to mitigate risk, to this rapidly evolving environment. We have internal networks to foster collaboration and best practice sharing, as well as the identification of emerging risks associated with non-promotional
activities, so we can conduct them in compliance with GSK’s values and policies, local laws and regulations.

GSK Annual Report 2021

Risk management
continued
2021 Principal risks summary
continued

Risk	Trend	Assessment and mitigation activities

Privacy
The macro risk continues to increase, with priority GSK markets such as the UK, EU, US, China and India instituting new privacy laws, and court rulings invalidating established international data transfer mechanisms that international companies had relied on. The increasing trend for data sovereignty initially targeting tech companies could affect healthcare companies in their ability to drive medical innovation and to effectively operate internationally.

GSK’s risk exposure is increasing due to the impact of the unstable privacy regulatory environment preventing us from further standardising our privacy framework globally and due to the scale of the changes necessary to prepare for the creation of two new data-driven companies.

Research practices
The macro risk level is unchanged. We always need to continually assess how we do R&D in the context of our future ambition, our benchmarks, and the evolving global regulations and quality standards. This is particularly vital when expectations change or there are country-specific requirements (Human Genetic Resources Administration of China, Schrems II).

GSK’s risk exposure is unchanged, as laws and regulations are continually evolving. When regulations change, the accountable R&D function develops an action plan which can include risk and impact assessments to determine how the internal control framework needs to change to meet the new requirements. R&D regularly scans the external environment through membership of professional organisations and consortiums, attendance at industry or agency-sponsored meetings and review of publicly posted regulatory/legal reports.

Environment, health and safety (EHS)
The macro risk level is unchanged as
COVID-19
protocols have been embedded in our ways of working. Site staffing has moved from essential workers only to mostly full staffing. This has meant we have been able to resume more consistent management oversight and on-site
global support through senior leaders, subject matter experts and audit teams.

GSK’s risk exposure has levelled out due to consistent work practices related to
COVID-19
control measures. However, organisational change continues to be a factor. We have placed continued focus on safety leadership training, embedding our Life Saving Rules, and adhering to our EHS standards.

Environmental sustainability
The macro risk level continues to increase. Investors, regulators and other stakeholders expect companies to understand and actively reduce the environmental footprint of their operations across their value chain, and to mitigate the impacts climate change could have on their operations and supply chains.

GSK’s risk exposure is unchanged. We set ambitious new environmental sustainability goals at the end of 2020 and have established an enterprise transformation programme addressing climate, water, waste and biodiversity across our operations. We also increased the scope and depth of our Task Force on Climate-related Financial Disclosures (TCFD) analysis, and continued to monitor trends in physical, reputational and regulatory risks from climate change impacts.

Information security
The macro risk level continues to rise, as large multinationals increase their digital footprints and threats from hackers become more sophisticated. Risks identified as increasing during the pandemic have levelled off but continue to be an ongoing threat. At the same time, governments are tightening the regulatory frameworks, and we can expect enforcement to increase.

GSK’s risk exposure has increased. The targeting of pharmaceutical and vaccine intellectual property, and of third-party service availability, has intensified. In response, our cyber security programme continues to improve our controls to increase our cyber threat intelligence capabilities and protect critical information and systems, including operational technology and networks.

Supply continuity
The macro risk level remains high due to the ongoing impact of the pandemic on product supply. There is also continuing potential for increasing protectionism, and Brexit uncertainty. Our COVID Issues Management Team is actively managing supply risk and mitigation on an ongoing basis.

GSK’s risk exposure has stabilised. Our Procurement Task Force, a cross-functional group from Procurement and Supply Chain, is accountable for the identification and management of potential bottlenecks in the supply of components.

Transformation and separation		The macro risk level is unchanged and remains challenging as we set up two new companies in a highly competitive external labour market.

GSK’s risk exposure level remains unchanged. Our transformation and separation projects have progressed as planned throughout 2021, with employee engagement remaining a priority.

   GSK Annual Report 2021

Risk management
continued

Climate-related financial disclosure

GSK climate-related disclosures are consistent with the recommendations and recommended disclosures of the Task Force on Climate-related Financial Disclosures (TCFD), and in compliance with the requirements of LR 9.8.6R (UK listing rules).
GSK has been reporting on climate-related financial disclosures in accordance with the TCFD recommendations since 2019, with the purpose of building trust and connecting both our strategic and financial disclosures to climate change. In 2021, we have expanded disclosure by undertaking a more detailed review of GSK’s manufacturing operations and our inhaler portfolio, which is the largest contributor to GSK’s current carbon footprint within our portfolio of medicines, vaccines and consumer products. GSK’s carbon reduction pathway to become net zero by 2030 can be found here
1
on gsk.com. We will continue to evolve our future climate-related disclosures by building further climate risk assessments into our external supply chain.
Governance
Environmental sustainability, which includes climate change, was assessed as a principal risk at GSK in 2021. The Board has overall accountability for the management of GSK’s principal risks, with support from the GLT.
The Board-level Corporate Responsibility Committee (CRC) oversees the environmental sustainability principal risk and progress against environmental targets with
Non-Executive
Director, Lynn Elsenhans as chair. See the CRC report on page 104. Our Risk Oversight and Compliance Council (ROCC) helps the CRC to oversee the risks, and the strategies used to address them through quarterly reporting. Refer to page 94 for further details of the Board and Board committee’s architecture.
Regis Simard, President, Pharmaceuticals Supply Chain and GLT member has management responsibility for environmental sustainability, which includes climate change. He is responsible for governance and oversight of risks and opportunities and ensures there is an effective framework in place to identify and manage the risks and opportunities across each of our business units along with delivering on the commitments made to have a net zero impact on climate and a net positive impact on nature by 2030. Refer to page 46 for the detailed risk management plan.
Established, specialised teams across GSK are working together to deliver our environmental strategies and embed them as business as usual including:

–
The GSK Sustainability Council chaired by Regis Simard which includes leaders from business units and global functions, including manufacturing, R&D, procurement and facilities management, ethics and compliance and finance, who all play a key role in delivering our environmental strategy. The Council is supported by a dedicated Programme Steering Team, which is run by the Global Sustainability Team who also provide specialist expertise and advice to the business.

–
The Programme Steering Team who
co-ordinate
the sustainability programme and associated workstreams and have oversight for monitoring performance and progress of the enablers to deliver the sustainability programme.

–
The Capital Allocations Board (CAB) which includes the CFO and Group Financial Controller who review climate-related capital expenditure as part of their annual planning and capital allocation process.

–	The Finance Sustainability Network includes leaders from across Finance, Sustainability and Procurement and focuses on key financial enablers to deliver the sustainability programme.
Strategy and Risk Management
Methodology and Assumptions
Since 2019 we have disclosed long-term risks from climate change across the value chains of key products that account for approximately 40% of revenue. In 2021, we expanded our assessments with a focus on risks to our own manufacturing operations and we have developed a three-year plan to further embed climate-related analysis across significant areas of our business.
We used two climate scenarios based on internationally recognised data sets
2
:

–	business-as-usual (BAU): assuming little to no mitigation leading to 3-5°C of warming by 2100.

–	low-carbon future: assumes that the global temperature increase by 2100 is limited to well below 2°C by rapid changes in legislation and technology.
During 2021, using the enterprise risk plan we carried out scenario analyses on the risks and opportunities, prioritising physical and transitional risks and opportunities according to the likelihood and the magnitude of the potential impact to GSK’s manufacturing operations and staff.
Each risk and opportunity was analysed and the potential impact on our profit was classified as either low (<£100 million), medium (£100 million-£300 million) or high (>£300 million).
We consider climate-related issues within the time horizons used in our strategic and capital planning processes: short-term (less than 12 months); medium-term
(1-3
years); and long-term
(3-10
years). We have focused on climate risks out to 2030, with no material risks identified as falling into short or medium term.
We have tested the resilience of GSK’s climate-related strategy taking into consideration different scenarios and the risks and opportunities identified. As a result, we are continuing to improve our management of climate-related risks and opportunities.

1	https://www.gsk.com/media/7180/gsk-carbon-glidepath-010921.pdf 2”
2
Scenarios are based on IPPC Representative Concentration Pathways 2.6, 4.5 and 8.5, the IEA World Energy Outlook 2018 New Policy Scenario, Current Policy Scenario and Sustainable Development Scenario; and data sets from WWF and WRI for water stress and flood risk modelling

GSK Annual Report 2021

Risk management
continued

Risk Management
A specific and dedicated environmental sustainability enterprise risk management plan has been put in place (for more details see Risk management on page 46). The risk management plan covers expectations that GSK is addressing its impact on the environment, and that the environment has increasing impacts on operational resilience such as access to energy, water and the natural resources used in products, along with any anticipated cost increases from regulatory changes or environmental taxes.

An internal control framework has been established for environmental sustainability, including the appointment of dedicated senior leaders for environmental sustainability to ensure that governance processes are in place and effective.
Our performance in reducing carbon emissions, energy and water utilisation, and waste will continue to be delivered and managed by our mature programmes and will be enhanced by including further eco-design
considerations into products and packaging.

Summary of GSK’s risks and opportunities

Physical risk/ description	Scenario	Risk management	Potential profit impact/ timeframe	Metrics	Targets

Increasing levels of water stress which reduces the availability of water for our operations.

GSK uses freshwater as the main source of water to manufacture medicines, vaccines, and consumer health products.

If water availability was restricted at a factory then production operations would be interrupted.
BAU and low carbon
We have performed water stewardship risk assessments for all our manufacturing sites and we have identified ten sites in our current network that are currently in areas of high-water risk.

We are developing plans for these sites to become water neutral by 2030 and will partner with other organisations to address shared water challenges. We are currently piloting this approach in our Cape Town site working with partners including WWF and the Water Resilience Coalition.

The TCFD process has helped us develop a watch list of additional sites potentially under long-term threat and we will monitor changes to the risk levels and update our site water risk assessments appropriately.

			Low: <£100m/ Long: 3-10 years	Sites that have achieved water stewardship* Water use in our operations Sites and supplier sites that have achieved water neutrality
Achieve good water stewardship at 100% of our sites by 2025

Reduce overall water use in our operations by 20% by 2030

Be water neutral in our own operations and at key suppliers in water stressed regions by 2030

Increasing frequency of extreme weather events causing disruption. Extreme weather events such as flooding, storms etc can result in short-term interruptions to manufacturing and other operations.	BAU and low carbon
We have performed risk assessments for our manufacturing and other operations and have business continuity plans in place which are reviewed annually to respond to the impact of extreme weather events including adopting appropriate mitigation plans.

The TCFD process has helped us identify a watch list of sites that are in places where the flood risk is expected to increase over time. However, the risk from flooding remains very low. GSK has a well-established loss prevention and risk engineering programme to identify a range of risks that could impact our sites and where flood risks exist, we have taken action to mitigate the risk.

			Low: <£100m/ Long: 3-10 years	Sites that have business continuity plans	100% of sites have a response to extreme weather events in their business continuity plans

An increased number of very hot days (>35°C) resulting in reduced productivity. Extreme heat could result in heat stress affecting our staff.	BAU
GSK has operations in countries that already experience very hot temperatures periodically. We already control the temperature and humidity inside our buildings. As part of our EHS control framework, sites conduct risk assessments on very hot days including adaptations for outside work.

			Low: <£100m/ Long: 3-10 years	Scope 1, 2 and 3 carbon emissions	Net zero emissions across all operations by 2030 Net zero emissions across our full value chain by 2030)

*	As defined by the Alliance for Water Stewardship

GSK Annual Report 2021

Risk management
continued

Transitional risk/ description	Scenario	How the risk is managed	Potential profit impact/ timeframe	Metrics	Targets

Regulations governing the use of high global warming potential (GWP) substances are being updated in the UK, EU and US.

This could lead to increasing cost and restrictions on the use of the high GWP propellant (HFA134a) in our Metered Dose Inhaler (MDI) products.

BAU and low carbon
We have started an R&D programme to find a lower-impact propellant that could reduce emissions from our metered dose inhalers by about 90%.

We already have a portfolio of Dry Powder Inhaler products that do not use propellants that are not impacted by this risk.

We are monitoring the evolving regulations governing the use of fluorinated gases and will review our assessments in future declarations.

			Medium: £100m to £300m/ Long: 3-10 years	Scope 3 carbon emissions	Net zero emissions across all operations by 2030 Net zero emissions across our full value chain by 2030)

There is uncertainty over future regulatory policy responses to address climate change that countries around the world will develop including carbon pricing.

We anticipate that carbon pricing on operational carbon emissions will come into force in some regions in the medium to long term which could increase our operating costs.

Low carbon
We are transitioning to 100% renewable electricity by 2025 and are starting to investigate options for renewable heat technology to reduce our carbon emissions from energy.

Our sales fleet aim to transition to electric vehicles by 2030, further reducing our scope 1 carbon emissions.

Shadow carbon pricing has been embedded in the capital investment process at $100 per tonne and is driving conversations and decisions around carbon emissions at all levels of the organisation.

			Low: <£100m/ Long: 3-10 years	Scope 1&2 carbon emissions	Net zero emissions across all operations by 2030

Opportunities	Scenario	How the opportunity is managed	Potential profit impact/ timeframe	Metrics	Targets

At COP26 in November 2021, more than 50 countries around the world committed to provide low carbon healthcare systems. This could lead to increasing demand for low carbon vaccines and medicines.	BAU and low carbon
We are reducing our own scope 1 & 2 carbon emissions which in turn reduces the scope 3 footprint of our customers and suppliers.

We have started a new
Eco-design
programme to reduce the impacts of all our products and packaging.

GSK have certified and published the carbon footprints of our portfolio of respiratory inhalers and have launched our first carbon neutral inhaler in the UK. This enables healthcare providers and patients make informed choices.

We have started an R&D programme to find a lower-impact propellant that could reduce emissions from our metered dose inhalers by about 90%.
			Low: <£100m/ Long: 3-10 years	Scope 1, 2 and 3 carbon emissions Total waste and non-circular waste
Net zero emissions across our full value chain by 2030

Zero operational waste, including eliminating single-use plastics by 2030

25% environmental impact reduction for our products and packaging by 2030

10% waste reduction from supply chain by 2030

GSK Annual Report 2021

Risk management
continued

Metrics and targets
Our commitment is to have a net zero impact on climate and a net positive impact on nature by 2030, across our value chain. Additional details on the targets and carbon reduction glidepath that contribute to these goals are available on gsk.com. The Science Based Targets Initiative has validated that our near-term carbon targets align to a 1.5°C pathway. We are delivering these goals by acting on priority impact areas and working with stakeholders across our value chain including our suppliers and customers. We are also working with external partners such as the World Business Council for Sustainable Development and the UN Water Resilience Coalition.
Details on the progress we are making towards achieving our climate targets can be found on page 39. Additional background on our climate and also our nature targets, the progress we are making and the approaches we are adopting to meet these targets can be found in the ESG performance report, and in our public responses to the CDP Climate, Water and Forest questionnaires.
From 2022, in order to align our approach to climate and nature targets with the remuneration of our Executive Directors and senior executives, we are introducing a 10% ESG target measure initially into both our short-and long-term remuneration incentive plans. This will include setting and measuring shortand long-term performance of these participants against our Nature Net Positive and Climate Net Zero ambitions. For further details please see our Remuneration report on pages 119 to 152.

Energy and carbon emissions
Carbon emissions
1,2

Carbon emissions ‘000 tonnes CO 2 e	2021	2020	2019
Scope 1 emissions (from energy)	393	415	416
Scope 1 emissions (other 3 )	288	349	382
Scope 2 emissions (market-based)	159	227	518
Scope 3 emissions 4	Available in 2022 report	13,427	14,260
UK Scope 1 & 2 emissions	130	141	195

Energy	2021	2020	2019
Scope 1 and 2 emissions from energy/sales revenue (tonnes CO 2 e/£m)	15.1	18.8	27.7
Scope 1 and 2 emissions from energy/FTE (tonnes CO 2 e/FTE)	6.1	6.8	9.4
Total energy used (GWh)	3,596	3,858	4,079
UK energy used (GWh)	850	945	975

1
Carbon emissions are calculated according to the Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard (revised edition). GSK uses market-based Scope 2 emissions for reporting purposes and reports Scope 3 emissions across all 15 categories in our ESG Performance Report. We ask external assurance providers, DNV, to provide limited assurance to ISAE 3000 for energy, Scope 1, 2 and selected Scope 3 carbon emission data. Methodologies for reporting and measurements are provided in our ESG Performance Report, on the KPI definitions page

2
GSK asks DNV to provide limited assurance to ISAE 3000 for energy, Scope 1, 2 and selected Scope 3 carbon emissions, water, waste and wastewater data. Methodologies for reporting and measurements are provided in our ESG Performance Report, on the KPI definitions pages

3	“Other” refers to emissions from sales force vehicles, propellant emissions released during manufacture of inhalers, on-site waste, or wastewater treatment and refrigerant gas losses

4
We collect and publish scope 3 data across 15 categories. The most recent scope 3 data available is for 2020 as the process of compiling the 2021 data is not yet complete. We will publish this data once it becomes available and it will be included in the 2022 ESG Performance Report

GSK Annual Report 2021

Risk management continued

Viability statement

In accordance with provision 31 of the 2018 revision of the Code, GSK has assessed the prospects of the Group over a longer period than the 12 months required by the ‘Going Concern’ provision. The Directors confirm that they have a reasonable expectation that GSK will continue to operate and meet its liabilities, as they fall due, over the next three years. The Directors’ assessment has been made with reference to GSK’s current position and prospects, our strategy, the Board’s risk appetite and GSK’s principal risks and how these are managed, as detailed on pages 46 to 48 in the strategic report.
The Board reviews our internal controls and risk management policies and approves our governance structure and code of conduct. It also appraises and approves major financing, investment and licensing decisions, and evaluates and monitors the performance and prospects of GSK as a whole. The focus is largely on improving our long-term financial performance through delivery of our company and three business strategies and aligned Innovation, Performance and Trust priorities.
The Board reviews GSK’s strategy and makes significant capital investment decisions over a long-term time horizon, based on a multi-year assessment of return on capital, the performance of the company and three business units, and the market opportunity in the pharmaceutical, vaccines and consumer sectors. This approach is aligned to GSK’s model of achieving balanced growth by investing in high-quality, innovative products for patients, consumers and healthcare providers. However, since many internal and external parameters become increasingly unpredictable over longer time horizons, GSK focuses its detailed, bottom-up
Plan on a three-year cycle. The Plan is reviewed at least annually by the Directors, who approve business forecasts showing expected financial impact. The Directors believe that a three-year assessment period for the Viability statement is most appropriate as it aligns with the Group’s well established business planning processes that balance the long-term nature of investments in the pharmaceutical, vaccines and consumer sectors with an assessment of the period over which analysis of near-term business performance is realistically visible.
The Plan has been stress tested in a series of robust operational and principal risk downside scenarios as part of the Board’s review on risk. These include potential risks associated with the ongoing
COVID-19
pandemic, which have been considered within both the Plan and stress test downside scenarios. The Plan assumes the next several years to be challenging for the healthcare industry with continued uncertainty related to the impact of the
COVID-19
pandemic on adult vaccinations and continued pressure on pricing of pharmaceuticals. GSK assumes no premature loss of exclusivity for key products over the period. GSK also expects volume demand for its products to increase, particularly for
Shingrix
, as healthcare systems are expected to return to normal following disruption from governments’ prioritisation of
COVID-19
vaccination programmes and ongoing measures to contain the pandemic.
The downside scenarios consider GSK’s cash flows, sustainability of dividends, funding strategy, insurance provision and recovery as well as other key financial ratios over the period. These metrics have been subject to sensitivity analysis, which involves flexing a number of the main assumptions underlying the forecasts both individually and in combination, along with mitigating actions that could realistically be taken to avoid or reduce the impact or occurrence of the underlying risk.
The future separation of the Consumer Healthcare Joint Venture with Pfizer, if approved by the Board and shareholders, is likely to occur within the period covered by the viability assessment. The Directors have therefore considered the ability of the Group to continue in its current form (ie the scenario in which the demerger does not proceed) for the three-year period ending 31 December 2024 as well as the viability of new GSK if the demerger proceeds as planned.
The following hypothetical downside scenarios have been evaluated:
Scenario 1:
Business performance risks. These include key performance risks, including lower sales from new products; greater adverse impact from generic competition and other competitive launches to other GSK products; as well as possible supply and manufacturing challenges.
Scenario 2:
External and macroeconomic risks. This scenario reflects incremental risks to the business driven by outside factors, such as more intense competition, increased pricing pressure in both the US and Europe as well as the potential impact of material negative changes in the macro-economic and healthcare environment.
Scenario 3:
Principal risks. This scenario includes a severe assessment of the potential loss impact from the principal risks related to patient safety, product quality, supply chain continuity and environmental sustainability as well as anti-bribery and corruption and any consequent regulatory actions or fines, all of which could fundamentally threaten our operations. These risks are managed through mitigating activities described on pages 275 to 287.
Scenario 4:
Put option exercise. This scenario evaluates the additional funding requirements assuming the earliest potential exercise of the outstanding put option held by our partner in the HIV business.
Scenario 5:
Demerger of the Consumer Healthcare Joint Venture (CH). The final scenario focuses on the impact of the CH demerger in early Q3 2022 as well as the downside assessment of scenarios 1 to 4 applied to new GSK’s cash flows.
The three-year review also makes certain assumptions about the normal level of capital recycling likely to occur and considers whether additional financing facilities will be required and the respective level of funding flexibility and headroom.
The results of this stress testing show that certain combinations of these hypothetical scenarios could increase funding demands on GSK and require mitigating changes to the Group’s funding strategy. However, in light of the liquidity available to the Group and based on this analysis, the Directors have a reasonable expectation that, even under these most severe stress tests, the Group with or without demerger will be able to continue in operation and meet its liabilities as they fall due over the three-year period of assessment.

GSK Annual Report 2021

Risk management
continued

Risks associated with
COVID-19

The potential impact of the
COVID-19
pandemic on GSK’s trading performance and all our principal risks has been assessed with mitigation plans put in place. In 2021, as anticipated, the pandemic impacted Group performance primarily in demand for vaccines and reflected the prioritisation of
COVID-19
vaccination programmes by governments, including social distancing rules resulting from
COVID-19
that affected customers’ ability and willingness to access vaccination services across all regions.
We continue to remain confident in the underlying demand for our vaccines and are encouraged by the rate at which
COVID-19
vaccinations and boosters are being administered in many countries, which provides support for healthcare systems and the eventual return to normal. This continues to be a dynamic situation, with the future severity, duration and impact unknown at this point including potential impacts on trading results, clinical trials, supply continuity, and our employees. The situation could change at any time and there can be no assurance that the
COVID-19
pandemic will not have a material adverse impact on the future results of the Group.

Non-financial
information statement
The following aligns to the
non-financial
reporting requirements contained in sections 414CA and 414CB of the Companies Act 2006.

Description of the business model

The value we create	01
Social matters

Global health	35

Health security	35

Affordability and availability	36
Employees

Employee engagement	37

Diversity	37

Wellbeing and development	37

Gender pay gap	37

Ethics and values	38

Board diversity	83

Human rights

Ethics and values	38

Data and engagement	39

Third parties	38
Anti-corruption and bribery

Ethics and values	38

Reporting and investigating concerns	38

Anti-bribery and corruption	47
Environmental matters

Carbon, water and waste	39

Climate-related financial disclosure	49

Policy, due diligence and outcomes

Summary of our principal risks	47

Principal risks and uncertainties	275

Viability statement	53

Audit & Risk Committee report	111
Non-financial key performance indicators

Key performance indicators	12
Our policies

All of our public policies, codes and standards are available on gsk.com

Employees by gender

	Male	Female	Total
Board	8	5	13
Management*	10,148	9,553	19,701
All employees	47,751	42,345	90,096

*	Senior managers as defined in the Companies Act 2006 (Strategic Report and Directors’ Report) Regulations 2013

GSK Annual Report 2021

GSK Annual Report 2021

Group financial review

Reporting framework

Total and Adjusted results
The Group financial review discusses the operating and financial performance of the Group, its cash flows and financial position and our resources. The results for each year are compared primarily with the results of the preceding year.
Total results
Total reported results represent the Group’s overall performance.
GSK also uses a number of adjusted,
non-IFRS,
measures to report the performance of its business. Adjusted results and other non-IFRS
measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Adjusted results are defined below and other non-IFRS
measures are defined on page 59
.
GSK believes that Adjusted results, when considered together with Total results, provide investors, analysts and other stakeholders with helpful complementary information to understand better the financial performance and position of the Group from period to period, and allow the Group’s performance to be more easily compared against the majority of its peer companies. These measures are also used by management for planning and reporting purposes. They may not be directly comparable with similarly described measures used by other companies.
GSK encourages investors and analysts not to rely on any single financial measure but to review GSK’s Annual Reports, including the financial statements and notes, in their entirety.
Adjusted results
Adjusted results exclude the following items from Total results, together with the tax effects of all of these items:

–	amortisation of intangible assets (excluding computer software and capitalised development costs)

–	impairment of intangible assets (excluding computer software) and goodwill

–
Major restructuring costs, which include impairments of tangible assets and computer software, (under specific Board approved programmes that are structural, of a significant scale and where the costs of individual or related projects exceed £25 million) including integration costs following material acquisitions

–	transaction-related accounting or other adjustments related to significant acquisitions

–
proceeds and costs of disposals of associates, products and businesses; significant settlement income; significant legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations; other operating income other than royalty income, and other items including the impact of the revaluation of deferred tax assets and liabilities following enactment of the increase in the headline rate of UK corporation tax from 19% to 25% (effective 2023)

–	separation costs include costs to establish Consumer Healthcare as an independent business, as well as admission listing and demerger costs
Costs for all other ordinary course smaller scale restructuring and legal charges and expenses are retained within both Total and Adjusted results.
As Adjusted results include the benefits of Major restructuring programmes but exclude significant costs (such as amortisation of intangible assets except for computer software and capitalised development costs, significant legal, major restructuring and transaction items), they should not be regarded as a complete picture of the Group’s financial performance, which is presented in its Total results. The exclusion of other Adjusting items may result in Adjusted earnings being materially higher or lower than Total earnings. In particular, when significant impairments, restructuring charges and legal costs are excluded, Adjusted earnings will be higher than Total earnings.
GSK is undertaking a number of Major restructuring programmes in response to significant changes in the Group’s trading environment or overall strategy, or following material acquisitions. Costs, both cash and non-cash,
of these programmes are provided for as individual elements are approved and meet the accounting recognition criteria. As a result, charges may be incurred over a number of years following the initiation of a Major restructuring programme.
Significant legal charges and expenses are those arising from the settlement of litigation or government investigations that are not in the normal course and are materially larger than more regularly occurring individual matters. They also include certain major legacy matters.
Reconciliations between Total and Adjusted results, providing further information on the key Adjusting items for 2020 and 2021 are set out on page 70 and for the five years to 2021 are set out on pages 263 to 268.
GSK provides earnings guidance to the investor community on the basis of Adjusted results. This is in line with peer companies and expectations of the investor community, supporting easier comparison of the Group’s performance with its peers. GSK is not able to give guidance for Total results as it cannot reliably forecast certain material elements of the Total results, particularly the future fair value movements on contingent consideration and put options that can and have given rise to significant adjustments driven by external factors such as currency and other movements in capital markets.

GSK Annual Report 2021

Group financial review
continued
Reporting framework
continued

Historical record of Adjusting items

The reconciliations between Total and Adjusted operating profit over the last five years can be summarised as follows:

	2021	2020	2019	2018	2017
	£m	£m	£m	£m	£m

Total operating profit	6,201	7,783	6,961	5,483	4,087

Intangible asset amortisation	802	775	777	580	591

Intangible asset impairment	322	263	83	116	688

Major restructuring	626	1,532	1,105	809	1,056

Transaction-related items	1,159	1,308	345	1,977	1,599

Divestments, significant legal and other items	(618)	(2,823)	(299)	(220)	(119)

Separation costs	314	68	–	–	–

US tax reform	–	–	–	–	666

Adjusted operating profit	8,806	8,906	8,972	8,745	8,568
The analysis of the impact of transaction-related items on operating profit for each of the last five years is as follows:

	2021	2020	2019	2018	2017
	£m	£m	£m	£m	£m

Novartis Consumer Healthcare Joint Venture put option	–	–	–	658	986

Contingent consideration on former Shionogi-ViiV Healthcare JV (including Shionogi preferential dividends)	1,026	1,114	31	1,188	556

ViiV Healthcare put options and Pfizer preferential dividends	48	(52)	(234)	(58)	(126)

Contingent consideration on former Novartis Vaccines business	27	172	76	58	101

Release of fair value uplift on acquired Pfizer inventory	–	91	366	–	–

Other adjustments	58	(17)	106	131	82

Transaction-related items	1,159	1,308	345	1,977	1,599
Full reconciliations between Total and Adjusted results for 2017–2021 are set out on pages 266 to 268. Further explanations on the Adjusting items for 2021 are reported on page 70.

Non-controlling
interests in ViiV Healthcare
Trading profit allocations
Because ViiV Healthcare is a subsidiary of the Group, 100% of its operating results (turnover, operating profit, profit after tax) are included within the Group income statement and then a portion of the earnings is allocated to the non-controlling
interests owned by the other shareholders, in line with their respective equity shareholdings (Pfizer 11.7% and Shionogi 10%). Each of the shareholders, including GSK, is also entitled to preferential dividends determined by the performance of certain products that each shareholder contributed. As the relative performance of these products changes over time, the proportion of the overall earnings allocated to each shareholder also changes. In particular, the increasing proportion of sales of dolutegravir and cabotegravir-containing products has a favourable impact on the proportion of the preferential dividends that is allocated to GSK. Adjusting items are allocated to shareholders based on their equity interests. GSK was entitled to approximately 86% of the Total earnings and 83% of the Adjusted earnings of ViiV Healthcare for 2021.
Remeasurements of the liabilities for the preferential dividends allocated to Pfizer and Shionogi are included within other operating income/(expense).
Acquisition-related arrangements
As consideration for the acquisition of Shionogi’s interest in the former Shionogi-ViiV Healthcare joint venture in 2012, Shionogi received the 10% equity stake in ViiV Healthcare and ViiV Healthcare also agreed to pay additional future cash consideration to Shionogi, contingent on the future sales performance of the products being developed by that joint venture, dolutegravir and cabotegravir. Under IFRS 3 `Business combinations’, GSK was required to provide for the estimated fair value of this contingent consideration at the time of acquisition and is required to update the liability to the latest estimate of fair value at each subsequent period end. The liability for the contingent consideration recognised in the balance sheet at the date of acquisition was £659 million. Subsequent re-measurements
are reflected within other operating income/(expense) and within Adjusting items in the income statement in each period.
Cash payments to settle the contingent consideration are made to Shionogi by ViiV Healthcare each quarter, based on the actual sales performance and other income of the relevant products in the previous quarter. These payments reduce the balance sheet liability and hence are not recorded in the income statement. The cash payments made to Shionogi by ViiV Healthcare in 2021 were £826 million.
Because the liability is required to be recorded at the fair value of estimated future payments, there is a significant timing difference between the charges that are recorded in the Total income statement to reflect movements in the fair value of the liability and the actual cash payments made to settle the liability.

GSK Annual Report 2021

Group financial review
continued
Reporting framework
continued

The cash payments are reflected in the cash flow statement partly in operating cash flows and partly within investing activities. The tax relief on these payments is reflected in the Group’s Adjusting items as part of the tax charge. The part of each payment relating to the original estimate of the fair value of the contingent consideration on the acquisition of the Shionogi-ViiV Healthcare joint venture in 2012 of £659 million is reported within investing activities in the cash flow statement and the part of each payment relating to the increase in the liability since the acquisition is reported within operating cash flows.
Movements in contingent consideration payable to Shionogi were as follows:

	2021	2020
	£m	£m

Contingent consideration at beginning of the year	5,359	5,103

Remeasurement through income statement	1,026	1,114

Cash payments: operating cash flows	(721)	(751)

Cash payments: investing activities	(105)	(107)

Contingent consideration at end of the year	5,559	5,359
Of the contingent consideration payable (on a
post-tax
basis) to Shionogi at 31 December 2021, £937 million (31 December 2020 – £745 million) is expected to be paid within one year.
Exit rights
Pfizer may request an IPO of ViiV Healthcare at any time and if either GSK does not consent to such IPO or an offering is not completed within nine months, Pfizer could require GSK to acquire its shareholding. Under the original agreements, GSK had the unconditional right, so long as it made no subsequent distribution to its shareholders, to withhold its consent to the exercise of the Pfizer put option and, as a result, in accordance with IFRS, GSK did not recognise a liability for the put option on its balance sheet. However, during Q1 2016, GSK notified Pfizer that it had irrevocably given up this right and accordingly recognised the liability for the put option on the Group’s balance sheet during Q1 2016 at an initial value of £1,070 million. Consistent with this revised treatment, at the end of Q1 2016 GSK also recognised liabilities for the future preferential dividends anticipated to become payable to Pfizer and Shionogi on the Group’s balance sheet.
The closing balances of the liabilities related to Pfizer’s shareholding are as follows:

	2021	2020
	£m	£m

Pfizer put option	1,008	960

Pfizer preferential dividend	–	1
Under the original agreements, Shionogi could also have requested GSK to acquire its shareholding in ViiV Healthcare in six-month
windows commencing in 2017, 2020 and 2022. GSK had the unconditional right, so long as it made no subsequent distribution to its shareholders, to withhold its consent to the exercise of the Shionogi put option and, as a result, GSK did not recognise a liability for the put option on its balance sheet.
However, during Q1 2016, GSK notified Shionogi that it had irrevocably given up this right and accordingly recognised the liability for the put option on the Group’s balance sheet during Q1 2016 at an initial value of £926 million. In Q4 2016, Shionogi irrevocably agreed to waive its put option and as a result GSK de-recognised
the liability for this put option on the Group’s balance sheet directly to equity. The value of the liability was £1,244 million when it was de-recognised.
GSK also has a call option over Shionogi’s shareholding in ViiV Healthcare, which under the original agreements was exercisable in six-month
windows commencing in 2027, 2030 and 2032. GSK has now irrevocably agreed to waive the first two exercise windows, but the last six-month
window in 2032 remains. As this call option is at fair value, it has no value for accounting purposes.
Settlement with Gilead Sciences Inc. (Gilead)
On 1 February 2022, ViiV Healthcare reached agreement with Gilead to settle the global patent infringement litigation relating to the commercialisation of Gilead’s Biktarvy. Under the terms of the global settlement and licensing agreement, Gilead made an upfront payment of $1.25 billion to ViiV Healthcare which was received on 15 February 2022. In addition, Gilead will also pay a 3% royalty on all future US sales of Biktarvy and in respect of the bictegravir component of any other future bictegravir-containing products sold in the US. These royalties will be payable by Gilead to ViiV Healthcare from 1 February 2022 until the expiry of ViiV Healthcare’s US Patent No. 8,129,385 on 5 October 2027. Gilead’s obligation to pay royalties does not extend into any period of regulatory paediatric exclusivity, if awarded. The settlement resulted in a remeasurement of the existing liabilities for contingent consideration and the Pfizer put option at the 2021 year end.
The impact of the settlement with Gilead on the contingent consideration liability (CCL) is to increase it by £288 million, on a post-tax
basis in Q4 2021 due to the obligation ViiV Healthcare has to pay future cash consideration to Shionogi for its share of the upfront and of the future US sales performance of Biktarvy and products containing bictegravir. Including the impact of the settlement at 31 December 2021, the liability which is discounted at 8% stood at £5,559 million, on a post-tax
basis.
Pfizer has the right to require GSK to acquire its shareholding in ViiV Healthcare in certain circumstances at any time. A put option liability is therefore recorded on the Group’s balance sheet as a current liability. It is measured on the gross redemption basis derived from an internal valuation of the ViiV Healthcare business.
The impact of the settlement on the Pfizer put option liability is an increase of £114 million and is included in the remeasurement at 31 December 2021.
See page 251 for an explanation of the post balance sheet event impact.

   GSK Annual Report 2021

Group financial review
continued
Reporting framework
continued

Free cash flow
Free cash flow is defined as the net cash inflow from operating activities less capital expenditure on property, plant and equipment and intangible assets, contingent consideration payments, net finance costs, and dividends paid to non-controlling
interests plus proceeds from the sale of property, plant and equipment and intangible assets, and dividends received from joint ventures and associates. It is used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies. Free cash flow growth is calculated on a reported basis. A reconciliation of net cash inflow from operations to free cash flow is set out on page 73.
CER and AER growth
In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period. CER% represents growth at constant exchange rates. £% or AER% represents growth at actual exchange rates.
Return on capital employed
Return on capital employed is calculated as total profit before taxation as a percentage of average net assets over the year.
Net debt
Please see Note 29 ‘Net Debt’ for the calculation of net debt.
2 year Compound Annual Growth Rate
CAGR is defined as the compound annual growth rate and shows the annualised average rate of pro-forma
revenue growth between two given years, assuming growth takes place at an exponentially compounded rate. For Consumer Healthcare, the 2 year revenue CAGR has been presented showing the annualised average rate of pro-forma
revenue growth between 2019 and 2021.
COVID-19
solutions
COVID-19
solutions include the sales of pandemic adjuvant and other
COVID-19
solutions including vaccine manufacturing and
Xevudy
and the associated costs but does not include reinvestment in R&D. This categorisation is used by management and we believe is helpful to investors through providing clarity on the results of the Group by showing the contribution to growth from
COVID-19
solutions.
General Medicines
General medicines are usually prescribed in the primary care or community settings by general healthcare practitioners. For GSK, this includes medicines in inhaled respiratory, dermatology, antibiotics and other diseases.
Specialty Medicines
Specialty medicines are typically prescription medicines used to treat complex or rare chronic conditions. For GSK, this comprises medicines in infectious diseases, HIV, oncology, immunology and respiratory.

GSK Annual Report 2021

Group financial review
continued

Our approach to tax

Business makes a major contribution to the public purse through its tax contribution. This includes direct taxes (such as corporate income tax) and indirect taxes (such as VAT and customs duties) as well as other taxes (such as employment taxes and property taxes). It is therefore important that companies explain their approach to tax. This helps inform dialogue about tax and tax policy.
We are supportive of efforts to ensure companies are appropriately transparent about how their tax affairs are managed. As part of that, our Tax Strategy is set out in detail within the Public policies section of our website. We support the exchange of country-by-country
reporting (CBCR) data between tax authorities as, validated against existing information held on taxpayers, it will support their ability to ensure multinational groups pay the right amount of tax in the right places.
As a global healthcare company, we have a substantial business and employment presence in many countries around the world and pay a significant amount of tax. This includes corporate income tax and other business taxes, and tax associated with our employees. We also collect a significant amount of tax on behalf of governments along our supply chain, including from our employees.
We are subject to taxation throughout our supply chain. The worldwide nature of our operations means that our cross-border supply routes, necessary to ensure supplies of medicines into numerous countries, can result in conflicting claims from tax authorities as to the profits to be taxed in individual countries. This can lead to double taxation (with profits taxed in more than one country).
Profits are recognised in territories by reference to the activities performed there and the value they generate. To ensure the profits recognised in jurisdictions are aligned to the activity undertaken there, and in line with current OECD guidelines, we base our transfer pricing policy on the arm’s length principle and support our transfer prices with economic analysis and reports. We do not engage in artificial tax arrangements – those without business or commercial substance.
We do not seek to avoid tax by the use of ‘tax havens’ or transactions we would not fully disclose to a tax authority. We have a zero-tolerance
approach to tax evasion and the facilitation of tax evasion.
Tax risk in all countries in which we operate is managed through robust internal policies, processes, training and compliance programmes. Our Board of Directors and the Audit & Risk Committee are responsible for approving our tax policies and risk management arrangements as part of our wider internal control framework.
We seek to maintain open and constructive relationships with tax authorities worldwide, meeting regularly to discuss our tax affairs and real time business updates wherever possible.
We also monitor government debate on tax policy in our key jurisdictions so that we can understand and share an informed point of view regarding any potential future changes in tax law. Where relevant, we provide pragmatic and constructive business input to tax policy makers either directly or through industry trade bodies, advocating reform to support economic growth and job creation as well as the needs of our patients and other key stakeholders.
In 2021, the Group corporate tax charge was £346 million (2020 – £580 million) on profits before tax of £5,442 million (2020 – £6,968 million) representing an effective tax rate of 6.4% (2020 – 8.3%). We made cash tax payments of £1,291 million in the year (2020 – £1,655 million). In addition to the taxes we pay on our profits, we pay duties, levies, transactional and employment taxes.
Our Adjusted tax rate for 2021 was 17.5% (2020 – 16.0%). The rate has benefited from the closure of open issues with tax authorities in various jurisdictions. Following separation of the Consumer business and subject to any material changes in our product mix, or other material changes in tax regulations or laws in the countries in which we operate, the Group’s average effective Adjusted tax rate in the medium term is expected to be around 16%.
The Group’s Total tax rate for 2021 of 6.4% (2020 – 8.3%) was lower than the Adjusted tax rate mainly due to enactment of an increase in the UK corporate income tax rate from 19% to 25% resulting in an increase in the value of balance sheet tax assets. Due to the magnitude, GSK has reported this credit as an Adjusting item in 2021 so that it does not obscure the key trends in the Group’s performance for the period.
The OECD and the EU continue to develop new policies which will not only lead to a substantially increased tax compliance burden but may, in the case of the OECD’s project to ‘Address the Tax Challenges of Digitalisation’, fundamentally change the international corporate tax landscape and therefore the tax profiles of multinational companies, including GSK, by: (i) reallocating countries’ taxing rights for the largest and most profitable multinationals; and (ii) set a new minimum global corporate tax rate of 15%.
This project achieved political consensus during 2021, with a plan for effective implementation in 2023. However, the detailed rules are still under discussion and it is not therefore possible to accurately forecast the impact for GSK at this stage.
Further details about our corporate tax charges for the year are set out in Note 14.

   GSK Annual Report 2021

Group financial review
continued

Financial performance
Group turnover (£bn)

£34.1bn	AER growth 0%	CER growth 5%

Total operating profit (£bn)

£6.2bn	AER growth (20)%	CER growth (9)%

Adjusted operating profit (£bn)

£8.8bn	AER growth (1)%	CER growth 9%

GSK uses a number of adjusted,
non-IFRS,
measures to report the performance of its business. Adjusted results and other non-IFRS
measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Adjusted results and other non-IFRS
measures are defined on pages 56 and 59.

The Total results of the Group are set out below.

		2021		2020		Growth

	£m	% of turnover	£m	% of turnover	£%	CER%

Turnover	34,114	100	34,099	100	–	5

Cost of sales	(11,603)	(34.0)	(11,704)	(34.3)	(1)	2

Selling, general and administration	(10,975)	(32.1)	(11,456)	(33.6)	(4)	–

Research and development	(5,278)	(15.5)	(5,098)	(15.0)	4	7

Royalty income	419	1.2	318	0.9	32	32

Other operating (expenses)/income	(476)	(1.4)	1,624	4.8

Operating profit	6,201	18.2	7,783	22.8	(20)	(9)

Net finance costs	(756)		(848)

Share of after-tax profits of associates and joint ventures	33		33

Loss on disposal of interest in associates	(36)		–

Profit before taxation	5,442		6,968		(22)	(10)

Taxation	(346)		(580)

Profit after taxation for the year	5,096		6,388		(20)	(9)

Profit attributable to shareholders	4,385		5,749

Earnings per share (p)	87.6p		115.5		(24)	(13)

Earnings per ADS (US$)	2.42		2.98
The Adjusted results for the Group are set out below. Reconciliations between Total results and Adjusted results for 2021 and 2020 are set out on page 70.

		2021		2020		Growth

	£m	% of turnover	£m	% of turnover	£%	CER%

Turnover	34,114	100	34,099	100	–	5

Cost of sales	(10,726)	(31.4)	(10,191)	(29.9)	5	8

Selling, general and administration	(10,225)	(30.0)	(10,717)	(31.4)	(5)	(1)

Research and development	(4,776)	(14.0)	(4,603)	(13.5)	4	8

Royalty income	419	1.2	318	0.9	32	32

Adjusted operating profit	8,806	25.8	8,906	26.1	(1)	9

Adjusted profit attributable to shareholders	5,665		5,769		(2)	9

Adjusted earnings per share (p)	113.2p		115.9		(2)	9

GSK Annual Report 2021

Group financial review
continued
Financial performance
continued

Group turnover
Group turnover by business

	2021 £m	2020 £m	Growth £%	Growth CER%

Pharmaceuticals	17,729	17,056	4	10

Vaccines	6,778	6,982	(3)	2

Consumer Healthcare	9,607	10,033	(4)	–

	34,114	34,071	–	5

Corporate and other unallocated turnover	–	28

	34,114	34,099	–	5
Group turnover by geographic region

	2021 £m	2020 £m	Growth £%	Growth CER%

US	15,093	14,556	4	10

Europe	7,838	8,164	(4)	(2)

International	11,183	11,379	(2)	4

	34,114	34,099	–	5
Group turnover was £34,114 million in the year, stable at AER but up 5% CER. Sales of
COVID-19
solutions contributed approximately 4 percentage points to growth in the year.

Pharmaceuticals
Turnover (£bn)

£17.7bn 52% of Group turnover	AER growth 4%	CER growth 10%

Pharmaceuticals turnover

	2021 £m	2020 (revised*) £m	Growth £%	Growth CER%

Respiratory	2,863	2,360	21	28

HIV	4,777	4,876	(2)	3

Immuno-inflammation	885	727	22	29

Oncology	489	372	31	37

Pandemic	958	–	–	–

New and Specialty	9,972	8,335	20	26

Established Pharmaceuticals	7,757	8,721	(11)	(6)

	17,729	17,056	4	10

*
GSK has reviewed the presentation of its pharmaceuticals products and from 1 January 2021 has moved sales of
Arnuity Ellipta, Incruse Ellipta and Relvar/Breo Ellipta
from the Respiratory therapeutic area to the Established Pharmaceuticals therapeutic area. Comparative information has been revised onto a consistent basis.

Pharmaceuticals
Pharmaceuticals turnover in the year was £17,729 million, up
4% AER, 10% CER. Sales of
Xevudy
, the monoclonal antibody treatment for
COVID-19
of £958 million contributed approximately 6 percentage points to Pharmaceuticals growth.
HIV sales were down 2% AER but up 3% CER, to £4,777 million, with growth in
Dovato
and
Juluca
partly offset by
Tivicay
and
Triumeq
. Respiratory sales were up 21% AER, 28% CER, to £2,863 million, on growth of
Trelegy
and
Nucala
. Oncology and
Immuno-inflammation
therapy areas each continued to show strong double-digit sales growth. Sales of Established Pharmaceuticals decreased 11% AER, 6% CER to £7,757 million.
In the US, sales grew 13% AER, 21% CER including sales of
Xevudy
, which contributed approximately 9 percentage points to total growth. Continued strong performance of
Trelegy
,
Nucala
,
Benlysta
and
Dovato
also drove growth of New and Specialty products in the Region. Established Products were stable at AER but grew 6% CER, reflecting strong demand for Established Respiratory products in the
COVID-19
environment and certain supply challenges faced by generic competitor products, plus the benefit of favourable prior period RAR adjustments.
In Europe, sales decreased 4% AER, 2% CER, with decreases in the Established Pharmaceuticals portfolio, impacted by generic competition including
Seretide
,
Duodart
and
Volibris
, lower antibiotic demand, and the divestment of cephalosporin products at the start of the fourth quarter. The decrease was partly offset by strong growth of
Trelegy
,
Benlysta
and Oncology products, and of
Dovato
which more than doubled in the year. Sales of
Xevudy
totalling £69 million also contributed approximately 2 percentage points to total growth.
International sales decreased 3% AER but grew 4% CER. Decreases in Established Pharmaceuticals reflected the impact of
COVID-19
suppressed antibiotics markets and increased generic competition in the first half of the year. This was offset by strong growth in Respiratory,
Dovato
,
Tivicay
tenders, and sales of
Xevudy
, which added approximately 6 percentage points to International total growth.

   GSK Annual Report 2021

Group financial review
continued
Financial performance
continued

Respiratory
Total Respiratory sales were up 21% AER, 28% CER, with sales of
Trelegy
and
Nucala
each exceeding £1 billion per year for the first time. International Respiratory sales grew 33% AER, 42% CER including
Nucala
up 23% AER, 34% CER, and
Trelegy
up 81% AER, 92% CER including the impact of the
Trelegy
asthma launch in Japan in Q4 2020. In Europe, Respiratory grew 11% AER, 13% CER with double digit CER growth of
Trelegy
and
Nucala
. In the US, Respiratory grew 23% AER, 30% CER, driven by continued strong performance of
Trelegy
and Nucala.
Sales of
Nucala
were £1,142 million in the year and grew 15% AER, 22% CER, with consistent, strong growth across all three regions. US sales were up 15% AER, 23% CER to £690 million and International sales of £195 million grew 23% AER, 34% CER. Europe sales of £257 million grew 8% AER, 11% CER.
Trelegy
sales were up 49% AER, 57% CER to £1,217 million driven by growth in all regions. In the US, sales continue to grow strongly including benefit of the asthma indication approved and launched in Q3 2020, with sales up 52% AER, 62% CER. In Europe, sales grew 19% AER, 21% CER and in International, where
Trelegy
for asthma was approved in Japan in Q4 2020, sales grew 81% AER, 92% CER to £163 million.
HIV
HIV sales were £4,777 million a decrease of 2% AER but growth of 3% CER for the year.
Triumeq
sales were £1,882 million, down 18% AER, 14% CER and
Tivicay
sales were £1,381 million, down 10% AER, 4% CER. The mature portfolio resulted in less than 1 percentage point of CER sales decrease.
New HIV products
Juluca, Dovato, Rukobia
and
Cabenuva
delivered sales of £1,387 million representing 29% of the total HIV portfolio (18% in 2020). Sales of the two drug regimens
Juluca
and
Dovato
were £517 million and £787 million, respectively, with combined growth of 50% AER, 58% CER.
Rukobia
sales were £45 million.
Cabenuva
, the first long acting injectable, recorded £38 million of sales for the full year.
In the US, total sales were £2,898 million with a decrease of
4% AER, but growth of 3% CER. New HIV products delivered sales of £896 million, including:
Dovato
£428 million with growth of 87% AER, 99% CER,
Juluca
£393 million with growth of 2% AER, 8% CER,
Rukobia
£43 million and
Cabenuva
£32 million. Combined Tivicay and
Triumeq
sales were £1,953 million declining 16% AER, 11% CER. In Europe, total sales were £1,194 million with a decrease of 2% AER, but growth of 1% CER.
New HIV products delivered sales of £420 million, including: Dovato sales of £302 million, which more than doubled at AER and CER, and
Juluca
£111 million with growth of 14% AER, 18% CER. Combined
Tivicay
and
Triumeq
sales were £738 million declining 21% AER, 19% CER. International continued to grow strongly with total sales of £685 million, with growth of 4% AER, 11% CER, driven by the
Tivicay
tender business and new HIV products.
Immuno-inflammation
Immuno-inflammation sales of £885 million grew 22% AER, 29% CER with Benlysta sales up 22% AER, 29% CER to £874 million, benefitting from lupus nephritis launches in US and Japan in H2 2020.
Oncology
Sales of Zejula, the PARP inhibitor treatment for ovarian cancer were £395 million, up 17% AER, 22% CER, impacted by ongoing lower diagnosis rates due to the
COVID-19
pandemic, particularly in the US. Sales included £212 million in the US and £163 million in Europe.
Blenrep
for the treatment of patients with relapsed or refractory multiple myeloma was approved and launched in the US and Europe in Q3 2020, with ongoing launches throughout Europe in 2021. Blenrep sales globally totalled £89 million.
Pandemic sales
Sales of
Xevudy
were £958 million in the year, reflecting the ongoing fulfilment of contracts across the world and most significantly in the US, which reported sales of £602 million. International recorded sales of £287 million and Europe £69 million.
Established Pharmaceuticals
Sales of Established Pharmaceuticals in the year were £7,757 million, down 11% AER, 6% CER.
Established Respiratory products decreased 7% AER, 2% CER to £4,327 million. This includes the impact of generic competition to
Xyzal
in Japan, and to
Advair/Seretide
globally. The decrease was partially offset by approximately 6 percentage points impact on growth of favourable prior period RAR adjustments.
The remainder of the Established Pharmaceuticals portfolio decreased by 16% AER, 11% CER to £3,430 million on lower demand for antibiotics during the
COVID-19
pandemic period, the divestment of GSK’s cephalosporin products at the start of the fourth quarter, and the impact of government mandated changes increasing use of generics in markets including France, Japan and China.

GSK Annual Report 2021

Group financial review
continued
Financial performance
continued

Vaccines
Turnover (£bn)

£6.8bn 20% of Group turnover	AER growth (3)%	CER growth 2%

Vaccines turnover

	2021 £m	2020 £m	Growth £%	Growth CER%

Meningitis	961	1,029	(7)	(2)

Influenza	679	733	(7)	(2)

Shingles	1,721	1,989	(13)	(9)

Established Vaccines	2,970	3,231	(8)	(4)

	6,331	6,982	(9)	(5)

Pandemic Vaccines	447	–	–	–

	6,778	6,982	(3)	2
Vaccines turnover in the year decreased 3% at AER, but grew 2% CER to £6,778 million, primarily driven by pandemic adjuvant sales, partially offset by lower demand for routine adult vaccination due to
COVID-19
vaccination programme deployment and disease circulation across regions, resulting in lower
Shingrix
and Hepatitis vaccines sales. Unfavourable US prior period RAR adjustments reduced overall Vaccines growth by approximately 2 percentage points, particularly in
Fluarix
/
FluLaval
and
Shingrix
where the impact on product growth was a decrease of 7% and a decrease of 2% respectively.
Vaccines turnover excluding pandemic vaccines decreased 9% AER, 5% CER to £6,331 million.
Meningitis
Meningitis sales decreased 7% AER, 2% CER to £961 million driven primarily by unrepeated International tender volumes for other meningitis vaccines.
Bexsero
sales were stable at AER, but grew 5% CER to £650 million, reflecting increased market share in the US.
Menve
o sales were up 3% AER, 9% CER to £272 million, primarily driven by 2020 cohort catch-up
vaccinations and 2021 higher demand, as well as increased market share in the US.

Influenza
Fluarix/FluLaval
sales decreased 7% AER, 2% CER, to £679 million as a result of unfavourable prior period RAR movements in the US, partially offset by higher volume in the US and strong southern hemisphere demand in International.
Shingles
Shingrix
decreased 13% AER, 9% CER to £1,721 million, primarily driven by lower demand in the US and International for routine adult vaccination due to
COVID-19
vaccination programme deployment and disease circulation. In Europe, sales growth was driven by Germany and launches in the UK, Spain and Italy.
Shingrix
was sold in 17 countries, including 9 markets launched during 2021.
Established Vaccines
Hepatitis vaccines sales were down 20% AER, 16% CER to £460 million, adversely impacted by de-prioritisation
of routine US adult vaccination, increased Hepatitis B vaccine competition and unfavourable CDC stockpile movements in the US, and by
COVID-19
related travel restrictions in Europe and International.
Sales of DTPa-containing vaccines (
Infanrix
,
Pediarix
and
Boostrix
) decreased 4% AER but grew 1% CER.
Infanrix
/
Pediarix
sales decreased 14% AER, 9% CER to £543 million, reflecting lower tender volume in Europe and International as well as a change in recommendation for the dosing schedule in Germany, partly offset by increased demand in the US.
Boostrix
sales grew 9% AER, 14% CER to £521 million, largely driven by demand recovery and tender volumes in International, as well as higher demand and share in the US.
Rotarix
sales were down 3% AER but up 1% CER to £541 million, reflecting demand recovery in International.
Synflorix
sales decreased by 11% AER, 8% CER to £357 million, primarily due to lower tender demand in Emerging markets.
MMRV vaccines sales were stable at AER but grew 4% CER to £260 million, largely driven by higher demand in International.
Pandemic Vaccines
Pandemic vaccines sales of £447 million included £444 million of pandemic adjuvant sales to the US and Canadian governments.

GSK Annual Report 2021

Group financial review
continued
Financial performance
continued

Consumer Healthcare
Turnover (£bn)

£9.6bn 28% of Group turnover	AER growth (4)%	CER growth 0%

Consumer Healthcare turnover

	2021 £m	2020 £m	Growth £%	Growth CER%

Oral health	2,732	2,753	(1)	5

Pain relief	2,276	2,219	3	7

Vitamins, minerals and supplements	1,512	1,506	–	4

Respiratory health	1,133	1,209	(6)	(1)

Digestive health and other	1,803	1,824	(1)	4

	9,456	9,511	(1)	4

Brands divested/under review	151	522	(71)	(69)

	9,607	10,033	(4)	–

	2021 £m	2020 £m	Growth £%	Growth CER%

US	3,179	3,408	(7)	(1)

Europe	2,468	2,619	(6)	(3)

International	3,960	4,006	(1)	4

	9,607	10,033	(4)	–
Consumer Healthcare turnover in the year of £9,607 million decreased 4% AER and was stable at CER reflecting dilution from divestments given the completion of the portfolio rationalisation at the end of Q1 2021. On a two-year
CAGR sales excluding brands divested under review grew 4% overall despite the adverse impact of the
COVID-19
pandemic.
Sales excluding brands divested/under review decreased 1% AER but increased 4% CER reflecting the underlying strength of brands across the portfolio and categories and continuing growth in
e-commerce.
Overall, sales benefited from strong growth across all categories excluding Respiratory health which was negatively impacted in Q1 2021 by the historically low cold and flu season. The decrease in cold and flu sales resulted in an approximately 1% drag on full year growth.
International sales excluding brands divested/under review grew high single digit on a CER basis with double digit growth in emerging markets including India, China, the Middle East and Africa. Excluding brands divested/under review, US sales grew low single digits but European sales were stable on a CER basis. Both regions were particularly negatively impacted by the historically low cold and flu season during Q1 2021.
Oral health
Oral health sales decreased 1% AER, but grew 5% CER to £2,732 million.
Sensodyne
delivered high single digit growth reflecting underlying brand strength, continued innovation and strong growth across key markets including the US, China, India and Japan. Gum health also delivered broad based high single digit growth across key markets. Denture care grew low single digits driven partly by a return to growth in Q4 2021.
Pain relief
Pain relief sales increased 3% AER, 7% CER to £2,276 million.
Panadol
, which benefitted from seasonal demand in the last quarter, grew double digits.
Voltaren
grew
mid-single
digits, offsetting the expected short-term decrease in the second half of the year in the US after the introduction of private label competition earlier in 2021.
Excedrin
delivered growth of over 40% versus a prior year decrease reflecting supply improvements.
Vitamins, minerals and supplements
Vitamins, minerals and supplements sales were stable at AER but grew 4% CER to £1,512 million building on the significant (19% CER) growth in 2020.
Centrum
grew
mid-teens
percent driven by successful innovation, improved supply capacity in the US and continued consumer focus on health and wellness.
Caltrate
grew
mid-single
digits and
Emergen
-C
decreased high-single digits reflecting a particularly challenging 2020 comparator due to unprecedented demand during the early stages of the pandemic.
Respiratory health
Respiratory health sales decreased 6% AER, 1% CER to £1,133 million. In Q4 2021, cold and flu sales rebounded strongly and were above 2019 levels in Europe and slightly below 2019 levels in the US. For the full year, cold and flu products were down mid-single
digits as the H2 2021 rebound was insufficient to offset the considerable decrease in the first quarter of 2021 which resulted from historically low demand for cold and flu products, effectively halving the global market in the period. Allergy products grew mid-single
digits.
Digestive health and other
Digestive health and other brands sales decreased 1% AER but grew 4% CER to £1,803 million. Digestive health brands were up high-single digits with particularly strong growth in
Tums and Eno
. Skin health and Smoker’s health brands were up
mid-single
digits, offset partly by a decrease in small,
non-strategic
brands.

GSK Annual Report 2021

Group financial review
continued
Financial performance
continued

Cost of sales

	2021 £m	2020 £m	Growth £%	Growth CER%

Total cost of sales	(11,603)	(11,704)	(1)	2

Adjusted cost of sales	(10,726)	(10,191)	5	8
Total cost of sales as a percentage of turnover was 34.0%, 0.3 percentage points lower at AER and 1.1 percentage points lower in CER terms compared with 2020. This primarily reflected lower write-downs in a number of manufacturing sites and the unwind in 2020 of the fair market value uplift on inventory arising on completion of the Consumer Healthcare Joint Venture with Pfizer.
Excluding these and other Adjusting items, Adjusted cost of sales as a percentage of turnover was 31.4%, 1.6 percentage points higher at AER and 0.8 percentage points higher at CER compared with 2020. This primarily reflected higher pandemic sales (
Xevudy
) as well as higher supply chain costs in Vaccines resulting from lower demand and higher inventory adjustments and higher commodity and freight costs in Consumer Healthcare, partly offset by price benefits in Pharmaceuticals, including the benefit from prior period RAR adjustments, a further contribution from restructuring savings across all three businesses and favourable mix in Vaccines.
Selling, general and administration

	2021 £m	2020 £m	Growth £%	Growth CER%

Total selling, general and administration	(10,975)	(11,456)	(4)	–

Adjusted selling, general and administration	(10,225)	(10,717)	(5)	(1)
Total SG&A costs as a percentage of turnover were 32.2%, 1.4 percentage points lower at AER and 1.8 percentage points lower at CER compared with 2020. This included increased separation costs partly offset by lower restructuring charges.
Excluding Adjusting items, Adjusted SG&A costs as a percentage of turnover were 30.0%, 1.5 percentage points lower at AER than in 2020 and 1.8 percentage points lower on a CER basis. Adjusted SG&A costs decreased 5% AER, 1% CER which reflected the tight control of ongoing costs and reduced variable spending across all three businesses as a result of the
COVID-19
lockdowns, and the continuing benefit of restructuring in Pharmaceuticals, Consumer Healthcare and support functions. The decrease also reflected a favourable legal settlement in 2021 compared to increased legal costs in 2020 as well as one-off
benefits in pensions and insurance which were partly offset by the one-off
benefit from restructuring of post-retirement benefits in 2020. This was partly offset by increased investment behind launches in HIV and Vaccines.
Research and development

	2021 £m	2020 £m	Growth £%	Growth CER%

Total research and development	(5,278)	(5,098)	4	7

Adjusted research and development	(4,776)	(4,603)	4	8
Total R&D expenditure was £5,278 million (15.5% of turnover), up 4% AER, 7% CER, including an increase in impairments partly offset by a decrease in major restructuring charges. Adjusted R&D expenditure was £4,776 million (14.0% of turnover), 4% higher at AER, 8% higher at CER than in 2020.
Pharmaceuticals R&D expenditure was £3,578 million (20.2% of turnover), stable at AER, up 4% CER, primarily driven by increased investment in our Specialty portfolios, including the early stage research projects. Efficiency savings continued from the implementation of the One R&D programme for Pharmaceuticals and Vaccines as part of the Separation preparation restructuring programme.
The growth of the Specialty portfolio in 2021 was primarily driven by our two programmes for
COVID-19
treatment (
Xevudy
and otilimab) along with the other otilimab programme for rheumatoid arthritis, bepirovirsen, our HBV antisense oligonucleotide and depemokimab, our anti-IL5
for asthma. This has been partly offset by reduced spend on daprodustat due to the completion of programmes. In Oncology, there is continued investment reflecting our commitment to synthetic lethality and in
Blenrep
, together with bintrafusp alfa, where we have accelerated
close-out
costs for the programme but this has been largely offset by a reduction in spend on feladilimab following the decision to terminate the programme in April.
R&D expenditure in Vaccines was £887 million (13.1% of turnover), up 29% AER, 34% CER, reflecting increased investment in clinical programmes for meningitis and RSV and investment in our mRNA platform, partly offset by efficiency savings from the implementation of the One Development programme and variable spending as a result of
COVID-19
lockdowns. R&D expenditure in Consumer Healthcare was £249 million.
Royalty income
Royalty income was £419 million (2020 – £318 million), up 32% AER, 32% CER, primarily driven by higher sales of Gardasil.

   GSK Annual Report 2021

Group financial review
continued
Financial performance
continued

Other operating income/(expense)
Net other operating expenses of £476 million (2020 – £1,624 million income) primarily reflected accounting charges of £1,101 million (2020 – £1,234 million) arising from the re-measurement
of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare. This included a re-measurement
charge of £1,026 million (2020 – £1,114 million) for the contingent consideration liability due to Shionogi, as a result of the unwinding of the discount for £380 million and a charge for £646 million primarily from adjustments to sales forecasts and the settlement with Gilead (see page 58). This was partly offset by a number of asset disposals including the disposal of royalty rights on cabozantinib, the disposal of the cephalosporin business and disposal of a number of Consumer Healthcare brands and fair value uplifts on investments. 2020 included the net profit on disposal of Horlicks and other Consumer Healthcare brands of £2,815 million, partly offset by the related loss on sale of the shares in Hindustan Unilever of £476 million.
Operating profit
Total operating profit was £6,201 million compared with £7,783 million in 2020. This primarily reflected an unfavourable comparison to the net profit on disposal in Q2 2020 of Horlicks and other Consumer brands and resultant sale of shares in Hindustan Unilever. This was partly offset by lower major restructuring costs, lower re-measurement
charges on the contingent consideration liabilities and the unwind in 2020 of the fair market value uplift on inventory arising on completion of the Consumer Healthcare Joint Venture with Pfizer.
Excluding these and other Adjusting items, Adjusted operating profit was £8,806 million, 1% lower than 2020 at AER, but 9% higher at CER on a turnover increase of 5% CER. The Adjusted operating margin of 25.8% was 0.3 percentage points lower at AER, 0.9 percentage points higher on a CER basis than in 2020.
The increase in Adjusted operating profit primarily reflected the benefit from incremental pandemic sales (Xevudy and adjuvant) contributing approximately 6% AER, 7% CER to Adjusted Operating profit growth. Adjusted Operating profit also benefited from sales growth in Pharmaceuticals including the benefit from prior period RAR adjustments and tight control of ongoing costs including reduced promotional and variable spending across all three businesses as a result of the
COVID-19
lockdowns, favourable legal settlements compared to increased legal costs in 2020 and benefits from continued restructuring across the business. This was partly offset by lower sales in Vaccines, primarily
Shingrix
, higher supply chain costs in Vaccines and Consumer Healthcare, divestments in Consumer Healthcare and increased investment in R&D across Vaccines and Pharmaceuticals.
Contingent consideration cash payments which are made to Shionogi and other companies reduce the balance sheet liability and hence are not recorded in the income statement.
Total contingent consideration cash payments in 2021 amounted to £856 million (2020 – £885 million). This included cash payments made to Shionogi of £826 million (2020 – £858 million).
Adjusted operating profit by business
Pharmaceuticals operating profit was £4,681 million, up 12% AER, 24% CER on a turnover increase of 10% CER. The operating margin of 26.4% was 1.9 percentage points higher at AER than in 2020 and 3.3 percentage points higher on a CER basis. This primarily reflected price benefits in Pharmaceuticals, including the benefit from a prior period RAR adjustment, reduced supply chain costs, the tight control of ongoing costs, short term benefits to changes in ways of working, a favourable legal settlement in 2021 compared to increased legal costs in 2020 and the continuing benefit of restructuring. This was partly offset by support to launches in HIV and increased investment in R&D.
Vaccines operating profit was £2,256 million, down 17% AER, 11% CER on 2% turnover increase at CER. The operating margin of 33.3% was 5.6 percentage points lower at AER than in 2020 and 4.8 percentage points lower on a CER basis. This was primarily driven by higher supply chain costs resulting from higher inventory adjustments and lower demand, along with higher R&D spend to support key strategic priorities and increased SG&A investment to support business growth, partly offset by higher royalty income and pandemic adjuvant beneficial mix.
Consumer Healthcare operating profit was £2,239 million, up
1% AER, 9% CER on stable turnover at CER. The operating margin of 23.3% was 1.2 percentage points higher at AER and 2.0 percentage points higher on a CER basis than in 2020. This primarily reflected sales growth of continuing brands, price increases and favourable mix, synergy delivery from the Pfizer Joint Venture Integration and tight cost control, partially offset by the impact of divestments (1.2 percentage points), increased advertising and promotion investment, increased commodity and freight costs and investment in manufacturing sites.

GSK Annual Report 2021

Group financial review
continued
Financial performance
continued

Net finance costs

Finance income	2021 £m	2020 £m

Interest and other income	26	39

Fair value movements	2	5

	28	44

Finance expense

Interest expense	(746)	(822)

Unwinding of discounts on provisions	(2)	(3)

Remeasurements and fair value movements	–	(4)

Finance expense on lease liabilities	(31)	(40)

Other finance expense	(5)	(23)

	(784)	(892)
Total net finance costs were £756 million compared with £848 million in 2020. Adjusted net finance costs were £753 million compared with £844 million in 2020. The decrease is primarily as a result of reduced interest expense from lower debt levels, favourable movements in foreign exchange rates, a premium paid on the early repayment and refinancing of bond debt in 2020 and reduced interest on tax partly offset by lower interest income on overseas cash post-closing of the divestment of Horlicks and other Consumer Healthcare nutrition products in India and a number of other countries.
Share of after tax profits of associates and joint ventures
The share of after tax profits of associates and joint ventures was £33 million (2020 – £33 million).
Loss on disposal of interests in associates
The net loss on disposal of interests in associates was £36 million, primarily driven by a loss on disposal of our interest in the associate Innoviva Inc.
Profit before tax
Taking account of net finance costs, the share of profits of associates and loss on disposal of interest in associates, profit before taxation was £5,442 million compared with £6,968 million in 2020.

Taxation

	2021 £m	2020 £m

UK current year charge	132	30

Rest of world current year charge	1,044	1,177

Charge in respect of prior periods	172	66
Total current taxation	1,348	1,273

Total deferred taxation	(1,002)	(693)

Taxation on total profits	346	580
The charge of £346 million represented an effective tax rate on Total results of 6.4% (2020 – 8.3%) and reflected the different tax effects of the various Adjusting items, including a credit of £397 million resulting from the revaluation of deferred tax assets following enactment of an increase in the headline rate of UK corporation tax (effective 1 April 2023). 2020 reflected the disposal of Horlicks and other Consumer brands and the subsequent disposal of shares received in Hindustan Unilever. Tax on Adjusted profit amounted to £1,415 million and represented an effective Adjusted tax rate of 17.5% (2020 –16.0%).
Issues related to taxation are described in Note 14, ‘Taxation’ in the Annual Report 2021. The Group continues to believe it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.
Non-controlling
interests
The allocation of Total earnings to
non-controlling
interests amounted to £711 million (2020 – £639 million). The increase was primarily due to an increased allocation of Consumer Healthcare Joint Venture profits of £460 million (2020 – £374 million) and an increased allocation of ViiV Healthcare profits of £196 million (2020 – £223 million), including reduced credits for re-measurement
of contingent consideration liabilities.
The allocation of Adjusted earnings to
non-controlling
interests amounted to £1,006 million (2020 – £1,031 million). The reduction in allocation primarily reflected a reduced allocation of ViiV Healthcare profits of £438 million (2020 – £474 million), partly offset by higher net profits in some of the Group’s other entities with non-controlling
interests. The allocation of Consumer Healthcare Joint Venture profits was £515 million (2020 – £515 million).
Earnings per share
Total EPS was 87.6p compared with 115.5p in 2020. This primarily reflected an unfavourable comparison to the net profit on disposal in Q2 2020 of Horlicks and other Consumer brands partly offset by the related loss on sale of the shares in Hindustan Unilever, partly offset by a credit of £397 million to Taxation in 2021 resulting from the revaluation of deferred tax assets following enactment of an increase in the headline rate of UK corporation tax (effective 1 April 2023), lower major restructuring costs and lower remeasurement charges on the contingent consideration liabilities.
Adjusted EPS was 113.2p compared with 115.9p in 2020, down 2% AER but up 9% CER, on a 9% CER increase in Adjusted operating profit primarily reflecting incremental pandemic sales, sales increases in Pharmaceuticals, tight cost control and favourable legal settlements and lower interest costs, partly offset by lower sales in Vaccines, primarily Shingrix, higher supply chain costs in Vaccines, increased R&D investment and a higher effective tax rate. The contribution to growth from
COVID-19
solutions was approximately 8% AER, 9% CER.

   GSK Annual Report 2021

Group financial review
continued
Financial performance
continued

Dividends
The Board has declared four interim dividends resulting in a total dividend for the year of 80 pence, in line with the dividend declared for 2020. See note 16 to the financial statements, ‘Dividends’.
Dividend policy
On 23 June 2021, at the new GSK Investor Update, GSK set out that from 2022 a progressive dividend policy will be implemented. The dividend policy, the total expected cash distribution, and the respective dividend pay-out
ratios for new GSK and new Consumer Healthcare remain unchanged.
GSK expects to declare a 27p per share dividend payable by the current group for the first half. This comprises 22 pence per share for new GSK and 5 pence per share representing Consumer Healthcare during the first half whilst part of the group. For the second half of 2022, new GSK continues to expect to declare a 22p per share dividend. As previously communicated, new GSK would expect to declare a dividend of 45 pence per share for 2023.
Following separation, the dividend policy for the new Consumer Healthcare company will be the responsibility of its Board of Directors and is expected to be guided by a 30 to 50 per cent pay-out
ratio. On this basis, we now expect a second-half dividend from the new Consumer Healthcare company equivalent to a payout of around 3 pence per share, subject to its Board’s decisions on the intra-year phasing of dividend payments. This expected distribution per share for the second half of the year has been adjusted from that highlighted at the GSK Investor Update in June 2021 to reflect the total number of shares (up to circa 9.25 billion shares) in the new Consumer Healthcare company that are expected to be in issue upon demerger. In June 2021 the planning assumption for the Investor Update reflected only the GSK shares in issue at that time (circa 5 billion shares).
In aggregate, this would represent on the full year 2022 basis the equivalent of a Group dividend of around 52p per share. Dividends payable by Consumer Healthcare will only be receivable by shareholders who remain invested in Consumer Healthcare post-separation and at the appropriate record dates.
Guidance and Outlook
In 2022 we expect to continue to deliver on our strategic priorities. We plan to increase targeted investment in R&D, to build on and invest behind our top line momentum for key growth drivers and to deliver the demerger of our Consumer Healthcare business in mid-year.
Assuming global economies and healthcare systems approach normality as the year progresses, we expect sales of Specialty Medicines to grow approximately 10% at CER and sales of General Medicines to show a slight decrease, primarily reflecting increased genericisation of established Respiratory products. Vaccines sales are expected to grow at a low teens percentage at CER for the year as a whole. However, governments’ prioritisation of
COVID-19
vaccination programmes and ongoing measures to contain the pandemic are expected to result in some continued disruption to adult immunisations, with the impact weighted to the first half. For
Shingrix
, despite the potential for short-term pandemic disruption, we continue to expect strong double-digit growth and record annual sales based on strong demand in existing markets and geographical expansion.
Reflecting these factors, in 2022 for new GSK we expect sales to grow between 5% to 7% at CER and Adjusted operating profit to grow between 12% to 14% at CER as compared with 2021. This includes the future benefit in royalty income from the settlement and license agreement with Gilead Sciences, Inc. (Gilead) announced on 1 February 2022.
In June 2021, GSK announced that it expected new GSK to deliver sales growth and adjusted operating profit growth of more than 5% and more than 10%, respectively, CAGR at constant exchange rates over the five year period 2021-2026 (with 2021 as the base year). These financial outlooks exclude any contribution from COVID-19 related revenues. New GSK expects to improve adjusted operating margin from the mid-20s% in 2021 to over 30% by 2026 and cash generated from operations is expected to exceed £10 billion by 2026. By 2031, new GSK aims to deliver sales of more than £33 billion (at constant exchange rates).
Medium term outlooks were provided for Consumer Healthcare at a Capital Markets Day scheduled for 28 February 2022. Until such time as the formal criteria for treating Consumer Healthcare as a ‘Discontinued operation’ have been satisfied (currently expected in Q2 2022), GSK will continue to present the Consumer Healthcare business within ‘Continuing operations’ and will consolidate the business for reporting purposes until the demerger has completed.
In 2022, based on known binding agreements from governments we expect that
COVID-19
solutions will contribute a similar sales level to 2021, but a substantially reduced profit contribution due to the increased proportion of lower margin Xevudy sales. We expect this to reduce new GSK Adjusted Operating profit growth (including
COVID-19
solutions in both years) by between 5% to 7%. We continue to discuss further opportunities with governments.

GSK Annual Report 2021

Group financial review
continued

Adjusting items

Adjusted results reconciliation 31 December 2021	Total results £m	Intangible asset amortisation £m	Intangible asset impairment £m	Major restructuring £m	Transaction- related £m	Divestments, significant legal and other items £m		Separation costs £m	Adjusted results £m
Turnover	34,114								34,114

Cost of sales	(11,603)	701	(33)	154	28	27			(10,726)
Gross profit	22,511	701	(33)	154	28	27			23,388

Selling, general and administration	(10,975)			426	25	17		282	(10,225)

Research and development	(5,278)	101	355	46					(4,776)

Royalty income	419								419

Other operating (expense)/income	(476)				1,106	(662)		32	–
Operating profit	6,201	802	322	626	1,159	(618)		314	8,806

Net finance costs	(756)			2		1			(753)

Loss on disposal of interest in associates	(36)					36			–

Share of after-tax profits of associates and joint ventures	33								33
Profit before taxation	5,442	802	322	628	1,159	(581)		314	8,086

Taxation	(346)	(159)	(81)	(114)	(196)	(470)		(49)	(1,415)

Tax rate	6.4%								17.5%
Profit after taxation	5,096	643	241	514	963	(1,051)		265	6,671

Profit attributable to non-controlling interests	711				295				1,006

Profit attributable to shareholders	4,385	643	241	514	668	(1,051)		265	5,665

Earnings per share	87.6p	12.9p	4.8p	10.3p	13.3p	(21.0	)p	5.3p	113.2p

Weighted average number of shares (millions)	5,003								5,003

Adjusted results reconciliation 31 December 2020	Total results £m	Intangible asset amortisation £m	Intangible asset impairment £m	Major restructuring £m	Transaction- related £m	Divestments, significant legal and other items £m		Separation costs £m	Adjusted results £m
Turnover	34,099								34,099

Cost of sales	(11,704)	699	31	667	116				(10,191)
Gross profit	22,395	699	31	667	116				23,908

Selling, general and administration	(11,456)	1	18	659	(23)	16		68	(10,717)

Research and development	(5,098)	75	214	206					(4,603)

Royalty income	318								318

Other operating (expense)/income	1,624				1,215	(2,839)			–
Operating profit	7,783	775	263	1,532	1,308	(2,823)		68	8,906

Net finance costs	(848)			2		2			(844)

Share of after-tax profits of associates and joint ventures	33								33

Profit before taxation	6,968	775	263	1,534	1,308	(2,821)		68	8,095
Taxation	(580)	(150)	(47)	(292)	(229)	17		(14)	(1,295)

Tax rate	8.3%								16.0%

Profit after taxation	6,388	625	216	1,242	1,079	(2,804)		54	6,800

Profit attributable to non-controlling interests	639				392				1,031

Profit attributable to shareholders	5,749	625	216	1,242	687	(2,804)		54	5,769

Earnings per share	115.5p	12.6p	4.4p	25.0p	13.8p	(56.5	)p	1.1p	115.9p

Weighted average number of shares (millions)	4,976								4,976

GSK Annual Report 2021

Group financial review
continued
Adjusting items
continued

Major restructuring and integration
Within the Pharmaceuticals sector, the highly regulated manufacturing operations and supply chains and long life cycle of the business mean that restructuring programmes, particularly those that involve the rationalisation or closure of manufacturing or R&D sites are likely to take several years to complete.
Major restructuring costs are those related to specific Board-approved Major restructuring programmes and are excluded from Adjusted results. Major restructuring programmes, including integration costs following material acquisitions, are those that are structural and are of a significant scale where the costs of individual or related projects exceed £25 million. Other ordinary course smaller-scale restructuring costs are retained within Total and Adjusted results.
Total Major restructuring charges incurred in 2021 were £626 million (2020 – £1,532 million), analysed as follows:

			2021			2020
	Cash £m	Non- cash £m	Total £m	Cash £m	Non- cash £m	Total £m

2018 major restructuring programme (incl. Tesaro)	18	9	27	105	210	315

Consumer Healthcare Joint Venture integration programme	173	11	184	298	28	326

Separation Preparation restructuring programme	371	59	430	625	216	841

Combined restructuring and integration programme	8	(23)	(15)	39	11	50
	570	56	626	1,067	465	1,532
Cash charges of £371 million under the Separation Preparation programme primarily arose from restructuring of some administrative and central manufacturing functions as well as commercial pharmaceuticals and R&D functions. The non-cash
charges of £59 million primarily reflected write-down of assets in administrative locations and R&D sites.
Cash charges of £173 million on the Consumer Healthcare Joint Venture programme primarily related to severance and integration costs. The non-cash
credit in the Combined restructuring and integration programme primarily reflected a write back on disposal of a site.
Total cash payments made in 2021 were £753 million (2020 – £737 million), £434 million (2020 – £152 million) relating to the Separation Preparation restructuring programme, a further £176 million (2020 – £291 million) relating to the Consumer Healthcare Joint Venture integration programme, £95 million (2020 – £179 million) under the 2018 major restructuring programme including the settlement of certain charges accrued in previous quarters and £48 million (2020 – £115 million) for the existing Combined restructuring and integration programme.
The analysis of Major restructuring charges by business was as follows:

	2021 £m	2020 £m

Pharmaceuticals	233	671

Vaccines	(40)	214

Consumer Healthcare	196	374

	389	1,259

Corporate and central functions	237	273

Total Major restructuring charges	626	1,532
The analysis of Major restructuring charges by income statement line was as follows:

	2021 £m	2020 £m

Cost of sales	154	667

Selling, general and administration	426	659

Research and development	46	206

Other operating income/(expense)	-	–

Total Major restructuring charges	626	1,532
The benefit in the year from restructuring programmes was £0.7 billion, the benefit from the Separation Preparation restructuring programme was £0.3 billion, the benefit from the Consumer Healthcare Joint Venture integration was £0.2 billion and the benefit from the 2018 Restructuring programme was £0.2 billion.
The 2018 major restructuring programme, including Tesaro, has cost £1.5 billion to the end of 2021, with cash costs of £0.6 billion and non-cash
costs of £0.9 billion, and has delivered annual savings of around £0.5 billion by the end of 2021 (at 2019 rates). These savings were fully re-invested
to help fund targeted increases in R&D and commercial support of new products. The programme is substantially complete and therefore GSK will cease external reporting of total costs and benefits of the 2018 major restructuring programme from 2022 onwards.
The completion of the Consumer Healthcare Joint Venture with Pfizer has realised substantial cost synergies and has largely delivered the expected total annual cost savings of £0.5 billion by 2021. The cash costs are expected to be £0.7 billion and non-cash
charges expected to be £0.1 billion, plus additional capital expenditure of £0.2 billion. Up to 25% of the cost savings are intended to be reinvested in the business to support innovation and other growth opportunities.

GSK Annual Report 2021

Group financial review
continued
Adjusting items
continued

The Group initiated in Q1 2020 a
two-year
Separation Preparation programme to prepare for the separation of GSK into two companies: new GSK, a biopharma company with an R&D approach focused on science related to the immune system, the use of genetics and new technologies, and a new leader in Consumer Healthcare. The programme aims to:

–	Drive a common approach to R&D with improved capital allocation

–	Align and improve the capabilities and efficiency of global support functions to support new GSK

–	Further optimise the supply chain and product portfolio, including the divestment of non-core assets.

–	A strategic review of prescription dermatology is underway

–	Prepare Consumer Healthcare to operate as a standalone company
The programme continues to target delivery of £0.8 billion of annual savings by 2022 and £1.0 billion by 2023, with total costs estimated at £2.4 billion, of which £1.6 billion is expected to be cash costs. The proceeds of divestments have largely covered the cash costs of the programme.
Transaction-related adjustments
Transaction-related adjustments resulted in a net charge of £1,159 million (2020 – £1,308 million). This included a net £1,101 million accounting charge for the re-measurement
of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

Charge/(credit)	2021 £m	2020 £m

Contingent consideration on former Shionogi-ViiV Healthcare Joint Venture (including Shionogi preferential dividends)	1,026	1,114

ViiV Healthcare put options and Pfizer preferential dividends	48	(52)

Contingent consideration on former Novartis Vaccines business	27	172

Release of fair value uplift on acquired Pfizer inventory	–	91

Other adjustments	58	(17)

Total transaction-related charges	1,159	1,308
The £1,026 million charge relating to the contingent consideration for the former Shionogi-ViiV Healthcare joint venture represented an increase in the valuation of the contingent consideration due to Shionogi, as a result of the unwind of the discount for £380 million and a charge of £646 million primarily from adjustments to sales forecasts and the settlement with Gilead as well as updated exchange rate assumptions. The £48 million charge relating to the ViiV Healthcare put option and Pfizer preferential dividends represented an increase in the valuation of the put option as a result of the settlement with Gilead, offset by lower cash and updated exchange rate assumptions.
The ViiV Healthcare contingent consideration liability is fair valued under IFRS. The potential impact of the
COVID-19
pandemic remains uncertain and at 31 December 2021, it has been assumed that there will be no significant impact on the long-term value of the liability. This position remains under review and the amount of the liability will be updated in future quarters as further information on the impact of the pandemic becomes available. An explanation of the accounting for the non-controlling
interests in ViiV Healthcare is set out on page 57.
Divestments, significant legal charges and other items
Divestments and other items also included gains from a number of asset disposals, including the disposal of royalty rights on cabozantinib, disposal of the cephalosporins business and disposal of a number of Consumer Healthcare brands, fair value gains on investments and certain other Adjusting items, including the impact of the enactment of the increase in the headline rate of UK Corporate tax as discussed on page 189. The Consumer Healthcare brands disposal programme is complete and has delivered net proceeds of £1.1 billion. In 2021 the net loss on disposal of interests in associates was £36 million, primarily driven by a loss on disposal of the interest in the associate Innoviva Inc. A charge of £26 million (2020: £7 million) was recorded for significant legal matters arising in the period. Significant legal cash payments were £5 million (2020 – £9 million). Included within Divestments, significant legal and other items, is a deferred tax credit of £157 million arising on the transfer of intellectual property within the group during the quarter. This deferred tax credit arises due to differences between group value and the market value of the assets transferred.
Separation costs
From Q2 2020, the Group started to report additional costs to prepare for establishment of the Consumer Healthcare business as an independent entity (“Separation costs”). Total Separation costs incurred in 2021 were £314 million (2020 – £68 million). This includes £38 million relating to transaction costs including preparatory admission costs (costs relating to achieve a listing).
Total separation costs are estimated to be
£600-700 million,
excluding transaction costs.

   GSK Annual Report 2021

Group financial review
continued

Cash generation and conversion

A summary of the consolidated cash flow statement is set out below.

	2021 £m	2020 £m

Net cash inflow from operating activities	7,952	8,441

Net cash inflow/(outflow) from investing activities	(1,777)	2,161

Net cash outflow from financing activities	(7,589)	(10,132)

Increase in cash and bank overdrafts	(1,414)	470

Cash and bank overdrafts at beginning of year	5,262	4,831

Increase in cash and bank overdrafts	(1,414)	470

Exchange adjustments	(29)	(39)

Cash and bank overdrafts at end of year	3,819	5,262

Cash and bank overdrafts at end of year comprise:

Cash and cash equivalents	4,274	6,292

Overdrafts	(455)	(1,030)

	3,819	5,262
Capital expenditure and financial investment
Cash payments for tangible and intangible fixed assets amounted to £2,931 million (2020 – £2,239 million) and disposals realised £898 million (2020 – £1,582 million). Cash payments to acquire equity investments amounted to £162 million (2020 –£411 million), primarily relating to Vir Biotechnology, and sales of equity investments realised £202 million (2020 – £3,269 million).
Free cash flow
Free cash flow is the amount of cash generated by the Group after meeting our obligations for contingent consideration, interest, tax and dividends paid to non-controlling
interests, and after capital expenditure on property, plant and equipment and intangible assets.

	2021 £m	2020 £m

Free cash inflow	4,437	5,406
Total cash payments to Shionogi in relation to the ViiV Healthcare contingent consideration liability in the year were £826 million (2020 – £858 million), of which £721 million was recognised in cash flows from operating activities and £105 million was recognised in contingent consideration paid within investing cash flows. These payments are deductible for tax purposes.
Reconciliation of net cash inflow from operating activities to free cash flow
A reconciliation of net cash inflow from operating activities, which is the closest equivalent IFRS measure to free cash flow, is shown below.

	2021 £m	2020 £m

Net cash inflow from operating activities	7,952	8,441

Purchase of property, plant and equipment	(1,172)	(1,226)

Purchase of intangible assets	(1,759)	(1,013)

Proceeds from sale of property, plant and equipment	143	68

Proceeds from disposal of intangible assets	772	1,255

Interest paid	(786)	(864)

Interest received	27	39

Dividends from associates and joint ventures	9	31

Contingent consideration paid (reported in investing activities)	(114)	(120)

Contribution from non-controlling interests	7	3
Distributions to non-controlling interests	(642)	(1,208)

Free cash flow	4,437	5,406
Future cash flow
Over the long term, we expect that future cash generated from operations will be sufficient to fund our operating and debt servicing costs, normal levels of capital expenditure, obligations under existing licensing agreements, expenditure arising from restructuring programmes and other routine outflows including tax, pension contributions and dividends, subject to the ‘Principal risks and uncertainties’ discussed on pages 275 to 287. We may from time to time have additional demands for finance, such as for acquisitions, including potentially acquiring increased ownership interests in the ViiV Healthcare business where a minority shareholder hold put options. We have access to multiple sources of liquidity from short and long-term capital markets and financial institutions for such needs, in addition to the cash flow from operations.
Investment appraisal and capital allocation
We have a strong framework for capital allocation, including a board to govern the allocation of capital between our businesses. We utilise a consistent cash return on invested capital (CROIC) methodology to prioritise investment across the Group as a whole, so that we can more effectively compare the returns from each of the businesses as we allocate capital between them. We also consider the impact on EPS and our credit profile where relevant.

GSK Annual Report 2021

Group financial review
continued

Financial position and resources

	2021 £m	2020 £m

Assets

Non-current assets

Property, plant and equipment	9,932	10,176

Right of use assets	740	830

Goodwill	10,552	10,597

Other intangible assets	30,079	29,824

Investments in associates and joint ventures	88	364

Other investments	2,126	3,060

Deferred tax assets	5,218	4,287

Derivative financial instruments	18	5

Other non-current assets	1,676	1,041

Total non-current assets	60,429	60,184

Current assets

Inventories	5,783	5,996

Current tax recoverable	486	671

Trade and other receivables	7,860	6,952

Derivative financial instruments	188	152

Liquid investments	61	78

Cash and cash equivalents	4,274	6,292

Assets held for sale	22	106

Total current assets	18,674	20,247

Total assets	79,103	80,431

Liabilities

Current liabilities

Short-term borrowings	(3,601)	(3,725)

Contingent consideration liabilities	(958)	(765)

Trade and other payables	(17,554)	(15,840)

Derivative financial instruments	(227)	(221)

Current tax payable	(489)	(545)

Short-term provisions	(841)	(1,052)

Total current liabilities	(23,670)	(22,148)

Non-current liabilities

Long-term borrowings	(20,572)	(23,425)

Corporation tax payable	(180)	(176)

Deferred tax liabilities	(3,556)	(3,600)

Pensions and other post-employment benefits	(3,113)	(3,650)

Other provisions	(630)	(707)

Derivative financial instruments	(1)	(10)

Contingent consideration liabilities	(5,118)	(5,104)

Other non-current liabilities	(921)	(803)

Total non-current liabilities	(34,091)	(37,475)

Total liabilities	(57,761)	(59,623)

Net assets	21,342	20,808

Total equity	21,342	20,808
Property, plant and equipment
Our business is science-based, technology-intensive and highly regulated by governmental authorities. We allocate significant financial resources to the renewal and maintenance of our property, plant and equipment to minimise risks of interruption to production and to ensure compliance with regulatory standards. A number of our processes use hazardous materials.
The total cost of our property, plant and equipment at 31 December 2021 was £20,778 million, with a net book value of £9,932 million. Of this, land and buildings represented £3,667 million, plant and equipment £4,558 million and assets in construction £1,707 million. In 2021, we invested £1,205 million in new property, plant and equipment. This was mainly related to a large number of projects for the renewal, improvement and expansion of facilities at various worldwide sites to support new product development and launches as well as to improve the efficiency of existing supply chains. Property is mainly held freehold. New investment is financed from our liquid resources. At 31 December 2021, we had contractual commitments for future capital expenditure of £616 million. We believe that our property and plant facilities are adequate for our current needs.
We observe stringent procedures and use specialist skills to manage environmental risks from our activities. Environmental issues, sometimes dating from operations now modified or discontinued, are reported under ‘Environment’ on pages 39 to 40 and in Note 46 to the financial statements, ‘Legal proceedings’.
Right of use assets
Right of use assets amounted to £740 million at 31 December 2021 compared with £830 million on 1 January 2021. The decrease in the year reflected the impact of depreciation and disposals of £213 million and £70 million respectively, partly offset by additions of £215 million.
Goodwill
Goodwill decreased to £10,552 million at 31 December 2021, from £10,597 million.
Other intangible assets
Other intangible assets include the cost of intangibles acquired from third parties and computer software. The net book value of other intangible assets as at 31 December 2021 was £30,079 million (2020 – £29,824 million). The increase primarily reflected additions, net of disposals and write offs of £1,913 million, offset by amortisation and impairment losses, net of reversals, in the year of £1,597 million.

GSK Annual Report 2021

Group financial review
continued
Financial position and resources
continued

Investments in associates and joint ventures
We held investments in associates and joint ventures with a carrying value at 31 December 2021 of £88 million (2020 – £364 million). In 2021, the Group sold all of its shares in Innoviva Inc. back to Innoviva. Following this divestment, the Group held no investments in associates or joint ventures which are listed entities. See Note 21 to the financial statements, ‘Investments in associates and joint ventures’.
Other investments
We held other investments with a carrying value at 31 December 2021 of £2,126 million (2020 – £3,060 million). The highest value investments held at 31 December 2021 were in CureVac AG, which was acquired in 2020 and had a book value at 31 December 2021 of £380 million (2020 – £887 million), and Vir Biotechnology, which had a book value of £266 million (2020 – £130 million). The other investments included equity stakes in companies with which we have research collaborations, and which provide access to biotechnology developments of potential interest and interests in companies that arise from business divestments.
Derivative financial instruments: assets
We held current derivative financial assets at fair value of £188 million (2020 – £152 million) and non-current
derivative financial assets held at fair value of £18 million (2020 – £5 million). The majority of these financial instruments related to foreign exchange contracts both designated and not designated as accounting hedges.
Inventories
Inventory of £5,783 million decreased from £5,996 million in 2020.
Trade and other receivables
Trade and other receivables of £7,860 million increased from £6,952 million in 2020.
Deferred tax assets
Deferred tax assets amounted to £5,218 million (2020 – £4,287 million) at 31 December 2021.
Derivative financial instruments: liabilities
We held current and
non-current
derivative financial liabilities at fair value of £228 million (2020 – £231 million). This primarily related to foreign exchange contracts both designated and not designated as accounting hedges.
Trade and other payables
At 31 December 2021, trade and other payables were £17,554 million compared with £15,840 million at 31 December 2020. The increase primarily reflected the impact of higher customer return and rebate accruals and higher accruals relating to our collaborations. See Note 28 to the financial statements, ‘Trade and other payables’.
Provisions
We carried deferred tax provisions and other short-term and
non-current
provisions of £5,027 million at 31 December 2021 (2020 – £5,359 million). Other provisions at the year-end
included £196 million (2020 – £320 million) related to legal and other disputes and £652 million (2020 – £860 million) related to Major restructuring programmes. Provision has been made for legal and other disputes, indemnified disposal liabilities, employee related liabilities and the costs of the restructuring programme to the extent that at the balance sheet date a legal or constructive obligation existed and could be reliably estimated.
Pensions and other post-employment benefits
We account for pension and other post-employment arrangements in accordance with IAS 19. The net deficits were £1,129 million (2020 – £2,104 million) on pension arrangements and £1,243 million (2020 – £1,363 million) on unfunded post-employment liabilities. See Note 30 to the financial statements, ‘Pensions and other post-employment benefits’.
Other
non-current
liabilities
Other
non-current
liabilities amounted to £921 million at 31 December 2021 (2020 – £803 million).
Contingent consideration liabilities
Contingent consideration amounted to £6,076 million at 31 December 2021 (2020 – £5,869 million), of which £5,559 million (2020 – £5,359 million) represented the estimated present value of amounts payable to Shionogi relating to ViiV Healthcare and £479 million (2020 – £477 million) represented the estimated present value of contingent consideration payable to Novartis related to the Vaccines acquisition.
The liability due to Shionogi included £231 million in respect of preferential dividends. The liability for preferential dividends due to Pfizer at 31 December 2021 was £nil (2020 – £1 million). An explanation of the accounting for the non-controlling
interests in ViiV Healthcare is set out on page 57.
Of the total contingent consideration payable (on a
post-tax
basis) at 31 December 2021, £958 million (2020 – £765 million) is expected to be paid within one year. The consideration payable is expected to be paid over a number of years. As a result, the total estimated liabilities are discounted to their present values, on a post-tax
basis using
post-tax
discount rates.
The impact of the settlement with Gilead on the contingent consideration liability (CCL) is to increase it by £288 million, on a post-tax
basis in Q4 2021 due to the obligation ViiV Healthcare has to pay future cash consideration to Shionogi for its share of the upfront and of the future US sales performance of Biktarvy and products containing bictegravir. Including the impact of the settlement at 31 December 2021, the liability which is discounted at 8% stood at £5,559 million, on a post-tax
basis.
The Shionogi-ViiV Healthcare contingent consideration liability is discounted at 8% and the Novartis Vaccines contingent consideration liability is discounted partly at 7.5% and partly at 8.5%.

GSK Annual Report 2021

Group financial review
continued
Financial position and resources
continued

Maturity profile of bond debt
£m equivalent

Net debt

	2021 £m	2020 £m
Cash, cash equivalents and liquid investments	4,335	6,370

Borrowings – repayable within one year	(3,601)	(3,725)

Borrowings – repayable after one year	(20,572)	(23,425)
Net debt	(19,838)	(20,780)
At 31 December 2021, net debt was £19.8 billion, compared with £20.8 billion at 31 December 2020, comprising gross debt of £24.1 billion and cash and liquid divestments of £4.3 billion. Net debt reduced due to £4.4 billion free cash flow and £0.5 billion proceeds from investments, including £0.3 billion proceeds from the Innoviva disposal and £0.3 billion of net favourable exchange impacts from the translation of non-Sterling
denominated debt and exchange on other financing items partly offset by the dividends paid to shareholders of £4.0 billion and additional investments of £0.2 billion.
At 31 December 2021, GSK had short-term borrowings (including overdrafts and lease liabilities) repayable within 12 months of £3.6 billion and £4.0 billion repayable in the subsequent year.
At 31 December 2021, GSK’s cash and liquid investments were held as follows:

	2021 £m	2020 £m
Bank balances and deposits	2,825	3,000

US Treasury and Treasury repo only money market funds	54	317

Liquidity funds	1,395	2,975
Cash and cash equivalents	4,274	6,292

Liquid investments – government securities	61	78
	4,335	6,370
Cash and liquid investments of £2.9 billion (2020 – £5.4 billion) were held centrally at 31 December 2021.
The analysis of cash and gross debt after the effects of hedging is as follows:

	2021 £m	2020 £m
Cash and liquid investments	4,335	6,370

Gross debt – fixed	(23,167)	(24,538)

– floating	(1,006)	(2,612)

– non-interest bearing	–	–
Net debt	(19,838)	(20,780)

Movements in net debt
	2021 £m	2020 £m
Net debt at beginning of year	(20,780)	(25,215)

(Decrease)/increase in cash and bank overdrafts	(1,414)	470

(Decrease)/increase in liquid investments	(18)	1

Increase in long-term loans	–	(3,298)

Net repayment of short-term loans	1,995	7,305

Repayment of lease liabilities	215	227

Exchange movements	314	(135)

Other movements	(150)	(135)
Net debt at end of year	(19,838)	(20,780)

   GSK Annual Report 2021

Group financial review
continued
Financial position and resources
continued

Interest rate benchmark reform
Interest rate benchmark reform - Amendments to IFRS 9, IAS 39, IFRS 4, IFRS 7 and IFRS 16’ Phase I and Phase II were issued by the IASB in September 2019 and August 2020, and adopted by the UK Endorsement Board on 5 January 2021. Phase I of the amendment modifies specific hedge accounting requirements to allow hedge accounting to continue for affected hedges during the period of uncertainty before the hedged items or hedging instruments affected by the current interest rate benchmarks are amended as a result of the ongoing interest rate benchmark reforms. Phase II also provides that, for financial instruments measured using amortised cost measurement, changes to the basis for determining the contractual cash flows required by interest rate benchmark reform should be reflected by adjusting their effective interest rate and no immediate gain or loss should be recognised.
The Group has closely monitored the market and the output from the various industry working groups managing the transition to new benchmark interest rates. This includes announcements made by LIBOR regulators, including the Financial Conduct Authority (FCA) and the US Commodity Futures Trading Commission, regarding the transition away from LIBOR (including GBP LIBOR, USD LIBOR and EURIBOR) to the Sterling Overnight Index Average Rate (SONIA), the Secured Overnight Financing Rate (SOFR), and the Euro Short-Term Rate (
€
STR) respectively.
At 31 December 2021, the Group was not directly exposed to interest rate benchmark reform as it held no interest rate derivatives or floating rate debt that referenced to LIBOR. The Group did not transition any material derivatives or floating rate debt into a new index as all of the instruments referencing LIBOR matured before December 2021.
Total equity
At 31 December 2021, total equity had increased from £20,808 million at 31 December 2020 to £21,342 million.
A summary of the movements in equity is set out below:

	2021 £m	2020 £m
Total equity at beginning of year	20,808	18,357

Total comprehensive income for the year	4,759	7,358

Dividends to shareholders	(3,999)	(3,977)

Ordinary shares issued	21	29

Changes in non-controlling interests	–	(131)

Transaction with non-controlling interest	10	–

Share-based incentive plans	367	381

Tax on share-based incentive plans	11	(4)

Contributions from non-controlling interests	7	3

Distributions to non-controlling interests	(642)	(1,208)
Total equity at end of year	21,342	20,808
Share purchases
At 31 December 2021, GSK held 355.2 million shares as Treasury shares (2020 – 355.2 million shares), at a cost of £4,969 million (2020 – £4,969 million), which has been deducted from retained earnings.
No ordinary shares were repurchased in the period 1 January 2021 to 28 February 2022 and the company does not expect to make any ordinary share repurchases in the remainder of 2022.
In 2021, no Treasury shares were transferred to the Employee Share Ownership Plan (ESOP) Trusts. Shares are held by the Trusts to satisfy future exercises of options and awards under the Group share option and award schemes.
A proportion of the shares held by the Trusts are in respect of awards where the rules of the scheme require GSK to satisfy exercises through market purchases rather than the issue of new shares. The shares held by the Trusts are matched to options and awards granted.
At 31 December 2021, the ESOP Trusts held 23.2 million (2020 – 49.0 million) GSK shares against the future exercise of share options and share awards. The carrying value of £27 million (2020 – £194 million) has been deducted from other reserves. The market value of these shares was £371 million (2020 – £655 million).
On 10 February 2022, 50.3 million shares were transferred to the ESOP Trusts after which the Trusts held 72.9 million shares against the exercise of share options and share rewards.

GSK Annual Report 2021

Group financial review
continued
Financial position and resources
continued

Contractual obligations and commitments
Financial commitments are summarised in Note 35 to the financial statements, ‘Commitments’.
The following table sets out our contractual obligations and commitments at 31 December 2021 as they fall due for payment.

	Total £m	Under 1 yr £m	1-3 yrs £m	3-5 yrs £m	5 yrs+ £m
Loans	23,296	3,399	5,624	2,800	11,473
Interest on loans	7,603	686	1,194	1,038	4,685
Lease obligations	1,015	203	305	166	341
Future finance charges	153	25	41	30	57
Intangible assets	12,082	583	1,013	1,914	8,572
Property, plant & equipment	616	468	148	–	–
Investments	146	45	61	40	–
Purchase commitments	484	360	115	8	1
Pensions	44	44	–	–	–
Total	45,439	5,813	8,501	5,996	25,129
Commitments in respect of loans and future interest payable on loans are disclosed before taking into account the effect of derivatives.
We have entered into a number of research collaborations to develop new compounds with other pharmaceutical companies. The terms of these arrangements can include upfront fees, equity investments, loans and commitments to fund specified levels of research. In addition, we will often agree to make further payments if future ‘milestones’ are achieved.
As some of these agreements relate to compounds in the early stages of development, the potential obligation to make milestone payments will continue for a number of years if the compounds move successfully through the development process. Generally, the closer the product is to marketing approval, the greater the probability of success. The amounts shown above within intangible assets represent the maximum that would be paid if all milestones were achieved. There was a decrease in the commitments in 2021 as a result of a reduction in outstanding loan commitments.
In 2018, we reached an agreement with the trustees of the UK pension schemes to make additional contributions, to assist in eliminating the pension deficit identified as part of the 31 December 2017 actuarial funding valuation. The table includes this commitment but excludes the normal ongoing annual funding requirement in the UK of approximately £110 million. For further information on pension obligations, see Note 30 to the financial statements, ‘Pensions and other post-employment benefits’.
Contingent liabilities
Other contingent liabilities are set out in Note 34 to the financial statements, ‘Contingent liabilities’.
The following table sets out contingent liabilities, comprising performance guarantees, letters of credit and other items arising in the normal course of business, and when they are expected to expire.

	Total £m	Under 1 yr £m	1-3 yrs £m	3-5 yrs £m	5 yrs+ £m

Guarantees	12	9	2	–	1

Other contingent liabilities	114	13	12	31	58
Total	126	22	14	31	59
In the normal course of business, we have provided various indemnification guarantees in respect of business disposals in which legal and other disputes have subsequently arisen. A provision is made where an outflow of resources is considered probable and a reliable estimate can be made of the likely outcome of the dispute and this is included in Note 31 to the financial statements, ‘Other provisions’.
We provide for the outcome of tax, legal and other disputes when an outflow of resources is considered probable and a reliable estimate of the outflow may be made. At 31 December 2021, other than for those disputes where provision has been made, it was not possible to make a reliable estimate of the potential outflow of funds that might be required to settle disputes where the possibility of there being an outflow was more than remote.
The ultimate liability for such matters may vary significantly from the amounts provided and is dependent upon negotiations with the relevant tax authorities and the outcome of litigation proceedings, where relevant. This is discussed further in ‘Principal risks and uncertainties’ on pages 275 to 287 and Note 46 to the financial statements, ‘Legal proceedings’.

   GSK Annual Report 2021

Group financial review
continued

Treasury policies

We report in Sterling and pay dividends out of Sterling cash flows. The role of Treasury is to monitor and manage the Group’s external and internal funding requirements and financial risks in support of our strategic objectives. GSK operates on a global basis, primarily through subsidiary companies, and we manage our capital to ensure that our subsidiaries are able to operate as going concerns and to optimise returns to shareholders through an appropriate balance of debt and equity. Treasury activities are governed by policies approved annually by the Board of Directors, and most recently on 14 October 2021. A Treasury Management Group (TMG) meeting, chaired by our Chief Financial Officer, takes place on a regular basis to review Treasury activities. Its members receive management information relating to these activities.
Treasury operations
The objective of GSK’s Treasury activities is to minimise the post-tax
net cost of financial operations and reduce its volatility in order to benefit earnings and cash flows. GSK uses a variety of financial instruments to finance its operations and derivative financial instruments to manage market risks from these operations. Derivatives principally comprise foreign exchange forward contracts and swaps which are used to swap borrowings and liquid assets into currencies required for Group purposes, as well as interest rate swaps which are used to manage exposure to financial risks from changes in interest rates.
Derivatives are used exclusively for hedging purposes in relation to underlying business activities and not as trading or speculative instruments.
Capital management
GSK’s financial strategy, implemented through the Group’s financial architecture, supports GSK’s strategic priorities and is regularly reviewed by the Board. We manage the capital structure of the Group through an appropriate mix of debt and equity. We continue to manage our financial policies to a credit profile that particularly targets short-term credit ratings of
A-1
and
P-1
while maintaining single A long-term ratings consistent with those targets.
GSK’s long-term credit rating with Standard and Poor’s is A (stable outlook) and with Moody’s Investor Services (‘Moody’s’) is A2 (stable outlook). Our short-term credit ratings are
A-1
and
P-1
with Standard and Poor’s and Moody’s respectively.
Liquidity risk management
GSK’s policy is to borrow centrally in order to meet anticipated funding requirements. Our cash flow forecasts and funding requirements are monitored by the TMG on a regular basis. Our strategy is to diversify liquidity sources using a range of facilities and to maintain broad access to financial markets.
Each day, we sweep cash from a number of global subsidiaries to central Treasury accounts for liquidity management purposes.
Interest rate risk management
GSK’s objective is to minimise the effective net interest cost and to balance the mix of debt at fixed and floating interest rates over time. The policy on interest rate risk management limits the net amount of floating rate debt to a specific cap, reviewed and agreed no less than annually by the Board.
Foreign exchange risk management
Our objective is to minimise the exposure of overseas operating subsidiaries to transaction risk by matching local currency income with local currency costs where possible. Foreign currency transaction exposures arising on external and internal trade flows are selectively hedged. GSK’s internal trading transactions are matched centrally and we manage inter-company payment terms to reduce foreign currency risk. Where possible, we manage the cash surpluses or borrowing requirements of subsidiary companies centrally using forward contracts to hedge future repayments back into the originating currency.
In order to reduce foreign currency translation exposure, we seek to denominate borrowings in the currencies of our principal assets and cash flows. These are primarily denominated in US Dollars, Euros and Sterling.
Borrowings can be swapped into other currencies as required. Borrowings denominated in, or swapped into, foreign currencies that match investments in overseas Group assets may be treated as a hedge against the relevant assets. Forward contracts in major currencies are also used to reduce exposure to the Group’s investment in overseas Group assets. The TMG reviews the ratio of borrowings to assets for major currencies regularly.
Commodity risk management
Our objective is to minimise income statement volatility arising from fluctuations in commodity prices, where practical and cost effective to do so. The TMG is authorised to approve the execution of certain financial derivatives to hedge commodity price exposures.
Counterparty risk management
We set global counterparty limits for each of our banking and investment counterparties based on long-term credit ratings from Moody’s and Standard and Poor’s. Usage of these limits is actively monitored and any breach of these limits would be reported to the CFO immediately.
In addition, relationship banks and their credit ratings are reviewed regularly so that, when changes in ratings occur, changes can be made to investment levels or to authority limits as appropriate. All banking counterparty limits are reviewed at least annually.

GSK Annual Report 2021

Group financial review
continued

Critical accounting policies

The Group consolidated financial statements have been prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006 and the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB).
We are required to make estimates and assumptions that affect the amounts of assets, liabilities, revenue and expenses reported in the financial statements. Actual amounts and results could differ from those estimates.
The critical accounting policies relate to the following areas:

–	Turnover

–	Taxation (Note 14)

–	Legal and other disputes (Notes 46 and 31)

–	Contingent liabilities (Note 34)

–	Pensions and other post-employment benefits (Note 30).
Information on the judgements and estimates made in these areas is given in Note 3 to the financial statements, ‘Critical‘ accounting judgements and key sources of estimation uncertainty.
Turnover
In respect of the Turnover accounting policy, our largest business is US Pharmaceuticals, and the US market has the most complex arrangements for rebates, discounts and allowances. The following briefly describes the nature of the arrangements in existence in our US Pharmaceuticals business:

–
We have arrangements with certain indirect customers whereby the customer is able to buy products from wholesalers at reduced prices. A chargeback represents the difference between the invoice price to the wholesaler and the indirect customer’s contractual discounted price. Accruals for estimating chargebacks are calculated based on the terms of each agreement, historical experience and product growth rates

–
Customer rebates are offered to key managed care and Group Purchasing Organisations and other direct and indirect customers. These arrangements require the customer to achieve certain performance targets relating to the value of product purchased, formulary status or pre-determined
market shares relative to competitors. The accrual for customer rebates is estimated based on the specific terms in each agreement, historical experience and product growth rates

–
The US Medicaid programme is a state-administered programme providing assistance to certain poor and vulnerable patients. In 1990, the Medicaid Drug Rebate Program was established to reduce state and federal expenditure on prescription drugs. In 2010, the Patient Protection and Affordable Care Act became law. We participate by providing rebates to states. Accruals for Medicaid rebates are calculated based on the specific terms of the relevant regulations or the Patient Protection and Affordable Care Act

–	Cash discounts are offered to customers to encourage prompt payment. These are accrued for at the time of invoicing and adjusted subsequently to reflect actual experience

–
We record an accrual for estimated sales returns by applying historical experience of customer returns to the amounts invoiced, together with market-related information such as stock levels at wholesalers, anticipated price increases and competitor activity.

A reconciliation of gross turnover to net turnover for the US Pharmaceuticals business is as follows:

		2021		2020		2019

	£m	Margin %	£m	Margin %	£m	Margin %

Gross turnover	19,928	100	20,035	100	18,471	100

Market-driven segments	(6,656)	(33)	(6,754)	(34)	(5,976)	(32)

Government mandated and state programmes	(4,553)	(23)	(5,205)	(26)	(4,264)	(23)

Cash discounts	(377)	(2)	(388)	(2)	(356)	(2)

Customer returns	(117)	(1)	(117)	(1)	(141)	(1)

Prior year adjustments	838	4	402	2	247	1

Other items	(621)	(3)	(522)	(2)	(579)	(3)

Total deductions	(11,486)	(58)	(12,584)	(63)	(11,069)	(60)
Net turnover	8,442	42	7,451	37	7,402	40
Market-driven segments consist primarily of managed care and Medicare plans with which we negotiate contract pricing that is honoured via rebates and chargebacks. Mandated segments consist primarily of Medicaid and federal government programmes which receive government-mandated pricing via rebates and chargebacks.

   GSK Annual Report 2021

Group financial review
continued
Critical accounting policies
continued

The decreased deductions in the Government mandated and state programmes of the gross turnover to net turnover reconciliation primarily reflected lower rebates and chargebacks on respiratory products, and on
Advair
in particular.
During the year
Advair
accounted for 6% of US Pharmaceuticals turnover and approximately 21% of the total deduction for rebates and returns.
The respiratory portfolio as a whole, including Established Respiratory products, accounted for approximately 77% of the total deduction in the year.
The balance sheet accruals for rebates, discounts, allowances and returns for the US Pharmaceuticals and Vaccines businesses are managed on a combined basis. At 31 December 2021, the total accrual amounted to £5,044 million (2020 – £4,686 million).
A monthly process is operated to monitor inventory levels at wholesalers for any abnormal movements. This process uses gross sales volumes, prescription volumes based on third party data sources and information received from key wholesalers. The aim of this is to maintain inventories at a consistent level from year to year based on the pattern of consumption.
On this basis, US Pharmaceuticals and Vaccines inventory levels at wholesalers and in other distribution channels at 31 December 2021 were estimated to amount to approximately four weeks of turnover. This calculation uses third party information, the accuracy of which cannot be totally verified, but is believed to be sufficiently reliable for this purpose.
Legal and other disputes
In respect of the accounting policy for Legal and other disputes, the following briefly describes the process by which we determine the level of provision that is necessary.
In accordance with the requirements of IAS 37, ‘Provisions, contingent liabilities and contingent assets’, we provide for anticipated settlement costs where an outflow of resources is considered probable and a reliable estimate may be made of the likely outcome of the dispute and legal and other expenses arising from claims against the Group.

We may become involved in significant legal proceedings, in respect of which it is not possible to meaningfully assess whether the outcome will result in a probable outflow, or to quantify or reliably estimate the liability, if any, that could result from ultimate resolution of the proceedings. In these cases, appropriate disclosure about such cases would be included in the Annual Report, but no provision would be made.
This position could change over time and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial statements.
Like many pharmaceutical companies, we are faced with various complex product liability, anti-trust and patent litigation, as well as investigations of our operations conducted by various governmental regulatory agencies. Throughout the year, the General Counsel of the Group, as head of the Group’s legal function, and the Senior Vice President and Head of Global Litigation for the Group, who is responsible for all litigation and government investigations, routinely brief the Chief Executive Officer, the Chief Financial Officer and the Board of Directors on the significant litigation pending against the Group and governmental investigations of the Group.
These meetings, as appropriate, detail the status of significant litigation and government investigations and review matters such as the number of claims notified to us, information on potential claims not yet notified, assessment of the validity of claims, progress made in settling claims, recent settlement levels and potential reimbursement by insurers.
The meetings also include an assessment of whether or not there is sufficient information available for us to be able to make a reliable estimate of the potential outcomes of the disputes. Often, external counsel assisting us with various litigation matters and investigations will also assist in the briefing of the Board and senior management. Following these discussions, for those matters where it is possible to make a reliable estimate of the amount of a provision, if any, that may be required, the level of provision for legal and other disputes is reviewed and adjusted as appropriate. These matters are discussed further in Note 46 to the financial statements, ‘Legal proceedings’.

Strategic report
The Strategic report was approved by the Board of Directors on
28 February 2022
Iain Mackay
Chief Financial Officer
28 February 2022

GSK Annual Report 2021

GSK Annual Report 2021

The Board

Board composition		Board diversity		International experience

Composition		Gender

Executive	23%	Male	62%	Global	85%

Non-Executive	77%	Female	38%	US	100%

Tenure Non-Executive		Ethnicity		Europe EMAP	77 69	% %
Up to 3 years	40%	Ethnically diverse	15%

3-6 years	20%	White	85%

6-9 years	30%

9-10 years	10%	See more information on page 110

,

Sir Jonathan Symonds, CBE	Skills and experience

Non-Executive Chair	Jon has extensive international financial, life sciences and governance experience.

Age: 63 Nationality: British Appointed: 1 September 2019
Jon served as an Independent
Non-Executive
Director of HSBC Holdings plc from April 2014, and as Deputy Group Chairman from August 2018, until his retirement from the Board in February 2020. He was previously Chairman of HSBC Bank plc, Chief Financial Officer of Novartis AG, Partner and Managing Director of Goldman Sachs, Chief Financial Officer of AstraZeneca plc, and a Partner at KPMG. His governance experience includes roles as
Non-Executive
Director and Chair of the Audit Committees of Diageo plc and QinetiQ Group plc and
Non-Executive
Chair of Proteus Digital Health Inc.

Jon is a Fellow of the Institute of Chartered Accountants in England and Wales.
External appointments

Non-Executive
Director, Rubius Therapeutics, Inc;
Non-Executive
Director, Genomics England Limited having previously served as its Chairman; Member, European Round Table for Industry; Senior Advisor to Chatham House.

Dame Emma Walmsley	Skills and experience
Chief Executive Officer Age: 52 Nationality: British Appointed: 1 January 2017 Chief Executive Officer from 1 April 2017
Prior to her appointment as GSK’s CEO, Emma was the CEO of GSK Consumer Healthcare, a Joint Venture between GSK and Novartis, from its creation in March 2015. Emma joined GSK in 2010 from L’Oreal, having worked for 17 years in a variety of roles in Paris, London, New York and Shanghai. Emma was previously a
Non-Executive
Director of Diageo plc.

Emma holds an MA in Classics and Modern Languages from Oxford University.

External appointments
Independent director, Microsoft, Inc.

Iain Mackay	Skills and experience
Chief Financial Officer Age: 60 Nationality: British Appointed : 14 January 2019 Chief Financial Officer from 1 April 2019
Prior to joining GSK, Iain was Group Finance Director at HSBC Holdings plc, a position he held for eight years. A chartered accountant, Iain has lived and worked in Asia, the US and Europe and before HSBC was at General Electric, Schlumberger Dowell and Price Waterhouse. Iain was previously a Trustee of the British Heart Foundation and Chair of its Audit and Risk Committee.

Iain holds an MA in Business Studies and Accounting and holds an Honorary Doctorate from Aberdeen University in Scotland.
Iain is a member of the Institute of Chartered Accountants of Scotland.
External appointments
Member, Court of the University of Aberdeen and Chair of its Remuneration Committee; Member, The 100 Group and Chair of its Stakeholder Communications and Reporting Committee.

Dr Hal Barron	Skills and experience
Chief Scientific Officer and President, R&D Age: 59 Nationality: American Appointed: 1 January 2018 Chief Scientific Officer and President, R&D from 1 April 2018
Prior to joining GSK, Hal was President, R&D at Calico LLC (California Life Company), an Alphabet-funded company that uses advanced technologies to increase understanding of lifespan biology. Prior to this, Hal was Executive Vice President, Head of Global Product Development, and Chief Medical Officer of Roche, responsible for all the products in the combined portfolio of Roche and Genentech. At Genentech, he was Senior Vice President of Development and Chief Medical Officer. Hal was a
Non-Executive
Director and Chair of the Science & Technology Committee at Juno Therapeutics, Inc until March 2018, when it was acquired by Celgene Corporation. Hal previously served as a
Non-Executive
Board Director of GRAIL, Inc and an Advisory Board Member of Verily Life Sciences LLC.

As announced on 19 January 2022 Tony Wood will succeed Hal as CSO and Head of R&D with effect from 1 August 2022. From that date, Hal will transition to a non-independent
Non-Executive
Director with additional responsibilities to support R&D.

External appointments
Non-Executive Director of Altos Labs Inc; Associate Adjunct Professor, Epidemiology & Biostatistics, University of California, San Francisco.

Key Committee Chair Nominations & Corporate Governance Audit & Risk Remuneration Science Corporate Responsibility

GSK Annual Report 2021

The Board
continued

Charles Bancroft	Skills and experience
Independent Non-Executive Director
Charlie has a wealth of financial and management experience in global biopharma.

Charlie retired from a successful career at Bristol Myers Squibb (BMS) in March 2020 where he held a number of leadership roles in commercial, strategy and finance. Beginning his career at BMS in 1984, he held positions of increasing responsibility within the finance organisation and had commercial operational responsibility for Latin America, Middle East, Africa, Canada, Japan and several Pacific Rim countries. He was appointed Chief Financial Officer in 2010, Chief Financial Officer and Executive Vice President, Global Business Operations in 2016 and Executive Vice President and Head of Integration and Strategy & Business Development in 2019. Charlie successfully steered BMS through a period of strategic transformation, including its recent $74 billion acquisition of Celgene. Charlie also served as a member of the Board of Colgate-Palmolive Company from 2017 until March 2020.

Age: 62 Nationality: American Appointed: 1 May 2020

External appointments
Board Member, Kodiak-Sciences Inc; Board Member, BioVector Inc; Advisory Board Member, Drexel University’s LeBow College of Business.

The Board determined that Charlie has recent and relevant financial experience and agreed that he has the appropriate qualifications and background to be an audit committee financial expert.

Manvinder Singh (Vindi) Banga	Skills and experience
Senior Independent Non-Executive Director	Vindi has many years of commercial experience and a track record of delivering outstanding performance in highly competitive global consumer-focused businesses.
Age: 67 Nationality: British Appointed: 1 September 2015 Senior Independent Non-Executive Director from 5 May 2016

Prior to joining GSK, Vindi spent 33 years at Unilever plc, where his last role (amongst several senior positions) was President of the Global Foods, Home and Personal Care businesses, and a member of the Unilever Executive Board. Vindi sat on the Prime Minister of India’s Council of Trade & Industry from 2004 to 2014 and was on the Board of Governors of the Indian Institute of Management (IIM), Ahmedabad. Vindi is also the recipient of the Padma Bhushan, one of India’s highest civilian honours. Vindi has been a
Non-Executive
Director of the Confederation of British Industry (CBI) and Thomson Reuters Corp, Chairman of the Supervisory Board of Mauser Group, Chairman of Kalle GmbH, Director of High Ridge Brands LLC, Member of the Indo UK CEO Forum, and Senior Independent Director of Marks & Spencer Group plc.

External appointments

Partner, Clayton Dubilier & Rice;
Non-Executive
Director, The Economist Newspaper Limited; Member, Holdingham International Advisory Board; Board Member, International Chamber of Commerce United Kingdom; Member, Governing Board of the Indian School of Business, Hyderabad; Member, Global Leadership Council of Saïd Business School, Oxford; Chair of the Board of Trustees, Marie Curie; Chairman, UK Government Investments.

Dr Anne Beal	Skills and experience
Independent Non-Executive Director Age: 59 Nationality: American Appointed: 6 May 2021
Anne brings extensive healthcare experience to the Board as a physician and entrepreneur combined with a passion for patient advocacy. She is a recognised health policy expert in the development of global and national programmes for improving healthcare access for all patient groups and in ensuring the voice of patients is reflected in research programmes.

Prior to her current roles, Anne spent six years at Harvard Medical School and Massachusetts General Hospital, where she was an instructor in paediatrics. She has also held leadership roles at the Commonwealth Fund and the Aetna Foundation. Anne was previously Deputy Executive Director and Chief Engagement Officer for The Patient-Centered Outcomes Research Institute in the U.S. and Chief Patient Officer and Global Head of Patient Solutions at Sanofi.

External appointments
Founder and CEO, AbsoluteJOI Skincare; Board Member, AcademyHealth; Board Member, Prolacta Bioscience.

Dame Vivienne Cox	Skills and experience
Independent Non-Executive Director & Workforce Engagement Director Age: 62 Nationality: British Appointed: 1 July 2016
Vivienne has wide experience of business gained in the energy, natural resources and publishing sectors. She also has a deep understanding of regulatory organisations and government.

Vivienne worked for BP plc for 28 years, in Britain and Continental Europe, in posts including Executive Vice President and Chief Executive of BP’s gas, power and renewable business and its alternative energy unit. Vivienne was previously a
Non-Executive
Director of BG Group plc and Rio Tinto plc, the Senior Independent Director of Pearson plc, Chairman of the Supervisory Board of Vallourec and the Lead Independent Director at the UK Government’s Department for International Development. Vivienne was made a Dame Commander of the Order of the British Empire (DBE) in the 2022 UK New Year’s Honours List for services to sustainability, diversity, and inclusion in business.

External appointments

Chair Designate, Victrex plc;
Non-Executive
Director, Stena AB; Advisory Board Member, African Leadership Institute; Vice President, Energy Institute; Advisory Board Member, Montrose Associates; Investment Advisor, QantX Ventures; Chair, Rosalind Franklin Institute; Vice Chair, Saïd Business School, Oxford and Member of its Global Leadership Council; Patron, Hospice of St Francis.

Key Committee Chair Nominations & Corporate Governance Audit & Risk Remuneration Science Corporate Responsibility

GSK Annual Report 2021

The Board
continued

Dr Harry (Hal) C Dietz Independent Non-Executive Director and Scientific & Medical Expert Age: 63 Nationality: American Appointed: 1 January 2022	Skills and experience

Hal brings extensive experience in the field of human genetics which is central to GSK’s approach to R&D. He is a former President of the American Society of Human Genetics and is recognised as the world’s leading authority on a genetic disorder known as Marfan Syndrome. He also brings experience in development of novel therapies, through his role as Founder of and Scientific Adviser to Blade Therapeutics, a biopharmaceutical company focused on disease-modifying treatments for fibrotic and neurodegenerative diseases. In total, Hal has authored 282 original publications in peer-reviewed journals across his career.

As a physician scientist, he has dedicated his entire career to the care and study of individuals with heritable connective tissue disorders with primary perturbations of extracellular matrix homeostasis and function. His lab has identified the genes for many of these conditions, for which he uses model systems to elucidate disease mechanisms.

Hal has received multiple prestigious awards including the Curt Stern Award from the American Society of Human Genetics, the Colonel Harland Sanders Lifetime Achievement Award in Medical Genetics, the Taubman Prize for excellence in translational medical science, the Harrington Prize from the American Society for Clinical Investigation and the Harrington Discovery Institute, the Pasarow Award in Cardiovascular Research, the InBev-Baillet Latour Health Prize from the country of Belgium, and the Research Achievement Award from the American Heart Association.

He is an inductee of the American Society for Clinical Investigation, American Association for the Advancement of Science, Association of American Physicians, National Academy of Medicine, and National Academy of Sciences.

External appointments

Victor A. McKusick Professor of Paediatrics, Medicine, and Molecular Biology & Genetics in the Department of Genetic Medicine, The Johns Hopkins University School of Medicine; Investigator, Howard Hughes Medical Institute; Founder and Scientific Advisor, Blade Therapeutics; Consultant and Chair of Scientific Advisory Board, Aytu Biopharma; Independent Chair, GSK’s Human Genetics Scientific Advisory Board.

Lynn Elsenhans Independent Non-Executive Director Age: 65 Nationality: American Appointed: 1 July 2012	Skills and experience
Lynn has a wealth of experience of running a global business and significant knowledge of the global markets in which GSK operates.

Lynn served as Chair, President and Chief Executive Officer of Sunoco Inc from 2009 to 2012. Prior to joining Sunoco in 2008 as President and Chief Executive Officer, Lynn worked for Royal Dutch Shell, which she joined in 1980, and where she held a number of senior roles, including Executive Vice President, Global Manufacturing from 2005 to 2008. Lynn was previously a
Non-Executive
Director of the First Tee of Greater Houston, Flowserve Corporation, the Texas Medical Center, and a Trustee of the United Way of Greater Houston.

External appointments

Non-Executive
Director and Chair of the Governance and Corporate Responsibility Committee, Baker Hughes Company; Board Director and Chair of the Audit Committee, Saudi Aramco; Advisory Board Member, Johns Hopkins University Whiting School of Engineering; Member, Audit Committee Leadership Network.

Dr Laurie Glimcher Independent Non-Executive Director and Scientific & Medical Expert Age: 70 Nationality: American Appointed: 1 September 2017	Skills and experience
Laurie brings scientific and public health expertise to the Board’s deliberations, and a wealth of global, publicly listed pharmaceutical business experience.

In addition to a number of senior leadership positions held at both Harvard Medical School and Harvard School of Public Health, Laurie has also served as Stephen and Suzanne Weiss Dean and Professor of Medicine at Weill Cornell Medical College and as an Attending Physician at the New York Presbyterian Hospital/Weill Cornell Medical Center. Laurie stepped down from the Board of Bristol-Myers Squibb (BMS) in 2017 after serving for 20 years on its Board. Laurie was previously a
Non-Executive
Director of the Waters Corporation and
co-founder
and Chair of the Scientific Advisory Board of Quentis Therapeutics Inc.

External appointments
Professor of Medicine, Harvard Medical School; CEO, President and an Attending Physician, Dana-Farber Cancer Institute.

Member, US National Academy of Sciences and the National Academy of Medicine; Member, Scientific Steering Committee of the Parker Institute for Cancer Immunotherapy; Independent Director, Analog Devices Inc; Director and Member of the Executive Committee, Breakthrough Cancer; Member, Scientific Advisory Boards of Repare Therapeutics Inc, Abpro Therapeutics, Kaleido Biosciences Inc, BioCentury Inc and Stand Up 2 Cancer.

Judy Lewent joined the Board on 1 April 2011. She retired from the Board on 5 May 2021.

Key Committee Chair Nominations & Corporate Governance Audit & Risk Remuneration Science Corporate Responsibility

GSK Annual Report 2021

The Board
continued

Dr Jesse Goodman Independent Non-Executive Director and Scientific & Medical Expert Age: 70 Nationality: American Appointed: 1 January 2016	Skills and experience

Jesse brings scientific and public health expertise to the Board’s deliberations. He has a wealth of experience spanning science, medicine, vaccines, regulation and public health, and has a proven record in addressing pressing public health needs from both the academic and federal sectors.

Jesse previously served in senior leadership positions at the US Food and Drug Administration (FDA), including most recently as the FDA’s Chief Scientist and previously as Deputy Commissioner for Science and Public Health and as Director of the Center for Biologics Evaluation and Research (CBER).

Jesse played a leadership role in developing the FDA’s Regulatory Science and Medical Countermeasures Initiatives and has worked collaboratively with industry, academia, government and global public health and regulatory partners to prepare for and respond to major public health threats, including emerging infectious diseases, disasters and terrorism. He led the FDA’s response to West Nile Virus and to the 2009 H1N1 influenza pandemic and served on the Senior Leadership Team for the 2010 White House Medical Countermeasure Review. Jesse was previously a member of both the Scientific Advisory Committee and the Regulatory and Legal Working Group of the Coalition for Epidemic Preparedness Innovations (CEPI).

External appointments

Professor of Medicine and Attending Physician, Infectious Diseases, Georgetown University and directs the Georgetown University Center on Medical Product Access, Safety and Stewardship (COMPASS); Board Member (formerly President), United States Pharmacopeia (USP); Board Member, Scientific Counselors for Infectious Diseases, Centers for Disease Control and Prevention (CDC); Board Member, Intellia Therapeutics Inc; Member, US National Academy of Medicine; Board Member, Adaptive Phage Therapeutics, Inc.

Urs Rohner Independent Non-Executive Director Age: 62 Nationality: Swiss Appointed: 1 January 2015	Skills and experience
Urs has a broad business, banking and legal background and extensive senior level experience at multinational companies.

Urs has served as Chairman on a number of Boards, most recently for Credit Suisse Group from 2011 until April 2021. Prior to joining Credit Suisse in 2004, Urs served as Chairman of the Executive Board and CEO of ProSieben and ProSiebenSat.1 Media AG. This followed a number of years in private practice at major law firms in Switzerland and the US, having been admitted to the bars of the canton of Zurich in Switzerland in 1986 and the state of New York in the US in 1990.

External appointments
Member, International Advisory Board, Investcorp; Chair, Vega Cyber Associates AG.

Key
 Committee Chair
Nominations & Corporate Governance
Audit & Risk
Remuneration
Science
Corporate Responsibility

GSK Annual Report 2021

GSK Leadership Team

Skills and experience

Dr Hal Barron 1 Chief Scientific Officer and President, R&D	Hal joined GSK and the GSK Leadership Team (GLT) in 2018. See Board biographies on pages 83 to 86.

Roger Connor President, Vaccines and Global Health
Roger joined the GLT in 2013. He was appointed President of GSK Vaccines in 2018. In addition to leadership of the Vaccines business, he leads GSK’s Global Health organisation since 2021 and is also responsible for GSK’s global procurement organisation. Roger is a member of the Board of Gavi, the Vaccine Alliance, and the Chair of the International Federation of Pharmaceutical Manufacturers & Associations (IFPMA) CEO Vaccines Committee. Previously he was President, Global Manufacturing & Supply and, before that, Vice President, Office of the CEO and Corporate Strategy. Roger joined GSK in 1998 from AstraZeneca. Roger holds a degree in Mechanical and Manufacturing Engineering from Queen’s University, Belfast and a Master’s in Manufacturing Leadership from Cambridge University. He is a Chartered Accountant.

Diana Conrad Chief People Officer
Diana was appointed Chief People Officer and member of the GLT in April 2019. She was previously Senior Vice President, HR, Pharmaceuticals R&D from 2016 where she played a key strategic role as leader of the R&D people and culture agenda to support its transformation.

Diana joined GSK Canada’s HR team in 2000 where she held several roles of increasing responsibility before becoming Senior Vice President, HR for Consumer Healthcare in 2009.

Prior to joining GSK, she held HR roles in companies including GE Capital, Gennum Corporation and Zenon Environmental Laboratories. Diana has an Honours Bachelor of Arts from McMaster University in Canada.

James Ford SVP and Group General Counsel, Legal and Compliance
James joined the GLT in 2018, when he was appointed Senior Vice President and Group General Counsel, Legal and Compliance. He joined GSK in 1995 and has served as General Counsel Consumer Healthcare, General Counsel Global Pharmaceuticals, Vice President of Corporate Legal and was Acting Head of Global Ethics and Compliance. Prior to GSK, James was a solicitor at Clifford Chance and DLA. He holds a law degree from University of East Anglia and a Diploma in Competition Law from King’s College. He is qualified as a solicitor in England and Wales and is an attorney at the New York State Bar. James is based in London but has practised law and lived in the US, Singapore and Hong Kong. James is co-chair
of the US-based Civil Justice Reform Group and a director of the European General Counsel Association.

Sally Jackson SVP, Global Communications and CEO Office
Sally joined the GLT in March 2019 as Senior Vice President, Global Communications and CEO Office. She leads our Communications and Government Affairs function globally and is also the CEO’s Chief of Staff. Prior to this, Sally was Senior Vice President Office of the CEO and CFO and she previously served as Head of Investor Relations. She joined GSK in 2001. Sally holds a degree in Natural Sciences from the University of Cambridge.

Iain Mackay Chief Financial Officer	Iain joined GSK and the GLT in 2019. See Board biographies on pages 83 to 86.

Brian McNamara CEO, GSK Consumer Healthcare
Brian is CEO, GSK Consumer Healthcare and CEO designate of the new Consumer Healthcare company, Haleon. He joined GSK in 2015 as Head of Europe and Americas for Consumer Healthcare and has led two successful Joint Ventures, first between GSK and Novartis and, more recently, with Pfizer. Previously, he was head of Novartis’ OTC division. Brian began his career at P&G.

Brian is a Board member of the Consumer Goods Forum and a former Chairman and Board member of the Global Self-Care Federation (GSCF). He earned an undergraduate degree in Electrical Engineering from Union College in New York and an MBA in Finance from the University of Cincinnati.

1 On 1 August 2022 Hal Barron will transition from his current role to become a
Non-Executive
Director and Tony Wood will join GLT as Chief Scientific Officer.

GSK Annual Report 2021

GSK Leadership Team
continued

Skills and experience

Luke Miels Chief Commercial Officer	Luke joined GSK and the GLT in 2017. As Chief Commercial Officer he is responsible for our commercial portfolio of medicines and vaccines. Luke also co-chairs the Portfolio Investment Board with Hal.

He previously worked for AstraZeneca as Executive Vice President of their European business and, prior to that, was Executive Vice President of Global Product and Portfolio Strategy, Global Medical Affairs and Corporate Affairs. Before that, he was head of Asia for Roche, based in Shanghai and then Singapore. Prior to that he held roles of increasing seniority at Roche and Sanofi-Aventis in the US, Europe and Asia.

Luke holds a Bachelor of Science degree in Biology from Flinders University in Adelaide and a MBA from the Macquarie University, Sydney.

Shobie Ramakrishnan Chief Digital and Technology Officer
Shobie joined the GLT in 2021 when she was appointed Chief Digital and Technology Officer. She joined GSK in 2018 and has deep and broad experience in both biotech and hi-tech
companies and, most recently, has led Digital and Technology for GSK’s Global Commercial organisation, transforming the company’s capabilities in digital, data and analytics and playing a pivotal role in establishing a more agile commercial operating model. Before joining GSK, Shobie held senior technology leadership roles in organisations including AstraZeneca, Salesforce, Genentech and Roche. She is a board member of Remediant and on the advisory board of Pistoia Alliance.

Shobie holds a Bachelor’s degree in Electronics Engineering from Vellore Institute of Technology, University of Madras, India.

David Redfern Chief Strategy Officer
David joined the GLT as Chief Strategy Officer in 2008 and is responsible for corporate development and strategic planning. Previously, he was Senior Vice President, Northern Europe with responsibility for GSK’s pharmaceutical businesses in that region and, before that, he was Senior Vice President for Central and Eastern Europe. He joined GSK in 1994. David was appointed Chairman of the Board of ViiV Healthcare Limited in 2011 and a
Non-Executive
Director of the Aspen Pharmacare Holdings Limited Board in 2015.

He has a Bachelor of Science degree from Bristol University and is a Chartered Accountant.

Regis Simard President, Pharmaceuticals Supply Chain
Regis joined the GLT in 2018, when he became President, Pharmaceuticals Supply Chain. He is responsible for the manufacturing and supply of GSK’s pharmaceutical products. He also leads Quality and Environment, Health, Safety and Sustainability at a corporate level. Regis joined GSK in 2005 as a Site Director in France, rising to become Senior Vice President of Global Pharmaceuticals Manufacturing before his current role. Previously, he held senior positions at Sony, Konica Minolta and Tyco Healthcare. He is a member of the Board of ViiV Healthcare.

He is a mechanical engineer and holds an MBA.

Phil Thomson President, Global Affairs
Phil joined the GLT in 2011. He was appointed President, Global Affairs in 2017, and has responsibility for the Group’s strategic approach to stakeholder engagement, reputation and policy development. Previously, Phil was Senior Vice President, Communications and Government Affairs.

Phil is Chair of The Whitehall & Industry Group and a Board member of the China–Britain Business Council.

He earned his degree in English, History and Russian Studies from Durham University.

Emma Walmsley Chief Executive Officer	Emma joined GSK in 2010 and the GLT in 2011. See Board biographies on pages 83 to 86.

Deborah Waterhouse CEO, ViiV Healthcare	Deborah was appointed to the GLT in January 2020. She became Chief Executive Officer of ViiV Healthcare in April 2017.

Deborah joined GSK in 1996 and prior to ViiV was the Senior Vice President of Primary Care within GSK’s US business. She has a strong track record of performance in both specialty and primary care. Deborah led the HIV business in the UK before heading the HIV Centre of Excellence for Pharma Europe and held roles as General Manager of Australia and New Zealand and Senior Vice President for Central and Eastern Europe.

Deborah is a Non-Executive Director of Schroders plc and holds a degree in Economic History and English Literature from Liverpool University.
Nick Hirons was a member of the GLT and Senior Vice President, Global Ethics and Compliance until 31 July 2021. Karenann Terrell was a member of the
GLT and Chief Digital and Technology Officer until 8 December 2021.

GSK Annual Report 2021

Chair’s Governance statement

Board priorities: governance and delivery
In the last three years there has been significant change for GSK, in a highly dynamic operating environment, as it progresses towards the formation of two independent companies in the middle of 2022. In supporting both the separation of Consumer Healthcare (CH) and creation of new GSK, there have been three stages in our oversight work. The first was to ensure that there was clarity between the Board and management on GSK’s strategy, its execution and, therefore, our key priorities. Then we focused on articulating our ambitions for a transformed GSK. This was completed for the biopharma business at the Investor Update (IU) in June 2021 and for the CH business at the end of February 2022. These ambitions will provide the foundation for enhanced performance management and a highly transparent way to track progress. The final stage has been to ensure the company’s compensation system reinforces the performance culture that we are seeking to embed and only rewards delivery at and beyond our IU ambitions. The compensation system for CH will be determined by its new Board.
Our work has also been focused on creating the best platform for our CH business to be demerged to grow sustainably ahead of its categories in the years to come. The mechanism of separation of CH is a value-based process and at all times the Board has regard for what is in the best long-term interests of shareholders.
It has never been more important for the Board to operate to the highest standards of corporate governance in supporting and overseeing the delivery of GSK’s transformation and the separation of CH. The Board continues to focus its work on our key priorities and on taking the important decisions necessary to progress them, and be held accountable for doing so by our shareholders and other key stakeholders.
Throughout 2021, the Board has significantly stepped up its engagement with shareholders. During 2021, I held over 40 meetings with a range of investors, who make up around nearly 40% of the company’s share register. It is of prime importance for the Board to have a clear understanding of their views on the company’s performance against our strategy and the Board’s effectiveness in oversight of the transformation and separation processes. I share shareholders’ perspectives with the Board, so we can continue to improve our alignment.
In October, Vindi Banga, the SID, and I attended a meeting with members of the Investor Forum at which we shared progress in preparing for the creation of new GSK as a pure biopharma company and the separation of the CH business. Included in this discussion were the plans and timings to create two boards with continuing oversight of the biopharma and CH businesses. In December, at our annual Governance Meeting, my Board colleagues and I were pleased to share more specifics with investors about our priorities, focus and oversight, as well as the progress made in 2021. The presentation slides from both these meetings are available on our website for your information. Urs Rohner, Chair of the Remuneration Committee, has also consulted extensively on the new compensation proposals for the biopharma business. This statement seeks to summarise the governance work undertaken by the Board and our committees, in what was another exceptionally busy year.
The Board has maintained and continues to build on our ESG leadership which benefits the company, shareholders and all our stakeholders.
Current Board accountability: Priorities and focus
At the start of the year, following its annual evaluation, the Board reconfirmed its priorities. Namely to:

–	remain objective and act in the best interests of the company and all shareholders

–	put sustained value creation at the heart of our agenda

–	align the Board agenda with our strategy, performance and pipeline priorities

–	ensure management performance and succession is assessed against delivery

–	use the IU targets to provide the foundation for enhanced performance management

–	ensure that the separation of CH is a value-based process
Being explicit on the Board’s priorities has meant that we have been able to maximise our time and focus at each meeting on further strengthening the fundamentals for GSK which will support value creation. We have concentrated our oversight on commercial execution, cost base, capital allocation, pipeline and culture to ensure delivery of the transformation of GSK.
This clarity has also helped underpin an increased agility in the way the Board has operated. You will see on page 94 that the Board, in combination with the Chairs’ Committee, met over 36 times in 2021. We sought to improve our ability to respond quickly and adapt to events as they occur, whilst continuing to deliver our plans. The Chairs’ Committee (comprised of our SID and Committee Chairs) has been authorised, where necessary, to engage and take decisions on urgent matters that arise between scheduled Board meetings. Being agile has been important in improving and sustaining our competitiveness so that, despite the challenging environment, we can continue to compete and deliver for patients and shareholders.

GSK Annual Report 2021

Chair’s Governance statement
continued

Having set our strategy, the Board challenged the proposed new ambitions and targets for the biopharma business which were then agreed and published at our IU. These new growth outlooks and ambitions seek to be clear on the step change in performance expected from new GSK from 2022. The Board will oversee and hold management to account for delivery against these public ambitions.
The Board adopted the same process of maximising value for GSK shareholders when considering the creation of CH as an independent, listed company (Haleon). We have focused on ensuring the business is well-positioned to grow sustainably ahead of its categories in the years to come and has a highly skilled management team to lead it.
Having completed this work, the Board was well-positioned to consider the unsolicited, conditional and non-binding
proposals received to acquire the CH business. In exercising its fiduciary duties, all proposals were considered but rejected by the Board as they were not in the best interests of shareholders. This is because they fundamentally undervalued the business and its future prospects. The Board is confident that Haleon can deliver sustained organic annual sales growth in the range of 4-6% (CER) over the medium term.
We carefully considered how best to present our world-leading CH business and its management team to shareholders, analysts and prospective investors at the CH Capital Markets Day on 28 February. Management continues to make good progress towards our target to separate the CH business in the middle of the year, creating a publicly listed world-leading consumer health company. The Board’s attention has been directed at overseeing the smooth execution of the demerger.

GSK Annual Report 2021

Chair’s Governance statement
continued

Board committee mandates
Our Board committees have never been more pivotal in supporting the Board. Their activities during 2021 are set out later in this report, but I would like to highlight below their key contributions in discharging the mandates allocated to them during the last year.
Transformation & Separation Committee:
has dealt with the fundamentals of separation, not just the technical requirements, but how to best release and maximise long-term shareholder value. It considered: how we should best separate the CH business and the principal value to be achieved from each option; the capital structures required for the two companies to be competitive; how we should distribute shares in Haleon to our shareholders, and on which exchanges Haleon should list and why. This was a very comprehensive programme of work which was supported by independent advisers. This process is now well into the execution phase. Given the remaining work plans are clear, oversight has been devolved to the relevant committees as appropriate. Having fulfilled its mandate, the Committee has been decommissioned.
Audit & Risk Committee:
has in particular been considering the financial implications of separation, including the progressive dividend policy adopted for 2022, and the preparation of the demerger documents for shareholders to consider before approving the separation of the CH business. It has also been overseeing the establishment of CH’s financial controls.
Nominations & Corporate Governance Committee:
has been overseeing key Board appointments for the transition of the company to a pure biopharma business. This included succession planning especially for the CSO, the subsequent appointment of Dr Tony Wood as our CSO Designate, and the appointment of Dr Anne Beal and Dr Hal Dietz to the Board as independent
Non-Executive
Directors.
The Board asked the Committee to take the opportunity to
re-evaluate
and determine the optimal biopharma Board composition, including skills, diversity, capabilities and experience. On separation from the middle of this year, it is expected that two of the members from the current GSK Board will join the Haleon Board. This will ensure that the new Haleon Board will have continuity of the history, knowledge and experiences of this Board as the Haleon Board establishes itself in its early years.
The Committee recommended the appointment of Sir Dave Lewis as Haleon Chair Designate in December, after an extensive search process. This followed the appointment of Brian McNamara as Haleon CEO Designate in July. Sir Dave is now responsible for building his full Haleon Board. Mr McNamara was pleased to introduce his management team to investors at the CH Capital Markets Day on 28 February 2022.
Science Committee:
continued its focus on our pipeline progress strategic collaborations and the key priorities in science and innovation.
Corporate Responsibility Committee:
focused its oversight on key aspects of our Trust priorities. The main areas of focus were our safety culture, inclusion and diversity, our charitable giving and community involvement and ESG performance for new GSK and the development of the ESG framework for the independent CH company, Haleon.
Remuneration Committee:
has revisited our remuneration policy to focus on reinforcing a fundamental change in our performance culture and to support the delivery of our IU ambitions and ESG priorities for the biopharma company. The Committee Chair and I have consulted extensively with our shareholders on this policy and it will be subject to a binding vote at this year’s AGM.
Further details of the Board and its committees’ work during 2021 are set out in the following pages.
I look forward to connecting with you at our Annual General Meeting this year in May and updating you at that time on the transformation of GSK and progress on the CH demerger. Thank you for your continued support.
Sir Jonathan Symonds
Chair
28 February 2022

GSK Annual Report 2021

    Board roles and responsibilities

Leadership

Chair
Jonathan Symonds

- leads and manages the business of the Board
- provides direction and focus
- ensures clear structure for effective operation of the Board and its committees
- maintains a dialogue with shareholders about the governance of the company
- sets the Board agenda and ensures sufficient time is allocated to promote effective debate to support sound decision making
- ensures the Board receives accurate, timely and clear information
- meets continuously with each Non-Executive Director to discuss individual contributions and performance, together with training and development needs
- shares peer feedback that is provided as part of the Board evaluation process
- meets regularly with all the Non-Executive Directors independently of the Executive Directors

⊕ The Chair's role description is available on gsk.com

Chief Executive Officer
Emma Walmsley

- responsible for the management of the Group and its three businesses
- develops the Group's strategic direction for consideration and approval by the Board
- implements the agreed strategy
- is supported by members of the GLT
- maintains a continual and active dialogue with shareholders in respect of the company's performance

⊕ The Chief Executive Officer's role description is available on gsk.com

Independent oversight and rigorous challenge

Non-Executive Directors

- provide a strong independent element to the Board
- constructively support and challenge management and scrutinise their performance in meeting agreed deliverables
- shape proposals on strategy and offer specialist advice to management
- each has a letter of appointment setting out the terms and conditions of their directorship
- devote such time as is necessary to the proper performance of their duties
- are expected to attend all meetings as required

Independence statement

The Board considers all of its Non-Executive Directors who are identified on pages 84 to 86 to be independent after being assessed against Provision 10 of the Financial Reporting Council's (FRC) UK Corporate Governance Code (Code). The review of the continuing independence and commitment of Lynn Elsenhans, who has served on the Board for more than nine years, is described on page 107. The independence and commitment of Vindi Banga, Dame Vivienne Cox, Dr Jesse Goodman and Urs Rohner, who will have served on the Board for over six years during the course of 2022, has been subjected to a rigorous review.

⊕ The NED's role description is available on gsk.com

Senior Independent Director
Vindi Banga

- acts as a sounding board for the Chair and a trusted intermediary for other Directors
- together with the Non-Executive Directors, leads the annual review of the Chair's performance, taking into account views of the Executive Directors
- discusses the results of the Chair's effectiveness review with the Chair
- leads the search and appointment process and makes the recommendation to the Board for a new Chair
- acts as an additional point of contact for shareholders, maintains an understanding of the issues and concerns of major shareholders through briefings from the Company Secretary and Investor Relations.

⊕ The Senior Independent Non-Executive Director's role description is available on gsk.com

Company Secretary
Victoria Whyte

- secretary to the Board and all Board committees
- supports the Board and Committee Chairs in annual agenda planning
- ensures information is made available to Board members in a timely fashion
- supports the Chair in designing and delivering Board inductions
- coordinates continuing business awareness and training requirements for the Non-Executive Directors
- undertakes internal Board and committee evaluations at the request of the Chair
- advises the Directors on Board practice and procedures, and corporate governance matters
- chairs the Group's Disclosure Committee
- operates a Board-approved appointments policy that reflects the Board and external appointment requirements of the current Code
- is a point of contact for shareholders on all corporate governance matters

GSK Annual Report 2021

Board committee information

The Board has established the following committees:

Board committee	Role	Membership comprises	Board committee report on page

Science
Supports the Board in its understanding of the key strategic themes, upon which the company’s R&D strategy is based, and of any external transactions, by performing in-depth reviews of the underlying scientific assumptions to give the Board technical assurance. It also undertakes more in-depth risk oversight of R&D-related risks

		Dr Jesse Goodman (Chair) Dr Hal Dietz (from January 2022) Dr Laurie Glimcher Charles Bancroft (from May 2021 to February 2022) Judy Lewent (until May 2021)	105-106

Corporate Responsibility
Considers GSK’s Trust priority and oversight of progress against the associated Trust commitments which reflect the most important issues for responsible and sustainable business growth. It has oversight of the views and interests of our internal and external stakeholders and reviews issues that have the potential for serious impact upon GSK’s business and reputation

		Lynn Elsenhans (Chair) Dr Anne Beal (from May 2021) Dame Vivienne Cox Dr Jesse Goodman	104-105

Transformation & Separation (Devolved into the committee architecture and disbanded in December 2021)	Advises and assists the Board on the transformation and separation of the company and oversees the associated risks in separating the Group into Biopharma and Consumer Healthcare companies	Sir Jonathan Symonds (Chair) Charles Bancroft Vindi Banga Dame Vivienne Cox Lynn Elsenhans Urs Rohner Judy Lewent (until May 2021)	110

Nominations & Corporate Governance
Reviews the structure, size and composition of the Board, the appointment of members to Board committees and the appointment of Corporate Officers and makes recommendations to the Board as appropriate. It plans and assesses orderly succession for Executive and
Non-Executive
directors and reviews management’s Succession Plan to ensure its adequacy
		Sir Jonathan Symonds (Chair) Charles Bancroft (from May 2021) Vindi Banga Lynn Elsenhans Urs Rohner Judy Lewent (until May 2021)	107-110

Is responsible for reporting to the Board, overseeing and monitoring corporate governance arrangements and for making recommendations to the Board to ensure the company’s standards and arrangements are consistent with existing corporate governance standards and emerging best practice. It also reviews the company’s conflicts of interest

Audit & Risk
Reviews the financial reporting process, the integrity of the company’s financial statements, the external and internal audit process, the system of internal control and the identification and management of risks, and the company’s process for monitoring compliance with laws, regulations and ethical codes of practice
		Charles Bancroft (Chair from March 2021) Vindi Banga Dr Anne Beal (from July 2021) Lynn Elsenhans Dr Laurie Glimcher Judy Lewent (Chair until March 2021 and member until May 2021)	111-115

Initiates audit tenders, the selection and appointment of the external auditor, setting their remuneration and exercising oversight of their work

Remuneration	Sets the company’s remuneration policy having regard to GSK’s workforce remuneration so that GSK is able to recruit, retain and motivate its executives	Urs Rohner (Chair) Vindi Banga Dame Vivienne Cox	119-152

The Remuneration policy is regularly reviewed to ensure that it is consistent with the company’s scale and scope of operations, supports the business strategy and growth plans, is aligned to the wider workforce and helps drive the creation of shareholder value

(The Chair and the CEO are responsible for evaluating and making recommendations to the Board on the remuneration of Non-Executive Directors)
Each Board committee has written terms of reference which have been approved by the Board and are reviewed at least annually to ensure that they comply with the latest legal and regulatory requirements and reflect best practice developments. The current full terms of reference of each Board committee are available on gsk.com. The number of committee meetings held and committee members’ attendance are described on page 94.
Details of committee members’ skills and experience are included in their biographies under ‘The Board’ on pages 83 to 86. In accordance with the FRC’s Code, the Board has determined that Charles Bancroft has recent and relevant financial experience. It has also agreed that he has the appropriate qualifications and background to be an audit committee financial expert as defined by the Sarbanes-Oxley Act of 2002, and has determined that he is independent within the meaning of the Securities Exchange Act of 1934, as amended.

GSK Annual Report 2021

Board architecture
The corporate governance framework is designed to improve the effectiveness of the Board and to support the GSK Leadership Team (GLT). It continues to evolve to support the delivery of our strategy and priorities. The alignment of our Board architecture with the Board’s agenda to support the demerger is illustrated on page 90.
GSK’s internal control and risk management arrangements, described on pages 112 and 46 to 54, are an integral part of our corporate governance framework.

Attendance at scheduled Board and committee meetings during 2021

	Board	Nominations & Corporate Governance	Audit & Risk	Remuneration	Science	Corporate Responsibility	Transformation & Separation	*

Total number of scheduled meetings	6	6	6	6	3	4	3

Members	Attended	Attended	Attended	Attended	Attended	Attended	Attended

Sir Jonathan Symonds	6	6					3

Emma Walmsley	6

Iain Mackay	6

Dr Hal Barron	6

Charles Bancroft	6	3 (3)	6		2 (2)		3

Vindi Banga	6	6	6	6			3

Dr Anne Beal	3 (3)		2 (2)			3 (3)

Dame Vivienne Cox	6			6		4	3

Lynn Elsenhans	6	6	6			4	3

Dr Laurie Glimcher	6		6		3

Dr Jesse Goodman	6				3	4

Urs Rohner	6	6		6			3

Judy Lewent	3 (3)	3 (3)	3 (3)	3 (3)	1 (1)		2 (2)

Number of ad-hoc meetings	15	7	4	7	6	1

For Charles Bancroft, Dr Anne Beal and Judy Lewent, the numbers in brackets denote the number of meetings which these individuals were eligible to attend. Dr Beal joined the Board and the Corporate Responsibility Committee on 6 May 2021 and the Audit & Risk Committee on 23 July 2021. Charles Bancroft joined the Science and Nominations & Corporate Governance committees on 6 May 2021. Judy Lewent retired from the Board following the AGM on 5 May 2021.

In addition to the ad-hoc meetings included in the table above, the Chairs’ Committee, that was established at the end of 2020, met on 15 occasions to consider various items of business during 2021.

* The Transformation & Separation Committee was devolved into the committee architecture and disbanded in December 2021.
The Board is pleased to report that in 2021 it was in full compliance with the provisions of the FRC’s Code, with the exception of Code provision 38. This requires alignment of pension rates for executive directors with those available to the local workforce. From 1 January 2023 any current Executive Directors still in role will have their pension rates aligned to the wider workforce local to them. This will then replicate the pension arrangements for any new Executive Directors appointed to GSK. This transition was set out in the 2019 and 2020 Annual Reports. In addition, provision 38 requires that only base salary should be pensionable; however, US pension arrangements for employees allow basic salary and bonus to be pensionable. Following Dr Barron’s transition to a
Non-Executive
Director with effect from 1 August 2022 this requirement will be met.
The Board is also pleased to report that it has consistently applied the principles of the FRC’s Code as set out in the pages of this and the Remuneration reports. A copy of the Code is available on the FRC’s website, www.frc.org.uk.

GSK Annual Report 2021

Board activity

The Board discharges its responsibilities through an annual programme of meetings. Papers and presentations are given to the Board (and its committees) to focus its oversight of strengthening the fundamental elements of the business and its growth-based performance ambitions, the transformation and separation of GSK to create two world-leading companies and our ESG leadership priorities in pursuit of the company’s strategy.
This information helps the Board facilitate effective decision making and input, or aid the Board’s oversight and awareness of business performance or routine good governance practices operated by the company. Further details of a selection of principal decisions taken by the Board (and its committees) and how the interests of relevant stakeholders were taken into account in arriving at their decisions are set out on pages 96 to 98.
Items of business considered critical to GSK’s long-term success through the achievement of the key priorities are highlighted below.

Areas of focus in 2021

Further strengthening GSK’s fundamentals	The Board’s oversight of the fundamentals of the commercial execution, cost base, capital allocation, pipeline and culture included:
– receiving regular progress updates and providing input into the company’s Vaccines mRNA strategy plan
– receiving and discussing commercial strategy performance reports from Pharmaceuticals, Vaccines and ViiV Healthcare businesses
– reviewing and approving the objectives and ambitions for the company and patients that were announced at the Investor Update in June
– approving GSK’s progressive new dividend policy
– approving the Board’s 2021-23 priorities
– approving business development transactions and strategic partnerships with third parties, including Vir Biotechnology, CureVac, iTeos and Alector
– receiving updates on R&D strategy, progress and the company’s pipeline
– receiving quarterly reports from the CEO, CFO and CSO
– scrutinising the Group’s financial performance
– setting the company’s new purpose and simplified culture
– oversight of projects and collaborations with third parties, to develop vaccines and treatments for COVID-19
– reviewing the risks and impacts of COVID-19 on the Group’s business and performance
– approving the terms of the global settlement and licensing agreement with Gilead
Separation of Consumer Healthcare	The Board’s preparation for the demerger as a value-based process included:
– regularly discussing and scrutinising transformation plans for Consumer Healthcare business
– receiving and discussing commercial strategy performance reports from Consumer Healthcare business
– discussing plans for Consumer Healthcare up to and beyond separation as Haleon at the annual Board and GLT strategy day
– approving the appointment of the Haleon Chair and CEO designates and planning for the Haleon Board composition
– reviewing and rejecting unsolicited proposals for the Consumer Healthcare business
New GSK	The Board’s oversight of the creation of GSK as a pure biopharma business and delivering a step change in performance included:
– regularly discussing and scrutinising transformation plans for new GSK
– discussing plans for the company up to and beyond separation as new GSK a pure biopharma company at the annual Board and GLT strategy day
– reviewing and approving the objectives and ambitions for the company and patients that were announced at the Investor Update
– receiving updates on R&D strategy, progress and the company’s pipeline

–  succession planning for the new GSK Board, including approval of the appointments of a new Non-Executive Director and Corporate Responsibility Committee Chair successor and a new Non-Executive Director and designated Scientific & Medical Expert

Maintaining ESG leadership	The Board’s oversight of Trust and the ESG agenda included:
– approving the Trust section of the Annual Report
– approving the Task Force on Climate-related Financial Disclosures in the Annual Report
– delegating specific responsibility to the Corporate Responsibility Committee for oversight of Human Rights in the company’s operations
Regular governance oversight	The Board’s focus on a routine programme of good governance activities included:
– reviewing the quarterly financial results, dividend proposal, earnings guidance, investor materials and results announcements and receiving reports from the external auditor
– approving the Annual Report and Form 20-F
– setting the annual budget and plan, and the forward-looking three-year forecast
– conducting an annual review of the Board’s enterprise risk responsibility framework and enterprise-wide risks
– considering observations and agreeing actions from the Board’s external evaluation
– reviewing and continuing to evolve the Board’s governance architecture
– evaluating the CEO’s 2020 performance, and setting her 2021 objectives
– reviewing the annual talent and succession plan
– receiving reports from Board committees and the Workforce Engagement Director
– discussing the employee PULSE survey results
– receiving reports on corporate governance and regulatory developments and the Company Secretary’s report
– approving the company’s modern slavery statement and gender pay gap positioning
– reviewing stakeholder perception research

GSK Annual Report 2021

Board progress in 2021
The Board and its committees have been highly focused on their key priorities and ensuring GSK’s fundamentals continue to be enhanced.
Board members’ decision making on these significant matters included the consideration of the interests of GSK’s key stakeholders and how decisions could potentially affect them. The papers considered by the Board and its committees sought to highlight the relevant stakeholder impacts of and perspective on these matters – whether positive or negative.
Selected examples of some of the principal decisions taken by the Board in 2021, and how the Board considered relevant stakeholders’ perspectives are described below:

Progress area	Principal decision	How Board/Committee regarded stakeholder interests	Stakeholder groups, and other section 172 duties considered

Commercial execution	China: The Audit & Risk Committee recommended incremental changes to the commercial model in China to the Board for approval Further details are available on page 111
The Committee reviewed GSK China’s implementation of the healthcare professionals (HCP) speaker engagements and sales force incentive (SFI) policy changes to date. It noted tangible improvements observed in our people and customer engagement

In this context, the Committee considered further incremental changes to our HCP engagement and SFI programme in China. This included a plan for an increase in the number of city-level Healthcare Organisations (HCOs) to increase our reach. Further improvement of HCP coverage across the country enables our innovative Specialty Care products to ultimately reach more patients. To continue to safeguard key stakeholder interests including patients, the Committee reviewed a risk assessment, the training approach and the proposed implementation of controls over the new potential HCOs before recommending this change

Stakeholders:
HCPs and medical experts, employees, investors, governments and regulators, patients and consumers

Other s172 duties:
Long-term results, our workforce, business relationships and reputation

Cost base	Transformation programme: The Board concluded its oversight of the savings made from the transformation programme to achieve a cost base competitive with its peers
The Board agreed to the acceleration of this programme to generate additional savings that could be invested in the R&D pipeline for the potential benefit of patients and to deliver shareholder returns
Stakeholders: Investors, patients and employees Other s172 duties: Long-term business performance, our workforce and our business relationships

Capital allocation	Dividend policy change: The Board reviewed and approved the implementation of a new progressive dividend policy for implementation from 2022 Further details are available on page 111
The Board, with support from the Audit & Risk Committee, carefully considered this matter before concluding to move to a progressive dividend policy from 2022. In consideration of its duties, the Directors examined the importance of predictable returns, particularly in uncertain times

As part of its deliberations, the Board carefully balanced the impact of and trade-offs between reducing the dividend against the importance of setting up new GSK with the right capital structure and the resources to invest, grow and improve shareholder returns over the longer term

Ultimately, the Board determined that setting a progressive dividend policy in this way would support the investment needed to deliver growth, unlock further shareholder value and develop an even stronger pipeline of innovative products capable of transforming the lives of our patients
Stakeholders: Investors, patients and our people Other s172 duties: Our long-term results, workforce and business relationships and reputation and fairness between our shareholders

Pipeline
Business development, collaborations and deals:

The Science Committee considered the scientific merits of these opportunities prior to the Board’s review and approval

Further details are available on page 106

The Science Committee and Board reviewed many business development opportunities during the year. Those leading to concluded transactions included:

–  A collaboration with iTeos Therapeutics to enable next generation immune-oncology combinations

–  Expansion of the collaboration with Vir Biotechnology to advance new therapeutics for influenza and other respiratory viruses and

–  Collaboration with Alector to
co-develop
anti-bodies for neurodegenerative diseases

These deals were considered in the context of their potential to help GSK deliver transformational medicines to patients
Stakeholders: Patients, employees and investors Other s172 duties: Our long-term results, workforce and business relationships

GSK Annual Report 2021

Board progress in 2021
continued

Progress area	Principal decision	How Board/Committee regarded stakeholder interests	Stakeholder groups, and other section 172 duties considered

New growth ambitions
Investor Update:

The Board approved the June Investor Update (IU) objectives and ambitions with a focus on GSK’s growth outlook and for maximising shareholder value creation including:

–  competitive growth and margin outlook

–  competitive sustainable returns and value creation and

–  new ambitions for shareholders and society

Further details are available on page 111

The Board drew on comprehensive investor feedback and other key stakeholder research and outreach to help inform and shape the agreed ambitions shared at the IU event for new GSK, our patients and shareholders, and impacting the health of more than 2.5 billion people over the next ten years. The Audit & Risk Committee also reviewed the proposals

The details of how stakeholder interests were then taken into account by the Remuneration Committee when incorporating key IU ambitions into the updated 2022 Remuneration policy for GSK are described in the ‘Remuneration policy review’ principal decision below

Stakeholders:
Patients and consumers, our people and investors, governments and regulators, non-governmental
organisations and multilateral organisations

Other s172 duties:
Long-term business performance, our workforce, business relationships, the community and our environment, our reputation and fairness between our shareholders

Separation of Consumer Healthcare
Rejection of unsolicited proposals for CH business:

–  The Board had ensured that the CH business was well-positioned to sustainably grow ahead of its categories in the years to come and had a highly skilled management team to lead it

–  It was confident that the CH business could sustainably deliver organic sales growth in the range of 4-6% (CER) over the medium term

Having completed this foundational work, the Board was well-positioned to consider the unsolicited, conditional and non-binding proposals received to acquire the CH business

The proposals were rejected as they were not in the best interests of shareholders since they fundamentally undervalued the business and its future prospects

Stakeholders:
Patients and consumers, our people, investors, governments and regulators, non-governmental organisations and multilateral organisations

Other s172 duties:
Long-term business performance, our workforce, our business relationships, the community and our environment, our reputation and fairness between our shareholders

Demerger of CH:

TheBoard approved:

–  the retention of a stake in the Consumer Healthcare company, Haleon, post demerger

–  Haleon’s opening capital structure and

–  the separation of CH to create Haleon by mid-2022

Further details are available on page 110

The Board, supported by the Transformation & Separation Committee, considered the best way to release maximum shareholder value, and for the two companies be set on firm foundations to be able to most effectively serve their patients and customers respectively

This included the most appropriate capital structures required for the two companies to be competitive, how to distribute shares in Haleon to GSK’s shareholders, whether to retain a stake in Haleon, and on which exchanges Haleon should list and why

Stakeholders:
Patients and consumers, our people and investors, governments and regulators, non-governmental organisations and multilateral organisations

Other s172 duties
Long-term business performance, our workforce, our business relationships, the community and our environment, our reputation, and fairness between our shareholders

Remuneration
Remuneration policy review:

The Remuneration Committee approved a new 2022 Remuneration policy and measures for the biopharma company, which is subject to a binding shareholder vote at our 2022 Annual General Meeting. It incorporates new long- and short-term incentives including:

–  Sales and adjusted operating profit growth measures aligned to the IU ambitions and

–  ESG measures reflecting the company’s work in this regard

Prior to developing the new 2022 Remuneration policy (the new policy), on behalf of the Remuneration Committee, the Remuneration Committee Chair and the Chair:

–  considered investor feedback on the key ambitions set out at the IU event and engaged with its major investors, and proxy advisers on the proposed changes

–  consulted with the Corporate Responsibility Committee on GSK’s ESG commitments and Trust priorities

–  listened to the views of an ESG expert, outlined in the ‘ESG leadership’ principal decisions below, concerning views of stakeholders on the linkage of ESG to remuneration incentives and

–  met with the Chief People Officer and the HR leads for each area of the business to hear their views on remuneration arrangements at GSK and wider workforce pay alignment opportunities for new GSK

They also consulted with investors and proxy advisers on the new policy proposals. Following engagement, the Committee then carefully considered the feedback before finalising the design of the new policy

Further details are available on pages 143 to 152

Stakeholders:
Our people, investors, patients and consumers, governments and regulators and proxy advisers

Other s172 duties:
Long-term results, our workforce the community and our environment and our reputation

GSK Annual Report 2021

Board progress in 2021
continued

Progress area	Principal decision	How Board/Committee regarded stakeholder interests	Stakeholder groups, and other section 172 duties considered

ESG leadership
Leading ESG expert view and insights on GSK:

Following a wide-ranging and comprehensive briefing and debate with a recognised ESG expert, the Corporate Responsibility Committee agreed a programme of actions to further improve our ESG communications and IR engagement by:

–  providing further evidence, metrics and data to investors of how the company’s culture is being transformed

–  more proactively targeting our long-term investor base and

–  increasing the availability of our Board committee Chairs to help strengthen understanding of their committees’ approach and work

Further details are available on page 105

The ESG expert:

–  provided an overview of ESG investor expectations

–  described major trends in ESG and the causal drivers

–  covered GSK and sector specific issues, including culture, net zero and intangibles and

–  shared developments around ESG links to remuneration

The Committee considered the positive and negative historical stakeholder perceptions together with GSK’s focus on purpose, mission and culture

The company’s new environmental sustainability goals had been announced the previous year. The company’s approach could be further enhanced by strengthening the alignment to remuneration incentives with delivery of ESG ambitions. The expert’s insights were considered as part of the development by the Remuneration Committee of the ESG remuneration measures explained in the Remuneration Report

Stakeholders:
Investors, patients, employees, governments and regulators, non-governmental organisations and multilateral organisations

Other s172 duties:
Long-term results, our business relationships, the community and our environment, our reputation and fairness between our shareholders

New GSK
Board succession planning:

The Nominations & Corporate Governance Committee agreed:

–  a set of key guiding principles for the new GSK Board and

–  an optimal Board skills matrix

This supported the development of a roadmap for future appointments over the medium term to help deliver on our stated ambitions for patients and shareholders

Further details are available on page 107 and 108

The Committee considered the optimal future composition of the new GSK Board for the future

To appropriately reflect stakeholder interests, the Board wished to be constituted so as to:

–  be diverse in the broadest sense

–  have appropriate operational depth across the life science value chain and from a general commercial perspective

–  have experience of major customer markets, and

–  needed the skills and insights of members who could continue to ensure the company’s leadership position in ESG
Stakeholders: Patients and consumers, our people and investors Other s172 duties: Our long-term business performance, workforce and business relationships and reputation

Settle significant litigation
Gilead – Dolutegravir global settlement

The Board approved the terms of the global settlement and licensing agreement in which Gilead would:

–  make an upfront payment of $1.25 billion to ViiV Healthcare and

–  pay a 3% royalty on all future US sales of Biktarvy and in respect of the bictegravir component of any other bictegravir-containing products sold in the US

The decision to settle this global litigation was taken after careful consideration in the context of bringing certainty for investors and to support additional investment in the business for the future and thereby benefiting patients and investors

Further details are available on page 58
Stakeholders: Investors, patients, governments and regulators Other s172 duties: Long-term results, our business relationships and our reputation

GSK Annual Report 2021

Board’s approach to continuous engagement

How we engage with our main stakeholder groups – including patients, shareholders, consumers, customers and employees – across the company is summarised on pages 44 and 45 of our strategic report.
How the Board considered the interests of our stakeholders in its discussions and decision making in 2021 is set out in the:

–	Section 172 statement on page 116, and the sections it references in this Annual Report

–	principal decisions the Board and its committees made, on pages 96 to 98
Our stakeholders rightly have high expectations of us. Our dynamic operating environment presents many challenges and opportunities. The Board aims to make sure that remaining commercially successful is balanced and aligned with meeting our stakeholders’ expectations, upholding our reputation, maintaining our licence to operate and building trust. The Board engages with many stakeholders, to ensure it identifies and responds to their expectations effectively.
The influence and importance of different stakeholder groups can vary, depending on the matter being considered. Certain stakeholders’ interests can be in conflict, meaning the Board needs to make balanced judgements.
Stakeholder engagement and feedback helps us identify emerging issues. It also enables the Board to make decisions in the context of what is relevant and important to each of them.
Our principal Board committees, and the GLT, undertake engagement on the Board’s behalf in accordance with their remit. This means that they can build a detailed understanding of how our actions or plans are/or may impact stakeholders. These insights are shared with the Board, as appropriate.
In particular, the Board receives a substantial amount of information about stakeholders’ perspectives from the work of the Corporate Responsibility Committee, which is discussed on pages 104 and 105.
Board members regularly receive:

–	the CEO’s Board report

–
a specific external stakeholders report. This provides strategic insights based on an analysis of key developments, achievements and risks impacting our reputation and the perceptions of external stakeholders

–	a monthly investor relations report which summarises investor perceptions

–	regular corporate governance and litigation and regulatory updates
The Board also learns of stakeholder views through:
Engagement and feedback events such as:
the quarterly investor results calls, the annual general meeting, employee survey reports, and through the Workforce Engagement Director’s reports and experts presenting at Board or committee meetings. In particular, during 2021, the Investor Update and the Chair and SID’s meeting with Investor Forum members provided additional sources of investor feedback.
Other opportunities:
to gain wider stakeholder views are provided during the annual strategy meeting with the GLT, as part of the annual budget and planning process, and in reviewing specific aspects of the company’s policies or strategy.
In addition, Board members are encouraged to meet individually with employees, shareholders and other key stakeholders during their induction, and then on an ongoing basis. They are encouraged to report to the Board on such experiences where relevant and material.

Our people
We have well-established and strong engagement mechanisms with our colleagues, which are described on pages 11 and 45. Two key governance channels help communicate what our people are thinking to the boardroom:

–	feedback from our global, as well as smaller, more targeted PULSE employee surveys

–	the work of our Workforce Engagement Director, Dame Vivienne Cox, who regularly gathers and explains colleagues’ views to the Board, as she outlines below
The Chair and other
Non-Executive
Directors also regularly meet our people around the Group and report back to the Board. As
COVID-19
restrictions permitted during the year, they were pleased to meet with our employees in person, individually and in small groups, as well as continuing to meet virtually.
The Chair, Workforce Engagement Director and Corporate Responsibility Committee Chair designate met with leaders of our employee resource groups (ERGs), for example, as part of a continuing dialogue about progress on our inclusion and diversity agenda, as well as on other issues that mattered to ERG members and employees.
2021 has been a significant year of change for our people. The Future Ready transformation programme has intensified and increased anticipation around the demerger of Consumer Healthcare and the shape of GSK. Ahead of this, PULSE surveys with smaller groups of employees have meant that the Board and GLT could check sentiment more quickly and frequently, and could provide valuable insights on the impact of major initiatives, events or communications.

GSK Annual Report 2021

Board’s approach to continuous engagement
continued

This year, the Board and GLT spent more time in listening sessions with leaders and small groups of employees who have front-line roles across the company. This has helped to better understand the future of and build people’s confidence in GSK – as well as testing and listening to feedback on the new purpose, strategy and culture. In 2021 Emma held more than 25 small group sessions with the workforce. The GLT cumulatively held more than 40 sessions specifically focused on new GSK. This provided rich feedback, which has helped shape internal communications and achieve record engagement levels, with 37,000 employees joining two live events.
Post-event surveys show good progress is being made in explaining new GSK and building confidence, with less positive sentiment around how employees have been feeling. The Board is acutely aware that the pandemic has increased fatigue and reduced resilience for many of our people. This has reinforced the importance of prioritising and caring for our people and providing the support they need to be successful. The Board monitors this not only through employee engagement, but also with quarterly monitoring of how many employees are taking up support, how many are absent, and how many are leaving the company. The Board was pleased that the GLT chose to recognise every employee with a week’s thank you pay award in recognition of resilience and strong delivery in extraordinary circumstances.

Workforce Engagement Director

This is my third year as Workforce Engagement Director. In this time, I have appreciated the chance to meet with different people across the company and to listen carefully to their views and perspectives. During the year, the engagements I have attended have continued to be virtual; however, I am very pleased that this has not prevented people from being very open and transparent in their discussions with me.

Other engagement programme highlights

I joined a Site Directors’ and Site Quality Leaders’ meeting comprising a group of employees who had recently been appointed to these roles. My meeting with them was part of a longer induction programme they undertake. I took part in the session where they discussed the impact of the new culture on their roles. They stressed the importance of ensuring continuous improvement at their sites.

Purpose, strategy and culture

In the
mid-point
of 2021, I met with HR leaders and I was impressed by their energy and commitment, through to and beyond separation. It was clear that their focus on People, Culture, Leadership and Capability would be key to supporting an environment where people can thrive, and additionally how important the new simplified HR systems and operating model would be to ensuring quality support for all our people.

The ‘Ahead Together’ session was an ambitious and well- received two-day
digital event which brought together 1,500 employees from around the world. The objective was to share thinking and progress on the launch of two new companies and exchange ideas about the opportunities that lie ahead.

Finally, I spent time with a group of high potential Commercial employees from the Greater China and Intercontinental region who were completing a virtual development programme. We discussed their key learnings, which were the importance of developing resilience and building trust.

After each meeting with an employee group, I share my thoughts and observations with the leaders and the Board on a non-attributable
basis. Perhaps the most valuable aspect is that on an ongoing basis, those views and perspectives can be factored into the Board and GLT discussions and decision making.

Dame Vivienne Cox
Workforce Engagement Director
28 February 2022

As I established the programme of visits at the start of 2021, I was conscious that it would be a year of significant change. The transformation programme to restructure the Group in advance of separation was launched in 2020. It has continued throughout 2021 and, with it, there has naturally been some uncertainty for our people. Therefore, I was keen to use my role to understand the impact of these changes on the organisation. Additionally, as the separation has been getting closer, it has raised questions in the minds of our people about the future shape of new GSK and the Consumer Healthcare business as a new listed company. In particular, I wanted to understand how the work done by the Board and the GLT to define a new purpose, strategy and embed a new simplified culture, which is discussed elsewhere in the Annual Report, was being experienced.

Probably the most consistent message I have heard this year is the value people attach to working for a company with a strong sense of purpose and a clear strategy. Additionally, the people I have met are supportive of the new culture. They appreciate the simplicity and the clarity that it brings.

I have continued, with Jon, our Chair, to engage with our diversity Employee Resource Groups (ERGs), specifically on the impact of the announcement of the company’s public aspirations for improving ethnicity and gender representation in the workforce and leadership positions. Overall, their responses were positive while continuing to encourage the Board and GLT to intensify their efforts to support and promote diverse talent.

GSK Annual Report 2021

Board’s approach to continuous engagement
continued

Our shareholders
The Board seeks to directly engage with private retail and institutional shareholders in several ways. These include regular communications, the Annual General Meeting and our annual Governance Meeting, and through the work of our Investor Relations team, the Chair, Sir Jonathan Symonds and our Company Secretary, Victoria Whyte.
During the year, our CEO, Emma Walmsley, and CFO, Iain Mackay, gave quarterly results presentations to institutional investors, analysts and the media by webcast teleconference. They are also regularly joined by the CSO, the Chief Commercial Officer, CEO, ViiV Healthcare, President Global Vaccines and the CEO, GSK Consumer Healthcare. They are available to provide more detailed insights into their areas of responsibility.
Through regular meetings, Emma and Iain have an ongoing and active dialogue with institutional shareholders about our performance, plans and objectives. In 2021 the CEO held 56 individual meetings with major shareholders and hosted 32 group meetings with actual and potential major shareholders. The CFO held 84 individual meetings and 46 group meetings.
The Chair has always maintained an active dialogue with shareholders too – including fund and portfolio managers – as well as seeing governance professionals. During 2021 the Chair held 43 meetings with a range of investors, who make up nearly 40% of the company’s share register. This enables him to have a current understanding of investor views, insights and perspectives about the company.He also covers with investors, Board succession planning arrangements in his capacity as Chair of the Nominations & Corporate Governance Committee.
The Chair, CEO and the rest of the Board had a particular focus in 2021 on communicating our plans about the demerger to shareholders and the future ambitions for GSK as a biopharma business. As part of this extensive outreach, in June the CEO and other members of the GLT hosted a virtual Investor Update to provide a clear view of the strategy for GSK and its outlook for growth and ambitions.
In October at an Investor Forum-hosted event, and in December at the annual Governance Meeting, the Chair provided an update on how the Board and its committees have aligned their work to drive the demerger and establish key governance workstreams to support delivering it and to focus GSK’s future as a biopharma business.
Investor materials for these events are available on gsk.com.
Annual Governance Meeting
This year’s event was virtual with institutional shareholders, key investment industry bodies and proxy advisory firms. The Chair was joined by our Senior Independent Director, Workforce Engagement Director, Committee Chairs and GSK’s external audit partner.
We shared with investors the priorities and focus of the Board and its committees and progress made in 2021. This included a continued focus on strengthening the fundamentals of the business, maintaining ESG leadership, strong oversight of progress towards separation to create a world-leading Consumer Healthcare company and the new growth outlooks and ambitions set for GSK to deliver a step-change in performance from 2022.
The Remuneration Committee Chair shared details of the Committee’s review of executive remuneration arrangements for GSK ahead of separation. This included an updated GSK policy, focused on reinforcing the delivery of the public performance ambitions set out in the IU in June 2021 and delivery of our public ESG commitments. This will be submitted to a binding shareholder vote at the 2022 AGM.
The Workforce Engagement Director discussed her programme of engagements to gather and help the Board further understand our people’s perspectives on our new purpose, strategy and the new simplified culture and the CH demerger.
The meeting was well received and shareholder feedback was shared subsequently with the rest of the Board.
Annual General Meeting
Due to restrictions on public gatherings in light of the
COVID-19
situation at the time, shareholders were unable to physically attend the 2021 AGM held at our registered office in Brentford. Therefore, our priority was to seek to provide live electronic access to the AGM for as many shareholders as possible. Our aim was to promote a similar type of meaningful engagement with the Board as would occur at a conventional AGM. Pleasingly, 142 shareholders joined the meeting electronically to watch or listen to updates from our Chair and the CEO, to ask questions, and vote. All our proposed resolutions were approved by shareholders, with majorities ranging from 93% to 99%.
It is intended that our AGM in May 2022 will be held at the Sofitel London Heathrow Hotel and will use a hybrid format to allow our shareholders the flexibility to attend, ask questions and vote either in person or electronically. See further details on page 291.

GSK Annual Report 2021

Board-led
purpose and culture

The Board’s role is to promote GSK’s sustainable success, drive long-term growth for shareholders and value for stakeholders. Our strategic report on pages 1 to 81 demonstrates how we work to achieve these goals. Our Corporate Governance report on pages 83 to 118 explains how our governance arrangements support our oversight of the strategic transformation into two separate businesses, as well as our new ambitions for patients and shareholders. This work will be supported by our renewed company culture.
The Board is responsible for setting the Group’s overall purpose and culture. This is fundamental to conducting our business to the highest standards, promoting long-term success and unlocking, protecting and maximising value for shareholders.
In the four years Emma Walmsley has been CEO, the Board has worked to change our culture. While always being guided by our purpose and values, our culture is moving to one that works more effectively towards our long-term strategic priorities: Innovation, Performance, Trust. The Board saw the momentum and ambition around the two new businesses in 2021 as a unique opportunity to unify our people behind one purpose, one strategy and one culture.
Our new purpose is to unite science, talent and technology to get ahead of disease. We have a clear ambition to make an even more meaningful impact on human health and create better, more sustainable returns. We want to do this in an environment that allows outstanding people to thrive.
For the Board, ‘getting ahead’ means preventing disease as well as treating it. It means innovating by combining ideas, capabilities and know-how
inside and outside GSK. Our focus for R&D is to deliver new vaccines and medicines using the science of the immune system, human genetics and advanced technologies. And we do this making a deep commitment to our stakeholders to operate responsibly.
Essential to these plans is embedding a new, simplified culture, one in which we:

–	are ambitious for patients, by delivering what matters better and faster

–	are accountable for impact, by having clear ownership and the support to succeed

–	do the right thing, by working with integrity and care and understanding that people count on us
The Board’s discussions during the year focused on the new purpose and culture centred on:

–	the rationale for this change

–	a review of employee engagement and feedback when trialling this change

–	the next steps the Board and GLT needed to take to make this change real for our people

To more clearly identify where we are making progress – and where we need to make changes – the Board and GLT have changed how we track and measure this culture change. We are now using more insights, measuring more frequently, being more responsive and making this information easier to access. This will help drive progress in the short term and make significant change over the long term. This will help drive progress in the short-term and make significant change over the long-term. For further details see page 11.
The Board was also briefed on the proposed new mission, strategy and culture for Haleon. Its culture will be focused on three behaviours:

–	Go beyond

–	Do what matters most

–	Keep it human
These are described in more detail on page 43 and were launched formally by the Haleon Chair and CEO Designates at their Capital Markets Day on 28 February 2022.
The Board will also support GSK’s new culture by appointing and promoting the right people, upholding and incentivising the right behaviours with strong governance controls and thorough processes, and training and developing employees.
The Board recognises that the ‘tone from the top’ drives a company’s culture. The Board and GLT must be role models and lead by example, using their words, actions and behaviours to set the template for our people. Like all our people, members of the Board take the following key training and awareness modules:

–	Living our values and expectations, which explores our values, expectations and culture and how they apply to our operations and ways of working

–	Anti-bribery and corruption

–	Inclusion and diversity
For more detail about our new, single definition of culture, and how we invest in and reward our people, see 11 and 37.
The Board also remains committed to getting ahead of issues that matter for the sustainability of our company, be it pricing and access, the environment, or stronger diversity and inclusion. More progress in these areas is set out on pages 34 to 40 of our strategic report and in our ESG Performance Report, available on gsk.com.
Our Code of Conduct embodies our values, so the Board reviews and refreshes it regularly. It is available on gsk.com.
Our corporate standards and employee policies are aligned with our values. They include our long-standing Speak Up system, which enables our people to raise matters confidentially or anonymously without fear of reprisal. The Board, through the Audit & Risk Committee, reviews Speak Up reports provided by our Legal and Compliance team. Our Speak Up channels and reports are managed by an independent third party, with cases then investigated by Legal and Compliance.

GSK Annual Report 2021

Board performance

The Board evaluates its performance, and that of its committees, every year and is facilitated externally at least once every three years. External evaluations were facilitated in 2019 and 2020 by Jan Hall of No 4, a business advisory company.
In 2021, the Board and Committee evaluation process was a composite of three key assessments.
First, Korn Ferry conducted interviews with each Board Director to elicit their views on the ideal future composition of the Board. Directors were provided in advance with information on peer company Board composition and committees as an input to these discussions. The conversations with Board Directors covered a range of topics including:

–	The key challenges and opportunities for GSK over the next five years (eg science, M&A, China, areas of management strength and support)

–	The culture of GSK

–
Which skills and experience to prioritise in recruiting new
Non-Executive
Directors to the Board. The imperatives and desirable attributes were considered against the strategic opportunities that lie ahead and

–	The workings of Board committees and how they obtained external input
The findings formed the basis for the transition plan and optimal composition of the new GSK Board. The Nominations & Corporate Governance Committee report on page 107 explains how the results of this work are being taken forward. The next step followed the annual Board and GLT strategy meeting, when
Non-Executive
Directors formed three groups to discuss their thoughts on the day’s discussions. They agreed their key insights and priorities. These were then debated by the Board the next day. The conclusions reached were incorporated into the Board’s priorities for action in 2022. Finally,
Non-Executive
Directors completed a short questionnaire on the performance of the Board and its committees during the year. The responses were collated and summarised before being considered by the Board.
The Board then agreed updated priorities for the year ahead which encapsulated the actions identified at each stage of the evaluation process. In addition, it was agreed to use the annual Strategy meeting of the Board and GLT in the Autumn of 2022 to reset and recalibrate the Board for the future as new GSK.
Board committees
The review of the Board committees involved questionnaires being completed by committee members. Each committee was considered to operate effectively. To enhance their performance further, the following improvement points were agreed:

–	Corporate Responsibility: to continue to bring direct external stakeholder perspectives into the Committee’s discussions to provoke quality debate in respect of the company’s Trust priority

–
Audit & Risk:
to continue to balance the Committee’s work between current issues and longer term perspectives. The Committee would also continue to seek more focused materials to enhance its oversight further

–	Remuneration: to bring more external perspectives on changing remuneration practice and trends to the Committee’s attention to ensure it remained contemporary in its thinking

–	Nominations & Corporate Governance: to focus on delivery of the transition plan to create the optimal composition for the new GSK Board

–	Science: to continue to support the CSO and his leadership team whilst providing its perspectives and opinions on R&D’s work external stakeholder perspectives into the Committee
Chair
The SID sought feedback from each of the Directors on the performance of the Board and Chair. The unanimous view was that the Board is functioning very effectively and has been continually strengthened; and the Chair has provided excellent leadership throughout an important and eventful year. Board culture was very inclusive and purposeful in focusing on the really important issues of strategy, performance and talent.

Progress on 2020 Board evaluation
Progress against the conclusions of the 2020 Board evaluation review is set out below.

Areas of focus for 2021	Progress/achievements

Consideration had and would continue to be given to stop any unnecessary tasks to free more time to focus on the priorities with the pre-condition
that creating shareholder value was of prime importance
Board priorities were agreed and adhered to in structuring Board discussions. Key priorities were the key driver in examining performance and transactions. This would remain a key focus.

Consideration would also be given to making the best use of the Board’s time during virtual meetings and incorporating opportunities for ‘unstructured discussions’ where possible
There was increased use of
break-out
sessions to focus on and bring different perspectives to particular issues. In October, to facilitate greater in person interaction despite ongoing
COVID-19
restrictions, the Board, committee and annual strategy meetings were held at dual sites in the UK and US. The Chair led the meeting in the UK for UK/European-based Directors and the CEO led the meeting for
US-based
Directors.

In addition, specific time was set aside for GLT members to meet with Board members without a set objective or agenda. These discussions were greatly appreciated by all and a welcome opportunity to connect.

The Science Committee would look to further deepen its understanding of how R&D’s resources were allocated	The Board and Science Committee meeting agendas were designed to facilitate these deeper dives in line with Board’s agreed key priorities. See page 106

There was a desire to further enhance root cause analysis that was undertaken when incidents or issues occurred. This was to ensure they could be avoided in the future and as part of the Group’s approach to further improving performance

This enhanced approach was the foundation of the global safety review.

GSK Annual Report 2021

Board committee reports

Corporate Responsibility Committee report
Lynn Elsenhans
Corporate Responsibility Committee
I am pleased to present this report, which will be my sixth and final one as Chair of the Corporate Responsibility Committee (the Committee).
Role of the Committee
The Committee oversees GSK’s Trust priority and the company’s progress against our Trust commitments, which reflect the most important areas for responsible and sustainable business growth. Our Trust priority covers management’s work across ESG factors, and it is integral to GSK’s overall strategy.
The Committee has oversight of the views and interests of our internal and external stakeholders and reviews issues that could seriously impact GSK’s business and reputation.
In doing so, the Committee has continued to oversee:

–	progress on our Trust commitments through regular reports from GLT members and senior managers

–	GSK’s approach to managing the risks and opportunities associated with ESG factors that help create value for shareholders and society

–	management understanding of key issues and stakeholder perspectives by listening directly to key independent expert voices and

–
the principal risks most relevant to its area of expertise and responsibility, namely: product quality, non-promotional
engagement, supply continuity, environmental ,sustainability and health and safety

Key activities in 2021
Safety culture:
The Committee reviewed progress on the delivery of a global safety improvement plan across GSK’s businesses developed after a comprehensive and far-reaching external evaluation of our safety culture. In reviewing the actions for embedding and sustaining the plan’s safety improvements into the future, the Committee has encouraged a strong focus on:

–	education and training to further build capabilities; while

–
ensuring there is clear accountability from leaders for safety through heightened awareness and application of GSK’s simplified culture to “do the right thing with integrity and care because people count on us”

Inclusion & diversity (I&D):
The Committee continued to assess the progress of GSK’s I&D strategy and commitments. This has included in particular, implementation of changes to HR processes and monitoring arrangements needed to support the delivery of the aspirational diversity targets announced in last year’s Annual Report. The Committee considered key requirements of strengthening succession planning arrangements for diverse talent and the application of the broad concept of ‘equity’ in the workplace to further evolve the I&D strategy. I&D is an incredibly important part of the culture at GSK and the Committee reviews and supports the comprehensive annual I&D training and awareness session undertaken by the Board and all our people.
Charitable giving:
GSK has had a tremendous and longstanding commitment to charitable giving and community involvement. The Committee reviewed this existing approach and how GSK compares to its peers. It considered how to leverage this approach to align to GSK’s core purpose, strategy and culture and encouraged its impact to be measured in terms of its contribution to the commitment announced at the Investor Update in June, to positively impact the health of over 2.5 billion people over the next ten years.
ESG performance for new GSK:
The Committee reviewed management plans for the six areas of ESG focus for new GSK, outlined to investors by the company in June 2021. Working with the Audit & Risk and Remuneration Committees, the Committee reviewed management’s proposals for specific metrics to measure progress on these six areas and the recommendation of the creation of a single ESG performance rating assessment as a KPI for GSK after the demerger. It also reviewed an approach for the risk management and governance oversight arrangements to measure and report ESG performance. The Committee was pleased to support these changes to help retain and develop further GSK’s ESG leadership position.
Consumer Healthcare (CH):
In preparation for the demerger, the Committee has reviewed and discussed with CH management their progress in developing a distinctive and holistic responsible business and ESG framework that would support its purpose, strategy and culture on becoming a listed company with a focus on the key responsible business issues for the new company. In doing so, the Committee scrutinised this framework and the proposed targets, including environmental sustainability targets, which have incorporated key insights and expectations gathered from investors, analysts and other external stakeholders.
Stakeholder insights and benchmarking
The Committee pays close attention to the evolving views and expectations of the company’s broad range of key stakeholders. It receives a regular report on stakeholder insights at each meeting to ensure it considers the issues that may have a bearing on GSK’s reputation and the delivery of our responsible business agenda. Employee insights and feedback were discussed in relation to the progression of the company’s modern employer agenda.

GSK Annual Report 2021

Our Board committee reports
continued

In keeping with a desire to continually bring external perspectives into the Committee room, in 2021 the Committee benefited from direct engagement and insights about expectations of our sector and the company specifically in two areas. Firstly, was receiving an expert’s insights on investor views on ESG trends and expectations, the outcomes of which are reported on page 98. Secondly, was gathering expert views on the rising expectations of governments and investors for businesses to understand Human Rights impacts and risks.
The Committee monitors investor expectations on ESG reporting and disclosure on an ongoing basis. GSK continues to align to best practice in reporting, in accordance with the Sustainability Accounting Standards Board (see 2021 ESG Performance Report) and the Task Force on Climate-related Financial Disclosures (see page 49).
In addition, the Committee monitors the company’s ESG performance in various indices and in relation to our peers. In this respect, we were particularly pleased that GSK was ranked first in the Dow Jones Sustainability Index in the pharmaceutical industry group, had improved our Carbon CDP rating from B to
A-,
and was rated in the top 3% of Sustainalytics’ pharmaceuticals sub group. These and other external benchmarks help to evidence GSK’s acknowledged leadership in ESG, and this continues to be a key driver in the goal to deliver health impact and shareholder returns.
Committee aims for 2022
The Committee will continue to scrutinise and monitor progress on GSK’s material Trust topics and relevant enterprise risks. As the company demerges, it will focus on oversight for how GSK is embedding its new approach to ESG performance measurement.
Corporate Responsibility Committee Chair succession
I was delighted to welcome Dr Anne Beal, who has brought extensive healthcare experience to the Board and our Committee as a physician and public health expert, in May 2021. Since then, Anne and I have been working on a smooth transition and handover before she succeeds me as Committee Chair at the conclusion of the AGM in May. I will continue to serve as a Committee member to provide continuity and support, until I retire and step down from the Board at the conclusion of the demerger later this year. It has been my privilege to serve as a member of the Board, to chair this Committee and help shape and oversee, in particular, the development and embedding of a framework of a focused set of commitments to support the company’s Trust priority and our approach as a responsible business. Listening carefully to all the views of our stakeholders has helped to inform the positive steps we have taken in reinforcing our position as a leader in ESG.
Lynn Elsenhans
Corporate Responsibility Committee Chair
28 February 2022

Science Committee report
Dr Jesse Goodman
Science Committee
I am pleased to present my fifth report of the Science Committee’s (the Committee) activities.
Key activities in 2021
Since the Committee’s inception in 2017, we have continued to refine our focus to provide greater value to the Board’s deliberations. In particular, the Committee has focused on ensuring the validity of the key scientific assumptions which drive the company’s R&D strategy, as well as providing technical assurance, particularly in relation to potential transactions.
Pipeline progress
At the start of the year the Committee closely reviewed the 2021 objectives for the biopharma business, including those relating to pipeline progression. Delivering a pipeline to help patients is at the heart of what GSK does and the Committee monitors its progression closely, both in terms of strategy and performance. The Committee has held a number of discussions with Dr Hal Barron, our CSO, and with R&D leaders throughout the year and has been encouraged with the progress made as we approach separation.
Since the separation was announced in 2018, R&D’s strategy has delivered a strong pipeline of assets with the potential to bring transformational vaccines and medicines to patients. Some of the most notable approvals in the last year include:

–
Jemperli
(dostarlimab) – for the treatment of endometrial cancer, the most common female reproductive cancer. This is another major milestone for GSK’s oncology pipeline and has the potential to transform the lives of women who previously had limited treatment options.

–
Cabenuva
(cabotegravir, rilpivirine) – the first long-acting injectable treatment for HIV.
Cabenuva
has the potential to transform HIV care for patients by reducing treatment dosing days from 365 to 12 per year. In addition,
Apretude
received FDA approval in December 2021 as the first long-acting injectable option for HIV prevention.

In November 2021, the company announced positive phase III data for daprodustat, a potential new oral treatment for patients with anaemia of chronic kidney disease.
COVID-19
Regarding our pipeline of
COVID-19
solutions,
Xevudy
(sotrovimab), a monoclonal antibody developed in collaboration with Vir Biotechnology, was approved in Europe and received Emergency Use Authorisation in the US as a treatment for patients with
COVID-19.
Studies show that
Xevudy
also retains activity against the Omicron variant. In terms of vaccines, GSK has announced positive phase III results for the plant-based
COVID-19
vaccine candidate being developed with Medicago. This vaccine, Covifenz, was approved in Canada in February 2022. In February 2022, we also announced the intention to seek regulatory authorisation for the COVID-19 vaccine being developed with Sanofi, based on data from both booster and phase III efficacy trials.
In February 2021, we also reported a collaboration with CureVac to jointly develop next generation mRNA vaccines for
COVID-19
with the potential to address emerging variants.

GSK Annual Report 2021

Our Board committee reports
continued

Scientific deep-dives
Innovation remains a key priority for GSK. Therefore, the Committee has continued to meet with the CSO and our talented R&D leadership to undertake deep-dives into some of the exciting and complex areas of science that are of strategic importance to GSK, including:

–	Immunology

–	Oncology with a focus on Synthetic Lethality

–	Vaccines mRNA Strategy
The science of the immune system is a key pillar of our R&D strategy. It will be leveraged to develop novel therapeutics as well as potentially revolutionise drug discovery and development. GSK’s partnership with 23andMe provides the company with exclusive insights in this field which represents an enormous opportunity for R&D to build on a strong existing portfolio. The Committee was pleased to see how immunology has already been embedded across GSK R&D, including within oncology, vaccines, ViiV and infectious diseases.
Business development
In addition to oversight of the company’s organic R&D innovation, the Committee has continued to review potential business development transactions. The Committee receives regular previews of potential business development opportunities being explored and undertakes in-depth
technical reviews of transactions prior to their presentation to the Board. These transactions have added new programmes which aim to differentiate GSK’s pipeline from competitors and support organic development within the company.
Key transactions reviewed by the Committee during the year include:
iTeos:
The collaboration with iTeos to
co-develop
an anti-TIGIT monoclonal antibody. With this collaboration GSK is well-positioned to produce next-generation immuno-oncology therapies, especially those targeting the CD226 axis.
Alector:
The collaboration to develop two potential
first-in-class
monoclonal antibodies for a range of neurodegenerative diseases including Parkinson’s disease and Alzheimer’s disease.
Arrowhead Pharmaceuticals:
The exclusive licence agreement with Arrowhead Pharmaceuticals, under which GSK will develop and commercialise Arrowhead’s investigational RNAi therapeutic being developed as a treatment for patients with chronic liver disease.
Halozyme Therapeutics:
The global collaboration and license agreement between ViiV Healthcare and Halozyme, granting exclusive access to Halozyme’s ENHANZE drug delivery technology to enable development of ultra long-acting medicines for HIV.
Shionogi:
The exclusive license agreement between ViiV Healthcare and Shionogi to develop a third-generation HIV integrase inhibitor with potential for use in ultra long-acting HIV regimens.
Enhanced R&D governance
The Committee has been particularly impressed with developments in R&D governance since Dr Barron was appointed in 2018. During 2021, Vaccines and Pharma R&D were fully united into a single organisation. This has enabled R&D to be more effective, not just in terms of efficiencies but also in the sharing of technical and scientific expertise.
The benefits of these governance enhancements have already become apparent with improvements made in both cycle times across clinical development and the probability of success from pivotal studies.
Three and a half years ago, management set out a new approach to R&D. Under Dr Barron’s leadership our pipeline in 2021 stands out as having advanced notably. During 2022, the Committee will emphasise the need to continue this momentum up to and beyond separation.
Board and Committee changes
We welcomed Dr Hal Dietz to the Committee on 1 January 2022. His experience in the field of human genetics will add significant value to the Committee’s discussions. His appointment also means that the Committee is very well-rounded in the areas of expertise required to evaluate GSK’s strategy, pipeline and potential business development targets.
Judy Lewent left the Committee upon her retirement from the Board after the 2021 AGM. Charles Bancroft joined the Committee in May 2021 until February 2022 following the appointment of Dr Dietz.
The Committee participated in the CSO succession planning and was fully supportive of Tony Wood’s appointment. We are pleased that Dr Barron will join the Committee in August when he transitions to a
Non-Executive
Director.
Dr Jesse Goodman
Science Committee Chair
28 February 2022

GSK Annual Report 2021

Our Board committee reports
continued

Nominations & Corporate Governance Committee report
Jonathan Symonds
Nominations & Corporate Governance Committee
I am pleased to present my third report as Chair of the Nominations & Corporate Governance Committee (the Committee).
Key activities in 2021
The Committee played an important role in delivering our key priorities to transform GSK and separate the CH business. The Committee met 13 times during the year and this report sets out our work during 2021.

Key priorities	Status

Succession planning for the CSO and his R&D Leadership Team	CSO succession candidate identified and subsequently appointed CSO Designate

Appoint a Chair of the Corporate Responsibility Committee to succeed Lynn Elsenhans	Dr Anne Beal joined the Board in May 2021

Appoint a third Scientific & Medical Expert (SME)	Dr Hal Dietz joined the Board in January 2022

Design target GSK Board composition and recruit high calibre Non-Executives to complete the new GSK biopharma Board	Target GSK Board composition agreed and search for new Non-Executive Directors for GSK in progress

Appoint the Haleon CEO and assemble an appropriately seasoned management team	Brian McNamara appointed as Haleon CEO Designate in July 2021. Haleon Management Team announced in December 2021

Appoint a Chair for Haleon and support the composition of the Haleon Board	Sir Dave Lewis appointed Haleon Chair Designate in December 2021. Selection of the remaining Haleon Board in progress
Shaping the GSK Board for the future
Management succession planning
The Committee, with all
Non-Executive
Directors present, continuously assess the succession plans for management and the other Executive Directors to ensure we have appropriate succession plans and a diverse pipeline of potential successors in place.
During 2021, given the importance of the CSO and leadership of R&D, the Committee, in collaboration with the CEO, and as appropriate the CSO, intensified our planning to identify a potential CSO succession candidate. The Committee was supported by the Chief People Officer (CPO) and the Science Committee. The Committee followed a comprehensive process before making a recommendation as described below. This is replicated in assessing succession candidates.
The Committee and the Science Committee reviewed a diverse long list of internal and external potential successor candidates from which a short list of candidates was compiled. These were interviewed by Science Committee members, the Chair, CEO, CPO and CSO. The Committee was joined by all the
Non-Executive
Directors to review the final candidates. Following this extensive process, the
Non-Executive
Directors agreed to identify Dr Tony Wood as the CSO’s successor.
The CPO, CEO, CSO and Dr Wood then established a transition plan which was approved by the Committee to ensure a smooth transition should it become necessary.
In January 2022, the Board activated the succession plan following Dr Barron’s decision to accept the position of CEO and
Co-Chair
of Altos Labs from August 2022. Since Dr Wood has been a key partner to Dr Barron in delivering GSK’s R&D approach, and has wide experience and expertise across science data and new technologies, he is perfectly placed to build on Dr Barron’s outstanding progress and to deliver value from the pipeline. The Board therefore agreed to appoint Dr Tony Wood as CSO Designate and he will succeed Dr Barron as CSO and become a member of the GLT on 1 August 2022. Further details of his background can be found on page 5 and in the company’s announcement issued on 19 January 2022 which is available on gsk.com.
The Committee also recommended as part of the CSO transition plan that Dr Barron be appointed a
Non-Independent
Non-Executive
Director and member of the Science Committee with effect from 1 August 2022, initially for a three-year term. This would support the CSO transition process.
Corporate Responsibility Committee Chair
In my 2020 report, I described the search for Lynn’s successor as Chair of the Corporate Responsibility Committee (CRC). This resulted in Dr Anne Beal’s appointment to the Board on 6 May. Anne has brought extensive healthcare experience as a physician and entrepreneur, combined with a passion for patient advocacy. Further details of her experience and the rationale for her appointment are included in the company’s announcement on 6 April 2021 which is available on gsk.com. A transition process is underway to enable Anne to succeed Lynn as CRC Chair at the close of the 2022 AGM. Despite serving for over nine years, Lynn’s experience as a CEO and from sitting on other boards means that she continues to demonstrate all the characteristics of independence expected by the Board in carrying out her role on the Board.
Third Scientific Medical Expert (SME)
I am pleased to confirm that the search for a third SME was successfully concluded. We continued to fine-tune
the selection criteria as the process evolved and considered the following:

–	An outlook on the future direction of R&D, innovation and the treatment and management of human health

–	Experience of people leadership and management at ‘scale’, either in an academic or industry setting

–
Interested in, and having a deep understanding of, a breadth of scientific and therapeutic areas, particularly in immunology as well as genomics and genetics. Having perspectives on the ability to harness digital technologies (including Artificial Intelligence) to enhance the research and development of new medicines and

–	Able to deliver complex science to a broad audience. Highly collaborative and a willingness to engage proactively on topics beyond their own immediate realm of expertise

GSK Annual Report 2021

Our Board committee reports
continued

The Committee was pleased to recommend the appointment of Dr Hal Dietz to the Board with effect from 1 January 2022. Dr Dietz brings his extensive experience in the field of human genetics, which is central to GSK’s approach to R&D and will add further strength to the Science Committee and Board discussions. Further details of Hal’s experience and the rationale for his appointment are included in the company’s announcement on 27 October 2021, which is available on gsk.com.
Transition to a new GSK Board
In planning the structure of the new GSK Board as an independent biopharma company, the Committee commissioned Korn Ferry to meet with each Board member to gather their views on the optimal Board design for the future. Further details on this process are given on page 103. A skills matrix was developed which mapped current Board members’ skills and capabilities and the succession planning needs for the Board. This was discussed with all
Non-Executive
Directors and the key capabilities were further refined and a final target skills matrix was agreed. The Committee then agreed the briefs to initiate the search for three new
Non-Executive
Directors to be appointed to the Board in the next 12 to 18 months. The Committee is following its search process to recruit for these roles. Long lists of candidates for both roles have been considered.
Haleon Board appointments
The Committee appointed a
sub-Committee
comprising, the Chair, Vindi Banga, Dame Vivienne Cox, Dr Beal and Mr Rohner, to progress Haleon Board appointments. It then reported progress at each scheduled Committee meeting. Final decisions were reached by the Committee with all
Non-Executive
Directors invited to participate.
Haleon CEO and CFO:
The Committee conducted an extensive global search and selection process to appoint the Haleon CEO and CFO designates. This work followed the Committee’s search process. In particular, the CEO role profile contained the key selection criteria and responsibilities the successful candidate would need to fulfil most especially after the demerger. These emphasised the importance of establishing the new Haleon Board to deliver the growth strategy and to drive significant shareholder value. This would require a relentless focus on innovation, promoting a high performance and inclusive culture whilst also operating to the exacting standards of corporate governance.
Following interviews by Board members with internal and external candidates, the Board was pleased to endorse the Committee’s recommendation to appoint Brian McNamara as Haleon CEO Designate. The Board noted in particular Brian’s strong track record of success in building the CH business and his considerable experience of FMCG and consumer health. This meant that he was uniquely suited and the right choice to unlock the growth potential of Haleon as an independent listed company. Further details of Brian’s experience and the rationale for his appointment are included in the company’s announcement on 22 July 2021, which is available on gsk.com.
The Committee reviewed Brian’s proposed leadership team for Haleon (in particular the proposed CFO and Chief People Officer) which was announced in December 2021. Following extensive internal and external searches for each role, shortlisted candidates were interviewed by the relevant panel of
Non-Executive
Directors against the agreed role criteria. The Committee then approved the final appointees. The Haleon management team was then introduced to investors at the CH Capital Markets Day on 28 February 2022.
Haleon Chair:
The Committee followed its search process to select the Haleon Chair. This search focused on candidates with the following knowledge, experience and commitment:

–	Significant listed Board experience with an understanding of investors, analysts, banks, regulators and governments

–	A high degree of financial acumen and successful business track record in creating shareholder value and growing businesses

–	A strong emphasis on coaching skills and the ability to create a high-performance environment

–	Deep experience of consumer facing businesses, with a high degree of customer-centricity. International experience, preferably in the US and China

–	Strong strategic skills and a track record of innovative thinking, coaching and development

–	Be well respected and have high credibility with all stakeholders, including investors, capital market participants, regulators and governments

–	Have high integrity, strong values and be driven by a strong sense of purpose

–	Understand the role of a Chair of a FTSE 100

–	Possession of humility and a subdued ego and a strong emotional commitment and passion for the CH business

–	Be committed to diversity in all its forms, resilient and open-minded with strong judgement as well as a natural team builder
The Committee agreed that Sir Dave Lewis, a highly experienced and respected global business leader in consumer goods and retail, was the most suitable candidate to lead the Haleon Board. It was noted that at the time of his selection he was deemed to meet the independence requirements of the Code. The Committee’s recommendation was subsequently endorsed by the full Board. Further details of Sir Dave’s experience and the rationale for his appointment are included in the company’s announcement on 20 December 2021, which is available on gsk.com.
Sir Dave is now progressing the search for high calibre
non-executive
directors to build the Haleon Board. To ensure continuity, it is expected that two
Non-Executive
members of the GSK Board will transfer to the Haleon Board on completion of the demerger. The company’s CH joint venture partner (Pfizer) has the right to appoint up to two
Non-Executive
Directors. The new Haleon Board will be announced publicly later in the year as part of demerger arrangements.

GSK Annual Report 2021

Our Board committee reports
continued

Ways of working
The Committee seeks to follow best practice in all the appointments it recommends, agreeing the criteria for each role, the most appropriate interview panel, before then considering a comprehensive and diverse long list of candidates. Shortlisted candidates are interviewed and assessed against the chosen criteria. Due diligence is then undertaken before the Committee makes its final recommendation. Executive search firms are appointed in accordance with the company’s procurement policy based on their expertise relative to each role. The Committee has agreed that only search firms who were signatories to the Voluntary Code of Conduct of Executive Search Firms on gender diversity and best practice would be engaged.
The Committee worked with a number of executive search firms in 2021 who provided additional consultancy services to the company as outlined below:

–	Korn Ferry: general recruitment, executive search and assessment services, coaching and other HR-related services

–	Egon Zehnder: executive search, assessment and coaching services to specific senior executives

–	Heidrick & Struggles: executive search services

–	Spencer Stuart: executive search and assessment services
The Committee reviewed the potential for conflicts of interest and judged that there were appropriate safeguards against such conflicts.

Board Committee Chair and GLT membership changes
During the year and up to the date of this report, the Committee approved the following changes to the membership of our Board committees and GLT.

Director	Membership	Appointment date	Retirement date
Charles Bancroft	Chair of Audit & Risk Committee Chair	9 March 2021

	Member of Nominations & Corporate Governance, and Science committees	6 May 2021	8 February 2022 (stepped down from Science Committee after Dr Hal Dietz joined the Committee)

Dr Anne Beal	Member of Corporate Responsibility and Audit & Risk committees	6 May 2021 23 July 2021

Dr Hal Dietz	Member of Science Committee	1 January 2022

Judy Lewent	Chair of Audit & Risk Committee Chair Member of Audit & Risk, Nominations & Corporate Governance, Remuneration, Science and Transformation & Separation committees		9 March 2021 5 May 2021

Lynn Elsenhans	Chair of Corporate Responsibility Committee Member of Audit & Risk, Corporate Responsibility and Nominations & Corporate Governance committees		4 May 2022 After CH Demerger

Dr Anne Beal	Chair of Corporate Responsibility Committee	4 May 2022

Shobie Ramakrishnan	Chief Digital and Technology Officer and member of GLT	16 December 2021

Board composition, tenure and diversity
The Board seeks to balance its composition and tenure and that of its Committees, and to refresh them over time. This enables the Board to benefit from the experience of longer-serving Directors and the fresh perspectives and insights from newer appointees. Our
Non-Executive
Directors are drawn from a wide range of industries and backgrounds, including the pharmaceuticals industry and R&D, vaccines, consumer products and healthcare, medical research and academia, insurance and financial services. Collectively they have a wealth of experience of complex organisations with global reach. Many of our Board members also have experience of longer-cycle industries, which is of great assistance in understanding our sector.
We are committed to the diversity of our Boardroom, just as GSK is committed to equal opportunities for all employees at all levels of our organisation. The Board and management seek to encourage a diverse and inclusive culture throughout the company. An effective Board needs a range and balance of skills, experience, knowledge, ethnicity, gender, social-economic backgrounds and independence, with individuals who are prepared to challenge each other and work collaboratively. This mix needs to be complemented by a diversity of personal attributes, including character, intellect, judgement, honesty and courage.

GSK Annual Report 2021

Our Board committee reports
continued

Board and GLT diversity targets
The Committee is responsible for developing measurable objectives and monitoring progress towards their achievement to assist the implementation of the Board’s diversity policy, including gender and ethnic diversity. Our progress against these targets is set out below. For consistency, the diversity metrics as at 1 January 2022 are shown in line with our gender diversity submission to the FTSE Women Leaders Review (the Review).

	Progress achieved
Diversity objectives	Status	Performance
At least 33% of Board positions held by women	Exceed objective	38.4%
At least 33% of GLT positions held by women	Met objective	35.7%
At least 33% of combined GLT and direct report positions held by women	Exceed objective	42.5%
At least one Board Director is ethnically diverse	Exceed objective	Two Directors
The Committee is particularly intent on increasing gender and, especially, ethnically diverse representation on the Board and GLT, and further developing the pipeline of direct reports to the GLT from ethnically diverse backgrounds.
The Committee is supportive of the new gender diversity targets in the Review published in late February 2022, including 40% women on boards by 2025. It has been pleased that for many years the Board’s gender representation target has been comfortably exceeded and normally over 40% of Board positions have been held by women. We are in a transitional period as the company separates and the CH business is demerged. The Committee is working to transition to the target Board profile for the new biopharma company. As a result, the composition and diversity of the Board during this transition will inevitably be subject to fluctuation. I look forward to confirming completion of this work in next year’s report and reporting our progress against the Review’s increased gender diversity targets.
The representation of women and ethnically diverse leaders is covered on page 37, as part of the diversity of GSK’s global workforce. Progress against our inclusion and diversity commitments, including gender and ethnicity, is illustrated in our ESG Performance Report on gsk.com.
Sir Jonathan Symonds
Nominations & Corporate Governance Committee Chair
28 February 2022

Transformation & Separation Committee report

Jonathan Symonds
Transformation & Separation Committee

I am pleased to present my second and final report as Chair of the Transformation & Separation Committee (the Committee) given that it has now fulfilled its purpose and mandate.

The Committee was established in May 2020 charged with two principal functions:

–
Exercising oversight of the Future Ready transformation programme, particularly delivery of the targeted cost savings and separation of the company’s infrastructure prior to the delivery team moving from project design into implementation and

–
Considering the optimal form of separation.
This also included the implications of separation and the most appropriate listing location for Haleon.

The Committee was pleased that the Future Ready transformation programme was completed to schedule by the end of 2021 and exceeded the cost savings identified to be derived from this programme.

During 2021, the Committee undertook a programme of work to understand and consider the key fundamentals of separation. This was not just the technical requirements. It considered how to best unlock, release and maximise long-term shareholder value. This work was supported by guidance and advice from external experts as appropriate. The Committee began by considering how we should separate and the principal value to be achieve from each option available. Discussions then progressed to the capital structures required for the resulting two companies to be competitive as independent entities. Following a decision to demerge the CH business it was important to determine how to distribute shares in Haleon to our shareholders, and on which exchanges Haleon should list and why. The Committee also considered whether to retain a stake in Haleon and how big a stake to retain.

This was a very intensive and detailed programme of work as the Committee addressed these major questions and the impact for all our stakeholders. It then reported to the Board accordingly on its conclusions and recommendations.

This process is now well into the execution phase. Oversight of the remaining work more appropriately rests with the other specialist Board committees and has been devolved to them as appropriate, or will be reviewed and overseen directly by the Board.

Having fulfilled its mandate, it was agreed that the Committee be decommissioned.

I would like to thank Board colleagues for their commitment and diligence in supporting the Committee’s work in this respect.

Sir Jonathan Symonds
Transformation & Separation Committee Chair
28 February 2022

GSK Annual Report 2021

Our Board committee reports
continued

Audit & Risk Committee report
Charles Bancroft
Audit & Risk Committee
I am pleased to present this report, which is my first as Chair of the Audit & Risk Committee (the Committee).
I joined the Committee back in May 2020. I succeeded Judy Lewent as Chair in March 2021 after a comprehensive transition. I have been drawing on my business background, including the ten years I served as CFO of the major pharmaceutical company, Bristol Myers Squibb. In doing so, I have always viewed people, processes, systems and importantly, culture as the critical foundation for successfully managing financial reporting, audit and compliance risks. In my time serving on this Committee and through my observations more generally as a Board member, I am confident that GSK controls score highly in all these areas. I would therefore like to share my initial impressions of these key aspects.
Our culture and people
GSK has a strong compliance culture with a consistent tone and engagement from the top. This is regularly considered and emphasised in Committee discussions, and we have a zero-tolerance
approach to any unethical behaviour. Our risk management and internal control framework is mature and well embedded in the organisation as demonstrated on pages 46 and 112 of the Annual Report. This enables the Committee to evaluate and oversee how GSK manages principal and emerging risks.
The Committee also routinely exercises oversights of improvements to our compliance culture. Everything we do at GSK is underpinned by having great people with the right skill sets. Indeed, our corporate governance framework requires good people to make quality decisions and do the right thing.
As Committee Chair, I have unfettered access to the senior leadership and key members of their teams. Regularly throughout the year, I met individually with key Committee attendees from management, including the CFO, General Counsel, Chief Compliance Officer, Head of Audit & Assurance, the Group Financial Controller, the Company Secretary, and external auditor. Additionally, the Committee members have an opportunity to speak at the end of each meeting with the external auditor without management being present. Crucially, we also have the ability to speak with key members of management in private sessions or alone as required.
Our processes and systems
These are fundamental for appropriate financial reporting, controls and managing risks. We are well positioned in this respect, as the company’s main accounting and reporting systems are centralised into two global instances of SAP. We also have a well-established One Finance model with centralised transactional and controller activities embedded in GSK’s four regional hubs. This frees up our in-market
finance people to focus on the core business operations and decision making. The Committee continues to exercise regular oversight and monitoring activities over these critical financial systems.
The integrity of our financial statements, including the Annual Report and quarterly results announcements, is an enduring key focus of the Committee. Since joining the Board and Committee, I have been impressed with the clarity and rigour around these processes. The Committee’s position has always been to aim for clear and transparent financial disclosure in all of GSK’s financial reporting.
As the previous Committee Chair highlighted in her report last year, we have continued to ensure that the company’s financial reporting and controls framework remains robust and did not require any fundamental changes. This has been important despite the ongoing impact of
COVID-19
on the company’s ways of working. In addition, the external auditor regularly tests our financial systems and controls and challenges management, and reports their results to the Committee. This includes any areas of deficiencies that the external auditor has identified and progress in remediation of issues, all of which are discussed and evaluated.
Key activities in 2021
Key decisions:
As usual, it has been a busy year for the Committee. Not only working through its regular programme of activities, but making important decisions in support of the Board’s progression of its key priorities. These have included reviewing, in support of the Board:

–	further incremental changes to the company’s commercial model in China

–	the company’s new growth ambitions before they were shared at the Investor Update in June 2021 and

–	the move to a progressive dividend policy from 2022
The matters considered and their outcomes are reported on pages 96 and 97.
Preparation for the demerger
The Committee is also a key CH governance delivery workstream. We are now increasingly reviewing the technical aspects of delivery of the demerger. The Committee is specifically accountable for reviewing and recommending to the Board approval of key transaction documents and related matters.

GSK Annual Report 2021

Our Board committee reports
continued

The Board is ultimately responsible for the decision to demerge, both in respect of the timing and final terms of the demerger. It will make the recommendation of the transaction to shareholders through the publication of the GSK Shareholder Circular. The Committee’s role is to scrutinise these documents prior to the Board’s review. This process for both the Committee and the Board will continue to intensify in the first half of this year as the formal point of separation approaches.
The Committee has been assisting the CH management in establishing a robust internal control and risk management framework ready for separation. The overarching principle has been to replicate GSK’s current internal governance controls and finance systems and, where necessary, adapt the existing framework and processes. The Committee is pleased that the CH business is currently well advanced in setting up the governance, processes and organisations to be managing all processes in a ‘business as usual’ environment in Q2 2022.
Internal control framework
Our Board recognises its obligation to present a fair, balanced and understandable assessment of GSK’s current position and prospects. Reflecting this responsibility, it is accountable for evaluating and approving the effectiveness of GSK’s internal controls, including financial, operational and compliance controls, and risk management processes.
We ensure the reliability of our financial reporting, and compliance with laws and regulations, through our internal control framework. This is a comprehensive enterprise-wide risk management model which supports the Board’s continuous identification, evaluation and management of the Group’s principal risks, as required by the FRC’s 2018 Code. The framework is designed to manage the risk of us not achieving our business objectives.
A
fit-for-purpose
framework – complemented by our corporate values, culture, expectations and Speak Up processes – ensures that the risks associated with our business activities are actively and effectively controlled in line with our agreed risk appetite. We believe GSK’s framework provides reasonable, but not absolute, assurance against material misstatement or loss.
The Board mandates the Group’s Risk Oversight & Compliance Council (ROCC) of senior leaders to assist the Committee in overseeing risk management and internal control activities. It also provides the business with a framework for risk management and upward escalation of significant risks. Risk Management and Compliance Boards (RMCBs) across the Group promote the ‘tone from the top’ and establish our risk culture, as well as ensuring effective oversight of internal controls and risk management processes.
Each principal risk has an assigned risk owner, drawn from senior management, who is accountable for managing his/her principal risk with oversight by a GLT Member, including setting and implementing risk mitigation plans. Risk owners report quarterly on their respective risk management approach and progress at the ROCC and the appropriate Board Committee. Our Compliance function assists the ROCC and RMCBs. Compliance is responsible for advancing enterprise-wide risk management and for developing risk-based and ethically sound working practices. It also actively promotes ethical behaviours by enabling all employees to operate in line with our values and comply with applicable laws and regulations.
Our Audit & Assurance (A&A) function provides independent assurance to senior management and the Board on the effectiveness of risk management Group-wide, in line with an agreed assurance plan. This helps senior management and the Board to meet their oversight and advisory responsibilities in fulfilling GSK’s strategic objectives and building trust with patients and other stakeholders. A&A has a dual reporting line to our CFO and the Committee.
The Committee receives regular reports from business units, principal risk owners, Compliance and A&A on areas of significant risk to the Group and on related internal controls. These reports assess the internal control environment within each principal risk area, including enhancements to strengthen controls. Following consideration of these reports, the Committee reports annually to the Board on the effectiveness of GSK’s internal controls.
In 2021, through the authority delegated to the Committee, the Board conducted a robust assessment of the Group’s principal risks. This assessment, which was in line with the FRC’s 2018 Code, included consideration of the nature and extent of risk the Board is willing to take in achieving GSK’s strategic objectives.
The Board, via the Committee, also oversaw the effectiveness of our internal control environment and risk management processes across the Group for the whole year, up to the approval date of this Annual Report.
A review of the Group’s risk management approach is further discussed in the ‘Risk management’ section of the strategic report on pages 46 to 54.
Our management of each principal risk is explained in ‘Principal risks and uncertainties’ on pages 275 to 287. The Group’s viability is discussed in the Group risk management section of the strategic report on page 53.

GSK Annual Report 2021

Our Board committee reports
continued

Significant issues relating to the financial statements
In considering GSK’s quarterly financial results announcements and the financial results in the 2021 Annual Report, the Committee reviewed the significant issues and management judgements in determining those results. It reviewed management papers setting out the key areas of risk, actions taken to quantify the effects of the relevant issues, and judgements made by management on the appropriate accounting required to address those issues in the financial statements.
The significant issues considered in relation to the financial statements for the year ended 31 December 2021 are set out in the following table, with a summary of the financial outcomes where appropriate. The Committee and the external auditor have discussed the significant issues addressed by the Committee during the year and the areas of particular audit focus, as described in the Independent Auditor’s Report on pages 156 to 167.

Significant issues considered by the Committee in relation to the financial statements	How the issue was addressed by the Committee

Going concern basis for the preparation of the financial statements
The Committee considered the outcome of management’s half-yearly and year end reviews of current and forecast net debt positions and the various financing facilities and options available to the Group.

The Committee also considered management’s review of the current and longer-term impacts of the
COVID-19
pandemic, at the outbreak of the pandemic and at the year end. Following consideration of these assessments, which included stress testing and viability scenarios, sources of liquidity and funding, forecasts and estimates, the Committee confirmed that the application of the going concern basis for the preparation of the financial statements continued to be appropriate.

Revenue recognition, including returns and rebates (RAR) accruals
The Committee reviewed management’s approach to the timing of recognition of revenue and accruals for customer returns and rebates. The US Pharmaceuticals and Vaccines accrual for returns and rebates was £5.0 billion at 31 December 2021 and the Committee reviewed the basis on which the accrual had been made and concurred with management’s judgements on the amounts involved. A fuller description of the process operated in the US Pharmaceuticals and Vaccines business in determining the level of accrual necessary is set out in ‘Critical accounting policies’ on page 80.

Provisions for legal matters, including investigations into the Group’s commercial practices
The Committee received detailed reports on actual and potential litigation from both internal and external legal counsel, together with a number of detailed updates on investigations into the Group’s commercial practices. Management outlined the levels of provision and corresponding disclosure considered necessary in respect of potential adverse litigation outcomes and also those areas where it was not yet possible to determine if a provision was necessary, or its amount. At 31 December 2021, the provision for legal matters was £0.2 billion, as set out in Note 31 to the financial statements, ‘Other provisions’.

Provisions for uncertain tax positions
The Committee considered current tax disputes and areas of potential risk and concurred with management’s judgement on the levels of tax contingencies required. At 31 December 2021, a tax payable liability of £0.7 billion, including provisions for uncertain tax positions, was recognised on the Group’s balance sheet.

Impairments of intangible assets
The Committee reviewed management’s process for reviewing and testing goodwill and other intangible assets for potential impairment. The Committee accepted management’s judgements on the intangible assets that required writing down and the resulting impairment of £455 million in 2021. See Note 20 to the financial statements, ‘Other intangible assets’ for more details.

Valuation of contingent consideration in relation to ViiV Healthcare
The Committee considered management’s judgement that it was necessary to increase the liability to pay contingent consideration as a result of increases in sales forecasts as well as the unwind of the discount and updated exchange rate assumptions. After cash payments of approximately £0.8 billion in the year, at 31 December 2021, the Group’s Balance sheet included a contingent consideration liability of £5.6 billion in relation to ViiV Healthcare. The settlement with Gilead resulted in a re-measurement
of the existing liabilities for the contingent consideration at the year end and is included in the closing balance.

ViiV Healthcare put option
The Committee reviewed and agreed the accounting for the Pfizer put option and concurred with management’s judgement on the valuation of the put option of £1.0 billion at 31 December 2021. The settlement with Gilead resulted in a re-measurement
of the Pfizer put option at the year end and is included in the closing balance.

GSK Annual Report 2021

Our Board committee reports
continued

Auditor’s reappointment

External auditor

External auditor appointment

Last tender	May – December 2016

Transition year	2017

First shareholder approval of current auditor	May 2018

First audited Annual Report and 20-F	Year ending 31 December 2018

Next audit tender required by regulations	2026
There were no contractual or similar obligations restricting the Group’s choice of external auditor. The Committee considers that during 2020 the company complied with the mandatory audit processes and audit committee responsibility provisions of the Competition and Markets Authority Statutory Audit Services Order 2014.
Effectiveness and quality of external audit process
The Committee is committed to ensuring that GSK receives a high-quality and effective external audit. In evaluating Deloitte’s performance during 2020, prior to making a recommendation on its reappointment in early 2021, the Committee reviewed the effectiveness of its performance against the criteria which it agreed with management at the beginning of 2020. The detailed criteria used for judging the effectiveness of Deloitte as external auditor (which are based on audit approach and strategy, high-quality independent audit, effective partnership and value for money) and its overriding responsibility to deliver a smooth, thorough and efficiently-executed audit for 2021 are available on gsk.com. In undertaking its review, the Committee considered:

–	the overall quality of the audit

–	the independence of Deloitte

–	whether Deloitte exhibited an appropriate level of challenge and scepticism in its work
Deloitte’s length of tenure was not taken into account when assessing its independence and objectivity, as it was only recently appointed as GSK’s auditor. However, the Committee did consider how effectively it had assumed its role as auditor. The Committee also considered feedback on the 2021 external audit, through a survey of Committee members and the financial management team at corporate and business unit level. The survey covered the:

–	effectiveness of the auditor’s challenge

–	integrity of Deloitte

–	transparency of its reporting to management and the Committee

–	clarity of the auditor’s communication and ways of working

–	alignment of the 2021 audit to the Group’s investment in Systems, Applications and Products (SAP)

–	quality of the audit team’s leadership

–	skills and experience of the audit team
The Committee Chair regularly meets independently with the audit partners. The Committee also meets the auditor at the end of each meeting to discuss progress, as appropriate. Having reviewed the above feedback, and noted any areas of improvement to be implemented by the audit team for 2022, the Committee was satisfied with the:

–	effectiveness of the auditor and the external audit process and

–	auditor’s independence, qualifications, objectivity, expertise and resources
The Committee therefore agreed to recommend the reappointment of Deloitte to the Board at the forthcoming AGM. In making its recommendation, the Committee was free from the influence of any third party.
Non-audit
services
Our management operates on the presumption that other accountancy firms will provide non-audit
services to GSK. However, where the external auditor’s skills and experience make it the only suitable supplier of non-audit
support – such as for audit-related matters, tax, and other services – it may be used, in the best interests of the company. In line with GSK’s non-audit
services policy, the Committee must ensure that auditor objectivity and independence is safeguarded by reviewing and pre-approving
the external auditor’s provision of such services. The company policy complies with the FRC’s 2019 Revised Ethical Standard and the Sarbanes-Oxley Act of 2002. It observes the following core policy features on engaging the external auditor for non-audit
services:
GSK
non-audit
services policy, key features:

Process:
All
non-audit
services over £50,000 are put to competitive tender with other financial services providers, in line with the Group’s procurement process, unless the skills and experience of the external auditor make it the only suitable supplier.

Safeguards:	Adequate safeguards are established so that the objectivity and independence of the Group audit are not threatened or compromised.

Fee cap:
The total fee payable for
non-audit
services should not exceed 50% of the annual audit fee, except in special circumstances where there would be a clear advantage in the auditor undertaking the additional work.

Prohibitions:	GSK’s policy includes a ‘whitelist’ of permitted non-audit services in line with the relevant regulations. Any service not on this list is prohibited.

Pre-approval:
All
non-audit
services require
pre-approval
as set out in the table below to ensure services approved are consistent with GSK’s non-audit
policy for permissible services. This process ensures all services fall within the scope of services permitted and pre-approved
by the Committee and does not represent a delegation of authority for pre-approval.

	Value	Pre-approver

	More than £50,000	Committee Chair and CFO

	Between £25,000 and	Group Financial Controller
£50,000

	Under £25,000	Designate of the Group
Financial Controller

The fees paid to the company’s auditor and its associates are set out overleaf. Further details are given in Note 8 to the financial statements, ‘Operating profit’ on page 184.

GSK Annual Report 2021

Our Board committee reports
continued

During the year, fees for audit related and other assurance services of £4.0 million have increased by £2.4 million compared to 2020. This increase is due to work associated with Deloitte’s reporting accountant role in preparing for the demerger of the Consumer Healthcare business. Including audit fees in respect of the GSK pension schemes of £0.2 million, fees for audit related and other assurance services represent 15.2% of the annual audit service fee (2020: 6.3%). Excluding the demerger work, fees for audit related and other assurance services would have represented 2.2% of the annual audit fee.

The Committee considered that hiring Deloitte to undertake the reporting accountant role for the demerger was in the best interests of shareholders because:

–  Deloitte possessed the type of expertise, experience, size and international scope required to handle a major demerger of this scale and complexity

–  the company benefited specifically from Deloitte’s
in-depth
knowledge and understanding of our CH business and their processes and compliance environment and

–  management time, that would otherwise have been devoted to educating another firm on the company’s business and operations, could instead be spent on delivering the demerger and creation of Haleon.

The Committee considered the level of
non-audit
services incurred as part of its annual review of Deloitte’s independence set out on page 114 and was satisfied that the auditor continued to be independent and exercise objectivity throughout 2021.

Fair, balanced and understandable assessment

The need for an annual report to be fair, balanced and understandable is one of the key compliance requirements for a company’s financial statements. To ensure that GSK’s Annual Report meets this requirement, we have a well-established and documented process governing the coordination and review of Group-wide contributions to the publication. This runs in parallel with the process followed by the external auditor. The Committee received a summary of management’s approach to GSK’s 2021 Annual Report to ensure it met the requirements of the FRC’s. This enabled the Committee, and the Board, to confirm that GSK’s 2021 Annual Report as a whole is fair, balanced and understandable and provides the necessary information for shareholders to assess the company’s position and performance, business model and strategy.

Code of Conduct and reporting lines

We have a number of well-established policies (including a Code of Conduct), which are available on gsk.com, together with details of our confidential Speak Up lines for reporting and investigating unlawful conduct.

Charles Bancroft

Audit & Risk Committee Chair
28 February 2022

GSK Annual Report 2021

Section 172 statement

Company directors are required by law to promote the success of their organisation for the benefit of both shareholders and their wider stakeholders, including employees, suppliers and the community.
This statement aligns to such requirements, as set out in Section 172 and Section 414CZA of the Companies Act 2006 (the Act). It indicates how, during the year, our Directors addressed the matters set out in Section 172(1) (a) to (f) of the Act when performing their duties. To avoid duplication, it incorporates information from other areas of the Annual Report. The Board considers that the statement focuses on those risks and opportunities that are strategically important to GSK, and consistent with the Group’s size and complexity.
This allows it to build trust and fully understand the potential impacts of the decisions it makes on all our stakeholders. Our engagement with GSK’s main stakeholder groups, including our patients, shareholders, consumers, customers and employees at all levels and across the organisation, are summarised on pages 44 and 45 of our strategic report.
The company’s governance architecture and processes are summarised on pages 94 to 103 of our Corporate Governance report. This summary explores how the Board considers all relevant matters in making its principal decisions to contribute to the delivery of GSK’s long-term priorities of Innovation, Performance and Trust.
More information on the issues, factors and stakeholders that the Board considers relevant to complying with Section 172(1) (a) to (f) of the Act can be found in the locations outlined below.

The Board has had regard to the following matters:

(a) Long-term results	(b) Our workforce	(c) Our business relationships
The likely consequences of any decision in the long-term

Strategic report:
Our business model (page 1)
Chair’s statement (page 3)
CEO’s statement (page 5)
Key performance indicators (page 12)
Risk management (page 46)
Viability statement (page 53)

Corporate Governance report:
Chair’s governance statement (page 89)
Board activity (page 95)
Board progress in 2021 (page 96)
The Board’s approach to continuous engagement (page 99)
Board-led purpose and culture (page 102)
Audit & Risk Committee report (page 111)

The interests of the Group’s employees

Strategic report:
Our business model (page 1)
Our culture (page 11)
Being a modern employer (page 37)
Stakeholder engagement (page 44)

Corporate Governance report:
Board activity (page 95)
Board progress in 2021 (page 96)
The Board’s approach to continuous engagement (page 99)
Board-led purpose and culture (page 102)
Audit & Risk Committee report (page 111)
Nominations & Corporate Governance
Committee report (page 107)

Remuneration report:
Remuneration Committee Chair’s
statement (page 120)
Directors’ pay in a wider setting (page 132)

gsk.com:
Gender pay gap report

The importance of developing the Group’s business relationships with suppliers, customers and others

Strategic report:
Our business model (page 1)
Our external environment (page 13)
Stakeholder engagement (page 44)
Innovation (page 17)
Performance (page 29)
Reliable supply (page 38)
Working with third parties (page 38)
Risk management (page 46)

Corporate Governance report:
Board activity (page 95)
Board progress in 2021 (page 96)
The Board’s approach to continuous engagement (page 99)
Audit & Risk Committee report (page 111)
Corporate Responsibility Committee report (page 104)

(d) The community and our environment	(e) Our reputation	(f) Fairness between our shareholders
The impact of the Group’s operations on the community and our environment

Strategic report:
Trust section including:
Environment (page 39)
Environment, Health and Safety, and
Environmental Sustainability risks (page 48)
Climate-related financial disclosure (page 49)

Corporate Governance report:
Corporate Responsibility Committee report (page 104)

gsk.com:
ESG Performance Report

Our desire to maintain our reputation for high standards of business conduct

Strategic report:
Our culture (page 11)
Trust (page 34)
Ethics and values (page 38)
Human rights (page 38)
Reporting and investigating concerns (page 38)
Anti-bribery and corruption risk (pages 47 and 279)
Non-financial
information statement (page 54)
Our approach to tax (page 60)

Corporate Governance report:
Corporate Responsibility Committee report (page 104)

gsk.com:
Modern slavery statement

Our aim to act fairly as between members of the Group

Corporate Governance report:
Chair’s governance statement (page 89)
The Board’s approach to continuous engagement (page 99)
Transformation & Separation Committee report (page 110)
Investor information (page 257)

GSK Annual Report 2021

Directors’ report

Our Directors’ powers are determined by UK legislation and our Articles of Association, which contain rules about the appointment and replacement of Directors. They provide that Directors may be appointed by an ordinary resolution of the members or by a resolution of the Board, provided that, if appointed by the Board, the Director retires at the next Annual General Meeting following their appointment.
Our Articles also provide that all Directors are required to seek re-election
annually at the Annual General Meeting in accordance with the FRC’s Code.
A Director will cease to be a Director if he or she:

–	becomes bankrupt

–	ceases to be a Director by virtue of the Companies Act or the Articles

–	suffers mental or physical ill health and the Board resolves that he or she shall cease to be a Director

–	has missed Directors’ meetings for a continuous period of six months without permission and the Board resolves that he or she shall cease to be a Director

–	is prohibited from being a Director by law

–	resigns, or offers to resign and the Board accepts that offer

–	is required to resign by the Board
Directors’ conflicts of interest
All Directors have a duty under the Companies Act 2006 to avoid a situation in which they have, or could have, a direct or indirect conflict of interest or possible conflict with the company. Our Articles provide a general power for the Board to authorise such conflicts.
The Board reviews any new potential or actual conflict, which is recorded by the Company Secretary. Directors are not counted in the quorum for the authorisation of their own actual or potential conflicts. The Nominations & Corporate Governance Committee reviews the Register of Conflicts on an annual basis which the Board subsequently approves.
On a continuing basis, the Directors are responsible for informing the Company Secretary of any such new actual or potential conflicts that may arise or if there are any changes in circumstances that may affect an authorisation previously given. Even when provided with authorisation, a Director is not absolved from his or her statutory duty to promote the success of the company. If an actual conflict arises post-authorisation, the Board may choose to exclude the Director from receipt of the relevant information and participation in the debate, or suspend the Director from the Board, or, as a last resort, require the Director to resign.
The Nominations & Corporate Governance Committee reviewed the register of potential conflict authorisations (the Register of Conflicts) in January 2022. The Committee reported to the Board that the conflicts had been appropriately authorised and that the process for authorisation continued to operate effectively. The Committee then recommended the approval of the Register of Conflicts to the Board which it subsequently approved. Except as described in Note 39 to the financial statements, ‘Related party transactions’, during or at the end of the financial year no Director or Person Closely Associated had any material interest in any contract of significance with a Group company.
Our Articles prohibit a Director from voting on any resolution concerning his or her appointment or the terms or termination of his or her appointment.
Independent advice
The company has an agreed procedure for Directors to take independent legal and/or financial advice at the company’s expense where they deem it necessary.
Indemnification of Directors
Qualifying third party indemnity provisions (as defined in the Companies Act 2006) are in force for the benefit of Directors and former Directors who held office during 2021 and up to the approval and signature of the Annual Report.
Change of control and essential contracts
We do not have contracts or other arrangements which individually are fundamental to the ability of the business to operate effectively. Neither is the company party to any material agreements that would take effect, be altered, or terminate upon a change of control following a takeover bid. We do not have agreements with any Director that would provide compensation for loss of office or employment resulting from a takeover, except that provisions of the company’s share plans may cause options and awards granted under such plans to vest on a takeover.
Details of the termination provisions in the Executive Directors’ service contracts are given in the full version of the company’s 2020 Remuneration policy which is available at www.gsk.com in the Investors section.

GSK Annual Report 2021

Directors’ Report
continued

Content of the Directors’ report
For the purposes of the UK Companies Act 2006, the Directors’ report of GlaxoSmithKline plc for the year ended 31 December 2021 comprises:

Directors’ report

Section	Pages

Corporate governance report	82 to 118

Employee engagement	100

Directors’ statements of responsibilities	154 to 155

Investor information	257 to 310
The strategic report sets out those matters required to be disclosed in the Directors’ report which are considered to be of strategic importance:

Strategic report

Section	Pages

Risk management objectives and policies	46 to 54 and 275 to 287

Likely future developments of the company	1 to 81

Research and development activities	17 to 28

Business relationships	38

Diversity	37

Provision of information to and consultations with employees	11 and 37

Carbon emissions	39

Section 172 statement	44 to 45 and 116
The following information is also incorporated into the Directors’ report:

Location in Annual Report

Interest capitalised	Financial statements, Notes 17 and 20

Publication of unaudited financial information	Group financial review, page 55

Details of any long-term incentive schemes	Remuneration report

Waiver of emoluments by a Director	Not applicable

Waiver of future emoluments by a Director	Not applicable

Non pre-emptive issues of equity for cash	Not applicable

Non pre-emptive issues of equity for cash by any unlisted major subsidiary undertaking	Not applicable

Parent company participation in a placing by a listed subsidiary	Not applicable

Provision of services by a controlling shareholder	Not applicable

Shareholder waiver of dividends	Financial statements, Notes 16 and 44

Shareholder waiver of future dividends	Financial statements, Notes 16 and 44

Agreements with controlling shareholders	Not applicable
The Directors’ report

–
has been drawn up and presented in accordance with and in reliance upon English company law and the liabilities of the Directors in connection with that Report shall be subject to the limitations and restrictions provided by such law.

–	was approved by the Board of Directors on 28 February 2022 and signed on its behalf by:
Sir Jonathan Symonds
Chair
28 February 2022

GSK Annual Report 2021

Remuneration

In this section
Committee Chair’s annual statement	120
Annual report on remuneration	125
2022 Remuneration policy summary	143
2022 Remuneration policy report	144

GSK Annual Report 2021

Remuneration report Committee Chair’s annual statement

Dear Shareholder,
On behalf of the Remuneration Committee (the Committee), I am pleased to present our Remuneration report for 2021. This includes my annual statement explaining the Committee’s work this year, our annual report on remuneration for 2021, our updated 2022 Remuneration policy report explaining the change proposed to align our compensation arrangements for new GSK, and details of how we propose to operate the policy this year.
Review of 2021 IPT outcomes
I would like to set the decisions taken by the Committee over the course of 2021 in context against our overall performance.
Innovation:
In terms of innovation, we made significant progress in 2021 in further strengthening our R&D biopharma pipeline. It comprises 64 Vaccines and Specialty Medicines, with exciting new developments in HIV and
COVID-19
solutions.
Performance:
Overall, 2021 was a year of strong sales performance and strategic progress for GSK. We saw Group sales growth of 5% CER driven by growth across Pharmaceuticals, Vaccines and Consumer Healthcare (excluding brands divested/under review). Total earnings declined by 9% CER reflecting the profit on disposal of the Horlicks business in 2020. However, we achieved Adjusted EPS growth (including
COVID-19
solutions) of 9% (CER) ahead of updated guidance. The pipeline for 2022 remains robust, with continued progress in pharma and vaccines.
Trust
: The company continues to build its ESG leadership position and during the year was ranked first again in the Access to Medicines Index for the eighth time in a row. GSK was also first in the pharmaceutical industry group of the Dow Jones Sustainability Index, received gold recognition in S&P’s Sustainability Yearbook and an
A-
in CDP Climate Change.
2021 remuneration outcomes
This performance delivery resulted in higher total remuneration in respect of 2021 for Emma Walmsley our CEO, Dr Hal Barron our CSO, and Iain Mackay our CFO than in 2020. This was due to an increase in variable performance related pay from the annual bonus through achievement of the adjusted Group PBIT financial measure. In addition, the CFO’s remuneration increase also reflected the vesting of his first PSP award since joining the company in 2019.
The key decisions made by the Committee were as follows:

–
Bonus
– The outcomes for the CEO, CFO and CSO were each determined by reference to performance against the agreed financial measure of adjusted Group PBIT, and the Committee’s assessment of their individual performance. Financial performance resulted in a bonus payment at 104% of the financial target. The Committee’s assessment of each Executive’s performance against the personal objectives set for them at the start of the year is set out on page 129. The Committee believes the bonus outcomes appropriately reflect the overall underlying performance achieved in 2021. Full details are provided on page 128.

–
Vesting of LTI awards
– Only 58% of the 2019 Performance Share Plan (PSP) award vested. The pre-agreed
measures for this award were: R&D new product performance; adjusted free cash flow; and relative TSR, each of which was equally weighted. Performance was measured over the three years to 31 December 2021. 74% of the R&D new product measure vested. This reflected delivery in strengthening the pipeline and the successful commercialisation of newly launched products. The continued strong focus on cash management and generation resulted in full delivery of the adjusted free cash flow measure. Disappointingly, the company’s relative TSR performance over the last three years has again resulted in this part of the award lapsing in full. The vested shares will be deferred for two years. See page 130.

–
Base salary
– Following a review of Executive Directors’ performance, the Committee agreed that they should receive an annual increase of 2% for 2021 in line with increases provided to the wider workforce in the UK and US. The Committee also agreed to award Dr Barron an increase of 8% from 1 August 2021 to reflect the creation of One R&D. This new organisation brought together the scientists and governance across Pharmaceuticals and Vaccines to ensure that together they can focus on and invest in what matters across the Group as a whole. (See page 126 for further details).

The 2021 bonus and all awards in relation to 2021 were made in accordance with our Remuneration policy and in determining the outcomes, the Committee carefully considered each Executive Director’s performance but did not deem it necessary to exercise discretion or address any anomaly in the performance outcomes. This review included an assessment of performance against all the relevant measures and in the wider context, especially the company’s Culture and Trust priority. GSK did not access any
COVID-19
Government support or job retention schemes during 2021 or 2020. The dividend policy was maintained during the year and the company delivered its upgraded financial guidance for the year.
GSK’s remuneration policy
I would like to set out why the Committee is seeking to update our Remuneration policy at this time.
The past four years have seen a period of significant transformation for GSK, the results of which are becoming evident as we seek to fundamentally address long standing issues and prolonged Total Shareholder Return under-performance. The Committee agreed it was therefore essential to review our Remuneration policy ahead of the usual three-year cycle to define the biopharma business’ new approach to remuneration.

GSK Annual Report 2021

The policy review has sought to ensure our remuneration arrangements only reward the delivery of our bold new performance ambitions. The key focus of the Investor Update (IU) ambitions over the next five years is to deliver sales growth of more than 5% CAGR and adjusted operating profit growth of more than 10% CAGR from 2021. These ambitions exclude contributions from early stage assets, future business development and
COVID-19
solutions. We have significantly changed our performance pay out curves to this end to focus expectations to over delivery. Going forward, achievement of these ambitions should deliver top quartile performance for our sector.
Following a comprehensive review, the Committee concluded that the main policy framework remained fit for purpose. Given that driving long term performance through consistent year on year short term improvement was the main aim, changing the Annual Bonus plan to support and deliver this was determined to be the key imperative.
After careful consideration the Committee concluded that the changes required to the operation of the Annual Bonus were to:

–	raise the target performance level to align to delivery at or above the IU ambitions;

–	reduce the reward previously available for lower than “on target” performance;

–	change the financial bonus measure from adjusted group PBIT to sales growth and adjusted operating profit growth in line with the key IU ambitions;

–
strengthen and focus strategic and operational measures for the Executive Directors to a few stretch and personal objectives aligned to quantifiable IU ambitions, reflecting personal areas of accountability. These would also reinforce our culture and Trust priority; and

–
given how fundamental ESG is to our DNA and success, it is important to recognise this through a specific performance condition to incentivise incremental year on year improvements against our public ambitions.

We have significantly reduced the pay opportunity for less than “on target” performance. The Committee therefore agreed it was important to incentivise and reward truly exceptional performance, on the occasions it is achieved, to reinforce the step change in performance culture. As a result, one key policy change to the Annual Bonus is proposed.
The current bonus maximum of up to 200% of salary, paid 50% in cash and 50% in shares deferred for three years, will be maintained.
The change we are proposing is an additional opportunity for material outperformance of our IU ambitions of up to a further 100% of salary. This means that the maximum potential annual bonus opportunity will be 300% of salary. However, this additional element could only be achieved if our public ambitions for more than 5% sales growth and more than 10% adjusted operating profit growth were significantly exceeded bringing significant shareholder value.
To support increased alignment with shareholders, we are proposing that any bonus earned in excess of 200% of salary (ie the maximum under the current Remuneration policy) up to 300% of salary (the proposed maximum) would be delivered fully in shares deferred for three years. Half of any bonus earned up to 200% of salary will continue to be deferred into shares for three years. This means that in the event management’s performance was such that the IU ambitions were significantly exceeded and the increased maximum bonus was earned, only 100% of base salary would be delivered in cash with the balance being deferred into GSK shares for three years.
In developing the new remuneration policy, we engaged extensively with shareholders to gain their views and feedback for which the Committee is very grateful. As a result of this we made some adjustments to our approach to quantum and clarity of the performance measurement that feature in the final proposed policy. We are pleased that this process has allowed us to develop a remuneration structure that works for both the company and our shareholders as we enter a new phase for the business post demerger.
It is important to note that to achieve the new maximum, annual sales growth and adjusted operating profit growth would each be required to be at least 5 percentage points above their respective targets. It is acknowledged that such performance is not expected to be a frequent occurrence. However, if achieved the Committee believe it should be appropriately rewarded given the additional value that would be delivered to investors, patients and our people.
In the event the Annual Bonus financial measures are not achieved the Committee would consider the appropriateness of the other measures paying out.
In terms of competitiveness, for our CEO, Emma Walmsley, if the maximum opportunity was earned as a result of delivering the exceptional performance required to reach this, her overall compensation package would be in the bottom quartile versus our global pharmaceutical comparator group. This assumes peers in this group only achieve target bonus. This group includes companies listed in the UK and Europe.
Post demerger, as a FTSE 20 company, new GSK will pursue an ambitious growth strategy focused purely on biopharmaceuticals. It will compete for talent in the highly competitive global pharmaceutical and biopharmaceutical sector where remuneration levels can significantly exceed those seen in the UK. The proposed change to Annual Bonus has been designed to strike a pragmatic balance between shareholder expectations for a UK listed business and the commercial imperative and duty that the Committee has to ensure the company can secure and retain the best talent. The additional proposed Annual Bonus opportunity will only be awarded for exceptional outperformance which will underpin delivery of significant growth and shareholder value.
Our remuneration arrangements with the enhanced Annual Bonus opportunity still remain overwhelmingly weighted to delivery of long-term performance. The Committee is therefore confident that this change to the Annual Bonus is in the best long-term interests of the company and our shareholders.

GSK Annual Report 2021

Remuneration policy implementation for 2022
Annual Bonus and LTI performance measures
We are proposing to implement changes to our Annual Bonus and LTI measures going forward to align them with our IU ambitions and Trust priority. These metrics will give greater linkage between our long- and short-term measures. They also ensure we have a focus on both top line and bottom line growth which are critical to achieving our IU ambitions as well as ensuring we have a sharp focus on our strategic priorities including pipeline, culture and ESG.
For 2022, the:

–
Annual Bonus measures will be:
annual Total Sales growth (30%); annual Adjusted Operating Profit growth (30%); strategic and operational (30%); ESG - Human Capital Management: Inclusion & Diversity (I&D) (10%).

–
LTI measures will be:
Relative TSR (30%), Total Sales growth over 3 years (20%); Adjusted Operating Profit growth over 3 years (20%); Pipeline Progress (20%); and ESG: Environment Composite Scorecard (10%).

The Committee will agree a few key stretch strategic and operational objectives for each Executive Director. They will focus particularly on individual areas of accountability to underpin delivery of the fundamentals of our strategy in support our ultimate financial success. For example, the CEO and CSO will each have clear pipeline delivery objectives. Each executive’s objectives will also require demonstration of our Culture and Trust priority. The Committee will also ensure that the measures are quantifiable, suitably stretching and align to the delivery of our public ambitions. We will provide disclosure of performance against these objectives to reassure shareholders that they are stretching.
The Corporate Responsibility Committee supported the Committee in the key considerations for the design, development and adoption of an aligned approach to our key ESG commitments fundamental to how we operate. We are introducing a 10% ESG measure initially into both our short and long-term plans, to reward delivery of external ambitions for our Trust priority, specifically in respect of Human Capital Management: I&D and our Nature Net Positive and Climate Net Zero ambitions by 2030.
We chose to focus on an element of Human Capital Management for our first annual bonus ESG measure to reinforce delivery of our public I&D targets. An Access to Medicines measure was considered, however, it was agreed that given our success in this area it would not be a suitably stretching target. Whereas I&D is an important business imperative and suitably stretching targets could be set to warrant additional reward.
Each of the targets set this year are for new GSK, they will not therefore require adjustment following the demerger. The Board and the Committee believe that the proposals represent the right approach to appropriately focus and reward executives to deliver our public ambitions and secure strong performance for all our stakeholders.
Salary
The Committee agreed following a review of performance of Executive Directors that they should receive a 3.0% salary increase for 2022 aligned with that provided to the wider workforce in each of their respective geographies.
Following the company’s announcement on 19 January 2022, Dr Hal Barron will transition from CSO to a non-independent
Non-Executive
Director on 31 July 2022. The Committee determined that given Dr Barron had agreed to remain a Director he should be treated as a good leaver. He will receive his existing salary up to 31 July 2022 and a pro-rated
bonus for 2022. He will retain his existing long-term incentive awards which will vest subject to performance and on a pro-rated
basis. From 1 August 2022 he will receive fees as a
Non-Executive
Director and, subject to shareholder approval, £200,000 per annum in respect of the additional responsibilities that he will undertake for GSK and R&D.
Recoupment
Further to the allegations notified to the Group in February 2021 in respect of Dr Moncef Slaoui, a former Executive Director of the company, the Committee exercised its discretion and applied the claw back provisions under the Recoupment Policy in respect of past stock incentives received by Dr Slaoui. In December 2021, Dr Slaoui agreed to return to the Group $3,860,090 in the form of cash under the Recoupment Policy.
Consumer Healthcare Demerger
We are making strong progress towards the separation of the company into new GSK and Haleon, a new listed Consumer Healthcare company in mid-2022.
The new Haleon Board will engage with shareholders on the proposed remuneration arrangements for the new company.
AGM
Finally, I would like to take this opportunity to thank shareholders for their input and engagement during this Remuneration policy review, to help shape the new policy presented in this report. During this consultation we were pleased to be able to engage with approximately 50% of the company’s shareholder register. I welcome all shareholders’ feedback on this report ahead of our AGM. We look forward to receiving your support for our new Remuneration policy and Annual report on remuneration at our Annual General Meeting on 4 May 2022.
Urs Rohner
Remuneration Committee Chair
28 February 2022

GSK Annual Report 2021

2021 at a glance
2021 Total Remuneration
The following shows the composition of total remuneration paid to Executive Directors in office at 31 December 2021, in respect of 2021 and 2020.

Pay for performance

Executive Directors’ shareholdings (audited)

To align the interests of Executive Directors with those of shareholders, they are required to build and maintain significant holdings of shares in GSK over time. Executive Directors are required to continue to satisfy these Share Ownership Requirements (SOR) by holding 100% of their SOR for the first 12 months after leaving GSK and not less than 50% of their SOR for months
13-24
after leaving GSK.

Executive Directors and GLT	SOR % of salary
CEO	650
Other Executive Directors	300
Other GSK Leadership Team members	200

GSK Annual Report 2021

2022 at a glance

Key change: stronger link between short and long-term performance

–   Annual Bonus and LTI performance measures are directly aligned to the Investor Update (IU) ambitions

–   The measures are complementary by design to ensure
in-year
performance delivers long-term sustained results

–   Annual Bonus and LTI performance calibration has been toughened meaning reduced reward for below target performance and maximum reward only for exceptional performance

–   Maximum annual bonus opportunity increased to 300% of salary (from 200% of salary) to enable recognition of exceptional outperformance when achieved

–   Target payout under the annual bonus of 100% of salary will align with our IU ambitions (ie. no increase for delivering our core ambitions)

–   Any reward for the incremental exceptional performance opportunity to be delivered fully in shares deferred for three years so as to align to shareholder experience, and

–   Annual Bonus and LTI measures and their alignment with the IU ambitions will be cascaded down to the GLT and wider organisation

How our incentive measures align to our strategy

Performance measures	Alignment to strategy	Weighting	Weighting
Relative total shareholder return	Alignment with shareholders as participants are only rewarded for strong shareholder returns	–	30%
Total sales growth	Top line growth to deliver against our IU ambition of more than 5% sales growth	30%	20%
Adjusted operating profit growth	Bottom line growth to deliver against our IU ambition of more than 10% profit growth	30%	20%
Pipeline	Increases the emphasis on Innovation and rewards the acceleration and strengthening of our pipeline	–	20%
ESG ambitions	Focus on our key ESG ambitions, including our Human Capital Management: I&D priorities and Nature Net Positive and Climate Net Zero 2030 ambitions	10%	10%
Strategic and operational	Focus on key areas of individual accountability to underpin delivery of our strategy and public ambitions	30%	–

Key	Annual bonus	Long-term incentives

2022 Executive Director Remuneration

		Emma Walmsley	Iain Mackay

Fixed remuneration	Salary	£1,259,855	£915,335

	Pension (% of salary)	Will reduce to align with wider workforce by 1 January 2023

Annual bonus (% of salary)		Maximum opportunity: 200%, with half of any bonus paid in shares deferred for three years

		Incremental Exceptional Performance: up to an additional 100% of salary paid in shares all deferred for three years

LTI (% of salary)		575%	400%

Share ownership requirement (% of salary)		650%	300%

Dr Hal Barron will transition to a Non-Executive Director with effect from 1 August 2022.

GSK Annual Report 2021

Annual report on remuneration

2021 Total remuneration (audited)

2021 Total remuneration (audited)

	Emma Walmsley		Iain Mackay		Dr Hal Barron(2)
	2021 £000	2020 £000	2021 £000	2020 £000	2021 $000	2020 $000
Fixed pay

Salary	1,223	1,199	889	871	1,883	1,786

Benefits	134	141	242	155	145	58

Pension	245	245	178	175	651	1,247

Total fixed pay	1,602	1,585	1,309	1,201	2,679	3,091

Pay for performance

Annual bonus (1)	2,275	1,169	1,573	810	3,483	1,741

Vesting of LTI awards:

PSP (3)	4,326	4,277	2,408	–	6,371	6,387

Total pay for performance (4)	6,601	5,446	3,981	810	9,854	8,128

Total remuneration	£8,203	£7,031	£5,290	£2,011	$12,533	$11,219

Notes:
(1)	Details of the mandatory bonus deferrals in 2021 and 2022 under the Deferred Annual Bonus Plan (DABP) are set out on page 140.
(2)
From 1 August 2021 Dr Barron’s base salary increased by 8% to reflect the creation of the One R&D organisation. This has brought scientists and governance across Pharmaceuticals and Vaccines together to focus on and invest in what matters most across the Group.

(3)
The 2019 PSP was valued based on the closing share price on 16 February 2022 of £15.76 and the closing ADS price of $43.39. Of the vested amounts for the Executive Directors, the amount attributable to share price appreciation over the performance period was for the CEO £149,246, the CFO £83,092 and the CSO $411,869. The Committee did not exercise any discretion in relation to the vesting of the awards or share price changes.

(4)
The Committee may in specific circumstances, and in line with stated principles, apply clawback/malus, as it determines appropriate. Following due consideration by the Committee, there has been no recovery of sums paid (clawback) or reduction of outstanding awards or vesting levels (malus) applied during 2021 in respect of any of the current Executive Directors.

GSK Annual Report 2021

Annual report on remuneration
continued
2021 Total remuneration (audited)
continued

The following sections provide details of each element of 2021 ‘Total remuneration’, including how the Committee implemented the approved Remuneration policy during the year.

Fixed pay (audited)

Salary
The table below sets out the base salaries of the Executive Directors over the last two years compared to increases for the UK and US workforce.

	% change and 2021 effective date	Base salary

		2021	2020

Emma Walmsley		£1,223,160	£1,199,176
Iain Mackay	2% from 1 January	£888,675	£871,250
Dr Hal Barron		$1,821,781	$1,786,060
Dr Hal Barron (1)	8% from 1 August	$1,967,523	–
UK & US employees	2% from 1 April	–	–

(1)
Base salary increased by 8% from 1 August 2021 to reflect the creation of the One R&D organisation. This has brought scientists and governance across Pharmaceuticals and Vaccines together to focus on and invest in what matters most across the Group.

Details of salary levels for 2022 are provided on page 136.
Benefits
The UK remuneration reporting regulations require the company to add into each Executive Director’s Total benefits calculation all items which are deemed by tax authorities to be a taxable benefit for them.
These comprise:

–	Employee benefits in line with the policy for other employees, which may vary by location and role; and

–
Business related services
provided to employees to assist or enable them to carry out their role, which a tax authority has deemed to be a taxable “benefit” to the individual. Because these are business expenses, the company meets the tax which arises on them and therefore the items are shown grossed up for tax. These can be split into three areas:

–
Business travel: includes travel costs for the Executive Director and as appropriate for their spouse/partner associated with accompanying the Executive Director on GSK business which are deemed to be taxable benefits for the Executive Director.

–	Accommodation whilst on business travel.

–	Other benefits.
The table below provides an analysis of Total benefits (grossed up for tax) received by the Executive Directors in 2021 and 2020.

	2021 Benefits £000	2020 Benefits £000

Emma Walmsley

Benefits available to employees	71	62

Business related services (1)

Business travel	22	36

Other benefits	41	43

Total benefits	134	141

Iain Mackay

Benefits available to employees	131	149

Business related services (1)

Business travel	9	5

Other benefits (2)	102	1

Total benefits	242	155

Dr Hal Barron	$000	$000

Benefits available to employees	83	58

Business related services (1)

Business travel (3)	63	–

Accommodation whilst on business travel (4)	(2)	–

Other benefits	1	–

Total benefits	145	58
Notes:
(1)	Business related services which tax regulations deem to be a taxable benefit in the UK and/or the US.

(2)
Iain Mackay’s Other benefits have increased year on year. This is mainly due to membership of a global business organisation which supports his work as CFO and is not recognised by UK HM Revenue & Customs so is therefore deemed to be a taxable benefit. This was not incurred in 2020.

(3)	Increased travel costs compared with 2020 following changes to COVID-19 restrictions.

(4)	One-off refund of accommodation costs relating to prior year.

GSK Annual Report 2021

Annual report on remuneration
continued
Fixed pay (audited)
continued

Pensions
Please see details of changes to pensions policy on page 145 of the future policy table and its implementation on page 136. In addition, the Committee previously determined that all current and future UK and US Executive Directors will have their pension arrangements aligned to the wider UK and US workforce, as appropriate, by 1 January 2023.

Executive Director	Member since	Pension arrangements in 2021

Emma Walmsley	2010	Pension contributions of 20% of base salary and matching contributions on the first £13,333 of salary, with a cash

Iain Mackay	2019	supplement of 20% of base salary in lieu of pension on salary in excess of £13,333 (1) (2) .

Dr Hal Barron	2018
The CSO is a member of the 401(k) plan open to all US employees and the Executive Supplemental Savings Plan (ESSP), a savings scheme open to US executives to accrue benefits above the 401(k) plan limits. He receives 38% of base salary, less a contribution to the 401(k) and ESSP equivalent to 5% of total base salary and bonus (net of the bonus deferred under the DABP). In addition, in line with the wider US workforce, from 1 January 2021, a combined contribution rate under the 401(k) and ESSP plans of 11% (7% core contribution plus a match of up to 4%) of total base salary and bonus (net of the bonus deferred under the DABP).

(1)
As a member of the defined contribution plan, Emma Walmsley and Iain Mackay are eligible to receive a matching award of up to 5% on the first £13,333 of their salaries in accordance with the terms of the plan.

(2)	Emma Walmsley and Iain Mackay receive cash payments in lieu of pension of 20% of base salary in excess of £13,333, in line with GSK’s defined contribution pension plan rates.
The following table shows the breakdown of the pension values set out on page 125. The pension remuneration figures have been calculated in accordance with the methodology set out in The Large and
Medium-sized
Companies and Group (Accounts and Reports) (Amendment) Regulations 2008 (Remuneration regulations).

	Emma Walmsley		Iain Mackay		Dr Hal Barron
Pension remuneration values	2021 £000	2020 £000	2021 £000	2020 £000	2021 $000	2020 $000

UK defined contribution	3	5	3	5	–	–

US defined benefit	–	–	–	–	350	1,059

Employer cash contributions	242	240	175	170	301	188

Total pension remuneration value	245	245	178	175	651	1,247
Further details regarding the 2021 pension values for Dr Hal Barron are set out in the table below. The pensions figures disclosed for Dr Hal Barron, who is a member of the US style defined benefit plans, are in accordance with paragraph 10.e.ii of Schedule 8 of the Remuneration regulations.
The table shows the accrued benefit (ie the annual pension accrued to date). In accordance with the Remuneration regulations, the pension remuneration in 2021 was calculated as the increase in the accrued benefit, adjusted for inflation and multiplied by 20 to reflect the fact that the benefit will be received for a number of years. The normal retirement age under the Cash Balance Pension Plan is age 65. There is no additional benefit for retiring early.

	Accrued pension		Pension remuneration value for 2021 $000
Dr Hal Barron pension values	31 December 2021 $000	31 December 2020 $000

US – Funded	2	2	(6)

US – Unfunded	187	158	356

Total	189	160	350

GSK Annual Report 2021

Annual report on remuneration
continued

Pay for performance (audited)
Annual bonus

2021 performance against targets
For 2021, the performance measures and weightings were as follows:

	Weighting		2021 Adjusted Group PBIT performance
Performance measure	Executive Directors	2021 target	Outcome	Positioning against target

Adjusted Group PBIT	70%	£8,254m	£8,562m	104%

Individual objectives	30%
Threshold and maximum performance targets were set at 95% and 105% of target respectively.
The Adjusted Group PBIT target and outcome for the purposes of the Annual bonus calculation differ from Adjusted Group PBIT disclosed elsewhere in this Annual Report, primarily because both the target and outcome numbers are calculated by applying GSK’s budget exchange rates and not actual exchange rates.
The following table shows actual bonuses earned compared to the bonus opportunity for 2021:

		2021 bonus opportunity				2021 bonus outcome
Bonus	Target (% of salary)	Maximum (% of salary)	2021 Base salary	Financial performance (% of salary)	Individual objectives (% of salary)	Total 2021 bonus (% of salary)	Total 2021 bonus 000

Emma Walmsley			£1,223,160		60	186	£2,275

Iain Mackay	100	200	£888,675	126	51	177	£1,573

Dr Hal Barron			$1,967,523		51	177	$3,483
Details of the mandatory deferral by Executive Directors into the Deferred Annual Bonus Plan of 50% of annual bonus earned are set out on page 140.
The table below provides more detail on delivery against Adjusted Group PBIT:

Financial performance

–	Overall an encouraging performance exceeding updated guidance despite the uncertainties of the COVID-19 pandemic.

–
Delivered full-year reported Group sales of £34 billion (stable AER, +5% CER) with strong commercial execution driving CER growth across Pharmaceuticals, Vaccines and Consumer Healthcare (excluding brands divested/under review) including
COVID-19
solutions sales of £1.4 billion.

–	Adjusted Group PBIT of £8,839 million above target driven by higher sales and effective cost control. Outcome adjusted to exclude the commercial benefit from COVID-19 solutions.

–	Adjusted EPS of 113.2p (-2% AER, +9% CER), ahead of guidance including COVID-19 solutions, delivery driven by higher sales and effective cost control.

GSK Annual Report 2021

Annual report on remuneration
continued

Pay for performance (audited)
continued
The following table summarises performance against the scorecard of individual objectives agreed by the Committee for each Executive Director, in addition to their contribution to the financial performance for 2021:

Individual objectives	Achievements

Emma Walmsley

The Committee determined that the CEO clearly exceeded or met her individual objectives. 2021 was a highly successful year of focus and acceleration against GSK’s long-term IPT priorities, and the company exceeded its financial targets. GSK is on track for separation to unlock the potential of two new growth companies in a landmark year for the company in 2022:

Strengthen pipeline and build GSK’s reputation for Innovation
–  Continued progress in strengthening and advancing Pharmaceuticals and Vaccines pipeline, with 43 potential new medicines and 21 vaccine candidates in development

–  COVID-19
solutions focussed on prevention and treatment, including Xevudy (sotrovimab) launched for treatment, with positive data against Omicron

Drive growth and return on investment
–  Delivered EPS ahead of initial and updated guidance, with sales growth driven by commercial execution excellence. Pharmaceuticals sales £17.7 billion, Vaccines £6.8 billion and Consumer Healthcare £9.6 billion

Demonstrate continued commercial execution excellence
–  Transformed Specialty Medicine commercial capabilities and effectiveness across key markets

–  Exceptional supply chain reliability through continued
COVID-19
disruption, and continued network strengthening and simplification

Deliver separation programme milestones	– All demerger milestones on track. – New ambitions set out for new GSK to deliver a step change in growth and performance, and health impact at scale

Demonstrate strong Environmental, Social and Governance (ESG) credentials and build trust in future delivery
–  Sustained leading ESG performance, with delivery against all Global Health, Environment and Inclusion and Diversity commitments. Maintained sector-leading rankings in key ESG indices, as well as progress to deliver on climate and nature commitments

Demonstrate strong culture and leadership
–  Culture and talent to deliver success for both new companies, and strong progress to build a stronger, more diverse workforce (40% senior female representation; on track for 2025 gender and race & ethnicity aspirations)

–  Continued development and succession planning for leadership team roles, with internal candidates appointed Chief Scientific Officer Designate and Chief Digital and Technology Officer

Iain Mackay

The Committee determined that the CFO successfully met his individual objectives:

Demonstrate financial leadership
–  Strong financial leadership, with key role in delivery of Investor Update setting out competitive growth profile for new GSK

–  Delivered full year reported Group sales of £34.1 billion (stable at AER, +5% CER)

Demonstrate financial oversight and cost discipline	– Adjusted EPS of 113.2p (-2% AER, +9% CER) ahead of updated guidance, delivery supported by cost discipline and initial savings from scale transformation programme

Deliver separation programme milestones	– Separation preparations on track, including corporate finance and capital market readiness

Demonstrate strong culture and leadership	– Strong oversight across Finance and Tech during transformation, including appointment of new Head of Investor Relations and Chief Digital and Technology Officer

Dr Hal Barron

The Committee determined that the CSO successfully met his individual objectives:

Strengthen pipeline and build GSK’s reputation for Innovation
–  Continued R&D momentum both in R&D delivery and strengthening of pipeline, with pipeline progress targets exceeded. 12 approvals, 8 Phase III starts and 6 Phase II starts. 43 potential new medicines and 21 vaccine candidates in development. Business development to augment the pipeline, including: Vir, iTeos, Alector and Halozyme

Drive growth and return on investment
–  Continued progress to improve R&D productivity and success rates, including achieving US FDA emergency use authorisation for Xevudy in 13 months from deal signing with Vir in pre-clinical
phase. This medicine has proven effective against multiple
COVID-19
variants, including Omicron

–  Creation of One R&D organisation, bringing scientists and governance across Pharmaceuticals and Vaccines together to focus on and invest in what matters most

Demonstrate strong culture and leadership
–  Continuing focus on top talent in key roles in R&D (80%, with 31% of new talent in key roles external hires). Robust succession planning, including appointment of new Global Head of Vaccines R&D and Global Head of Oncology Development

Malus and clawback policy

For details of our existing policy on malus and clawback, please refer to the company’s 2020 Remuneration policy report on page 144 of the 2019 Annual Report, available on gsk.com.
The Committee reviews and discloses whether it (or the Recoupment Committee) has exercised malus or clawback. Disclosure is only made when the matter has been the subject of public reports of misconduct, where it has been fully resolved, where it is legally permissible to disclose and where it can be made without unduly prejudicing the company and therefore shareholders.
In line with these disclosure guidelines, the Committee has exercised one instance of clawback during 2021. For further details on this recoupment by the Committee please see page 122.

GSK Annual Report 2021

Annual report on remuneration
continued

Pay for performance (audited)
continued
Other policies
For details of our existing policies on recruitment remuneration, loss of office and termination payments, please refer to the 2020 Remuneration policy report on pages 141 to 150 of the 2019 Annual Report, available on gsk.com. No changes to our loss of office policy are proposed in the 2022 Remuneration policy.
Value earned from long-term incentives (LTIs)
The following tables set out the performance achieved against the targets set for the company’s LTI plans and also includes an update on performance of outstanding awards.
In line with the Committee’s agreed principles, for each measure applicable to the LTI awards, actual performance against the targets is reviewed and adjustments made as appropriate to ensure that the vesting outcome reflects genuine underlying business performance and that results are being delivered in line with our Culture and Trust business priority.
2019 PSP awards with a performance period ended 31 December 2021
The Committee reviewed the performance of the PSP awards granted to Executive Directors against the targets set. The Adjusted free cash flow (AFCF) target was revised in line with the disclosure on page 121 of the 2020 Annual Report. It has been further restated to take account of the revised phasing of the Future Ready programme restructuring cash payments, separation costs and revised timing of divestments based on detailed programme and separation planning undertaken in 2021. As a result, the target was increased by £0.21 billion to £11.48 billion.
For 2021, the 2019 PSP was valued based on the closing share price on 16 February 2022 of £15.76 and the closing ADS price of $43.39. Of the vested amounts for the Executive Directors, the amount attributable to share price appreciation over the performance period was for the CEO £149,246, the CFO £83,092 and the CSO $411,869. The Committee did not exercise any discretion in relation to the vesting of the awards or share price changes.
The performance achieved in the three years to 31 December 2021 and the vesting levels are set out in the table below.

Performance measures and relative weighting					Outcome and vesting level
	Performance targets				Outcome	% of maximum	% of award

R&D new product performance (1/3rd)	R&D new product sales performance measures aggregate three-year sales for new products launched in the three-year performance period and the preceding two years, ie 2017-21.				£11.12bn	74	24.66

			Target	% vesting
	Maximum		£12.25bn	100%
			£11.14bn	75%
			£10.58bn	50%
	Threshold		£10.02bn	25%

Adjusted free cash flow performance (1/3rd)	In line with the company’s agreed principles, the AFCF figures included adjustments for a number of material distorting items, including legal settlements, exchange rate movements and special pension contributions.				£14.53bn	100	33.33

		Original target	Revised target (1)	% vesting
	Maximum	£13.91bn	£13.20bn	100%
		£13.31bn	£12.63bn	75%
		£12.10bn	£11.48bn	50%
	Threshold	£11.74bn	£11.14bn	25%
	(1) The revised target has been further adjusted since the 2020 Annual Report as noted above.

Relative TSR performance (1/3rd)		TSR ranking within comparator group (2)		% vesting	Ranked 10th	0	0
	Maximum	1st, 2nd, 3rd		100%
		4th		70%
		5th		40%
	Threshold (3)	Median		25%
		6th to 10th		0%

	(2) TSR comparator group: AstraZeneca, Bristol-Myers Squibb, Eli Lilly, GSK, Johnson & Johnson, Merck & Co, Novartis, Pfizer, Roche Holdings and Sanofi.

	(3) The vesting schedule is based on delivering 25% vesting for median performance. In a comparator group of ten companies, median falls between two companies.

Total vesting in respect of 2019 awards						58%	57.99%

GSK Annual Report 2021

Annual report on remuneration
continued
Pay for performance (audited)
continued

Update on performance of ongoing LTI awards
The Committee also reviewed the performance of the PSP awards granted to Executive Directors in 2020 and 2021. The following charts provide an estimate of the vesting levels taking into account performance to 31 December 2021. Actual vesting levels will only be determined based on performance over the full three-year performance periods. The indications below should therefore not be regarded as predictions of the final vesting levels. The AFCF threshold and associated vesting scales for the 2020 and 2021 PSP awards have been adjusted. The net overall impact is an increase of £0.17 billion to £10.09 billion for the 2020 award and an increase £0.40 billion to £8.66 billion for the 2021 award.
These adjustments are to take account of the following items: revised phasing of the Future Ready programme restructuring cash payments based on detailed programme planning undertaken in 2021, and revised dividends to non-controlling
interests (ViiV Shionogi and Pfizer).
There are no changes to the targets set for the Innovation sales (previously named R&D new product) or the relative TSR performance measures for the 2020 and 2021 awards.

2020 PSP award

2021 PSP award

For threshold performance 25% of each award will vest in respect of each performance measure. Individual 2020 LTI award levels appear on page 121 of the 2020 Annual Report. They are set out below for the 2021 LTI awards.
Historical vesting for LTI plans

	Vesting%
Year of grant	Relative TSR	Adjusted free cash flow	R&D new product	Business diversification	Lapsed %	Total vested %
2011	0	13	16	11	60	40

2012	0	0	7	7	86	14

2013	0	0	21	17	62	38

2014	0	0	33		67	33

2015	15	21	33		31	69

2016	0	26	33		41	59

2017	0	33	33		33	67

2018	0	33	33		33	67

2019	0	33	25		42	58
2021 LTI awards
The 2021 DABP awards (in respect of the deferral of 2020 bonus) and the 2021 PSP awards are shown in the table below.

		2021 DABP awards		2021 PSP awards
	2020 % of total bonus deferred	Number of shares	Face value of award (1)	Award level as % of base salary	Number of shares	Face value of award (2)(3)

Emma Walmsley		45,779 shares	£0.585m	575%	550,757 shares	£7.0m

Iain Mackay	50%	31,725 shares	£0.405m	400%	278,363 shares	£3.6m

Dr Hal Barron		24,355 ADS	$0.871m	500%	254,794 ADS	$9.1m

(1)
The face values of the DABP awards have been calculated based on a share price of £12.77 and an ADS price of $35.75, being the closing prices on 9 February 2021 (the day before grant). These are nil-cost
options for the UK Executive Directors and restricted shares for the US Executive Director. No performance conditions are attached to the DABP awards, as they reflect the mandatory 3 year deferrals in respect of the 2020 annual bonus earned.

(2)
The face values of the PSP awards have been calculated based on a share price of £12.77, and an ADS price of $35.75, being the closing prices on 9 February 2021 (the day before grant). These are conditional shares, based on the performance measures outlined above.

(3)	The performance period for the 2021 PSP awards is from 1 January 2021 to 31 December 2023. Awards vest at 25% of maximum for threshold performance.

GSK Annual Report 2021

Annual report on remuneration
continued

Directors’ pay in a wider setting
Internal context

In setting executive pay it is important that the Committee and I do so with a good understanding of our wider workforce pay. To that end on an annual basis I meet with our Human Resources Business Leaders of Global Support Functions, Pharmaceuticals, ViiV Healthcare, Vaccines and Consumer Healthcare to understand perspectives on pay and GSK’s remuneration package for the wider workforce. This year was the third such annual meeting I have held. I was pleased to discuss progress on the Group’s human capital management and I&D agenda to attract and retain diverse talent which lies at the heart of the company’s fundamental commitment to the equity of its employment and reward practices.

At the meeting, we covered the current Reward environment for employees across the enterprise and notable global competitive challenges facing the company; namely:

–   Competitive pressures for
in-high
demand skills in our businesses and the actions taken to attract and retain key talent in these areas

–   Handling different pay levels across the Group and in different geographies. This included where the company was experiencing particular pay challenges currently or were anticipated to experience in the future and the mitigatory steps that were being taken to address these

–   Preparation of a competitive Reward strategy and programmes for the Consumer company for implementation after the demerger

–   Progress against the company’s publicly disclosed gender and ethnically diverse leader aspirations. We discussed the country-based reviews and the clear guidance, tools and support provided to markets to ensure pay equity Finally, Dame Vivienne Cox, our Workforce Engagement Director and member of the Committee, ensures that employee views and perspectives on pay and reward are reflected in the Committee’s discussions.

Urs Rohner

Remuneration Committee Chair

Remuneration structure for employees during 2021

Element	Wider workforce pay	Comparison with Executive Director and GLT pay
Salary
–   The market competitiveness of salaries across the company is assessed at a local market level. The competitiveness of roles, which is measured against the external market and internal peers, is kept under regular review

–   For our Executive Directors and for the GLT, ordinarily following a performance review, increases in base salaries are in line with the average of the wider employee population unless there is a change in scope of the individual’s role, responsibilities or experience

Pensions and benefits	– The company seeks to provide an appropriate pensions and benefits package that is aligned to competitive market practices in those countries in which the company operates and our employees are based
–   Our Executive Directors and the GLT are eligible to receive benefits broadly in line with the policy for our other employees, which may vary by location
–   Pension arrangements are structured in accordance with where our Executive Director or GLT member is expected to retire. Current and future UK and US Executive Directors will have their pension arrangements aligned to the wider UK and US workforce by 1 January 2023

Annual bonus
–   With the exception of our sales force, who participate in separate arrangements, our wider workforce participates in a plan based on performance against four business and financial measures (three measures for Consumer Healthcare). This is structured to reflect the priorities of the specific business area
–   This plan is designed to reward our employees’ collective contribution to business achievement. Separate mechanisms are in place to recognise outstanding individual performance or to address under-performance

–   Our Executive Directors and the GLT participate in a plan based on an assessment of a combination of stretching financial / business and personal objectives
–   Our Executive Directors are required to defer 50% – and the GLT 25% – of any bonus earned into shares or ADSs as appropriate for three years
–   Clawback and/or malus provisions apply

LTI plans
–   Our employees at Senior Vice President (SVP) and Vice President (VP) level participate in the same PSP as our Executive Directors and the GLT with the same performance targets and periods
–   Clawback and/or malus provisions apply
–   Our SVP and VP employees, together with Directors and Managers below the GLT, receive annual Share Value Plan awards of restricted shares

–   Our Executive Directors and the GLT are granted annual PSP awards with the same performance targets and periods
–   Our Executive Directors are required to hold vested awards for an additional two-year
period
–   Clawback and/or malus provisions apply
–   Our Executive Directors and the GLT do not receive Share Value Plan awards following appointment

GSK Annual Report 2021

Annual report on remuneration
continued
Directors’ pay in a wider setting continued

CEO pay ratios

Financial year	Methodology	(Lower Quartile) P25	(Median) P50	(Upper Quartile) P75
2021		154:1	108:1	67:1

2020	Option A	130:1	96:1	62:1

2019		160:1	119:1	73:1
The pay ratios above are calculated using actual earnings for the CEO and UK employees. The CEO total single figure remuneration of £8,203,422 for 2021 and £7,031,871 for 2020 are detailed on page 125 of this Report.
Total remuneration for all UK full-time equivalent employees of the company on 31 December 2021 has been calculated in line with the single figure methodology, except for employer pension contributions for employees with a Defined Benefit pension due to the cost and complexity of such calculations. Instead, the Future Service Rate agreed at the most recent actuarial funding valuation has been used for these employees. Otherwise this reflects their actual earnings received in 2021 (excluding business expenses), which were used to produce the percentile calculation under Option A of the Remuneration regulations. Business expenses have been excluded as they are reimbursed to employees and not sufficiently substantial in value to significantly impact the ratios.
GSK continues to choose Option A because it is the most robust and statistically accurate way for the company to calculate the three ratios from the options available in the Remuneration regulations. The increase in the pay ratio for 2021 is due to a higher level of bonus received compared to 2020, reflecting higher business and individual performance. Set out in the table below are the base salary, and total pay and benefits for each of the percentiles.

	2021	2020	2019	2021	2020	2019	2021	2020	2019
£	P25			P50			P75
Salary	37,251	36,924	34,510	51,492	50,000	47,029	72,997	70,203	66,561

Total pay and benefits	53,151	54,133	50,467	76,234	73,340	68,200	122,852	113,830	110,638
The Committee believes that the median pay ratio is consistent with the company’s pay, reward and progression policies. The base salaries of all employees, including the Executive Directors, are set with reference to a range of factors including market practice, experience and performance in role.
Supplemental/Additional ratios
GSK’s CEO pay ratio is likely to vary, potentially significantly, over time since it will be driven largely by CEO variable pay outcomes. In line with our reward principles, the CEO has a larger portion of her pay based on performance than the individuals at P25, P50 and P75. This means that depending on GSK’s performance the ratio could increase or decrease significantly. The Committee believes that our senior executives should have a significant proportion of their pay directly linked to performance.
In light of this we have also provided supplemental ratios, where LTI compensation has been excluded. We believe this provides an additional view as LTIs formed a substantial percentage of the CEO’s total remuneration, which is highly variable and dependent on business performance. The CEO 2021 total remuneration excluding LTI compensation is £3,877,617.

Financial Year	Methodology	P25	P50	P75

2021		73:1	51:1	34:1

2020	Option A*	51:1	38:1	26:1

2019		65:1	48:1	32:1

*	Total remuneration less vesting of long-term incentive awards.
Historic CEO remuneration

Emma Walmsley					£000
	2021	2020	2019	2018	2017

Total remuneration	8,203	7,031	8,094	5,887	4,883 (1)

Annual bonus award (2) (% of maximum)	93%	49%	79%	93%	77%

Vesting of LTI awards (% of maximum)	58%	67%	67%	59%	69%

Sir Andrew Witty					£000

	2017	2016	2015	2014	2013

Total remuneration	715 (2)	6,830	6,661	3,902	7,207

Annual bonus award (2) (% of maximum)	0% (2)	97% 100%		42%	88%

Vesting of LTI awards (% of maximum)	0% (3)	33%	38%	14%	31%

(1)	Emma Walmsley’s total remuneration includes her pay for the period 1 January to 31 March 2017, before she became CEO.

(2)	Sir Andrew Witty received a pro-rata payment for 2017 in lieu of a variable bonus opportunity, in accordance with the 2014 Remuneration policy.

(3)	PSP and DABP awards for Sir Andrew Witty granted in 2015 did not vest until April 2018, in accordance with the terms of the Executive financial recoupment policy.

GSK Annual Report 2021

Annual report on remuneration
continued
Directors’ pay in a wider setting continued

Percentage change in remuneration of Directors

		2021 percentage change			2020 percentage change
	Salary/fee	Benefits	Bonus	Salary/fee	Benefits	Bonus
	%	%	%	%	%	%
UK Employees (1)	2.0	0.0	4.85	2.5	0.0	1.1
Executive Directors (2,3)
Emma Walmsley	2.0	(5.0)	94.6	8.0	(26.6)	(33.4)
Iain Mackay	2.0	56.1	94.2	5.6	11.5	(31.6)
Dr Hal Barron	5.4	150.0	100.1	2.5	(91.2)	(34.9)
Non-Executive Directors (2,4)
Sir Jonathan Symonds	–	50.0	–	201.7	0.0	–
Charles Bancroft (5)	156.1	–	–	–	–	–
Vindi Banga	(4.6)	(50.0)	–	23.6	(50.0)	–
Dr Anne Beal (5)	–	–	–	–	–	–
Dame Vivienne Cox	(5.6)	(50.0)	–	55.4	(75.0)	–
Lynn Elsenhans	(7.3)	(75.0)	–	(12.3)	(73.3)	–
Dr Laurie Glimcher	(8.3)	(61.8)	–	(18.2)	(55.3)	–
Dr Jesse Goodman	(5.6)	–	–	(12.5)	(65.2)	–
Urs Rohner	(5.6)	175.0	–	16.3	(69.2)	–
Judy Lewent (6)	(73.8)	(25.0)	–	(17.6)	(85.4)	–

(1)	The UK employee population was considered to be the most relevant comparison as it most closely reflects the economic environment encountered by the majority of the Executive Directors.

(2)	Percentage changes have been calculated based on the 2021 Total remuneration table on page 125 for Executive Directors and the 2021 Total fees table on page 139 for Non-Executive Directors.

(3)	Further information on salary and benefits for Executive Directors can be found on page 126. Further information on annual bonus for Executive Directors can be found on page 128.

(4)	Fees of Non-Executive Directors include fees received as cash and in the form of shares or ADS under the terms of the Non-Executive Directors’ share allocation plan.

(5)	Charles Bancroft and Dr Anne Beal were appointed to the Board on 1 May 2020 and 6 May 2021 respectively.

(6)	Judy Lewent retired from the Board on 5 May 2021.

Relative importance of spend on pay
The table shows total employee pay and the Group’s dividends paid to shareholders.

	Change	2021	2020
	%	£m	£m
Total employee pay	(12.2)	9,003	10,249
Dividends paid in the year	0.6	3,999	3,977
The figures in the table above, which reflect payments made during each year and the impact of movements in exchange rates, are as set out on pages 185 and 192. However, dividends declared in respect of 2021 were £4,006 million (2020 – £3,989 million) an increase of 0.4%.
Total employee pay is based on 91,961 employees, the average number of people employed during 2021 (2020 – 95,884).
There were no share repurchases made by the company during 2021 and 2020.
All-employee
share plans
UK Executive Directors may participate in HMRC approved
all-employee
share plans with the wider UK workforce, ie. Share Save and Share Reward plans.
Participants of the company’s Share Save plan may save up to £250 a month for three years and at the end of the period have the option to buy GSK shares at a 20% discount to the share price at the start of the savings contract. Participants of the Share Reward plan contribute up to £125 a month to purchase GSK shares which the company then matches.
For further details see page 140.
Dilution limits
All awards are made under plans which incorporate dilution limits consistent with the guidelines published by the Investment Association. These limits are 10% in any rolling ten-year
period for all plans and 5% in any rolling
ten-year
period for executive share plans (granted to senior executives). Estimated dilution from existing awards made over the last ten years up to 31 December 2021 is as follows:
All GSK employee share plans

GSK Annual Report 2021

Annual report on remuneration
continued

Directors’ pay in a wider setting
continued
External context

Comparator groups for pay and relative TSR
The Committee used two pay comparator groups when considering executive pay for 2021. The Global pharmaceutical comparator group is also used to measure relative TSR performance. The primary groups used for each Executive Director were as follows:

European cross-industry comparator group
Emma Walmsley	Roche Holding AG	Linde	Deutsche Telekom
Iain Mackay	Novartis	Sanofi	Kering
	LVMH	AstraZeneca	Heineken
	Anheuser-Busch Inbev	Diageo	BASF
	Unilever	Siemens	Vinci
	SAP	Christian Dior	Adidas
	L’Oreal	Inditex	Bayer
	Novo Nordisk A/S	BAT	Safran
	Airbus	Volkswagen	Reckitt Benckiser

Global pharmaceutical comparator group
Dr Hal Barron	France	US
	Sanofi	AbbVie (1)
	Switzerland	Amgen (1)
	Novartis	Bristol-Myers Squibb
	Roche Holdings	Eli Lilly
Johnson & Johnson
	UK	Merck & Co
	AstraZeneca	Pfizer

(1)	AbbVie and Amgen are included for remuneration benchmarking, but are not included in the relative TSR comparator group.
2021 CEO total remuneration positioning
When reviewing the CEO’s remuneration, the Committee has also referenced pay for the Global pharmaceutical group.

Remuneration includes salary and the expected value of incentives based on the Committee’s agreed benchmarking methodology.
Performance graph
The following graph sets out the performance of the company relative to the FTSE 100 index and to the pharmaceutical performance comparator group for the ten-year
period to 31 December 2021. These indices were selected for comparison purposes as they reflect both the primary index of which GSK is a constituent and the industry in which it operates.

*	This index comprises AstraZeneca, Bristol-Myers Squibb, Eli Lilly, Johnson & Johnson, Merck & Co, Novartis, Pfizer, Roche Holdings and Sanofi.

GSK Annual Report 2021

Annual report on remuneration
continued

Implementation of Remuneration policy for 2022

Fixed Pay

Salary
The Committee considered the average increases being awarded to employees below the level of Executive Directors in the UK and US. After due consideration of performance, it was agreed that it was appropriate to award increases in line with the wider workforce to the CEO, CFO and CSO to ensure the competitiveness of their remuneration could be maintained.

Base salary	2022	% change

Wider workforce (1)	–

Emma Walmsley	£1,259,855

Iain Mackay	£915,335	3.0

Dr Hal Barron (2)	$2,026,549

(1)	Based on the average increase budget for employees below the level of GLT in the UK and US.

(2)	Dr Barron will transition to a Non-Executive Director with effect from 1 August 2022.
Benefits
No significant changes to the provision of benefits are proposed for 2022. For full details of the policy in relation to benefits, please refer to the proposed new 2022 Remuneration Policy report, page 144.
Pension
The table below provides an overview of the pension arrangements for each ongoing Executive Director in 2022.
The Committee has previously committed to reduce existing UK Executive Directors’ pensions to align with the wider UK workforce by 1 January 2023.
Any new
UK-based
or
US-based
Executive Director’s pension will be aligned to the appropriate wider workforce on appointment.

2022 Pension contribution

Emma Walmsley Iain Mackay
20% of base salary and matching contributions of 5% on the first £13,333 of salary in accordance with the terms of the plan open to all employees, and 20% of base salary in lieu of pension on salary in excess of £13,333

Dr Hal Barron (1)
38% of base salary, less a contribution to the 401(k) and ESSP equivalent to 5% of total base salary and bonus (net of the bonus deferred under the DABP). In addition, in line with the wider US workforce, from 1 January 2021, a combined contribution rate under the 401(k) and ESSP plans of 11% (7% core contribution plus a match of up to 4%) of total base salary and bonus (net of the bonus deferred under the DABP).

(1)	Dr Barron will transition to a Non-Executive Director with effect from 1 August 2022.
Pay for performance

Annual bonus
The Annual bonus plan has been redesigned to better align with our IU ambitions and Trust priority. For full details of the proposed changes to the Annual bonus plan, please refer to ‘2022 at a glance’ on page 124 and the proposed 2022 Remuneration Policy report on pages 145 and 146.

	Bonus opportunity % of salary
	Target	Maximum	Exceptional performance (1)

Emma Walmsley

Iain Mackay	100	200	300

Dr Hal Barron

(1)	Exceptional performance: up to an additional 100% of salary fully paid in shares deferred for three years.

		Weighting of performance measures %
	Total sales growth	Adjusted operating profit growth	Strategic and operational measures	ESG: Inclusion & Diversity

Emma Walmsley

Iain Mackay	30	30	30	10

Dr Hal Barron
There will be a reduced payout for below target performance compared to the current policy. The proposed increase in payout opportunity for above target performance is to incentivise exceptional outperformance, in excess of our IU ambitions and Trust priority goals.
The increasing importance of our Trust business priority and ESG commitments has led us to propose an Inclusion & Diversity human capital management measure in the Annual bonus, based upon our progress towards our aspirational targets for gender and ethnically diverse representation in senior roles (see page 37).
Inevitably, targets linked directly to our financial and strategic plan are commercially sensitive. The Committee does not consider it appropriate to disclose Annual bonus targets during the year, as it may result in competitive harm. However, details of the performance targets will, as usual, be disclosed on a retrospective basis in the 2022 Annual Report.
Deferred Annual Bonus Plan (DABP) 2022 awards
The table below provides details of the mandatory deferral into the DABP of 50% of 2021 Annual bonus payments and the associated awards granted. The shares awarded have no performance conditions, but must be held for three years, regardless of continued employment.

	Total bonus deferred into shares %	DABP awards
		Shares	ADS

Emma Walmsley		72,399

Iain Mackay	50	50,056

Dr Hal Barron			40,617

GSK Annual Report 2021

Annual report on remuneration
continued
Implementation of Remuneration policy for 2022
continued

Performance Share Plan (PSP) 2022 awards
The table below provides details of awards granted under the PSP.

	% of salary	Shares
Emma Walmsley	575	461,059
Iain Mackay	400	233,028
Dr Barron did not receive a PSP award given his transition to a
Non-Executive
Director on 1 August 2022.
LTI performance measures
We are proposing changes to the measures and weighting for the 2022 LTI awards to better align to our IU ambitions and our Trust priority. For further details please refer to the 2022 Remuneration Policy report on page 146. The new proposed LTI measures and weighting are:

LTI measure	Measure	Weighting

Innovation	Pipeline progress	20%

Performance	Relative TSR	30%

	Total Sales Growth	20%

	Adjusted Operating Profit Growth	20%

Trust	ESG: Environment (1)	10%

(1)
A composite scorecard incorporating Scope 1 & 2 Targets for which assessment of performance against this metric will be determined in line with the World Resources Institute/World Business Council for Sustainable Development GHG Protocol methodology for accounting and reporting of our emissions footprint.

Innovation
The
Pipeline progress
measure seeks to reward acceleration and strengthening of the pipeline. This is based on two equally weighted elements of our key assets or indications measured over a three-year performance period.
Points are allocated for successful assets in each
sub-measure
based upon their forecast commercial value (peak year sales) at the end of the performance period.
The
sub-measures
for the 2022 award will vest as follows:
Pivotal Trial Starts
Focuses mainly on phase III registrational trial starts, but may also include phase II starts (eg in oncology).

Performance level	Points	Payout

Below Threshold	<11	Nil

Threshold	11	25%

	13	50%

	15	75%

Maximum Major Regulatory Approvals	17	100%
Major Regulatory Approvals

Performance level	Points	Payout

Below Threshold	<16	Nil

Threshold	16	25%

	18	50%

	20	75%

Maximum	22	100%
The Pipeline progress measure is commercially sensitive at the time of grant. At the end of the performance period we will provide full disclosure of what has been achieved.
Performance
Relative TSR will continue to be measured against GSK’s Global pharmaceutical comparator group (see page 135). The Total Sales growth and Adjusted Operating Profit growth measures recognise the importance of the commercial ambitions in our IU and the Committee has set targets that align with those ambitions.
Trust – business priority
We are proposing a new ESG Environment measure based upon our Trust priority and goal of having a Nature Net Positive and Climate Net Zero impact by 2030 (see page 122). The targets for the ESG Environment measure for the 2022 grant are based upon a series of Nature goals relating to Water, Waste & Materials reduction, Biodiversity impact and Climate goals that incorporate Scope 1 & 2 emission reduction targets, carbon offsetting and our industrialisation of green Ventolin.
Shareholdings versus Share Ownership Requirement (SOR) (audited)
To align the interests of Executive Directors with those of shareholders, they are required to build and maintain significant holdings of shares in GSK over time. Executive Directors are required to continue to satisfy these Share Ownership Requirements (SOR) by holding 100% of their SOR for the first 12 months after leaving GSK and not less than 50% of their SOR for months
13-24
after leaving GSK.

		Value of holdings as % of salary
	SOR % of salary	27 February 2022	31 December 2021

Emma Walmsley	650	1,292	985

Iain Mackay	300	261	64

Dr Hal Barron	300	799	566
Shares subject to performance conditions are excluded from each Executive Director’s SOR calculation until the end of the performance period. These vested shares are then included as part of the Director’s SOR to the extent that the performance conditions are met. The value of the holdings has been calculated on a post-tax
basis.
For Dr Hal Barron, ADS contributing to his SOR include his investments under the GSK 401(k) plan and the ESSP.
Emma Walmsley and Dr Barron currently exceed their SOR. Iain Mackay, who joined the Board in early 2019, is currently working towards satisfying his SOR.
The company has processes in place to ensure that each Executive Director’s SOR will continue to be satisfied after leaving GSK, including the monitoring of nominee accounts. Each Executive Director also agrees to the terms of the SOR included within their service contract.

GSK Annual Report 2021

Annual report on remuneration
continued

Remuneration governance

Committee role and membership
These details are available on page 93 and are incorporated by reference to this Report. The Chair, CEO, Chief People Officer, Head of Reward, Group Financial Controller and the Company Secretary assisted the Committee during the year.
Adviser to the Committee
PricewaterhouseCoopers LLP (PwC) has been the independent adviser to the Committee since it was appointed in 2018 for an initial period of three years after a full commercial tender exercise was concluded by the company. Prior to the expiry of this initial period, the Committee reviewed the quality of the services PwC provided. As a result, it was agreed to extend PwC’s term further to the end of 2022. This would allow for a full market review to be undertaken over the summer of 2022, followed by a full commercial tender if appropriate, prior to presenting recommendations to the Committee for adviser support from January 2023. PwC is a member of the Remuneration Consultants’ Group and, as such, voluntarily operates under the code of conduct in relation to executive remuneration consulting in the UK. The code of conduct can be found at www.remunerationconsultantsgroup.com.
During the year, in addition to providing consultancy services to the Committee, PwC provided other consulting and assurance services to the company. In line with the protocols agreed and set by the Committee Chair under which PwC provided their advice, the Committee is satisfied that such advice has been objective and independent. PwC has provided independent commentary on matters under consideration by the Committee and updates on market practice and legislative requirements. It also reviewed the potential for conflicts of interest and judged that there were appropriate safeguards against such conflicts. PwC’s fees for advice during the year, which were charged on both a fixed and a time and materials basis, were £168,200. Willis Towers Watson provided additional market data to the Committee.
Shareholder votes on remuneration matters

	Total votes cast (billion)	Total votes for (%)	Total votes against (%)	Votes withheld (million)
Remuneration report
2021 AGM	3.5	93.1	6.9	15.4
Remuneration policy
2020 AGM	2.7	88.2	11.8	620.1
Service contracts and letters of appointment
The table below sets out the dates of the Executive Directors’ service contracts, which are available for review at the company’s registered office and on gsk.com. Each Executive Director’s service contract contains a
12-month
notice period.

	Date of contract	Effective date	Expiry date
Emma Walmsley	29.03.17	01.04.17	30.06.34
Iain Mackay	18.09.18	14.01.19	n/a
Dr Hal Barron (1)	16.12.17	01.01.18	31.12.24

(1)	Dr Barron will transition to a Non-Executive Director (with a letter of appointment) with effect from 1 August 2022.
The
Non-Executive
Directors (NED) have letters of appointment, which are available to view at the company’s registered office. Each NED is expected to serve on the Board until the end of the AGM following the third anniversary of their appointment.
This is subject to election and subsequent annual
re-election.
Subject to mutual agreement, they are each expected to serve a further three years, and up to nine years from appointment in line with the provisions of the 2018 Code, subject to annual re-election.
Committee focus during 2021

Remuneration policy
The Committee sets the broad structure for the Remuneration policy and determines the remuneration of the Executive Directors, the Chair and other corporate officers.
Items discussed:
–	Proposed 2022 Remuneration policy
–	Remuneration impact of major Group restructuring and CH demerger
–	Engagement with shareholders and consideration of feedback

Salary review
The Committee periodically reviews and considers the remuneration environment for Executive Directors and GLT, approving annual adjustments as necessary having regard to performance and the remuneration of the wider workforce.
Items discussed:
–	Review of remuneration environment and wider employee trends
–	Executive Director and GLT benchmarking, competitiveness and GSK comparator groups
–	GLT and Company Secretary salary review and recommendations for 2021
–	Executive Director salary review and recommendations for 2022

Annual bonus
The Committee is responsible for setting specific performance measures for the Annual bonus and for assessments of performance.
Items discussed:
CEO, Executive Directors and GLT 2020 bonus recommendations and 2021 CEO and Executive Directors’ bonus objectives

LTI plans
The Committee is responsible for approving LTI plan rule changes, grants, assessments of performance, and the vesting of LTI awards for the Executive Directors, GLT and below (including interim awards).
Items discussed:
–	LTI performance outcomes and vesting of LTI awards for GLT and below
–	Confirmation of LTI grants for GLT and below

Governance and other areas of focus
The Committee adheres to a robust remuneration governance framework, ensuring alignment between internal actions and external reporting/compliance requirements.
Items discussed:
–	Remuneration considerations and committee programme for 2021
–	Review of Terms of Reference
–	Committee evaluation annual review
–	2020 Remuneration report
–	Confirmation of 2021 Group Budget for remuneration purposes
–	AGM and Remuneration report feedback, the external remuneration environment and performance target disclosure for incentive plans
–	2021 Remuneration report disclosures, including CEO pay ratio
–	Annual governance meeting key Committee messages
–	Committee Chair consultation with employee representatives on setting pay and wider workforce pay practices

GSK Annual Report 2021

Annual report on remuneration
continued

Non-Executive
Directors’ fees

Chair and other
Non-Executive
Directors
The company aims to provide the Chair and other
Non-
Executive Directors with fees that are competitive with those paid by other companies of equivalent size and complexity, subject to the limits contained in its Articles of Association.
Chair’s fees
The Chair is paid a fee of £700,000 per annum, of which he takes 25% in GSK shares. The Chair’s fees were reviewed on his appointment and have been reviewed annually since. It was concluded they remained appropriate.
2021
Non-Executive
Directors’ fees
The
Non-Executive
Directors’ fees that applied during 2021 are set out in the table below:

Per annum

Standard annual fee	£95,000

Supplemental fees

Chair of the Audit & Risk Committee	£80,000

Senior Independent Director	£50,000

Scientific & Medical Experts	£30,000

Chairs of the Remuneration, Corporate Responsibility and Science Committees Workforce Engagement Director	£40,000

Non-Executive Director undertaking intercontinental travel to meetings	£7,500 per meeting

Implementation of
Non-Executive
Directors’ policy in 2022
Non-Executive
Directors’ standard and supplemental fees were last increased with effect from 1 January 2020.
Following a review, and subject to shareholder approval, it was agreed to authorise the payment of fees from 1 January 2022 to Science Committee members of up to £200,000 per annum. These would be paid in respect of additional responsibilities undertaken on behalf of GSK and to support R&D and would reflect the time commitment of such responsibilities.
We do not expect to make any other increases to the fees payable to
Non-Executive
Directors during the new policy period.
2021 Total fees (audited)
The audited table below sets out the value of fees and benefits received by the
Non-Executive
Directors in the form of cash and shares or ADS. Further details of the
Non-Executive
Directors’ share allocation plan are set out on page 141.
Non-Executive
Directors’ fees that are paid in a currency other than Sterling are converted using an average exchange rate that is reviewed from time to time. The average exchange rates were updated in 2021.
Non-Executive
Directors’ fees were converted to US Dollars using an exchange rate of $1.3481 in 2021. Benefits comprise the grossed up cash value of travel and subsistence costs incurred in the normal course of business, in relation to attendance at Board and Committee meetings. For overseas-based Directors, this includes travel to meetings in the UK.

Non-Executive Directors’ emoluments (000) (audited)	2021				2020
	Fixed fees				Fixed fees
	Cash	Shares/ADS	Benefits	Total pay	Cash	Shares/ADS	Benefits	Total pay
Sir Jonathan Symonds	£525	£175	£3	£703	£525	£175	£2	£702
Vindi Banga	£109	£36	£1	£146	£114	£38	£2	£154
Charles Bancroft	–	$210	$5	$215	–	$82	–	$82
Dr Anne Beal	$62	$21	–	$83	–	–	–	–
Dame Vivienne Cox	£101	£34	£1	£136	£107	£36	£2	£145
Lynn Elsenhans	$134	$45	$5	$184	$93	$100	$20	$213
Dr Laurie Glimcher	–	$165	$13	$178	–	$180	$34	$214
Dr Jesse Goodman	$164	$55	$23	$242	$174	$58	$23	$255
Urs Rohner	£101	£34	£11	£146	£107	£36	£4	£147
Judy Lewent (1)	$48	$16	$9	$73	$183	$61	$12	$256

(1)	Retired from the Board on 5 May 2021.

GSK Annual Report 2021

Annual report on remuneration
continued

Directors’ interests in shares (audited)
Executive Directors’ interests in shares
The interests of the Executive Directors of the company in office during 2021 and their persons closely associated (PCA) are shown in the table below:

			As at 31 December 2021
				Unvested share plan interests
	Total directors’ interests as at		Beneficial interests	Not subject to performance		Subject to performance
	27 February 2022 (1)	31 December 2021 (1)	Shares/ADS (2)	Shares/ADS (3,7)	Options (4,7)	Shares/ADS (5)

Shares

Emma Walmsley	1,521,133	1,195,364	364,520	654,043	176,801	1,495,049

Iain Mackay	275,681	71,972	–	–	71,972	779,782

ADS

Dr Hal Barron	519,723	424,186	224,353	199,833	–	740,680

1)
Total directors’ interests
include beneficial interests and unvested share plan interests not subject to performance. The balance as at 27 February 2022 includes shares/ADS awarded in 2019 under the Performance Share Plan (PSP) and the Deferred Annual Bonus Plan (DABP) which vested in February 2022 less those sold to satisfy tax liabilities on the vested amounts. Executive Directors’ shareholdings versus their SOR are outlined on page 137.

2)
Beneficial interests
include shares/ADS held by the Executive Directors and their PCAs. For Emma Walmsley, this includes 2,385 shares purchased through the GlaxoSmithKline Share Reward Plan. Iain Mackay does not currently participate in the Share Reward Plan. As a US employee, Dr Hal Barron is not eligible to participate in the Share Reward Plan which is only open to UK employees. Dr Barron’s beneficial interests include ADS and notional ADS held by way of his investments in the GSK 401(k) plan and the Executive Supplemental Savings Plan (ESSP). Further details on Dr Barron’s membership of the plans can be found on page 127.

3)
Unvested shares/ADS not subject to performance
represent PSP shares/ADS which have vested but are subject to an additional two-year
holding period for Emma Walmsley and Dr Barron. Unvested ADS not subject to performance for Dr Barron also represent bonus deferrals (as described in note 7 below).

4)	Unvested options not subject to performance represent bonus deferrals under the DABP which are awarded as nil-cost options (as described in note 7 below).

5)	Unvested shares/ADS subject to performance represent unvested PSP awards.

6)	Vested but unexercised options: None of the Directors hold vested but unexercised options.

7)
DABP:
The table below shows bonus deferrals and subsequent reinvestment of dividends under the DABP. The amounts represent the gross shares/ADS balances prior to the sale of any shares/ADS to satisfy tax liabilities on vesting.

Deferred Annual Bonus Plan (Bonus deferrals)	27 February 2022	31 December 2021	1 January 2021

Shares

Emma Walmsley	178,962	176,801	189,554

Iain Mackay	122,866	71,972	36,655

ADS

Dr Hal Barron	100,301	101,801	72,192
As UK employees, bonus deferrals under the DABP are granted as nil-cost
options to Emma Walmsley and Iain Mackay and the following table sets out details of nil-cost
options exercised.

DABP	Date of grant	Number of shares under option	Date of exercise	Grant price	Market price at exercise	Gain on exercise (000)

Emma Walmsley

Deferral award	01.03.18	68,716	01.03.21	£0.00	£12.11	£832
In respect of
nil-cost
options awarded in 2018 under the DABP, the bonus which is deferred by the Executive Director was recorded as remuneration (under Annual bonus) in the Total remuneration table in respect of 2017. Number of shares under option includes the initial award amount together with reinvested dividends accrued to the date of exercise.

GSK Annual Report 2021

Annual report on remuneration
continued
Directors’ interests in shares (audited)
continued

Non-Executive
Directors’ interests in shares
The interests of the
Non-Executive
Directors of the company in office during 2021 and their persons closely associated (PCA) are shown in the table below:

				Share allocation plan for Non-Executive Directors
	Total directors’ interests as at (1)			Number of shares/ADS
	27 February 2022	31 December 2021	Beneficial interests at 31 December 2021 (2)	Dividends reinvested after year end	31 December 2021	Elected & allocated during the year (3)	1 January 2021
Shares
Sir Jonathan Symonds	64,467	63,474	35,757	993	27,717	15,865	11,851
Vindi Banga	106,013	104,473	71,800	1,541	32,673	4,780	27,893
Dame Vivienne Cox	10,997	10,548	–	449	10,548	3,345	7,203
Urs Rohner	17,168	16,427	–	741	16,427	3,673	12,754
ADS
Charles Bancroft	7,665	7,466	–	199	7,466	6,099	1,367
Dr Anne Beal	509	504	◾	5	504	504	–
Dr Hal Dietz	–	–	–	–	–	–	–
Lynn Elsenhans	47,168	44,984	1,000	2,184	43,984	3,849	40,135
Dr Laurie Glimcher	23,664	22,653	–	1,011	22,653	6,039	16,614
Dr Jesse Goodman	10,695	10,223	–	472	10,223	2,136	8,086
Judy Lewent (4)	–	–	–	–	–	1,928	18,892

1)
Total directors’ interests
include beneficial interests and any shares/ADS received as all or part of their fees under the
Non-Executive
Directors’ share allocation plan. Dividends received on shares/ADS under the plan during the year and in January 2022 were converted into shares/ADS as at 13 January 2022.

2)	Beneficial interests includes shares/ADS held by the Non-Executive Directors and their PCAs.

3)
Shares/ADS allocated during the year
under the
Non-Executive
Directors’ share allocation plan cover five quarters of allocations for the period from October 2020 to December 2021 due to a change in the timing of allocations during 2021. Shares/ADS allocated also includes dividends reinvested during the year.

4)
Judy Lewent retired from the Board on 5 May 2021, at which time her holding of 20,820 ADS under the
Non-Executive
Directors’ share allocation plan was released to her under the terms of the plan. The holding was subject to UK income tax.

Directors and Senior Management
Further information is provided on compensation and interests of Directors and Senior Management as a group (the group). For this purpose, the group is defined as the Executive and
Non-Executive
Directors, other members of the GLT and the Company Secretary. For the financial year 2021, the following table sets out aggregate remuneration for the group for the periods during which they served in that capacity.

Remuneration for 2021	£
Total compensation paid	29,205,417
Aggregate increase in accrued pension benefits (net of inflation)	39,483
Aggregate payments to defined contribution schemes	1,421,723

During 2021, members of the group were awarded shares and ADS under the company’s various LTI plans, as set out in the table below. To align the interests of Senior Management with those of shareholders, Executive Directors and GLT members are required to build and maintain significant holdings of shares in GSK over time. GLT members are required to hold shares to an equivalent multiple of two times their base salary, and must continue to satisfy these share ownership requirements for a minimum of 12 months after leaving GSK.

	Awards		Dividend reinvestment awards
Awarded during 2021	Shares	ADS	Shares	ADS
Performance Share Plan	2,305,483	471,211	351,369	83,884
Deferred Investment Awards (1,2)	274,510	–	18,759	–
Share Value Plan (2)	16,380	–	–	–

1)	Notional shares and ADS.

2)	Executive Directors are not eligible to receive Deferred Investment Awards or participate in the Share Value Plan.

GSK Annual Report 2021

Annual report on remuneration
continued
Directors and Senior Management
continued

At 27 February 2022, the group and their PCAs had the following interests in shares and ADS of the company. Interests awarded under the various LTI plans are described in Note 44 to the financial statements, ‘Employee share schemes’ on page 245.

Interests at 27 February 2022	Shares	ADS
Owned	2,482,185	526,342
Unexercised options	3,440	–
Deferred Annual Bonus Plan	588,815	121,198
Performance Share Plan	7,245,586	959,612
Deferred Investment Awards (1,2)	348,947	8,563
Share Value Plan (2)	32,760	11,480

(1)	Notional shares.

(2)	Executive Directors are not eligible to receive Deferred Investment Awards or participate in the Share Value Plan.
Fees in respect of Executive Directors’ external appointments
CEO
Emma Walmsley is an independent
non-executive
director of Microsoft Corporation. During 2021, she received $325,000, of which $125,000 was delivered as cash and $200,000 as stock options under the Microsoft Corporation’s Deferred Compensation Plan for its
non-employee
directors.
CSO
Dr Hal Barron was a
non-executive
director of GRAIL Inc (a private company) until 24 August 2021. During 2021, he earned $30,000 in fees.
Payments to past Directors (audited)
Simon Dingemans left the Board on 8 May 2019 as a voluntary leaver. The vesting of the DABP awards is governed by the
Remuneration policy prevailing at the time Mr Dingemans left the Board. The table below reflects the value of the deferred bonus and accrued dividends to the point of release.

	Date of vesting	Number of shares vested
2019 DABP	14 February 2022	51,712
Payments for loss of office (audited)
No loss of office payments were made in 2021 or 2020.
How our Remuneration policy continues to reflect Provision 40 of the UK Corporate Governance Code (the Code)
Clarity and Simplicity
The remuneration arrangements for the Executive Directors are set out in a clear and simple way in the Remuneration policy. Prior to finalising the Remuneration policy, the Committee consulted extensively with our shareholders to ensure transparency and clarity regarding its implementation. The fixed remuneration elements (salary, benefits and pension) are closely aligned with wider workforce arrangements and our pay for performance plans (annual bonus and long-term incentive) reward delivery of financial, strategic and ESG objectives in the short and long-term.
Risk
In line with the Code, we operate both deferral and post-vesting holding periods, in addition to malus and clawback provisions. The Committee retains discretion to adjust award outcomes (to zero if appropriate) if it considers the payout determined does not appropriately reflect the overall position and performance of the company.
Predictability and proportionality
Our Remuneration policy defines maximum limits on the total annual bonus and long-term incentive opportunities, and payouts under these elements are linked to fulfilment of performance conditions that support the company’s publicly stated ambitions. Through its implementation, maximum reward under our short and long-term plans are only achievable for material outperformance against our stated ambitions.
Alignment to culture
GSK’s purpose, values and strategy are directly reflected in the performance conditions set under the annual bonus and long-term incentive. In particular, we are introducing an ESG measure in both our short and long-term plans given our external ambitions for our Trust priority, and our Nature Net Positive and Climate Net Zero ambition by 2030. Our Share Ownership Requirements strengthen the focus on our strategic aims, and ensure alignment with the interests and experiences of shareholders, both during and after employment.
The Remuneration policy has operated as intended in terms of company performance and quantum during 2021.

GSK Annual Report 2021

2022 Remuneration policy summary

Remuneration policy review

Our current Remuneration policy (policy) was approved by our shareholders at our Annual General Meeting on 6 May 2020 when it received a 88.18% vote in favour. Shareholders are being asked to approve a new policy at our Annual General Meeting on 4 May 2022 which is intended to apply for the next three years.
During 2021, the Committee considered the policy to define the biopharma business’ new approach to remuneration. The decision-making process that the Committee followed for its determination, review and implementation of the proposed new policy is set out in the Committee Chair’s statement on pages 120 to 124.
The Committee’s review of the policy sought to ensure that it continues to:

–	Align with the company’s business priorities, culture, wider workforce pay policies and emerging best practice

–	Support the bold performance ambitions announced to investors in June 2021 and company’s key ESG commitments
–	Create long-term shareholder value, and

–	Drive the success of the company for the benefit of shareholders, patients, our people and other key stakeholders
In addition, changes to the policy have been made to ensure its implementation will support the delivery of business strategy whilst delivering a clear, understandable and appropriately competitive package to attract, retain and motivate executive talent.
The Committee developed the new policy for Executive and
Non-Executive
Directors in the context of its oversight of wider workforce pay, however, it did not consult directly with employees on the new policy. It consulted with our largest shareholders in respect of the proposed changes and took shareholders’ feedback into account when finalising the new policy.
The table below provides an overview of the main changes that are proposed in respect of the new policy. The full policy that shareholders are asked to approve is set out on pages 144 to 152.

Remuneration element	Proposed changes to policy	Rationale for the change

Pension
–  The description of the policy has been updated to reflect that the pension arrangements of any current UK and US Executive Directors will be aligned to the new Executive Directors’ arrangements from 1 January 2023

–  The US contribution rates have been updated

–  This reflects the commitment given in the 2020 Remuneration Report that the pension arrangements of US Executive Directors would also be aligned to those of the new Executive Directors from January 2023

–  The US references have been updated to reflect the latest contribution rates for the US wider workforce which came into effect in January 2021

Annual bonus
–  The maximum bonus opportunity for Executive Directors will be 300% of salary. For target performance, the bonus payout will be 100% of salary

–  For bonus up to an equivalent of 200% of salary, Executive Directors are required to defer 50% of any bonus earned into shares, or ADS as appropriate, for three years. Any portion of the bonus earned in excess of 200% of salary must be deferred 100% on the same basis

–  The additional opportunity of 100% is being introduced in the annual bonus to appropriately focus and reward executives to deliver and exceed our public ambitions and to secure strong performance for all our stakeholders

–  The additional opportunity would be deferred in full to ensure alignment with shareholders’ interests

Non-Executive Directors’ fees
–  Authority is sought for a
Non-Executive
Director who is a member of the Science Committee to be remunerated up to £200,000 per annum for undertaking additional responsibilities on behalf of GSK and to support R&D

–  The current requirement for
Non-Executive
Directors and the Chair to invest 25% of their net basic fees in shares or ADS of the company is retained, but the company may choose to replace this for the Chair or one or more
Non-Executive
Directors with a minimum share or ADS ownership requirement of at least one times their gross annual standard fee until their retirement from the Board. Shares or ADS previously acquired through investment of fees would continue to be held under those arrangements and would be delivered or released following retirement from the Board. Such shares or ADS would count towards any expected minimum ownership requirement

–  To appropriately remunerate
Non-Executive
Directors for their work

–  If the company chooses to replace the current investment requirement, the minimum ownership requirement would continue to maintain a meaningful and prudent level of investment to align Non- Executive Directors’ interests with shareholders

–  The ability to replace the current investment requirement would facilitate greater flexibility in operation of these arrangements

GSK Annual Report 2021

2022 Remuneration policy report
Subject to shareholder approval on 4 May 2022 at GSK’s Annual General Meeting, the Remuneration policy for each remuneration element will be as outlined in the table below.

Future Policy Table

Salary No change	To provide a core reward for the role. Set at a level appropriate to secure and retain high calibre individuals needed to deliver the Group’s strategic priorities.

Operation
Individual’s role, experience, performance and independently sourced data for relevant comparator groups considered when determining salary levels.
Salary increases typically take effect in the first quarter of each year.
Salaries are normally paid in the currency of the Executive Director’s home country.
Opportunity
There is no formal maximum limit and, ordinarily, salary increases will be broadly in line with the average increases for the wider GSK workforce.
However, increases may be higher to reflect a change in the scope of the individual’s role, responsibilities or experience. Salary adjustments may also reflect wider market conditions in the geography in which the individual operates.
Details of current salary levels are set out in the Annual report on remuneration.
Performance measures
The overall performance of the individual is a key consideration when determining salary increases.

Benefits No change	Levels are set to recruit and retain high calibre individuals to execute the business strategy.

Operation
Executive Directors are eligible to receive benefits in line with the policy for other employees which may vary by location. These include, but are not limited to, car allowances, healthcare, life assurance/death in service (where not provided as part of the individual’s pension arrangements), personal financial advice and contractual post-retirement benefits. In line with the policy for other employees, Executive Directors may be eligible to receive overseas relocation allowances and international transfer-related benefits when required. Executive Directors in the UK are also eligible to participate in all-employee
share schemes (e.g. Share Save and Share Reward Plan), under which they are subject to the same terms as all other employees.
In order to recognise the high business travel requirements of the role, Executive Directors are also entitled to car travel and exceptionally may be accompanied by their spouse/partner on business trips. Other benefits include expenses incurred in the ordinary course of business, which are deemed to be taxable benefits on the individual.
Where an Executive Director is based outside the UK, but is required to travel to the UK to fulfil the responsibilities of their role and to attend Board Meetings, they may be subject to tax on their business travel expenses to and from the UK and on the provision of any accommodation in the UK. Although in reality it represents a business expense, the tax treatment requires that their travel and accommodation expenses are then included as benefits. Because of the business context, the tax liabilities will be covered by the company on a grossed-up
basis.
Benefit provision is tailored to reflect market practice in the geography in which the Executive Director is based and different policies may apply if current or future Executive Directors are based in a different country.
Opportunity
There is no formal maximum limit as benefits costs can fluctuate depending on changes in provider cost and individual circumstances.
Details of current benefits and costs are set out in the Annual report on remuneration.
Performance measure
None

GSK Annual Report 2021

2022 Remuneration policy report
continued

Future policy table
continued

Pension	Pension arrangements provide a competitive level of retirement income.
Change

Pension arrangements provide a competitive level of retirement income.
Operation
Pension arrangements are structured in accordance with the plans operated in the country in which the individual is likely to retire. Where the individual chooses not to become a member of the pension plan, cash in lieu of the relevant pension contribution is paid instead. Executive Directors in the UK are entitled either to join the defined contribution pension plan or to receive a cash payment in lieu of pension contribution.
Where an individual is a member of a GSK legacy defined benefit plan, a defined contribution plan or an alternative pension plan arrangement and is subsequently appointed to the Board, he or she may remain a member of that plan.
Opportunity
The policy for all current Executive Directors is:
UK:
–
20% of base salary contribution to defined contribution plan and further 5% in matched contributions subject to any relevant cap and in line with implementation principles for other members of the plan; and

–	20% of base salary as a cash payment in lieu of pension contribution for the portion above the relevant cap;
or
–	20% of base salary as a cash payment in lieu of pension contribution.
From 1 January 2023, any current UK Directors who are still in role will have their pension arrangements aligned to new Executive Directors’ arrangements as follows.
Any new Executive Directors in the UK will receive from date of appointment:
–
7% of base salary contribution to defined contribution plan and further 3% in matched contributions subject to any relevant cap and in line with implementation principles for other members of the plan; and

–	7% of base salary as a cash payment in lieu of pension contribution for the portion above the relevant cap;
or
–	7% of base salary as a cash payment in lieu of pension contribution.
US
(1)
:
–	Supplemental Cash Balance pension plan, providing annual contribution of 38% of base salary, less 5% of total base salary and bonus (net of the bonus deferred under the DABP)(3).
–	GSK 401(k) plan(1) and the ESSP(1) with core contributions of 7% of salary and bonus(2) and matched contributions of 4% of salary and bonus(2).
From 1 January 2023, any current US Executive Directors who are still in role will have their pension arrangements aligned to new Executive Directors’ arrangements as follows.
Any new Executive Directors in the US will receive from date of appointment:
–	GSK 401(k) plan(1) and the ESSP(1) with core contributions of 7% of salary and bonus(2) and matched contributions of 4% of salary and bonus(2).
Global:
–	Eligible for appropriate equivalent arrangement not in excess of the US/UK arrangements.
Performance measures
None.

(1)	In the event of any change to the plans operated in the US, a similar treatment would be provided under any successor arrangements introduced within the market
(2)	Less bonus deferred under the DABP
(3)	The 5% offset is equal to the contribution to the 401(k) and ESSP which was moved from the pension plans, in line with the wider US workforce, from 1 January 2021

Annual bonus Change	To incentivise and recognise execution of the business strategy on an annual basis. Rewards the achievement of stretching annual financial, strategic and operational measures.

Operation
Financial, operational and business targets are set at the start of the year by the Committee and bonus levels are determined by the Committee based on performance against those targets.
Strategic and operational measures are set at the start of the year by the Committee and performance against those measures is assessed by the Committee.
Executive Directors are required to defer part of any bonus earned into shares, or ADS as appropriate, for three years. 50% of the equivalent of the first 200% of salary is deferred, and any portion in excess of 200% is deferred in full. Deferred bonus shares are eligible for dividend equivalents up to the date of vesting.
The Committee may adjust the formulaic vesting outcome (either up or down) to ensure that the overall outcome reflects underlying business performance over the vesting period. Clawback and/or malus provisions apply as described on page 147.
Opportunity
The maximum bonus opportunity for Executive Directors is 300% of salary. Below 99% of target performance, the bonus payout on the financial measures will be nil. For target performance, the bonus payout will be 100% of salary.

GSK Annual Report 2021

2022 Remuneration policy report
continued
Future policy table
continued

Performance measures

Based on a combination of financial targets and individual/ strategic and ESG performance objectives, with the majority of the bonus assessed against the financial measures. The weighting between different measures will be determined each year according to business priorities. Further details, including the measures to be used in the financial year, are provided in the Annual report on remuneration.
Selection of annual bonus measures
The annual bonus is designed to drive the achievement of GSK’s annual financial, strategic and operational measures.
For this reason the majority of the annual bonus opportunity is based on a formal review of performance against stretching financial targets, with the remainder of the bonus subject to assessment of individual performance against the key strategic and operational measures which are aligned to the company’s key objectives for that financial year and/or assessment of performance against ESG targets.
The annual bonus financial targets are set by reference to internal budget and external consensus targets.

Performance Share Plan (PSP) No change
To incentivise and recognise delivery of the longer term business priorities, financial growth and increases in shareholder value compared to other pharmaceutical companies. In addition, to provide alignment with shareholder interests, a retention element, to encourage long-term shareholding and discourage excessive risk taking.

Operation
Conditional awards are made annually with vesting dependent on the achievement of performance conditions over three years and are subject to an additional two-year
holding period. PSP targets are set by reference to internal budget and external consensus targets.
Awards are eligible for dividend equivalents up to the date of vesting and release.
The Committee may adjust the formulaic vesting outcome (either up or down) to ensure that the overall outcome reflects underlying business performance over the vesting period.
Clawback and/or malus provisions apply as described on page 147.
Opportunity
The normal maximum award limits that may be granted under the PSP to an individual in any one year are set out in the table below:

% of salary
CEO	600
CFO	400
Other Executive Directors	500
Performance measures
Based on a combination of financial, share price related and strategic and ESG performance conditions which are aligned to the company’s strategic plan. For all measures, 25% of awards will vest at threshold performance. Further details, including the performance targets attached to the PSP in respect of each year, and the weightings of the targets for the 2022 PSP awards are provided in the Annual report on remuneration.

Selection of long-term incentive measures
The Committee selects performance measures which focus Executive Directors’ long-term remuneration on the delivery of GSK’s key strategic priorities over the longer term. In addition to setting robust targets, the Committee has implemented a number of safeguards to ensure the targets are met in a sustainable way and performance reflects genuine achievement against targets and therefore represents the delivery of value for shareholders.
For each performance measure, the impact of any acquisition or divestment will be quantified and adjusted for after the event.

Any major adjustment in the calculation of performance measures will be disclosed to shareholders on vesting.
The Audit & Risk Committee chair and other members, who are also members of the Remuneration Committee, provide input on the Audit & Risk Committee’s review of the Group’s performance and oversight of any risk factors relevant to remuneration decisions.
Details of the rationale behind the performance measures selected and how they are calculated are set out in the Annual report on remuneration.

Share Ownership Requirements No change
To align the interests of Executive Directors with those of shareholders, they are required to build and maintain significant holdings of shares in GSK over time. The requirements for each Executive Director are as follows:

As a minimum, Executive Directors are required to maintain 100% of their share ownership requirements to the end of the first year following retirement from the company and 50% to the end of the second year.

% salary
CEO	650
Other Executive Directors	300

GSK Annual Report 2021

2022 Remuneration policy report
continued

Future policy table
continued

Clawback and malus	No change

In the event of a ‘triggering event’ (i.e. significant misconduct by way of violation of regulation, law, a significant GSK policy, such as the Code of Conduct, or a material misstatement of results, or serious reputational damage), the company will have the ability to claw back up to three years’ annual and deferred bonuses as well as vested and unvested LTIs. In addition, in respect of PSP awards made from 2020, if a participant is subject to an investigation, then the vesting of their awards may be delayed until the outcome of that investigation.
A separate Recoupment Committee has been established to investigate relevant claims of misconduct. The Recoupment Committee exercises this authority for the wider employee base.
It comprises of senior executives with relevant oversight and appropriate experience, including the Senior Vice President, Chief Compliance Officer, and the Senior Vice President and Group General Counsel, Legal and Compliance.
In respect of each financial year, the Remuneration Committee will disclose whether it (or the Recoupment Committee) has exercised clawback or malus. Disclosure will only be made when the matter has been subject to public reports of misconduct, where it has been fully resolved, where it is legally permissible to disclose and where it can be made without unduly prejudicing the company and therefore shareholders. Additionally, where there has been continuity of responsibility between initiation of an adverse event and its emergence as a problem, the adverse event should be taken into account in assessing annual bonus awards and LTI vesting levels in the year the problem is identified and for future periods. The Remuneration Committee (or Recoupment Committee) may make appropriate adjustments to individual annual bonuses as well as grant and vesting levels of LTI awards to reflect this.

Approach to recruitment remuneration	No change

The Committee determines the remuneration package of new Executive Directors on a case-by-case
basis depending on the role, the market from which they will operate and their experience. Total remuneration levels will be set by reference to a relevant pay comparator group and, where appropriate, will allow for future development in the role.
It is expected that new Executive Directors will participate in short and long-term incentive plans on the same basis as existing directors. However, in exceptional circumstances, the Committee reserves the flexibility to set the incentive limit for a new Executive Director at up to an additional 50% of the existing limits.
The Committee retains this flexibility in recognition of the high levels of variable pay in GSK’s global pharmaceutical competitors. However, the Committee will only use this flexibility when it is considered to be in the best interests of the company and its investors.
Pension arrangements for any external recruit as an Executive Director will be as set out in the Remuneration policy table on page 145.
Other benefits will be provided in line with the policy for existing Executive Directors.
Where required to meet business needs, relocation support will be provided in line with company policy.
For any internal appointments, entitlements under existing remuneration elements will continue, including pension entitlements and any outstanding awards. However, where not already the case, internal appointments will be required to move to Executive Director contractual terms, including termination provisions.
The Committee is mindful of the sensitivity relating to recruitment packages and, in particular, the ‘buying out’ of rights relating to previous employment. It will therefore seek to minimise such arrangements. However, in certain circumstances, to enable the recruitment of exceptional talent, the Committee may determine that such arrangements are in the best interests of the company and its shareholders. Such arrangements will, where possible, be on a like-for-like
basis with the forfeited remuneration terms. Arrangements will therefore vary depending on the plans and arrangements put in place by the previous employer and may be in the form of cash or shares and may or may not be subject to performance conditions. Explanations will be provided where payments are made as compensation for previous remuneration forfeited.
The remuneration arrangements for any newly appointed Executive Director will be disclosed as soon as practicable after the appointment.

GSK Annual Report 2021

2022 Remuneration policy report
continued

Future policy table
continued

Loss of office payment policy	No change

The company does not have a policy of fixed term contracts. Generally, contracts for new appointments will expire in line with the applicable policy on retirement age, which since 2009 has been 65.
Contracts for existing Executive Directors will expire on the dates shown on page 138.
Notice period on termination by the employing company or the Executive Director is 12 calendar months.
The ability to impose a
12-month
non-compete
period (and a
non-solicitation
restriction) on an Executive Director is considered important by the company to have the ability to protect the Group’s intellectual property and staff. In light of this, the Committee believes that it would not be appropriate to provide for mitigation in the contracts.

Termination of employment
In the event that an Executive Director’s employment with the company terminates, the following policies and payments will apply.

Element of Remuneration	Loss of office payment policy

Termination payment

Termination by notice:
12 months’ annual salary payable on termination by the company
(pro-rated
where part of the notice period is worked). No termination payment is made in respect of any part of a notice period that extends beyond the contract expiry date.

A bonus element is not normally included in the termination payment. However, the terms of the contracts seek to balance commercial imperatives and best practice.

Redundancy: As above, for termination by notice. In the UK, only statutory redundancy pay will apply. In the US, general severance policy does not apply.

Retirement, death and ill-health, injury or disability: No termination payment.

LTI awards	PSP awards are governed by the plan rules as approved by shareholders.

The following provisions will normally apply:

Termination by notice: Unvested awards will lapse.

Redundancy, retirement, death, ill-health, injury, disability or any other reason: Generally, awards will continue to vest over the original timescales subject to performance and pro-rated for time.

In the event of a change of control, PSP awards will vest, taking into account performance to date and normally taking into account the proportion of the performance period that has elapsed. Alternatively, the awards may be exchanged for new awards.

Annual bonus	Termination by notice by individual: If an individual serves notice and the termination date falls before 31 December, the bonus is forfeited.

Termination by notice by the company, redundancy, retirement, death, ill-health,
injury or disability:
If the termination date falls during the financial year, eligible for pro-rated
on-target
bonus (if employed on 31 December, bonus payable based on actual results).

Mandatorily deferred bonus under the DABP

DABP deferred bonus awards in respect of mandatorily deferred bonus amounts are governed by the plan rules as approved by shareholders. The following provisions will normally apply:

Termination for gross misconduct:
Generally, unvested awards will lapse

Any other reason:
Generally, awards will vest in full on the original vesting date.

In the event of a change of control, awards will vest or may be exchanged for new awards.

Pensions

Pension scheme contributions by the individual and the company, and any pension scheme benefit accruals, generally cease at the termination date in accordance with pension scheme rules. Access to pension scheme benefits is governed by the pension scheme rules and country legislation.

Benefits

Generally, benefits will continue to apply until the termination date. The Committee may make payments in connection with an existing legal obligation or in respect of any claim related to the cessation of employment. This may include fees for outplacement assistance, legal and/or professional advice.

Termination by notice by the company and retirement (US executives):
In line with the policy applicable to US senior executives, they may become eligible, at a future date, to receive continuing medical and dental insurance after termination/retirement.

Termination by mutual agreement
In certain circumstances, it can be in the best interests of the company for the Board to manage proactively succession planning and the development of the senior talent pipeline. In such circumstances, the Board may therefore agree that an Executive’s departure will be by mutual agreement. In order for this to apply, the Committee will need to be satisfied that the Executive has demonstrated performance in line with expectations and where required they should have contributed to an orderly succession. In the case of an Executive Director, they would then be treated as a ‘good leaver’ for the purposes of GSK’s long-term incentive plans. If the termination date falls during the financial year, they would be eligible for a pro-rated
on-target
bonus and if they are employed on 31 December, the bonus payable would be based on actual results.

GSK Annual Report 2021

2022 Remuneration policy report
continued
Loss of office payment policy
continued

The Committee does not anticipate the exercise of discretion provided by the PSP and DABP plan rules in respect of termination payments in a manner which would benefit an Executive Director. However, there may be unforeseen circumstances where this is in the best interests of the company and its shareholders. Where it is necessary to exercise discretion, explanations will be provided.
Where an Executive Director leaves the company, the Committee will carry out an assessment of the individual’s performance and conduct over the time in role. If it is determined that the individual’s performance or conduct was contrary to the legitimate expectations of the company, the Committee reserves the right to apply appropriate mechanisms such as clawback or reduction or lapsing of outstanding incentive awards (malus), to ensure that any termination payments are in the best interests of the company and its shareholders (see page 147).

Differences between remuneration policy for Executive Directors and other employees

When setting remuneration for the Executive Directors, the Committee considers the company’s strategic priorities, prevailing market conditions for global talent, the competitive environment (through comparison with the remuneration of executives at companies of similar size, complexity and international reach) and the positioning and relativities of pay and employment conditions across the broader GSK workforce. In particular, the Committee considers the range of base salary rises for the workforces of those parts of GSK where the Executive Directors are employed. This is considered to be the most relevant comparison as these populations reflect most closely the economic environments encountered by the individuals.
The same principles apply to the Remuneration policy for Executive Directors and other employees although the remuneration offered to Executive Directors under this policy has a stronger emphasis on performance-related pay than that offered to other employees of the Group.

–	Salary and benefits (including pension) are tailored to the local market.

–	The annual bonus plan applies to the wider employee population and is based on business performance.

–	A combination of performance-related and restricted share plans apply to the wider employee population.

–	All-employee share plans are available to employees in the UK, including the HM Revenue & Customs approved UK Share Save and Share Reward Plans.
While employees are not directly consulted in respect of the Remuneration policy, Urs Rohner, the Committee Chair, meets with senior HR representatives from across the business to review employee feedback. Dame Vivienne Cox, an Independent
Non-Executive
Director, engages with employees on various topics, including remuneration, in her role as Workforce Engagement Director. Board members engage with employees around during Board meetings where they are encouraged to share their views on the company, management and remuneration.
In the wider organisation, we have aligned our performance and reward systems with our Innovation, Performance and Trust priorities and a culture anchored in purpose and performance. Our performance system evaluates employees on both ‘what’ they need to do and ‘how’ they do it. Also, for our most senior people we disincentivise unethical working practices using a clawback mechanism that allows us to recover performance-related pay.

GSK Annual Report 2021

2022 Remuneration policy report
continued

Scenarios for future total remuneration

The charts opposite provide illustrations of the future total remuneration for each of the Executive Directors in respect of the remuneration opportunity granted to each of them in 2022 under the proposed 2022 Remuneration policy. A range of potential outcomes is provided for each Executive Director and the underlying assumptions are set out below.
All scenarios:

–	2022 base salary has been used.

–	2021 benefits figures have been used, ie. based on actual amounts received in 2021.

–	Pensions for Emma Walmsley and Iain Mackay are based upon their 2022 salaries.

–
The amounts shown under value of PSP awards are based upon the relevant multiples for 2022. They do not include amounts in respect of dividends reinvested and do     not factor in changes in share price over the vesting period (except as described below).

Fixed:
– Includes base salary, pension and benefits. Excludes Pay for performance, ie. no Annual bonus would be paid and PSP awards would not vest.
Expected:
– Includes Fixed pay.
– For the Annual bonus, it is assumed that target performance is achieved.
– For PSP awards, amounts reflect 50% vesting levels.
Maximum:
– It is assumed that the Annual bonus would be payable at the maximum level (i.e. 300%) and that the awards under the PSP would vest in full.
Maximum with 50% share price increase:
– All elements are the same as Maximum but assuming a 50% increase in share price.

GSK Annual Report 2021

2022 Remuneration policy report
continued

Non-Executive
Director remuneration policy 2022

Non-Executive Directors’ fees	Change

Element	Purpose and link to strategy	Operation
Chair’s fees	To provide an inclusive flat rate fee that is competitive with those paid by other companies of equivalent size and complexity subject to the limits contained in GSK’s Articles of Association.
There is no formal maximum. However, fees are reviewed annually and set by reference to a review of the Chair’s performance and independently sourced market data. The Committee is responsible for evaluating and making recommendations to the Board on the fees payable to the Chair. The Chair does not participate in discussions in respect of their fees.

Basic fees	As above
There is no formal maximum. As with the Chair, fees are reviewed annually and set by reference to independently sourced data. The Chair and CEO are responsible for evaluating and making recommendations to the Board on the fees payable to the company’s
Non-Executive
Directors.

Fee payment	Alignment with shareholders
Fees are paid in cash.
Non-Executive
Directors (including the Chair) are required to invest at least 25% of their total net fees in shares or ADS of the company, but the company may choose to replace this with an ownership requirement to hold shares or ADS with an aggregate value at or above one times their gross annual standard fee until their retirement from the Board. If the current investment requirement is replaced with this ownership requirement, shares or ADS previously acquired through investment of fees would continue to be held under those arrangements and would be delivered or released following retirement from the Board. Such shares or ADS would count towards any minimum ownership requirement.

Supplemental fees	To compensate Non-Executive Directors (other than the Chair) for taking on additional Board responsibilities or undertaking intercontinental travel.
Additional fees for the Senior Independent Director, Committee Chairs, Science and Medical Experts, the Workforce Engagement Director role and intercontinental travel. The company has the authority to pay an additional fee, up to the equivalent of the Committee Chair supplement to a
Non-Executive
Director, should the company require significant additional time commitment in exceptional or unforeseen circumstances. The company has the authority to pay an additional fee of up to £200,000 to
Non-Executive
Directors (excluding the Chair) who are members of the Science Committee for undertaking additional responsibilities on behalf of GSK and to support R&D.

Benefits	To facilitate execution of responsibilities and duties required by the role.
Travel and subsistence costs for
Non-Executive
Directors are incurred in the normal course of business in relation to meetings on Board and Committee matters and other
GSK-hosted
events. For overseas-based
Non-Executive
Directors, this includes travel to meetings in the UK. In the event it is necessary for business purposes, whilst not normal practice,
Non-Executive
Directors may be accompanied by their spouse or partner to these meetings or events. The costs associated with the above are all met by the company and, in some instances, they are deemed to be taxable and therefore treated as benefits for the
Non-Executive
Director.

Approach to recruitment remuneration	No change

The following policy and principles apply to the roles of Chair
and
Non-Executive
Director. It seeks to ensure alignment with
shareholders through the requirement to invest in company
shares and ADS.

Chair
Fees will be set at a level that is competitive with those paid by other companies of equivalent size and complexity. Fees will be paid partly in shares.

Non-Executive
Directors
Fee levels for new
Non-Executive
Directors will be set on the same basis as for existing
Non-Executive
Directors of the company, subject to local laws and regulations.

In the event of a
Non-Executive
Director with a different role and responsibilities being appointed, fee levels will be benchmarked and set by reference to comparable roles in companies of equivalent size and complexity.

Loss of office	No change
The Chair and other
Non-Executive
Directors are not entitled to receive any payments in respect of fees for loss of office when they retire or step down from the Board.

GSK Annual Report 2021

2022 Remuneration policy report
continued

Operation and scope of Remuneration policy

The Remuneration policy (Policy) is set out on pages 144 to 152 of the 2021 Annual Report and it is intended that the Policy for GSK’s Executive and
Non-Executive
Directors will operate for a period of three years from the date of approval at the company’s Annual General Meeting on 4 May 2022.
The Committee wrote the Policy principally in relation to the remuneration arrangements for the Executive Directors, whilst taking into account the possible recruitment of a replacement or an additional Executive Director during the operation of the Policy. The Committee intends the Policy to operate for the period set out above in its entirety. However, it may after due consideration seek to change the Policy during this period, but only if it believes it is appropriate to do so for the long-term success of the company, after consultation with shareholders and having sought shareholder approval at a general meeting. The Committee reserves the right to make any remuneration payments and/or payments for loss of office (including exercising any discretions available to it in connection with such payments) notwithstanding that they are not in line with the Policy where the terms of the payment were agreed:
(i) before the AGM on 7 May 2014 (the date the company’s first shareholder-approved Directors’ remuneration policy came into effect);
(ii) before the Policy came into effect, provided that the terms of the payment were consistent with the shareholder-approved Remuneration policy in force at the time they were agreed; or
(iii) at a time when the relevant individual was not a Director of the company and, in the opinion of the Committee, the payment was not in consideration for the individual becoming a Director of the company. For these purposes ‘payments’ includes the Committee satisfying awards of variable remuneration and, in relation to an award over shares or ADS, the terms of the payment are ‘agreed’ at the time the award is granted.
Performance Share Plan (PSP) awards are subject to the terms of the PSP plan rules under which the award has been granted. The Committee may adjust or amend awards only in accordance with the provisions of the plan rules. This includes making adjustments to reflect one-off
corporate events, such as a change in the company’s capital structure.
The Committee may also make minor amendments to the Policy (for regulatory, exchange control, tax or administrative purposes or to take account of a change in legislation) without obtaining shareholder approval for such amendments.
Statement of consideration of shareholder views
The Committee engages in regular dialogue with shareholders and holds annual meetings with GSK’s largest investors to discuss and take feedback on its Remuneration policy practices and governance matters.

Basis of preparation

The Annual report on remuneration has been prepared in accordance with the Companies Act 2006 and The Large and
Medium-sized
Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013 (the Regulations). In accordance with the Regulations, the following parts of the Annual report on remuneration are subject to audit: total remuneration figures for Executive Directors including further details for each element of remuneration (salary, benefits, pension, annual bonus and long-term incentive awards);
Non-Executive
Directors’ fees and emoluments received in the year; Directors’ interests in shares, including interests in GSK share plans; payments to past Directors; payments for loss of office; and share ownership requirements and holdings, for which the opinion thereon is expressed on page 164. The remaining sections of the Annual report on remuneration are not subject to audit nor are the pages referred to from within the audited sections.
The Annual report on remuneration has been approved by the Board of Directors and signed on its behalf by:
Urs Rohner
Remuneration Committee Chair
28 February 2022

GSK Annual Report 2021

GSK Annual Report 2021

Directors’ statement of responsibilities

The Directors are responsible for preparing the Annual Report, the Remuneration report and the Group and parent company financial statements in accordance with applicable law and regulations.
UK company law requires the Directors to prepare financial statements for each financial year. The Directors are required to prepare the Group consolidated financial statements in accordance with International Accounting Standards in conformity with the requirements of the Companies Act 2006 and the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The Directors have elected to prepare the parent company financial statements in accordance with United Kingdom Accounting Standards and applicable law (United Kingdom Generally Accepted Accounting Practice). Under company law the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and its profit or loss for that period.
In preparing the financial statements, the Directors are required to:

–	select suitable accounting policies and then apply them consistently;

–	make judgements and accounting estimates that are reasonable and prudent;

–	state that the Group financial statements comply with IFRS, as issued by the IASB and in conformity with the requirements of the Companies Act 2006;

–
state with regard to the parent company financial statements that applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the parent company financial statements; and

–	prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Group and the parent company will continue in business.
The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the company’s transactions and disclose with reasonable accuracy at any time the financial position of the Group and to enable them to ensure that the Group financial statements and the Remuneration report comply with the Companies Act 2006 and Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.
The Group financial statements for the year ended 31 December 2021, comprising principal statements and supporting notes, are set out in the ‘Financial statements’ on pages 168 to 251 of this report. The parent company financial statements for the year ended 31 December 2021, comprising the balance sheet and the statement of changes in equity for the year ended 31 December 2021 and supporting notes, are set out on pages 252 to 256.
The responsibilities of the auditor in relation to the financial statements are set out in the Independent Auditor’s report on pages 156 to 167.
The financial statements for the year ended 31 December 2021 are included in the Annual Report, which is published in printed form and made available on our website. The Directors are responsible for the maintenance and integrity of the Annual Report on our website in accordance with UK legislation governing the preparation and dissemination of financial statements. Access to the website is available from outside the UK, where comparable legislation may be different.
Each of the current Directors, whose names and functions are listed in the Corporate Governance section of the Annual Report 2021 confirms that, to the best of his or her knowledge:

–
the Group financial statements, which have been prepared in accordance with IFRS, as issued by the IASB and in conformity with the requirements of Companies Act 2006, give a true and fair view of the assets, liabilities, financial position and profit of the Group; and

–
the Strategic report and risk sections of the Annual Report, which represent the management report, include a fair review of the development and performance of the business and the position of the company and the Group taken as a whole, together with a description of the principal risks and uncertainties that it faces.

GSK Annual Report 2021

Directors’ statement of responsibilities
continued

Disclosure of information to auditor
The Directors in office at the date of this Annual Report have each confirmed that:

–	so far as he or she is aware, there is no relevant audit information of which the company’s auditor is unaware; and

–
he or she has taken all the steps that he or she ought to have taken as a Director to make himself or herself aware of any relevant audit information and to establish that the company’s auditor is aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of section 418 of the Companies Act 2006.
Going concern basis
Pages 56 to 81 contain information on the performance of the Group, its financial position, cash flows, net debt position and borrowing facilities. Further information, including Treasury risk management policies, exposures to market and credit risk and hedging activities, is given in Note 43 to the financial statements, ‘Financial instruments and related disclosures’. Having assessed the principal risks and other matters considered in connection with the viability statement, the Directors considered it appropriate to adopt the going concern basis of accounting in preparing the financial statements.
Internal control
The Board, through the Audit & Risk Committee, has reviewed the assessment of risks and the internal control framework that operates in GSK and has considered the effectiveness of the system of internal control in operation in the Group for the year covered by this Annual Report and up to the date of its approval by the Board of Directors. Further detail on the review of internal controls is set out in the Governance report on page 112.
The 2018 UK Corporate Governance Code
The Board considers that GlaxoSmithKline plc applies the principles and complies with the provisions of the UK Corporate Governance Code maintained by the Financial Reporting Council, as described in the Corporate Governance section on pages 83 to 118. The Board further considers that the Annual Report, taken as a whole, is fair, balanced and understandable, and provides the information necessary for shareholders to assess the Group’s position and performance, business model and strategy.
As required by the Financial Conduct Authority’s Listing Rules, the auditor has considered the Directors’ statement of compliance in relation to those points of the UK Corporate Governance Code which are specified for their review.
Annual Report
The Annual Report for the year ended 31 December 2021, comprising the Report of the Directors, the Remuneration report, the Financial statements and Additional information for investors, has been approved by the Board of Directors and signed on its behalf by
Sir Jonathan Symonds
Chairman
28 February 2022

GSK Annual Report 2021

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GSK Annual Report 2021

Consolidated income statement
for the year ended 31 December 2021

	Notes	2021 £m	2020 £m	2019 £m

Turnover	6	34,114	34,099	33,754

Cost of sales		(11,603)	(11,704)	(11,863)
Gross profit		22,511	22,395	21,891

Selling, general and administration		(10,975)	(11,456)	(11,402)

Research and development		(5,278)	(5,098)	(4,568)

Royalty income		419	318	351

Other operating (expense)/income	7	(476)	1,624	689
Operating profit	8	6,201	7,783	6,961

Finance income	11	28	44	98

Finance expense	12	(784)	(892)	(912)

Share of after tax profits of associates and joint ventures	13	33	33	74

Loss on disposal of interest in associates		(36)	–	–
Profit before taxation		5,442	6,968	6,221

Taxation	14	(346)	(580)	(953)

Profit after taxation for the year		5,096	6,388	5,268
Profit attributable to non-controlling interests		711	639	623

Profit attributable to shareholders		4,385	5,749	4,645

		5,096	6,388	5,268

Basic earnings per share (pence)	15	87.6p	115.5p	93.9p

Diluted earnings per share (pence)	15	86.6p	114.1p	92.6p
Consolidated statement of comprehensive income
for the year ended 31 December 2021

	Notes	2021 £m	2020 £m	2019 £m

Profit for the year		5,096	6,388	5,268

Other comprehensive income/(expense) for the year

Items that may be subsequently reclassified to income statement:

Exchange movements on overseas net assets and net investment hedges	37	(239)	(59)	(832)

Reclassification of exchange movements on liquidation or disposal of overseas subsidiaries and associates	37	(25)	36	(75)

Fair value movements on cash flow hedges		5	(19)	(20)

Tax on fair value movements on cash flow hedges		(8)	(18)	16

Reclassification of cash flow hedges to income statement		12	54	3

		(255)	(6)	(908)

Items that will not be reclassified to income statement:

Exchange movements on overseas net assets of non-controlling interests	37	(20)	(34)	(75)

Fair value movements on equity investments		(911)	1,348	372

Tax on fair value movements on equity investments		131	(220)	(95)

Remeasurement gains/(losses) on defined benefit plans		941	(187)	(1,050)

Tax on remeasurement of defined benefit plans		(223)	69	189

		(82)	976	(659)
Other comprehensive (expense)/income for the year	37	(337)	970	(1,567)

Total comprehensive income for the year		4,759	7,358	3,701
Total comprehensive income for the year attributable to:

Shareholders		4,068	6,753	3,153

Non-controlling interests		691	605	548
Total comprehensive income for the year		4,759	7,358	3,701

GSK Annual Report 2021

Consolidated balance sheet
as at 31 December 2021

	Notes	2021 £m	2020 £m
Non-current assets

Property, plant and equipment	17	9,932	10,176

Right of use assets	18	740	830

Goodwill	19	10,552	10,597

Other intangible assets	20	30,079	29,824

Investments in associates and joint ventures	21	88	364

Other investments	22	2,126	3,060

Deferred tax assets	14	5,218	4,287

Derivative financial instruments	43	18	5

Other non-current assets	23	1,676	1,041
Total non-current assets		60,429	60,184

Current assets

Inventories	24	5,783	5,996

Current tax recoverable	14	486	671

Trade and other receivables	25	7,860	6,952

Derivative financial instruments	43	188	152

Liquid investments	29	61	78

Cash and cash equivalents	26	4,274	6,292

Assets held for sale	27	22	106

Total current assets		18,674	20,247

Total assets		79,103	80,431

Current liabilities

Short-term borrowings	29	(3,601)	(3,725)

Contingent consideration liabilities	32	(958)	(765)

Trade and other payables	28	(17,554)	(15,840)

Derivative financial instruments	43	(227)	(221)

Current tax payable	14	(489)	(545)

Short-term provisions	31	(841)	(1,052)

Total current liabilities		(23,670)	(22,148)

Non-current liabilities

Long-term borrowings	29	(20,572)	(23,425)

Corporation tax payable	14	(180)	(176)

Deferred tax liabilities	14	(3,556)	(3,600)

Pensions and other post-employment benefits	30	(3,113)	(3,650)

Other provisions	31	(630)	(707)

Derivative financial instruments	43	(1)	(10)

Contingent consideration liabilities	32	(5,118)	(5,104)

Other non-current liabilities	33	(921)	(803)

Total non-current liabilities		(34,091)	(37,475)

Total liabilities		(57,761)	(59,623)

Net assets		21,342	20,808

Equity

Share capital	36	1,347	1,346

Share premium account	36	3,301	3,281

Retained earnings	37	7,944	6,755

Other reserves	37	2,463	3,205

Shareholders’ equity		15,055	14,587

Non-controlling interests		6,287	6,221

Total equity		21,342	20,808

The financial statements on pages 168 to 251 were approved by the Board on 28 February 2022 and signed on its behalf by
Sir Jonathan Symonds
Chairman

GSK Annual Report 2021

Consolidated statement of changes in equity
for the year ended 31 December 2021

	Shareholders’ equity

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves* £m	Total £m	Non-controlling interests £m	Total equity £m

At 31 December 2018, as revised	1,345	3,091	(2,716)	2,061	3,781	(109)	3,672

Implementation of IFRS 16	–	–	(93)	–	(93)	–	(93)
At 31 December 2018, as adjusted	1,345	3,091	(2,809)	2,061	3,688	(109)	3,579

Profit for the year	–	–	4,645	–	4,645	623	5,268

Other comprehensive (expense)/income for the year	–	–	(1,766)	274	(1,492)	(75)	(1,567)
Total comprehensive income for the year	–	–	2,879	274	3,153	548	3,701
Distributions to non-controlling interests	–	–	–	–	–	(364)	(364)

Changes in non-controlling interests	–	–	–	–	–	(10)	(10)

Dividends to shareholders	–	–	(3,953)	–	(3,953)	–	(3,953)

Recognition of interest in Consumer Healthcare JV	–	–	8,082	–	8,082	6,887	14,969

Realised losses on disposal of equity investments	–	–	(4)	4	–	–	–

Shares issued	1	50	–	–	51	–	51

Shares acquired by ESOP Trusts	–	33	295	(328)	–	–	–

Write-down of shares held by ESOP Trusts	–	–	(344)	344	–	–	–

Share-based incentive plans	–	–	365	–	365	–	365

Tax on share-based incentive plans	–	–	19	–	19	–	19
At 31 December 2019	1,346	3,174	4,530	2,355	11,405	6,952	18,357

Profit for the year	–	–	5,749	–	5,749	639	6,388

Other comprehensive (expense)/income for the year	–	–	(133)	1,137	1,004	(34)	970
Total comprehensive income for the year	–	–	5,616	1,137	6,753	605	7,358
Distributions to non-controlling interests	–	–	–	–	–	(1,208)	(1,208)

Contributions from non-controlling interests	–	–	–	–	–	3	3

Changes in non-controlling interests	–	–	–	–	–	(131)	(131)

Dividends to shareholders	–	–	(3,977)	–	(3,977)	–	(3,977)

Shares issued	–	29	–	–	29	–	29

Realised profits on disposal of equity investments	–	–	163	(163)	–	–	–

Share of associates and joint ventures realised profits on disposal of equity investments	–	–	44	(44)	–	–	–

Shares acquired by ESOP Trusts	–	78	531	(609)	–	–	–

Write-down of shares held by ESOP Trusts	–	–	(529)	529	–	–	–

Share-based incentive plans	–	–	381	–	381	–	381

Tax on share-based incentive plans	–	–	(4)	–	(4)	–	(4)
At 31 December 2020	1,346	3,281	6,755	3,205	14,587	6,221	20,808

Profit for the year	–	–	4,385	–	4,385	711	5,096

Other comprehensive (expense)/income for the year	–	–	454	(771)	(317)	(20)	(337)
Total comprehensive income for the year	–	–	4,839	(771)	4,068	691	4,759
Distributions to non-controlling interests	–	–	–	–	–	(642)	(642)

Contributions from non-controlling interests	–	–	–	–	–	7	7

Dividends to shareholders	–	–	(3,999)	–	(3,999)	–	(3,999)

Realised profits on disposal of equity investments	–	–	132	(132)	–	–	–

Share of associates and joint ventures realised profits on disposal of equity investments	–	–	7	(7)	–	–	–

Shares issued	1	20	–	–	21	–	21

Write-down of shares held by ESOP Trusts	–	–	(168)	168	–	–	–

Share-based incentive plans	–	–	367	–	367	–	367

Transactions with non-controlling interests	–	–	–	–	–	10	10

Tax on share-based incentive plans	–	–	11	–	11	–	11
At 31 December 2021	1,347	3,301	7,944	2,463	15,055	6,287	21,342

*	an analysis of Other reserves is presented as part of Note 37, ‘Movements in equity’.

GSK Annual Report 2021

Consolidated cash flow statement
for the year ended 31 December 2021

	Notes	2021 £m	2020 £m	2019 £m
Cash flow from operating activities

Profit after taxation for the year		5,096	6,388	5,268

Adjustments reconciling profit after tax to operating cash flows	41	4,147	3,708	4,264
Cash generated from operations		9,243	10,096	9,532

Taxation paid		(1,291)	(1,655)	(1,512)
Net cash inflow from operating activities		7,952	8,441	8,020

Cash flow from investing activities

Purchase of property, plant and equipment		(1,172)	(1,226)	(1,265)

Proceeds from sale of property, plant and equipment		143	68	95

Purchase of intangible assets		(1,759)	(1,013)	(898)

Proceeds from sale of intangible assets		772	1,255	404

Purchase of equity investments		(162)	(411)	(258)

Proceeds from sale of equity investments		202	3,269	69

Contingent consideration paid		(114)	(120)	(113)

Purchase of businesses, net of cash acquired	40	–	15	(3,571)

Disposal of businesses, net of cash disposed	40	(17)	259	104

Investments in associates and joint ventures	40	(1)	(4)	(11)

(Increase)/decrease in liquid investments		18	(1)	1

Interest received		27	39	82

Proceeds from disposal of associates and joint ventures		277	–	–

Dividends from associates, joint ventures and equity investments		9	31	7
Net cash inflow/(outflow) from investing activities		(1,777)	2,161	(5,354)

Cash flow from financing activities

Issue of share capital	36	21	29	51

Purchase of non-controlling interests		–	–	(7)

Increase in long-term loans		–	3,298	4,794

Repayment of short-term Notes		(2,313)	(3,738)	(4,160)

(Repayment of)/increase in other short-term loans		318	(3,567)	3,095

Repayment of lease liabilities		(215)	(227)	(214)

Interest paid		(786)	(864)	(895)

Dividends paid to shareholders		(3,999)	(3,977)	(3,953)

Distributions to non-controlling interests		(642)	(1,208)	(364)

Contributions from non-controlling interests		7	3	–

Other financing cash flows		20	119	(187)
Net cash outflow from financing activities		(7,589)	(10,132)	(1,840)

(Decrease)/increase in cash and bank overdrafts	42	(1,414)	470	826

Cash and bank overdrafts at beginning of year		5,262	4,831	4,087

Exchange adjustments		(29)	(39)	(82)

(Decrease)/increase in cash and bank overdrafts		(1,414)	470	826
Cash and bank overdrafts at end of year		3,819	5,262	4,831

Cash and bank overdrafts at end of year comprise:

Cash and cash equivalents		4,274	6,292	4,707

Cash and cash equivalents reported in assets held for sale		–	–	507

		4,274	6,292	5,214

Overdrafts		(455)	(1,030)	(383)
		3,819	5,262	4,831

GSK Annual Report 2021

Notes to the financial statements

1. Presentation of the financial statements

Description of business
GSK is a major global healthcare group which is engaged in the creation and discovery, development, manufacture and marketing of pharmaceutical products, vaccines, over-the-counter
(OTC) medicines and health-related consumer products. GSK’s principal pharmaceutical products include medicines in the following therapeutic areas: respiratory, HIV, immuno-inflammation, oncology as well as metabolic, anti-bacterials and dermatology.
Compliance with applicable law and IFRS
The financial statements have been prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006 and the International Financial Reporting Standards as issued by the IASB.
Composition of financial statements
The consolidated financial statements are drawn up in Sterling, the functional currency of GlaxoSmithKline plc, and in accordance with IFRS accounting presentation. The financial statements comprise:

–	Consolidated income statement

–	Consolidated statement of comprehensive income

–	Consolidated balance sheet

–	Consolidated statement of changes in equity

–	Consolidated cash flow statement

–	Notes to the financial statements.
Composition of the Group
A list of the subsidiaries and associates which, in the opinion of the Directors, principally affected the amount of profit or net assets of the Group is given in Note 45, ‘Principal Group companies’.
Financial period
These financial statements cover the financial year from 1 January to 31 December 2021, with comparative figures for the financial years from 1 January to 31 December 2020 and, where appropriate, from 1 January to 31 December 2019.
Accounting principles and policies
The financial statements have been prepared using the historical cost convention modified by the revaluation of certain items, as stated in the accounting policies, and on a going concern basis.
The financial statements have been prepared in accordance with the Group’s accounting policies approved by the Board and described in Note 2, ‘Accounting principles and policies’. Information on the application of these accounting policies, including areas of estimation and judgement is given in Note 3, ‘Critical accounting judgements and key sources of estimation uncertainty’.
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Parent company financial statements
The financial statements of the parent company,
GlaxoSmithKline plc, have been prepared in accordance with UK GAAP and with UK accounting presentation. The company balance sheet is presented on page 252 and the accounting policies are given on pages 253 to 256.

2. Accounting principles and policies

Consolidation
The consolidated financial statements include:

–	the assets and liabilities, and the results and cash flows, of the company and its subsidiaries, including ESOP Trusts

–	the Group’s share of the results and net assets of associates and joint ventures

–	the Group’s share of assets, liabilities, revenue and expenses of joint operations.
The financial statements of entities consolidated are made up to 31 December each year.
Entities over which the Group has the power to direct the relevant activities so as to affect the returns to the Group, generally through control over the financial and operating policies, are accounted for as subsidiaries.
Where the Group has the ability to exercise joint control over, and rights to, the net assets of entities, the entities are accounted for as joint ventures. Where the Group has the ability to exercise joint control over an arrangement, but has rights to specified assets and obligations for specified liabilities of the arrangement, the arrangement is accounted for as a joint operation. Where the Group has the ability to exercise significant influence over entities, they are accounted for as associates. The results and assets and liabilities of associates and joint ventures are incorporated into the consolidated financial statements using the equity method of accounting. The Group’s rights to assets, liabilities, revenue and expenses of joint operations are included in the consolidated financial statements in accordance with those rights and obligations.
Interests acquired in entities are consolidated from the date the Group acquires control and interests sold are de-consolidated
from the date control ceases.

GSK Annual Report 2021

Notes to the financial statements
continued
2. Accounting principles and policies
continued

Transactions and balances between subsidiaries are eliminated and no profit before tax is taken on sales between subsidiaries until the products are sold to customers outside the Group. The relevant proportion of profits on transactions with joint ventures, joint operations and associates is also deferred until the products are sold to third parties. Transactions with non-controlling
interests are recorded directly in equity. Deferred tax relief on unrealised intra-Group profit is accounted for only to the extent that it is considered recoverable.
Business combinations
Business combinations are accounted for using the acquisition accounting method. Identifiable assets, liabilities and contingent liabilities acquired are measured at fair value at acquisition date. The consideration transferred is measured at fair value and includes the fair value of any contingent consideration.
The fair value of contingent consideration liabilities are reassessed at each balance sheet date with changes recognised in the income statement. Payments of contingent consideration reduce the balance sheet liability and as a result are not recorded in the income statement.
The part of each payment relating to the original estimate of the fair value of the contingent consideration on acquisition is reported within investing activities in the cash flow statement and the part of each payment relating to the increase in the liability since the acquisition date is reported within operating cash flows.
Where the consideration transferred, together with the
non-controlling
interest, exceeds the fair value of the net assets, liabilities and contingent liabilities acquired, the excess is recorded as goodwill. The costs of effecting an acquisition are charged to the income statement in the period in which they are incurred.
Goodwill is capitalised as a separate item in the case of subsidiaries and as part of the cost of investment in the case of joint ventures and associates. Goodwill is denominated in the currency of the operation acquired.
Where the cost of acquisition is below the fair value of the net assets acquired, the difference is recognised directly in the income statement.
Where not all of the equity of a subsidiary is acquired the
non-controlling
interest is recognised either at fair value or at the
non-controlling
interest’s share of the net assets of the subsidiary, on a
case-by-case
basis. Changes in the Group’s ownership percentage of subsidiaries are accounted for within equity.
Foreign currency translation
Foreign currency transactions are booked in the functional currency of the Group company at the exchange rate ruling on the date of transaction. Foreign currency monetary assets and liabilities are retranslated into the functional currency at rates of exchange ruling at the balance sheet date. Exchange differences are included in the income statement.
On consolidation, assets and liabilities, including related goodwill, of overseas subsidiaries, associates and joint ventures, are translated into Sterling at rates of exchange ruling at the balance sheet date. The results and cash flows of overseas subsidiaries, associates and joint ventures are translated into Sterling using average rates of exchange.
Exchange adjustments arising when the opening net assets and the profits for the year retained by overseas subsidiaries, associates and joint ventures are translated into Sterling, less exchange differences arising on related foreign currency borrowings which hedge the Group’s net investment in these operations, are taken to a separate component of equity within Retained Earnings.
When translating into Sterling the assets, liabilities, results and cash flows of overseas subsidiaries, associates and joint ventures which are reported in currencies of hyper-inflationary
economies, adjustments are made where material to reflect current price levels. Any loss on net monetary assets is charged to the consolidated income statement.
Revenue
Turnover
The Group receives revenue for supply of goods to external customers against orders received. The majority of contracts that GSK enters into relate to sales orders containing single performance obligations for the delivery of pharmaceutical, vaccine and consumer healthcare products. The average duration of a sales order is less than 12 months.
Product revenue is recognised when control of the goods is passed to the customer. The point at which control passes is determined by each customer arrangement, but generally occurs on delivery to the customer.
Product revenue represents net invoice value including fixed and variable consideration. Variable consideration arises on the sale of goods as a result of discounts and allowances given and accruals for estimated future returns and rebates. Revenue is not recognised in full until it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur. The methodology and assumptions used to estimate rebates and returns are monitored and adjusted regularly in the light of contractual and legal obligations, historical trends, past experience and projected market conditions. Estimates associated with returns and rebates are revisited at each reporting date or when they are resolved and revenue is adjusted accordingly. Please refer to Note 3 for the details on rebates, discounts and allowances.
The Group has entered into collaborative agreements, typically with other pharmaceuticals or biotechnology companies to develop, produce and market drug candidates and vaccines that do not qualify as joint arrangements. When GSK has control over the commercialisation activities, the Group recognises turnover and cost of sales on a gross basis. Profit sharing amounts and royalties due to the counterparty are recorded within cost of sales. Cost of sales includes profit sharing costs of £640 million (2020 – £4 million; 2019 – £54 million). When the counterparty controls the commercialisation activities and records the sale, the Group is not deemed principal in the customer contract and instead records its share of gross profit as co-promotion
income, on a net basis, within turnover. The nature of
co-promotion
activities is such that the Group records no costs of sales. Pharmaceutical turnover includes co-promotion
revenue of £7 million (2020 – £12 million; 2019 – £16 million). Reimbursements to and from the counterparty in our collaborations for ‘selling, general and administration’ and ‘research and development’ costs are recorded net in the
respective lines in the Consolidated income statement.

GSK Annual Report 2021

Notes to the financial statements
continued
2. Accounting principles and policies
continued

Other operating income and royalty income
GSK enters into development and marketing collaborations and out-licenses
of the Group’s compounds or products to other parties. These contracts give rise to fixed and variable consideration from upfront payments, development milestones, sales-based milestones and royalties.
Income dependent on the achievement of a development milestone is recognised when it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur, which is usually when the related event occurs. Sales-based milestone income is recognised when it is highly probable that the sales threshold will be reached.
Sales-based royalties on a licence of intellectual property are not recognised until the relevant product sale occurs.
For all revenue, if the time between the recognition of revenue and payment from the customer is expected to be more than one year and the impact is material, the amount of consideration is discounted using appropriate discount rates.
Value added tax and other sales taxes are excluded from revenue.
Expenditure
Expenditure is recognised in respect of goods and services received when supplied in accordance with contractual terms. Provision is made when an obligation exists for a future liability in respect of a past event and where the amount of the obligation can be reliably estimated. Manufacturing start-up
costs between validation and the achievement of normal production are expensed as incurred.
Advertising and promotion expenditure is charged to the income statement as incurred.
Shipment costs on inter-company transfers are charged to cost of sales; distribution costs on sales to customers are included in selling, general and administrative expenditure.
Restructuring costs are recognised and provided for, where appropriate, in respect of the direct expenditure of a business reorganisation where the plans are sufficiently detailed and well advanced, and where appropriate communication to those affected has been undertaken.
Research and development
Research and development expenditure is charged to the income statement in the period in which it is incurred. Development expenditure is capitalised when the criteria for recognising an asset are met, usually when a regulatory filing has been made in a major market and approval is considered highly probable. Property, plant and equipment used for research and development is capitalised and depreciated in accordance with the Group’s policy.
Environmental expenditure
Environmental expenditure related to existing conditions resulting from past or current operations and from which no current or future benefit is discernible is charged to the income statement. The Group recognises its liability on a site-by-site
basis when it can be reliably estimated.
This liability includes the Group’s portion of the total costs and also a portion of other potentially responsible parties’ costs when it is probable that they will not be able to satisfy their respective shares of the clean-up
obligation. Recoveries of reimbursements are recorded as assets when virtually certain.
Legal and other disputes
Provision is made for the anticipated settlement costs of legal or other disputes against the Group where an outflow of resources is considered probable and a reliable estimate can be made of the likely outcome. In respect of product liability claims related to certain products, provision is made when there is sufficient history of claims made and settlements to enable management to make a reliable estimate of the provision required to cover unasserted claims.
In certain cases, an incurred but not reported (IBNR) actuarial technique is used to determine this estimate. In addition, provision is made for legal or other expenses arising from claims received or other disputes.
The Group may become involved in legal proceedings, in respect of which it is not possible to meaningfully assess whether the outcome will result in a probable outflow, or to quantify or reliably estimate the liability. In these cases, appropriate disclosure about such cases would be included but no provision would be made.
Costs associated with claims made by the Group against third parties are charged to the income statement as they are incurred.
Pensions and other post-employment benefits
The costs of providing pensions under defined benefit schemes are calculated using the projected unit credit method and spread over the period during which benefit is expected to be derived from the employees’ services, consistent with the advice of qualified actuaries.
Pension obligations are measured as the present value of estimated future cash flows discounted at rates reflecting the yields of high-quality corporate bonds. Pension scheme assets are measured at fair value at the balance sheet date.
The costs of other post-employment liabilities are calculated in a similar way to defined benefit pension schemes and spread over the period during which benefit is expected to be derived from the employees’ services, in accordance with the advice of qualified actuaries. The service cost of providing retirement benefits to employees during the year, together with the cost of any curtailment, is charged to operating profit in the year.
Actuarial gains and losses and the effect of changes in actuarial assumptions are recognised in the statement of comprehensive income in the year in which they arise.
The Group’s contributions to defined contribution plans are charged to the income statement as incurred.
Employee share plans
Incentives in the form of shares are provided to employees under share option and share award schemes.
The fair values of these options and awards are calculated at their grant dates using a Black-Scholes option pricing model and charged to the income statement over the relevant vesting periods.

  GSK Annual Report 2021

Notes to the financial statements
continued

2. Accounting principles and policies
continued

The Group provides finance to ESOP Trusts to purchase company shares to meet the obligation to provide shares when employees exercise their options or awards. Costs of running the ESOP Trusts are charged to the income statement.
Shares held by the ESOP Trusts are deducted from other reserves. A transfer is made between other reserves and retained earnings over the vesting periods of the related share options or awards to reflect the ultimate proceeds receivable from employees on exercise.
Property, plant and equipment
Property, plant and equipment (PP&E) is stated at the cost of purchase or construction, less provisions for depreciation and impairment. Financing costs are capitalised within the cost of qualifying assets in construction.
Depreciation is calculated to write off the cost less residual value of PP&E, excluding freehold land, using the straight-line basis over the expected useful life. Residual values and lives are reviewed, and where appropriate adjusted annually. The normal expected useful lives of the major categories of PP&E are:

Freehold buildings	20 to 50 years

Leasehold land and buildings	Lease term or 20 to 50 years

Plant and machinery	10 to 20 years

Equipment and vehicles	3 to 10 years
On disposal of PP&E, the cost and related accumulated depreciation and impairments are removed from the financial statements and the net amount, less any proceeds, is taken to the income statement.
Leases
The Group recognises right of use assets under lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets. Rights to use assets owned by third parties under lease agreements are capitalised at the inception of the lease and recognised on the consolidated balance sheet.
The corresponding liability to the lessor is recognised as a lease obligation within short and long-term borrowings. The carrying amount is subsequently increased to reflect interest on the lease liability and reduced by lease payments made.
For calculating the discounted lease liability on leases with annual payments of £2 million or more, the implicit rate in the lease is used. If this is not available, the incremental borrowing rate with a lease specific adjustment is used. If neither of these is available, and for leases with annual payments of less than £2 million, the incremental borrowing rate is used. The incremental borrowing rate is calculated at the rate of interest at which GSK would have been able to borrow for a similar term and with a similar security the funds necessary to obtain a similar asset in a similar market.
Finance costs are charged to the income statement so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.
Variable rents are not part of the lease liability and the right of use asset. These payments are charged to the income statement as incurred. Short-term and low-value
leases are not capitalised and lease rentals are also charged to the income statement as incurred.
Non-lease
components are accounted for separately from the lease components in plant and equipment leases but are not separately accounted for in land and buildings or vehicle leases.
If modifications or reassessments of lease obligations occur, the lease liability and right of use asset are re-measured.
Right of use assets where title is expected to pass to GSK at a point in the future are depreciated on a basis consistent with similar owned assets. In other cases, right of use assets are depreciated over the shorter of the useful life of the asset or the lease term.
Goodwill
Goodwill is stated at cost less impairments. Goodwill is deemed to have an indefinite useful life and is tested for impairment at least annually.
Where the fair value of the interest acquired in an entity’s assets, liabilities and contingent liabilities exceeds the consideration paid, this excess is recognised immediately as a gain in the income statement.
Other intangible assets
Intangible assets are stated at cost less provisions for amortisation and impairments.
Licences, patents,
know-how
and marketing rights separately acquired or acquired as part of a business combination are amortised over their estimated useful lives, generally not exceeding 30 years, using the straight-line basis, from the time they are available for use. The estimated useful lives for determining the amortisation charge take into account patent lives (exclusivity period), where applicable, as well as the value obtained from periods of non-exclusivity.
For Pharmaceutical intangible assets, depending on the characteristics, competitive environment and estimated long-term profits of the asset, between 80
% to
90% of the book value is amortised over the exclusivity period on a straight-line basis and the remaining book value is amortised over a non-exclusivity
period of
5-15
years on a straight-line basis. For Vaccines intangible assets, cost is usually amortised over the exclusivity period plus
10 years, or 30 years
if no exclusivity period is granted, on a straight-line basis. Asset lives are reviewed, and where appropriate adjusted, annually.
Contingent milestone payments are recognised at the point that the contingent event becomes probable. Any development costs incurred by the Group and associated with acquired licences, patents, know-how
or marketing rights are written off to the income statement when incurred, unless the criteria for recognition of an internally-generated intangible asset are met, usually when a regulatory filing has been made in a major market and approval is considered highly probable.
Acquired brands are valued independently as part of the fair value of businesses acquired from third parties where the brand has a value which is substantial and long-term and where the brands either are contractual or legal in nature or can be sold separately from the rest of the businesses acquired. Brands are amortised over their estimated useful lives of up to 20 years using the straight-line basis, except where it is considered that the useful economic life is indefinite.

GSK Annual Report 2021

Notes to the financial statements
continued
2. Accounting principles and policies
continued

The costs of acquiring and developing computer software for internal use and internet sites for external use are capitalised as intangible fixed assets where the software or site supports a significant business system and the expenditure leads to the creation of a durable asset. ERP systems software is amortised over seven to ten years and other computer software over three to five years using the straight-line basis.
Impairment of
non-current
assets
The carrying values of all
non-current
assets are reviewed for impairment, either on a stand-alone basis or as part of a larger cash generating unit, when there is an indication that the assets might be impaired. Additionally, goodwill, intangible assets with indefinite useful lives and intangible assets which are not yet available for use are tested for impairment annually. Any provision for impairment is charged to the income statement in the year concerned.
Impairments of goodwill are not reversed. Impairment losses on other non-current
assets are only reversed if there has been a change in estimates used to determine recoverable amounts and only to the extent that the revised recoverable amounts do not exceed the carrying values that would have existed, net of depreciation or amortisation, had no impairments been recognised.
Investments in associates, joint ventures and joint operations
Investments in associates and joint ventures are carried in the consolidated balance sheet at the Group’s share of their net assets at date of acquisition and of their post-acquisition retained profits or losses and other comprehensive income together with any goodwill arising on the acquisition. The Group recognises its rights to assets, liabilities, revenue and expenses of joint operations.
Inventories
Inventories are included in the financial statements at the lower of cost (including raw materials, direct labour, other direct costs and related production overheads) and net realisable value. Cost is generally determined on a first in, first out basis.
Pre-launch
inventory is held as an asset when there is a high probability of regulatory approval for the product. Before that point a provision is made against the carrying value to its recoverable amount; the provision is then reversed at the point when a high probability of regulatory approval is determined.
Financial instruments
Financial assets
Financial assets are measured at amortised cost, fair value through other comprehensive income (FVTOCI) or fair value through profit or loss (FVTPL). The measurement basis is determined by reference to both the business model for managing the financial asset and the contractual cash flow characteristics of the financial asset. For financial assets other than trade receivables a
12-month
expected credit loss (ECL) allowance is recorded on initial recognition. If there is subsequent evidence of a significant increase in the credit risk of an asset, the allowance is increased to reflect the full lifetime ECL. If there is no realistic prospect of recovery, the asset is written off.
Expected credit losses are recognised in the income statement on financial assets measured at amortised cost and at fair value through other comprehensive income apart from equity investments.
Other investments
Other investments comprise equity investments and investments in limited life funds. The Group has elected to designate the majority of its equity investments as measured at FVTOCI. They are initially recorded at fair value plus transaction costs and then remeasured at subsequent reporting dates to fair value. Unrealised gains and losses are recognised in other comprehensive income.
On disposal of the equity investment, gains and losses that have been deferred in Other comprehensive income are transferred directly to retained earnings. Investments in limited life funds are measured at FVTPL. They are initially recorded at fair value and then remeasured at subsequent reporting dates to fair value. Unrealised gains and losses are recognised in the income statement.
Dividends on equity investments and distributions from funds are recognised in the income statement when the Group’s right to receive payment is established.
Purchases and sales of Other investments are accounted for on the trade date.
Trade receivables
Trade receivables are measured in accordance with the business model under which each portfolio of trade receivables is held. The Group has portfolios in each of the three business models under IFRS 9: to collect the contractual cash flows where there is no factoring agreement in place (measured at amortised cost), to sell the contractual cash flows where the trade receivables will be sold under a factoring agreement (measured at FVTPL), and both to collect and to sell the contractual cash flows where the trade receivables may be sold under a factoring arrangement (measured at FVTOCI). Trade receivables measured at amortised cost are carried at the original invoice amount less allowances for expected credit losses.
Expected credit losses are calculated in accordance with the simplified approach permitted by IFRS 9, using a provision matrix applying lifetime historical credit loss experience to the trade receivables. The expected credit loss rate varies depending on whether, and the extent to which, settlement of the trade receivables is overdue and it is also adjusted as appropriate to reflect current economic conditions and estimates of future conditions. For the purpose of determining credit loss rates, customers are classified into groupings that have similar loss patterns. The key drivers of the loss rate are the nature of the business unit and the location and type of customer.
When a trade receivable is determined to have no reasonable expectation of recovery it is written off, firstly against any expected credit loss allowance available and then to the income statement.
Subsequent recoveries of amounts previously provided for or written off are credited to the income statement. Long-term receivables are discounted where the effect is material.

GSK Annual Report 2021

Notes to the financial statements
continued
2. Accounting principles and policies
continued

Cash and cash equivalents
Cash held in deposit accounts is measured at amortised cost. Investments in money market funds are held at fair value through profit or loss because the funds fail the solely payments of principal and interest (SPPI) test.
Borrowings
All borrowings are initially recorded at the amount of proceeds received, net of transaction costs. Borrowings are subsequently carried at amortised cost, with the difference between the proceeds, net of transaction costs, and the amount due on redemption being recognised as a charge to the income statement over the period of the relevant borrowing.
Derivative financial instruments
Derivative financial instruments are used to manage exposure to market risks. The principal derivative instruments used by GSK are foreign currency swaps, interest rate swaps, foreign exchange forward contracts and options. The Group does not hold or issue derivative financial instruments for trading or speculative purposes.
Derivative financial assets and liabilities, including derivatives embedded in host contracts which have been separated from the host contract, are classified as held-for-trading
and are measured at fair value. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the income statement.
Hedge accounting
Derivatives designated as hedging instruments are classified at inception of hedge relationship as cash flow hedges, net investment hedges or fair value hedges.
Changes in the fair value of derivatives designated as cash flow hedges are recognised in other comprehensive income to the extent that the hedges are effective. Ineffective portions are recognised in profit or loss immediately. Amounts deferred in other comprehensive income are reclassified to the income statement when the hedged item affects profit or loss.
Net investment hedges are accounted for in a similar way to cash flow hedges.
Changes in the fair value of derivatives designated as fair value hedges are recorded in the income statement, together with the changes in the fair value of the hedged asset or liability.
Taxation
Current tax is provided at the amounts expected to be paid, applying tax rates that have been enacted or substantively enacted by the balance sheet date.
Deferred tax is provided in full, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised. Deferred tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax is provided using rates of tax that have been enacted or substantively enacted by the balance sheet date.
Where an uncertain tax position is identified, management will make a judgement as to what the probable outcome will be, assuming the relevant tax authority has full knowledge of the situation. Where it is assessed that an economic outflow is probable to arise, a provision is made for the best estimate of the liability. In estimating any such liability GSK applies a risk-based approach which takes into account, as appropriate, the probability that the Group would be able to obtain compensatory adjustments under international tax treaties. These estimates take into account the specific circumstances of each dispute and relevant external advice.
Discounting
Where the time value of money is material, balances are discounted to current values using appropriate discount rates. The unwinding of the discounts is recorded in finance income and finance expense.

3. Critical accounting judgements and key sources of estimation uncertainty

In preparing the financial statements, management is required to make judgements about when or how items should be recognised in the financial statements and estimates and assumptions that affect the amounts of assets, liabilities, revenue and expenses reported in the financial statements. Actual amounts and results could differ from those estimates. The following are considered to be the critical accounting judgements and key sources of estimation uncertainty.
Turnover
Reported Group turnover for 2021 was £34,114 million (2020 – £34,099 million).
Estimates
Gross turnover is reduced by rebates, discounts, allowances and product returns given or expected to be given, which vary by product arrangements and buying groups. These arrangements with purchasing organisations are dependent upon the submission of claims some time after the initial recognition of the sale. Accruals are made at the time of sale for the estimated rebates, discounts or allowances payable or returns to be made, based on available market information and historical experience.

GSK Annual Report 2021

Notes to the financial statements
continued
3. Critical accounting judgements and key sources of estimation uncertainty
continued

The US Pharmaceuticals business has the largest and most complex arrangements for rebates, discounts and allowances. The US Pharmaceuticals turnover for 2021 of £8,442 million (2020 – £7,451 million) was after recording deductions of £11,486 million (2020 – £12,584 million) for rebates, discounts, allowances and returns. The balance sheet accruals for rebates, discounts, allowances and returns for the US Pharmaceuticals and Vaccines businesses are managed on a combined basis. At 31 December 2021, the total accrual amounted to £5,044 million (2020 – £4,686 million). Because of the nature of these accruals it is not practicable to give meaningful sensitivity estimates due to the large volume of variables that contribute to the overall rebates, chargebacks, returns and other revenue accruals.
As there can be significant variability in final outcomes, the group applies a constraint when measuring the variable element within revenue, so that revenue is recognised at a suitably cautious amount. The objective of the constraint is to ensure that it is highly probable that a significant reversal of revenue will not occur when the uncertainties are resolved. The constraint is applied by making suitably cautious estimates of the inputs and assumptions used in estimating the variable consideration. Because the amounts are estimated they may not fully reflect the final outcome, and the amounts are subject to change dependent upon, amongst other things, the types of buying group and product sales mix. The constraints applied in recognising revenue mean that the risk of a material downward adjustment to revenue in the next financial year is low.
The level of accrual for rebates and returns is reviewed and adjusted regularly in the light of contractual and legal obligations, historical trends, past experience and projected market conditions. Market conditions are evaluated using wholesaler and other third-party analyses, market research data and internally-generated information. It is reasonably possible that there could be a significant adjustment within the next 12 months to recognise additional revenue, if actual outcomes are better than the cautious constrained estimates. Revenue is not recognised in full until it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur. The amount of turnover recognised in the year from performance obligations satisfied in previous periods is set out in Note 6, ‘Turnover and segment information’, and is an indication of the level of sensitivity in the estimate.
Future events could cause the assumptions on which the accruals are based to change, which could materially affect the future results of the Group.
Taxation
The tax charge for the year was £346 million (2020 – £580 million). At December 2021, current tax payable was £489 million (2020 – £545 million), non-current
corporation tax payable was £180 million (2020 – £176 million) and current tax recoverable was £486 million (2020 – £671 million).
Estimates
The Group has open tax issues with a number of revenue authorities. Management makes a judgement of whether there is sufficient information to be able to make a reliable estimate of the outcome of the dispute. If insufficient information is available, no provision is made.
If sufficient information is available, in estimating a potential tax liability GSK applies a risk-based approach which takes into account, as appropriate, the probability that the Group would be able to obtain compensatory adjustments under international tax treaties. These estimates take into account the specific circumstances of each dispute and relevant external advice, are inherently judgemental and could change substantially over time as each dispute progresses and new facts emerge.
At 31 December 2021, the Group had recognised provisions of £858 million in respect of uncertain tax positions (2020 – £856 million). Due to the number of uncertain tax positions held and the number of jurisdictions to which these relate, it is not practicable to give meaningful sensitivity estimates. No uncertain tax position is individually significant to the Group.

Factors affecting the tax charge in future years are set out in Note 14, ‘Taxation’. GSK continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments. Where open issues exist, the ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of negotiations with the relevant tax authorities or, if necessary, litigation proceedings.
Legal and other disputes
Legal costs for the year were £52 million (2020 – £231 million). At 31 December 2021 provisions for legal and other disputes amounted to £196 million (2020 – £320 million).
Estimates
Management makes a judgement of whether there is sufficient information to be able to make a reliable estimate of the likely outcome of the dispute and the legal and other expenses arising from claims against the Group. If insufficient information is available, no provision is made and disclosure of the claim is given.
The estimated provisions take into account the specific circumstances of each dispute and relevant external advice, are inherently judgemental and could change substantially over time as each dispute progresses and new facts emerge. Details of the status and various uncertainties involved in the significant unresolved disputes are set out in Note 46, ‘Legal proceedings’.
The company’s Directors, having taken legal advice, have established provisions after taking into account the relevant facts and circumstances of each matter and in accordance with accounting requirements. In respect of product liability claims related to certain products, there is sufficient history of claims made and settlements to enable management to make a reliable estimate of the provision required to cover unasserted claims.

GSK Annual Report 2021

Notes to the financial statements
continued
3. Critical accounting judgements and key sources of estimation uncertainty
continued

The Group may become involved in legal proceedings, in respect of which it is not possible to meaningfully assess whether the outcome will result in a probable outflow, or to quantify or reliably estimate the liability. In these cases, appropriate disclosure about such cases would be provided, but no provision would be made and no contingent liability can be quantified.
The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The position could change over time and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions reported in the Group’s financial statements by a material amount.
Contingent consideration
The 2021 income statement charge for contingent consideration was £1,063 million (2020 – £1,275 million).
At 31 December 2021, the liability for contingent consideration amounted to £6,076 million (2020 – £5,869 million). Of this amount, £5,559 million (2020 – £5,359 million) related to the acquisition of the former Shionogi-ViiV Healthcare joint venture in 2012.
Estimates
Any contingent consideration included in the consideration payable for a business combination is recorded at fair value at the date of acquisition. These fair values are generally based on risk-adjusted future cash flows discounted using appropriate post-tax
discount rates. The fair values are reviewed on a regular basis, at least annually, and any changes are reflected in the income statement. See Note 32, ‘Contingent consideration liabilities’.
Pensions and other post-employment benefits
Judgement
Where a surplus on a defined benefit scheme arises, or there is potential for a surplus to arise from committed future contributions, the rights of the Trustees to prevent the Group obtaining a refund of that surplus in the future are considered in determining whether it is necessary to restrict the amount of the surplus that is recognised. Three UK schemes are in surplus, with a combined surplus of £606 million at 31 December 2021 (2020 – £77 million). There are further recognised pension surpluses totalling £135 million spread across 6 countries (20
2
0

– £106 million across 6 countries). GSK has made the judgement that these amounts meet the requirements of recoverability.
Estimates
The costs of providing pensions and other post-employment benefits are assessed on the basis of assumptions selected by management. These assumptions include future earnings and pension increases, discount rates, expected long-term rates of return on assets and mortality rates, and are disclosed in Note 30, ‘Pensions and other post-employment benefits’.
Discount rates are derived from AA rated corporate bond yields except in countries where there is no deep market in corporate bonds where government bond yields are used. A sensitivity analysis is provided in Note 30, ‘Pensions and other post-employment benefits’, a 0.25% reduction in the discount rate would lead to an increase in the net pension deficit of approximately £772 million and an increase in the annual pension cost of approximately £17 million. Similarly, a 0.25% increase in the discount rate would lead to a decrease in the net pension deficit of approximately £729 million and a decrease in the annual pension cost of approximately £19 million. The selection of different assumptions could affect the future results of the Group.

4. New accounting requirements

The Group previously accounted for SaaS (software as a service) configuration and customisation costs as intangible assets. Following the IFRS IC (Interpretation Committee) agenda decision on SaaS in April 2021, the Group has adopted the treatment set out in the IFRS IC agenda decision and expensed configuration and customisation costs where the entity does not control the software being configured. The impacts of the change were an impairment of £68 million from previously capitalised intangible assets and an increase in 2021 expenses of £40 million presented in Selling, general and administration and Research and development.
Where the retirement benefit to which an employee is entitled is capped at a specified number of consecutive years, the Group previously accounted for these employee benefits from the employment commencement date. Following the IFRS IC agenda decision on Attributing Benefit to Periods of Service in May 2021, the Group has adopted the treatment set out in the IFRS IC agenda decision to account for the employee benefits during the last specified number of years where the employee earn the benefit. The impact of the change was a reduction of expenses of £42 million presented in Cost of sales, Selling, general and administration and Research and development.
During the year, the Group implemented ‘Interest Rate Benchmark Reform Phase 2 - Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16’ which was issued in August 2020 and adopted by the UK Endorsement Board on 5 January 2021. The amendments address issues that arise from implementation of the reforms, including the replacement of one benchmark with an alternative one. A practical expedient is provided such that the change to contractual cash flows for financial assets and liabilities (including lease liabilities) is accounted for prospectively by revising the effective interest rate. In addition, hedge accounting will not be discontinued solely because of the IBOR reform. Further information is provided in note 43.
Certain new accounting standards, amendments to accounting standards and interpretations have been published that are not mandatory for 31 December 2021 reporting periods and have not been early adopted by the group. These standards, amendments or interpretations are not expected to have a material impact on the
Group
in the current or future reporting periods.

GSK Annual Report 2021

Notes to the financial statements
continued

5. Exchange rates
The Group uses the average of exchange rates prevailing during the period to translate the results and cash flows of overseas subsidiaries, joint ventures and associates into Sterling and period end rates to translate the net assets of those entities. The currencies which most influence these translations and the relevant exchange rates were:

	2021	2020	2019
Average rates:

US$/£	1.38	1.29	1.28

Euro/£	1.16	1.13	1.14

Yen/£	151	137	139

	2021	2020	2019
Period end rates:

US$/£	1.35	1.36	1.32

Euro/£	1.19	1.11	1.18

Yen/£	155	141	143

6. Turnover and segment information
Operating segments are reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the GSK Leadership Team (GLT). GSK reports results under four segments: Pharmaceuticals; Pharmaceuticals R&D; Vaccines and Consumer Healthcare, and individual members of the GLT are responsible for each segment.
The Group’s management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.
Corporate and other unallocated turnover and costs includes the results of certain Consumer Healthcare products which are being held for sale in a number of markets in order to meet anti-trust approval requirements, together with the costs of corporate functions.
Revenue recognised in the year from performance obligations satisfied in previous periods totalled £1,558 million (2020 –

£1,207 million) and included
 £1,069 million
(2020 – £649 million) impacting turnover arising from changes to prior year estimates of RAR (returns and rebates) accruals
, £61 million
(2020 – £238 million) of milestone income and
 £428 million
(2020 – £320 million) of royalty income recognised in the current year
.

Turnover by segment	2021 £m	2020 £m	2019 £m
Pharmaceuticals	17,729	17,056	17,554

Vaccines	6,778	6,982	7,157

Consumer Healthcare	9,607	10,033	8,995
Segment turnover	34,114	34,071	33,706

Corporate and other unallocated turnover	–	28	48

	34,114	34,099	33,754
GSK has reviewed the presentation of its pharmaceuticals products and from 1 January 2021 has moved sales of
Arnuity Ellipta, Incruse Ellipta
and
Relvar/Breo Ellipta
from the Respiratory therapeutic area to the Established Pharmaceuticals therapeutic area. Comparative information has been revised on to a consistent basis.

Pharmaceuticals turnover by therapeutic area	2021 £m	2020 (revised) £m	2019 (revised) £m
Respiratory	2,863	2,360	1,800
HIV	4,777	4,876	4,854
Immuno-inflammation	885	727	613
Oncology	489	372	230

Pandemic	958	–	–
New and Specialty	9,972	8,335	7,497

Established Pharmaceuticals	7,757	8,721	10,057

	17,729	17,056	17,554

Vaccines turnover by category	2021 £m	2020 £m	2019 £m
Meningitis	961	1,029	1,018

Influenza	679	733	541

Shingles	1,721	1,989	1,810

Established Vaccines	2,970	3,231	3,788
	6,331	6,982	7,157

Pandemic Vaccines	447	–	–
	6,778	6,982	7,157

GSK Annual Report 2021

Notes to the financial statements
continued
6. Turnover and segment information
continued

During 2021, the US operations of the Pharmaceuticals and Vaccines businesses made sales to three wholesalers of £3,159 million (2020 – £2,928 million, 2019 – £2,835 million), £3,081 million (2020 – £3,085 million, 2019 – £3,146 million) and £2,670 million (2020 – £2,795 million, 2019 – £2,820 million) respectively, after allocating final-customer discounts to the wholesalers.

Consumer Healthcare turnover by category	2021 £m	2020 £m	2019 £m
Oral health	2,732	2,753	2,673

Pain relief	2,276	2,219	1,781

Vitamins, minerals and supplements	1,512	1,506	611

Respiratory health	1,133	1,209	1,186

Digestive health and other	1,803	1,824	1,646
	9,456	9,511	7,897

Brands divested/under review	151	522	1,098
	9,607	10,033	8,995

Segment profit	2021 £m	2020 £m	2019 £m
Pharmaceuticals	8,170	7,723	7,964

Pharmaceuticals R&D	(3,489)	(3,538)	(3,369)
Pharmaceuticals, including R&D	4,681	4,185	4,595

Vaccines	2,256	2,713	2,966

Consumer Healthcare	2,239	2,213	1,874
Segment profit	9,176	9,111	9,435

Corporate and other unallocated costs	(370)	(205)	(463)

Other reconciling items between segment profit and operating profit	(2,605)	(1,123)	(2,011)
Operating profit	6,201	7,783	6,961

Finance income	28	44	98

Finance costs	(784)	(892)	(912)

Loss on disposal of interest in associates	(36)	–	–

Share of after-tax profits of associates and joint ventures	33	33	74
Profit before taxation	5,442	6,968	6,221

Taxation	(346)	(580)	(953)
Profit after taxation for the year	5,096	6,388	5,268
Other reconciling items between segment profit and operating profit comprise items not specifically allocated to segment profit. These include impairment and amortisation of intangible assets; major restructuring costs, which include impairments of tangible assets and computer software; transaction-related adjustments related to significant acquisitions; proceeds and costs of disposals of associates, products and businesses, significant legal charges and expenses on the settlement of litigation and government investigations, other operating income other than royalty income and other items, and separation costs.

Depreciation and amortisation by segment	2021 £m	2020 £m	2019 £m
Pharmaceuticals	553	557	606

Pharmaceuticals R&D	325	298	230
Pharmaceuticals, including R&D	878	855	836

Vaccines	416	404	418

Consumer Healthcare	226	235	224
Segment depreciation and amortisation	1,520	1,494	1,478

Corporate and other unallocated depreciation and amortisation	54	82	79

Other reconciling items between segment depreciation and amortisation and total depreciation and amortisation	802	775	777
Total depreciation and amortisation	2,376	2,351	2,334

GSK Annual Report 2021

Notes to the financial statements
continued
6. Turnover and segment information
continued

PP&E, intangible asset and goodwill impairment by segment	2021 £m	2020 £m	2019 £m
Pharmaceuticals	11	38	137

Pharmaceuticals R&D	54	37	16
Pharmaceuticals, including R&D	65	75	153

Vaccines	20	49	33

Consumer Healthcare	12	5	–
Segment impairment	97	129	186

Corporate and other unallocated impairment	63	5	19

Other reconciling items between segment impairment and total impairment	416	680	621
Total impairment	576	814	826

PP&E and intangible asset impairment reversals by segment
Pharmaceuticals	(5)	(12)	(6)

Pharmaceuticals R&D	(2)	(4)	–
Pharmaceuticals, including R&D	(7)	(16)	(6)

Vaccines	(3)	(2)	(1)

Consumer Healthcare	–	–	–
Segment impairment reversals	(10)	(18)	(7)

Corporate and other unallocated impairment reversals	–	(1)	(3)

Other reconciling items between segment impairment reversals and total impairment reversals	(38)	(53)	(15)
Total impairment reversals	(48)	(72)	(25)

Net operating assets by segment	2021 £m	2020 £m
Pharmaceuticals	(149)	789

Pharmaceuticals R&D	3,795	3,345
Pharmaceuticals, including R&D	3,646	4,134

Vaccines	8,429	8,995

Consumer Healthcare	25,185	25,176
Segment net operating assets	37,260	38,305

Corporate and other unallocated net operating assets	2,353	2,250
Net operating assets	39,613	40,555

Net debt	(19,838)	(20,780)

Investments in associates and joint ventures	88	364

Derivative financial instruments	(22)	(74)

Current and deferred taxation	1,479	637

Assets held for sale (excluding cash and cash equivalents)	22	106
Net assets	21,342	20,808
The Pharmaceuticals segment includes the Shionogi-ViiV Healthcare contingent consideration liability of £5,559 million (2020 – £5,359 million) and the Pfizer put option of £1,008 million (2020 – £960 millio
n).

GSK Annual Report 2021

Notes to the financial statements
continued
6. Turnover and segment information
continued

Geographical information
The UK is regarded as being the Group’s country of domicile.

Turnover by location of customer	2021 £m	2020 £m	2019 £m
UK	975	980	942

US	15,093	14,556	13,890

Rest of World	18,046	18,563	18,922
External turnover	34,114	34,099	33,754

Non-current assets by location of subsidiary	2021 £m	2020 (revised) £m
UK	6,618	6,279

US	17,852	17,899

Belgium	5,065	5,437

Switzerland	6,552	6,133

Rest of World	15,390	16,142
Non-current assets	51,477	51,890
Non-current
assets by location excludes amounts relating to other investments, deferred tax assets, derivative financial instruments, pension assets, amounts receivable under insurance contracts and certain other non-current
receivables. There are no other countries with individually material external revenue or non-current
assets.
GSK has revised the presentation of its
non-current
assets by location to include Belgium and Switzerland independently from the rest of the world.

7. Other operating income/(expense)

	2021 £m	2020 £m	2019 £m
Fair value remeasurements of equity investments	37	(6)	(14)

Disposal of businesses and assets	591	2,779	541

Fair value remeasurements on contingent consideration recognised in business combinations	(1,058)	(1,286)	(92)

Remeasurement of ViiV Healthcare put option liabilities and preferential dividends	(48)	52	234

Fair value adjustments on derivative financial instruments	(4)	20	–

Other incom e	6	65	20
	(476)	1,624	689
Disposal of businesses and assets in 2021 included a net gain on disposal of the rights to the royalty stream for cabozantinib and a net gain on disposal of the cephalosporin antibiotic brands to Sandoz.
Disposal of businesses and assets in 2020 included a net profit on disposal of the Horlicks and other Consumer Healthcare nutritional brands and two subsidiaries in India and Bangladesh of £2,815 million, which reflected reversal of £240 million of embedded derivative gains on the value of the shares taken in prior years. This was partly offset by the related £476 million loss on the shares in Hindustan Unilever Limited, including fair value remeasurement losses between their acquisition as consideration for the divestment of GSK Consumer Healthcare Limited in India and their subsequent disposal. Other operating income also included an increase in profit and milestone income from a number of asset disposals.
Fair value remeasurements on contingent consideration recognised as business combinations included £1,026 million related to the acquisition of the former Shionogi-ViiV Healthcare joint venture and £27 million payable to Novartis related to the Vaccines acquisition, together with fair value movements on related hedging contracts.

GSK Annual Report 2021

Notes to the financial statements
continued

8. Operating profit

The following items have been included in operating profit:	2021 £m	2020 £m	2019 £m
Employee costs (Note 9)	9,003	10,249	9,855

Advertising	1,806	1,777	1,567

Distribution costs	379	408	393

Depreciation of property, plant and equipment	982	989	1,017

Impairment of property, plant and equipment, net of reversals	103	443	669

Depreciation of right of use assets	213	225	214

Impairment of right of use assets	7	3	2

Amortisation of intangible assets	1,181	1,137	1,103

Impairment of intangible assets, net of reversals	416	257	126

Impairment of property, plant and equipment held for sale, net of reversals	1	3	–

Impairment of intangible assets held for sale, net of reversals	1	20	1

Impairment of goodwill allocated to a disposal group, net of reversals	–	16	4

Net foreign exchange (gains)/losses	(2)	110	(37)

Inventories:

Cost of inventories included in cost of sales	9,192	9,480	9,482

Write-down of inventories	946	699	578

Reversal of prior year write-down of inventories	(384)	(274)	(230)

Short-term lease charge	7	11	12

Low-value lease charge	3	5	4

Variable lease payments	10	11	13

Fees payable to the company’s auditor and its associates in relation to the Group (see below)	31.7	29.9	30.4
The reversals of prior year write-downs of inventories principally arise from the reassessment of usage or demand expectations prior to inventory expiration.
Net foreign
 exchange (gains)/losses
include a net gain of £35 million (2020 – £36 million loss; 2019 – £75 million gain) arising from the recycling of exchange on liquidation or disposal of overseas subsidiaries. The recycling of exchange on disposal of overseas associates of a loss of £10 million (2020 – £nil) is reported through loss on disposal of interest in associates.
Included within operating profit are Major restructuring charges of £626 million (2020 – £1,532 million; 2019 – £1,105 million), see Note 10, ‘Major restructuring costs’.

Fees payable to the company’s auditor and its associates:	2021 £m	2020 £m	2019 £m
Audit of parent company and consolidated financial statements including attestation under s.404 of Sarbanes-Oxley Act 2002	13.2	13.8	15.6

Audit of the company’s subsidiaries	14.5	14.5	13.5
Total audit services	27.7	28.3	29.1

Audit related and other assurance services	4.0	1.6	1.2

All other services	–	–	0.1
Total audit-related and non-audit services	4.0	1.6	1.3
	31.7	29.9	30.4

The other assurance services provided by the auditor related to agreed upon procedures and other assurance services outside of statutory audit requirements. In addition to the above, fees paid to the auditor in respect of the GSK pension schemes were:

	2021 £m	2020 £m	2019 £m
Audit	0.2	0.2	0.2

Other services	–	–	–
There was no material fee paid in 2021 to other auditors in respect of audits of certain of the company’s subsidiaries acquired during the year (2020 – £0.2 million, 2019 – £0.8 million).
Audit fees include £0.9 million in relation to incremental audit work performed in 2021 for audit opinions issued compliant with PCAOB auditing standards in preparation for the Consumer Healthcare demerger.
Audit related and other assurance services include
£2.4 million due to reporting accountant work performed in preparation for the Consumer Healthcare demerger.

GSK Annual Report 2021

Notes to the financial statements
continued

9. Employee costs

	2021 £m	2020 £m	2019 £m
Wages and salaries	6,941	7,802	7,583

Social security costs	856	917	852

Pension and other post-employment costs, including augmentations (Note 30)	463	519	560

Cost of share-based incentive plans	404	393	432

Severance and other costs from integration and restructuring activities	339	618	428
	9,003	10,249	9,855
The Group provides benefits to employees, commensurate with local practice in individual countries, including, in some markets, healthcare insurance, subsidised car schemes and personal life assurance.
The cost of share-based incentive plans is analysed as follows:

	2021 £m	2020 £m	2019 £m

Share Value Plan	303	313	302

Performance Share Plan	59	64	58

Share option plans	5	4	4

Cash settled and other plans	37	12	68

	404	393	432
The average monthly number of persons employed by the Group (including Directors) during the year was:

	2021 Number	2020 Number	2019 Number

Manufacturing	33,303	34,898	36,653

Selling, general and administration	46,782	49,162	48,535

Research and development	11,876	11,824	12,026

	91,961	95,884	97,214
The average monthly number of Group employees excludes temporary and contract staff. The numbers of Group employees at the end of each financial year are given in the financial record on page 265.
The compensation of the Directors and senior management (members of the
GLT
) in aggregate, was as follows:

	2021 £m	2020 £m	2019 £m
Wages and salaries	29	23	28

Social security costs	3	4	4

Pension and other post-employment costs	3	3	3

Cost of share-based incentive plans	30	25	27
	65	55	62
Further information on the remuneration of the Directors is given in the sections of the annual report on remuneration labelled as audited within pages
120 to 152.

GSK Annual Report 2021

Notes to the financial statements
continued

10. Major restructuring costs
Within the Pharmaceuticals sector, the highly regulated manufacturing operations and supply chains and long lifecycle of the business mean that restructuring programmes, particularly those that involve the rationalisation or closure of manufacturing or R&D sites, are likely to take several years to complete.
Major restructuring costs are those related to specific Board-approved Major restructuring programmes, including integration costs following material acquisitions, which are structural and are of a significant scale where the costs of individual or related projects exceed £25 million.
The existing Combined restructuring and integration programme incorporates the previous Major Change programme, the Pharmaceuticals restructuring programme and the restructuring and integration programme following the Novartis transaction in 2015. This programme is now substantially complete. In July 2018, the Board approved a Major restructuring programme, designed to significantly improve the competitiveness and efficiency of the Group’s cost base with savings delivered primarily through supply chain optimisation and reductions in administrative costs. This programme is now substantially complete. In February 2019, the Board approved a Major restructuring plan to generate synergies from the integration of the Pfizer consumer healthcare business into GSK’s Consumer Healthcare business. In January 2020, the Board approved a two-year
Separation Preparation programme to prepare for the separation of GSK into two companies.
The total restructuring costs of £626 million in 2021 were incurred in the following areas:

–	Restructuring costs to prepare for separation of GSK into two companies

–	Restructuring following the integration of the Pfizer consumer healthcare business into GSK Consumer Healthcare

–
Continued implementation of the restructuring programme that started in July 2018, to simplify the operating models and improve resource allocation of the Pharmaceutical and Consumer Healthcare supply chains

–	Continued transformation of central functions, including GSK technology platforms and interfaces, to deliver greater digital synergies, simplification of applications and staff reductions.
The analysis of the costs charged to operating profit under these programmes was as follows:

	2021 £m	2020 £m	2019 £m

Increase in provision for Major restructuring programmes (see Note 31)	383	746	345

Amount of provision reversed unused (see Note 31)	(151)	(96)	(148)

Impairment losses recognised	27	361	521

Other non-cash charges	29	104	99

Other cash costs	338	417	288
	626	1,532	1,105
Provision reversals of £151 million (2020 – £96 million, 2019 – £148 million) reflected provision releases mainly for the Separation Preparation programme and 2018 Major restructuring programme. Asset impairments of £27 million and other non-cash
charges of £29 million principally comprised fixed asset write-downs of manufacturing facilities and accelerated depreciation where asset lives have been shortened in the supply chain manufacturing network as a result of the Major restructuring programmes. All other charges have been or will be settled in cash and include site closure costs, consultancy and project management costs.
The analysis of Major restructuring charges by programme was as follows:

			2021
	Cash £m	Non-cash £m	Total £m
Separation Preparation programme	371	59	430

Consumer Healthcare Joint Venture integration programme	173	11	184

2018 Major restructuring programme (including Tesaro)	18	9	27

Combined restructuring and integration programme	8	(23)	(15)
	570	56	626

			2020
	Cash £m	Non-cash £m	Total £m
Separation Preparation programme	625	216	841

Consumer Healthcare Joint Venture integration programme	298	28	326

2018 Major restructuring programme (including Tesaro)	105	210	315

Combined restructuring and integration programme	39	11	50
	1,067	465	1,532

  GSK Annual Report 2021

Notes to the financial statements
continued
10. Major restructuring costs
continued

The analysis of Major restructuring charges by income statement line was as follows:

	2021 £m	2020 £m	2019 £m
Cost of sales	154	667	658

Selling, general and administration	426	659	332

Research and development	46	206	114

Other operating expense	–	–	1
	626	1,532	1,105

11. Finance income

	2021 £m	2020 £m	2019 £m
Finance income arising from:

Financial assets measured at amortised cost	26	29	69

Financial assets measured at fair value through profit or loss	–	10	10

Net gains arising from the forward element of forward contracts in net investment hedge relationships	–	5	19

Other finance income	2	–	–
	28	44	98

12. Finance expense

	2021 £m	2020 £m	2019 £m
Finance expense arising on:

Financial liabilities at amortised cost	(744)	(813)	(832)

Derivatives at fair value through profit or loss	–	(7)	(6)

Net losses arising from:

Financial instruments mandatorily measured at fair value through profit or loss	(599)	353	(425)

Retranslation of loans	599	(357)	424

Reclassification of hedges from other comprehensive income	(2)	(2)	(2)

Unwinding of discounts on provisions	(2)	(3)	(8)

Finance expense arising on lease liabilities	(31)	(40)	(39)

Other finance expense	(5)	(23)	(24)
	(784)	(892)	(912)
Finance expense arising on derivatives at fair value through profit or loss relates to swap interest expense.

GSK Annual Report 2021

Notes to the financial statements
continued

13. Associates and joint ventures
The Group’s share of
after-tax
profits and losses of associates and joint ventures is set out below:

	2021 £m	2020 £m	2019 £m
Share of after-tax profits of associates	36	33	85

Share of after-tax losses of joint ventures	(3)	–	(11)
	33	33	74
Following the disposal of Innoviva, Inc in May 2021 (see details in
N
ote 21), at 31 December 2021, the Group held no significant individual associates. At 31 December 2020, the Group held one significant associate, Innoviva, Inc.
Summarised income statement information in respect of Innoviva until May 2021 is set out below. The Group’s 2021 share of after-tax
profits of associates and other comprehensive income includes a profit of £33 million and other comprehensive income of £nil in respect of Innoviva.
The results of Innoviva included in the summarised income statement information below represent the estimated earnings of Innoviva in the relevant periods, based on publicly available information at the balance sheet date. 2021 figures include share of Innoviva’s turnover, profit and total comprehensive income until the date of the disposal.

	2021 £m	2020 £m	2019 £m
Turnover	108	253	193

Profit after taxation	106	174	116

Total comprehensive income	106	174	116
Aggregated financial information in respect of GSK’s share of other associated undertakings and joint ventures is set out below:

	2021 £m	2020 £m	2019 £m
Share of turnover	–	–	32

Share of after-tax losses	–	(8)	(5)

Share of other comprehensive income	28	53	1

Share of total comprehensive income/(expense)	28	45	(5)
The Group’s sales to associates and joint ventures were £nil in 2021 (2020 – £nil; 2019 – £11 million).
Please refer to the Balance sheet information on associates and joint ventures in
N
ote 21.

GSK Annual Report 2021

Notes to the financial statements
continued

14. Taxation
The Group’s tax charge is the sum of the total current and deferred tax expense.

Taxation charge based on profits for the year	2021 £m	2020 £m	2019 £m
UK current year charge	132	30	149

Rest of World current year charge	1,044	1,177	1,407

Charge/(credit) in respect of prior periods	172	66	(420)
Current taxation	1,348	1,273	1,136
Deferred taxation	(1,002)	(693)	(183)
	346	580	953
In 2021, GSK made payments of £114 million in UK corporation tax to HMRC. These amounts are for UK corporation tax only, and do not include the various other business taxes borne in the UK by GSK each year.
The deferred tax credits in each period reflect the origination of current year expenses where offset against taxable profits in future periods is probable. This relates primarily to the unwind of deferred tax liabilities on intangible assets, the recognition of current year tax losses and the reversal of other temporary differences. The deferred tax credit in 2021 also reflected the impact of the revaluation of deferred tax assets and liabilities following enactment of the increase in the headline rate of UK corporation tax from

19% to 25%.
Significant prior year credits in 2019 reflected the impact of the settlement of a number of open issues with tax authorities
.
The following table reconciles the tax charge calculated at the UK statutory rate on the Group profit before tax with the actual tax charge for the year.

Reconciliation of taxation on Group profits	2021 £m	2021%	2020 £m	2020%	2019 £m	2019%
Profit before tax	5,442		6,968		6,221

UK statutory rate of taxation	1,034	19.0	1,324	19.0	1,182	19.0

Differences in overseas taxation rates	419	7.7	552	7.9	667	10.7

Benefit of intellectual property incentives	(400)	(7.3)	(586)	(8.4)	(691)	(11.1)

R&D credits	(102)	(1.9)	(105)	(1.5)	(119)	(1.9)

Fair value remeasurement of non-taxable put options	15	0.3	(3)	(0.0)	(45)	(0.7)

Tax losses where no benefit is recognised	5	0.1	18	0.3	15	0.2

Permanent differences on disposals, acquisitions and transfers	(163)	(3.0)	(338)	(4.9)	68	1.1

Other permanent differences	74	1.4	98	1.4	119	1.9

Reassessments of prior year estimates	(172)	(3.2)	(228)	(3.3)	(364)	(5.9)

Changes in tax rates	(364)	(6.7)	(152)	(2.2)	121	2.0
Tax charge/tax rate	346	6.4	580	8.3	953	15.3
As a global healthcare company, we have a substantial business and employment presence in many countries around the world. The impact of differences in overseas taxation rates arose from profits being earned in countries with tax rates higher than the UK statutory rate, the most significant of which in 2021 were the US, Belgium, Germany, Italy and Japan. The adverse impact was partly offset by the benefit of intellectual property incentives such as the UK Patent Box and Belgian Patent Income Deduction regimes, which provide a reduced rate of corporation tax on profits earned from qualifying patents. We claim these incentives in the manner intended by the relevant statutory or regulatory framework.

In 2021, ‘Changes in tax rates’ included credits in relation to the enactment of the increase in the headline rate of UK corporation tax from 19% to 25% (effective 2023). In 2020, ‘Changes in tax rates’ included credits in relation to the UK, where a previously proposed reduction in the corporation tax rate from

19
% to
17
% was cancelled, and India, where the tax treatment of dividends changed with effect from 1 April 2020. The UK credit in 2020 partly reversed the expense in 2019 where a future benefit was provided at the formerly enacted corporation tax rate of
17
%.

Permanent differences on disposals, acquisitions and transfers in 2021 reflects tax credits arising on the transfer of intellectual property within the Group and in 2020 reflected the tax impact of the disposal of Horlicks and other Consumer Healthcare brands to, and subsequent disposal of shares received in, Hindustan Unilever.

The Group’s 2021 tax rate has also been influenced by the closure of open issues with tax authorities in various jurisdictions. The re-assessment
of prior year estimates includes both current and deferred tax.

Future tax charges, and therefore our effective tax rate, may be affected by factors such as acquisitions, disposals, restructurings, the location of research and development activity, tax regime reforms and resolution of open matters as we continue to bring our tax affairs up to date around the world.

Continued focus on tax reform is expected in 2022 and future years driven by the OECD’s project to address the tax challenges arising from the digitalisation of the economy. This may result in significant changes to established tax principles and an increase in tax authority disputes. In turn, this could adversely affect GSK’s effective tax rate or could result in higher cash tax liabilities
.

GSK Annual Report 2021

Notes to the financial statements

continued
14. Taxation

continued

Tax on items charged to equity and statement of comprehensive income	2021 £m	2020 £m	2019 £m
Current taxation

Share-based payments	–	(14)	1

Defined benefit plans	–	(18)	16

Fair value movements on cash flow hedges	5	12	–

Fair value movements on equity investments	36	89	–

	41	69	17

Deferred taxation

Share-based payments	(11)	18	18

Defined benefit plans	223	(51)	173

Fair value movements on cash flow hedges	3	6	16

Fair value movements on equity investments	(167)	131	(95)

	48	104	112
Total credit to equity and statement of comprehensive income	89	173	129

All of the above items have been charged to the statement of comprehensive income except for tax on share-based payments.
Issues relating to taxation
The integrated nature of the Group’s worldwide operations involves significant investment in research and strategic manufacture at a limited number of locations, with consequential cross-border supply routes into numerous end-markets.
In line with current OECD guidelines, we base our transfer pricing policy on the arm’s length principle and support our transfer prices with economic analysis and reports. However, different tax authorities may seek to attribute further profit to activities being undertaken in their jurisdiction potentially resulting in double taxation. The Group also has open items in several jurisdictions concerning such matters as the deductibility of particular expenses and the tax treatment of certain business transactions. GSK applies a risk based approach to determine the transactions most likely to be subject to challenge and the probability that the Group would be able to obtain compensatory adjustments under international tax treaties.
The calculation of the Group’s total tax charge therefore necessarily involves a degree of estimation and judgement in respect of certain items whose tax treatment cannot be finally determined until resolution has been reached with the relevant tax authority or, as appropriate, through a formal legal process. At 31 December 2021 the Group had recognised provisions of £858 million in respect of such uncertain tax positions (2020 – £856 million) presented as current tax payables or as reductions in current tax recoverable assets. The net increase in recognised provisions during 2021 was driven by the reassessment of estimates and the utilisation of provisions for uncertain tax positions following the settlement of a number of open issues with tax authorities in various jurisdictions. Whilst the ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with the relevant tax authorities, or litigation where appropriate, the Group continues to consider that it has made appropriate provision for periods which are open and not yet agreed by the tax authorities.
A provision for deferred tax liabilities of £204 million as at 31 December 2021 (2020 – £150 million) has been made in respect of taxation that would be payable on the remittance of profits by certain overseas subsidiaries. Whilst the aggregate amount of unremitted profits at the balance sheet date was approximately £15 billion (2020 – £17 billion), the majority of these unremitted profits would not be subject to tax (including withholding tax) on repatriation, as UK legislation relating to company distributions provides for exemption from tax for most overseas profits, subject to certain exceptions. Deferred tax is not provided on temporary differences of £831 million (2020 – £974 million) arising on unremitted profits as management has the ability to control any future reversal and does not consider such a reversal to be probable.

GSK Annual Report 2021

Notes to the financial statements
continued
14. Taxation
continued

Movement in deferred tax assets and liabilities

	Accelerated capital allowances £m	Intangible assets £m	Contingent consideration £m	Intra-Group profit £m	Pensions & other post employment benefits £m	Tax losses £m	Share option and award schemes £m	Other net temporary differences £m	Total £m
At 1 January 2020	(242)	(4,192)	757	1,120	864	942	81	956	286

Exchange adjustments	(9)	41	–	(29)	4	(2)	(3)	(57)	(55)

Credit/(charge) to income statement	(45)	194	86	(67)	(44)	120	(5)	454	693

Credit/(charge) to statement of comprehensive income	–	–	–	–	50	–	(13)	(141)	(104)

Acquisitions / Disposals	–	(25)	–	–	–	–	–	–	(25)

R&D credits utilisation	–	–	–	–	–	–	–	(108)	(108)

At 31 December 2020	(296)	(3,982)	843	1,024	874	1,060	60	1,104	687

Exchange adjustments	17	(41)	–	6	(17)	(1)	–	–	(36)

Credit/(charge) to income statement	65	312	7	(31)	6	391	20	232	1,002

Credit/(charge) to statement of comprehensive income	–	–	–	–	(223)	–	11	164	(48)

Acquisitions / Disposals	3	–	–	–	–	–	–	(4)	(1)

R&D credits utilisation	–	–	–	–	–	–	–	58	58
At 31 December 2021	(211)	(3,711)	850	999	640	1,450	91	1,554	1,662
Deferred tax liabilities provided in relation to intangible assets predominately relate to temporary differences arising on assets and liabilities acquired as part of historic business combinations.
The Group continues to recognise deferred tax assets on future obligations in respect of contingent consideration amounts payable to minority shareholders. These payments are tax deductible at the point in time at which payment is made.
A deferred tax asset is recognised on intra-Group profits arising on inter-company inventory which are eliminated within the consolidated accounts. As intra-Group profits are not eliminated from the individual entities’ tax returns a temporary difference arises that will reverse at the point in time inventory is sold externally.
The deferred tax asset recognised on tax losses of £1,450
million (2020 – £
1,060
million) relates to trading losses. Such deferred tax assets are only recognised where it is probable that future taxable profit will be available to utilise losses, as supported by product level forecasts. Other net temporary differences included accrued expenses for which a tax deduction is only available on a paid basis.
Deferred tax asset
s
and liabilities are recognised on the balance sheet as follows:

	2021 £m	2020 £m
Deferred tax assets	5,218	4,287

Deferred tax liabilities	(3,556)	(3,600)

	1,662	687

		2021		2020

Unrecognised tax losses	Tax losses £m	Unrecognised deferred tax asset £m	Tax losses £m	Unrecognised deferred tax asset £m
Trading losses expiring:

Within 10 years	1,068	198	962	181

More than 10 years	390	62	414	51

Available indefinitely	200	43	265	47
At 31 December	1,658	303	1,641	279

Capital losses expiring:

Available indefinitely	2,356	557	2,287	419
At 31 December	2,356	557	2,287	419
Deferred tax assets are only recognised where it is probable that future taxable profit will be available to utilise losses.

GSK Annual Report 2021

Notes to the financial statements
continued

15. Earnings per share

	2021 pence	2020 pence	2019 pence

Basic earnings per share	87.6	115.5	93.9

Diluted earnings per share	86.6	114.1	92.6
Basic earnings per share has been calculated by dividing the profit attributable to shareholders by the weighted average number of shares in issue during the period after deducting shares held by the ESOP Trusts and Treasury shares. The trustees have waived their rights to dividends on the shares held by the ESOP Trusts.
Diluted earnings per share has been calculated after adjusting the weighted average number of shares used in the basic calculation to assume the conversion of all potentially dilutive shares. A potentially dilutive share forms part of the employee share schemes where its exercise price is below the average market price of GSK shares during the period and any performance conditions attaching to the scheme have been met at the balance sheet date.
The numbers of shares used in calculating basic and diluted earnings per share are reconciled below.

Weighted average number of shares in issue	2021 millions	2020 millions	2019 millions

Basic	5,003	4,976	4,947

Dilution for share options and awards	62	62	69

Diluted	5,065	5,038	5,016

16. Dividends

			2021			2020				2019
	Paid/payable	Dividend per share (pence)	Total dividend £m	Paid	Dividend per share (pence)	Total dividend £m		Paid	Dividend per share (pence)	Total dividend £m

First interim	8 July 2021	19	951	9 July 2020	19	946		11 July 2019	19	940

Second interim	7 October 2021	19	951	8 October 2020	19	946		10 October 2019	19	941

Third interim	13 January 2022	19	952	14 January 2021	19	946		9 January 2020	19	941

Fourth interim	7 April 2022	23	1,152	8 April 2021	23	1,151	*	9 April 2020	23	1,144

Total		80	4,006		80	3,989			80	3,966

*	The estimate for the fourth interim dividend for 2020 disclosed in the 2020 annual report and accounts was £1,146 million, £5 million less than the dividend that was ultimately paid.
Under IFRS, interim dividends are only recognised in the financial statements when paid and not when declared. GSK normally pays a dividend two quarters after the quarter to which it relates and one quarter after it is declared. The 2021 financial statements recognise those dividends paid in 2021, namely the third and fourth interim dividends for 2020, and the first and second interim dividends for 2021.
The amounts recognised in each year were as follows:

	2021 £m	2020 £m	2019 £m

Dividends to shareholders	3,999	3,977	3,953

GSK Annual Report 2021

Notes to the financial statements
continued

17. Property, plant and equipment

	Land and buildings £m	Plant, equipment and vehicles £m	Assets in construction £m	Total £m
Cost at 1 January 2020	7,632	12,061	1,906	21,599

Exchange adjustments	106	121	10	237

Additions through business combinations	–	5	–	5

Other additions	29	147	1,052	1,228

Capitalised borrowing costs	–	–	15	15

Disposals and write-offs	(336)	(875)	(29)	(1,240)

Reclassifications	189	840	(1,058)	(29)

Transfer to assets held for sale	(132)	(194)	(6)	(332)
Cost at 31 December 2020	7,488	12,105	1,890	21,483

Exchange adjustments	(214)	(315)	(47)	(576)

Other additions	16	98	1,091	1,205

Capitalised borrowing costs	–	–	16	16

Disposals and write-offs	(217)	(940)	(17)	(1,174)

Reclassifications	202	906	(1,182)	(74)

Transfer to assets held for sale	(63)	(38)	(1)	(102)
Cost at 31 December 2021	7,212	11,816	1,750	20,778

Depreciation at 1 January 2020	(3,216)	(7,191)	–	(10,407)

Exchange adjustments	(49)	(77)	–	(126)

Charge for the year	(271)	(718)	–	(989)

Disposals and write-offs	154	716	–	870

Transfer to assets held for sale	72	130	–	202
Depreciation at 31 December 2020	(3,310)	(7,140)	–	(10,450)

Exchange adjustments	100	191	–	291

Charge for the year	(267)	(715)	–	(982)

Disposals and write-offs	169	893	–	1,062

Transfer to assets held for sale	27	27	–	54

Depreciation at 31 December 2021	(3,281)	(6,744)	–	(10,025)

Impairment at 1 January 2020	(379)	(445)	(20)	(844)

Exchange adjustments	(6)	–	1	(5)

Disposals and write-offs	190	124	16	330

Impairment losses	(147)	(303)	(27)	(477)

Reversal of impairments	13	18	3	34

Transfer to assets held for sale	49	55	1	105
Impairment at 31 December 2020	(280)	(551)	(26)	(857)

Exchange adjustments	7	10	3	20

Disposals and write-offs	30	76	13	119

Impairment losses	(21)	(54)	(37)	(112)

Reversal of impairments	–	5	4	9

Impairment at 31 December 2021	(264)	(514)	(43)	(821)

Total depreciation and impairment at 31 December 2020	(3,590)	(7,691)	(26)	(11,307)

Total depreciation and impairment at 31 December 2021	(3,545)	(7,258)	(43)	(10,846)

Net book value at 1 January 2020	4,037	4,425	1,886	10,348

Net book value at 31 December 2020	3,898	4,414	1,864	10,176

Net book value at 31 December 2021	3,667	4,558	1,707	(9,932)

GSK Annual Report 2021

Notes to the financial statements
continued
17. Property, plant and equipment
continued

The weighted average interest rate for capitalised borrowing costs in the year was 3% (2020 – 3%). Disposals and write-offs in the year included a number of assets with nil net book value that are no longer in use in the business.
The impairment losses principally arose from decisions to rationalise facilities and were calculated based on fair value less costs of disposal. The fair value less costs of disposal valuation methodology uses significant inputs which are not based on observable market data, and therefore this valuation technique is classified as level 3 of the fair value hierarchy. These calculations determine the net present value of the projected risk-adjusted, post-tax
cash flows of the relevant asset or cash generating unit, applying a discount rate of the Group post-tax
weighted average cost of capital (WACC) of 6.5%, adjusted where appropriate for specific segment, country and currency risk.
Assets that continue to be used by the Group are generally assessed as part of their associated cash generating unit on a value in use basis. For value in use calculations, the post-tax
cash flows do not include the impact of future uncommitted restructuring plans or improvements. Where an impairment is indicated and a pre-tax
cash flow calculation is expected to give a materially different result, the test would be reperformed using pre-tax
cash flows and a
pre-tax
discount rate. The Group WACC is equivalent to a
pre-tax
discount rate of approximately 8%.
The net impairment losses have been charged to cost of sales: £46 million (2020 – £398 million), R&D: £3 million
(2020 – £3 million) and SG&A: £54 million (2020 – £42 million), and included £20 million (2020 – £343 million) arising from the Major restructuring programmes.
Reversals of impairment arose from subsequent reviews of the impaired assets where the conditions which gave rise to the original impairments were deemed no longer to apply. All of the reversals have been credited to cost of sales.
During 2021, £74 million (2020 – £29 million) of computer software was reclassified from assets in construction to intangible assets on becoming ready for use.
We have assessed the qualitative and quantitative impact of climate related risks on asset recoverable amounts and concluded that their impact does not cause material impairments.

18. Right of use assets

	Land and buildings £m	Plant and equipment £m	Vehicles £m	Total £m
Net book value at 1 January 2020	821	22	123	966

Exchange adjustments	(11)	1	1	(9)

Additions	119	2	66	187

Depreciation	(152)	(5)	(68)	(225)

Disposals	(73)	(2)	(9)	(84)

Impairments	(3)	–	–	(3)

Reclassifications	(2)	–	–	(2)
Net book value at 31 December 2020	699	18	113	830

Exchange adjustments	(9)	(1)	(5)	(15)

Additions	152	1	62	215

Depreciation	(149)	(5)	(59)	(213)

Disposals	(53)	(4)	(13)	(70)
Impairments	(7)	–	–	(7)
Net book value at 31 December 2021	633	9	98	740
The total cash outflow for leases amounted to £215 million. The Group has entered into lease contracts that have not yet commenced. The nominal value of estimated future lease payments under these lease contracts approximates £60 million as of 31 December 2021. These contracts mainly concern the relocation of the US Corporate headquarters, with a lease period between 2022 and
2029.
An analysis of lease liabilities is set out in Note 29, ‘Net debt’.

GSK Annual Report 2021

Notes to the financial statements
continued

19. Goodwill

	2021 £m	2020 £m
Cost at 1 January	10,597	10,562

Exchange adjustments	(55)	(54)

Additions through business combinations (Note 40)	–	124

Other movements	10	–

Transfer to assets held for sale	–	(35)

Cost at 31 December	10,552	10,597

Net book value at 1 January	10,597	10,562

Net book value at 31 December	10,552	10,597
The £10 million increase in goodwill corresponds to an immaterial payment of pension liabilities to the Consumer Healthcare sub-group
as required in the sale and purchase agreement and the increase in the non-controlling
interest in the
sub-group
as result of the transaction.
Goodwill is allocated to the Group’s segments as follows:

	2021 £m	2020 £m

Pharmaceuticals	4,228	4,245

Vaccines	1,264	1,295

Consumer Healthcare	5,060	5,057

Net book value at 31 December	10,552	10,597
The recoverable amounts of the cash generating units are assessed using a fair value less costs of disposal model. Fair value less costs of disposal is calculated using a discounted cash flow approach, with a post-tax
discount rate applied to the projected risk-adjusted
post-tax
cash flows and terminal value.
The discount rate used is based on the Group WACC of 6.5% (2020 – 7%), as most cash generating units have integrated operations across large parts of the Group. The discount rate is adjusted where appropriate for specific segment, country and currency risks. The valuation methodology uses significant inputs which are not based on observable market data, therefore this valuation technique is classified as level 3 in the fair value hierarchy.
Details relating to the discounted cash flow models used in the impairment tests of the Pharmaceuticals, Vaccines and Consumer Healthcare cash generating units are as follows:

Valuation basis	Fair value less costs of disposal

Key assumptions	Sales growth rates Profit margins Terminal growth rate Discount rate Taxation rate

Determination of assumptions
Growth rates are internal forecasts based on both internal and external market information.

Margins reflect past experience, adjusted for expected changes.

Terminal growth rates based on management’s estimate of future long-term average growth rates.

Discount rates based on Group WACC, adjusted where appropriate.

Taxation rates based on appropriate rates for each
jurisdiction.

Period of specific projected cash flows	Five years

Terminal growth rate and discount rate		Terminal growth rate	Discount rate

	Pharmaceuticals	0% p.a. (2020 – 1% p.a)	7% (2020 – 7.5% p.a)

	Vaccines	0% p.a. (2020 – 1% p.a)	7% (2020 – 7.5% p.a)

	Consumer Healthcare	2.5% p.a. (2020 – 2% p.a)	6% (2020 – 6% p.a)
The terminal growth rates do not exceed the long-term projected growth rates for the relevant markets, reflect the impact of future generic competition and take account of new product launches. Goodwill is monitored for impairment at the segmental level. In each case the valuations indicated sufficient headroom such that a reasonably possible change to key assumptions is unlikely to result in an impairment of the related goodwill. The Consumer Healthcare cash generating unit also comprises a collection of smaller cash generating units including brands with indefinite lives with a carrying value of £18.4 billion (2020 – £18.4 billion). Details of indefinite life brands are given in Note 20, ‘Other intangible assets’.
We have assessed the qualitative and quantitative impact of climate related risks on asset recoverable amounts and concluded that their imp act does not cause material impairments.

GSK Annual Report 2021

Notes to the financial statements
continued

20. Other intangible assets

	Computer software £m	Licences, patents, amortised brands etc. £m	Indefinite life brands £m	Total £m
Cost at 1 January 2020	2,397	19,716	19,894	42,007

Exchange adjustments	(1)	(7)	(74)	(82)

Capitalised development costs	–	313	–	313

Additions through business combinations	2	–	–	2

Other additions	240	494	–	734

Disposals and asset write-offs	(260)	(20)	–	(280)

Transfer to assets held for sale	(4)	(246)	(635)	(885)

Reclassifications	29	572	(572)	29
Cost at 31 December 2020	2,403	20,822	18,613	41,838

Exchange adjustments	(15)	(207)	65	(157)

Capitalised development costs	–	346	–	346

Other additions	184	1,410	–	1,594

Disposals and asset write-offs	(221)	(935)	–	(1,156)

Transfer to assets held for sale	(1)	(6)	(43)	(50)

Reclassifications	74	9	(9)	74
Cost at 31 December 2021	2,424	21,439	18,626	42,489

Amortisation at 1 January 2020	(1,302)	(7,114)	–	(8,416)

Exchange adjustments	(3)	28	–	25

Charge for the year	(241)	(896)	–	(1,137)

Disposals and asset write-offs	221	8	–	229

Transfer to assets held for sale	3	42	–	45

Amortisation at 31 December 2020	(1,322)	(7,932)	–	(9,254)

Exchange adjustments	13	52	–	65

Charge for the year	(225)	(956)	–	(1,181)

Disposals and asset write-offs	165	572	–	737

Transfer to assets held for sale	–	2	–	2
Amortisation at 31 December 2021	(1,369)	(8,262)	–	(9,631)

Impairment at 1 January 2020	(37)	(2,325)	(274)	(2,636)

Exchange adjustments	–	39	1	40

Impairment losses	(29)	(255)	(11)	(295)

Reversal of impairments	–	38	–	38

Disposals and asset write-offs	38	–	–	38

Transfer to assets held for sale	–	55	–	55

Reclassification	–	(39)	39	–
Impairment at 31 December 2020	(28)	(2,487)	(245)	(2,760)

Exchange adjustments	–	5	–	5

Impairment losses	(93)	(362)	–	(455)

Reversal of impairments	–	2	37	39

Disposals and asset write-offs	30	362	–	392
Impairment at 31 December 2021	(91)	(2,480)	(208)	(2,779)

Total amortisation and impairment at 31 December 2020	(1,350)	(10,419)	(245)	(12,014)

Total amortisation and impairment at 31 December 2021	(1,460)	(10,742)	(208)	(12,410)

Net book value at 1 January 2020	1,058	10,277	19,620	30,955

Net book value at 31 December 2020	1,053	10,403	18,368	29,824

Net book value at 31 December 2021	964	10,697	18,418	30,079
The weighted average interest rate for capitalised borrowing costs in the year was 3% (2020 – 3%).
The net book value of computer software included £526 million (2020 – £612 million) of internally generated costs.
The carrying value at 31 December 2021 of intangible assets, for which impairments have been charged in the year following those impairments, was £694 million (2020 – £67 million).

The carrying value at 31 December 2021 of intangible assets, for which impairment reversals have been charged in the year following those impairment reversals, was £104 million (2020 – £205 million).
The patent expiry dates of the Group’s most significant assets, where relevant, are set out on pages 272 and 273. Please refer to Note 2 to the Group’s accounting policy and estimate of the useful life for intangible assets over the exclusivity and non-exclusivity periods.

GSK Annual Report 2021

Notes to the financial statements
continued
20. Other intangible assets
continued

Amortisation and impairment losses, net of reversals, have been charged in the income statement as follows:

		Amortisation	Net impairment losses

	2021 £m	2020 £m	2021 £m	2020 £m
Cost of sales	807	779	(32)	21

Selling, general and administration	163	167	65	17

Research and development	212	191	382	219
	1,182	1,137	415	257
Licences, patents, amortised brands etc. includes a large number of acquired licences, patents, know-how
agreements and marketing rights, which are either marketed or in use, or still in development. Note 40, ‘Acquisitions and disposals’ gives details of additions through business combinations in the year. The book values of the largest individual items are as follows:

	2021 £m	2020 £m
Tesaro Assets	2,677	2,669

Meningitis portfolio	1,889	2,114

Dolutegravir	1,093	1,177

Benlysta	644	745

Alector Assets	509	–

iTeos Assets	444	–

Lamisil	259	275

Merck Assets	–	264

Vir Assets	212	49

BMS Assets	219	239

Fluarix/FluLaval	180	219

Okairos	191	205

CureVac Assets	164	108

Stiefel trade name	151	180

Others	2,065	2,159
	10,697	10,403
On 2 July 2021 GSK signed an agreement for a global
co-development
and
co-commercialisation
collaboration in immuno-neurology with Alector for two clinical stage first-in-class
monoclonal antibodies for neurodegenerative diseases. From the total upfront payment recognised as an intangible asset of £509 million, a total of £363 million was paid in 2021 and a total of £146 million will be paid in 2022
.
On 14 June 2021 GSK signed a
co-development
and
co-commercialisation
collaboration with iTeos Therapeutics for
EOS-448,
an anti-TIGIT monoclonal antibody, recognising an intangible asset of £444 million.
Tesaro assets comprise
Zejula and Jemperli
, as well as combination therapies. The meningitis portfolio includes
Menveo
,
Bexsero
, Men ABCWY and
Menjugate. Lamisil
has been moved into licences, patents, amortised brands etc. following the decision to start amortisation during 2020. GSK divested the Breathe Right brand in
2020.
Indefinite life brands comprise a portfolio of Consumer Healthcare products primarily acquired with the acquisitions of Sterling Winthrop, Inc. in 1994, Block Drug Company, Inc. in 2001, the Novartis consumer healthcare business in 2015 and the Pfizer consumer healthcare business in 2019. The book values of the major brands are as follows:

	2021 £m	2020 £m
Advil	3,362	3,349

Voltaren	2,725	2,725

Centrum	1,828	1,824

Caltrate	1,731	1,678

Otrivin	1,385	1,385

Preparation H	1,152	1,139

Robitussin	1,126	1,111

Nexium	670	668

Fenistil	598	598

Chapstick	521	512

Emergen-C	439	433

Theraflu	436	433

Panadol	395	396

Sensodyne	270	270

Others	1,780	1,847

	18,418	18,368

GSK Annual Report 2021

Notes to the financial statements
continued
20. Other intangible assets
continued

Each of these brands is considered to have an indefinite life, given the strength and durability of the brand and the level of marketing support. The brands are in relatively similar stable and profitable market sectors, with similar risk profiles, and their size, diversification and market shares mean that the risk of market-related factors causing a reduction in the lives of the brands is considered to be relatively low. The Group is not aware of any material legal, regulatory, contractual, competitive, economic or other factors which could limit their useful lives. Accordingly, they are not amortised.
Each brand is tested annually for impairment and other amortised intangible assets are tested when indicators of impairment arise. This testing applies a fair value less costs of disposal methodology, generally using
10-year
post-tax
cash flow forecasts with a terminal value calculation and a discount rate equal to the Group post-tax
WACC of 6.5% (2020 – 7%), adjusted where appropriate for specific segment, country and currency risks. This valuation methodology uses significant inputs which are not based on observable market data, and therefore this valuation technique is classified as level 3 of the fair value hierarchy. The main assumptions include future sales price and volume growth, product contribution, the future expenditure required to maintain the product’s marketability and registration in the relevant jurisdictions and exchange rates. These assumptions are based on past experience and are reviewed as part of management’s budgeting and strategic planning cycle for changes in market conditions and sales erosion through competition. The terminal growth rates applied of between -3% and 3% are management’s estimates of future long-term average growth rates of the relevant markets.
During the year ended 31 December 2021, Robitussin and Preparation H were affected by lower cold and flu incidence resulting from the
COVID-19
social distancing measures and by supply chain issues respectively which has resulted in reduced level of headroom. The Group has performed a sensitivity analysis based on changes in key assumptions considered to be reasonably possible by management leaving all other assumptions unchanged. Sensitivity analysis for the year ended 31 December 2021 has identified these two brands as being sensitive to reasonably possible changes in key assumptions. In order for the recoverable amount to be equal to the carrying values of Robitussin and Preparation H, either the discount rate would have to be increased by 0.5% and 0.1%, or the operating margin decreased by 4.1% and 1.5%, or the long term growth rate decreased by 0.7% and 0.2% respectively. The group consider that changes in key assumptions of this magnitude are reasonably possible in the current environment.
Other than as disclosed above, the group do not consider that any reasonably possible changes in the key assumptions would cause the fair value less cost of sale of the individually significant brands disclosed in page 197 above to fall below their carrying values.
We have assessed the qualitative and quantitative impact of climate related risks on asset recoverable amounts and concluded that their impact does not cause material impairments.

21. Investments in associates and joint ventures

	Joint ventures £m	Associates £m	2021 Total £m	Joint ventures £m	Associates £m	2020 Total £m
At 1 January	15	349	364	15	299	314

Exchange adjustments	–	(15)	(15)	–	(9)	(9)

Additions	–	1	1	–	4	4

Disposals	–	(278)	(278)	–	–	–

Distributions received	–	(9)	(9)	–	(31)	(31)

Net fair value movements through Other comprehensive income	–	28	28	–	53	53

Impairment of interest in associates	–	(36)	(36)	–	–	–

Profit/(loss) after tax recognised in the consolidated income statement	(3)	36	33	–	33	33
At 31 December	12	76	88	15	349	364
The Group held one significant associate at 31 December 2020, Innoviva, Inc. At 31 December 2020, the Group owned 32 million shares or 31.6% of Innoviva, which is a biopharmaceutical company listed on NASDAQ. Innoviva partnered with GSK in the development of the long-acting beta agonist, vilanterol, and currently receives royalty income from sales of products that contain this component, namely
Relvar/Breo Ellipta
and
Anoro Ellipta
. It also has a 15% economic interest in royalties paid by GSK on sales of
Trelegy Ellipta
. The remaining 85% of the economic interest in these royalties is held by Theravance Biopharma Inc., in which the Group holds an investment (see Note 22).
On 20 May 2021, the Group agreed with Innoviva Inc to sell all of its shares in Innoviva back to Innoviva for £277 million. Following settlement of the transaction, GSK no longer held any Innoviva stock. A loss of £46 million (including £10 million of recycling of exchange differences in Innoviva) is presented in “Loss on disposal of interest in associates” in the Consolidated income statement. The transaction did not include any changes in Innoviva’s commercial interest in royalties paid by GSK. “Loss on disposal of interest in associates” also includes a £10 million gain from a disposal of another immaterial associate. Please refer to the Income statement information on associates and joint ventures in Note 13.

GSK Annual Report 2021

Notes to the financial statements
continued
21. Investments in associates and joint ventures
continued

Disposals include the book values of Innoviva at £277 million, and £1 million of another investment for which GSK received non-cash
consideration.
Summarised balance sheet information at 31 December 2020, in respect of Innoviva is set out below:

At 31 December 2020 £m
Non-current assets	482

Current assets	251

Current liabilities	(4)

Non-current liabilities	(283)

Net assets	446

The carrying value of the Group’s investment in Innoviva in 2020 is analysed as follows:
2020
£m
Interest in net assets of associate	141

Goodwill	85

Fair value and other adjustments	65

Carrying value at 31 December	291

The investment in Innoviva had a market value of £291 million at 31 December 2020.

22. Other investments

	Investments designated as measured at FVTOCI £m	Investments measured at FVTPL £m	2021 £m	Investments designated as measured at FVTOCI £m	Investments measured at FVTPL £m	2020 £m
At 1 January	2,939	121	3,060	1,781	56	1,837

Additions	125	52	177	409	3,205	3,614

Net fair value movements through Other comprehensive income	(897)	–	(897)	1,318	–	1,318

Net fair value movements through profit or loss	–	37	37	–	(438)	(438)

Disposals and settlements	(240)	(11)	(251)	(569)	(2,702)	(3,271)
At 31 December	1,927	199	2,126	2,939	121	3,060
Other investments comprise
non-current
equity investments which are recorded at fair value at each balance sheet date. For investments traded in an active market, the fair value is determined by reference to the relevant stock exchange quoted bid price. For other investments, the fair value is estimated by management with reference to relevant available information, including the current market value of similar instruments, recent financing rounds and discounted cash flows of the underlying net assets. Net fair value movements include the impact of exchange (gains of £20 million through Other comprehensive income and £2 million through profit or loss) (2020 – losses of £91 million and £nil respectively). Other investments include listed investments of £1,736 million (2020 – £2,281 million).
GSK has elected to designate the majority of its equity investments as measured at fair value through
O
ther comprehensive income (FVTOCI). The most significant of these investments held at 31 December 2021 were in CureVac AG in which the Group held 8% and Vir Biotechnology in which the Group held 6.5%. These investments had a fair value at 31 December 2021 of £380 million (2020 – £887 million) and £266 million (2020 – £130 million) respectively. The other investments include equity stakes in companies with which GSK has research collaborations and in companies which provide access to biotechnology developments of potential interest. In June 2020, GSK issued US$ US notes which are exchangeable at the option of the note holders at any time until maturity of the notes in June 2023 for shares held by GSK in Theravance Biopharma, Inc. If the notes are exchanged, GSK expects to deliver the shares but may, at its option under certain circumstances, deliver cash or a combination of Theravance Biopharma shares and cash. The Theravance Biopharma shares are measured at FVTOCI and had a fair value at 31 December 2021 of £79 million (2020 – £126 million).
On disposal of equity investments measured at FVTOCI, the accumulated fair value movements are reclassified from the fair value reserve to retained earnings. Investments with a fair value of £240 million (2020 – £569 million) were disposed of during the year. The cumulative gain on these investments after tax was £132 million (2020 – £163 million).
Certain other investments, such as investments in funds with limited lives and investments acquired with an intention to sell, are measured at fair value through profit or loss (FVTPL). Additions and disposals of investments measured at FVTPL in 2020 include
d
the acquisition of shares in Hindustan Unilever Limited on the merger of GSK’s Indian listed Consumer Healthcare entity with Hindustan Unilever and the subsequent divestment of those shares
.

GSK Annual Report 2021

Notes to the financial statements
continued

23. Other
non-current
assets

	2021 £m	2020 £m
Amounts receivable under insurance contracts	849	756

Pension schemes in surplus	741	183

Other receivables	86	102
	1,676	1,041

Amounts receivable under insurance contacts are held at cash surrender value with movements through profit or loss
.
Within the other receivables of £86 million (2020 – £102 million), £44 million (2020 – £67 million) is classified as financial assets of which £23 million (2020 – £30 million) is classified as fair value through profit or loss. On the remaining balance of £21 million (2020 – £37 million), the expected credit loss allowance was immaterial at 31 December 2021 and 2020
.

24. Inventories

	2021 £m	2020 £m
Raw materials and consumables	1,772	1,170

Work in progress	1,889	2,395

Finished goods	2,122	2,431
	5,783	5,996

25. Trade and other receivables

	2021 £m	2020 £m
Trade receivables, net of loss allowance	6,246	5,549

Accrued income	12	13

Prepayments	315	359

Interest receivable	3	3

Employee loans and advances	18	11

Other receivables	1,266	1,017
	7,860	6,952

Trade receivables included £nil (2020 – £nil) due from associates and joint ventures. Other receivables included £nil (2020 – £nil) due from associates and joint ventures.

Loss allowance - trade receivables	2021 £m	2020 £m
At 1 January	151	130

Exchange adjustments	(3)	(4)

Charge for the year	52	41

Subsequent recoveries of amounts provided for	(39)	(8)

Utilised	(11)	(8)
At 31 December	150	151
Of the total trade receivables balance, £86 million (2020 – £50 million) was considered credit impaired, against which a £4 million (2020 – £20 million) expected credit loss allowance has been applied. No amount was purchased or originated credit impaired.
Within the other receivables of £1,266 million (2020 – £1,017 million), £553 million (2020 – £402 million) was classified as financial assets of which £nil (2020 – £nil) was classified as fair value through profit and loss. On the remaining balance of £553 million (2020 – £402 million), an expected credit loss allowance of £5 million (2020 – £6 million) was recognised at 31 December 2021 with no charge reported in profit or loss during the year.
For more discussion on credit risk practices, please refer to Note 43
.

GSK Annual Report 2021

Notes to the financial statements
continued

26. Cash and cash equivalents

	2021 £m	2020 £m
Cash at bank and in hand	1,427	1,762

Short-term deposits	2,847	4,530
	4,274	6,292

Cash and cash equivalents included £0.2 billion (2020 – £0.2 billion) not available for general use due to restrictions applying in the subsidiaries where it is held. Restrictions include exchange controls and taxes on repatriation.

27. Assets held for sale

	2021 £m	2020 £m
Property, plant and equipment	22	25

Other intangibles	–	62

Inventory	–	19
	22	106

Non-current
assets and disposal groups are transferred to Assets held for sale when it is expected that their carrying amounts will be recovered principally through disposal and a sale is considered highly probable. They are held at the lower of carrying amount and fair value less costs to sell.
There is no inventory written down to fair value less costs to sell included in Assets held for sale (2020 – £19 million). The valuation methodology used significant inputs which were not based on observable market data and therefore this valuation is classified as level 3 in the fair value hierarchy.
Intangible assets of £48 million were transferred from Other intangibles during the year (2020 – £785 million). There were no intangible assets held for sale after impairments, exchange movements and assets divested during the year remaining at 31 December 2021 (2020 – £62 million).

GSK Annual Report 2021

Notes to the financial statements
continued

28. Trade and other payables
	2021 £m	2020 £m
Trade payables	4,535	4,357

Wages and salaries	1,470	1,367

Social security	152	159

ViiV Healthcare put option	1,008	960

Other payables	518	409

Deferred income	307	361

Customer return and rebate accruals	6,322	5,775

Other accruals	3,242	2,452
	17,554	15,840

Trade and other payables included £nil (2020 – £65 million) due to associates and joint ventures. The Group provides limited supplier financing arrangements to certain customers. The amounts involved at 31 December 2021 were not material
.
Revenue recognised in the year that was included in deferred income at 1 January 2021 was £29 million (2020 – £33 million).
Customer return and rebate accruals are provided for by the Group at the point of sale in respect of the estimated rebates, discounts or allowances payable to customers, and included £5,044 million (2020 – £4,686 million) in respect of US Pharmaceuticals and Vaccines, as more fully described in the Group financial review on

. Accruals are made at the time of sale but the actual amounts paid are based on claims made some time after the initial recognition of the sale. As the amounts are estimated, they may not fully reflect the final outcome and are subject to change dependent upon, amongst other things, the types of buying group and product sales mix. The level of accrual is reviewed and adjusted quarterly in light of historical experience of actual amounts paid and any changes in arrangements. Future events could cause the assumptions on which the accruals are based to change, which could affect the future results of the Group.
Pfizer’s put option over its shareholding in ViiV Healthcare is currently exercisable. Pfizer may request an IPO of ViiV Healthcare at any time and if either GSK does not consent to such IPO or an offering is not completed within nine months, Pfizer could require GSK to acquire its shareholding. The amount of the liability for this put option, which is held on the gross redemption basis, is derived from an internal valuation of the ViiV Healthcare business, utilising both discounted forecast future cash flow and multiples-based methodologies.
The table below shows on an indicative basis the income statement and balance sheet sensitivity of the Pfizer put option to reasonably possible changes in key assumptions.

Increase/(decrease) in financial liability and loss/(gain) in Income statement	2021 £m	2020 £m
10% increase in sales forecasts*	89	117

10% decrease in sales forecasts*	(89)	(116)

1% (100 basis points) increase in discount rate	(30)	(41)

1% (100 basis points) decrease in discount rate	34	45

10 cent appreciation of US Dollar	55	52

10 cent depreciation of US Dollar	(47)	(45)

10 cent appreciation of Euro	26	42
10 cent depreciation of Euro	(22)	(34)
* The sales forecast is for ViiV Healthcare sales only in respect of the ViiV Healthcare put option.
An explanation of the accounting for ViiV Healthcare is set out on page 57.

GSK Annual Report 2021

Notes to the financial statements
continued

29. Net debt

	Listing exchange	2021 £m	2020 £m
Current assets:

Liquid investments		61	78

Cash and cash equivalents		4,274	6,292

		4,335	6,370
Short-term borrowings:

Commercial paper		(252)	(17)

Bank loans, overdrafts and other		(550)	(1,128)

LIBOR +0.35% US$ US Medium Term Note 2021	New York Stock Exchange	–	(549)

EURIBOR +60% € Euro Medium Term Note 2021	London Stock Exchange	–	(1,351)

0.000% € Euro Medium Term Note 2021	London Stock Exchange	–	(450)

2.850% US$ US Medium Term Note 2022	New York Stock Exchange	(1,483)	–

2.875% US$ US Medium Term Note 2022	New York Stock Exchange	(1,113)	–

Lease liabilities		(203)	(230)

		(3,601)	(3,725)
Long-term borrowings:

2.850% US$ US Medium Term Note 2022	New York Stock Exchange	–	(1,463)

2.875% US$ US Medium Term Note 2022	New York Stock Exchange	–	(1,097)

2.800% US$ US Medium Term Note 2023	New York Stock Exchange	(926)	(913)

0.125% € Euro Medium Term Note 2023	London Stock Exchange	(629)	(673)

Exchangeable US$ US Medium Term Note 2023	New York Stock Exchange	(204)	(199)

3.375% US$ US Medium Term Note 2023	New York Stock Exchange	(925)	(912)

0.000% € Euro Medium Term Note 2023	London Stock Exchange	(420)	(450)

0.534% US$ US Medium Term Note 2023	New York Stock Exchange	(926)	(913)

3.000% US$ US Medium Term Note 2024	New York Stock Exchange	(739)	(728)

1.375% € Euro Medium Term Note 2024	London Stock Exchange	(836)	(894)

4.000% € Euro Medium Term Note 2025	London Stock Exchange	(627)	(670)

3.625% US$ US Medium Term Note 2025	New York Stock Exchange	(738)	(728)

1.000% € Euro Medium Term Note 2026	London Stock Exchange	(587)	(628)

1.250% € Euro Medium Term Note 2026	London Stock Exchange	(838)	(896)

3.375% £ Euro Medium Term Note 2027	London Stock Exchange	(595)	(595)

3.875% US$ US Medium Term Note 2028	New York Stock Exchange	(1,294)	(1,278)

1.250% £ Euro Medium Term Note 2028	London Stock Exchange	(743)	(742)

3.375% US$ US Medium Term Note 2029	New York Stock Exchange	(733)	(723)

1.375% € Euro Medium Term Note 2029	London Stock Exchange	(418)	(447)

1.750% € Euro Medium Term Note 2030	London Stock Exchange	(628)	(672)

5.250% £ Euro Medium Term Note 2033	London Stock Exchange	(984)	(983)

5.375% US$ US Medium Term Note 2034	London Stock Exchange	(368)	(363)

1.625% £ Euro Medium Term Note 2035	London Stock Exchange	(744)	(743)

6.375% US$ US Medium Term Note 2038	New York Stock Exchange	(2,022)	(1,996)

6.375% £ Euro Medium Term Note 2039	London Stock Exchange	(695)	(695)

5.250% £ Euro Medium Term Note 2042	London Stock Exchange	(987)	(987)

4.200% US$ US Medium Term Note 2043	New York Stock Exchange	(364)	(359)

4.250% £ Euro Medium Term Note 2045	London Stock Exchange	(789)	(789)

Other long-term borrowings		(1)	(2)

Lease liabilities		(812)	(887)

		(20,572)	(23,425)

Net debt		(19,838)	(20,780)

GSK Annual Report 2021

Notes to the financial statements
continued
29. Net debt
continued

Current assets
Liquid investments are classified as financial assets at amortised cost. At 31 December 2021, they included US Treasury Notes and other government bonds. The effective interest rate on liquid investments at 31 December 2021 was approximately 0.1% (2020 – approximately 1.1%). Liquid investment balances at 31 December 2021 earning interest at floating rates amount to £2 million (2020 – £78 million). Liquid investment balances at 31 December 202
1
 earning interest at fixed rates amount to £59 million (2020 – £nil).
Balances reported within cash and cash equivalents have an original maturity of three months or less. The effective interest rate on cash and cash equivalents at 31 December 2021 was approximately 0.6% (2020 – approximately 0.3%). Cash and cash equivalents at 31 December 2021 earning interest at floating and fixed rates amounted to £3,906 million and £39 million respectively (2020 – £6,100 million and £9 million) and non-interest
bearing holdings amounted to £329 million (2020 – £183 million).
GSK’s policy regarding the credit quality of cash and cash equivalents is set out in Note 43, ‘Financial instruments and related disclosures’.
Short-term borrowings
GSK has a $10 billion (£7.4 billion) US commercial paper programme, of which $nil was in issue at 31 December 2021 (2020 – $25 million (£17 million)). GSK has a £5 billion Euro commercial paper programme, of which
€
300 million (£252 million) was in issue at 31 December 2021 (2020 – £nil). GSK has a £1.9 billion three-year committed facility and $2.5 billion (£1.9 billion) under a 364 day committed facility. The three-year committed facility was agreed in September 2019 extended by one year in September 2020 and was extended again by one year to 2024 in August 2021. The
364-day
committed facility was agreed in August 2021. These facilities were undrawn at 31 December 2021.
In preparation for the separation of the Consumer Healthcare business, in February 2022 GSK cancelled and replaced the three year and 364 day facilities. New revolving credit facilities of equivalent size were agreed with maturities in September 2025 and September
2023
.
The weighted average interest rate on commercial paper borrowings at 31 December 2021 was
-0.5%
(2020 – 2.4%).
The weighted average interest rate on current bank loans and overdrafts at 31 December 2021 was 7.9% (2020 – 5.8%).
The average effective
pre-swap
interest rate of notes classified as short-term at 31 December 2021 was 3.0% (2020 – 0.0%). The 0.0% rate in 2020 reflected the maturities of a LIBOR +0.35% coupon note in May 2021, and both a zero coupon and a EURIBOR +0.60% note in September 2021.
Long-term borrowings
At the
year-end,
GSK had long-term borrowings of £20.6 billion (2020 – £23.4 billion), of which £11.7 billion (2020 – £13.3 billion) fell due in more than five years. The average effective pre-swap
interest rate of all notes in issue at 31 December 2021 was approximately 3.3% (2020 – approximately 3.6%).
Long-term borrowings repayable after five years carry interest at effective rates between 1.4% and 6.4%, with repayment dates ranging from 2027 to 2045.
Pledged assets
The Group held pledged investments in US Treasury Notes with a par value of $56 million (£42 million), (2020 – $50 million (£37 million)) as security against irrevocable letters of credit issued on the Group’s behalf in respect of the Group’s self-insurance activity. Provisions in respect of self-insurance are included within the provisions for legal and other disputes discussed in Note 31, ‘Other provisions’.
Lease liabilities
The maturity analysis of discounted lease liabilities recognised on the Group balance sheet is as follows:

	2021	2020
	£m	£m

Rental payments due within one year	203	230

Rental payments due between one and two years	185	207

Rental payments due between two and three years	120	126

Rental payments due between three and four years	93	96

Rental payments due between four and five years	73	86

Rental payments due after five years	341	372

Total lease liabilities	1,015	1,117

GSK Annual Report 2021

Notes to the financial statements
continued

30. Pensions and other post-employment benefits

	2021	2020	2019
Pension and other post-employment costs	£m	£m	£m

UK pension schemes	198	255	181

US pension schemes	42	62	120

Other overseas pension schemes	164	189	185

Unfunded post-retirement healthcare schemes	67	13	74

	471	519	560

Analysed as:

Funded defined benefit/hybrid pension schemes	245	341	300

Unfunded defined benefit pension schemes	21	32	41

Unfunded post-retirement healthcare schemes	67	13	74

Defined benefit schemes	333	386	415

Defined contribution pension schemes	138	133	145

	471	519	560
The costs of the defined benefit pension and post-retirement healthcare schemes are charged in the income statement as follows:

	2021	2020	2019
	£m	£m	£m

Cost of sales	129	143	149

Selling, general and administration	153	185	195

Research and development	51	59	71

	333	387	415
GSK entities operate pension arrangements which cover the Group’s material obligations to provide pensions to retired employees. These arrangements have been developed in accordance with local practices in the countries concerned. Pension benefits can be provided by state schemes; by defined contribution schemes, whereby retirement benefits are determined by the value of funds arising from contributions paid in respect of each employee; or by defined benefit schemes, whereby retirement benefits are based on employee pensionable remuneration and length of service.
Pension costs of defined benefit schemes for accounting purposes have been calculated using the projected unit credit method. In certain countries pension benefits are provided on an unfunded basis, some administered by trustee companies. Formal, independent, actuarial valuations of the Group’s main plans are undertaken regularly, normally at least every three years.
Remeasurement movements in the year are recognised through the statement of comprehensive income. Discount rates are derived from AA rated corporate bond yields except in countries where there is no deep market in corporate bonds where government bond yields are used. Discount rates are selected to reflect the term of the expected benefit payments. Projected inflation rates and pension increases are long-term predictions based on the yield gap between long-term index-linked and fixed interest Gilts. In the UK, mortality rates are determined by adjusting the SAPS S3 standard mortality tables to reflect recent scheme experience. These rates are then projected to reflect improvements in life expectancy in line with the CMI 2020 projections with a long-term rate of improvement of 1.25% per year for both males and females. In the US, mortality rates are calculated using the
PRI-2012
white collar table adjusted to reflect recent experience. These rates are projected using
MP-2020
to allow for future improvements in life expectancy.

GSK Annual Report 2021

Notes to the financial statements
continued
30. Pensions and other post-employment benefits
continued

The average life expectancy assumed now for an individual at the age of 60 and projected to apply in 2041 for an individual then at the age of 60 is as follows:

		UK		US

	Male Years	Female Years	Male Years	Female Years

Current	27.7	28.7	27.2	28.5

Projected for 2041	29.2	30.2	28.7	30.0
The assets of funded schemes are generally held in separately administered trusts, either as specific assets or as a proportion of a general fund, or are insurance contracts. Assets are invested in different classes in order to maintain a balance between risk and return. Investments are diversified to limit the financial effect of the failure of any individual investment. The physical asset allocation strategy for three of the four UK plans is 42.5% in return-seeking assets and 57.5% in liability-matching assets. During 2019, a buy-in
insurance contract was purchased to cover substantially all of the obligations of the other UK plan. At 31 December 2021, the value of the insurance contract was £570 million (2020 – £620 million). The asset allocation of the US plans is currently set at 25% return-seeking assets and 75% liability-matching assets.
The pension plans are exposed to risk that arises because the estimated market value of the plans’ assets might decline, the investment returns might reduce, or the estimated value of the plans’ liabilities might increase.
In line with the agreed mix of return-seeking assets to generate future returns and liability-matching assets to better match future pension obligations, the Group has defined an overall long-term investment strategy for the plans, with investments across a broad range of assets. The main market risks within the asset and hedging portfolio are against credit risk, interest rates, long-term inflation, equities, property, currency and bank counterparty risk.
The plan liabilities are a series of future cash flows with relatively long duration. On an IAS 19 basis, these cash flows are sensitive to changes in the expected long-term inflation rate and the discount rate (AA corporate bond yield curve) where an increase in long-term inflation corresponds with an increase in the liabilities, and an increase in the discount rate corresponds with a decrease in the liabilities.
The interest rate risk and credit rate risk in the US are partially hedged. The targets are based on an accounting measure of the plan liabilities.
For the UK plans, there is an interest rate and inflation hedging strategy in place. The targets are based on an economic measure of the plan liabilities. Furthermore, the plans also currently hedge a portion of their equity exposure with a staggered maturity profile.
In the UK, the defined benefit pension schemes operated for the benefit of former Glaxo Wellcome employees and former SmithKline Beecham employees remain separate. These schemes were closed to new entrants in 2001 and subsequent UK employees are entitled to join a defined contribution scheme. In addition, the Group operates a number of post-retirement healthcare schemes, the principal one of which is in the US.
Following a period of consultation with impacted employees, it was announced on 17 December 2020 that the UK defined benefit plans would be closed to future accrual effective from 31 March 2022. As a result, post closure the accrued benefits of active participants will be revalued in line with inflation (RPI for the legacy Glaxo Wellcome plans and CPI for the legacy SmithKline Beecham plans subject to the relevant caps for each arrangement) rather than capped pay increases. In addition, all defined benefit plan participants who are still active at 1 April 2022 will receive a defined pension contribution of £10,000 each. The effect of closure and the defined contribution enhancement together resulted in a one-off
cost of £74 million in 2020.
It was announced on 9 September 2020 that the US cash balance pension plans would be closed to future accrual from 1 January 2021. This change resulted in a credit of £56 million. On 1 June 2020 and 9 September 2020, two amendments were made to the retiree healthcare plans in the US resulting in a credit of £55 million.
The Group has applied the following financial assumptions in assessing the defined benefit liabilities:

			UK			US		Rest of World

	2021 % pa	2020 % pa	2019 % pa	2021 % pa	2020 % pa	2019 % pa	2021 % pa	2020 % pa	2019 % pa

Rate of increase of future earnings	2.00	2.00	2.00	n/a	n/a	4.00	2.90	2.60	2.70

Discount rate	2.00	1.40	2.00	2.70	2.30	3.20	1.10	0.60	1.10

Expected pension increases	3.20	2.80	3.00	n/a	n/a	n/a	2.30	2.10	2.10

Cash balance credit/conversion rate	n/a	n/a	n/a	2.00	1.90	2.60	0.20	0.10	0.10

Inflation rate	3.20	2.80	3.00	2.25	2.00	2.25	1.90	1.30	1.40
Sensitivity analysis detailing the effect of changes in assumptions is provided on page 213. The analysis provided reflects the assumption changes which have the most material impact on the results of the Group.

GSK Annual Report 2021

Notes to the financial statements
continued
30. Pensions and other post-employment benefits
continued

The amounts recorded in the income statement and statement of comprehensive income for the three years ended 31 December 2021 in relation to the defined benefit pension and post-retirement healthcare schemes were as follows:

					Post-retirement
				Pensions	benefits
2021	UK £m	US £m	Rest of World £m	Group £m	Group £m
Amounts charged to operating profit

Current service cost	56	9	151	216	29

Past service cost	28	2	(25)	5	12

Net interest cost	3	19	6	28	26

Gains from settlements	–	–	(10)	(10)	–

Expenses	15	12	–	27	–

	102	42	122	266	67

Remeasurement gains/(losses) recorded in the statement of comprehensive income	572	97	194	863	78

					Post-retirement
				Pensions	benefits
2020	UK £m	US £m	Rest of World £m	Group £m	Group £m

Amounts charged to operating profit

Current service cost	61	83	147	291	36

Past service cost/(credit)	98	(56)	1	43	(55)

Net interest (income)/cost	3	23	10	36	39

Gains from settlements	–	–	(18)	(18)	(7)

Expenses	9	12	–	21	–

	171	62	140	373	13

Remeasurement gains/(losses) recorded in the statement of comprehensive income	51	(96)	(60)	(105)	(82)

					Post-retirement
				Pensions	benefits
2019	UK £m	US £m	Rest of World £m	Group £m	Group £m

Amounts charged to operating profit

Current service cost	62	74	130	266	22

Past service cost/(credit)	49	(3)	(15)	31	–

Net interest (income)/cost	(19)	29	16	26	52

Gains from settlements	–	–	(9)	(9)	–

Expenses	7	20	–	27	–

	99	120	122	341	74

Remeasurement losses recorded in the statement of comprehensive income	(894)	(1)	(78)	(973)	(77)
The amounts included within past service costs in the UK included £27 million (2020 – £24 million; 2019 – £58 million) of augmentation costs which arose from Major restructuring programmes, together with a charge of £nil (2020 –£74 million) in relation to the impact of the closure of the defined benefit schemes to future accrual.
In 2020, the past service credit of £56 million in the US reflected the closure of the cash balance pension plans from 1 January 2021. Amendments to the retiree healthcare plan in the US in 2020 resulted in a credit of £55 million to past service costs in post-retirement benefits in 2020.

GSK Annual Report 2021

Notes to the financial statements
continued
30. Pensions and other post-employment benefits
continued

A summarised balance sheet presentation of the Group defined benefit pension schemes and other post-retirement benefits is set out in the table below:

	2021 £m	2020 £m	2019 £m
Recognised in Other non-current assets:

Pension schemes in surplus	741	183	127
Recognised in Assets held for sale:

Post-retirement benefits	–	–	(9)
Recognised in Pensions and other post-employment benefits:

Pension schemes in deficit	(1,870)	(2,287)	(2,048)

Post-retirement benefits	(1,243)	(1,363)	(1,409)

	(3,113)	(3,650)	(3,457)
In the event of a plan
wind-up,
GSK believes the UK pension scheme rules provide the company with the right to a refund of surplus assets following the full settlement of plan liabilities. As a result, the net surplus in the UK defined benefit pension schemes is recognised in full.
The fair values of the assets and liabilities of the UK and US defined benefit pension schemes, together with aggregated data for other defined benefit pension schemes in the Group are as follows:

At 31 December 2021		UK £m	US £m	Rest of World £m	Group £m

Equities:	– listed	3,954	522	731	5,207

	– unlisted	–	–	4	4

Multi-asset funds		1,415	–	–	1,415

Property:	– listed	–	–	68	68

	– unlisted	502	154	1	657

Corporate bonds:	– listed	1,503	975	140	2,618

	– unlisted	–	–	15	15

Government bonds:	– listed	5,054	724	984	6,762

Insurance contracts		1,334	–	917	2,251

Other (liabilities)/assets		(130)	149	72	91

Fair value of assets		13,632	2,524	2,932	19,088

Asset ceiling restrictions		–	–	(26)	(26)

Present value of scheme obligations		(13,299)	(3,248)	(3,644)	(20,191)

Net surplus/(obligation)		333	(724)	(738)	(1,129)

Included in Other non-current assets		606	–	135	741

Included in Pensions and other post-employment benefits		(273)	(724)	(873)	(1,870)

		333	(724)	(738)	(1,129)

Actual return on plan assets		541	97	48	686
The multi-asset funds comprise investments in pooled investment vehicles that are invested across a range of asset classes, increasing diversification within the growth portfolio. The value of funds in this asset class with a quoted market price is £350 million (2020 – £847 million).
The ‘Other (liabilities)/assets’ category comprises cash and mark to market values of derivative positions.
Index-linked gilts held as part of a UK repo programme are included in government bonds. The related loan of £513 million at 31 December 2021 (2020 – £650 million; 2019 – £243 million) is deducted within ‘Other assets’.

GSK Annual Report 2021

Notes to the financial statements
continued
30. Pensions and other post-employment benefits
continued

At 31 December 2020		UK £m	US £m	Rest of World £m	Group £m

Equities:	– listed	2,686	539	686	3,911

	– unlisted	–	–	5	5

Multi-asset funds		2,075	–	–	2,075

Property:	– listed	–	–	57	57

	– unlisted	447	136	2	585

Corporate bonds:	– listed	1,113	1,066	154	2,333

	– unlisted	–	–	20	20

Government bonds:	– listed	6,055	758	999	7,812

Insurance contracts		1,409	–	988	2,397

Other (liabilities)/assets		(203)	136	78	11
Fair value of assets		13,582	2,635	2,989	19,206

Present value of scheme obligations		(13,858)	(3,445)	(4,007)	(21,310)

Net surplus/(obligation)		(276)	(810)	(1,018)	(2,104)

Included in Other non-current assets		77	–	106	183

Included in Pensions and other post-employment benefits		(353)	(810)	(1,124)	(2,287)

		(276)	(810)	(1,018)	(2,104)

Actual return on plan assets		1,092	159	177	1,428

At 31 December 2019		UK £m	US £m	Rest of World £m	Group £m
Equities:	– listed	2,904	671	638	4,213

	– unlisted	–	–	8	8
Multi-asset funds		2,700	–	–	2,700

Property:	– listed	–	–	55	55

	– unlisted	460	145	2	607

Corporate bonds:	– listed	297	855	141	1,293

	– unlisted	326	–	23	349

Government bonds:	– listed	4,923	803	889	6,615

Insurance contracts		1,406	–	832	2,238

Other (liabilities)/assets		(35)	315	74	354
Fair value of assets		12,981	2,789	2,662	18,432

Present value of scheme obligations		(13,293)	(3,506)	(3,554)	(20,353)

Net surplus/(obligation)		(312)	(717)	(892)	(1,921)

Included in Other non-current assets		70	–	57	127

Included in Pensions and other post-employment benefits		(382)	(717)	(949)	(2,048)
		(312)	(717)	(892)	(1,921)

Actual return on plan assets		787	356	345	1,488

GSK Annual Report 2021

Notes to the financial statements
continued
30. Pensions and other post-employment benefits
continued

				Pensions	Post-retirement benefits

Movements in fair values of assets	UK £m	US £m	Rest of World £m	Group £m	Group £m

Assets at 1 January 2019	12,581	2,808	2,390	17,779	–

Exchange adjustments	–	(110)	(120)	(230)	–

Additions through business combinations	–	–	14	14	–

Interest income	360	111	37	508	–

Expenses	(7)	(20)	–	(27)	–

Settlements and curtailments	–	–	1	1	–

Remeasurement	427	245	312	984	–

Employer contributions	187	40	116	343	110

Scheme participants’ contributions	3	–	17	20	17

Benefits paid	(570)	(285)	(105)	(960)	(127)

Assets at 31 December 2019	12,981	2,789	2,662	18,432	–

Exchange adjustments	–	(86)	138	52	–

Interest income	256	87	29	372	–

Expenses	(9)	(12)	–	(21)	–

Settlements and curtailments	–	–	(20)	(20)	–

Remeasurement	836	72	148	1,056	–

Employer contributions	156	33	124	313	105

Scheme participants’ contributions	3	–	18	21	18

Benefits paid	(641)	(248)	(110)	(999)	(123)

Assets at 31 December 2020	13,582	2,635	2,989	19,206	–

Exchange adjustments	–	31	(184)	(153)	–

Interest income	187	57	18	262	–

Expenses	(15)	(12)	–	(27)	–

Settlements and curtailments	–	–	(7)	(7)	–

Remeasurement	354	40	30	424	–

Employer contributions	139	40	133	312	105

Scheme participants’ contributions	3	–	24	27	15

Benefits paid	(618)	(267)	(97)	(982)	(120)

Assets at 31 December 2021	13,632	2,524	2,906	19,062	–
During 2021, the Group made
additional
funding contributions to the UK pension schemes of £44 million (2020 – £76 million; 2019 – £78 million) but £nil (2020 – £nil; 2019 – £nil) to the US schemes. In 2018, GSK reached a revised agreement with the trustees of the UK pension schemes to make additional contributions to eliminate the pension deficits identified within the schemes at the 31 December 2017 actuarial funding valuation. Based on these funding agreements, the additional contributions to eliminate the pension deficit are expected to be £44 million in
2022 and these are included within Note 35, ‘Commitments’ on page 216. This funding commitment supersedes the previous agreement made in 2016. The contributions were based on a government bond yield curve approach to selecting the discount rate; the rate chosen included an allowance for expected investment returns which reflected the asset mix of the schemes.
Employer contributions for 2022, including special funding contributions, are estimated to be approximately £380 million in respect of defined benefit pension schemes and £90 million in respect of post-retirement benefits.

GSK Annual Report 2021

Notes to the financial statements
continued
30. Pensions and other post-employment benefits
continued

				Pensions	Post-retirement benefits

Movements in defined benefit obligations	UK £m	US £m	Rest of World £m	Group £m	Group £m

Obligations at 1 January 2019	(12,087)	(3,474)	(3,213)	(18,774)	(1,379)

Exchange adjustments	–	140	177	317	50

Additions through business combinations	–	–	(56)	(56)	(48)

Service cost	(62)	(74)	(130)	(266)	(22)

Past service cost	(49)	3	15	(31)	–

Interest cost	(341)	(140)	(53)	(534)	(52)

Settlements and curtailments	–	–	8	8	–

Remeasurement	(1,321)	(246)	(390)	(1,957)	(77)

Scheme participants’ contributions	(3)	–	(17)	(20)	(17)

Benefits paid	570	285	105	960	127

Obligations at 31 December 2019	(13,293)	(3,506)	(3,554)	(20,353)	(1,418)

Exchange adjustments	–	118	(188)	(70)	36

Disposals	–	–	–	–	9

Service cost	(61)	(83)	(147)	(291)	(36)

Past service cost	(98)	56	(1)	(43)	55

Interest cost	(259)	(110)	(39)	(408)	(39)

Settlements and curtailments	–	–	38	38	7

Remeasurement	(785)	(168)	(208)	(1,161)	(82)

Scheme participants’ contributions	(3)	–	(18)	(21)	(18)

Benefits paid	641	248	110	999	123

Obligations at 31 December 2020	(13,858)	(3,445)	(4,007)	(21,310)	(1,363)

Exchange adjustments	–	(40)	258	218	4

Service cost	(56)	(9)	(151)	(216)	(29)

Past service cost	(28)	(2)	25	(5)	(12)

Interest cost	(190)	(76)	(23)	(289)	(26)

Settlements and curtailments	–	–	17	17	–

Remeasurement	218	57	164	439	78

Scheme participants’ contributions	(3)	–	(24)	(27)	(15)

Benefits paid	618	267	97	982	120

Obligations at 31 December 2021	(13,299)	(3,248)	(3,644)	(20,191)	(1,243)

The defined benefit pension obligation is analysed as follows :

			2021 £m	2020 £m	2019 £m

Funded			(19,419)	(20,504)	(19,547)

Unfunded			(772)	(806)	(806)

			(20,191)	(21,310)	(20,353)
The liability for the US post-retirement healthcare scheme has been assessed using the same assumptions as for the US pension scheme, together with the assumption for future medical inflation of 6.25% (2020 – 6.0%) in 2021, grading down to 5% in 2027 and thereafter. At 31 December 2021, the US post-retirement healthcare scheme obligation was £1,059 million (2020 – £1,124 million; 2019 – £1,198 million). Post-retirement benefits are unfunded.

GSK Annual Report 2021

Notes to the financial statements
continued
30. Pensions and other post-employment benefits
continued

The movement in the net defined benefit liability is as follows:

	2021 £m	2020 £m	2019 £m

At 1 January	(2,104)	(1,921)	(995)

Exchange adjustments	65	(18)	87

Additions through business combinations	–	–	(42)

Service cost	(216)	(291)	(266)

Past service cost	(5)	(43)	(31)

Interest cost	(27)	(36)	(26)

Settlements and curtailments	10	18	9

Remeasurements:

Return on plan assets, excluding amounts included in interest	424	1,056	984

(Loss)/gain from change in demographic assumptions	(62)	69	78

Gain/(loss) from change in financial assumptions	716	(1,340)	(2,022)

Experience (loss)/gain	(215)	110	(13)

Employer contributions	312	313	343

Expenses	(27)	(21)	(27)

At 31 December	(1,129)	(2,104)	(1,921)

The remeasurements included within post-retirement benefits are detailed below :

	2021 £m	2020 £m	2019 £m

Gain from change in demographic assumptions	19	7	–

Gain/(loss) from change in financial assumptions	35	(93)	(80)

Experience gains	24	4	3

	78	(82)	(77)

The defined benefit pension obligation analysed by membership category is as follows:

	2021 £m	2020 £m	2019 £m

Active	4,196	4,660	4,572

Retired	11,115	11,257	10,485

Deferred	4,880	5,393	5,296

	20,191	21,310	20,353

The post-retirement benefit obligation analysed by membership category is as follows:

	2021 £m	2020 £m	2019 £m

Active	494	551	549

Retired	748	808	869

Deferred	1	4	–

	1,243	1,363	1,418

The weighted average duration of the defined benefit obligation is as follows:
	2021 years	2020 years	2019 years

Pension benefits	15	16	15

Post-retirement benefits	12	12	12

GSK Annual Report 2021

Notes to the financial statements
continued
30. Pensions and other post-employment benefits
continued

Sensitivity analysis
The effect of changes in assumptions used on the benefit obligations and on the 2022 annual defined benefit pension and post-retirement costs are detailed below. This information has been determined by taking into account the duration of the liabilities and the overall profile of the plan memberships.

	0.25% increase £m	0.25% decrease £m

Discount rate

(Decrease)/increase in annual pension cost	(19)	17

Increase/(decrease) in annual post-retirement benefits cost	1	(1)

(Decrease)/increase in pension obligation	(729)	772

(Decrease)/increase in post-retirement benefits obligation	(34)	35

	0.5% increase £m	0.5% decrease £m

(Decrease)/increase in annual pension cost	(41)	33

Increase/(decrease) in annual post-retirement benefits cost	2	(2)

(Decrease)/increase in pension obligation	(1,413)	1,586

(Decrease)/increase in post-retirement benefits obligation	(67)	73

	0.25% increase £m	0.25% decrease £m

Inflation rate

Increase/(decrease) in annual pension cost	15	(14)

Increase/(decrease) in pension obligation	547	(529)

	1 year increase £m
Life expectancy
Increase in annual pension cost	16
Increase in annual post-retirement benefits cost	1
Increase in pension obligation	724
Increase in post-retirement benefits obligation	36
	1% increase £m
Rate of future healthcare inflation
Increase in annual post-retirement benefits cost	1
Increase in post-retirement benefits obligation	39

GSK Annual Report 2021

Notes to the financial statements
continued

31. Other provisions

	Legal and other disputes £m	Major restructuring programmes £m	Employee related provisions £m	Other provisions £m	Total £m

At 1 January 2021	320	860	326	253	1,759

Exchange adjustments	2	(18)	(8)	(4)	(28)

Charge for the year	117	383	81	119	700

Reversed unused	(75)	(151)	(11)	(36)	(273)

Unwinding of discount	–	2	–	–	2

Utilised	(168)	(389)	(65)	(28)	(650)

Reclassifications and other movements	–	(8)	(1)	(3)	(12)

Transfer to Pension obligations	–	(27)	–	–	(27)

At 31 December 2021	196	652	322	301	1,471

To be settled within one year	160	545	66	70	841

To be settled after one year	36	107	256	231	630

At 31 December 2021	196	652	322	301	1,471

Legal and other disputes
The Group is involved in a substantial number of legal and other disputes, including notification of possible claims, as set out in Note 46, ‘Legal proceedings’. Provisions for legal and other disputes include amounts relating to product liability, anti-trust, government investigations, contract terminations and self insurance.
The net charge for the year of £42 million (including reversals and estimated insurance recoveries) primarily related to provisions for product liability cases, commercial disputes and various other government investigations.
The discount on the provision is £nil in 2021 (2020 – increased by £1 million). The discount was calculated using risk-adjusted projected cash flows and risk-free rates of return.
In respect of product liability claims related to certain products, provision is made when there is sufficient history of claims made and settlements to enable management to make a reliable estimate of the provision required to cover unasserted claims. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.
It is in the nature of the Group’s business that a number of these matters may be the subject of negotiation and litigation over many years. Litigation proceedings, including the various appeal procedures, often take many years to reach resolution, and out-of-court
settlement discussions can also often be protracted. Indemnified disputes will result in a provision charge and a corresponding receivable.
The Group is in potential settlement discussions in a number of the disputes for which amounts have been provided and, based on its current assessment of the progress of these disputes, estimates that £160 million of the amount provided at 31 December 2021 will be settled within one year. At 31 December 2021, it was expected that £4 million (2020 – £13 million) of the provision made for legal and other disputes will be reimbursed by third parties. For a discussion of legal issues, see Note 46, ‘Legal proceedings’.
Major restructuring programmes
During 2021, the Group had four major restructuring programmes in progress: the Combined restructuring and integration programme and the 2018 Major restructuring programme, both of which are now substantially complete, the Consumer Healthcare Joint Venture integration programme and the Separation Preparation programme. The programmes are focused primarily on simplifying supply chain processes, rationalising the Group’s manufacturing network, restructuring the Pharmaceuticals commercial operations, integrating the Pfizer consumer healthcare business and preparing for the separation of GSK into two new companies.
Restructuring provisions primarily include severance costs when management has made a formal decision to eliminate certain positions and this has been communicated to the groups of employees affected and appropriate consultation procedures completed, where appropriate. No provision is made for staff severance payments that are paid immediately.
The discount on the provisions increased by £2 million in 2021 (2020 – increased by £2 million).
Pension augmentation includes £27 million relating to the defined benefit plan arising from staff redundancies, as shown in Note 30, ‘Pensions and other post-employment benefits’.
Employee related provisions
Employee related provisions include obligations for certain medical benefits to disabled employees and their spouses in the US. At 31 December 2021, the provision for these benefits amounted to £69 million (2020 – £77 million). Other employee benefits reflect a variety of provisions for severance costs, jubilee awards and other long-service benefits.
Given the nature of these provisions, the amounts are likely to be settled over many years.
Other provisions
Included in other provisions are provisions for onerous contracts, insurance provisions and a number of other provisions including vehicle insurance and regulatory matters.

GSK Annual Report 2021

Notes to the financial statements
continued

32. Contingent consideration liabilities
The consideration for certain acquisitions includes amounts contingent on future events such as development milestones or sales performance. The Group has provided for the fair value of this contingent consideration as follows:

	Shionogi- ViiV Healthcare £m	Novartis Vaccines £m	Other £m	Total £m

At 1 January 2019	5,937	296	53	6,286

Remeasurement through income statement	31	67	(15)	83

Cash payments: operating cash flows	(767)	(13)	–	(780)

Cash payments: investing activities	(98)	(11)	(4)	(113)

Other movements	–	–	3	3
At 31 December 2019	5,103	339	37	5,479

Remeasurement through income statement	1,114	161	–	1,275

Cash payments: operating cash flows	(751)	(14)	–	(765)

Cash payments: investing activities	(107)	(9)	(4)	(120)
At 31 December 2020	5,359	477	33	5,869

Remeasurement through income statement	1,026	32	5	1,063

Cash payments: operating cash flows	(721)	(21)	–	(742)

Cash payments: investing activities	(105)	(9)	–	(114)
At 31 December 2021	5,559	479	38	6,076
Of the contingent consideration payable at 31 December 2021, £958 million (2020 – £765 million) is expected to be paid within one year.
The consideration payable for the acquisition of the Shionogi-ViiV Healthcare joint venture and the Novartis Vaccines business is expected to be paid over a number of years. As a result, the total estimated liabilities are discounted to their present values, shown above. The Shionogi-ViiV Healthcare contingent consideration liability is discounted at 8% (2020 – 8.5%) and the Novartis Vaccines contingent consideration liability is discounted at 7.5% (2020 – 8%) for commercialised products and at 8.5% (2020 – 9%) for pipeline assets.
The Shionogi-ViiV Healthcare and Novartis Vaccines contingent consideration liabilities are calculated principally based on the forecast sales performance of specified products over the lives of those products.
The table below shows on an indicative basis
the income statement and balance sheet sensitivity to reasonably possible changes in key inputs to the valuations of the contingent consideration liabilities.

		2021		2020

Increase/(decrease) in financial liability and loss/(gain) in Income statement	Shionogi- ViiV Healthcare £m	Novartis Vaccines £m	Shionogi- ViiV Healthcare £m	Novartis Vaccines £m

10% increase in sales forecasts*	506	61	515	80

10% decrease in sales forecasts*	(506)	(57)	(516)	(78)

1% increase in discount rate	(198)	(38)	(207)	(39)

1% decrease in discount rate	213	45	223	45

10 cent appreciation of US Dollar	343	1	305	4

10 cent depreciation of US Dollar	(299)	(4)	(262)	(2)

10 cent appreciation of Euro	102	28	125	30

10 cent depreciation of Euro	(85)	(27)	(105)	(24)

*	The sales forecast is for ViiV Healthcare sales only in respect of the Shionogi-ViiV Healthcare contingent consideration.
An explanation of the accounting for ViiV Healthcare is set out on page 57.

GSK Annual Report 2021

Notes to the financial statements
continued

33. Other
non-current
liabilities

	2021 £m	2020 £m
Accruals	13	41

Deferred income	85	21

Other payables	823	741

	921	803
Other payables includes a number of employee-related liabilities including employee savings plans.

34. Contingent liabilities
At 31 December 2021, contingent liabilities where GSK has a present obligation as a result of a past event, comprising guarantees and other items arising in the normal course of business, amounted to £126 million (2020 – £138 million). These contingent liabilities arise where the Group has a present obligation arising from a past event. At 31 December 2021, £0.2 million (2020 – £0.4 million) of financial assets were pledged as collateral for contingent liabilities. Provision is made for the outcome of tax, legal and other disputes where it is both probable that the Group will suffer an outflow of funds and it is possible to make a reliable estimate of that outflow. At 31 December 2021, other than for those disputes where provision has been made, if it is not possible to meaningfully assess whether the outcomes will result in a probable outflow, or to quantify or reliably estimate the liability, if any, no provision is recorded. Descriptions of the significant legal and other disputes to which the Group is a party are set out in Note 46, ‘Legal proceedings’.

35. Commitments

Contractual obligations and commitments	2021 £m	2020 £m

Contracted for but not provided in the financial statements:

Intangible assets	12,082	12,307

Property, plant and equipment	616	528

Investments	146	153

Purchase commitments	484	746

Pensions	44	88

Interest on loans	7,603	8,309

Future finance charges on leases	153	180

	21,128	22,311
The commitments related to intangible assets include milestone payments, which are dependent on successful clinical development or on meeting specified sales targets, and which represent the maximum that would be paid if all milestones, however unlikely, are achieved. The amounts are not risk-adjusted or discounted. The net decrease in intangible asset commitments in 2021 is mainly attributable to the termination of a number of agreements including the termination of the agreement for bintrafusp alfa with Merck KGaA, Darmstadt, Germany offset by an increase in a number of new R&D collaborations including with Alector, iTeos Therapeutics and Lifemine Therapeutics.
In 2018, GSK reached an agreement with the trustees of the UK pension schemes to make additional contributions to eliminate the pension deficit identified at the 31 December 2017 actuarial funding valuation. A payment of £44 million is due in 2022. The table above includes this commitment, but excludes the normal ongoing annual funding requirement in the UK of approximately £110 million.

The Group also has other commitments which principally relate to revenue payments to be made under licences and other alliances.
Commitments in respect of future interest payable on loans are disclosed before taking into account the effect of interest rate swaps.

GSK Annual Report 2021

Notes to the financial statements
continued

36. Share capital and share premium accoun
t

	Ordinary Shares of 25p each		Share premium

	Number	£m	£m
Share capital issued and fully paid

At 1 January 2019	5,379,067,624	1,345	3,091

Issued under employee share schemes	4,034,607	1	50

Ordinary shares acquired by ESOP Trusts	–	–	33
At 31 December 2019	5,383,102,231	1,346	3,174

Issued under employee share schemes	2,087,386	–	29

Ordinary shares acquired by ESOP Trusts	–	–	78
At 31 December 2020	5,385,189,617	1,346	3,281

Issued under employee share schemes	1,825,442	1	20

Ordinary shares acquired by ESOP Trusts	–	–	–
At 31 December 2021	5,387,015,059	1,347	3,301

	31 December 2021 000	31 December 2020 000
Number of shares issuable under employee share schemes	75,210	48,205
Number of unissued shares not under option	4,537,775	4,566,605
At 31 December 2021, of the issued share capital, 23,205,289 shares were held in the ESOP Trusts, 355,205,950 shares were held as Treasury shares and 5,008,603,820 shares were in free issue. All issued shares are fully paid. The nominal, carrying and market values of the shares held in the ESOP Trusts are disclosed in Note 44, ‘Employee share schemes’.

37. Movements in equity
Retained earnings and other reserves amounted to £10,407 million at 31 December 2021 (2020 – £9,960 million; 2019 – £6,885 million) of which £476 million (2020 – £440 million; 2019 – £394 million) related to associates and joint ventures.
The cumulative translation exchange in equity is as follows:

	Net translation exchange included in:
	Retained earnings £m	Fair value reserve £m	Non- controlling interests £m	Total translation exchange £m
At 1 January 2019	381	1	(52)	330

Exchange movements on overseas net assets and net investment hedges	(830)	(2)	(75)	(907)

Reclassification of exchange movements on liquidation or disposal of overseas subsidiaries	(75)	–	–	(75)
At 31 December 2019	(524)	(1)	(127)	(652)

Exchange movements on overseas net assets and net investment hedges	(51)	(8)	(34)	(93)

Reclassification of exchange movements on liquidation or disposal of overseas subsidiaries	36	–	–	36
At 31 December 2020	(539)	(9)	(161)	(709)

Exchange movements on overseas net assets and net investment hedges	(239)	–	(20)	(259)

Reclassification of exchange movements on liquidation or disposal of overseas subsidiaries and associates	(25)	–	–	(25)
At 31 December 2021	(803)	(9)	(181)	(993)

GSK Annual Report 2021

Notes to the financial statements
continued
37. Movements in equity
continued

The analysis of other comprehensive income by equity category is as follows:

2021	Retained earnings £m	Other reserves £m	Non- controlling interests £m	Total £m

Items that may be subsequently reclassified to income statement:

Exchange movements on overseas net assets and net investment hedges	(239)	–	–	(239)

Reclassification of exchange movements on liquidation or disposal of overseas subsidiaries and associates	(25)	–	–	(25)

Fair value movements on cash flow hedges	–	5	–	5

Reclassification of cash flow hedges to income and expense	–	12	–	12

Tax on fair value movements on cash flow hedges	–	(8)	–	(8)

Items that will not be reclassified to income statement:

Exchange movements on overseas net assets of non-controlling interests	–	–	(20)	(20)

Fair value movements on equity investments	–	(911)	–	(911)

Tax on fair value movements on equity investments	–	131	–	131

Remeasurement losses on defined benefit plans	941	–	–	941

Tax on remeasurement losses in defined benefit plans	(223)	–	–	(223)

Other comprehensive (expense)/income for the year	454	(771)	(20)	(337)

2020	Retained earnings £m	Other reserves £m	Non- controlling interests £m	Total £m

Items that may be subsequently reclassified to income statement:

Exchange movements on overseas net assets and net investment hedges	(51)	(8)	–	(59)

Reclassification of exchange movements on liquidation or disposal of overseas subsidiaries	36	–	–	36

Fair value movements on cash flow hedges	–	(19)	–	(19)

Reclassification of cash flow hedges to income and expense	–	54	–	54

Tax on fair value movements on cash flow hedges	–	(18)	–	(18)

Items that will not be reclassified to income statement:

Exchange movements on overseas net assets of non-controlling interests	–	–	(34)	(34)

Fair value movements on equity investments	–	1,348	–	1,348

Tax on fair value movements on equity investments	–	(220)	–	(220)

Remeasurement losses on defined benefit plans	(187)	–	–	(187)

Tax on remeasurement losses in defined benefit plans	69	–	–	69

Other comprehensive (expense)/income for the year	(133)	1,137	(34)	970

2019	Retained earnings £m	Other reserves £m	Non- controlling interests £m	Total £m

Items that may be subsequently reclassified to income statement:

Exchange movements on overseas net assets and net investment hedges	(830)	(2)	–	(832)

Reclassification of exchange movements on liquidation or disposal of overseas subsidiaries	(75)	–	–	(75)

Fair value movements on cash flow hedges	–	(20)	–	(20)

Reclassification of cash flow hedges to income and expense	–	3	–	3

Tax on fair value movements on cash flow hedges	–	16	–	16

Items that will not be reclassified to income statement:

Exchange movements on overseas net assets of non-controlling interests	–	–	(75)	(75)

Fair value movements on equity investments	–	372	–	372

Tax on fair value movements on equity investments	–	(95)	–	(95)

Remeasurement gains on defined benefit plans	(1,050)	–	–	(1,050)

Tax on remeasurement gains in defined benefit plans	189	–	–	189
Other comprehensive (expense)/income for the year	(1,766)	274	(75)	(1,567)
Information on net investment hedges is provided in part (d) of Note 43 ‘Financial instruments and related disclosures’.

GSK Annual Report 2021

Notes to the financial statements
continued
37. Movements in equity
continued

The analysis of other reserves is as follows:

	ESOP Trust shares £m	Fair value reserve £m	Cash flow hedge reserve £m	Other reserves £m	Total £m

At 1 January 2019	(161)	140	(47)	2,129	2,061

Exchange adjustments	10	–	–	–	10

Transferred to Retained earnings in the year on disposal of equity investments	–	5	–	–	5

Net fair value movement in the year	–	264	(1)	–	263

Ordinary shares acquired by ESOP Trusts	(328)	–	–	–	(328)

Write-down of shares held by ESOP Trusts	344	–	–	–	344

At 31 December 2019	(135)	409	(48)	2,129	2,355

Exchange adjustments	20	–	–	–	20

Transferred to Retained earnings in the year on disposal of equity investments	–	(207)	–	–	(207)

Net fair value movement in the year	–	1,100	17	–	1,117

Ordinary shares acquired by ESOP Trusts	(609)	–	–	–	(609)

Write-down of shares held by ESOP Trusts	529	–	–	–	529

At 31 December 2020	(195)	1,302	(31)	2,129	3,205

Exchange adjustments	(1)	–	–	–	(1)

Transferred to Retained earnings in the year on disposal of equity investments	–	(139)	–	–	(139)

Net fair value movement in the year	–	(780)	10	–	(770)

Transferred to income an d expense in the year on impairments of equity investments	168	–	–	–	168

At 31 December 2021	(28)	383	(21)	2,129	2,463
Other reserves include various
non-distributable
merger and
pre-merger
reserves amounting to £1,849 million at 31 December 2021 (2020 – £1,849 million; 2019 – £1,849 million). Other reserves also include the capital redemption reserve created as a result of the share buy-back
programme amounting to £280 million at 31 December 2021 (2020 – £280 million; 2019 – £280 million).

38.
Non-controlling
interests
Total
non-controlling
interests includes the following individually material
non-controlling
interests. Other
non-controlling
interests are individually not material.
ViiV Healthcare
GSK holds 78.3% of the ViiV Healthcare
sub-group,
giving rise to a material
non-controlling
interest. Summarised financial information in respect of the ViiV Healthcare sub-group
is as follows:

	2021 £m	2020 £m	2019 £m

Turnover	4,637	4,848	4,816

Profit after taxation	1,087	762	2,574

Other comprehensive income/(expense)	(17)	33	(29)

Total comprehensive income	1,070	795	2,545

	2021 £m	2020 £m

Non-current assets	2,796	2,564

Current assets	2,711	2,405
Total assets	5,507	4,969

Current liabilities	(3,121)	(2,748)

Non-current liabilities	(8,472)	(8,343)

Total liabilities	(11,593)	(11,091)

Net liabilities	(6,086)	(6,122)

	2021 £m	2020 £m	2019 £m

Net cash inflow from operating activities	2,128	2,249	2,375

Net cash outflow from investing activities	(287)	(294)	(202)

Net cash outflow from financing activities	(1,608)	(2,483)	(1,947)

(Decrease)/increase in cash and bank overdrafts in the year	233	(528)	226

GSK Annual Report 2021

Notes to the financial statements
continued
38. Non-controlling interests
continued

The above financial information relates to the ViiV Healthcare group on a stand-alone basis, before the impact of Group-related adjustments, primarily related to the recognition of preferential dividends. The profit after taxation of £1,087 million (2020 – £762 million; 2019 – £2,574 million) is stated after charging preferential dividends payable to GSK, Shionogi and Pfizer and after a charge of £1,218 million (2020 – £1,112 million; 2019 – £37 million) for remeasurement of contingent consideration payable. This consideration is expected to be paid over a number of years.
The following amounts attributable to the ViiV Healthcare group are included in GSK’s Financial statements:

	2021 £m	2020 £m	2019 £m

Share of profit for the year attributable to non-controlling interest	196	223	482

Dividends paid to non-controlling interest	224	419	310

Non-controlling interest in the Consolidated balance sheet	(570)	(539)	(344)
Consumer Healthcare Joint Venture
GSK holds 68% of the Consumer Healthcare
sub-group,
giving rise to a material
non-controlling
interest. Summarised financial information in respect of the Consumer Healthcare sub-group
is as follows:

	2021 £m	2020 £m	2019 £m

Turnover	9,545	9,837	4,240

Profit after taxation	1,439	1,219	150

Other comprehensive expenses	(10)	(266)	(721)

Total comprehensive income/(expenses)	1,429	953	(571)

	2021 £m	2020 £m
Non-current assets	29,200	29,134

Current assets	5,251	4,918
Total assets	34,451	34,052

Current liabilities	(4,238)	(4,254)

Non-current liabilities	(3,733)	(3,890)
Total liabilities	(7,971)	(8,144)
Net assets	26,480	25,908

	2021 £m	2020 £m	2019 £m

Net cash inflow from operating activities	1,356	1,419	1,014

Net cash inflow/(outflow) from investing activities	(33)	1,018	(776)

Net cash outflow from financing activities	(1,236)	(2,437)	(78)

Increase in cash and bank overdraft in the year/period	87	–	160
The above financial information relates to the Consumer Healthcare Joint Venture on a stand-alone basis (2019 – for the period from its formation on 31 July 2019 to December 2019), before the impact of Group-related adjustments and the classification of cash pooling accounts with Group companies outside the Consumer Healthcare Joint Venture but after Major restructuring charges.
The following amounts attributable to the Consumer Healthcare Joint Venture are included in GSK’s financial statements:

	2021 £m	2020 £m	2019 £m

Share of profit for the year/period attributable to non-controlling interest	460	374	69

Dividends paid to non-controlling interest	367	735	–

Non-controlling interest in the Consolidated balance sheet	6,609	6,538	6,911

GSK Annual Report 2021

Notes to the financial statements
continued

39. Related party transactions
During the year, the Group disposed of its interest in Innoviva Inc. See
N
ote 21 for details of disposal. The royalties due from GSK to Innoviva in the year until the date of disposal were £113 million (2020 – £261 million).
A loan of £4.6 million (2020 – £3.0 million) to Medicxi Ventures I LP remained due to GSK at 31 December 2021. In 2021, GSK increased the investment in Kurma Biofund II, FCPR by £0.2 million and Medicxi Ventures I LP of £1.0 million. As part of the joint venture agreement with Qura Therapeutics LLC, the Group has an obligation to fund the joint venture up to April 2025, with both GSK and its joint venture partner committing financial support in the amount of $26 million. At December 2021, the outstanding liability due to Qura was $13 million.
Cash distributions were received from our investments in Medicxi Ventures I LP of £5.5 million, in Longwood Founders Fund, LP of £3.0 million and in Apollo Therapeutics LLP o
f £0.1 million.
The aggregate compensation of the Directors and
GLT
is given in Note 9, ‘Employee costs’.

40. Acquisitions and disposals
Details of the acquisition and disposal of significant subsidiaries and associates, joint ventures and other businesses are given below:
2021
Business acquisitions
GSK completed no material business acquisitions in 2021.
Business disposals
GSK made a number of business disposals for net cash consideration received in the year of £10 million. The profit on the disposal of the businesses in the year of £24 million was calculated as follows:

Total £m
Consideration:

Cash consideration including currency forwards, purchase adjustments and deferred consideration	10

Total	10

Net assets sold:

Property, plant and equipment	3

Cash and cash equivalents	1

Other net assets	1

Total	5

Costs:

Deal costs	(16)

Reclassification of exchange from other comprehensive income	35

Gain on disposals in 2021	24
Associates and joint ventures
On 20 May 2021 GSK agreed with Innoviva, Inc (“Innoviva”) to sell all of its approximately 32 million shares of common stock of Innoviva back to Innoviva at a price of $12.25 per share, raising gross proceeds of approximately $392 million. Following settlement of the transaction, GSK will no longer hold any Innoviva stock. See details in Note 21 ‘Investment in associates and joint ventures’.
Cash flows

	Business disposals £m	Associates and joint ventures disposals £m

Cash consideration received	43	277

Net deferred consideration paid	(51)	–

Transaction costs	(8)	–

Cash and cash equivalents (divested)/acquired	(1)	–

Cash (outflow)/inflow	(17)	277

GSK Annual Report 2021

Notes to the financial statements
continued
40. Acquisitions and disposals
continued

2020
Business acquisitions
GSK completed one smaller business acquisition when it acquired 55% of Pfizer Biotech Corporation Taiwan, a part of Pfizer’s consumer healthcare business, which was not previously recognised as part of the Consumer Healthcare Joint Venture, on 28 September 2020 for non cash consideration of £129 million. This represented goodwill of £124 million, cash of £21 million and other assets acquired of £18 million less non-controlling
interest of £14 million and net liabilities of £20 million.

Total £m

Net assets acquired:

Intangible assets	2

Property, plant and equipment	5

Inventory	5

Trade and other receivables	6

Cash and cash equivalents	21

Trade and other payables	(20)
19

Non-controlling interest	(14)

Goodwill	124

129

Non-cash consideration (settlement of a promissory note)	129

Total consideration	129
Business disposals
On 1 April 2020, GSK completed its divestment of Horlicks and other Consumer Healthcare nutrition products in India and a number of other countries (excluding Bangladesh) to Unilever and the merger of GSK’s Indian listed Consumer Healthcare entity with Hindustan Unilever, an Indian listed public company. GSK received a 5.7% equity stake in Hindustan Unilever and £395 million in cash. GSK disposed of its equity stake in Hindustan Unilever during May 2020.
The divestment in Bangladesh closed on 30 June 2020. Total cash consideration received was £177 million.
The cash divested as part of the disposal of the India and Bangladesh Consumer Healthcare entities was £478 million.
The profit on the disposal of the businesses in the year of £2,795 million was calculated as follows:

	Horlicks divestment £m	Other £m	Total £m

Consideration:

Cash consideration receivable including currency forwards and purchase adjustments	492	157	649

Equity investment in Hindustan Unilever Limited	3,124	–	3,124

Total	3,616	157	3,773

Net assets disposed:

Goodwill	142	1	143

Intangible assets	15	103	118

Property, plant and equipment	56	12	68

Inventory	–	6	6

Cash and cash equivalents	478	3	481

Other net (liabilities)/assets	(155)	1	(154)

Total	536	126	662

Costs:

Transaction costs	12	28	40

Derivative	240	–	240

Reclassification of exchange from other comprehensive income	36	–	36

Total	288	28	316

Gain on disposals	2,792	3	2,795

GSK Annual Report 2021

Notes to the financial statements
continued
40. Acquisitions and disposals
continued

The exposure to share price movements embedded in the agreement to merge GSK’s Indian listed Consumer Healthcare entity with Hindustan Unilever Limited as part of the divestment of Horlicks and other nutrition products in India and a number of other countries was recognised as a derivative between signing of the agreement in 2018 and completion of the transaction in 2020. £240 million is recorded as a cost in the table above for the derecognition of the derivative asset. This largely reflects fair value gains recognised in the Income Statement in prior periods.
Associates and joint ventures
During the year, GSK made investments into associates of £4 million and £4 million was paid in cash.
Cash flows

	Business acquisitions £m	Business disposals £m	Associates and joint ventures investments £m

Cash consideration received/(paid)	–	786	(4)

Net deferred consideration	–	(19)	–

Transaction costs	(6)	(27)	–

Cash and cash equivalents acquired/(divested)	21	(481)	–

Cash inflow/(outflow)	15	259	(4)
2019
Business acquisitions
Pfizer consumer healthcare business
The acquisition of Pfizer’s consumer healthcare business completed on 31 July 2019.
GSK and Pfizer have contributed their respective consumer healthcare businesses into a new Consumer Healthcare Joint Venture in a non-cash
transaction, whereby GSK has acquired Pfizer’s consumer healthcare business in return for shares in the Joint Venture. GSK has an equity interest of 68% and majority control of the Joint Venture and Pfizer has an equity interest of 32%. As the Group has control over the Consumer Healthcare Joint Venture it is consolidated within the Group’s financial statements. In a number of territories, legal completion of the acquisition has not occurred because of regulatory constraints. However, the Consumer Healthcare Joint Venture obtained control of the majority of these businesses in these territories from 31 July 2019 and has consolidated the net assets of those businesses from that date, but in all cases is entitled to the benefits of the trading of businesses in the delayed territories.
The
non-controlling
interest in the Consumer Healthcare Joint Venture, calculated applying the proportionate goodwill method, represents Pfizer’s share of the net assets of the Joint Venture, excluding goodwill.
Goodwill of £3.9 billion, which is not expected to be deductible for tax purposes, has been recognised. The goodwill represents the potential for further synergies arising from combining the acquired businesses with GSK’s existing business together with the value of the workforce acquired. Total transaction costs recognised in 2018 and 2019 for the acquisition amounted to £77 million.
Since acquisition on 31 July 2019, sales of £1.2 billion arising from the Pfizer consumer healthcare business have been included in Group turnover. If the business had been acquired at the beginning of the year, it is estimated that Group turnover in 2019 would have been approximately £1.5 billion higher. The business has been integrated into the Group’s existing activities and it is not practicable to identify the impact on the Group profit in the period.
Tesaro Inc.
On 22 January 2019, GSK acquired 100% of Tesaro Inc., an oncology focused biopharmaceutical company, for cash consideration of $5.0 billion (£3.9 billion), in order to strengthen the Group’s pharmaceutical pipeline. Transaction costs amounted to £31 million.
Goodwill of £1.2 billion, none of which is expected to be
tax-deductible,
has been recognised. The goodwill represents the potential for further synergies arising from combining the acquired businesses with GSK’s existing business together with the value of the workforce acquired. From acquisition on 22 January 2019 to 31 December 2019, sales of £0.2 billion arising from the Tesaro business have been included in Group turnover. The business has been integrated into the Group’s existing activities and it is not practicable to identify the impact on the Group profit in the period.

GSK Annual Report 2021

Notes to the financial statements
continued
40. Acquisitions and disposals
continued

The fair value of the assets acquired in business combinations, including goodwill, are set out in the table below. Amounts related to the Pfizer consumer healthcare business acquisition are provisional and subject to change.

	Pfizer consumer healthcare business £m	Tesaro £m	Other £m
Net assets acquired:

Intangible assets	12,357	3,092	–

Property, plant and equipment	354	6	–

Right of use assets	39	40	–

Inventory	986	162	–

Trade and other receivables	546	115	35

Other assets including cash and cash equivalents	302	254	16

Trade and other payables	(779)	(282)	(39)

Net deferred tax liabilities	(2,591)	(252)	–

Other liabilities	(99)	(5)	–

Term loan	–	(445)	–

Non-controlling interest	(3,577)	–	–

Goodwill	3,854	1,169	–

Total	11,392	3,854	12

Consideration settled by shares in GSK Consumer Healthcare Joint Venture	11,392	–	–

Cash consideration paid	–	3,854	6

Fair value of investment in joint venture converted into subsidiary	–	–	6

Total consideration	11,392	3,854	12
The
non-controlling
interest of £3,577 million represents Pfizer’s share of the fair value of the Pfizer consumer healthcare business, excluding goodwill. The total non-controlling
interest initially recognised in the Consolidated statement of changes in equity of £6,887 million also includes Pfizer’s share of the book value of GSK Consumer Healthcare.
Business disposals
GSK made a number of business disposals for net cash consideration received in the year of £104 million. The profit on the disposal of the businesses in the year of £201 million was calculated as follows:

	£m	Total £m

Cash consideration receivable net of subsidy payable		106

Net assets disposed:

Goodwill	(4)

Intangible assets	(1)

Property, plant and equipment	(44)

Inventory	(7)

Cash and cash equivalents	(12)

Other net assets	(4)

		(72)

Transaction costs		(27)

Reclassification of exchange from other comprehensive income		75

Non-controlling interest divested		16

		98

Transaction signed but not yet completed – gain on embedded derivative		143

Transaction signed but not yet completed – transaction costs		(40)

Total profit on disposal		201

GSK Annual Report 2021

Notes to the financial statements
continued
40. Acquisitions and disposals
continued

Transaction signed but not yet completed at 31 December 2019
In December 2018, GSK agreed to divest Horlicks and other Consumer Healthcare nutrition brands to Unilever PLC and to form a merger of GlaxoSmithKline Consumer Healthcare Limited with Hindustan Unilever Limited for a total consideration valued at approximately £3.1 billion. GlaxoSmithKline Consumer Healthcare Limited was a public company listed on the National Stock Exchange (NSE) and Bombay Stock Exchange (BSE), in which GSK held a 72.5% stake. Following the merger of GlaxoSmithKline Consumer Healthcare Limited with Hindustan Unilever Limited, a public company listed on the NSE and BSE, GSK would own 133.8 million Hindustan Unilever Limited shares.
The Group entered into forward foreign exchange contracts in relation to the transaction. Contracts with a value of £1.7 billion were designated as a cash flow hedge of part of the foreign exposure arising on the transaction. Further contracts with a value of £0.6 billion were designated as net investment hedges against INR and EUR assets. In addition, the exposure to share price movements in the forward purchase of shares in Hindustan Unilever Limited were recognised as an embedded derivative. The embedded derivative was in an asset position and had a fair value of £240 million at 31 December 2019 (2018 – £100 million).
Associates and joint ventures
During the year, GSK made investments of £27 million into associates and joint ventures of which £11 million was paid in cash.
Cash flows

	Business acquisitions £m	Business disposals £m	Associates and joint venture investments £m

Cash consideration (paid)/received	(3,860)	161	(11)

Net deferred consideration received	–	29	–

Transaction costs	(95)	(73)	–

Cash and cash equivalents acquired/divested	384	(13)	–

Cash (outflow)/inflow	(3,571)	104	(11)

41. Adjustments reconciling profit after tax to operating cash flows

	2021 £m	2020 £m	2019 £m

Profit after tax	5,096	6,388	5,268

Tax on profits	346	580	953

Share of after-tax profits of associates and joint ventures	(33)	(33)	(74)

Finance expense net of finance income	756	848	814

Depreciation	1,195	1,214	1,231

Amortisation of intangible assets	1,182	1,137	1,103

Impairment and assets written off	540	781	825

Profit on sale of businesses	(38)	(2,831)	(201)

Profit on sale of intangible assets	(568)	(426)	(342)

Loss on sale of investments in associates	36	–	–

Profit on sale of equity investments	(8)	(69)	(2)

Business acquisition costs	–	–	59

Changes in working capital:

Decrease in inventories	25	119	300

Increase in trade receivables	(782)	(224)	(32)

Increase in trade payables	284	225	263

(Increase) in other receivables	(314)	(159)	(160)

Contingent consideration paid (see Note 32)	(742)	(765)	(780)

Other non-cash increase in contingent consideration liabilities	1,063	1,275	83

Increase in other payables	1,324	818	89

Increase/(decrease) in pension and other provisions	(340)	400	(188)

Share-based incentive plans	367	381	365

Fair value adjustments	(17)	464	19

Other	(129)	(27)	(61)

	4,147	3,708	4,264

Cash generated from operations	9,243	10,096	9,532

GSK Annual Report 2021

Notes to the financial statements
continued

42. Reconciliation of net cash flow to movement in net debt

	2021 £m	2020 £m	2019 £m
Net debt, as previously reported	(20,780)	(25,215)	(21,621)

Implementation of IFRS 16	–	–	(1,303)
Net debt at beginning of year, as adjusted	(20,780)	(25,215)	(22,924)

Increase in cash and bank overdrafts	(1,414)	470	826

Increase/(decrease) in liquid investments	(18)	1	(1)

Increase in long-term loans	–	(3,298)	(4,794)

Repayment of short-term Notes	2,313	3,738	4,160

Repayment of/(increase in) other short-term loans	(318)	3,567	(3,095)

Repayment of lease liabilities	215	227	214

Debt of subsidiary undertakings acquired	–	–	(524)

Exchange adjustments	314	(135)	1,015

Other non-cash movements	(150)	(135)	(92)

Movement in net debt	942	4,435	(2,291)

Net debt at end of year	(19,838)	(20,780)	(25,215)

Analysis of changes in net debt	At 1 January 2021 £m	Exchange £m	Other £m	Interest expense £m	Change in fair value £m	Reclass- ifications £m	Cash flow £m	At 31 December 2021 £m
Liquid investments	78	1	–	–	–	–	(18)	61

Cash and cash equivalents	6,292	(29)	(1)	–	–	–	(1,988)	4,274

Overdrafts	(1,030)	–	–	–	–	–	574	(456)

	5,262	(29)	(1)	–	–	–	(1,414)	3,818

Debt due within one year:

Commercial paper	(17)	8	–	–	–	–	(243)	(252)

European/US MTN & Bank facilities	(2,350)	1	–	–	–	(2,494)	2,247	(2,596)

Lease liabilities	(230)	5	7	–	–	(200)	215	(203)

Other	(98)	15	(2)	–	–	–	(9)	(94)

	(2,695)	29	5	–	–	(2,694)	2,210	(3,145)

Debt due after one year:

European/US MTN & Bank facilities	(22,538)	306	–	(22)	–	2,494	–	(19,760)

Lease liabilities	(887)	7	(132)	–	–	200	–	(812)

	(23,425)	313	(132)	(22)	–	2,694	–	(20,572)

Net debt	(20,780)	314	(128)	(22)	–	–	778	(19,838)

Interest payable	(247)	–	(30)	(753)	–	–	786	(244)

Derivative financial instruments	(74)	–	–	–	72	–	(20)	(22)

Total liabilities from financing activities*	(26,441)	342	(157)	(775)	72	–	2,976	(23,983)

*	Excluding cash and cash equivalents, overdrafts and liquid investments.

GSK Annual Report 2021

Notes to the financial statements
continued
42. Adjustments of net cash flow to movement in net debt
continued

Analysis of changes in net debt	At 1 January 2020 £m	Exchange £m	Other £m	Interest expense £m	Change in fair value £m	Reclass- ifications £m	Cash flow £m	At 31 December 2020 £m

Liquid investments	79	–	–	–	–	–	(1)	78

Cash and cash equivalents	4,707	(44)	–	–	–	–	1,629	6,292

Cash and cash equivalents - AHFS	507	–	–	–	–	–	(507)	–

Overdrafts	(383)	5	–	–	–	–	(652)	(1,030)

	4,831	(39)	–	–	–	–	470	5,262

Debt due within one year:

Commercial paper	(3,586)	(50)	–	–	–	–	3,619	(17)

European/US MTN and Bank facilities	(2,658)	38	–	–	–	(3,468)	3,738	(2,350)

Lease liabilities	(240)	(4)	16	–	–	(229)	227	(230)

Other	(51)	12	(7)	–	–	–	(52)	(98)

	(6,535)	(4)	9	–	–	(3,697)	7,532	(2,695)

Debt due after one year:

European/US MTN & Bank facilities	(22,580)	(104)	(4)	(20)	–	3,468	(3,298)	(22,538)

Lease liabilities	(1,010)	19	(125)	–	–	229	–	(887)

	(23,590)	(85)	(129)	(20)	–	3,697	(3,298)	(23,425)

Net debt	(25,215)	(128)	(120)	(20)	–	–	4,703	(20,780)

Interest payable	(244)	1	–	(868)	–	–	864	(247)

Derivative financial instruments	335	–	–	–	(290)	–	(119)	(74)

Total liabilities from financing activities*	(30,034)	(88)	(120)	(888)	(290)	–	4,979	(26,441)

*	Excluding cash and cash equivalents, overdrafts and liquid investments.
For further information on significant changes in net debt see Note 29, ‘Net debt’.

GSK Annual Report 2021

Notes to the financial statements
continued

43. Financial instruments and related disclosures

The objective of GSK’s Treasury activity is to minimise the
post-tax
net cost of financial operations and reduce its volatility to benefit earnings and cash flows. GSK uses a variety of financial instruments to finance its operations and derivative financial instruments to manage market risks from these operations. Derivatives principally comprise of foreign exchange forward contracts and swaps which are used to swap borrowings and liquid assets into currencies required for Group purposes as well as interest rate swaps which are used to manage exposure to financial risks from changes in interest rates. These financial instruments reduce the uncertainty of foreign currency transactions and interest payments.
Derivatives are used exclusively for hedging purposes in relation to underlying business activities and not as trading or speculative instruments.
Capital management
GSK’s financial strategy supports the Group’s strategic priorities and is regularly reviewed by the Board. GSK manages the capital structure of the Group through an appropriate mix of debt and equity.
The capital structure of the Group consists of net debt of £19.8 billion (see Note 29, ‘Net debt’) and total equity, including items related to non-controlling
interests, of £21.3 billion (see ‘Consolidated statement of changes in equity’
on page 170).
Total capital, including that provided by
non-controlling
interests, is £41.1 billion.
The Group continues to manage its financial policies to a credit profile that particularly targets short-term credit ratings of
A-1
and
P-1
while maintaining single A long-term ratings consistent with those targets. The Group’s long-term credit rating with Standard & Poor’s is A (stable outlook) and with Moody’s Investor Services (‘Moody’s’) it is A2 (stable outlook). The Group’s short-term credit ratings are
A-1
and
P-1
with Standard & Poor’s and Moody’s respectively.
Liquidity risk management
GSK’s policy is to borrow centrally in order to meet anticipated funding requirements. The strategy is to diversify liquidity sources using a range of facilities and to maintain broad access to financial markets. Each day, we sweep cash to or from a number of global subsidiaries and central Treasury accounts for liquidity management purposes. GSK utilises both physical and notional cash pool arrangements as appropriate by location and currency. For notional cash pools, liquidity is drawn against foreign currency balances to provide both local funding and central liquidity as required and with balances actively managed and maintained to appropriate levels. As balances in notional pooling arrangements are not settled across currencies, gross cash and overdraft balances are reported.
At 31 December 2021, GSK had £3.6 billion of borrowings repayable within one year and held £4.3 billion of cash and cash equivalents and liquid investments of which £2.9 billion was held centrally.
GSK has access to short-term finance under a $10 billion (£7.4 billion) US commercial paper programme; $nil (£nil) was in issue at 31 December 2021 (2020 – $25 million (£17 million)). GSK has access to short-term finance under a £5 billion Euro commercial paper programme;
€
300 million (£252 million) was in issue at 31 December 2021 (2020 – £nil).
At 31 December 2021,
GSK ha
d
 a £1.9 billion three-year committed facility and a $2.5 billion (£1.9 billion)
364-day
committed facility. The three-year committed facility was agreed in September 2019
,
extended by one year in September 2020 and was extended again by one year to 2024 in August 2021. The
364-day
committed facility was agreed in August 2021.
These committed facilities were undrawn at 31 December 2021. GSK considers this level of committed facilities to be adequate, given current liquidity requirements.
In preparation for the separation of the Consumer Healthcare business, in February 2022 GSK cancelled and replaced the three year and 364 day facilities. New revolving credit facilities of equivalent size were agreed with maturities in September 2025 and September
2023
.
GSK has a £20.0 billion Euro Medium Term Note programme and at 31 December 2021, £10.5 billion of notes were in issue under this programme. The Group also had $15.7 billion (£11.6 billion) of notes in issue at 31 December 2021 under a US shelf registration. GSK’s borrowings mature at dates between 2022 and 2045.
The put option owned by Pfizer in ViiV Healthcare is exercisable. In reviewing liquidity requirements GSK considers that sufficient financing options are available should the put option be exercised.
Market risk
Interest rate risk management
The objective of GSK’s Treasury activity is to minimise the effective net interest cost and to balance the mix of debt at fixed and floating rates over time.
The Group’s main interest rate risk arises from borrowings and investments with floating rates and refinancing of maturing fixed rate debt where any changes in interest rates will affect future cash flows or the fair values of financial instruments. The policy on interest rate risk management limits the net amount of floating rate debt to a specific cap, reviewed and agreed no less than annually by the Board.
The majority of debt is issued at fixed interest rates and changes in the floating rates of interest do not significantly affect the Group’s net interest charge. This includes some borrowings for which interest rate swaps are in place which removes the impact of the associated periodic repricing. Short-term borrowings including bank facilities are exposed to the risk of future changes in market interest rate as are the majority of cash and liquid investments.

GSK Annual Report 2021

Notes to the financial statements
continued

43. Financial instruments and related disclosures
continued

Interest rate benchmark reform
‘Interest rate benchmark reform – Amendments to IFRS 9, IAS 39, IFRS 4, IFRS 7 and IFRS 16’ Phase I and Phase II were issued by the IASB in September 2019 and August 2020, and adopted by the UK Endorsement Board on 5 January 2021. Phase I of the amendment modifies specific hedge accounting requirements to allow hedge accounting to continue for affected hedges during the period of uncertainty before the hedged items or hedging instruments affected by the current interest rate benchmarks are amended as a result of the ongoing interest rate benchmark reforms. Phase II also provides that, for financial instruments measured using amortised cost measurement, changes to the basis for determining the contractual cash flows required by interest rate benchmark reform should be reflected by adjusting their effective interest rate and no immediate gain or loss should be recognised.
The Group has closely monitored the market and the output from the various industry working groups managing the transition to new benchmark interest rates. This includes announcements made by LIBOR regulators, including the Financial Conduct Authority (FCA) and the US Commodity Futures Trading Commission, regarding the transition away from LIBOR (including GBP LIBOR, USD LIBOR and EURIBOR) to the Sterling Overnight Index Average Rate (SONIA), the Secured Overnight Financing Rate (SOFR), and the Euro Short-Term Rate (
€
STR) respectively.
At 31 December 2021, the Group was not directly exposed to interest rate benchmark reform as it held no interest rate derivatives or floating rate debt that referenced to LIBOR. The Group did not transition any material derivatives or floating rate debt into a new index as all of the instruments referencing LIBOR matured before December 2021.
Foreign exchange risk management
The Group’s objective is to minimise the exposure of overseas operating subsidiaries to transaction risk by matching local currency income with local currency costs where possible. Foreign currency transaction exposures arising on external and internal trade flows are selectively hedged. GSK’s internal trading transactions are matched centrally and inter-company payment terms are managed to reduce foreign currency risk. Where possible, GSK manages the cash surpluses or borrowing requirements of subsidiary companies centrally using forward contracts to hedge future repayments back into the originating currency.
In order to reduce foreign currency translation exposure, the Group seeks to denominate borrowings in the currencies of our principal assets and cash flows. These are primarily denominated in US Dollars, Euros and Sterling. Borrowings can be swapped into other currencies as required.
Borrowings denominated in, or swapped into, foreign currencies that match investments in overseas Group assets may be treated as a hedge against the relevant assets. Forward contracts in major currencies are also used to reduce exposure to the Group’s investment in overseas assets (see ‘Net investment hedges’ section of this note for further details).
Credit risk
Credit risk is the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group and arises on cash and cash equivalents and favourable derivative financial instruments held with banks and financial institutions as well as credit exposures to wholesale and retail customers, including outstanding receivables.
The Group considers its maximum credit risk at 31 December 2021 to be £11,417 million (31 December 2020 – £12,572 million) which is the total of the Group’s financial assets with the exception of ‘Other investments’ (comprising equity investments) which bear equity risk rather than credit risk. See page 232 for details on the Group’s total financial assets. At 31 December 2021, GSK’s greatest concentration of credit risk was £0.9 billion with a wholesaler in the US (2020 - £1.4 billion with Legal and General Investment Management Class 4 GBP liquidity fund (AAA/Aaa)). See page 230 for further information on the Group’s credit risk exposure in respect of the three largest US wholesaler customers.
There has been no change in the estimation techniques or significant assumptions made during the current reporting period in assessing the loss allowance for financial assets at amortised cost or at FVTOCI since the adoption of IFRS 9 at the start of the 2018 reporting period.
Treasury-related credit risk
GSK sets global counterparty limits for each of GSK’s banking and investment counterparties based on long-term credit ratings from Moody’s and Standard and Poor’s. Usage of these limits is actively monitored.
GSK actively manages its exposure to credit risk, reducing surplus cash balances wherever possible. This is part of GSK’s strategy to regionalise cash management and to concentrate cash centrally as much as possible. The table below sets out the credit exposure to counterparties by rating for liquid investments, cash and cash equivalents and derivatives.
The gross asset position on each derivative contract is considered for the purpose of this table, although, under ISDA agreements, the amount at risk is the net position with each counterparty. Table (e) on page 240 sets out the Group’s financial assets and liabilities on an offset basis.

GSK Annual Report 2021

Notes to the financial statements
continued
43. Financial instruments and related disclosures
continued

At 31 December 2021, £54 million (2020 – £47 million) of cash is categorised as held with unrated or sub-investment
grade rated counterparties (lower than
BBB-/Baa3)
of which £7 million (2020 – £1 million) is cash in transit. The remaining exposure is concentrated in overseas banks used for local cash management or investment purposes, including: £19 million in Nigeria held with United Bank for Africa, Zenith Bank, Access Bank and Stanbic IBTC Bank; £14 million with Halk Bank in the UK; £2 million with BTV in Austria; £2 million in Argentina held with Banco de la Nacion and Banco de la Provincia; £2 million with J Trust Royal Bank in Cambodia; £1 million with Produbanco in Ecu
a
dor; £1 million with Banco Central de Honduras in Honduras; £1 million with BAC San José in Panama and £1 million with Banco Popular in Puerto Rico. Of the £77 million of bank balances and deposits held with BBB/ Baa rated counterparties, £25 million was held with
BBB-/Baa3
rated counterparties, including balances or deposits of £24 million with HDFC Bank in India. These banks are used for local investment purposes.
GSK measures expected credit losses over cash and cash equivalents as a function of individual counterparty credit ratings and associated 12 month default rates. Expected credit losses over cash and cash equivalents and third-party financial derivatives are deemed to be immaterial and no such loss has been experienced during 2021.
Credit ratings are assigned by Standard & Poor’s and Moody’s respectively. Where the opinions of the two rating agencies differ, GSK assigns the lower rating of the two to the counterparty. Where local rating agency or Fitch data is the only source available, the ratings are converted to global ratings equivalent to those of Standard & Poor’s or Moody’s using published conversion tables. These credit ratings form the basis of the assessment of the expected credit loss on Treasury-related balances held at amortised cost being bank balances and deposits and Government securities.

2021	AAA/Aaa £m	AA/Aa £m	A/A £m	BBB/Baa £m	BB+/Ba1 and below /unrated £m	Total £m
Bank balances and deposits	–	7	2,687	77	54	2,825

US Treasury and Treasury repo only money market funds	54	–	–	–	–	54

Liquidity funds	1,395	–	–	–	–	1,395

Government securities	–	60	–	1	–	61

3rd party financial derivatives	–	–	200	–	–	200
Total	1,449	67	2,887	78	54	4,535

2020	AAA/Aaa £m	AA/Aa £m	A/A £m	BBB/Baa £m	BB+/Ba1 and below /unrated £m	Total £m
Bank balances and deposits	–	10	2,575	368	47	3,000

US Treasury and Treasury repo only money market funds	317	–	–	–	–	317

Liquidity funds	2,975	–	–	–	–	2,975

Government securities	–	77	–	1	–	78

3rd party financial derivatives	–	–	134	12	–	146
Total	3,292	87	2,709	381	47	6,516

GSK’s centrally managed cash reserves amounted to £2.9 billion at 31 December 2021, all available within three months. This includes £1.7 billion of cash managed by the Group for ViiV Healthcare, a 78.3% owned subsidiary and £0.7 billion of cash managed by the Group for GSK Consumer Healthcare, a 68% owned subsidiary. The Group has invested centrally managed liquid assets in bank deposits, Aaa/AAA rated US Treasury and Treasury repo only money market funds and Aaa/AAA rated liquidity funds.
Wholesale and retail credit risk
Outside the US, no customer accounts for more than 5% of the Group’s trade receivables balance.
In the US, in line with other pharmaceutical companies, the Group sells its products through a small number of wholesalers in addition to hospitals, pharmacies, physicians and other groups. Sales to the three largest wholesalers amounted to approximately 75% (2020 – 79%) of the sales of the US Pharmaceuticals and Vaccines businesses in 2021.
At 31 December 2021, the Group had trade receivables due from these three wholesalers totalling £2,430 million or 39% of total trade receivables (2020 – £2,362 million or 43%). The Group is exposed to a concentration of credit risk in respect of these wholesalers such that, if one or more of them encounters financial difficulty, it could materially and adversely affect the Group’s financial results.
The Group’s credit risk monitoring activities relating to these wholesalers include a review of their quarterly financial information and Standard & Poor’s credit ratings, development of GSK internal risk ratings, and establishment and periodic review of credit limits.
All new customers are subject to a credit vetting process and existing customers will be subject to a review at least annually. The vetting process and subsequent reviews involve obtaining information including the customer’s status as a government or private sector entity, audited financial statements, credit bureau reports, debt rating agency (e.g. Moody’s, Standard & Poor’s) reports, payment performance history (from trade references, industry credit groups) and bank references.

GSK Annual Report 2021

Notes to the financial statements
continued
43. Financial instruments and related disclosures
continued

Trade receivables consist of amounts due from a large number of customers, spread across diverse industries and geographical areas. Ongoing credit evaluation is performed on the financial condition of accounts receivable and, where appropriate, credit insurance is purchased or factoring arrangements put in place.
The amount of information obtained is proportional to the level of exposure being considered. The information is evaluated quantitatively (i.e. credit score) and qualitatively (i.e. judgement) in conjunction with the customer’s credit requirements to determine a credit limit.
Trade receivables are grouped into customer segments that have similar loss patterns to assess credit risk while other receivables and other financial assets are assessed individually. Historical and forward-looking information is considered to determine the appropriate expected credit loss allowance. The Group believes there is no further credit risk provision required in excess of the allowance for expected credit losses (see Note 25, ‘Trade and other receivables’).
Credit enhancements
The Group uses credit enhancements including factoring and credit insurance to minimise the credit risk of the trade receivables in the Group. At 31 December 2021, £315 million (2020 – £386 million) of trade receivables were insured in order to protect the receivables from loss due to credit risks such as default, insolvency and bankruptcy.
Each Group entity assesses the credit risk of its private customers to determine if credit insurance is required.
Factoring arrangements are managed locally by entities and are used to mitigate risk arising from large credit risk concentrations. All factoring arrangements are non-recourse.
Fair value of financial assets and liabilities excluding lease liabilities
The table on page 232 presents the carrying amounts and the fair values of the Group’s financial assets and liabilities excluding lease liabilities at 31 December 2021 and 31 December 2020.
The fair values of the financial assets and liabilities are included at the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
The following methods and assumptions are used to measure the fair values of significant financial instruments carried at fair value on the balance sheet:

–
Other investments – equity investments traded in an active market determined by reference to the relevant stock exchange quoted bid price; other equity investments determined by reference to the current market value of similar instruments, recent financing rounds or the discounted cash flows of the underlying net assets

–	Trade receivables carried at fair value – based on invoiced amount

–
Interest rate swaps, foreign exchange forward contracts, swaps and options – based on the present value of contractual cash flows or option valuation models using market sourced data (exchange rates or interest rates) at the balance sheet date

–	Cash and cash equivalents carried at fair value – based on net asset value of the funds

–	Contingent consideration for business acquisitions and divestments – based on present values of expected future cash flows.
The following methods and assumptions are used to estimate the fair values of significant financial instruments which are not measured at fair value on the balance sheet:

–	Receivables and payables, including put options, carried at amortised cost – approximates to the carrying amount

–	Liquid investments – approximates to the carrying amount

–	Cash and cash equivalents carried at amortised cost – approximates to the carrying amount

–
Long-term loans – based on quoted market prices (a level 1 fair value measurement) in the case of European and US Medium Term Notes; approximates to the carrying amount in the case of other fixed rate borrowings and floating rate bank loans

–	Short-term loans, overdrafts and commercial paper – approximates to the carrying amount because of the short maturity of these instruments.

GSK Annual Report 2021

Notes to the financial statements
continued
43. Financial instruments and related
disclosures
continued

	2021			2020

	Notes	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m

Financial assets measured at amortised cost:

Other non-current assets	b	21	21	37	37

Trade and other receivables	b	4,830	4,830	3,990	3,990

Liquid investments		61	61	78	78

Cash and cash equivalents		2,825	2,825	3,000	3,000

Financial assets measured at fair value through other comprehensive income (FVTOCI):

Other investments designated at FVTOCI	a	1,927	1,927	2,939	2,939

Trade and other receivables	a,b	1,943	1,943	1,942	1,942

Financial assets mandatorily measured at fair value through profit or loss (FVTPL):

Other investments	a	199	199	121	121

Other non-current assets	a,b	23	23	30	30

Trade and other receivables	a,b	59	59	46	46

Held for trading derivatives that are not in a designated and effective hedging relationship	a,d,e	83	83	68	68

Cash and cash equivalents	a	1,449	1,449	3,292	3,292

Derivatives designated and effective as hedging instruments (fair value movements through Other comprehensive income)	a,d,e	123	123	89	89
Total financial assets		13,543	13,543	15,632	15,632

Financial liabilities measured at amortised cost:

Borrowings excluding obligations under lease liabilities:

– bonds in a designated hedging relationship	d	(4,982)	(5,311)	(7,681)	(8,171)

– other bonds		(17,373)	(20,746)	(17,205)	(21,966)

– bank loans and overdrafts		(550)	(550)	(1,110)	(1,110)

– commercial paper		(252)	(252)	(17)	(17)

– other borrowings		(1)	(1)	(20)	(20)
Total borrowings excluding lease liabilities	f	(23,158)	(26,860)	(26,033)	(31,284)

Trade and other payables	c	(15,431)	(15,431)	(13,748)	(13,748)

Other provisions	c	(113)	(113)	(232)	(232)

Other non-current liabilities	c	(52)	(52)	(72)	(72)

Financial liabilities mandatorily measured at fair value through profit or loss (FVTPL):

Contingent consideration liabilities	a,c	(6,076)	(6,076)	(5,869)	(5,869)

Held for trading derivatives that are not in a designated and effective hedging relationship	a,d,e	(171)	(171)	(200)	(200)

Derivatives designated and effective as hedging instruments (fair value movements through Other comprehensive income)	a,d,e	(57)	(57)	(31)	(31)
Total financial liabilities excluding lease liabilities		(45,058)	(48,760)	(46,185)	(51,436)

Net financial assets and financial liabilities excluding lease liabilities		(31,515)	(35,217)	(30,553)	(35,804)
The valuation methodology used to measure fair value in the above table is described and categorised on page 231.
Trade and other receivables, Other
non-current
assets, Trade and other payables, Other provisions, Contingent consideration liabilities and Other non-current liabilities are reconciled to the relevant Notes on pages 234 and 235.

GSK Annual Report 2021

Notes to the financial statements
continued
43. Financial instruments and related disclosures
continued

Fair value of investments in GSK shares
At 31 December 2021, the Employee Share Ownership Plan (ESOP) Trusts held GSK shares with a carrying value of £28 million
(2020 – £195 million) and a market value of £373 million (2020 – £657 million) based on quoted market price. The shares are held by the ESOP Trusts to satisfy future exercises of options and awards under employee incentive schemes. In 2021, the carrying value, which is the lower of cost or expected proceeds, of these shares has been recognised as a deduction from other reserves. At 31 December 2021, GSK held Treasury shares at a cost of £4,969 million (2020 – £4,969 million) which has been deducted from retained earnings.
(a) Financial instruments held at fair value
The following tables categorise the Group’s financial assets and liabilities held at fair value by the valuation methodology applied in determining their fair value. Where possible, quoted prices in active markets are used (Level 1). Where such prices are not available, the asset or liability is classified as Level 2, provided all significant inputs to the valuation model used are based on observable market data. If one or more of the significant inputs to the valuation model is not based on observable market data, the instrument is classified as Level 3. Other investments classified as Level 3 in the tables below comprise equity investments in unlisted entities with which the Group has entered into research collaborations and also investments in emerging life science companies.

At 31 December 2021	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Financial assets at fair value

Financial assets measured at fair value through other comprehensive income (FVTOCI):

Other investments designated at FVTOCI	1,736	–	191	1,927

Trade and other receivables	–	1,943	–	1,943

Financial assets mandatorily measured at fair value through profit or loss (FVTPL):

Other investments	–	–	199	199

Other non-current assets	–	–	23	23

Trade and other receivables	–	59	–	59

Held for trading derivatives that are not in a designated and effective hedging relationship	–	77	6	83

Cash and cash equivalents	1,449	–	–	1,449

Derivatives designated and effective as hedging instruments (fair value movements through OCI)	–	123	–	123
	3,185	2,202	419	5,806

Financial liabilities at fair value

Financial liabilities mandatorily measured at fair value through profit or loss (FVTPL):

Contingent consideration liabilities	–	–	(6,076)	(6,076)

Held for trading derivatives that are not in a designated and effective hedging relationship	–	(171)	–	(171)

Derivatives designated and effective as hedging instruments (fair value movements through OCI)	–	(57)	–	(57)
	–	(228)	(6,076)	(6,304)

At 31 December 2020	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Financial assets at fair value

Financial assets measured at fair value through other comprehensive income (FVTOCI):

Other investments designated at FVTOCI	2,281	–	658	2,939

Trade and other receivables	–	1,942	–	1,942

Financial assets mandatorily measured at fair value through profit or loss (FVTPL):

Other investments	–	–	121	121

Other non-current assets	–	–	30	30

Trade and other receivables	–	46	–	46

Held for trading derivatives that are not in a designated and effective hedging relationship	–	63	5	68

Cash and cash equivalents	3,292	–	–	3,292

Derivatives designated and effective as hedging instruments (fair value movements through OCI)	–	89	–	89
	5,573	2,140	814	8,527

Financial liabilities at fair value

Financial liabilities mandatorily measured at fair value through profit or loss (FVTPL):

Contingent consideration liabilities	–	–	(5,869)	(5,869)

Held for trading derivatives that are not in a designated and effective hedging relationship	–	(191)	(9)	(200)

Derivatives designated and effective as hedging instruments (fair value movements through OCI)	–	(31)	–	(31)
	–	(222)	(5,878)	(6,100)

GSK Annual Report 2021

Notes to the financial statements
continued
43. Financial instruments and related disclosures
continued

Movements in the year for financial instruments measured using Level 3 valuation methods are presented below:

	2021 £m	2020 £m
At 1 January	(5,064)	(4,722)

Net losses recognised in the income statement	(1,024)	(1,269)

Net gains recognised in other comprehensive income	189	160

Settlement of contingent consideration liabilities	856	885

Additions	99	126

Disposals and settlements	(19)	(172)

Transfers from Level 3	(694)	(72)
At 31 December	(5,657)	(5,064)
Net losses of £1,024 million (2020 – £1,269 million) attributable to Level 3 financial instruments which were recognised in the income statement were all
in respect of financial instruments which were held at the end of the year

and
were reported in Other operating income. Charges of £1,026 million (2020 – £1,114 million) arose from remeasurement of the contingent consideration payable for the acquisition of the former Shionogi-ViiV Healthcare joint venture and £32 million (2020 – £161 million) arose from remeasurement of the contingent consideration payable for the acquisition of the Novartis Vaccines business. Net gains of £195 million (2020 – net gains of £39 million)
attributable to
L
evel 3 financial instruments
reported
in
O
ther comprehensive income as
F
air valu
e
movements on
equity investments
arose prior to transfer from Level 3 on equity investments which transferred to a Level 1 valuation methodology as a result of listing on a recognised stock exchange during the year. Net gains and losses include the impact of exchange movements.
Financial liabilities measured using Level 3 valuation methods at 31 December included £5,559 million (2020 – £5,359 million) in respect of contingent consideration payable for the acquisition in 2012 of the former Shionogi-ViiV Healthcare joint venture. This consideration is expected to be paid over a number of years and will vary in line with the future performance of specified products and movements in certain foreign currencies. They also included £479 million (2020 – £477 million) in respect of contingent consideration for the acquisition in 2015 of the Novartis Vaccines business. This consideration is expected to be paid over a number of years and will vary in line with the future performance of specified products, the achievement of certain milestone targets and movements in certain foreign currencies. Sensitivity analysis on these balances is provided in Note 32, ‘Contingent consideration liabilities’.
(b) Trade and other receivables and Other
non-current
assets in scope of IFRS 9
The following table reconciles financial instruments within Trade and other receivables and Other non-current
assets which fall within the scope of IFRS 9 to the relevant balance sheet amounts. The financial assets are predominantly non-interest
earning.
Non-financial
instruments include tax receivables, pension surplus balances and prepayments, which are outside the scope of IFRS 9.

						2021						2020
	At FVTPL £m	At FVTOCI £m	Amortised cost £m	Financial instruments £m	Non- financial instruments £m	Total £m	At FVTPL £m	At FVTOCI £m	Amortised cost £m	Financial instruments £m	Non- financial instruments £m	Total £m
Trade and other receivables (Note 25)	59	1,943	4,830	6,832	1,028	7,860	46	1,942	3,990	5,978	974	6,952

Other non-current assets (Note 23 )	23	–	21	44	1,632	1,676	30	–	37	67	974	1,041
	82	1,943	4,851	6,876	2,660	9,536	76	1,942	4,027	6,045	1,948	7,993
Trade and other receivables include trade receivables of £6,246 million (2020 – £5,549 million). The Group has portfolios in each of the three business models under IFRS 9: £59 million (2020 – £46 million), measured at FVTPL, is held to sell the contractual cash flows as the receivables will be sold under a factoring arrangement, £1,943 million (2020 – £1,942 million), measured at FVTOCI, is held to either collect or sell the contractual cash flows as the receivables may be sold under a factoring agreement, and £4,244 million (2020 – £3,561 million), measured at amortised cost, is held to collect the contractual cash flows and there is no factoring agreement in place.

GSK Annual Report 2021

Notes to the financial statements
continued
43. Financial instruments and related disclosures
continued

(c) Trade and other payables, Other provisions, Contingent consideration liabilities and Other non-current liabilities in scope of IFRS 9
The following table reconciles financial instruments within Trade and other payables, Other provisions, Contingent consideration liabilities and Other non-current
liabilities which fall within the scope of IFRS 9 to the relevant balance sheet amounts. The financial liabilities are predominantly non-interest
bearing.
Non-financial
instruments include payments on account, tax and social security payables and provisions which do not arise from contractual obligations to deliver cash or another financial asset, which are outside the scope of IFRS 9.

					2021					2020
	At FVTPL £m	Amortised cost £m	Financial instruments £m	Non- financial instruments £m	Total £m	At FVTPL £m	Amortised cost £m	Financial instruments £m	Non- financial instruments £m	Total £m
Trade and other payables (Note 28)	–	(15,431)	(15,431)	(2,123)	(17,554)	–	(13,748)	(13,748)	(2,092)	(15,840)

Other provisions (Note 31)	–	(113)	(113)	(1,358)	(1,471)	–	(232)	(232)	(1,527)	(1,759)

Contingent consideration liabilities (Note 32)	(6,076)	–	(6,076)	–	(6,076)	(5,869)	–	(5,869)	–	(5,869)

Other non-current liabilities (Note 33)	–	(52)	(52)	(869)	(921)	–	(72)	(72)	(731)	(803)
	(6,076)	(15,596)	(21,672)	(4,350)	(26,022)	(5,869)	(14,052)	(19,921)	(4,350)	(24,271)
(d) Derivative financial instruments and hedging programmes
Derivatives are only used for economic hedging purposes and not as speculative investments and are classified as ‘held for trading’, other than designated and effective hedging instruments, and are presented as current assets or liabilities if they are expected to be settled within 12 months after the end of the reporting period, otherwise they are classified as non-current.
The Group has the following derivative financial instruments:

		2021 Fair value		2020 Fair value

	Assets £m	Liabilities £m	Assets £m	Liabilities £m
Non-current

Cash flow hedges – Interest rate swap contracts (principal amount – £1,996 million (2020 – £nil))	12	(1)	–	–

Current

Cash flow hedges – Interest rate swap contracts (principal amount – £ nil ( 2020 – £899 million))	–	–	–	(1)

Net investment hedges – Cross currency swaps (principal amount – £nil (2020 – £549 million))	–	–	–	(18)

Cash flow hedges – Foreign exchange contracts (principal amount – £160 million (2020 – £24 million))	–	(3)	–	–

Net investment hedges – Foreign exchange contracts (principal amount – £5,469 million (2020 – £11,193 million))	111	(53)	89	(12)
Derivatives designated and effective as hedging instruments	123	(57)	89	(31)
Non-current

Embedded and other derivatives	6	–	5	(10)

Current

Foreign exchange contracts (principal amount – £9,728 million (2020 – £13,563 million))	77	(169)	57	(190)

Embedded and other derivatives	–	(2)	6	–
Derivatives classified as held for trading	83	(171)	68	(200)
Total derivative instruments	206	(228)	157	(231)
Fair value hedges
At 31 December 2021 and 31 December 2020, the Group had no designated fair value hedges.

GSK Annual Report 2021

Notes to the financial statements
continued
43. Financial instruments and related disclosures
continued

Net investment hedges
At 31 December 2021, certain foreign exchange contracts were designated as net investment hedges in respect of the foreign currency translation risk arising on consolidation of the Group’s net investment in its European (Euro) and Japanese (JPY) foreign operations as shown in the table above.
The
carrying value of bonds on page 232
included £4,982 million (2020 – £7,681 million) that were designated as hedging instruments in net investment hedges.
Cash flow hedges
During 2018-2021, the Group entered into forward foreign exchange contracts which have been designated as cash flow hedges. These were entered into to hedge the foreign exchange exposure arising on cash flows from Euro denominated coupon payments relating to notes issued under the Group’s European Medium Term Note programme, on the buyout of Novartis’ non-controlling interest in the Consumer Healthcare Joint Venture in 2018, on the divestment of Horlicks and other nutrition brands which took place in 2020 and on refinancing existing debt maturities.
The Group manages its cash flow interest rate risk by using
floating-to-fixed
interest rate swaps. In addition, the Group carries a balance in reserves that arose from pre-hedging
fluctuations in long-term interest rates when pricing bonds issued in prior years in the current year, and in the future. The balance is reclassified to finance costs over the life of these bonds.
Foreign exchange risk
In the current year, the Group has designated certain foreign exchange forward contracts and swaps as cash flow and net investment hedges. Foreign exchange derivative financial assets and liabilities are presented in the line ‘Derivative financial instruments’ (either as assets or liabilities) on the Consolidated balance sheet. The following tables detail the foreign exchange forward contracts and swaps outstanding at the end of the reporting period, as well as information on the related hedged items.
Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument. The Group enters into hedge relationships where the critical terms of the hedging instrument match exactly with the terms of the hedged item, and so a qualitative assessment of effectiveness is performed. If changes in circumstances affect the terms of the hedged item such that the critical terms no longer match exactly with the critical terms of the hedging instrument, the Group uses the hypothetical derivative method to assess effectiveness.
The main source of hedge ineffectiveness in these hedging relationships is the effect of the counterparty and the Group’s own credit risk on the fair value of the foreign exchange forward contracts and swaps, which is not reflected in the fair value of the hedged item attributable to changes in foreign exchange rates and ineffectiveness on rolling the cash flow hedges of the divestments mentioned above. No other sources of ineffectiveness emerged from these hedging relationships. Ineffectiveness to be recorded from cash flow hedges amounted to £nil in 2021 (2020 – gain of £7 million). No ineffectiveness was recorded from net investment hedges (2020 – £nil).
Included in the 2020 table below under ‘Borrowings’ are bonds with notional value of US$750 million that have been swapped to fixed interest rate EUR debt with a cross currency interest rate swap.

					2021

Hedging instruments	Average exchange rate	Foreign currency	Notional value £m	Carrying value £m	Periodic change in value for calculating hedge ineffectiveness £m
Cash flow hedges

Foreign exchange contracts

Buy foreign currency:

Less than 3 months	1.32	USD	89	(2)	–

3 to 6 months	1.17	EUR	48	(1)	(1)

Over 6 months	1.17	EUR	23	–	–

			160	(3)	(1)

GSK Annual Report 2021

Notes to the financial statements
continued

43. Financial instruments and related
disclosures
continued

					2021

Hedging instruments	Average exchange rate	Foreign currency	Notional value £m	Carrying value £m	Periodic change in value for calculating hedge ineffectiveness £m
Net investment hedges

Foreign exchange contracts

Sell foreign currency:

Less than 3 months	1.18	EUR	5,348	58	578

		SGD	–	–	55

	155.19	JPY	121	–	15

Borrowings

Less than 3 months		EUR	252	(252)	11

Over 6 months		EUR	4,998	(4,982)	459

			10,719	(5,176)	1,118

		2021

Hedged items	Periodic change in value for calculating hedge ineffectiveness £m	Cumulative balance in cash flow hedge reserve/foreign currency translation reserve for continuing hedges £m
Cash flow hedges

Variability in cash flows from foreign exchange exposure arising on Euro denominated coupon payments relating to debt issued	1	(1)

Net investment hedges

Net investment in foreign operations	(1,117)	(873)

					2020

Hedging instruments	Average exchange rate	Foreign currency	Notional value £m	Carrying value £m	Periodic change in value for calculating hedge ineffectiveness £m
Cash flow hedges

Foreign exchange contracts

Buy foreign currency:

3 to 6 months	1.12	EUR	24	0.1	–
			24	0.1	–

				2020

Hedging instruments	Average exchange rate	Foreign currency	Notional value £m	Carrying value £m	Periodic change in value for calculating hedge ineffectiveness £m
Net investment hedges

Foreign exchange contracts

Sell foreign currency:

Less than 3 months	1.10	EUR	9,663	60	(370)

Less than 3 months	1.79	SGD	1,387	13	32

Less than 3 months	139.41	JPY	143	4	(30)

Borrowings (including cross currency interest rate swaps):

3 to 6 months		EUR	549	(550)	(34)

Over 6 months		EUR	7,117	(7,131)	(501)
			18,859	(7,604)	(903)

GSK Annual Report 2021

Notes to the financial statements
continued
43. Financial instruments and related disclosures
continued

2020

Hedged items	Periodic change in value for calculating hedge ineffectiveness £m	Cumulative balance in cash flow hedge reserve/foreign currency translation reserve for continuing hedges £m
Cash flow hedges

Variability in cash flows from a highly probable forecast transaction	–	–

Variability in cash flows from foreign exchange exposure arising on Euro denominated coupon payments relating to debt issued	–	–

Net investment hedges

Net investment in foreign operations	903	(1,983)
£19 million (2020 – £19 million) of balances in the cash flow hedge reserve arise from hedging relationships for which hedge accounting is no longer applied.
The following table details the effectiveness of the hedging relationships and the amounts reclassified from the hedging reserve to profit or loss:

						2021

				Amount reclassified to profit or loss

	Hedging gains/(losses) recognised in reserves £m	Amount of hedge ineffectiveness gains/(losses) recognised in profit or loss £m	Line item in profit or loss in which hedge ineffectiveness is included	Hedged future cash flows no longer expected to occur £m	As hedged item affects profit or loss £m	Line item in which reclassification adjustment is included
Cash flow hedges

Variability in cash flows from a highly probable forecast transaction	7	–	Other operating income/ (expense)	–	(7)	Other operating income/ (expense)

Variability in cash flows from foreign exchange exposure arising on Euro denominated coupon payments relating to debt issued	(1)	–	Finance income/ (expense)	–	–	Finance income/ (expense)
Net investment hedges

Net investment in foreign operations	1,117	–	Finance income/ (expense)	–	(7)	Finance income/ (expense)
The following table details the effectiveness of the hedging relationships and the amounts reclassified from the hedging reserve to profit or loss:

						2020

				Amount reclassified to profit or loss

	Hedging gains/(losses) recognised in reserves £m	Amount of hedge ineffectiveness gains/(losses) recognised in profit or loss £m	Line item in profit or loss in which hedge ineffectiveness is included	Hedged future cash flows no longer expected to occur £m	As hedged item affects profit or loss £m	Line item in which reclassification adjustment is included
Cash flow hedges

Variability in cash flows from a highly probable forecast transaction	(15)	7	Other operating income/ (expense)	–	51	Other operating income/ (expense)

Variability in cash flows from foreign exchange exposure arising on Euro denominated coupon payments relating to debt issued	–	–	Finance income/ (expense)	–	–	Finance income/ (expense)
Net investment hedges

Net investment in foreign operations	(903)	–	Finance income/ (expense)	–	–	Finance income/ (expense)

GSK Annual Report 2021

Notes to the financial statements
continued
43. Financial instruments and related disclosures
continued

Interest rate risk
The Group manages its cash flow interest rate risk by using
floating-to-fixed
interest rate swaps, where at quarterly intervals the difference between fixed contract rates and floating rate interest amounts calculated by reference to the agreed notional principal amounts are exchanged.
There are none of these swaps outstanding as 31 December 2021, however, the interest rate risk on an element of future debt issuance has been managed by entering into forward starting interest rate swaps, effectively to lock in the interest rates on the debt in advance. These will be closed out at the time of issuing the debt, and the resulting gain or loss held in OCI and recycled to income statement as the interest payments on the debt impact the income statement.
Forward starting interest rate swaps
The forward starting interest rate contracts, exchanging floating interest for fixed interest, have been designated as cash flow hedges to hedge the interest variability of the interest cash flows associated with the future fixed rate debt.
Interest rate swaps
The interest rate swap contracts, exchanging floating rate interest for fixed interest, have been designated as cash flow hedges to hedge the variability of the interest cash flows associated with floating rate debt relating to notes issued under the Group’s European Medium Term Note programme. The interest rate swaps and the interest payments on the loan occur simultaneously and the amount accumulated in equity is reclassified to profit or loss over the period that the floating rate interest payments affect profit or loss.
The critical terms of the interest rate swap and forward starting interest rate swap contracts and their corresponding hedged items are materially the same. A qualitative assessment of effectiveness is performed and it is expected that the value of the interest rate swap contracts and the value of the corresponding hedged items will systematically change in opposite directions in response to movements in the underlying interest rates. The main sources of ineffectiveness in these hedge relationships are the effects of the Group’s own credit risk on the fair value of the interest rate swap contracts, which are not reflected in the fair value of the hedged item attributable to the change in interest rates. No other material sources of ineffectiveness emerged from these hedging relationships.
The following tables provide information regarding interest rate swap and forward starting interest rate swap contracts outstanding and the related hedged items at 31 December 2021 and 31 December 2020. Interest rate swap contract assets and liabilities are presented in the line ‘Derivative financial instruments’ (either as assets or liabilities) on the Consolidated balance sheet.

	2021

Hedging instruments	Average contracted fixed rate %	Notional principal value £m	Change in fair value for recognising hedge ineffectiveness £m	Fair value assets/ (liabilities) £m
5-10 years	1.1038	668	4	4

10-30 years	1.3385	935	3	3

More than 30 years	1.4515	393	4	4

	2021

Hedged items	Change in value used for calculating hedge ineffectiveness £m	Balance in cash flow hedge reserve for continuing hedges after tax £m
Pre-hedging of long-term interest rate	(11)	(8)
£11 million (2020 – £11 million) of balances in the cash flow hedge reserve arise from hedge relationships for which hedge accounting is no longer applied.

	2020

Hedging instruments	Average contracted fixed rate %	Notional principal value £m	Change in fair value for recognising hedge ineffectiveness £m	Fair value assets/ (liabilities) £m
Less than 1 year	0.17	1,449	3	(19)

1 to 2 years	–	–	–	–

	2020

Hedged items	Change in value used for calculating hedge ineffectiveness £m	Balance in cash flow hedge reserve for continuing hedges after tax £m
Variable rate borrowings	(3)	1

GSK Annual Report 2021

Notes to the financial statements
continued
43. Financial instruments and related disclosures
continued

The following table details the effectiveness of the hedging relationships and the amounts reclassified from the hedging reserve to profit or loss:

	2021

					Amount reclassified to profit or loss

	Hedging gains/(losses) recognised in reserves	Amount of hedge ineffectiveness recognised in profit or loss	Line item in profit or loss in which hedge ineffectiveness is included		Hedged future cash flows no longer expected to occur	As hedged item affects profit or loss	Line item in which reclassification adjustment is included
	£m	£m			£m	£m
Cash flow hedges

Variability in cash flows	(11)	–	Finance income/ (expense	)	–	17	Finance income/ (expense	)

Pre-hedging of long-term interest rates:

Matured in the past	–	–	Finance		–	2	Finance

5-10 years	4	–	income/		–	–	income/

10-30 years	3	–	(expense	)	–	–	(expense	)

>30 years	4	–			–	–

	2020

					Amount reclassified to profit or loss

	Hedging gains/(losses) recognised in reserves	Amount of hedge ineffectiveness recognised in profit or loss	Line item in profit or loss in which hedge ineffectiveness is included		Hedged future cash flows no longer expected to occur	As hedged item affects profit or loss	Line item in which reclassification adjustment is included
	£m	£m			£m	£m
Cash flow hedges

Variability in cash flows	3	–	Finance income/ (expense)		–	–	Finance income/ (expense)

Pre-hedging of long-term interest rates	(7)	–	Finance		–	3	Finance
			income/ (expense	)			income/ (expense)

(e) Offsetting of financial assets and liabilities
Financial assets and liabilities are offset and the net amount reported in the balance sheet where there is a legally enforceable right to offset the recognised amounts, and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously. There are also arrangements that do not meet the criteria for offsetting but still allow for the related amounts to be offset in certain circumstances, such as bankruptcy or the termination of a contract.
The following tables set out the financial assets and liabilities that are offset, or subject to enforceable master netting arrangements and other similar agreements but not offset, as at 31 December 2021 and 31 December 2020. The column ‘Net amount’ shows the impact on the Group’s balance sheet if all offset rights were exercised.

At 31 December 2021	Gross financial assets/ (liabilities) £m	Financial (liabilities)/ assets offset £m	Net financial assets/ (liabilities) £m	Related amounts not offset £m	Net amount £m
Financial assets

Trade and other receivables	6,851	(19)	6,832	(3)	6,829

Derivative financial instruments	206	–	206	(192)	14

Financial liabilities

Trade and other payables	(15,450)	19	(15,431)	3	(15,428)

Derivative financial instruments	(228)	–	(228)	192	(36)

GSK Annual Report 2021

Notes to the financial statements
continued
43. Financial instruments and related
disclosures
continued

At 31 December 2020	Gross financial assets/ (liabilities) £m	Financial (liabilities)/ assets offset £m	Net financial assets/ (liabilities) £m	Related amounts not offset £m	Net balance £m
Financial assets

Trade and other receivables	5,997	(19)	5,978	(28)	5,950

Derivative financial instruments	157	–	157	(142)	15

Financial liabilities

Trade and other payables	(13,767)	19	(13,748)	28	(13,720)

Derivative financial instruments	(231)	–	(231)	142	(89)
Amounts which do not meet the criteria for offsetting on the balance sheet but could be settled net in certain circumstances principally relate to derivative transactions under ISDA (International Swaps and Derivatives Association) agreements where each party has the option to settle amounts on a net basis in the event of default of the other party. As there is presently not a legally enforceable right of offset, these amounts have not been offset in the balance sheet, but have been presented separately in the table above.
(f) Debt interest rate repricing table
The following table sets out the exposure of the Group to interest rates on debt, including commercial paper. The maturity analysis of fixed rate debt is stated by contractual maturity and of floating rate debt by interest rate repricing dates. For the purpose of this table, debt is defined as all classes of borrowings other than lease liabilities.

	2021	2020

	Total debt £m	Total £m
Floating and fixed rate debt less than one year	(3,398)	(3,495)

Between one and two years	(4,030)	(2,561)

Between two and three years	(1,576)	(4,061)

Between three and four years	(1,365)	(1,622)

Between four and five years	(1,425)	(1,398)

Between five and ten years	(4,411)	(5,981)

Greater than ten years	(6,953)	(6,915)
Total	(23,158)	(26,033)

Original issuance profile:

Fixed rate interest	(22,355)	(23,002)

Floating rate interest	(803)	(3,031)
	(23,158)	(26,033)
In addition to the above, forward starting interest rate swaps have been entered into, which affect the pricing of debt to be raised in the future. See Section (d) Interest Rate Risk for further details.

GSK Annual Report 2021

Notes to the financial statements
continued
43. Financial instruments and related disclosures
continued

(g) Sensitivity analysis
The tables below illustrate the estimated impact on the income statement and equity as a result of hypothetical market movements in foreign exchange and interest rates in relation to the Group’s financial instruments. The range of variables chosen for the sensitivity analysis reflects management’s view of changes which are reasonably possible over a one-year
period.
Foreign exchange sensitivity
The Group operates internationally and is primarily exposed to foreign exchange risk in relation to Sterling against movements in US Dollar, Euro and Japanese Yen. Foreign exchange risk arises from the translation of financial assets and liabilities which are not in the functional currency of the entity that holds them. Based on the Group’s net financial assets and liabilities as at 31 December, a weakening and strengthening of Sterling against these currencies, with all other variables held constant, is illustrated in the tables below. The tables exclude financial instruments that expose the Group to foreign exchange risk where this risk is fully hedged with another financial instrument.

	2021	2020

Income statement impact of non-functional currency foreign exchange exposures	Increase/(decrease) in income £m	Increase/(decrease) in income £m
10 cent appreciation of the US Dollar	5	20

10 cent appreciation of the Euro	(26)	(25)

10 yen appreciation of the Yen	–	(1)

	2021	2020

Income statement impact of non-functional currency foreign exchange exposures	Increase/(decrease) in income £m	Increase/(decrease) in income £m
10 cent depreciation of the US Dollar	(4)	(17)

10 cent depreciation of the Euro	22	21

10 yen depreciation of the Yen	–	1
The equity impact, shown below, for foreign exchange sensitivity relates to derivative and non-derivative
financial instruments hedging the Group’s net investments in its European (Euro) foreign operations and cash flow hedges of its foreign exchange exposure arising on Euro denominated coupon payments relating to notes issued under the Group’s European Medium Term Note programme.

	2021	2020

Equity impact of non-functional currency foreign exchange exposures	Increase/(decrease) in equity £m	Increase/(decrease) in equity £m
10 cent appreciation of the Euro	(964)	(1,711)

	2021	2020

Equity impact of non-functional currency foreign exchange exposures	Increase/(decrease) in equity £m	Increase/(decrease) in equity £m
10 cent depreciation of the Euro	814	1,429

GSK Annual Report 2021

Notes to the financial statements
continued
43. Financial instruments and related disclosures
continued

The tables below present the Group’s sensitivity to a weakening and strengthening of Sterling against the relevant currency based on the composition of net debt as shown in Note 29 adjusted for the effects of foreign exchange derivatives that are not part of net debt but affect future foreign currency cash flows.

	2021	2020

Impact of foreign exchange movements on net debt	(Increase)/decrease in net debt £m	(Increase)/decrease in net debt £m
10 cent appreciation of the US Dollar	(767)	(782)

10 cent appreciation of the Euro	444	286

10 yen appreciation of the Yen	17	23

	2021	2020

Impact of foreign exchange movements on net debt	(Increase)/decrease in net debt £m	(Increase)/decrease in net debt £m
10 cent depreciation of the US Dollar	661	675

10 cent depreciation of the Euro	(375)	(239)

10 yen depreciation of the Yen	(15)	(20)
Interest rate sensitivity
The Group is exposed to interest rate risk on its outstanding borrowings and investments where any changes in interest rates will affect future cash flows or the fair values of financial instruments.
The majority of debt is issued at fixed interest rates and changes in the floating rates of interest do not significantly affect the Group’s net interest charge, although the majority of cash and liquid investments earn floating rates of interest.
The table below hypothetically shows the Group’s sensitivity to changes in interest rates in relation to Sterling, US Dollar and Euro floating rate financial assets and liabilities. If the interest rates applicable to floating rate financial assets and liabilities were to have increased by 1% (100 basis points), and assuming other variables had remained constant, it is estimated that the Group’s finance income for 2021 would have decreased
by approximately £
11
million (2020 – £14 million increase). A 1% (100 basis points) movement in USD interest rates would cause an increase of £197 million to equity (2020 - £nil). A 1% (100 basis points) movement in interest rates EUR or Sterling is not deemed to have a material effect on equity.

	2021	2020

Income statement impact of interest rate movements	Increase/(decrease) in income £m	Increase/(decrease) in income £m
1% (100 basis points) increase in Sterling interest rates	(25)	8

1% (100 basis points) increase in US Dollar interest rates	11	28

1% (100 basis points) increase in Euro interest rates	3	(22)

GSK Annual Report 2021

Notes to the financial statements
continued
43. Financial instruments and related disclosures
continued

(h) Contractual cash flows for
non-derivative
financial liabilities and derivative instruments
The following tables provide an analysis of the anticipated contractual cash flows including interest payable for the Group’s non-derivative
financial liabilities on an undiscounted basis. For the purpose of this table, debt is defined as all classes of borrowings except for lease liabilities. Interest is calculated based on debt held at 31 December without taking account of future issuance. Floating rate interest is estimated using the prevailing interest rate at the balance sheet date. Cash flows in foreign currencies are translated using spot rates at 31 December.

At 31 December 2021	Debt £m	Interest on debt £m	Lease liabilities £m	Finance charge on lease liabilities £m	Trade payables and other liabilities not in net debt £m	Total £m
Due in less than one year	(3,399)	(686)	(203)	(25)	(16,432)	(20,745)

Between one and two years	(4,042)	(620)	(185)	(22)	(935)	(5,804)

Between two and three years	(1,582)	(574)	(120)	(19)	(893)	(3,188)

Between three and four years	(1,372)	(538)	(93)	(16)	(919)	(2,938)

Between four and five years	(1,428)	(500)	(73)	(14)	(924)	(2,939)

Between five and ten years	(4,440)	(2,046)	(205)	(44)	(2,703)	(9,438)

Greater than ten years	(7,033)	(2,639)	(136)	(13)	(1,571)	(11,392)

Gross contractual cash flows	(23,296)	(7,603)	(1,015)	(153)	(24,377)	(56,444)

At 31 December 2020	Debt £m	Interest on debt £m	Lease liabilities £m	Finance charge on lease liabilities £m	Trade payables and other liabilities not in net debt £m	Total £m
Due in less than one year	(3,493)	(725)	(230)	(34)	(14,554)	(19,036)

Between one and two years	(2,566)	(686)	(207)	(28)	(995)	(4,482)

Between two and three years	(4,078)	(621)	(126)	(22)	(897)	(5,744)

Between three and four years	(1,632)	(576)	(96)	(18)	(867)	(3,189)

Between four and five years	(1,407)	(539)	(86)	(15)	(883)	(2,930)

Between five and ten years	(6,018)	(2,177)	(239)	(47)	(3,169)	(11,650)

Greater than ten years	(6,997)	(2,985)	(133)	(16)	(1,529)	(11,660)
Gross contractual cash flows	(26,191)	(8,309)	(1,117)	(180)	(22,894)	(58,691)
The table below provides an analysis of the anticipated contractual cash flows for the Group’s derivative instruments excluding equity options which do not give rise to cash flows, and other embedded derivatives, which are not material, using undiscounted cash flows. Cash flows in foreign currencies are translated using spot rates at 31 December. The gross cash flows of foreign exchange contracts are presented for the purpose of this table although, in practice, the Group uses standard settlement arrangements to reduce its liquidity requirements on these instruments.

	2021				2020

	Gross cash inflows		Gross cash ouflows		Gross cash inflows		Gross cash outflows

	Forward starting interest rate swaps £m	Foreign exchange forward contracts and swaps £m	Forward starting interest rate swaps £m	Foreign exchange forward contracts and swaps £m	Cross currency interest rate swaps £m	Foreign exchange forward contracts and swaps £m	Cross currency interest rate swaps £m	Foreign exchange forward contracts and swaps £m
Less than one year	–	41,252	(13)	(41,290)	551	32,451	(569)	(32,508)

Between one and two years	12	–	(26)	–	–	–	–	–

Between two and three years	24	–	(26)	–	–	–	–	–

Between three and four years	28	–	(26)	–	–	–	–	–

Between four and five years	28	–	(26)	–	–	–	–	–

Greater than five years	259	–	(220)	–	–	–	–	–
Gross contractual cash flows	351	41,252	(337)	(41,290)	551	32,451	(569)	(32,508)

GSK Annual Report 2021

Notes to the financial statements
continued

44. Employee share schemes
GSK operates several employee share schemes, including the Share Value Plan, whereby awards are granted to employees to acquire shares or ADS in GlaxoSmithKline plc at no cost after a three-year vesting period and the Performance Share Plan, whereby awards are granted to employees to acquire shares or ADS in GlaxoSmithKline plc at no cost, subject to the achievement by the Group of specified performance targets. The granting of these restricted share awards has replaced the granting of options to employees as the cost of the schemes more readily equates to the potential gain to be made by the employee. The Group also operates savings related share option schemes, whereby options are granted to employees to acquire shares in GlaxoSmithKline plc at a discounted price.
Grants of restricted share awards are normally exercisable at the end of the three-year vesting or performance period. Awards are normally granted to employees to acquire shares or ADS in GlaxoSmithKline plc but in some circumstances may be settled in cash. Grants under savings-related share option schemes are normally exercisable after three years’ saving. In accordance with UK practice, the majority of options under the savings-related share option schemes are granted at a price 20% below the market price ruling at the date of grant. Options under historical share option schemes were granted at the market price ruling at the date of grant.
The total charge for share-based incentive plans in 2021 was £404 million (2020 – £393 million; 2019 – £432 million). Of this amount, £303 million (2020 – £313 million; 2019 – £302 million) arose from the Share Value Plan. See Note 9, ‘Employee Costs’ for further details.
GlaxoSmithKline share award schemes
Share Value Plan
Under the Share Value Plan, share awards are granted to certain employees at no cost. The awards vest after two and a half to three years and there are no performance criteria attached. The fair value of these awards is determined based on the closing share price on the day of grant, after deducting the expected future dividend yield of 3.8% (2020 – 5.0%; 2019 – 4.2%) over the duration of the award.

Number of shares and ADS issuable	Shares Number (000)	Weighted fair value	ADS Number (000)	Weighted fair value
At 1 January 2019	34,068		17,387

Awards granted	12,814	£15.85	7,008	$37.90

Awards exercised	(11,709)		(6,079)

Awards cancelled	(1,704)		(976)
At 31 December 2019	33,469		17,340

Awards granted	13,223	£13.60	7,411	$34.42

Awards exercised	(11,402)		(5,746)

Awards cancelled	(1,418)		(1,015)
At 31 December 2020	33,872		17,990

Awards granted	13,681	£13.30	7,280	$36.68

Awards exercised	(11,440)		(5,726)

Awards cancelled	(1,776)		(1,705)
At 31 December 2021	34,337		17,839
Performance Share Plan
Under the Performance Share Plan, share awards are granted to Directors and senior executives at no cost. The percentage of each award that vests is based upon the performance of the Group over a defined measurement period with dividends reinvested during the same period. For awards granted from 2016 to 2019, the performance conditions are based on three equally weighted measures over a three-year performance period. These were adjusted free cash flow, TSR and R&D new product performance. For awards granted from 2020, the performance conditions are based on four measures over a three-year performance period. These are adjusted free cash flow (30%), TSR (30%), R&D new product performance (20%) and pipeline progress (20%).
The fair value of the awards is determined based on the closing share price on the day of grant. For TSR performance elements, this is adjusted by the likelihood of that condition being met, as assessed at the time of grant.
During 2021, awards were made of 4.9 million shares at a weighted fair value of £10.69 and 1.6 million ADS at a weighted fair value of $29.40. At 31 December 2021, there were outstanding awards over 13.7 million shares and 3.8 million ADS.

GSK Annual Report 2021

Notes to the financial statements
continued
44. Employee share schemes
continued

Share options and savings-related options
For the purposes of valuing savings-related options to arrive at the share-based payment charge, a Black-Scholes option pricing model has been used. The assumptions used in the model are as follows:

	2021 Grant	2020 Grant	2019 Grant
Risk-free interest rate	0.74%	(0.07)%	0.44%

Dividend yield	3.8%	6.2%	4.5%

Volatility	27%	27%	22%

Expected life	3 years	3 years	3 years

Savings-related options grant price (including 20% discount)	£12.07	£10.34	£14.15

Options outstanding	Savings-related share option schemes

	Number 000	Weighted exercise price
At 31 December 2021	7,165	£11.58
Range of exercise prices on options outstanding at year end	£10.34	– £14.15
Weighted average market price on exercise during year		£13.30
Weighted average remaining contractual life		2.1 years
Options over 1.9 million shares were granted during the year under the savings-related share option scheme at a weighted average fair value of £3.22. At 31 December 2021, 5.3 million of the savings-related share options were not exercisable.
There has been no change in the effective exercise price of any outstanding options during the year.
Employee Share Ownership Plan Trusts
The Group sponsors Employee Share Ownership Plan (ESOP) Trusts to acquire and hold shares in GlaxoSmithKline plc to satisfy awards made under employee incentive plans and options granted under employee share option schemes. The trustees of the ESOP Trusts purchase shares with finance provided by the Group by way of loans or contributions. The costs of running the ESOP Trusts are charged to the income statement. Shares held by the ESOP Trusts are deducted from other reserves and amortised down to the value of proceeds, if any, receivable from employees on exercise by a transfer to retained earnings. The trustees have waived their rights to dividends on the shares held by the ESOP Trusts. On 10 February 2022, 50.3 million treasury shares were transferred to the ESOP Trusts after which the Trusts held 72.9 million shares against the exercise of share options and share rewards.

Shares held for share award schemes	2021	2020
Number of shares (000)	23,065	48,835

	£m	£m
Nominal value	6	12

Carrying value	27	194

Market value	371	655

Shares held for share option schemes	2021	2020
Number of shares (000)	139	139

	£m	£m
Nominal value	–	–

Carrying value	1	1

Market value	2	2

GSK Annual Report 2021

Notes to the financial statements
continued

45. Principal Group companies
The following represent the principal subsidiaries and their countries of incorporation of the Group at 31 December 2021. The equity share capital of these entities is shown in the percentage columns. All companies are incorporated in their principal country of operation except where stated.

England	%

Glaxo Group Limited	100.00

Glaxo Operations UK Limited	100.00

GlaxoSmithKline Capital plc	100.00

GlaxoSmithKline Consumer Healthcare Holdings Limited*	100.00

GlaxoSmithKline Consumer Healthcare (UK) Trading Limited	68.00

GlaxoSmithKline Consumer Trading Services Limited	68.00

GlaxoSmithKline Export Limited	100.00

GlaxoSmithKline Finance plc	100.00

GlaxoSmithKline Holdings Limited*	100.00

GlaxoSmithKline Research & Development Limited	100.00

GlaxoSmithKline Services Unlimited*	100.00

GlaxoSmithKline UK Limited	100.00

GlaxoSmithKline US Trading Limited	100.00

Glaxo Wellcome UK Limited	100.00

Setfirst Limited	100.00

SmithKline Beecham Limited	100.00

ViiV Healthcare Finance Limited	78.30

ViiV Healthcare Limited	78.30

ViiV Healthcare UK Limited	78.30

Europe	%

GlaxoSmithKline Biologicals SA (Belgium)	100.00

GlaxoSmithKline Santé Grand Public (France)	68.00

Laboratoire GlaxoSmithKline (France)	100.00

ViiV Healthcare SAS (France)	78.30

GlaxoSmithKline Consumer Healthcare GmbH & Co. KG (Germany)	68.00

GlaxoSmithKline GmbH & Co. KG (Germany)	100.00

GSK Vaccines GmbH (Germany)	100.00

GlaxoSmithKline Consumer Healthcare S.r. l (Italy)	68.00

GlaxoSmithKline S.p.A. (Italy)	100.00

GSK Vaccines S.r.l. (Italy)	100.00

ViiV Healthcare S.r.l. (Italy)	78.30

Pfizer Consumer Manufacturing Italy S.r.l. (Italy)	68.00

GSK Services Sp z o.o. (Poland)	100.00

GlaxoSmithKline Trading Services Limited (Republic of Ireland)**	100.00

GlaxoSmithKline Healthcare AO (Russia)	68.00

JSC GlaxoSmithKline Trading (Russia)	100.00

GlaxoSmithKline S.A. (Spain)	100.00

Laboratorios ViiV Healthcare, S.L. (Spain)	78.30

GSK Consumer Healthcare SARL (Switzerland)	68.00

US	%

Alacer Corp	68.00

Block Drug Company, Inc.	68.00

Corixa Corporation	100.00

GlaxoSmithKline Capital Inc.	100.00

GlaxoSmithKline Consumer Healthcare Holdings (US) LLC	68.00

GlaxoSmithKline Consumer Healthcare, L.P.	59.84

GlaxoSmithKline Holdings (Americas) Inc.	100.00

GlaxoSmithKline LLC	100.00

Human Genome Sciences, Inc.	100.00

GSK Consumer Health, Inc.	68.00

GSK Equity Investments, Limited	100.00

Stiefel Laboratories, Inc.	100.00

Tesaro, Inc.	100.00

ViiV Healthcare Company	78.30

Others	%

GlaxoSmithKline Australia Pty Ltd (Australia)	100.00

GlaxoSmithKline Consumer Healthcare Australia Pty Ltd (Australia)	68.00

GlaxoSmithKline Brasil Limitada (Brazil)	100.00

GlaxoSmithKline Consumer Healthcare ULC/GlaxoSmithKline Soins De Sante Aux Consommateurs SRI (Canada)	68.00

GlaxoSmithKline Inc. (Canada)	100.00

ID Biomedical Corporation of Quebec (Canada)	100.00

PF Consumer Healthcare Canada ULC/PF Soins De Sante SRI (Canada)	68.00

GlaxoSmithKline Limited (China (Hong Kong))	100.00

Sino-American Tianjin Smith Kline & French Laboratories Ltd (China)	37.40

Wyeth Pharmaceutical Co. Ltd (China)	68.00

GlaxoSmithKline Asia Private Limited (India)	100.00

GlaxoSmithKline Pharmaceuticals Limited (India)	75.00

GlaxoSmithKline Consumer Healthcare Japan K.K. (Japan)	68.00

GlaxoSmithKline K.K. (Japan)	100.00

GlaxoSmithKline Pakistan Limited (Pakistan)	82.60

Glaxo Wellcome Manufacturing Pte Ltd. (Singapore)	100.00

GlaxoSmithKline Korea Limited (Republic of Korea)	100.00

*	Directly held wholly-owned subsidiary of GlaxoSmithKline plc.
** Head office in England.
The subsidiaries and associates listed above principally affect the figures in the Group’s financial statements. Each of
GlaxoSmithKline Capital Inc., GlaxoSmithKline Capital plc and GlaxoSmithKline LLC, is a wholly-owned finance subsidiary of the company, and the company has fully and unconditionally guaranteed the securities issued by each of GlaxoSmithKline Capital Inc., GlaxoSmithKline Capital plc and GlaxoSmithKline LLC.
See pages 299 to 310 for a complete list of subsidiary undertakings, associates and joint ventures, which form part of these financial statements.

GSK Annual Report 2021

Notes to the financial statements
continued

46. Legal proceedings

The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust, consumer fraud and governmental investigations. The most significant of these matters, other than tax matters, are described below. The Group makes provision for these proceedings on a regular basis as summarised in Note 2, ‘Accounting principles and policies’ and Note 31, ‘Other provisions’. Note 2 also describes when disclosure is made of proceedings for which there is no provision. Legal expenses incurred and provisions related to legal claims are charged to selling, general and administration costs. The Group does not believe that information about the amount sought by plaintiffs, if that is known, would be meaningful with respect to those legal proceedings. This is due to a number of factors, including, but not limited to, the stage of proceedings, the entitlement of parties to appeal a decision and clarity as to theories of liability, damages and governing law.
At 31 December 2021, the Group’s aggregate provision for legal and other disputes (not including tax matters described in Note 14, ‘Taxation’) was £196 million. There can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial statements. If this were to happen, it could have a material adverse impact on the results of operations of the Group in the reporting period in which the judgements are incurred or the settlements entered into.
Intellectual property
Intellectual property claims include challenges to the validity and enforceability of the Group’s patents on various products or processes as well as assertions of non-infringement
of those patents. A loss in any of these cases could result in loss of patent protection for the product at issue. The consequences of any such loss could be a significant decrease in sales of that product and could materially affect future results of operations for the Group.
Coreg
In 2014, GSK initiated suit against Teva for inducing infringement of its patent relating to the use of carvedilol (Coreg) in decreasing mortality caused by congestive heart failure. In June 2017, the case proceeded to a jury trial in the US District Court for the District of Delaware. The jury returned a verdict in GSK’s favour, awarding GSK lost profits and reasonable royalties for a total award of $235.51 million. On 29 March 2018, the trial judge ruled on post-trial motions filed by Teva and found that substantial evidence at trial did not support the jury’s finding of induced infringement, overturning the jury award. GSK appealed, and on 2 October 2020, a divided panel of the Court of Appeals for the Federal Circuit reversed the district court’s ruling and reinstated the jury award in GSK’s favour. On 2 December 2020, Teva filed a petition for rehearing en banc. The court granted Teva’s petition, but only for a rehearing by the three-member panel that issued the original decision. On 5 August 2021, the original panel issued its rehearing opinion where the majority again reinstated the jury’s damages award of $235.51 million in GSK’s favour. Teva again filed a petition for rehearing en banc which was rejected by the Court of Appeals for the Federal Circuit on 11 February 2022.
Dolutegravir Proceedings
– Tivicay/Triumeq
In 2017, ViiV Healthcare received patent challenge letters under the Hatch-Waxman Act from Cipla, Dr. Reddy’s Labs and Apotex for
Triumeq
and
Tivicay
; letters from Lupin and Mylan for
Triumeq
; and a letter from Sandoz for
Tivicay
. ViiV Healthcare lists two patents in the FDA Orange Book for
Tivicay
and
Triumeq
. One patent covers the molecule dolutegravir and expires on 5 October 2027. The second patent claims a crystal form of dolutegravir and expires on 8 December 2029. All the letters challenged only the later-expiring crystal form patent. Several of the generic companies allege only that the crystal form patent is invalid, while others claim the crystal form patent is both invalid and not infringed by their proposed products. In 2017, ViiV Healthcare filed patent infringement suits against all six generic companies. Settlements have been reached in all litigations.
In September 2021, ViiV Healthcare received a paragraph IV letter from Lupin relating to the
Tivicay
5mg dosage for oral suspension, challenging only the crystal form patent. On 2 November 2021, ViiV Healthcare filed suit against Lupin in the US District Court for the District of Delaware. No trial date has yet been set.
– Dovato
In September 2019, ViiV Healthcare received a paragraph IV letter from Cipla relating to
Dovato
and challenging only the crystal form patent. On 4 November 2019, ViiV Healthcare filed suit against Cipla in the US District Court for the District of Delaware. No trial date has yet been set.
– Juluca
In January 2020, ViiV Healthcare received a paragraph IV letter from Lupin relating to
Juluca
and challenging the crystal form patent as well as a patent relating to the combination of dolutegravir and rilpivirine that expires on 24 January 2031. On 28 February 2020, ViiV Healthcare filed suit against Lupin on both patents. Additionally, on 12 June 2020, Cipla sent ViiV Healthcare a paragraph IV letter related to
Juluca
, and on 22 July 2020, ViiV Healthcare filed suit against Cipla in federal court in Delaware. The court has yet to set a trial date in either matter.
– Litigation Against Gilead Sciences, Inc.
On 7 February 2018, ViiV Healthcare filed patent infringement litigation regarding bictegravir against Gilead Sciences, Inc. (Gilead) in the US District Court for the District of Delaware and Canadian federal court. ViiV Healthcare alleged that Gilead’s triple combination HIV drug containing the HIV integrase inhibitor bictegravir infringes ViiV Healthcare’s patent covering dolutegravir and other compounds that include dolutegravir’s unique chemical scaffold. ViiV Healthcare also commenced actions in the UK, France, Germany, Japan, Ireland, South Korea and Australia against Gilead, alleging that Gilead’s Biktarvy infringes certain of ViiV Healthcare’s HIV integrase inhibitor patents. ViiV Healthcare has agreed to settle the global patent infringement litigation between GSK, Shionogi (a shareholder of ViiV Healthcare) and Gilead concerning ViiV Healthcare’s patents relating to dolutegravir. Details regarding the global settlement and licensing agreement can be found in Note 47, ‘Post balance sheet events’.

GSK Annual Report 2021

Notes to the financial statements
continued
46. Legal proceedings
continued

Product liability
The Group is currently a defendant in a number of product liability lawsuits.
Avandia
There are two pending US class actions brought by third-party payers which assert claims under the Racketeer Influenced and Corrupt Organizations Act (RICO) and state consumer protection laws. In December 2019, the Third Circuit Court of Appeals reversed the summary judgements granted in favour of the Group and remanded the third-party payer cases back to district court. Discovery is underway in the district court but no trial dates have yet been set. It is possible that a class certification hearing will be held in early 2023.
PPI litigation
Certain members of the Group are defendants in the ongoing proton pump inhibitor (PPI) litigation, in which plaintiffs allege that their use of PPIs caused serious bodily injuries, including acute kidney injury, chronic kidney disease and end-stage
renal failure. As of January 2022, there are approximately 1,500 Prevacid 24HR personal injury lawsuits and approximately 2,300 Nexium 24HR cases pending against the Group, nearly all of which are pending in a Multidistrict Litigation (MDL) proceeding in the District of New Jersey. Manufacturers of other PPIs, including both prescription and OTC products, also are named as co-defendants
in the MDL. The Group has filed motions to dismiss several hundred cases, but the MDL court has not yet ruled on those motions. The first PPI bellwether trial was delayed due to the ongoing
COVID-19
pandemic and is now set for October 2022 but will not involve the Group. In addition to the MDL cases, a small number of cases are pending in state courts.
Zantac
In 2019, the Group was contacted by several regulatory authorities regarding the detection of N-Nitroso-dimethylamine (NDMA) in
Zantac
(ranitidine) products. Based on information available at the time and correspondence with regulators, the Group made the decision to suspend the release, distribution and supply of all dose forms of
Zantac
to all markets pending the outcome of the ongoing tests and investigations. Also, as a precautionary action, the Group made the decision to initiate a voluntary pharmacy/retail level recall of
Zantac
products globally.
On 30 April 2020, the European Medicines Agency (EMA) recommended the suspension of ranitidine medicines. Following the publication of the EMA’s recommendation, the Company communicated a decision not to re-enter
the market. In the US, FDA requested that all manufacturers withdraw ranitidine products from the market.
The Group has been named as a defendant in approximately 2,150 US personal injury claims and numerous unfiled claims registered in a census required by the Court presiding over the
Zantac
Multidistrict Litigation (MDL) proceeding. Class actions alleging economic injury and a third-party payer class action also have been filed in federal court. Outside the US, there are three class actions pending against the Group in Canada, along with a class action in Israel. Among the state court cases naming the Group, the first bellwether trial in California is currently scheduled to begin 10 October 2022 and a trial has been scheduled in Madison County, Illinois to proceed on
22 August 2022.
On 6 February 2020, the US product liability litigation was assigned MDL status in the Southern District of Florida. The Group has filed several rounds of Motions to Dismiss in the MDL resulting in the following position: 1) the Court ruled in favour of the Group’s motion on innovator liability; that issue is on appeal; 2) the Court ruled in favour of Defendants with respect to the Third Party Payor Class Action; Plaintiffs opted not to replead their action and these issues are now on appeal; 3) the Court dismissed RICO claims from the Economic Loss Class Action but allowed the class to move forward on plaintiffs misbranding theory; and 4) the Medical Monitoring and Economic Loss class actions are allowed to move forward. Generics, retailers and packagers have been dismissed from the cases.
In the MDL, plaintiffs were required to identify the types of cancer that they wished to pursue and identified 10 different types. In November 2021, plaintiffs withdrew from consideration breast cancer and kidney cancer, reducing the number of types of cancer from 10 to 8. In January 2022, plaintiffs withdrew from consideration colorectal, prostate and lung and will proceed only as to the following five types of cancer: bladder, esophageal, gastric, liver and pancreatic.
In addition to the class action litigation, on 20 March 2020, the Department of Justice (DOJ) sent the Group notice of a civil investigation it had opened into allegations of False Claims Act violations by the Group related to
Zantac
. On 18 June 2020, the DOJ served a Civil Investigative Demand on the Group, formalizing its request for documents. On the same day, the New Mexico Attorney General filed a lawsuit against multiple defendants, including the Group, alleging violations of state consumer protection and false advertising statutes, among other claims.

GSK Annual Report 2021

Notes to the financial statements
continued
46. Legal proceedings
continued

Zofran
The Group was a defendant in over 400 product liability cases involving Zofran pending in a Multidistrict Litigation (MDL) proceeding in the District of Massachusetts. The cases alleged that children suffered birth defects due to their mothers’ ingestion of Zofran and/or generic ondansetron for pregnancy-related nausea and vomiting. Plaintiffs asserted that the Group sold Zofran knowing it was unsafe for pregnant women, failed to warn of the risks and illegally marketed Zofran
“off-label”
for use by pregnant women.
On 1 June 2021, the MDL Court granted the Group’s motion for summary judgment on federal preemption grounds. The Court found that the FDA was fully informed of all relevant safety information regarding Zofran and had repeatedly rejected any attempt to add a birth defect warning to the label. The Court granted judgment for the Group in all cases pending in the MDL and closed the MDL proceeding. On 1 July 2021, Plaintiffs filed an appeal of the preemption decision to the United States Court of Appeals for the First Circuit. The appeal is pending.
The Group is also a defendant in two state court cases and four proposed class actions in Canada.
Sales and marketing and regulation
The Group’s marketing and promotion of its Pharmaceutical and Vaccine products are the subject of certain governmental investigations and private lawsuits brought by litigants under various theories of law.
GSK Korea – Proceedings under Fair Trade Laws
In August 2020, GSK Korea was indicted under Korea’s Monopoly Regulation and Fair Trade laws in relation to government tenders of HPV (
Cervarix
) and PCV
(Synflorix)
vaccines in 2018 and 2019. The prosecutor has alleged that GSK Korea, through the actions of at least one of its employees, interfered with the tender process under the National Immunisation Programme by using “straw bidders.”
One employee also has been charged in his individual capacity by the prosecutor in relation to the same matter. Further, a number of wholesalers are co-defendants
in the proceedings. The Korea Fair Trade Commission also has commenced an investigation of GSK Korea regarding the same matter. GSK Korea is cooperating with the authorities on these matters. Proceedings are ongoing.
Anti-trust/competition
Certain governmental actions and private lawsuits have been brought against the Group alleging violation of competition or anti-trust laws.
UK Competition and Markets Authority investigation
On 12 February 2016, the UK Competition and Markets Authority (CMA) issued a decision fining the Group £37.6 million for infringement of the Competition Act, in connection with agreements to settle patent disputes the Group entered into in 2001 and 2002 with potential suppliers of generic paroxetine formulations.
The Group appealed to the Competition Appeal Tribunal (CAT), which delivered its initial judgement on 8 March 2018 but referred certain questions of law to the European Union Court of Justice (ECJ). On 30 January 2020, the ECJ issued its judgement endorsing, in general, the approach undertaken by the CMA in its original decision. On 10 May 2021, the CAT delivered its final judgement and held that GSK had infringed applicable competition law but reduced the fine imposed on the Group from £37.6 million to £22.2 million. This litigation is now closed.
Lamictal
Purported classes of direct purchasers filed suit in the US District Court for the District of New Jersey alleging that the Group and Teva Pharmaceuticals unlawfully conspired to delay generic competition for
Lamictal
, resulting in overcharges to the purchasers, by entering into an allegedly anti-competitive reverse payment settlement to resolve patent infringement litigation. A separate count accuses the Group of monopolising the market.
On 13 December 2018, the trial judge granted plaintiffs’ class certification motion, certifying a class of direct purchasers. The Group filed a Rule 23(f) motion in the Court of Appeals for the Third Circuit, challenging the class certification decision. On 22 April 2020, the Court of Appeals vacated the lower court’s grant of class certification and remanded the issue back to the lower court for further analysis.
On 9 October 2020, the district court heard argument on plaintiffs’ renewed motion for class certification after remand. On 9 April 2021, the district court denied Plaintiffs’ motion for class certification of the putative direct purchaser class, leaving a potential class of brand-only purchasers. Plaintiffs moved to supplement their expert report and seek additional discovery to support the addition of certain generic purchasers. On 21 January 2022, the district court denied Plaintiffs’ motion to supplement their expert report and seek additional discovery and held that the issue of generic purchasers had already been decided and denied in the court’s ruling on decertification. The parties will now move to briefing on class certification as to the remaining brand-only purchasers.

GSK Annual Report 2021

Notes to the financial statements
continued

47. Post balance sheet events
On 1 February 2022, ViiV Healthcare reached agreement with Gilead to settle the global patent infringement litigation relating to the commercialisation of Gilead’s Biktarvy concerning ViiV Healthcare’s patents relating to dolutegravir, an anti
-
retroviral medication used, together with other medicines, to treat human immunodeficiency virus (HIV). Under the terms of the global settlement and licensing agreement, Gilead made an upfront payment of $1.25 billion to ViiV Healthcare on 15 February 2022. In addition, Gilead will also pay a 3% royalty on all future US sales of Biktarvy and in respect of the bictegravir component of any other future bictegravir-containing products sold in the US. These royalties will be payable by Gilead to ViiV Healthcare from 1 February 2022 until the expiry of ViiV Healthcare’s US Patent No. 8,129,385 on 5 October 2027. Gilead’s obligation to pay royalties does not extend into any period of regulatory paediatric exclusivity, if awarded.

The settlement resulted in a
re-measurement
of the existing liabilities for contingent consideration and the Pfizer put option at the 2021 year end. The upfront payment is a contingent asset at the balance sheet date as its receipt was not considered virtually certain at that date and therefore it will be recognised in Q1 2022 as Other operating income. As a result of the settlement, patent infringement cases in the US, UK, France, Ireland, Germany, Japan,
South
Korea, Australia, and Canada will be discontinued.

GSK Annual Report 2021

Company balance sheet – UK GAAP
(including FRS 101 ‘Reduced Disclosure Framework’) as at 31 December 2021

	Notes	2021 £m	2021 £m	2020 £m	2020 £m
Fixed assets – investments	E		54,995		54,992

Current assets:

Trade and other receivables	F		2,720		1,689

Cash at bank			17		14

Total current assets			2,737		1,703

Trade and other payables	G		(598)		(531)

Total current liabilities			(598)		(531)

Net current assets			2,139		1,172

Total assets less current liabilities			57,134		56,164

Provisions for liabilities	H		(12)		(7)

Other non-current liabilities	I		(458)		(457)

Net assets			56,664		55,700

Capital and reserves

Share capital	J		1,347		1,346

Share premium account	J		3,301		3,281

Other reserves	K		1,420		1,420

Retained earnings:

At 1 January		49,653		49,206

Profit/(loss) for the year		4,942		3,893

Other changes in retained earnings		(3,999)		(3,446)

	K		50,596		49,653

Equity shareholders’ funds			56,664		55,700
The financial statements on pages 252 to 256 were approved by the Board on 28 February 2022 and signed on its behalf by
Sir Jonathan Symonds
Chairman
GlaxoSmithKline plc
Registered number: 3888792
Company statement of changes in equity
for the year ended 31 December 2021

	Share capital £m	Share premium account £m	Other reserves £m	Retained earnings £m	Total equity £m
At 1 January 2020	1,346	3,174	1,420	49,206	55,146

Profit and Total comprehensive income attributable to shareholders	–	–	–	3,893	3,893

Dividends to shareholders	–	–	–	(3,977)	(3,977)

Shares issued under employee share schemes	–	29	–	–	29

Treasury shares transferred to the ESOP Trusts	–	78	–	531	609

At 31 December 2020	1,346	3,281	1,420	49,653	55,700

Profit and Total comprehensive income attributable to shareholders	–	–	–	4,942	4,942

Dividends to shareholders	–	–	–	(3,999)	(3,999)

Shares issued under employee share schemes	1	20	–	–	21

At 31 December 2021	1,347	3,301	1,420	50,596	56,664

GSK Annual Report 2021

Notes to the company balance sheet –
UK GAAP
(including FRS 101 ‘Reduced Disclosure Framework’)

A) Presentation of the financial statements
Description of business
GlaxoSmithKline plc is the parent company of GSK, a major global healthcare group which is engaged in the creation and discovery, development, manufacture and marketing of pharmaceutical products, including vaccines, over-the-counter
(OTC) medicines and health-related consumer products.
Preparation of financial statements
The financial statements, which are prepared using the historical cost convention (as modified to include the revaluation of certain financial instruments) and on a going concern basis, are prepared in accordance with Financial Reporting Standard 101 ‘Reduced Disclosure Framework’ and with UK accounting presentation and the Companies Act 2006 as at 31 December 2021, with comparative figures as at 31 December 2020.
As permitted by section 408 of the Companies Act 2006, the income statement of the company is not presented in this Annual Report.
The company is included in the Group financial statements of GlaxoSmithKline plc, which are publicly available.
The following exemptions from the requirements of IFRS have been applied in the preparation of these financial statements, in accordance with FRS 101:

-	Paragraphs 45(b) and 46 to 52 of IFRS 2, ‘Share-based payment’

-	IFRS 7, ‘Financial Instruments – Disclosures’

-	Paragraphs 91-99 of IFRS 13, ‘Fair value measurement’

-	Paragraph 38 of IAS 1, ‘Presentation of financial statements’ comparative information requirements in respect of paragraph 79(a) (iv) of IAS 1

-	Paragraphs 10(d), 10(f), 16, 38(A), 38 (B to D), 40 (A to D), 111 and 134 to 136 of IAS 1, ‘Presentation of financial statements’

-	IAS 7, ‘Statement of cash flows’

-	Paragraph 30 and 31 of IAS 8, ‘Accounting policies, changes in accounting estimates and errors’

-	Paragraph 17 of IAS 24, ‘Related party disclosures’ and the further requirement in IAS 24 to disclose related party transactions entered into between two or more members of a Group.
Accounting convention and standards
The balance sheet has been prepared using the historical cost convention and complies with applicable UK accounting standards.
Accounting principles and policies
The preparation of the balance sheet in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual amounts could differ from those estimates.
The balance sheet has been prepared in accordance with the company’s accounting policies approved by the Board and described in Note B. These policies have been consistently applied, unless otherwise stated.
Key accounting judgements and estimates
No key accounting judgements or estimates were required in the current year.
B) Accounting policies
Foreign currency transactions
Foreign currency transactions are recorded at the exchange rate ruling on the date of transaction. Foreign currency assets and liabilities are translated at rates of exchange ruling at the balance sheet date.
Dividends paid and received
Dividends paid and received are included in the financial statements in the period in which the related dividends are actually paid or received.
Expenditure
Expenditure is recognised in respect of goods and services received when supplied in accordance with contractual terms. Provision is made when an obligation exists for a future liability in respect of a past event and where the amount of the obligation can be reliably estimated.
Investments in subsidiary companies
Investments in subsidiary companies are held at cost less any provision for impairment and also includes a capital contribution in relation to movements in contingent consideration.
Impairment of investments
The carrying value of investments are reviewed for impairment when there is an indication that the investment might be impaired. One of the assessment methods used is to compare the carrying value of each investment against its share of the net assets value of the investment or against its share of the valuation of the subsidiary based on expected discounted cash flows. The total amount of investments is also evaluated against the Group’s valuation on the basis of overall market capitalisation. Any impairment charge is recognised in the income statement in the year concerned.
Share-based payments
The issuance by the company to its subsidiaries of a grant over the company’s shares, represents additional capital contributions by the company in its subsidiaries. An additional investment in subsidiaries results in a corresponding increase in shareholders’ equity. The additional capital contribution is based on the fair value of the grant issued, allocated over the underlying grant’s vesting period.

GSK Annual Report 2021

Notes to the company balance sheet – UK GAAP
(including FRS 101 ‘Reduced Disclosure Framework’) continued

Taxation
Current tax is provided at the amounts expected to be paid applying tax rates that have been enacted or substantively enacted by the balance sheet date.
Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are only recognised to the extent that they are considered recoverable against future taxable profits.
Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the temporary differences are expected to be realised or settled. Deferred tax liabilities and assets are not discounted.
Financial guarantees
Liabilities relating to guarantees issued by the company on behalf of its subsidiaries are initially recognised at fair value and amortised over the life of the guarantee.
C) Operating profit
A fee of £12,600 (2020 – £12,600) relating to the audit of the company has been charged in operating profit.
D) Dividends
The directors declared four interim dividends resulting in a dividend for the year of 80 pence, in line with the dividend for 2020. For further details, see Note 16 to the Group financial statements, ‘Dividends’.

E) Fixed assets – investments

	2021 £m	2020 £m

Shares in GlaxoSmithKline Services Unlimited	637	637

Shares in GlaxoSmithKline Holdings (One) Limited	18	18

Shares in GlaxoSmithKline Holdings Limited	17,888	17,888

Shares in GlaxoSmithKline Consumer Healthcare Holdings Limited	34,800	34,800

Shares in GlaxoSmithKline Mercury Limited	33	33

	53,376	53,376

Capital contribution relating to share-based payments	1,139	1,139

Contribution relating to contingent consideration	480	477

	54,995	54,992
F) Trade and other receivables

	2021 £m	2020 £m

Amounts due within one year:

UK Corporation tax recoverable	9	10

Amounts owed by Group undertakings	2,319	1,231

	2,328	1,241

Amounts due after more than one year:

Amounts owed by Group undertakings	392	448

	2,720	1,689
The movement in the Amounts owed by Group undertakings in the period, as reflected within Notes 7 and 8, primarily reflects the receipt of dividend income from subsidiaries and utilisation of the company’s current account to fund the payment of the third and fourth interim 2020 dividends as well as the first and second interim dividends for 2021.

GSK Annual Report 2021

Notes to the company balance sheet – UK GAAP
(including FRS 101 ‘Reduced Disclosure Framework’) continued

G) Trade and other payables

	2021 £m	2020 £m
Amounts due within one year:

Other creditors	457	511

Contingent consideration payable	22	20

Amounts owed to Group undertakings	119	–

	598	531
The company has guaranteed debt issued by its subsidiary companies from one of which it receives fees. In aggregate, the company has outstanding guarantees over £22.4 billion of debt instruments (2020 – £24.9 billion). The amounts due from the subsidiary company in relation to these guarantee fees will be recovered over the life of the bonds and are disclosed within ‘Trade and other receivables’ (see Note F).
H) Provisions for liabilities

	2021 £m	2020 £m
At 1 January	7	4

Charge for the year	24	15

Utilised	(19)	(12)

At 31 December	12	7
The provisions relate to a number of legal and other disputes in which the company is currently involved.
I) Other
non-current
liabilities

	2021 £m	2020 £m
Contingent consideration payable	458	457
The contingent consideration relates to the amount payable for the acquisition in 2015 of the Novartis Vaccines portfolio. The current year liability is included within ‘Trade and other payables’. For further details, see Note 32 to the Group financial statements, ‘Contingent consideration liabilities’.

GSK Annual Report 2021

Notes to the company balance sheet – UK GAAP
(including FRS 101 ‘Reduced Disclosure Framework’) continued

J) Share capital and share premium account

	Ordinary Shares of 25p each		Share premium account

	Number	£m	£m
Share capital issued and fully paid

At 1 January 2020	5,383,102,231	1,346	3,174

Issued under employee share schemes	2,087,386	–	29

Ordinary shares acquired by ESOP trusts	–	–	78

At 31 December 2020	5,385,189,617	1,346	3,281

Issued under employee share schemes	1,825,442	1	20

At 31 December 2021	5,387,015,059	1,347	3,301

	31 December 2021 000		31 December 2020 000
Number of shares issuable under employee share schemes	75,210		48,205
Number of unissued shares not under option	4,537,775		4,566,605
At 31 December 2021, of the issued share capital, 23,205,289 (2020 – 48,975,304) shares were held in the ESOP Trusts, 355,205,950 (2020 – 355,205,950) shares were held as Treasury shares and 5,008,603,820 (2020 – 4,981,008,363) shares were in free issue. All issued shares are fully paid. The nominal, carrying and market values of the shares held in the ESOP Trusts are disclosed in Note 44, ‘Employee share schemes’. On 10 February 2022, 50.3 million treasury shares were transferred to the ESOP Trusts after which the Trusts held 72.9 million shares against the exercise of share options and share rewards.
K) Retained earnings and other reserves
The profit of GlaxoSmithKline plc for the year was £4,942 million (2020 – £3,893 million profit). After dividends paid of £3,999 million (2020 – £3,977 million), and the effect of £nil Treasury shares transferred to a subsidiary company (2020 – £531 million) retained earnings at 31 December 2021 stood at £50,596 million (2020 – £49,653 million), of which £38,896 million was unrealised (2020 – £38,896 million). Dividends to shareholders are paid out of the realised profits of the company, which at 31 December 2021 amounted to £11,700 million (2020 – £10,757 million).
Other reserves includes a capital redemption reserve and a reserve reflecting historical contributions of shares in the company which were issued to satisfy share option awards granted to employees of subsidiary companies.
L) Group companies
See pages
299 to 310 for a complete list of subsidiaries, associates, joint ventures and other significant shareholdings, which forms part of these financial statements.

GSK Annual Report 2021

GSK Annual Report 2021

Financial record

Quarterly trend
An unaudited analysis of the Group results is provided by quarter in Sterling for the financial year 2021.
Income statement – Total

	12 months 2021			Q4 2021

		Reported			Reported

	£m	£%	CER%	£m	£%	CER%
Turnover
Pharmaceuticals	17,729	4	10	5,221	20	25

Vaccines	6,778	(3)	2	1,809	(10)	(7)

Consumer Healthcare	9,607	(4)	–	2,497	6	10

Total turnover	34,114	–	5	9,527	9	13

Cost of sales	(11,603)	(1)	2	(3,680)	16	19

Selling, general and administration	(10,975)	(4)	–	(3,260)	3	6

Research and development	(5,278)	4	7	(1,448)	(2)	1

Royalty income	419	32	32	135	48	46

Other operating income/(expense)	(476)			(379)
Operating profit	6,201	(20)	(9)	895	(16)	1

Net finance costs	(756)			(187)

Loss on disposal of interest in associates	(36)			–

Share of after-tax profits/(losses) of associates and joint ventures	33			(2)

Profit before taxation	5,442	(22)	(10)	706	(14)	8

Taxation	(346)			224

Tax rate %	6.4%			(31.7)%
Profit after taxation for the period	5,096	(20)	(9)	930	11	30

Profit attributable to non-controlling interests	711			181

Profit attributable to shareholders	4,385			749
Basic earnings per share (pence)	87.6p	(24)	(13)	15.0p	10	31
Diluted earnings per share (pence)	86.6p			14.7p

Income statement – Adjusted

Total turnover	34,114	–	5	9,527	9	13

Cost of sales	(10,726)	5	8	(3,496)	25	28

Selling, general and administration	(10,225)	(5)	(1)	(2,908)	(1)	2

Research and development	(4,776)	4	8	(1,365)	5	7

Royalty income	419	32	32	135	48	46
Operating profit	8,806	(1)	9	1,893	4	15

Net finance costs	(753)			(186)

Share of after-tax profits/(losses) of associates and joint ventures	33			(2)
Profit before taxation	8,086	–	11	1,705	8	20

Taxation	(1,415)			(177)

Tax rate %	17.5%			10.4%
Profit after taxation for the period	6,671	(2)	9	1,528	13	25

Profit attributable to non-controlling interests	1,006			248

Profit attributable to shareholders	5,665			1,280
Adjusted earnings per share (pence)	113.2p	(2)	9	25.6p	9	22

The calculation of Adjusted results is described on page 56.

GSK Annual Report 2021

Financial record
continued
Quarterly trend
continued

Q3 2021				Q2 2021				Q1 2021
		Reported				Reported				Reported
£m		£%	CER%	£ m		£%	CER%	£ m		£%	CER%

4,397		5	10	4,229		3	12	3,882		(12)	(8)

2,174		7	13	1,571		39	49	1,224		(32)	(30)

2,506		3	8	2,292		(4)	3	2,312		(19)	(16)

9,077		5	10	8,092		6	15	7,418		(18)	(15)

(2,889)		-	3	(2,554)		4	9	(2,480)		(22)	(21)

(2,646)		(1)	4	(2,642)		(2)	3	(2,427)		(17)	(15)

(1,490)		31	34	(1,222)		(6)	–	(1,118)		(6)	(3)

116		36	40	77		3	–	91		36	39

(230)				(76)				209
1,938		4	15	1,675		(41)	(30)	1,693		(16)	(8)

(193)				(185)				(191)

–				(36)				–

3				16				16

1,748		5	16	1,470		(44)	(32)	1,518		(17)	(9)

(380)				68				(258)

21.7%				(4.6)%				17.0%
1,368		(4)	6	1,538		(37)	(26)	1,260		(25)	(17)

200				143				187

1,168				1,395				1,073

23.3	p	(7)	3	27.9	p	(39)	(28)	21.5	p	(32)	(25)
23.1	p			27.6	p			21.3	p

9,077		5	10	8,092		6	15	7,418		(18)	(15)

(2,646)		4	7	(2,348)		4	9	(2,236)		(14)	(13)

(2,504)		1	7	(2,498)		(1)	5	(2,315)		(17)	(15)

(1,169)		11	15	(1,165)		(1)	6	(1,077)		(1)	3

116		36	40	77		3	–	91		36	39
2,874		8	16	2,158		23	43	1,881		(30)	(23)

(192)				(185)				(190)

3				16				16
2,685		8	16	1,989		29	50	1,707		(32)	(25)

(554)				(366)				(318)

20.6%				18.4%				18.6%
2,131		3	11	1,623		32	54	1,389		(36)	(29)

296				216				246

1,835				1,407				1,143
36.6	p	3	10	28.1	p	46	71	22.9	p	(39)	(33)

GSK Annual Report 2021

Financial record
continued

Pharmaceutical turnover by therapeutic area 2021

	Total				US			Europe			International
	2021	2020		Growth	2021		Growth	2021		Growth	2021		Growth
Therapeutic area/major products	£m	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%

Respiratory	2,863	2,360	21	28	1,822	23	30	606	11	13	435	33	42

Anoro Ellipta	504	547	(8)	(3)	278	(15)	(9)	149	5	8	77	(1)	3

Trelegy Ellipta	1,217	819	49	57	854	52	62	200	19	21	163	81	92

Nucala	1,142	994	15	22	690	15	23	257	8	11	195	23	34

HIV	4,777	4,876	(2)	3	2,898	(4)	3	1,194	(2)	1	685	4	11

Dolutegravir products	4,567	4,702	(3)	2	2,774	(6)	–	1,151	(1)	1	642	7	14

Tivicay	1,381	1,527	(10)	(4)	763	(12)	(7)	286	(22)	(20)	332	15	24

Triumeq	1,882	2,306	(18)	(14)	1,190	(18)	(13)	452	(20)	(18)	240	(15)	(12)

Juluca	517	495	4	10	393	2	8	111	14	18	13	18	27

Dovato	787	374	>100	>100	428	87	99	302	>100	>100	57	>100	>100

Rukobia	45	11	>100	>100	43	>100	>100	2	>100	>100	–	–	–

Cabenuva	38	–	>100	>100	32	–	–	5	–	–	1	>100	(>100)

Other	127	163	(22)	(18)	49	(8)	(4)	36	(28)	(26)	42	(30)	(23)

Immuno-inflammation	885	727	22	29	727	19	26	68	21	25	90	53	63

Benlysta	874	719	22	29	727	19	26	68	21	25	79	55	67

Oncology	489	372	31	37	274	19	26	195	43	46	20	>100	>100

Zejula	395	339	17	22	212	3	10	163	27	30	20	>100	>100

Blenrep	89	33	>100	>100	61	>100	>100	28	>100	>100	–	–	–

Jemperli	5	–	>100	>100	2	–	–	3	>100	>100	–	–	–

Pandemic	958	–	–	–	602	–	–	69	–	–	287	–	–

Xevudy	958	–	–	–	602	–	–	69	–	–	287	–	–

New and Specialty

Pharmaceuticals	9,972	8,335	20	26	6,323	19	26	2,132	9	12	1,517	45	54

Established pharmaceuticals	7,757	8,721	(11)	(6)	2,119	–	6	1,802	(16)	(14)	3,836	(14)	(8)

Established Respiratory	4,327	4,640	(7)	(2)	1,788	7	13	995	(12)	(10)	1,544	(16)	(10)

Arnuity Ellipta	47	45	4	11	40	8	16	–	–	–	7	(12)	(13)

Avamys/Veramyst	298	297	–	7	–	–	–	65	(2)	2	233	1	8

Flixotide/Flovent	444	419	6	12	275	50	60	69	(14)	(11)	100	(36)	(32)

Incruse Ellipta	205	220	(7)	(3)	109	(7)	(2)	70	(5)	(3)	26	(10)	(7)

Relvar/Breo Ellipta	1,121	1,124	–	5	488	3	9	334	4	6	299	(9)	(2)

Seretide/Advair	1,357	1,535	(12)	(7)	486	12	19	322	(28)	(27)	549	(16)	(11)

Ventolin	718	785	(9)	(4)	390	(9)	(3)	108	(7)	(5)	220	(8)	(3)

Other Respiratory	137	215	(36)	(31)	–	–	–	27	–	–	110	(41)	(36)

Dermatology	399	425	(6)	(1)	(1)	>(100)	>(100)	131	(6)	(4)	269	(5)	2

Augmentin	426	490	(13)	(7)	–	–	–	124	(14)	(12)	302	(12)	(4)

Avodart	332	466	(29)	(25)	1	(80)	(80)	118	(25)	(23)	213	(30)	(25)

Imigran/Imitrex	105	118	(11)	(8)	29	(31)	(31)	51	–	2	25	–	8

Lamictal	478	537	(11)	(6)	232	(14)	(9)	112	(7)	(5)	134	(9)	(3)

Seroxat/Paxil	128	146	(12)	(6)	–	–	–	35	(5)	(5)	93	(15)	(6)

Valtrex	92	103	(11)	(5)	11	(27)	(20)	33	3	3	48	(14)	(5)

Other	1,470	1,796	(18)	(13)	59	(46)	(40)	203	(39)	(37)	1,208	(11)	(5)

Pharmaceuticals	17,729	17,056	4	10	8,442	13	21	3,934	(4)	(2)	5,353	(3)	4

GSK Annual Report 2021

Financial record
continued

Pharmaceutical turnover by therapeutic area 2020

	Total				US			Europe			International
	2020	2019		Growth	2020		Growth	2020		Growth	2020		Growth
Therapeutic area/major products	£m	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
Respiratory	2,360	1,800	31	32	1,486	28	30	548	28	27	326	53	56

Anoro Ellipta	547	514	6	8	327	1	2	142	18	17	78	11	17

Trelegy Ellipta	819	518	58	59	561	47	48	168	65	65	90	>100	>100

Nucala	994	768	29	30	598	32	33	238	16	15	158	45	46
HIV	4,876	4,854	–	1	3,005	–	1	1,213	5	4	658	(5)	(1)

Dolutegravir products	4,702	4,633	1	2	2,941	–	1	1,163	7	6	598	(2)	3

Tivicay	1,527	1,662	(8)	(7)	871	(11)	(10)	368	(7)	(8)	288	(1)	5

Triumeq	2,306	2,549	(10)	(9)	1,454	(10)	(9)	568	(9)	(10)	284	(9)	(6)

Juluca	495	366	35	36	387	28	29	97	73	71	11	57	71

Dovato	374	56	>100	>100	229	>100	>100	130	>100	>100	15	>100	>100

Rukobia	11	–	–	–	11	–	>100	–	–	–	–	–	–

Cabenuva	–	–	–	–	–	–	–	–	–	–	–	–	–

Other	163	221	(26)	(25)	53	(20)	(18)	50	(29)	(27)	60	(29)	(28)

Immuno-inflammation	727	613	19	20	612	14	16	56	22	20	59	84	91

Benlysta	719	613	17	19	612	14	16	56	22	20	51	59	66
Oncology	372	230	62	62	231	72	74	136	42	40	5	–	–

Zejula	339	229	48	48	206	54	55	128	35	33	5	–	–

Blenrep	33	–	–	–	25	–	–	8	–	–	–	–	–

New and Specialty

Pharmaceuticals	8,335	7,497	11	12	5,334	10	12	1,953	13	12	1,048	12	16

Established pharmaceuticals	8,721	10,057	(13)	(12)	2,117	(18)	(17)	2,151	(10)	(11)	4,453	(12)	(9)

Established Respiratory	4,640	5,181	(10)	(9)	1,676	(16)	(15)	1,134	(2)	(3)	1,830	(9)	(6)

Arnuity Ellipta	45	48	(6)	(6)	37	(10)	(7)	–	–	–	8	14	–

Avamys/Veramyst	297	324	(8)	(6)	–	–	–	66	(4)	(4)	231	(10)	(7)

Flixotide/Flovent	419	629	(33)	(32)	183	(50)	(50)	80	(9)	(10)	156	(10)	(5)

Incruse Ellipta	220	262	(16)	(15)	117	(27)	(27)	74	1	1	29	4	7

Relvar/Breo Ellipta	1,124	971	16	17	474	24	25	322	14	13	328	6	9

Seretide/Advair	1,535	1,730	(11)	(10)	434	(14)	(13)	449	(11)	(11)	652	(10)	(7)

Ventolin	785	938	(16)	(14)	430	(21)	(20)	116	(3)	(4)	239	(12)	(7)

Other Respiratory	215	279	(23)	(23)	1	>100	>100	27	(4)	–	187	(25)	(26)

Dermatology	425	445	(4)	(1)	1	(67)	(67)	140	(12)	(13)	284	–	6

Augmentin	490	602	(19)	(15)	–	–	–	145	(16)	(16)	345	(20)	(15)

Avodart	466	574	(19)	(17)	5	25	25	158	(24)	(25)	303	(16)	(13)

Imigran/Imitrex	118	138	(14)	(14)	42	(29)	(29)	51	(2)	(4)	25	(7)	(4)

Lamictal	537	566	(5)	(4)	269	(5)	(5)	120	7	6	148	(13)	(9)

Seroxat/Paxil	146	160	(9)	(6)	–	–	–	37	–	(3)	109	(11)	(7)

Valtrex	103	107	(4)	(2)	15	7	7	32	3	–	56	(10)	(5)

Other	1,796	2,284	(21)	(20)	109	(48)	(47)	334	(28)	(28)	1,353	(16)	(14)
Pharmaceuticals	17,056	17,554	(3)	(1)	7,451	1	2	4,104	(1)	(1)	5,501	(9)	(5)

GSK Annual Report 2021

Financial record
continued

Vaccines turnover 2021

				Total			US			Europe		International
	2021	2020		Growth	2021		Growth	2021		Growth	2021		Growth
Major products	£m	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
Meningitis	961	1,029	(7)	(2)	453	5	11	354	(1)	2	154	(36)	(30)
Bexsero	650	650	–	5	253	(3)	3	328	1	4	69	5	20
Menveo	272	265	3	9	200	16	23	21	(19)	(15)	51	(23)	(18)
Other	39	114	(66)	(65)	–	–	–	5	(17)	(17)	34	(69)	(68)

Influenza	679	733	(7)	(2)	456	(15)	(9)	101	3	6	122	22	28
Fluarix, FluLaval	679	733	(7)	(2)	456	(15)	(9)	101	3	6	122	22	28

Shingles	1,721	1,989	(13)	(9)	1,344	(20)	(15)	281	51	54	96	(25)	(23)
Shingrix	1,721	1,989	(13)	(9)	1,344	(20)	(15)	281	51	54	96	(25)	(23)
Established vaccines	2,970	3,231	(8)	(4)	977	(7)	(1)	700	(13)	(10)	1,293	(6)	(3)
Infanrix, Pediarix	543	629	(14)	(9)	303	(3)	4	116	(33)	(32)	124	(14)	(10)
Boostrix	521	476	9	14	270	5	12	140	–	2	111	41	44

Hepatitis	460	576	(20)	(16)	269	(19)	(14)	109	(22)	(21)	82	(20)	(17)

Rotarix	541	559	(3)	1	111	(10)	(4)	118	(1)	2	312	(2)	3

Synflorix	357	402	(11)	(8)	–	–	–	45	(15)	(13)	312	(11)	(7)

Priorix, Priorix Tetra, Varilrix	260	261	–	4	–	–	–	125	(1)	2	135	–	5
Cervarix	138	139	(1)	–	–	–	–	25	(17)	(17)	113	4	5
Other	150	189	(21)	(19)	24	(20)	(13)	22	16	26	104	(26)	(26)
Vaccines excluding pandemic	6,331	6,982	(9)	(5)	3,230	(13)	(7)	1,436	–	2	1,665	(10)	(6)
Pandemic vaccines	447	–	–	–	242	–	–	–	–	–	205	–	–

Pandemic adjuvant	444	–	–	–	242	–	–	–	–	–	202	–	–

Total vaccines	6,778	6,982	(3)	2	3,472	(6)	–	1,436	–	2	1,870	1	5

£% represents growth at actual exchange rates. CER% represents growth at constant exchange rates.

Vaccines turnover 2020
				Total			US			Europe		International
	2020	2019		Growth	2020		Growth	2020		Growth	2020		Growth
Major products	£m	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
Meningitis	1,029	1,018	1	3	433	1	2	356	4	3	240	(2)	4
Bexsero	650	679	(4)	(2)	260	–	1	324	2	1	66	(34)	(20)
Menveo	265	267	(1)	1	173	2	3	26	44	39	66	(16)	(13)
Other	114	72	58	57	–	–	–	6	–	–	108	64	62
Influenza	733	541	35	37	535	30	31	98	75	73	100	37	42
Fluarix, FluLaval	733	541	35	37	535	30	31	98	75	73	100	37	42

Shingles	1,989	1,810	10	11	1,675	–	1	186	>100	>100	128	47	49
Shingrix	1,989	1,810	10	11	1,675	–	1	186	>100	>100	128	47	49
Established vaccines	3,231	3,788	(15)	(14)	1,054	(24)	(24)	801	(23)	(23)	1,376	1	3
Infanrix, Pediarix	629	733	(14)	(13)	311	(14)	(13)	174	(18)	(19)	144	(10)	(6)
Boostrix	476	584	(18)	(18)	257	(14)	(13)	140	(10)	(11)	79	(39)	(36)

Hepatitis	576	874	(34)	(33)	333	(37)	(36)	140	(39)	(39)	103	(10)	(6)

Rotarix	559	558	–	1	123	(12)	(11)	119	6	6	317	4	5

Synflorix	402	468	(14)	(14)	–	–	–	53	(2)	(2)	349	(16)	(15)

Priorix, Priorix Tetra, Varilrix	261	232	13	14	–	–	–	126	26	25	135	2	5
Cervarix	139	50	>100	>100	–	–	–	30	43	43	109	>100	>100
Other	189	289	(35)	(35)	30	(55)	(56)	19	(87)	(87)	140	87	85
Total vaccines	6,982	7,157	(2)	(1)	3,697	(5)	(4)	1,441	(3)	(4)	1,844	5	7

£% represents growth at actual exchange rates. CER% represents growth at constant exchange rates.

GSK Annual Report 2021

Financial record
continued

Five year record
A record of financial performance is provided, analysed in accordance with current reporting practice. The information included in the Five year record is prepared in accordance with IFRS as adopted by the European Union and also with IFRS as issued by the International Accounting Standards Board.

Group turnover by geographic region	2021 £m	2020 £m	2019 £m	2018 £m	2017 £m

US	15,093	14,556	13,890	11,982	11,263

Europe	7,838	8,164	8,069	7,973	7,943

International	11,183	11,379	11,795	10,866	10,980
	34,114	34,099	33,754	30,821	30,186

Group turnover by segment	2021 £m	2020 £m	2019 £m	2018 £m	2017 £m

Pharmaceuticals	17,729	17,056	17,554	17,269	17,276

Vaccines	6,778	6,982	7,157	5,894	5,160

Consumer Healthcare	9,607	10,033	8,995	7,658	7,750

Segment turnover	34,114	34,071	33,706	30,821	30,186

Corporate and other unallocated turnover	–	28	48	–	–
	34,114	34,099	33,754	30,821	30,186

Pharmaceuticals turnover	2021 £m	2020 (revised) £m	2019 (revised) £m	2018 (revised) £m	2017 (revised) £m

Respiratory	2,863	2,360	1,800	1,195	688

HIV	4,777	4,876	4,854	4,722	4,350

Immuno-inflammation	885	727	613	472	377

Oncology	489	372	230	–	–

Pandemic	958	–	–	–	–

New and Specialty	9,972	8,335	7,497	6,389	5,415

Established Pharmaceuticals	7,757	8,721	10,057	10,880	11,861
	17,729	17,056	17,554	17,269	17,276

Vaccines turnover	2021 £m	2020 £m	2019 £m	2018 £m	2017 £m

Meningitis	961	1,029	1,018	881	890

Influenza	679	733	541	523	488

Shingles	1,721	1,989	1,810	784	22

Established Vaccines	2,970	3,231	3,788	3,706	3,760

	6,331	6,982	7,157	5,894	5,160

Pandemic Vaccines	447	–	–	–	–
	6,778	6,982	7,157	5,894	5,160

Consumer Healthcare turnover	2021 £m	2020 £m	2019 £m	2018 £m	2017 £m
Oral health	2,732	2,753	2,673	2,496	2,466

Pain relief	2,276	2,219	1,781	1,440	1,465

Vitamins, minerals and supplements	1,512	1,506	611	103	105

Respiratory health	1,133	1,209	1,186	1,085	1,057

Digestive health and other	1,803	1,824	1,646	1,435	1,447

Sub-total	9,456	9,511	7,897	6,559	6,540

Brands divested/under review	151	522	1,098	1,099	1,210
	9,607	10,033	8,995	7,658	7,750

GSK Annual Report 2021

Financial record
continued
Five year record
continued

Financial results – Total	2021 £m	2020 £m	2019 £m	2018 £m	2017 £m
Turnover	34,114	34,099	33,754	30,821	30,186

Operating profit	6,201	7,783	6,961	5,483	4,087

Profit before taxation	5,442	6,968	6,221	4,800	3,525

Profit after taxation	5,096	6,388	5,268	4,046	2,169

	pence	pence	pence	pence	pence
Basic earnings per share	87.6	115.5	93.9	73.7	31.4

Diluted earnings per share	86.6	114.1	92.6	72.9	31.0

	2021 millions	2020 millions	2019 millions	2018 millions	2017 millions
Weighted average number of shares in issue:

Basic	5,003	4,976	4,947	4,914	4,886

Diluted	5,065	5,038	5,016	4,971	4,941

Financial results – Adjusted	2021 £m	2020 £m	2019 £m	2018 £m	2017 £m
Turnover	34,114	34,099	33,754	30,821	30,186

Operating profit	8,806	8,906	8,972	8,745	8,568

Profit before taxation	8,086	8,095	8,236	8,078	7,924

Profit after taxation	6,671	6,800	6,918	6,543	6,257

	pence	pence	pence	pence	pence
Adjusted earnings per share	113.2	115.9	123.9	119.4	111.8

	%	%	%	%	%
Return on capital employed	25.8	35.6	56.5	134.0	83.4
Return on capital employed is calculated as total profit before taxation as a percentage of average net assets over the year.

GSK Annual Report 2021

Financial record
continued
Five year record
continued

Balance sheet	2021 £m	2020 £m	2019 £m	2018 £m	2017 £m
Non-current assets	60,429	60,184	60,201	41,139	40,474

Current assets	18,674	20,247	19,491	16,927	15,907
Total assets	79,103	80,431	79,692	58,066	56,381

Current liabilities	(23,670)	(22,148)	(24,050)	(22,491)	(26,569)

Non-current liabilities	(34,091)	(37,475)	(37,285)	(31,903)	(26,323)

Total liabilities	(57,761)	(59,623)	(61,335)	(54,394)	(52,892)

Net assets	21,342	20,808	18,357	3,672	3,489

Shareholders’ equity	15,055	14,587	11,405	3,781	(68)

Non-controlling interests	6,287	6,221	6,952	(109)	3,557
Total equity	21,342	20,808	18,357	3,672	3,489

Number of employees

	2021	2020	2019	2018	2017
US	14,289	15,706	16,676	13,804	14,526

Europe	38,809	40,711	40,524	41,943	43,002

International	36,998	37,649	42,237	39,743	40,934

	90,096	94,066	99,437	95,490	98,462

Manufacturing	32,141	33,848	36,925	36,527	38,245

Selling	34,846	36,391	39,184	36,351	37,374

Administration	11,014	11,730	11,249	10,768	11,307

Research and development	12,095	12,097	12,079	11,844	11,536

	90,096	94,066	99,437	95,490	98,462
The geographic distribution of employees in the table above is based on the location of GSK’s subsidiary companies. The number of employees is the number of permanent employed staff at the end of the financial period. It excludes those employees who are employed and managed by GSK on a contract basis.
Exchange rates
As a guide to holders of ADS, the following tables set out, for the periods indicated, information on the exchange rate of US Dollars for Sterling as reported by the Bank of England (4pm buying rate).
The average rate for the year is calculated as the average of the 4pm buying rates for each day of the year.

		2021	2020	2019	2018	2017
Average		1.38	1.29	1.28	1.34	1.29

	2022 Feb	2022 Jan	2021 Dec	2021 Nov	2021 Oct	2021 Sep

High	1.36	1.37	1.35	1.37	1.38	1.39

Low	1.33	1.34	1.32	1.32	1.35	1.34
The 4pm buying rate on 25 February was £1= US$1.34.

GSK Annual Report 2021

Financial record
continued
Five year record
continued

Adjusted results reconciliation 31 December 2021	Total results £m	Intangible asset amortisation £m	Intangible asset impairment £m	Major restructuring £m	Transaction- related £m	Divestments, significant legal and other items £m	Separation costs £m	Adjusted results £m
Turnover	34,114							34,114

Cost of sales	(11,603)	701	(33)	154	28	27		(10,726)

Gross profit	22,511	701	(33)	154	28	27		23,388

Selling, general and administration	(10,975)			426	25	17	282	(10,225)

Research and development	(5,278)	101	355	46				(4,776)

Royalty income	419							419

Other operating (expense)/income	(476)				1,106	(662)	32	–
Operating profit	6,201	802	322	626	1,159	(618)	314	8,806

Net finance costs	(756)			2		1		(753)

Loss on disposal of interest in associates	(36)					36		–

Share of after-tax profits of associates and joint ventures	33							33
Profit before taxation	5,442	802	322	628	1,159	(581)	314	8,086

Taxation	(346)	(159)	(81)	(114)	(196)	(470)	(49)	(1,415)

Tax rate	6.4%							17.5%

Profit after taxation	5,096	643	241	514	963	(1,051)	265	6,671

Profit attributable to non-controlling interests	711				295			1,006

Profit attributable to shareholders	4,385	643	241	514	668	(1,051)	265	5,665

Earnings per share	87.6p	12.9p	4.8p	10.3p	13.3p	(21.0)p	5.3p	113.2p

Weighted average number of shares (millions)	5,003							5,003

Adjusted results reconciliation 31 December 2020	Total results £m	Intangible asset amortisation £m	Intangible asset impairment £m	Major restructuring £m	Transaction- related £m	Divestments, significant legal and other items £m	Separation costs £m	Adjusted results £m
Turnover	34,099							34,099

Cost of sales	(11,704)	699	31	667	116			(10,191)

Gross profit	22,395	699	31	667	116			23,908

Selling, general and administration	(11,456)	1	18	659	(23)	16	68	(10,717)

Research and development	(5,098)	75	214	206				(4,603)

Royalty income	318							318

Other operating (expense)/income	1,624				1,215	(2,839)		–
Operating profit	7,783	775	263	1,532	1,308	(2,823)	68	8,906

Net finance costs	(848)			2		2		(844)

Share of after-tax profits of associates and joint ventures	33							33
Profit before taxation	6,968	775	263	1,534	1,308	(2,821)	68	8,095

Taxation	(580)	(150)	(47)	(292)	(229)	17	(14)	(1,295)

Tax rate	8.3%							16.0%
Profit after taxation	6,388	625	216	1,242	1,079	(2,804)	54	6,800

Profit attributable to non-controlling interests	639				392			1,031

Profit attributable to shareholders	5,749	625	216	1,242	687	(2,804)	54	5,769

Earnings per share	115.5p	12.6p	4.4p	25.0p	13.8p	(56.5)p	1.1p	115.9p

Weighted average number of shares (millions)	4,976							4,976

GSK Annual Report 2021

Financial record
continued
Five year record
continued

Adjusted results reconciliation 31 December 2019	Total results £m	Intangible asset amortisation £m	Intangible asset impairment £m	Major restructuring £m	Transaction- related £m	Divestments, significant legal and other items £m	Adjusted results £m
Turnover	33,754						33,754

Cost of sales	(11,863)	713	30	658	383		(10,079)
Gross profit	21,891	713	30	658	383		23,675

Selling, general and administration	(11,402)		4	332	104	247	(10,715)

Research and development	(4,568)	64	49	114		2	(4,339)

Royalty income	351						351

Other operating (expense)/income	689			1	(142)	(548)	–
Operating profit	6,961	777	83	1,105	345	(299)	8,972

Net finance costs	(814)			5		(1)	(810)

Share of after-tax profits of associates and joint ventures	74						74
Profit before taxation	6,221	777	83	1,110	345	(300)	8,236

Taxation	(953)	(156)	(17)	(208)	(124)	140	(1,318)

Tax rate	15.3%						16.0%
Profit after taxation	5,268	621	66	902	221	(160)	6,918

Profit attributable to non-controlling interests	623				164		787

Profit attributable to shareholders	4,645	621	66	902	57	(160)	6,131

Earnings per share	93.9p	12.6p	1.3p	18.2p	1.2p	(3.3)p	123.9p

Weighted average number of shares (millions)	4,947						4,947

Adjusted results reconciliation 31 December 2018	Total results £m	Intangible asset amortisation £m	Intangible asset impairment £m	Major restructuring £m	Transaction- related £m	Divestments, significant legal and other items £m	Adjusted results £m
Turnover	30,821						30,821

Cost of sales	(10,241)	536	69	443	15		(9,178)
Gross profit	20,580	536	69	443	15		21,643

Selling, general and administration	(9,915)		2	315	98	38	(9,462)

Research and development	(3,893)	44	45	49		20	(3,735)

Royalty income	299						299

Other operating (expense)/income	(1,588)			2	1,864	(278)	–
Operating profit	5,483	580	116	809	1,977	(220)	8,745

Net finance costs	(717)			4	(3)	18	(698)

Profit on disposal of associates	3					(3)	–

Share of after-tax profits of associates and joint ventures	31						31

Profit before taxation	4,800	580	116	813	1,974	(205)	8,078

Taxation	(754)	(109)	(19)	(170)	(239)	(244)	(1,535)

Tax rate	15.7%						19.0%
Profit after taxation	4,046	471	97	643	1,735	(449)	6,543

Profit attributable to non-controlling interests	423				251		674

Profit attributable to shareholders	3,623	471	97	643	1,484	(449)	5,869

Earnings per share	73.7p	9.6p	2.0p	13.1p	30.2p	(9.2)p	119.4p

Weighted average number of shares (millions)	4,914						4,914

GSK Annual Report 2021

Financial record
continued
Five year record
continued

Adjusted results reconciliation 31 December 2017	Total results £m	Intangible asset amortisation £m	Intangible asset impairment £m	Major restructuring £m	Transaction- related £m	Divestments, significant legal and other items £m	US tax reform £m	Adjusted results £m
Turnover	30,186							30,186

Cost of sales	(10,342)	546	400	545	80			(8,771)
Gross profit	19,844	546	400	545	80			21,415

Selling, general and administration	(9,672)			248		83		(9,341)

Research and development	(4,476)	45	288	263		18		(3,862)

Royalty income	356							356

Other operating (expense)/income	(1,965)				1,519	(220)	666	–
Operating profit	4,087	591	688	1,056	1,599	(119)	666	8,568

Net finance costs	(669)			4		8		(657)

Profit on disposal of associates	94					(94)		–

Share of after-tax profits of associates and joint ventures	13							13
Profit before taxation	3,525	591	688	1,060	1,599	(205)	666	7,924

Taxation	(1,356)	(134)	(176)	(209)	(619)	(251)	1,078	(1,667)

Tax rate	38.5%							21.0%
Profit after taxation	2,169	457	512	851	980	(456)	1,744	6,257

Profit attributable to non-controlling interests	637				42		114	793

Profit attributable to shareholders	1,532	457	512	851	938	(456)	1,630	5,464

Earnings per share	31.4p	9.4p	10.5p	17.4p	19.2p	(9.4)p	33.3p	111.8p

Weighted average number of shares (millions)	4,886							4,886

GSK Annual Report 2021

Pipeline, products and competition

Pharmaceuticals and Vaccines product development pipeline

Key
†     In-license
or other alliance relationship with third party
^    ViiV Healthcare, a global specialist HIV company with GSK, Pfizer, Inc. and Shionogi Limited as shareholders, is responsible for developing and delivering HIV medicines.
BLA   Biological Licence Application
MAA    Marketing Authorisation Application (Europe)
NDA    New Drug Application (US)
A     Approved
S     Submitted

EUA     Emergency Use Authorisation
Phase I   Evaluation of clinical pharmacology, usually conducted in volunteers
Phase II   Determination of dose and initial evaluation of efficacy, conducted in a small number of patients
Phase III Large comparative study (compound versus placebo and/or established treatment) in patients to establish clinical benefit and safety

MAA and NDA/BLA regulatory review milestones shown in the table below are those that have been achieved. Future filing dates are not included in this list.

Achieved regulatory review milestones
Compound	Mechanism of Action/Vaccine Type	Indication	Phase	MAA	NDA/BLA

Oncology
Jemperli (dostarlimab) †	Anti-Programmed Cell Death protein 1 receptor (PD-1) antibody	2L dMMR/MSI-H endometrial cancer 2L dMMR solid tumours 1L endometrial cancer 1L endometrial cancer combination with niraparib Non-small cell lung cancer 1	Approved Approved III III II	A: Jun21	A: Apr21 A: Aug21
Zejula (niraparib) †	Poly (ADP-ribose) polymerase (PARP) 1/2 inhibitor	1L maintenance ovarian cancer combination with dostarlimab	III
		1L maintenance non small cell lung cancer (NSCLC) combination with pembrolizumab	III
		Pre-metastatic, select biomarker population Breast Cancer	III
Blenrep (belantamab mafodotin) †	ADC targeting B-cell maturation antigen	3L multiple myeloma	III
		2L+ multiple myeloma combination with Pomalyst and dexamethasone	III
		2L+ multiple myeloma combination with Velcade and dexamethasone	III
		Multiple myeloma in combination with anti-cancer treatments (platform study)	II
		1L multiple myeloma combination with Velcade, Revlimid and dexamethasone	I
letetresgene- autoleucel (3377794) †	Engineered TCR T-cells targeting NY-ESO-1	2L+ synovial sarcoma and myxoid/round cell liposarcoma 2L+ non-small cell lung cancer	II (pivotal) II
cobolimab (4069889) †	Anti-T-cell immunoglobulin and mucin domain-3 (TIM-3) antibody	Non-small cell lung cancer combination with Jemperli (dostarlimab) and docetaxel	II
4074386 †	Anti-lymphocyte activation gene-3 (LAG-3) antibody	Cancer	I
3745417	STING cytosolic DNA pathway agonist	Cancer	I
6097608	CD96 antagonist	Cancer	I
3901961 †	Engineered TCR T-cells, co-expressing the CD8a cell surface receptor, targeting NY-ESO-1	Cancer	I
3845097 †	Engineered TCR T-cells, co-expressing the dnTGF-ßRII cell surface receptor, targeting NY-ESO-1	Cancer	I
4362676 †	Methionine adenosyltransferase 2A (MAT2A) inhibitor	Cancer	I
4428859 (EOS-448) †	TIGIT antagonist	Cancer	I
Footnotes

1	non-registrational

2	transition activities underway to enable further progression by partner

3	GSK has exclusive option to co-develop post Ph2

4	Ph3 trial in patients with progranulin gene mutation

5	GSK is contributing pandemic adjuvant to COVID-19 vaccines collaborations

6	Submitted in Canada

7	Enrolment and vaccination stopped in February 2022. Further analysis to better understand safety data from these trials is ongoing

GSK Annual Report 2021

Pipeline, products and competition
continued
Pharmaceuticals and Vaccines product development pipeline
continued

Achieved regulatory review milestones

Compound	Mechanism of Action/Vaccine Type	Indication	Phase	MAA	NDA/BLA

HIV^
Apretude (cabotegravir)	HIV integrase strand transfer inhibitor (long-acting)	HIV pre-exposure prophylaxis HIV (400 mg/ml formulation)	Approved I		A: Dec21
3640254	HIV maturation inhibitor	HIV infection	II
3810109 †	HIV broadly neutralising antibody	HIV infection	II
3739937	HIV maturation inhibitor	HIV infection	I
4004280	HIV capsid protein inhibitor	HIV infection	I

Infectious Diseases
Xevudy (sotrovimab) †	Anti-spike protein antibody	COVID-19	Approved	A:Dec21	EUA: May21
gepotidacin †	Triazaacenaphthylene bacterial type II topoisomerase inhibitor	Uncomplicated urinary tract infection (uUTI) and gonorrhea (GC)	III
3036656 †	Leucyl t-RNA synthetase inhibitor	Tuberculosis	II
bepirovirsen †	HBV antisense	Hepatitis B	II
3882347 †	FimH antagonist	Uncomplicated urinary tract infection (uUTI)	I
3186899 † 2	CRK-12 inhibitor	Visceral leishmaniasis	I
3494245 †	Proteasome inhibitor	Visceral leishmaniasis	I
2556286 †	Mtb cholesterol dependent inhibitor	Tuberculosis	I
BVL-GSK098 †	Ethionamide booster	Tuberculosis	I
4182137 (VIR-7832) †	Anti-spike protein Antibody	COVID-19	I
VIR-2482 † 3	Neutralizing monoclonal antibody	Influenza	I
3923868	PI4K beta inhibitor	Viral COPD exacerbations	I
Priorix (MMR vaccine)	Live attenuated	Measles, mumps, rubella prophylaxis (US)	Registration		S: Jun21
Menveo vaccine	Conjugated-liquid formulation	Meningococcal A,C,W and Y disease prophylaxis in adolescents	Registration		S: Sep21
Rotarix vaccine	Live attenuated, PCV (Porcine circovirus) free	Rotavirus prophylaxis (US)	Registration		S Dec21
Bexsero vaccine	Recombinant protein	Meningococcal B disease prophylaxis in infants (US)	III
Men ABCWY vaccine	Recombinant protein – conjugated	Meningococcal A,B,C,W and Y disease prophylaxis in adolescents	III
RSV vaccine	Recombinant protein
Respiratory syncytial virus prophylaxis in pregnant woman population to prevent respiratory syncitial virus lower respiratory tract illness in infants during first Months of life by transfer of maternal antibodies
†
7
III

	Recombinant protein – adjuvanted	Respiratory syncytial virus prophylaxis in older adult population †	III
COVID-19 plant-derived virus-like particles vaccine (Medicago) † 5	Recombinant protein-adjuvanted vaccine	COVID-19	Registration 6
COVID-19 vaccine (Sanofi) † 5	Recombinant protein-adjuvanted vaccine	COVID-19	III
COVID-19 vaccine (SK Bioscience) † 5	Recombinant protein nanoparticle- adjuvanted vaccine	COVID-19	III
SAM vaccine (COVID-19 model)	Self-Amplifying mRNA vaccine	COVID-19	I
Footnotes

1	non-registrational

2	transition activities underway to enable further progression by partner

3	GSK has exclusive option to co-develop post Ph2

4	Ph3 trial in patients with progranulin gene mutation

5	GSK is contributing pandemic adjuvant to COVID-19 vaccines collaborations

6	Submitted in Canada

7	Enrolment and vaccination stopped in February 2022. Further analysis to better understand safety data from these trials is ongoing

GSK Annual Report 2021

Pipeline, products and competition
continued
Pharmaceuticals and Vaccines product development pipeline
continued

Achieved regulatory review milestones
Compound	Mechanism of Action/Vaccine Type	Indication	Phase	MAA	NDA/BLA

Infectious Diseases continued
Malaria next generation vaccine † (fractional dose)	Recombinant protein – adjuvanted vaccine	Malaria prophylaxis (Plasmodium falciparum)	II
Shigella vaccine †	Bioconjugated (tetravalent) vaccine	Shigella diarrhea prophylaxis	II
Therapeutic HBV vaccine †	Prime-boost with viral vector vaccines co- or sequentially administrated with adjuvanted recombinant proteins	Treatment of chronic Hepatitis B infections – aims at functional cure by controlling and resolving the infection and reducing the need for further treatment	II
S. aureus vaccine †	Recombinant protein – bioconjugated – adjuvanted vaccine	Active immunization for the prevention of primary and recurrent Soft-Skin-Tissue Infections caused by S. aureus	II
Men ABCWY vaccine (2nd Gen)	Recombinant protein – conjugated vaccine	Meningococcal A, B, C, W,Y disease prophylaxis in adolescents and infants	II
Varicella New Strain	Live attenuated vaccine	Active immunization for the prevention of varicella in individuals from 12 months of age and older	II
C. difficile vaccine †	Recombinant protein – adjuvanted vaccine	Active immunization for the prevention of the primary C. Diff diseases and for prevention of recurrences	I
SAM vaccine (Rabies model)	Self-Amplifying mRNA	Rabies prophylaxis	I
Klebsiella pneumoniae	Recombinant protein – bioconjugated – adjuvanted vaccine	Klebsiella pneumoniae prophylaxis	I
CMV	Recombinant subunit – adjuvanted vaccine	Cytomegalovirus (CMV) infection prophylaxis in females 16-49 years of age	I

Immunology and Respiratory
Nucala (mepolizumab)	Interleukin 5 (IL5) antagonist	Hypereosinophilic syndrome Nasal polyposis EGPA COPD	Approved Approved Approved III	A: Nov21 A: Nov21 A: Nov21	A: Jul21
otilimab †	Granulocyte macrophage colony-stimulating factor inhibitor	Rheumatoid arthritis	III
depemokimab †	Interleukin 5 (IL5) antagonist (long-acting)	Asthma	III
4527223 (AL001) †	Anti-Sortilin monoclonal antibody	Frontotemporal dementia (FTD) 4 Amyotrophic Lateral Sclerosis (ALS)	III II
3858279 †	Anti-CCL17 antibody	Osteoarthritis pain	I
3915393 †	Transglutaminase 2 (TG2) inhibitor	Celiac disease	I
4527226 (AL101) †	Anti-sortilin monoclonal antibody	Neurodegenerative disease	I
1070806	Anti-IL18 antibody	Atopic dermatitis	I
3888130 †	Anti-IL7 antibody	Multiple sclerosis (MS)	I
4532990 †	HSD17B13 silencer	Non-alcoholic steatohepatitis (NASH)	I

Opportunity Driven
daprodustat	HIF Prolyl hydroxylase inhibitor	Anaemia of chronic kidney disease	III (RoW)
linerixibat	Ileal bile acid transporter (IBAT) inhibitor	Cholestatic pruritus in PBC (primary biliary cholangitis)	III
2798745 †	TRPV4 channel blocker	Diabetic macular edema (DME)	I
3884464 †	Novel mechanism	Heart failure	I
Brand names appearing in italics are trade marks owned by or licensed to the GSK group of companies.
Footnotes

1	non-registrational

2	transition activities underway to enable further progression by partner

3	GSK has exclusive option to co-develop post Ph2

4	Ph3 trial in patients with progranulin gene mutation

5	GSK is contributing pandemic adjuvant to COVID-19 vaccines collaborations

6	Submitted in Canada

7	Enrolment and vaccination stopped in February 2022. Further analysis to better understand safety data from these trials is ongoing

GSK Annual Report 2021

Pipeline, products and competition
continued

Pharmaceutical products, competition and intellectual property

			Major	Patent expiry dates 1
Products	Compounds	Indication(s)	competitor brands	US	EU
Respiratory
Anoro Ellipta	umeclidinium bromide/ vilanterol trifenatate	COPD	Stiolto Respimat, Utibron/Ultibro Breezhaler, Duaklir Genuair Bevespi Aerosphere, Brimica Genuair	2027 (NCE) 2027-2030 (device)	2029 (NCE) 2022-2026 (device)
Arnuity Ellipta	fluticasone furoate	asthma	Beclazone, Pulmicort, Budesonide Gx, Asmanex, Alvesco	2021 (NCE) 2027-2030 (device)	2023 (NCE) 2022-2026 (device)
Avamys/Veramyst	fluticasone furoate	rhinitis	Dymista, Xhance, Nasonex, Fluticasone Gx	expired	2023
Flixotide/Flovent	fluticasone propionate	asthma/COPD	Beclazone, Pulmicort, Budesonide Gx, Asmanex, Alvesco	expired ( Diskus device) 2023-2026 (HFA-device)	expired ( Diskus device ) expired (HFA-device)
Incruse Ellipta	umeclidinium bromide	COPD	Spiriva Handihaler/ Respimat, Yupelri, Braltus, Seebri Breezhaler, Bretaris Genuair	2027 (NCE) 2027-2030 (device)	2029 (NCE) 2022-2026 (device)
Nucala	mepolizumab	severe eosinophilic asthma, EGPA hypereosinophilic syndrome, chronic rhinosinusitis with nasal polyps	Xolair, Cinqair, Fasenra, Dupixent	expired 2	expired 2
Relvar/Breo Ellipta	fluticasone furoate/vilanterol trifenatate	asthma/COPD	Symbicort, Foster, Budesonide/Formetrol Gx Sirdupla, Dulera	2025 (NCE) 2027-2030 (device)	2027 (NCE) 2022-2026 (device)
Seretide/Advair	salmeterol xinafoate/fluticasone propionate	asthma/COPD	Symbicort, Foster, Budesonide/Formetrol Gx Sirdupla, Dulera	expired ( Diskus device ) 2023-2026 (HFA-device)	expired ( Diskus device ) expired (HFA-device)
Trelegy Ellipta	fluticasone furoate/vilanterol trifenatate umeclidinium bromide	COPD	Trimbow, Breztri Aerosphere, Trixeo Aerosphere, Enerzair Breezhaler	2027 (NCE) 2027-2030 (device)	2029 (NCE) 2022-2026 (device)
Ventolin HFA	albuterol sulphate	asthma/COPD	generic companies	2023-2026 (HFA-device)	expired (HFA-device)
Xevudy	sotrovimab	Early treatment of COVID-19	REGEN-COV, bamlanivimab/etesevimab, Evusheld	2041 (NBE)	NA
Anti-virals
Valtrex	valaciclovir	genital herpes, coldsores, shingles	Prevymis, Valacyclovir Gx, Valcyte	expired	expired
Central nervous system
Lamictal	lamotrigine	epilepsy, bipolar disorder	Vimpat, Trokendi XR, Inovelon	expired	expired
Imigran/Imitrex	sumatriptan	migraine	Zomig, Maxalt, Relpax	expired	expired
Seroxat/Paxil	paroxetine	depression, various anxiety disorders	Trintellix, Aplenzin Viibryd, Zoloft	expired	expired
Cardiovascular and urogenital
Avodart	dutasteride	benign prostatic hyperplasia	Harnal, Vesomni, Urorec	expired	expired
Anti-bacterials
Augmentin	amoxicillin/clavulanate potassium	common bacterial infections	generic products	NA	expired

1	Includes Supplementary Protection Certificates which were granted in multiple countries in EU (including the UK) and patent term extensions granted in the US.

2	Data exclusivity expires 2026 (EU) and 2027 (US).

GSK Annual Report 2021

Pipeline, products and competition
continued
Pharmaceutical products, competition and intellectual property
continued

			Major	Patent expiry dates 1
Products	Compounds	Indication(s)	competitor brands	US	EU

Oncology
Zejula	niraparib	ovarian cancer	Lynparza, Rubraca	2031 (NCE)	2028 (NCE)
Blenrep	belantamab mafodotin	relapsed/refractory multiple myeloma	Sarclisa, Xpovio	2032	2032
Jemperli	dostarlimab	dMMR recurrent or advanced endometrial cancer, solid tumours	Keytruda	2034 (NBE)	2034 (NBE)

Immuno-inflammation
Benlysta, Benlysta (SC and IV)	belimumab	systemic lupus erythematosus, lupus nephritis	Lupkynis, Saphnelo	2025	2026

HIV
Apretude	Cabotegravir	HIV prevention	Descovy, Truvada	2026 (NCE)	2026 (NCE)
Cabenuva/Vocabria + Rekambys	Cabotegravir, rilpivirine	HIV/AIDS	Descovy, Genvoya, Odefsey, Biktarvy	2026 (NCE)	2026 (NCE)
Rukobia	Fostemsavir	HIV/AIDS	Trogarzo	2025 (NCE)	2025 (NCE)
Dovato	Dolutegravir, lamivudine	HIV/AIDS	Descovy, Genvoya, Odefsey, Biktarvy	2027 (NCE)	2029 (NCE)
Juluca	Dolutegravir, rilpivirine	HIV/AIDS	Descovy, Genvoya, Odefsey, Biktarvy	2027 (NCE)	2029 (NCE)
Triumeq	Dolutegravir, lamivudine and abacavir	HIV/AIDS	Descovy, Genvoya, Odefsey, Biktarvy	2027 (NCE)	2029 (NCE)
Tivicay	Dolutegravir	HIV/AIDS	Isentress, Prezista Symtuza, Reyataz, Biktarvy	2027 (NCE)	2029 (NCE)

Vaccine products, competition and intellectual property

			Major	Patent expiry dates 2
Products	Compounds	Indication(s)	competitor brands	US	EU

Bexsero	meningococcal group-B vaccine	Meningitis group B prevention	Trumenba	2027	2028
Boostrix	diphtheria, tetanus, acellular pertussis	diphtheria, tetanus, acellular Pertussis booster vaccination	Adacel	expired	expired
Infanrix Hexa/Pediarix	diphtheria, tetanus, pertussis, polio, hepatitis B, Haemophilus influenzae type B (EU)	Prophylaxis against diphtheria, tetanus, pertussis, polio, hepatitis B, Haemophilus influenzae type B (EU)	Pentacel, Pediacel, Pentaxim, Pentavac, Hexaxim, Hexyon Vaxelis	expired	expired
Cervarix	HPV 16 & 18 virus like particles (VLPs), AS04 adjuvant (MPL + aluminium hydroxide)	human papilloma virus type 16 and 18	Gardasil (Silgard)	2028	2022
Fluarix Tetra	split inactivated influenza antigens (2 virus subtypes A and 2 subtype B)	seasonal influenza prophylaxis	Intenza, Flumist QIV, Vaxigrip QIV, Fluzone QIV, Fluzone High Dose	2022	2022
FluLaval	split inactivated influenza antigens (2 virus subtypes A and 2 subtype B)	seasonal influenza prophylaxis	Vaxigrip, Mutagrip, Fluzone, Influvac, Aggripal, Fluad, Intenza, Flumist	2022	2022
Menveo	meningococcal group A, C, W- 135 and Y conjugate vaccine	Meningitis group A, C, W-135 and Y prophylaxis	Nimenrix, Menactra	2025	2025
Priorix, Priorix Tetra a,b Varilrix b	live attenuated measles, mumps, rubella and varicella vaccine	measles, mumps, rubella and chickenpox prophylaxis	MMR II (M-M-RVaxPro) Proquad, Varivax	expired	expired
Rotarix	Human rotavirus RIX4414 strain	Rotavirus prophylaxis	Rotateq	2022	2026
Synflorix	conjugated pneumococcal polysaccharide	Prophylaxis against invasive disease, pneumonia, acute otitis media	Prevenar (Prevnar)	NA	2026
Shingrix	zoster vaccine recombinant, adjuvanted	herpes zoster (shingles)	Zostavax	2029	2031

1	See Note 46 to the financial statements, ‘Legal proceedings’.
2	Includes Supplementary Protection Certificates which were granted in multiple countries in EU (including the UK), and patent term extensions granted in the US.
a	Related compounds/indications are measles, mumps and rubella vaccine/prophylaxisb.
b	Related compound is varicella vaccine.

GSK Annual Report 2021

Pipeline, products and competition
continued

Consumer Healthcare products and competition

Brand	Products	Application	Markets	Competition

Oral health
Sensodyne, Pronamel	toothpastes, toothbrushes, mouth rinse	relief of dentinal hypersensitivity. Pronamel additionally protects against acid erosion	global	Colgate Sensitive Pro-Relief, Colgate-Palmolive Elmex, Colgate-Palmolive Oral B, Procter & Gamble
parodontax/ Corsodyl	toothpaste, daily/medicated mouthwash, gel and spray	helps stop and prevent bleeding gums, treats and prevents gingivitis	global	Colgate Total Gum Health, Colgate-Palmolive Oral B Gum & Enamel Repair, Crest Gum Detoxify, Procter & Gamble
Polident, Poligrip, Corega	denture adhesive, denture cleanser, wipes	improve retention and comfort of dentures, cleans dentures	global	Fixodent and Kukident, Procter & Gamble, Steradent, Reckitt Benckiser
Aquafresh	toothpastes, toothbrushes mouthwashes	aids prevention of dental cavities, maintains healthy teeth, gums and fresh breath	global	Colgate, Colgate-Palmolive Crest, Procter & Gamble Oral-B, Procter & Gamble

Pain relief
Panadol	tablets, caplets, infant syrup	paracetamol-based treatment for headache, joint pain, fever, cold symptoms	global (except US)	Aspirin, Bayer Tylenol, Johnson & Johnson Nurofen, Reckitt Benckiser
Voltaren	topical gel, diclofenac tablets and patches	non-steroidal, diclofenac based anti-inflammatory	global	Salonpas, Hisamitsu Aspirin, Bayer Tylenol, Johnson & Johnson Nurofen, Reckitt Benckiser Icy Hot, Sanofi
Advil non-respiratory range	tablets, caplets, gel caplets, liquid filled suspension, drops (children’s)	ibuprofen based treatment for headache, toothache, backache, menstrual cramps, muscular pains, minor pain of arthritis	US, Canada, Brazil, Colombia, Mexico	Tylenol, Tylenol PM, Tylenol Children’s Motrin, Motrin Children’s, Johnson & Johnson Aleve, Aleve PM, Bayer

Vitamins, minerals and supplements
Centrum	tablets, gummies, capsules, chewables	vitamin supplement	global	Nutralite, Infinitus Cheong-Kwan-Jung, By-Health, Nature Made, Herbalife, Swisse
Caltrate	tablets, gummies, soft chews	calcium supplement	global	Citracal, Bayer, OS-Cal, Nature Made and private label
Emergen-C	powder, gummies	immune support dietary supplement	US, Canada	Airborne, Reckitt Benckiser Zicam, Church & Dwight Nature made, Pharmavite Sambucol, Healthcare Brands International Ester-C, American Health

Respiratory health
Otrivin	nasal spray	nasal decongestant	Germany, Netherlands, Norway, Russia, Sweden	Afrin, Bayer, Nasivin, Proctor & Gamble, Tyzine, Johnson & Johnson
Theraflu	hot liquids, tablets, syrups	cold and flu relief	Russia, Poland, US	Tylenol Cold & Flu, Johnson & Johnson Mucinex, Reckitt Benckiser Lemsip, Reckitt Benckiser
Advil Respiratory Cold and Flu, Advil Respiratory Allergy	tablets	allergy relief and cold & flu relief		Tylenol Cold & Flu, Johnson & Johnson, Lemsip, Mucinex, Reckit Benckiser
Flixonase/Flonase Piriton	nasal spray, tablets	allergy relief	US, China, UK, Ireland	Claritin, Bayer, Allegra, Sanofi Zyrtec, Johnson & Johnson
Robitussin	syrup, tablets	cough/cold	US, Canada, Singapore, Philippines, Australia	Mucinex, Reckitt Benckiser Dimetapp, Foundation Consumer Healthcare

Digestive health and other
Nexium 24HR	capsules, clear minis, tablets	treatment of frequent heartburn (two or more days a week) in adults (18 years and older)	US, Canada, Australia	Prilosec, Prevacid
Zovirax Abreva	topical cream and non-medicated patch	lip care to treat and prevent the onset of cold sores	global	Compeed, Johnson & Johnson Carmex, Carma Labs Blistex, Blistex Incorporated retail own label
ChapStick	lip balm	protect, moisturise, prevent and soothe chapped lips	global	Blistex, Burt’s Bees, Carmex, Carma Labs, EOS, Nivea, Beiersdorf, Vaseline, Unilever
ENO	effervescent	immediate relief antacid	global (except US)	Estomazil, Hypermarca, Gelusil
Tums	chewable tablets	immediate relief antacid	US	Alka-Seltzer, Bayer Gaviscon, Reckitt Benckiser Rolaids, Sanofi
Nicorette (US) , NicoDerm, Nicotinell (ex. Australia)	lozenges, gum and trans-dermal patches	treatment of nicotine withdrawal as an aid to smoking reduction and cessation	global	Nicorette, Johnson & Johnson NiQuitin, Perrigo

GSK Annual Report 2021

Principal risks and uncertainties

We outline below the principal risks and uncertainties relevant to GSK’s business, financial condition and operations that may affect our performance and ability to achieve our objectives. These are the risks that we believe could cause our actual results to differ materially from expected and historical results.
Operating in the pharmaceutical sector carries various inherent risks and uncertainties that may affect our business.
We must comply with a broad range of laws and regulations which apply to the research and development, manufacturing, testing, approval, distribution, sales, and marketing of pharmaceutical, vaccine and consumer healthcare products. These affect the cost of product development, the time required to reach the market and the likelihood of doing so successfully on an uninterrupted basis.
As rules and regulations change, government interpretation evolves, and our business activities develop, the nature of a particular risk may also alter. Changes to regulatory regimes may be substantial. Any alteration in, and failure to comply with, applicable laws and regulations could materially and adversely affect our financial results.
Similarly, our global business exposes us to litigation and government investigations, including product liability litigation, patent and antitrust litigation and sales and marketing litigation. Litigation and government investigations, and the related provisions we may make for unfavourable outcomes and increases in related costs such as insurance premiums, could also materially and adversely affect our financial results.
More detail on the status and various uncertainties in our significant unresolved disputes and potential litigation is set out in Note 46, ‘Legal proceedings’.
More details regarding our risk management framework and how we identify our principal risks can be found on pages 46 to 48.
UK regulations require a description of the principal risks and uncertainties and explanation for how these are being managed or mitigated. Below is a description of each of our principal risks with a summary of the activities that we take to manage each risk across our businesses. They are not listed in order of significance and consistent with the principal risks detailed on pages 47 to 48.

Patient safety

Risk definition
Potential failure to appropriately collect, review, follow up, or report human safety information (HSI), including adverse events from all potential sources, and to act on any relevant findings in a timely manner.
Risk impact
GSK has zero tolerance for an unfavourable
benefit-to-risk
ratio for patients who use our products. We collect, review, follow up and report human safety information from all potential sources, and use this to conduct robust and timely safety signal detection and take all appropriate measures to safeguard patients and consumers. If we do not effectively manage risks to our patient safety activities, the most serious repercussion could be harm to patients. If we are not compliant with all pharmacovigilance (or ‘drug safety’) regulations globally, consequences could include inspection findings, regulatory scrutiny, civil or criminal sanctions and either temporary or permanent loss of product marketing authorisation. Ineffective management of patient safety risks could also lead to reputational damage, loss of trust by patients and healthcare providers, product-related litigation, and loss of shareholder confidence.
Context
We are fully accountable for safeguarding patients, and our licence to operate depends on our compliance with increasingly complex and variable global regulatory requirements. These include not only pharmacovigilance regulations, but also stringent privacy protections and information security considerations. Our compliance depends on employees and third parties acting on our behalf managing human safety information in accordance with our internal processes.

We balance routine pharmacovigilance activities against a variety of business change initiatives. While supporting our current product portfolio, we are optimising how we perform pharmacovigilance so we are prepared to deliver our future strategy, including an increased focus on oncology, vaccines and specialty medicines and the successful separation of the Consumer Healthcare business in 2022.
We collect information on the safety and efficacy of our products in humans during clinical development and gain more comprehensive information on real-world use once our products are on the market. In addition to our own safety surveillance activities, external parties analyse publicly-available clinical trial results or other data, while new external initiatives use real-world evidence from sources which are not accessible to GSK, but may be used by regulatory agencies to supplement and validate the evidence we use to support the safety and efficacy of our products.
Extensive news and social media coverage of the safety and efficacy of COVID vaccines and therapies has increased the public’s recognition of the importance of pharmacovigilance in the drug development process and in the product marketing phase, but a rise in misinformation has also led to distrust and vaccine hesitancy. This environment could undermine regulatory, governmental, and public trust in medicines for treating
COVID-19,
which could negatively influence healthcare decisions for other diseases, leading to reputational damage or product liability lawsuits.

GSK Annual Report 2021

Principal risks and uncertainties
continued
Patient safety
continued

Mitigating activities
Our Chief Medical Officer is accountable for the Patient Safety enterprise risk and human safety matters, in collaboration with the Head of Global Safety. A cross-enterprise safety governance board oversees implementation of our control framework, including risk management. Our Global Safety Board ensures that we address human safety proactively throughout a product’s lifecycle. Our global policy on management of human safety information requires that all employees immediately report issues relating to the safety of our products. Our Third-Party Oversight framework ensures that third parties who may encounter human safety information are identified and trained appropriately. We manage safety information for all products and from all sources in compliance with global regulations. This information allows us to detect safety signals for our products and take timely action on information that changes a product’s risk/benefit profile.
Any actions are discussed beforehand with regulatory authorities, and can include updating the prescribing information, communicating with healthcare providers, restricting product prescribing/availability to help assure safe use, and carrying out further clinical trials. In certain cases, it may be appropriate to stop clinical trials or to withdraw a product (or a specific batch) from the market.
In 2021, we reinforced requirements for human safety information management across GSK through a range of communication efforts including improved internal mechanisms for adverse event reporting. We also launched an initiative to automate adverse event case intake, processing, and reporting. We consolidated governance of pharmacovigilance processrelated activities from two boards into a single governance forum, and we launched a pilot to optimise delivery and oversight of Patient Safety activities globally. We will target Core Patient Safety processes for simplification and/or optimisation in 2021 and 2022.

Product quality

Risk definition
Failure by GSK, its contractors or suppliers to ensure:

–	Appropriate controls and governance of quality in product development;

–	Compliance with good manufacturing practice or good distribution practice regulations in commercial or clinical trials manufacture and distribution activities;

–	Compliance with the terms of GSK product licences and supporting regulatory activities.
Risk impact
A failure to ensure product quality could have
far-reaching
implications for patient and consumer safety, cause product launch delays, drug shortages or product recalls, and have regulatory, legal, and financial consequences. These could materially and adversely affect GSK’s reputation and financial results.
Context
The external environment for product quality remains challenging, affected by misinformation fuelling vaccine hesitancy, and increased cyber-attacks and data breaches across the industry. Cyber-attacks remain a key risk to the integrity of product quality data and its audit trail.
We are prepared to meet the 2021 European Medicines Agency (EMA) requirements for licensing of Medical Devices and continue to prepare for the in Vitro Diagnostic Medical Device Regulation which becomes effective May 2022. We continue to plan for the implementation of the New Annex 1 guidance for the manufacture of Sterile Medicinal products in the first half of 2022.
We are increasingly using new technology to enhance the manufacture and testing of our products. For example, we use new electronic documentation systems and advanced laboratory information management tools.
Significant changes are taking place in GSK as we implement our new strategy and structure. Our quality organisations assess these changes to make sure our quality procedures and governance can facilitate the strategy, while also ensuring that no unintended consequences increase our product quality risk. The industry is experiencing an increased regulatory on-site
inspection presence -resumed since the onset of the pandemic and we are taking steps to ensure our inspection readiness.
Mitigating activities
We align an extensive global network of quality and compliance professionals, from site-level to senior management with each business unit to provide oversight and assist with the delivery of quality performance and operational compliance. We deliver this management oversight through a hierarchy of quality councils, an independent chief product quality officer and a global product quality office that oversees product quality risk across the company.
We have developed and implemented a single quality management system that defines the quality standards and systems for our businesses associated with pharmaceutical, vaccine and consumer healthcare products, and for clinical trial materials. This system has a broad scope and is applicable throughout the product lifecycle, from R&D to mature commercial supply. A consolidation of regulatory requirements from markets across the world augments this system, which means it meets external expectations for product quality in the markets we supply. Our system is based on the internationally recognised principles from the ICH Q10 pharmaceutical quality system framework.

GSK Annual Report 2021

Principal risks and uncertainties
continued
Product quality
continued

We routinely update our quality management system (QMS) so it keeps pace with the evolving external regulatory environment and new scientific understanding of our products and processes. We have also made our policies and procedures simpler to understand and implement and adopted innovative tools to make them more user-friendly. We regularly train staff in regulatory expectations and learnings from inspections and existing procedures so they can maintain Current Good Manufacturing Practice standards.
We have implemented a risk-based approach to assessing and managing third party suppliers that provide materials used in our finished products. We expect contract manufacturers that make our products to comply with GSK standards and regularly conduct audits to provide us with assurance that they do.
We have product incident committee processes in place to investigate product issues and make recommendations on remediation activities including, where necessary, the recall of products to protect patients and consumers.
Our established complaint process ensures we respond appropriately to product quality issues raised by patients and customers. Independent functions review and triage allegations of noncompliance or misconduct received through formal and informal ‘Speak Up’ channels. Global disciplinary and enforcement procedures apply to any breaches of our standards, and are initiated, as appropriate, following investigations. We use key risk indicators to support risk management activities and provide GSK’s Leadership Team and Risk Oversight and Compliance Council with an integrated assessment of product quality performance.
We have completed the initial review of manufacturing processes for all products to identify any potential risks associated with nitrosamine impurities. We completed the work in accordance with Health Authority regulatory timelines. We are continuing our product evaluations and will take any necessary risk mitigation steps in 2022.

Financial controls and reporting

Risk definition
Failure to comply with current tax laws or incurring significant losses due to treasury activities; failure to report accurate financial information in compliance with accounting standards and applicable legislation.
Risk impact
Non-compliance with existing or new financial reporting and disclosure requirements, or changes to the recognition of income and expenses, could expose GSK to litigation and regulatory action and could materially and adversely affect our financial results. In the current global pandemic, there can be significant changes at short notice. Failure to comply with changes in the substance or application of the laws governing transfer pricing, dividends, tax credits and intellectual property could also materially and adversely affect our financial results.
Inconsistent application of treasury policies, transactional or settlement errors, or counterparty defaults could lead to significant losses.
Context
We are required by the laws of various jurisdictions to publicly disclose our financial results and events that could materially affect the Group’s financial results. Regulators routinely review the financial statements of listed companies for compliance with new, revised, or existing accounting and regulatory requirements. We believe that we comply with the appropriate regulatory requirements concerning our financial statements and the disclosure of material information, including any transactions relating to business restructuring such as acquisitions and divestitures. However, should we be subject to an investigation into potential non-compliance with accounting and disclosure requirements, this could lead to restatements of previously reported results and significant penalties.
Our Treasury group deals daily in high value transactions, mostly foreign exchange, and cash management transactions. These transactions involve market volatility and counterparty risk.
The Group’s effective tax rate reflects the locations of our activities and the value they generate, which determine the jurisdictions in which profits arise and the applicable tax rates. These may be higher or lower than the UK statutory rate and may reflect regimes that encourage innovation and investment in R&D by providing tax incentives which, if changed, could affect GSK’s tax rate. In addition, the worldwide nature of our operations means that our cross-border supply routes, necessary to ensure supplies of medicines, can result in conflicting claims from tax authorities as to the profits to be taxed in individual countries. This can lead to double taxation, with profits taxed in more than one country. The complexity of tax regulations also means that we may occasionally disagree with tax authorities on the technical interpretation of a particular area of tax law. The tax charge included in our financial statements is our best estimate of tax liability pending any audits by tax authorities.
We expect there to be a continued focus on tax reform, driven by initiatives by the OECD and the EC to address the tax challenges arising from digitalisation of the economy. Together with domestic initiatives around the world, these may result in significant changes to established tax principles and an increase in tax authority disputes. Regardless of their merit or outcomes, these may be costly, divert management attention and adversely impact our reputation and relationship with key stakeholders.

GSK Annual Report 2021

Principal risks and uncertainties
continued
Financial controls and reporting
continued

Mitigating activities

Financial results are reviewed and approved by regional management, before being reviewed by GSK’s Group Financial Controller and Chief Financial Officer (CFO). This allows our Financial Controller and CFO to assess the evolution of the business over time, and to evaluate its performance to plan. Significant judgements are reviewed and confirmed by senior management. We integrate technical or organisational transformation, newly acquired activities and external risks, such as the
COVID-19
pandemic, into our risk assessments, and apply appropriate controls and reviews.

We maintain a control environment designed to identify material errors in financial reporting and disclosure. The design and operating effectiveness of key financial reporting controls are regularly reviewed by management and tested by external third parties. A minimum standard control set is in place for all finance locations, irrespective of size, which is reviewed by management and monitored independently. This gives us assurance that controls over key financial reporting and disclosure processes are operating effectively. Our Global Finance Risk Management and Controls (FRMC) group provides extra support during significant transformations, such as system deployment or management/structural reorganisations. We add operational resources and adapt programme timelines to ensure processes and controls are maintained during significant changes.

The Disclosure Committee, reporting to the Board, reviews GSK’s quarterly results and annual report. Throughout the year, in consultation with its legal advisors, the Disclosure Committee also determines whether it is necessary to disclose publicly information about the Group through stock exchange announcements. We keep up to date with the latest developments in financial reporting requirements by working with our external auditor and legal advisors.

The Treasury Management Group (TMG) meets regularly to ensure that liquidity, interest rate, counterparty, foreign currency transaction and foreign currency translation risks are all managed in line with the prudent approach detailed in the risk strategies and policies adopted by our Board.

Counterparty exposure is subject to defined limits approved by the Board for both credit rating and individual counterparties. The Middle Office within Treasury monitor the management of counterparty risk in line with agreed policy with oversight from a corporate compliance officer, operating independently of Treasury. Further details on mitigation of Treasury risks can be found on pages 228 to 244.

We manage tax risk through robust internal policies, processes, training, and compliance programmes. We maintain open and constructive relationships with tax authorities worldwide. We monitor government debate on tax policy in our key jurisdictions, so that we can understand any potential future changes in tax law and share an informed point of view. Where relevant, we provide pragmatic and constructive business input to tax policy makers, either directly or through industry trade bodies. This includes advocating reform to support economic growth and job creation, as well as the needs of our patients and other key stakeholders. We submit significant tax decisions to our Tax Governance Board, which meets quarterly comprised of senior GSK Finance colleagues.

Our tax affairs are managed on a global basis by a team of tax professionals, led by the Global Head of Tax, who work closely with the business on a day-to-day
basis. The Global Tax team is suitably qualified for the roles they perform, and we support their training needs so they can provide up to date technical advice in line with their responsibilities.

We submit tax returns according to statutory time limits and engage proactively with tax authorities to ensure our tax affairs are current, entering into continuous audit programmes and advance pricing agreements where appropriate. These arrangements provide long-term certainty for both tax authorities and GSK over the tax treatment of our business, based on full disclosure of all relevant facts. We seek to resolve any differences of interpretation in tax legislation with tax authorities in a cooperative manner. In exceptional cases, we may have to resolve disputes through formal proceedings.

GSK Annual Report 2021

Principal risks and uncertainties
continued

Anti-bribery and corruption (ABAC)

Risk definition
The bribery and corruption risk is the failure of GSK employees, consultants and third parties to comply with our Anti-bribery & corruption (ABAC) principles and standards, as well as with all applicable legislation.
Risk impact
Failure to mitigate this risk could expose the Group and associated persons to governmental investigation, regulatory action, and civil and criminal liability and may compromise the Group’s ability to supply its products under certain government contracts. In addition, failure to prevent bribery or corruption could have substantial implications for GSK’s reputation and the credibility of senior leaders and might erode investor confidence in our governance and risk management. It could also lead to legal and financial penalties.
Context
The overall environment for ABAC continues to be challenging. Countries are holding individuals, as well as corporations, accountable by increasing the employer duty of care. Divergence of legislation, increasing political protectionism, social inequality and pricing pressures are making compliance harder. Society is holding corporations to ever higher standards, with technology providing a rapid and anonymous avenue for dissemination of previously confidential information and even for damaging false reports.
Enforcement actions and penalties continued across the globe with the focus on use of third-party intermediaries. Proposed EU legislation would require businesses to conduct due diligence on potential human rights and related environmental impacts of their operations and supply chains, imposing a legal standard of care. In addition, the ongoing impact of
COVID-19
could increase the risk of bribery and corruption.
Supportive aspects of the external environment include an increase in transparency and collaboration among enforcement authorities with the aim of reducing bribery and corruption globally. Advances in technology and the use of data analytics are also providing better platforms to streamline processes and detect potential issues.
Mitigating activities
We have an enterprise wide ABAC programme designed to ensure compliance with our ABAC policies and mitigate the risk of bribery and corruption. It builds on our business standards and culture to form a comprehensive and practical approach to compliance that is flexible to the evolving nature of our business.
GSK’s ABAC Governance Board oversees and provides programme governance and enterprise risk management which includes representation from key functional areas.
We have appropriate controls in place around transactions and payments to third parties, such as training, awareness raising and strong monitoring. We plan to continue with pre-and
post-transaction ABAC due diligence, to increase the capabilities in the business on monitoring, oversight, and red flag resolution of third parties, and to review controls and accountabilities of government officials. We continue to assess and understand our money laundering risk exposure and mitigate any existing risk.
Our Code of Conduct, values and expectations, and commitment to zero tolerance towards bribery and corruption are integral to how we mitigate this risk. In light of the complexity and geographic breadth of the risk, we constantly evolve our oversight of activities and data; reinforce to our workforce GSK’s clear expectations regarding acceptable behaviours; and maintain regular communications between the centre and local markets.
We built our ABAC programme based on best in class principles and is subject to ongoing review and development. It provides us with the basis from which we seek to manage the risk from both top down and bottom up. For example, the programme includes top-level
commitment from our Board and leadership, and a data analytics programme to create and embed local key risk indicators to enable targeted intervention and risk management activities.
A global ABAC policy, and other written standards and controls, which address the business activities that give rise to ABAC risk underpins the programme. In addition, the programme mandates enhanced controls over interactions with government officials and during business development transactions. Controls in our ABAC policy establish due diligence requirements for the engagement of third parties.
We have a dedicated team responsible for the implementation and evolution of the ABAC programme. The ABAC team continually works with other groups across the enterprise to address and improve controls and monitoring requirements. Audit & Assurance and independent business monitoring teams complement the team’s work and provide added assurance. We use issues found during oversight and assurance exercises, and from investigations to identify areas for specific intervention in the markets and to drive the continuous improvement of the programme.
We regularly provide mandatory ABAC training to employees and relevant third parties in accordance with their roles and responsibilities and the risks they face.
We benchmark our ABAC programme against those of other large multinational companies and use external expertise and internal insights to drive improvements.
Formal and informal ‘Speak Up’ channels are available to report misconduct or non-compliance.
The central investigations team reviews and triages allegations of non-compliance
and allocates for investigation as appropriate.

GSK Annual Report 2021

Principal risks and uncertainties
continued

Commercial practices

Risk definition
Failure to engage in commercial activities that are consistent with the letter and spirit of the law, industry regulations, or the Group’s requirements relating to sales and promotion of our medicines and vaccines; appropriate interactions with healthcare professionals/ organisations and patients; legitimate and transparent transfers of value; and competition (or antitrust) regulations in commercial practices, including trade channel activities and tendering business.
Risk impact
Failure to engage in activities that are consistent with the letter and spirit of the law, industry regulations, or the Group’s requirements relating to sales and promotion of medicines and vaccines; with appropriate interactions with healthcare professionals (HCPs), organisations and patients; with legitimate and transparent transfers of value; and with pricing and competition (or antitrust) regulations in commercial practices, including trade channel activities and business tendering, could, materially and adversely affect our ability to deliver our strategy and long-term priorities. Additionally, it may result in incomplete awareness of the risk/benefit profile of our products and possibly suboptimal treatment of patients and consumers; governmental investigation, regulatory action and legal proceedings brought against the Group by governmental and private plaintiffs which could result in government sanctions, and criminal and/or financial penalties. Any practices that are found to be misaligned with our values and expectations could also result in reputational harm and dilute trust established with external stakeholders.
Context
We operate in a highly regulated and extremely competitive biopharma and consumer industry, amongst peers who make significant product innovations and technical advances and intensify price competition. Additional external factors impacting our business operations include the ongoing
COVID-19
global pandemic, access limitations to our customers, macroeconomic inflationary dynamics, and pricing pressure across markets.
To achieve our strategic objectives, we must continue to develop commercially viable new products and deliver additional uses for existing products that address the needs of patients, consumers, HCPs and payers. Financially, new products/indications carry with them an uncertainty with regards to future success. Product development is costly, timely, and uncertain, and carries with it the potential for failure at any stage. Even upon successful product development, we still face challenges in how we launch and how our competitors’ products or pricing strategies could render our assets less competitive. Supporting our efforts on product innovation is a continued focus on creating an omnichannel way of engagement, with a continued focus on our patient.
Once we have an approved medicine or vaccine, it is our obligation to provide important information to the healthcare community in various ways, always in a responsible, legal, and ethical manner. Appropriate product promotion ensures HCPs have access to the information they need, that patients and consumers have the facts about the medicines and vaccines they require, and prescribed, recommended, or used in a manner that provides healthcare benefit.
We are committed to the ethical and responsible commercialisation of our products in support of our purpose to improve the quality of human life by enabling people to do more, feel better, and live longer.
Mitigating activities
To achieve our strategic objectives, we must meet price expectations of payers, HCPs, consumers, and the community. Our values and behaviours provide a guide for how we lead and make decisions. We constantly strive to do the right thing and deliver quality medicines and vaccines and sustain reliable supply to meet customer needs. In doing so, we seek to ensure our actions reflect GSK’s values, behaviours, and purpose.
We understand the impact of data on our industry and strive to become an organisation that makes data-driven decisions; this approach is aligned to our efforts to become more agile and work at pace. GSK has acted to enhance and improve our policies and standards, application of data analytics and our channel activities. We have developed policies to support the strong growth of our Consumer Healthcare internet channels and digital marketing activities, using artificial intelligence-powered tools to improve the oversight of more than 700 GSK websites.
We have evolved policies and standards in a stepwise approach to ensure that commercial activities that we undertake or are conducted on our behalf are executed within our established governance. We train employees on relevant information with a focus on interactive learning and elements of behavioural science. All our commercial activities worldwide must conform to high ethical, regulatory, and industry standards. Where local standards differ from global ones, we apply those that are most stringent. Where the standards of an acquired company or joint venture partner differ from our global standards, we remediate legacy policies and implement revisions, so they align.
Our Consumer Healthcare business has harmonised policies and procedures, to guide regional and global commercial practice processes, and clarified applicable standards for operations in the markets in which we operate. In 2021 we have implemented a specific control framework for our five export hubs, and embedded our promotional code in China to enable responsible business growth and employee behaviour.

GSK Annual Report 2021

Principal risks and uncertainties
continued
Commercial practices
continued

GSK’s Pharmaceuticals, Consumer Healthcare and Vaccines businesses continue to use our internal control framework to support its assessment and management of risks. Business unit risk management and compliance boards, which manage risks across global and in-country
business activities, oversee commercial activities and their monitoring programmes. The recent combination of the Legal and Compliance functions into one team will result in a stronger, more cohesive support function for our businesses.
All promotional materials and activities must be reviewed and approved according to our policies and standards and conducted in accordance with local laws and regulations; these requirements seek to ensure that such materials and activities fairly represent the Group’s products or services. Consumer Healthcare has deployed a new copy approval tool to improve controls over important promotional activity. Where necessary, in the event of misconduct, we have disciplined employees, up to and including termination of contract, and clawed back remuneration from senior management.
We have continued to evolve our incentive programme for Pharmaceuticals and Vaccines sales representatives to better recognise and reward individual effort. In all mature markets, the capped variable pay element of representatives’ compensation is evaluated on the basis of individual sales targets.
We implemented this in a phased and thoughtful approach supported by a comprehensive training, control, and monitoring framework to ensure full alignment with GSK’s values-based approach to HCP engagement.
We allow fair market value payments to be made by GSK to expert practitioners to speak about our innovative medicines and vaccines during a restricted period in a product’s lifecycle. A global end-to-end
process and system is currently set to begin deployment in Q4 2021 and will improve not only the execution of these activities, but also strengthen controls through automation and use of data. Where permitted we report payments to individual HCPs as part of our commitment to transparency and responsible disclosure.
Consumer Healthcare has been a key driver in the development of an ethical code for the Global Self-Care Federation, setting principles for promotion to healthcare practitioners and pharmacy staff.
GSK is committed to complying with all applicable sanctions laws and regulations and has deployed a programme to enable management of sanctions risk. The programme, led by GSK Finance, is made up of various systems and controls including, but not limited to, policies and procedures, training and awareness, screening, monitoring and risk reporting.

Non-promotional
engagement

Risk definition
Failure to engage in
non-promotional
activities that are consistent with local laws, regulations and guidance, Industry Codes, internal GSK policies, standards and other controls, and GSK values, including i) communications to HCP/OHS or non-HCPs
relating to our medicines and/or associated disease areas; ii) appropriate conduct of non-promotional
interactions; and iii) legitimacy and transparency of
non-promotional
interactions.
Risk impact
Without controls in place, the risk could result in real, perceived, or disguised promotion including off-label
and prior-authorisation promotion, and real or perceived provision of medical advice. This in turn could lead to criminal investigations and penalties, civil litigation, or competitor complaints. At the same time, if we do not engage fully and appropriately, this could result in patient harm, failure to advance science and innovation, reputational damage, and financial loss. Such consequences may reduce the trust of the public, patients, healthcare professionals, payers, regulators, and governments.
Context
Non-promotional
engagements are diverse activities directed at healthcare professionals, as well as patients, payers, and external stakeholders. Such engagements are conducted to improve patient care through the exchange or provision of knowledge on the use of our products and related diseases.
Non-promotional
engagement with external stakeholder groups is vital to GSK, as a research-based healthcare company, and necessary for scientific and medical advances. We expect our non-promotional
activities to be scientifically sound and accurate, conducted ethically and transparently, and compliant with applicable codes, laws, and regulations. However, non-promotional
engagements are largely unregulated. Therefore, measured risk-taking, rooted in sound values, and principles-based decision-making, training, communication, and monitoring of such activities are key to managing the risk and enabling full and appropriate engagement.
Mitigating activities
Our Chief Medical Officer (CMO) oversees all
non-promotional
engagement as enterprise risk owner. The GSK Code of Practice is the key internal policy for non-promotional
engagement activities. These activities include scientific interactions, support of medical education, advice seeking, gathering insights on unmet needs of patients, scientific communication of our research, and disease awareness.

GSK Annual Report 2021

Principal risks and uncertainties
continued
Non-promotional
engagement
continued

Since the pandemic, we have seen a continued increase in virtual engagements (eg with external experts, advisory boards, patient advocacy, patient engagements and scientific congresses). We further developed and modernised our digital approach to HCPs and insight-gathering and applied our internal principles and policies to this rapidly changing and growing environment.
We enhanced our internal networks to foster collaboration and best practice sharing in risk management. The networks will identify emerging risks associated with non-promotional activities early and support staff to conduct activities in compliance with GSK’s values and policies, local laws, and regulations. We continue to build effective management monitoring systems and apply key risk indicators for managing non-promotional engagement.

Privacy

Risk definition
The failure to collect, secure, use, share and destroy Personal Information (PI) in accordance with data privacy laws can lead to harm to individuals (e.g. financial, stress, prejudice) and GSK (e.g. fines, operational, financial and reputational).
Risk impact
Non-compliance
with data privacy laws globally could lead to harm to individuals and GSK. It could also damage trust between GSK and individuals, communities, business partners and government authorities. Many countries have increased the enforcement powers of their data protection authorities by allowing them to impose significant fines, impact cross-border data flows, or temporarily ban data processing. Many new country laws also give individuals the right to bring collective legal actions against companies like GSK for failure to follow data privacy laws.
Context
Data privacy legislation is diverse with limited harmonisation or simplification. It is challenging for multinationals to standardise their approach to compliance with data privacy laws. Governments are enforcing compliance with data privacy laws more rigorously. The focus on the ethical use of personal information is growing, over and above compliance with data privacy laws, due to an increase in the volume of data processed and advances in technology.
Workforce protection and effective privacy controls for research during the
COVID-19
pandemic create unique challenges. Additionally, new data privacy laws, such as the Personal Information Protection Law (PIPL) in China, and court decisions – like the Court of Justice of the European Union ruling for Schrems II – are invalidating established international data transfer mechanisms that international companies had relied on. The increasing trend for data sovereignty affects our ability to drive medical innovation and to effectively operate internationally
Mitigating activities
Our General Counsel is also the chair of our Privacy Governance Board, which oversees GSK’s overall data privacy operating model. Each GSK business area has appointed a risk owner accountable for overseeing its privacy risks, supported by privacy leaders within their business.
In some countries data privacy laws require appointment of a data protection officer (DPO). GSK appointed a single DPO for the EU, represented and supported in specific countries by country privacy advisors.
Our General Counsel is GSK’s enterprise risk owner (ERO). The ERO has appointed a delegate risk owner, the global privacy officer (GPO), who has day-to-day
accountability for designing and implementing the control framework. The GPO co-leads
the cross-functional Privacy Centre of Excellence, together with the Global Privacy Counsel. Privacy officers, privacy counsel, and multiple country privacy advisors (who are familiar with local privacy regulations) support these groups.
GSK has evolved the initial control framework implemented for the EU General Data Protection Regulation into a comprehensive privacy control framework, based on global privacy principles common across the global privacy landscape. This global framework deployed in countries showing a need for such a comprehensive framework, based on factors like robust local privacy legislation, established data protection authorities, and GSK footprint. Beyond those countries, we are deploying a proportionate control framework to set up minimum privacy standards irrespective of any applicable legislation.
Our Privacy Centre of Excellence is responsible for:

–	operating and improving the centralised global privacy control framework;

–	continuously assessing and providing relevant and proportionate controls and aid to non-deployed markets;

–	monitoring new, or changing, laws and adapting the privacy framework; accordingly, and

–	deploying a comprehensive training programme to drive greater awareness and accountability for managing personal information across the entire organisation.
We certify key GSK privacy network roles with an accredited international privacy association.
We continuously improve our processes, such as issue identification, reporting and handling, through monitoring. The Privacy Centre of Excellence engages in new business development opportunities at an early stage to ensure we perform appropriate due diligence and the right steps taken when onboarding or splitting off a business unit.

GSK Annual Report 2021

Principal risks and uncertainties
continued

Research practices

Risk definition
Research Practices risk is the failure to adequately conduct ethical and sound pre-clinical
and clinical research. In addition, it is the failure to engage in scientific activities that are consistent with the letter and spirit of the law and industry, or the Group’s requirements. It comprises the following sub-risks:
Data Governance, Laboratory Research, and Human Subject Research.
Risk impact
The potential impacts of the risk include harm to human subjects, reputational damage, failure to obtain the necessary regulatory approvals for our products, governmental investigation, legal proceedings brought against the GSK by governmental and private plaintiffs (product liability suits and claims for damages), loss of revenue due to inadequate patent protection or inability to supply our products, and regulatory action such as fines, penalties, or loss of product authorisation. Poor data integrity and governance could compromise GSK’s R&D efforts and negatively impact our reputation. Any of these could materially and adversely affect our financial results and damage the trust of patients and customers.
Context
Research involving animals can raise ethical concerns. In many cases, however, research in animals is the only way to investigate the effects of a potential new medicine in a living body other than in humans. Animal research provides critical information about the causes and mechanisms of diseases and therefore remains a vital part of our research. We continually seek ways in which we can minimise our use of animals in research, development, and testing, while complying with regulatory requirements and reducing the impact on the animals used.
Human subject research is critical to assessing and demonstrating the safety and efficacy of our investigational products or further evaluate our products once they have been approved. This research includes clinical trials in healthy volunteers and patients and follows regulations and high ethical, medical, and scientific standards. We disclose the results of this research externally regardless of whether they reflect positively or negatively on our products, so that the scientific community can learn from the outcomes of our research.
We also work with human biological samples which are fundamental to the discovery, development, and safety monitoring of our products. We are committed to managing human biological samples in accordance with relevant laws, regulations, and ethical principles, and in a manner that respects the interests of sample donors.
Data is pivotal to our R&D strategy and we are maximising the use of data to serve patients. Governing our data in accordance with relevant laws, regulations, contractual obligations, expectations, and our culture across privacy, information security, and data integrity is essential.
We use a wide variety of biological materials in the discovery, research, and development of our assets. Through the Convention on Biological Diversity (CBD) and the Nagoya Protocol, the international community has established a global framework regulating access to, and use of, genetic resources of non-human
origin in research and development.
We support the principles of access to, and
benefit-sharing
of, genetic resources as outlined in the CBD and the Nagoya Protocol. We also recognise the importance of appropriate, effective, and proportionate implementation measures at national and regional levels.
Mitigating activities
The Research Practices risk is overseen by an enterprise framework that seeks to strengthen governance across R&D in our Pharmaceuticals, Vaccines and Consumer Healthcare businesses.
Under the leadership of the Research Practices enterprise risk owner, management of the risk takes a pragmatic approach to information sharing, streamlining risk identification and escalation while ensuring ownership of risk mitigation stays with the business.
We have an established Office of Animal Welfare, Ethics and Strategy and Risk (OAWESR), led by our Chief Veterinary Officer, that supports the humane and responsible care of animals, carries out ethical reviews and independent scientific reviews of animal studies, and shares knowledge and advocates for the application of non-animal
alternatives. The OAWESR provides a framework of animal welfare governance, defines and provides oversight for training in animal care and, promotes the replacement, refinement and reduction of animal research, conducts quality assessments, manages a programme of external animal diligence, and develops and deploys strategies for reproducing experiments and translating them to human clinical end points.
Ensuring we implement and maintain proper data governance controls remains an important priority, especially as our scientific strategy is evolving to take advantage of the breath of our data (for example: genomics and artificial intelligence and machine learning). We focus on building data integrity as well as privacy and usage controls into our internal control framework. Quality assurance teams conduct audits to provide independent business monitoring of our internal controls.
Our R&D organisation maintains and controls
pre-publication
procedures to guard against public disclosure before patent applications are filed. In addition, because a lack of data integrity in preparing patent application data and information can lead to a loss of patent protection, legal experts collaborate with R&D to support the review process for new patent applications. Our R&D organisation also collaborates with legal experts throughout the development of our assets to take account of any relevant third-party patent rights.

GSK Annual Report 2021

Principal risks and uncertainties
continued

Environment, health and safety

Risk definition
Failure in management of:

–	execution of hazardous activities;

–	GSK’s physical assets and infrastructure;

–	handling and processing of hazardous chemicals and biological agents;

–	control of releases of substances harmful to the environment in both the short and long-term;
leading to incidents which could disrupt our R&D and Supply activities, harm employees, harm the communities and harm the local environments in which we operate.
Risk impact
Failure to manage EHS risks could lead to significant harm to people, the environment and the communities in which we operate; fines; inability to meet stakeholder expectations and regulatory requirements; litigation or regulatory action; and damage to the company’s reputation, which could materially and adversely affect our financial results.
Context
GSK is subject to the health, safety, and environmental laws of various jurisdictions. These laws impose duties to protect people, the environment, and the communities in which we operate.
Mitigating activities
The Global Leadership Team is responsible for EHS governance and risk oversight. They ensure there is an effective control framework
‘in-place’
and
‘in-use’
to manage the EHS risks, impacts, and legal compliance issues in each of our business units. This includes assigning responsibility to senior managers for providing and maintaining our controls, and for ensuring that tiered monitoring and governance processes are in place within their business units. Function leaders ensure that the EHS control framework is implemented effectively in their respective business area, that it is compliant with applicable laws and regulations, and that it is adequately resourced, maintained, communicated, and monitored. Every employee and qualified contractor acting on behalf of GSK is personally responsible for ensuring that they follow all applicable local standard operating procedures.
Our risk-based, proactive approach is articulated in our global EHS policy and detailed in our global EHS standards, against which we audit all our operations to ensure compliance. We ensure hazards are appropriately controlled through the design of facilities, equipment, and systems. These rigorous procedures, when applied correctly, put effective barriers in place to protect employees’ health and safety.
In late 2020 we created a safety improvement plan to strengthen our corporate safety programmes, focusing on Life Saving Rules, Safety Leadership and Warehouse Safety. All significant milestones for these programmes delivered in 2021 and the overall number of significant incidents that have occurred this year has reduced.

Environmental sustainability

Risk definition
Failure in the management of:

–	Physical climate and environmental risks;

–	Current and future regulatory requirements for environmental policies and taxes;

–	Delivery and performance of management environmental objectives;
leading to: reduced supply chain resilience; product life cycle management issues, loss of trust/reputation with employees, investors, customers, regulators and other stakeholders; increased costs; loss of sales or market access; negative impacts on the environment.
Risk impact
We recognise that the way we respond to climate change and manage environmental risks affects our ability to supply products to patients and consumers and could lead to harm to the environment and our reputation. Failure to meet fast-evolving regulatory requirements and stakeholder expectations could result in litigation or regulatory actions, which may have a material adverse impact on our financial results and longer term loss of trust, undermining the credibility of the company.
Context
It is increasingly understood that the interconnected effects of climate change, nature loss, and society’s impact on both are influencing human health. Internal and external expectations for companies to address their impact on the environment are increasing, as are the effects of climate change on operational resilience, in regard to access to energy, water and the natural resources used in products, along with potential cost increases from any regulatory changes or environmental taxes.

GSK Annual Report 2021

Principal risks and uncertainties
continued

Environmental sustainability
continued

Mitigating activities
In November 2020, GSK announced a new commitment to have net zero climate impact and to be net nature positive by 2030. These goals built on our long-term ambition, set out in 2010, to reduce our impact on the environment.
The GSK Leadership Team (GLT) is responsible for environmental sustainability governance and risk oversight. It ensures there is an effective framework in place, and in use, to manage the risks across each of our businesses and to deliver on commitments. The GLT’s responsibilities include appointing dedicated senior leaders and resources to provide and maintain risk controls and ensure that governance processes are established and effective within their businesses. A dedicated environmental sustainability enterprise risk plan is in place supported by a dedicated programme team and governance framework to manage transformation activities.
We ensure delivery of reductions in carbon emissions, energy, water, and waste across our operations. We have mature programmes for managing performance improvements at our sites, and we include sustainability considerations in the design of products and packaging. We are strengthening our engagement with our suppliers to target where key interventions or support are most needed.
We continue to monitor and control antibiotic emissions from manufacturing effluents at all GSK facilities, and those of our suppliers, following good operational practice and meeting emission limits as defined by the AMR Alliance Manufacturing Framework to assess our impact on the environment.
We continuously
re-assess
our business resilience to climate change against the Task Force on Climate-related Financial Disclosures (TCFD) framework guidelines.

Information security

Risk definition
Risk in Information Security at GSK is characterised as the unauthorised disclosure, theft, unavailability or corruption of GSK’s Information or key information systems that may lead to harm to our patients, workforce and customers, disruption to our business and/or loss of commercial or strategic advantage, regulatory sanction, or damage to our reputation.
Risk impact
Failure to adequately protect our information, or key information systems, may cause harm to our patients, workforce and customers, disruption to our business and/or loss of commercial or strategic advantage, regulatory sanction, or damage to our reputation.
Context
The overall information security environment is challenging, because of the difficulty of keeping pace with increasingly sophisticated cyber threats. This is due to many factors including, the complexity of large regulated organisations; the well-resourced nature of hacking activities; and the increasing demands for accountability of data handled by companies. Additionally, the GSK separation is a period of significant change which increases our risk and requires additional vigilance. We continue to reassess our reliance on interconnectivity with third party contractors, partners, and suppliers.
The
COVID-19
pandemic continues as another significant external factor affecting how we manage information security at GSK.
COVID-19-related
threats include an increase in ransomware attacks against the healthcare sector, as hackers continue to use the opportunity to disrupt critical healthcare operations and, in some cases, seize healthcare research related to
COVID-19
vaccines and treatments.
We operate a highly connected information network which holds confidential research and development, manufacturing, commercial, workforce and financial data. This means that our systems and information have been and will continue to be the target of cyberattacks. We continue to consolidate information systems to reduce attack points and enable more focused controls. GSK’s strategic approach to digital analytics will further increase our dependency on digital assets and distributed data. Our continued analysis and assessment of our critical data assets and the threats to those assets will require a continuous re-evaluation
of emerging risks to GSK. Mitigating actions already defined in these areas includes the secure deployment and operation of our resources in high-risk markets, the risk posed by GSK having data in the Cloud, and the potential for complexity resulting from agile business-led
IT development across the enterprise.

GSK Annual Report 2021

Principal risks and uncertainties
continued
Information security
continued

Mitigating activities
We have a dedicated team and program of activity that supports our global information security policy and accompanying IT standards and processes. The GSK Technology, Security and Risk function provides strategy, direction, and oversight and we have mirrored these functions in New CH in readiness for separation. This includes active monitoring of cybersecurity, while enhancing our global information security capabilities through an ongoing programme of investment. We continue to make significant investments in mitigation activities, which we will continue to advance in the coming year:

–
Modernising cyber operations with consistent evaluation of our security solutions and deployment of best of class cyber security technology to ensure the timely detection and response to information security incidents, with particular focus on ransomware preparation and awareness.

–	Modernising cyber security within manufacturing and R&D sites to address the age, complexity, and global footprint of those environments.
–
Optimising security architecture to mitigate the risk of data loss intentionally or unintentionally, implementing a cloud security strategy and ensuring new solution development includes security by design. We are also continuing to remediate and improve the control environment for privileged or elevated user rights across our systems.

–
Transferring third party risk management to a managed service partner. This organisation will process our critical and sensitive information and supports the solution that will enable us to move all third parties that access our IT resources remotely via a more secure environment.

–
Enabling business performance in high risk markets by assessing data and information originating in, and flowing to, international markets where local laws and norms represent a heightened risk to the confidentiality, integrity, and availability of our operational systems.

Supply continuity
Risk definition
Failure to deliver a continuous supply of compliant finished product; inability to respond effectively to a crisis incident in a timely manner to recover and sustain critical operations.
Risk impact
We recognise how important the continuity of supply of our products is to the patients and consumers who rely on them.
Supply disruption can lead to:

–	Product shortages and product recalls

–	Regulatory intervention

–	Reputational harm

–	Lost sales revenue
Consequently, we need sophisticated
end-to-end
supply chain management with robust crisis management and business continuity plans in place to respond.
Context
We run our supply chains in a continually evolving, highly regulated environment. There is no single set of global regulations which governs the manufacture and distribution of medicines and we must adhere to the requirements in all those markets in which we licence, sell, or manufacture our products. We rely upon our internal Quality Management System and our internal Control Framework to ensure we continue to preserve our licence to operate.
Our complex
end-to-end
supply chains often involve third party suppliers, from Active Pharmaceutical Ingredient (API) manufacturers and raw material suppliers through to Third Party Logistics Providers and contract engineering firms. We embed integrated risk management into our sourcing and day to day business processes, alongside our Third-Party Oversight programme.
COVID-19
is an exemplar of events in the external environment which result in unforeseen, significant supply challenges, including staffing shortages for essential manufacturing operations, critical raw materials supply pressures (e.g. glass vials, plastic tubing) and interruptions in distribution.
Cybersecurity remains a significant threat to our supply chain operations. The global cyber threat has increased during the global pandemic and we remain hyper-vigilant to data security breaches and Operational Technology risks.
Mitigating activities
Risk Management:
Our supply chains are set up to ensure sustainable supply across the GSK portfolio of Pharmaceuticals, Vaccines and Consumer Healthcare products. The GSK Internal Control Framework drives our approach to risk management, designed to identify emerging new risks and support clear decision making.

GSK Annual Report 2021

Principal risks and uncertainties
continued
Supply continuity
continued

Each supply chain manages their risk oversight through a hierarchy of Risk Management and Compliance Boards to assure risk mitigation (including identifying new and emerging threats).
Inventory Management:
Supply chain governance committees within each Business Unit closely monitor the inventory status and delivery of our products.
Our core commercial cycle links the supply chain forecasting with our commercial ambition and designed to reduce the risk of demand fluctuations and manage temporary shortages in supply.
We periodically review each node of our supply chains to ensure we hold adequate safety stocks, whilst balancing working capital. We particular emphasis on mitigating supply risks associated with medically critical, high-revenue products and new product launches, e.g. using dual sourcing for key products or APIs. We use the monthly Performance Management Process across the supply chains to monitor business activity and highlight adverse trends in supply, operations, budget, and workforce capability.
Business continuity:
Crisis management and business continuity plans are in place across Pharmaceuticals, Vaccines and Consumer Healthcare, which include authorised response and recovery strategies, key areas of responsibility and clear communication routes. Supply chains regularly use Business Continuity Plans to manage potential supply disruptions. Our manufacturing sites have crisis management plans in place tested annually where there is no occurrence of deployment to ensure maintenance of skills in crisis management.

Transformation and separation
Risk definition
Failure to deliver the plan for successful transformation and separation of GSK into two new, leading companies: one BioPharma and one Consumer Healthcare.
Risk impact
The failure to manage the macro level risk due to
COVID-19
and a highly competitive labour market, in relation to the delivery of the separation plan, could materially and adversely affect our ability to deliver GSK’s strategy and long-term priorities.
Context
In February 2020, GSK announced a new ‘Future Ready’ programme to prepare for its separation into two companies: new GSK, a pharma company with an R&D approach focused on science related to the immune system, the use of genetics and new technologies; and a new leader in consumer healthcare. As GSK increases investment in R&D and new product launches, the two-year
separation programme aims to drive a common approach to innovation with improved capital allocation; to align and improve the capabilities and efficiencies of global support functions to support new GSK; to further optimise the supply chain and portfolio, including divesting non-core
assets; and to prepare Consumer Healthcare to operate as a standalone company. Once complete, the outlook of both companies will have been fundamentally strengthened, making them more efficient, modern, and automated, with skills and capabilities that will serve them into the future.
Mitigating activities
The Future Ready Office (FRO), established in the fourth quarter of 2019, is accountable for monitoring the progress, performance and risks associated with creating the two new companies. It reports monthly to the GSK Leadership Team (GLT) to ensure there is enterprise oversight of the plan, using key performance and risk indicators which track programme resource, programme delivery, talent retention, recruitment, and onboarding to address COVID and labour market challenges. In addition, GSK’s Chief Executive Officer (CEO), Chief Financial Officer, Chief Strategy Officer and Head of FRO meet the leaders of Consumer Healthcare to gather input and approval of key design choices for that new company. Overall, the balance between transformation and separation is upheld through clear governance, joint coordination between new GSK and Consumer Healthcare, rigorous progress tracking and the setting of clear parameters.
The GSK Board is regularly informed of the Future Ready programme lead indicators through the CEO Board Report at each Board meeting. At Board level, a Transformation and Separation Committee supports and advises management’s work on transforming and separating the Group. This committee is chaired by the GSK Chairman and includes our Senior Independent Director and the Chairs of the Audit & Risk, Remuneration and Corporate Responsibility Committees.

GSK Annual Report 2021

Shareholder information

Share capital and control

Details of our issued share capital and the number of shares held in Treasury as at 31 December 2021 can be found in Note 36 to the financial statements, ‘Share capital and share premium account’.
Our Ordinary Shares are listed on the London Stock Exchange (LSE) and are also quoted on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADS). Each ADS represents two Ordinary Shares. For details of listed debt and where it is listed refer to Note 29 to the financial statements, ‘Net debt’.
Holders of Ordinary Shares and ADS are entitled to receive dividends (when declared) and the company’s Annual Report. They are also entitled to attend, speak, appoint proxies and exercise voting rights at general meetings of the company.
There are no restrictions on the transfer, or limitations on the holding, of Ordinary Shares and ADS and no requirements to obtain approval prior to any transfers. No Ordinary Shares or ADS carry any special rights with regard to control of the company and there are no restrictions on voting rights. Major shareholders have the same voting rights per share as all other shareholders. There are no known arrangements under which financial rights are held by a person other than the holder of the shares and no known agreements on restrictions on share transfers or on voting rights.
Shares acquired through the Group’s employee share plans rank equally with the other shares in issue and have no special rights. The trustees of our Employee Share Ownership Plan trusts have waived their rights to dividends on shares held by those trusts.
Exchange controls and other limitations affecting holders
Other than certain economic sanctions, which may be in force from time to time, there are currently no applicable laws, decrees or regulations in force in the UK restricting the import or export of capital or restricting the remittance of dividends or other payments to holders of the company’s shares who are non-residents
of the UK. Similarly, other than certain economic sanctions which may be in force from time to time, there are no limitations relating only to non-residents
of the UK under English law or the company’s Articles of Association on the right to be a holder of, and to vote in respect of, the company’s shares.
Interests in voting rights
Other than as stated below, as far as we are aware, there are no persons with significant direct or indirect holdings in the company. Information provided to the company pursuant to the Financial Conduct Authority’s Disclosure Guidance and Transparency Rules (DTR 5) is published on a Regulatory Information Service and on the company’s website, www.gsk.com.
The company has received notifications in accordance with DTR 5 of the following notifiable interests in the voting rights in the company’s issued share capital:

	31 December 2021			27 February 2022

	No. of voting rights		Percentage of total voting rights (1)	No. of voting rights	Percentage of total voting rights (1)
BlackRock, Inc	332,238,289	(2)	6.40%	332,238,289	6.40%
Dodge & Cox	253,464,108	(3)	5.04%	253,464,108	5.04%

(1)	Percentage of total voting rights at the date of notification to the company.

(2)	Comprising an indirect interest in 329,124,508 Ordinary Shares and a holding of 3,113,781 Qualifying Financial Instruments (Contract for Difference).

(3)	Comprising an indirect interest in 99,377,874 Ordinary Shares and 154,086,234 American Depositary Shares.
The company has not acquired or disposed of any interests in its own shares during the period under review.
Share
buy-back
programme
The Board has been authorised to issue and allot Ordinary Shares under Article 9 of the company’s Articles of Association. The power under Article 9 and the authority for the company to make purchases of its own shares are subject to shareholder authorities which are sought on an annual basis at our Annual General Meeting (AGM). Any shares purchased by the company may be cancelled, held as Treasury shares or used for satisfying share options and grants under the Group’s employee share plans.
Our programme covers purchases of shares for cancellation or to be held as Treasury shares, in accordance with the authority renewed by shareholders at the AGM in May 2021, when the company was authorised to purchase a maximum of just under 503 million shares. Details of shares purchased, cancelled, held as Treasury shares and subsequently transferred from Treasury to satisfy awards under the Group’s employee share plans are disclosed in Note 36 to the financial statements, ‘Share capital and share premium account’.
In determining specific share repurchase levels, the company considers the development of free cash flow during the year. No shares have been purchased since 2014.
The company confirms that it does not currently intend to make any market purchases in 2022. The company will review the potential for future share buy-backs
in line with its usual annual cycle and subject to return and ratings criteria.

GSK Annual Report 2021

Shareholder information
continued
Share capital and control
continued

Market capitalisation
The market capitalisation, based on shares in issue excluding Treasury shares, of GSK at 31 December 2021 was £81 billion. At that date, GSK was the 6th largest company by market capitalisation in the FTSE index.

Share price	2021 £	2020 £	2019 £

At 1 January	13.42	17.79	14.91

At 31 December	16.07	13.42	17.79

Increase/(decrease)	20%	(24.6)%	19.3%

High during the year	16.19	18.46	18.19

Low during the year	11.91	12.92	14.36
The table above sets out the middle market closing prices. The company’s share price increased by 20% in 2021. This compares with an increase in the FTSE 100 index of 14% during the year. The middle market closing share price on 27 February 2022 was £15.64.
Share price trend in the three years ended
31 December 2021

Nature of trading market
The following table sets out, for the periods indicated, the high and low middle market closing prices for the company’s Ordinary Shares on the LSE and for the ADS on the NYSE.

	Ordinary Shares		ADS
	UK£ per share		US$ per share
	High	Low	High	Low
February 2022*	16.50	15.05	45.70	41.19

January 2022	17.08	15.89	46.82	43.37

December 2021	16.19	15.34	44.44	41.25

November 2021	15.93	15.11	45.53	41.02

October 2021	15.09	13.80	42.33	38.13

September 2021	14.88	13.83	41.61	38.05

Quarter ended 31 December 2021	16.19	13.80	44.44	38.13

Quarter ended 30 September 2021	15.26	13.83	42.33	38.05

Quarter ended 30 June 2021	14.36	12.78	40.66	35.82

Quarter ended 31 March 2021	14.14	11.91	39.24	33.61

Quarter ended 31 December 2020	14.68	12.92	39.17	33.42

Quarter ended 30 September 2020	16.60	14.35	42.16	37.38

Quarter ended 30 June 2020	17.42	14.89	42.74	37.14

Quarter ended 31 March 2020	18.46	13.75	47.89	31.85

Year ended 31 December 2020	14.68	12.92	39.17	33.42

Year ended 31 December 2019	18.19	14.36	47.32	37.83

Year ended 31 December 2018	16.22	12.43	41.94	35.49

Year ended 31 December 2017	17.22	12.76	44.37	34.66
* to 27 February 2022

GSK Annual Report 2021

Shareholder information
continued

Analysis of shareholdings at 31 December 2021

	Number of accounts	% of total accounts	% of total shares	Number of shares

Holding of shares

Up to 1,000	69,334	71.06	0.44	23,444,870

1,001 to 5,000	21,872	22.41	0.88	47,264,152

5,001 to 100,000	5,220	5.35	1.50	80,804,464

100,001 to 1,000,000	776	0.80	5.04	271,429,821

Over 1,000,000	368	0.38	92.14	4,964,071,752

	97,570	100.00	100.00	5,387,015,059

Held by

Institutional and Corporate holders	2,723	2.79	61.96	3,337,598,976

Individuals and other corporate bodies	94,845	97.21	13.55	729,773,041

Guaranty Nominees Limited	1	0.00	17.90	964,437,092

Held as Treasury shares by GlaxoSmithKline	1	0.00	6.59	355,205,950
J.P. Morgan Chase Bank, N.A. is the Depositary for the company’s American Depository Receipt (ADR) programme. The company’s ADS are listed on the NYSE. Ordinary Shares representing the company’s ADR programme, which is managed by the Depositary, are registered in the name of Guaranty Nominees Limited. At 27 February 2022, Guaranty Nominees Limited held 994,314,754 Ordinary Shares representing 19.56% of the issued share capital (excluding Treasury shares) at that date.
At 27 February 2022, the number of holders of Ordinary Shares in the US was 939 with holdings of 915,261 Ordinary Shares, and the number of registered holders of ADS was 18,627 with holdings of 497,157,377 ADS. Certain of these Ordinary Shares and ADS were held by brokers or other nominees. As a result, the number of holders of record or registered holders in the US is not representative of the number of beneficial holders or of the residence of beneficial holders.

Dividends

The company pays dividends quarterly and continues to return cash to shareholders through its dividend policy. Dividends remain an essential component of total shareholder return and GSK recognises the importance of dividends to shareholders. The company aims to distribute regular dividend payments that will be determined primarily with reference to the free cash flow generated by the business after funding the investment necessary to support the Group’s future growth.
Dividends per share
The table below sets out the dividend per share and per ADS for the last five years. The dividend per ADS is translated into US dollars at applicable exchange rates.

Year	pence	US$

2021	80	–*

2020	80	2.09

2019	80	1.98

2018	80	2.08

2017	80	2.16

*
The Q4 2021 ordinary dividend receivable by ADS holders will be calculated based on the exchange rate on 7 April 2022. An annual fee of $0.03 per ADS (or $0.0075 per ADS per quarter) will be charged by the Depository. The cumulative dividend receivable by ADS holders for Q1, Q2 and Q3 2021 was $1.56.

On 23 June 2021, at the new GSK Investor Update, GSK set out that from 2022 a progressive dividend policy will be implemented for new GSK. The dividend policy, the total expected cash distribution, and the respective dividend pay-out ratios for new GSK and new Consumer Healthcare remain unchanged. GSK expects to declare a 27p per share dividend payable by the current group for the first half. This comprises 22 pence per share for new GSK and 5 pence per share representing Consumer Healthcare during the first half whilst part of the group. For the second half of 2022, new GSK continues to expect to declare a 22p per share dividend. As previously communicated, new GSK would expect to declare a dividend of 45 pence per share for 2023.
Following separation, the dividend policy for the new Consumer Healthcare company will be the responsibility of its Board of Directors and is expected to be guided by a 30 to 50 per cent pay-out ratio. On this basis, we now expect a second-half dividend from the new Consumer Healthcare company equivalent to a payout of around 3 pence per share, subject to its Board’s decisions on the intra-year phasing of dividend payments. This expected distribution per share for the second half of the year has been adjusted from that highlighted at the GSK Investor Update in June 2021 to reflect the total number of shares (up to circa 9.25 billion shares) in the new Consumer Healthcare company that are expected to be in issue upon demerger. In June 2021 the planning assumption for the Investor Update reflected only the GSK shares in issue at that time (circa 5 billion shares).

GSK Annual Report 2021

Shareholder information
continued

Dividends
continued

In aggregate, this would represent on the full year 2022 basis the equivalent of a Group dividend of around 52p per share. Dividends payable by Consumer Healthcare will only be receivable by shareholders who remain invested in Consumer Healthcare post-separation and at the appropriate record dates. Details of the dividends declared, the amounts and the payment dates are given in Note 16 to the financial statements, ‘Dividends’.
2022 Dividend calendar

Quarter	Ex-dividend date	Record date	Payment date

Q4 2021	24 February 2022	25 February 2022	7 April 2022

Q1 2022	19 May 2022	20 May 2022	7 July 2022

Q2 2022	18 August 2022	19 August 2022	6 October 2022

Q3 2022	17 November 2022	18 November 2022	12 January 2023

Q4 2022	23 February 2023	24 February 2023	13 April 2023

Financial calendar 2022

Event	Date

Quarter 1 Results announcement	27 April 2022

Annual General Meeting	4 May 2022

Quarter 2 Results announcement	27 July 2022

Quarter 3 Results announcement	2 November 2022

Preliminary/Quarter 4 Results announcement	1 February 2023

Annual Report publication	February/March 2023

Annual Report distribution	March 2023
Information about the company, including the share and ADS price, is available on our website at www.gsk.com. Information made available on the website does not constitute part of this Annual Report.
Results announcements
Results announcements are issued to the LSE and are available on its news service. They are also sent to the US Securities and Exchange Commission (SEC) and the NYSE, issued to the media and made available on our website.
Financial reports
The company publishes an Annual Report which is made available on our website from the date of publication. Shareholders may elect to receive notification by email of the publication of Annual Reports by registering on www.shareview.co.uk, and may also elect to receive a printed copy of the Annual Report by contacting our registrar, Equiniti Limited.
Copies of previous Annual Reports are available on our website. Printed copies can also be obtained from our registrar (see page 294 for the contact details).

Annual General Meeting 2022

Our Annual General Meeting (AGM) will be held at 2.30pm (UK time) on Wednesday, 4 May 2022 at the Sofitel London Heathrow, Terminal 5, London Heathrow Airport, TW6 2GD and will also be broadcast live for you to join electronically.
The AGM is the company’s principal forum for communication with private shareholders. In addition to the formal AGM business, there will be a presentation by the CEO on the performance of the Group and its future development. There will be an opportunity for questions to be asked of the Board. Chairs of the Board’s Committees and the Workforce Engagement Director will be available to take questions relating to their roles.
Further details on how to access the AGM electronically or attend in person, ask questions and vote, can be found in the notice of Annual General Meeting 2022 (AGM Notice) which is available on our website at www.gsk.com.
Investors holding shares through a nominee service should arrange with that nominee service for them to be appointed as a proxy in respect of their shareholding in order to attend and vote at the meeting electronically.
ADS holders wishing to attend the meeting electronically should refer to the AGM Notice for details on how to request a proxy appointment from the Depositary, J.P. Morgan Chase Bank N.A. This will enable them to attend, ask questions and vote, all electronically, on the business to be transacted at the meeting. ADS holders are reminded that if they do not instruct the Depositary as to the way in which the shares represented by their ADS should be voted by completing and returning the voting card provided by the Depositary, their shares will not be voted.
Documents on display
The Articles of Association of the company and Directors’ service contracts or, where applicable, letters of appointment between Directors and the company or any of its subsidiaries (and any side letters relating to severance terms and pension arrangements) are available for inspection at the company’s registered office and will be made available for inspection at the AGM.

GSK Annual Report 2021

Shareholder information
continued

Tax information for shareholders

A summary of certain UK tax and US federal income tax consequences for holders of shares and ADS who are citizens of the UK or the US is set out below. It is not a complete analysis of all the possible tax consequences of the purchase, ownership or sale of these securities. It is intended only as a general guide. Holders are advised to consult their advisers with respect to the tax consequences of the purchase, ownership or sale of their shares or ADS and the consequences under state and local tax laws in the US and the implications of the current UK/US tax conventions.
US holders of ADS generally will be treated as the owners of the underlying shares for the purposes of the current UK/US double taxation conventions relating to income and gains (Income Tax Convention), estate and gift taxes (Estate and Gift Tax Convention), and for the purposes of the Internal Revenue Code of 1986, as amended.
UK shareholders

This summary only applies to a UK resident shareholder that holds shares as capital assets.
Taxation of dividends
For the 2021/22 UK tax year, UK resident individuals are entitled to a dividend tax allowance of up to £2,000, so that the first £2,000 of dividends received in a tax year will be free of tax. Dividends in excess of this allowance will be taxed at 7.5% for basic rate taxpayers, 32.5% for higher rate taxpayers and 38.1% for additional rate taxpayers. Note that from April 2022 tax on dividend income will increase by 1.25% to help support the NHS and social care.
UK resident shareholders that are corporation taxpayers should note that dividends payable on ordinary shares are generally entitled to exemption from corporation tax.
Taxation of capital gains
UK resident shareholders may be liable for UK tax on gains on the disposal of shares or ADS.
For disposals by individuals in the 2021/22 UK tax year, a taxable capital gain accruing on a disposal of shares or ADS will be taxed at 10% for basic rate taxpayers, or 20% if, after all allowable deductions, the individual’s taxable income for the year exceeds the basic rate income tax banding. Note this is following the use of any exemptions available to the individual taxpayer such as the annual exempt amount.
Corporation taxpayers may be entitled to an indexation allowance which applies to reduce capital gains to the extent that such gains arise due to inflation. Indexation allowance may reduce a chargeable gain but will not create an allowable loss. For assets acquired on or before 1 January 2018, legislation in the Finance Act 2018 freezes the level of indexation allowance that is given in calculating a company’s chargeable gains at the value that would apply to the disposal of an asset in December 2017. For assets acquired from 1 January 2018 onwards, legislation in the Finance Act 2018 removes any indexation allowance on disposal.
Inheritance tax
Individual
(UK-domiciled
or otherwise) shareholders may be liable to UK inheritance tax on the transfer of shares or ADS. Tax may be charged on the amount by which the value of the shareholder’s estate is reduced as a result of any transfer by way of lifetime gift or other disposal at less than full market value. In the case of a bequest on death, tax may be charged on the value of the shares at the date of the shareholder’s death. If such a gift or other disposal were subject to both UK inheritance tax and US estate or gift tax, the Estate and Gift Tax Convention would generally provide for tax paid in the US to be credited against tax payable in the UK.
Stamp duty and stamp duty reserve tax
UK stamp duty and/or stamp duty reserve tax (SDRT) will, subject to certain exemptions, be payable on the transfer of shares at a rate of 0.5% (rounded up to the nearest £5 in the case of stamp duty) of the consideration for the transfer. Notwithstanding this, provided that an instrument is executed in pursuance of the agreement that gave rise to the charge to SDRT and that instrument is stamped within six years of the agreement (including being stamped as exempt) any SDRT charge should be cancelled and any SDRT which has already been paid will be repaid.
US shareholders

This summary only applies to a shareholder (who is a citizen or resident of the US or a domestic corporation or a person that is otherwise subject to US federal income tax on a net income basis in respect of the shares or ADS) that holds shares or ADS as capital assets, is not resident in the UK for UK tax purposes and does not hold shares for the purposes of a trade, profession or vocation that is carried on in the UK through a branch or agency.
The summary also does not address the tax treatment of holders that are subject to special tax rules, such as banks, tax-exempt
entities, insurance companies, dealers in securities or currencies, persons that hold shares or ADS as part of an integrated investment (including a ‘straddle’) comprised of a share or ADS and one or more other positions, and persons that own (directly, indirectly or constructively) 10% or more of the company’s stock (by vote or value), nor does it address tax treatment that may be applicable as a result of international income tax treaties.

GSK Annual Report 2021

Shareholder information
continued
Tax information for shareholders
continued

Taxation of dividends

The gross amount of dividends received is treated as foreign source dividend income for US tax purposes. It is not eligible for the dividend received deduction allowed to US corporations. Dividends on ADS are payable in US dollars; dividends on Ordinary Shares are payable in Sterling. Dividends paid in Sterling will be included in income in the US dollar amount calculated by reference to the exchange rate on the day the dividends are received by the holder. Subject to certain exceptions for short-term or hedged positions, an individual eligible US holder will be subject to US taxation at a maximum federal rate of 23.8% plus applicable state and local tax in respect of qualified dividends. A qualified dividend as defined by the US Internal Revenue Service (IRS) is a dividend that meets the following criteria:

1.  Must be issued by a US corporation, a corporation incorporated in a US possession, or a corporation that is eligible for the benefits of a comprehensive income tax treaty deemed satisfactory, as published by the IRS.

2.  The dividends are not of a type listed by the IRS as dividends that do not qualify.

3.  The required dividend holding period has been met. The shares must have been owned by you for more than 60 days of the ‘holding period’ – which is defined as the
121-day
period that begins 60 days before the
ex-dividend
date, or the day in which the stock trades without the dividend priced in. For example, if a stock’s ex-dividend
date is 1 October, the shares must be held for more than 60 days in the period between 2 August and 30 November of that year in order to count as a qualified dividend.

Dividends that are not qualified are subject to taxation at the US federal graduated tax rates, at a maximum rate of 40.8%. Some types of dividends are automatically excluded from being qualified dividends, even if they meet the other requirements. These include (but are not limited to):

1.  Capital gains distributions

2.  Dividends on bank deposits

3.  Dividends held by a corporation in an Employee Stock Ownership Plan (ESOP)

4.  Dividends paid by
tax-exempt
corporations.

US state and local tax rates on qualified and
non-qualified
dividends may vary and would be assessed in addition to the federal tax rates communicated above.

Taxation of capital gains

Generally, US holders will not be subject to UK capital gains tax, but will be subject to US tax on capital gains realised on the sale or other disposal of shares or ADS. Such gains will be long-term capital gains (subject to reduced rates of taxation for individual holders) if the shares or ADS were held for more than one year, from the date the shares were vested/released. Short-term capital gains can be subject to taxation of rates of up to 40.8%, whereas long-term capital gains may be subject to rates of up to 23.8%. State and local tax rates on capital gains may also apply.

Information reporting and backup withholding

Dividends and payments of the proceeds on a sale of shares or ADS, paid within the US or through certain
US-related
financial intermediaries, are subject to information reporting and may be subject to backup withholding unless the US holder is a corporation or other exempt recipient or provides a taxpayer identification number and certifies that no loss of exemption has occurred.
Non-US
holders generally are not subject to information reporting or backup withholding, but may be required to provide a certification of their non-US
status in connection with payments received. Any amounts withheld will be allowed as a refund or credit against a holder’s US federal income tax liability provided the required information is furnished to the IRS.

Estate and gift taxes

Under the Estate and Gift Tax Convention, a US shareholder is not generally subject to UK inheritance tax. However, a US holder may be subject to US federal estate and gift tax.

Stamp duty

UK stamp duty and/or SDRT will, subject to certain exemptions, be payable on any transfer of shares to the ADS custodian or depository at a rate of 1.5% of the amount of any consideration provided (if transferred on sale), or their value (if transferred for no consideration).

However, no stamp duty or SDRT should be payable on the transfer of, or agreement to transfer, an ADS.

GSK Annual Report 2021

Other statutory disclosures

Shareholder services and contacts
Registrar
The company’s registrar is:
Equiniti Limited
Aspect House, Spencer Road, Lancing, BN99 6DA
www.shareview.co.uk
Tel: 0371 384 2991 (in the UK)*
Tel: +44 (0)121 415 7067 (outside the UK)
Equiniti provides a range of services for shareholders:

Service	What it offers	How to participate

Dividend Reinvestment Plan (DRIP)	As an alternative to receiving cash dividends you may choose to reinvest your dividends to buy more GSK shares.	A DRIP election form can be downloaded from www.shareview.co.uk or requested by contacting Equiniti.

Dividend payment direct to your bank account (Bank Mandate)
All dividends are paid directly into your bank or building society account. To receive your cash dividends, you must provide Equiniti with your bank or building society account details. This is a quick and secure method of payment.
A dividend bank mandate form can be downloaded from www.shareview.co.uk or requested by contacting Equiniti.

Dividend payment direct to bank account for overseas shareholders	Equiniti can convert your dividend into your local currency and send it direct to your local bank account. This service is available in over 100 countries worldwide.	For more details on this service and the costs involved please contact Equiniti.

Electronic communications
Shareholders may elect to receive electronic notifications of company communications including our Annual Report, dividend payments, dividend confirmations and the availability of online voting for all general meetings. Each time GSK publishes shareholder documents you will receive an email containing a link to the document or relevant website.
Please register at www.shareview.co.uk.

Shareview portfolio service	This enables you to create a free online portfolio to view your share balance and movements, update your address and dividend payment instructions and register your votes for our general meetings.	Please register at www.shareview.co.uk.

Deduplication of publications or mailings
If you receive duplicate copies of mailings, you may have more than one account. Please contact Equiniti and they will arrange for your accounts to be merged into one for your convenience and to avoid waste and unnecessary costs.
Please contact Equiniti.

Share dealing service † (please note that market trading hours are from 8.00am to 4.30pm UK time, Monday to Friday (excluding public holidays in England and Wales))
Shareholders may trade shares, either held in certificated form or in our Corporate Sponsored Nominee, online, by telephone or via postal dealing service provided by Equiniti Financial Services Limited.

For online transactions, please log on to: www.shareview.co.uk/dealing.

For telephone transactions, please call: 0345 603 7037 (in the UK) or +44 (0)121 415 7560 (outside the UK). Lines are open from 8.00am to 4.30pm UK time, Monday to Friday (excluding UK public holidays).

For postal transactions, please call: 0371 384 2991* to request a dealing form.

Corporate Sponsored Nominee Account
This is a convenient way to manage your shares without requiring a share certificate. The service provides a facility for you to hold your shares in a nominee account sponsored by the company. You will continue to receive dividend payments and can attend and vote at the company’s general meetings. Shareholders’ names do not appear on the publicly available share register and the service is free to join.
An application form can be requested from www.shareview.co.uk or by contacting Equiniti.

Individual Savings Accounts (ISAs) †	The company has arranged for Equiniti Financial Services Limited to provide a GSK Corporate ISA to hold GSK shares.
Details are available from www.shareview.co.uk or can be requested by telephoning Equiniti, on 0345 0700 720. Lines are open 8.00am to 4.30pm for dealing, and until 5.30pm for enquiries Monday to Friday (excluding public holidays in England and Wales).

*	Lines are open from 8.30am to 5.30pm, Monday to Friday (excluding public holidays in England and Wales).

†
The provision of share dealing details is not intended to be an invitation or inducement to engage in an investment activity. Advice on share dealing should be obtained from a stockbroker or independent financial adviser.

GSK Annual Report 2021

Other statutory disclosures
continued
Shareholders services and contacts
continued

ADS Depositary
The ADR programme is administered by J.P. Morgan
Chase Bank, N.A:
Regular Correspondence:
EQ Shareowner Services
P.O. Box 64504
St. Paul, MN 55164-0504
Delivery of Stock Certificates and Overnight Mail:
EQ Shareowner Services
110 Centre Point Curve, Suite 101
Mendota Heights, MN 55120-4100
www.shareowneronline.com
General: +1 800 990 1135
From outside the US: +1 651 453 2128
The Depository also provides Global Invest Direct, a direct ADS purchase/sale and dividend reinvestment plan for ADS holders. For details on how to enrol please visit www.adr.com or call the above helpline number to obtain an enrolment pack.
Donating shares to Save the Children
In 2013, GSK embarked on an ambitious global partnership with Save the Children to share our expertise and resources with the aim of helping to save the lives of one million children.
Shareholders with a small number of shares, the value of which makes it uneconomical to sell, may wish to consider donating them to Save the Children. Donated shares will be aggregated and sold by Save the Children who will use the funds raised to help them reach the above goal.
†
To obtain a share donation form, please contact our registrar, Equiniti, which is managing the donation and sale of UK shares to Save the Children free of charge.

†
The provision of share dealing details is not intended to be an invitation or inducement to engage in an investment activity. Advice on share dealing should be obtained from a stockbroker or independent financial adviser.

Stock Exchange announcement notifications
We provide shareholders with a service to receive automatic email notifications when we publish a stock exchange announcement. To receive email notifications, please sign up for announcements at www.gsk.com in the Investors section.
Contacts
Investor relations
Investor relations may be contacted as follows:
UK
980 Great West Road
Brentford, Middlesex, TW8 9GS
Tel: +44 (0)20 8047 5000
US
5 Crescent Drive
Philadelphia PA 19112
Tel: +1 888 825 5249 (US toll free)
Tel: +1 215 751 4611 (outside the US)
GSK Response Center
Tel: +1 888 825 5249 (US toll free)
Share scam alert
If you receive an unsolicited telephone call offering to sell or buy your shares, please take extra care. The caller may be part of a highly organised financial scam.
If you are a UK shareholder, please contact the Financial Conduct Authority at www.fca.org.uk/consumers or on its consumer helpline:
Tel: 0800 111 6768 (in the UK)*
Tel: +44 (0)20 7066 1000 (outside the UK)

*	Lines are open from 8.00am to 6.00pm, UK time, Monday to Friday, except UK public holidays, and 9.00am to 1.00pm on Saturdays.

GSK Annual Report 2021

Other statutory disclosures
continued

US law and regulation

A number of provisions of US law and regulation apply to the company because our shares are quoted on the NYSE in the form of ADS.
NYSE rules
In general, the NYSE rules permit the company to follow UK corporate governance practices instead of those applied in the US, provided that we explain any significant variations. This explanation is contained in our Form
20-F,
which can be accessed from the SEC’S EDGAR database or via our website. NYSE rules require us to file annual and interim written affirmations concerning our Audit & Risk Committee (ARC) and our statement on significant differences in corporate governance.
Sarbanes-Oxley Act of 2002
Following a number of corporate and accounting scandals in the US, Congress passed the Sarbanes-Oxley Act of 2002. Sarbanes-Oxley is a wide-ranging piece of legislation concerned largely with financial reporting and corporate governance.
As recommended by the SEC, the company has established a Disclosure Committee. The Committee reports to the CEO, the CFO and to the ARC. It is chaired by the Company Secretary and its members consist of senior managers from finance, legal, corporate communications and investor relations.
External legal counsel, the external auditors and internal experts are invited to attend the Disclosure Committee’s meetings periodically. The Committee has responsibility for considering the materiality of information and, on a timely basis, determining the disclosure of that information. It has responsibility for the timely filing of reports with the SEC and the formal review of the Annual Report and Form
20-F.
In 2021, the Committee met 18 times.
Sarbanes-Oxley requires that the annual report on Form
20-F
contains a statement as to whether a member of the ARC is an audit committee financial expert, as defined in rules under Sarbanes-Oxley. Such a statement for the relevant members of the ARC (Charles Bancroft) is included in the Board Committee information area of the Corporate Governance report on page 93 and in his biography on page 84. Additional disclosure requirements arise under section 302 and section 404 of Sarbanes-Oxley in respect of disclosure controls and procedures and internal control over financial reporting.
Section 302: Corporate responsibility for financial reports
Sarbanes-Oxley requires for the CEO and the CFO to complete formal certifications, confirming that:

–	they have each reviewed the annual report on Form 20-F;

–	based on their knowledge, the annual report on Form 20-F contains no material misstatements or omissions;

–
based on their knowledge, the financial statements and other financial information fairly present, in all material respects, the financial condition, results of operations and cash flows as of the dates, and for the periods, presented in the annual report on Form
20-F;

–
they are responsible for establishing and maintaining disclosure controls and procedures that ensure that material information is made known to them, and have evaluated the effectiveness of these controls and procedures as at the year end, the results of such evaluation being contained in the annual report on Form
20-F;

–
they are responsible for establishing and maintaining internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; and

–
they have disclosed in the annual report on Form
20-F
any changes in internal controls over financial reporting during the period covered by the annual report on Form
20-F
that have materially affected, or are reasonably likely to affect materially, the company’s internal control over financial reporting, and they have disclosed, based on their most recent evaluation of internal control over financial reporting, to the external auditor and the ARC, all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to affect adversely the company’s ability to record, process, summarise and report financial information, and any fraud (regardless of materiality) involving persons that have a significant role in the company’s internal control over financial reporting.

The Group has carried out an evaluation under the supervision and with the participation of its management, including the CEO and CFO, of the effectiveness of the design and operation of the Group’s disclosure controls and procedures as at 31 December 2021.
There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

GSK Annual Report 2021

Other statutory disclosures
continued
US law and regulation
continued

The CEO and CFO expect to complete these certifications and report their conclusions on the effectiveness of disclosure controls and procedures in March 2022, following which the certifications will be filed with the SEC as part of our Group’s Form
20-F.
Section 404: Management’s annual report on internal control over financial reporting
In accordance with the requirements of section 404 of Sarbanes-Oxley, the following report is provided by management in respect of the company’s internal control over financial reporting (as defined in Rules
13a-15(f)
and
15d-15(f)
under the US Securities Exchange Act of 1934, as amended (the Exchange Act)):

–
management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS;

–
management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework, Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO);

–
there have been no changes in the Group’s internal control over financial reporting during 2021 that have materially affected, or are reasonably likely to materially affect, the Group’s internal control over financial reporting;

–	management has assessed the effectiveness of internal control over financial reporting as at 31 December 2021 and its conclusion will be filed as part of the Group’s Form 20-F; and

–
Deloitte LLP, which has audited the consolidated financial statements of the Group for the year ended 31 December 2021, has also assessed the effectiveness of the Group’s internal control over financial reporting under Auditing Standard 2201 of the Public Company Accounting Oversight Board (United States). Their audit report will be filed with the Group’s Form
20-F.

Section 13(r) of the Exchange Act
Section 13(r) of the Exchange Act requires issuers to make specific disclosure in their annual reports of certain types of dealings with Iran, or controlled transactions or dealings with government-owned entities, as well as dealings with entities sanctioned for activities related to terrorism or proliferation of weapons of mass destruction, even when those activities are not prohibited by US law and do not involve US persons.
The Group exports certain pharmaceutical, vaccine and consumer products to Iran, via sales by non-US
entities that are not subsidiaries of a US entity, to two privately held Iranian distributors.
The Group does not regularly receive information regarding the identity of its distributors’ downstream customers and intermediaries in Iran, and it is possible that these parties include entities, such as government-owned hospitals and pharmacies, that are owned directly or indirectly by the Iranian government or by persons or entities sanctioned in connection with terrorism or proliferation activities.
Because the Group does not regularly receive information regarding the identity of its distributors’ downstream customers it cannot establish the proportion of gross revenue or sales potentially attributable to entities affiliated with the Iranian government or parties sanctioned for disclosable activities. As a result, the Group is reporting the entire gross revenues (£11.5 million) and net profits (£5.6 million) from the Group’s sales to Iran in 2021.
The Group is also aware that some hospitals or other medical facilities in Lebanon may be affiliated with or controlled by Hezbollah or other groups that are designated by the United States pursuant to Executive Order 13224. Again, the Group does not deal directly with such hospitals or facilities and instead sells through distributors. The Group is unable to establish the proportion of gross revenue or sales potentially attributable to reportable activities. As a result, the Group is reporting the entire gross revenues (£30.7 million) and net profits (£0.6 million) from the Group’s sales to Lebanon in 2021.
Unless noted, the Group intends to continue the activities described above.
In addition to Section 13(r) of the Exchange Act, US law generally restricts dealings by US persons and dealings that otherwise are subject to US jurisdiction with certain countries or territories that are subject to comprehensive sanctions, currently Crimea, Cuba, Donetsk People’s Republic, Iran, Luhansk People’s Republic, North Korea and Syria, as well as with the Government of Venezuela (though not with the country of Venezuela as a whole). The Group does business, via non-US
entities (which are not owned or controlled by US entities), in certain such jurisdictions. While we believe the Group complies with all applicable US sanctions in all material respects, such laws are complex and continue to evolve rapidly.

GSK Annual Report 2021

Other statutory disclosures
continued

Donations to political organisations and political expenditure

To ensure a consistent approach to political contributions across the Group, in 2009 a global policy was introduced to voluntarily stop all corporate political contributions.
In the period from 1 January 2009 to 31 December 2021, the Group did not make any political donations to EU or non-EU
organisations.
Notwithstanding the introduction of this policy, in accordance with the Federal Election Campaign Act in the US, we continue to support an employee-operated Political Action Committee (PAC) that facilitates voluntary political donations by eligible GSK employees.
The PAC is not controlled by GSK. Decisions on the amounts and recipients of contributions are governed by the PAC Board of Directors. Contributions to the PAC are made by participating eligible employees exercising their legal right to pool their resources and make political contributions, which are subject to strict limitations under US law. In 2021, a total of US$298,000 (2020 – US$366,750) was donated to political organisations by the GSK employee PAC.
English law requires prior shareholder approval for political contributions to EU political parties and independent election candidates as well as for any EU political expenditure. The definitions of political donations, political expenditure and political organisations used in the legislation are, however, quite broad. In particular, the definition of EU political organisations may extend to bodies such as those concerned with policy review, law reform, the representation of the business community and special interest groups such as those concerned with the environment, which the company and its subsidiaries might wish to support.
As a result, the definitions may cover legitimate business activities not in the ordinary sense considered to be political donations or political expenditure, nor are they designed to support any political party or independent election candidate.
Therefore, notwithstanding our policy, and while we do not intend to make donations to any EU political parties or organisations, nor to incur any EU political expenditure, we annually seek shareholder authorisation for any inadvertent expenditure.
The authority is a precautionary measure to ensure that the company and its subsidiaries do not inadvertently breach the legislation.
This authorisation process, for expenditure of up to £100,000 each year, dates back to the AGM held in May 2001, following the introduction of the Political Parties, Elections and Referendums Act 2000. The authority has since been renewed annually.

GSK Annual Report 2021

Other statutory disclosures
continued

Group companies
In accordance with Section 409 of the Companies Act 2006 a full list of subsidiaries, associates, joint ventures and joint arrangements, the address of the registered office and effective percentage of equity owned, as at 31 December 2021 are disclosed below. Unless otherwise stated the share capital disclosed comprises Ordinary shares which are indirectly held by GlaxoSmithKline plc. The percentage held by class of share is stated where this is less than 100%. Unless otherwise stated, all subsidiary companies have their registered office and are tax resident in their country of incorporation.

Name	Security	Registered address

Wholly owned subsidiaries

1506369 Alberta ULC	Common	3500 855-2nd Street SW, Calgary AB T2P 4J8, Canada

Action Potential Venture Capital Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

Adechsa GmbH (ii)	Ordinary	c/o PRV Provides Treuhandgesellschaft AG, Dorfstrasse 38, 6341, Baar, Switzerland

Allen & Hanburys Limited (ii)	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

Allen & Hanburys Pharmaceutical Nigeria Limited	Ordinary	24 Abimbola Way, Ilasamaja, Isolo, Lagos, Nigeria

Allen Farmaceutica, S.A.	Ordinary	Severo Ochoa, 2, Parque Tecnológico de Madrid, Tres Cantos, 28760, Madrid, Spain

Allen Pharmazeutika Gesellschaft m.b.H.	Ordinary	Wagenseilgasse 3, Euro Plaza, Gebäude 5i, 4.Stock, 1120, Vienna, Austria

Beecham Group p.l.c	5p Shares ‘B’; 20p Shares ‘A’	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

Beecham Pharmaceuticals (Pte) Limited	Ordinary	38 Quality Road, Jurong Industrial Estate, Jurong, 618809, Singapore

Beecham Portuguesa-Produtos Farmacêuticos e Químicos, Lda	Ordinary Quota	Rua Dr Antonio Loureiro Borges No 3, Arquiparque, Miraflores, 1495-131, Alges, Portugal

Beecham S.A. (ii)	Ordinary	avenue Fleming 20, 1300 Wavre, Belgium

Biovesta Ilaçlari Ltd. Sti. (ii)	Nominative	Büyükdere Caddesi No. 173, 1.Levent Plaza B Blok, 1.Levent, Istanbul, 34394, Turkey

Cascan GmbH & Co. KG	Partnership Capital	Prinzregentenplatz 9, D-81675, Munich, Germany

Castleton Investment Ltd (In Liquidation)	Ordinary	C/O DTOS, 19 Cybercity, 10th Floor Standard Chartered Tower, Ebene, Mauritius

Cellzome GmbH	Ordinary	Meyerhofstrasse 1, 69117, Heidelberg, Germany

Cellzome Limited (in liquidation since year end)	Ordinary	55 Baker Street, London, W1U 7EU, United Kingdom

Charles Midgley Limited (in liquidation since year end)	7% Cumulative Preference; Ordinary	55 Baker Street, London, W1U 7EU, United Kingdom

Clarges Pharmaceuticals Limited (in liquidation since year end)	Ordinary; Preference (99.97%)	55 Baker Street, London, W1U 7EU, United Kingdom

Clarges Pharmaceutical Trustees Limited (ii) (iv)	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

Colleen Corporation	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States

Corixa Corporation	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States

Dealcyber Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

Desarrollo Energía Solar Alternativa S.L.	Ordinary	Severo Ochoa, 2, Parque Tecnológico de Madrid, Tres Cantos, 28760, Madrid, Spain

Duncan Flockhart Australia Pty Limited (ii) (iv)	Ordinary	1061 Mountain Highway, Boronia Victoria VIC 3155, Australia

Duncan Pharmaceuticals Philippines Inc.	Common	23rd Floor, The Finance Centre, 26th Street Corner 9th Avenue, Bonifacio Global City, Taguig City, 1634, Philippines

Etex Farmaceutica Ltda	Social Capital	Avenue Andres Bello 2687, Piso 19, Las Condes, Santiago, C.P. 7550611, Chile

Genelabs Technologies, Inc.	Common	Corporation Service Company, 2710 Gateway Oaks Drive, Suite 150N, Sacramento CA 95833, United States

Glaxo Group Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

Glaxo Kabushiki Kaisha (ii)	Ordinary	1-8-1 Akasaka Minato-ku, Tokyo, Japan

Glaxo Laboratories (Nigeria) Limited (ii)	Ordinary	82 Marine Road, Apapa, Lagos, Nigeria

Glaxo Laboratories Limited (In Liquidation)	Ordinary	55 Baker Street, London, W1U 7EU, United Kingdom

Glaxo New Zealand Pension Plan Trustee Limited	Ordinary	Level 2 E.2, Generator at GridAKL, 12 Madden Street, Wynyard Quarter, Auckland, 1010, New Zealand

Glaxo Operations UK Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

Glaxo Properties BV	Ordinary	Van Asch van Wijckstraat 55h, 3811 LP, Amersfoort, Netherlands

Glaxo Trustees Limited (ii) (in liquidation)	Ordinary	55 Baker Street, London, W1U 7EU, United Kingdom

Glaxo Verwaltungs GmbH	Ordinary	Prinzregentenplatz 9, D-81675, Munich, Germany

Glaxo Wellcome Australia Pty Ltd (ii) (iv)	Ordinary	1061 Mountain Highway, Boronia Victoria VIC 3155, Australia

Glaxo Wellcome Farmacêutica, Limitada	Ordinary Quota	Rua Dr Antonio Loureiro Borges No 3, Arquiparque, Miraflores, 1495-131, Alges, Portugal

Glaxo Wellcome International B.V. (ii) (iii)	Ordinary	Huis ter Heideweg 62, 3705 LZ, Zeist, Netherlands

Glaxo Wellcome Manufacturing Pte Ltd	Ordinary	1 Pioneer Sector 1, Jurong Industrial Estate, Jurong, 628413, Singapore

Glaxo Wellcome Production	Ordinary	23 rue François Jacob, 92500, Rueil-Malmaison, France

Glaxo Wellcome Vidhyasom Limited (ii)	Ordinary	12th Floor Wave Place, 55 Wireless Road, Lumpini, Pathumwan, Bangkok, 10330, Thailand

GSK Annual Report 2021

Other statutory disclosures
continued
Group companies
continued

Name	Security	Registered address

Wholly owned subsidiaries continued

Glaxo Wellcome, S.A.	Ordinary	Poligono Industrial Allendeduero, Avenida de Extremadura, 3, Aranda de Duero, 09400, Burgos, Spain

Glaxo, S.A.	Ordinary	Severo Ochoa, 2, Parque Tecnologico de Madrid, Tres Cantos, 28760, Madrid, Spain

Glaxo-Allenburys (Nigeria) Limited (ii)	Ordinary	41 Creek Road, Apapa, Lagos, PMB 1401, Nigeria

Glaxochem Pte Ltd (iii)	Ordinary	23 Rochester Park, 139234, Singapore

GlaxoSmithKline - Produtos Farmacêuticos, Limitada	Ordinary Quota	Rua Dr Antonio Loureiro Borges No 3, Arquiparque, Miraflores, 1495-131, Alges, Portugal

GlaxoSmithKline (Cambodia) Co., Ltd. (In Liquidation)	Ordinary	5th Floor DKSH Building, No.797 Preah Monivong Boulevard (Co, Sangkat Phsar Deum Thakov, Khan Chamkarmon, Phnom Penh, Cambodia

GlaxoSmithKline (China) Investment Co Ltd	Ordinary	Room 901, 902, 903, 905, 908, 909 and 910, Unit 901, Floor 9, No. 56 Mid 4th East Ring Road, Chaoyang District, Beijing, China

GlaxoSmithKline (China) R&D Company Limited	Equity	F1-3, No.18 Building, 999 Huanke Road, Pilot Free Trade Zone, Shanghai, 201210, China

GlaxoSmithKline (Cyprus) Limited	Ordinary	Arch. Makariou III, 2-4, Capital Center, 9th Floor, Nicosia, P.C. 1065, Cyprus

GlaxoSmithKline (GSK) S.R.L.	Ordinary	1-5 Costache Negri Street, Opera Center One, 5th and 6th floors, Zone 1, District 5, Bucharest, Romania

GlaxoSmithKline (Ireland) Limited	Ordinary	12 Riverwalk, Citywest Business Campus, Dublin 24, Ireland

GlaxoSmithKline (Israel) Ltd	Ordinary	25 Basel Street, PO Box 10283, Petach-Tikva, 49002, Israel

GlaxoSmithKline (Malta) Limited	Ordinary	1, First Floor, De La Cruz Avenue, Qormi, QRM2458, Malta

GlaxoSmithKline (Private) Limited (ii)	Ordinary	Unit 3, 20 Anthony Road, Msasa, Harare, Zimbabwe

GlaxoSmithKline (Thailand) Limited	Ordinary	12th Floor Wave Place, 55 Wireless Road, Lumpini, Pathumwan, Bangkok, 10330, Thailand

GlaxoSmithKline AB	Ordinary	Hemvarnsg. 9, 171 54, Solna, Sweden

GlaxoSmithKline AG	Ordinary	Talstrasse 3-5, 3053 Muenchenbuchsee, Switzerland

GlaxoSmithKline Angola Unipessoal Limitada (iv)	Quota	Luanda, Bairro Petrangol, Estrada de Cacuaco n ° 288, Angola

GlaxoSmithKline Argentina S.A.	Ordinary	Tucumán 1, piso 4, Buenos Aires, C1049AAA, Argentina

GlaxoSmithKline AS	Ordinary	Drammensveien 288, Oslo, NO-0283, Norway

GlaxoSmithKline Asia Private Limited	Equity	Patiala Road, Nabha 147201, Dist Patiala, Punjab, India

GlaxoSmithKline Australia Pty Ltd	Ordinary	1061 Mountain Highway, Boronia Victoria VIC 3155, Australia

GlaxoSmithKline B.V.	Ordinary	Van Asch van, Wijckstraat 55h, 3811 LP Amersfoort, The Netherlands, Netherlands

GlaxoSmithKline Beteiligungs GmbH	Ordinary	Prinzregentenplatz 9, 81675, Munchen, Germany

GlaxoSmithKline Biologicals (Shanghai) Ltd.	Ordinary	277 Niudun Road, Pilot Free Trade Zone, Shanhai, China

GlaxoSmithKline Biologicals Kft.	Ordinary	2100 Gödöllõ, Homoki Nagy István utca 1, Hungary

GlaxoSmithKline Biologicals S.A.S.	Ordinary	637 Rue des Aulnois, Saint-Amand Les Eaux, 59230, France

GlaxoSmithKline Biologicals SA	Ordinary: Preference	Rue de l’Institut 89 B-1330 Rixensart, Belgium

GlaxoSmithKline Brasil Limitada	Quotas	Estrada dos Banderiantes, 8464, Rio de Janeiro, 22783-110, Brazil

GlaxoSmithKline Capital Inc.	Common	Wilmington Trust SP Services Inc., 1105 North Market Street, Suite 1300, Wilmington DE 19801, United States

GlaxoSmithKline Capital plc	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline Caribbean Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline Chile Farmaceutica Limitada	Social Capital	Avenue Andres Bello No. 2687, Piso 19, Las Condes, Santiago, C.P. 7550611, Chile

GlaxoSmithKline Colombia S.A.	Ordinary	Avenida El Dorado, #69B-45/Piso 9, Bogotá, Colombia

GlaxoSmithKline Consumer Healthcare Holdings Limited (i)	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline Consumer Holding B.V. (ii)	Ordinary	Van Asch van Wijckstraat 55h, 3811 LP, Amersfoort, Netherlands

GlaxoSmithKline d.o.o.	Quotas	Zmja od Bosne broj 7-7a, Sarajevo, 71000, Bosnia and Herzegovina

GlaxoSmithKline d.o.o.	Equity Capital	Ulica Damira Tomljanovica Gavrana 15, Zagreb, Croatia

GlaxoSmithKline doo Beograd	Ordinary	Omladinskih brigada 88, New Belgrade, City of Belgrade, 11070, Serbia

GlaxoSmithKline Ecuador S.A.	Ordinary	Av 10 De Agosto N36-239, y Naciones Unidas, Edificio Electroectuatoriana, 2do piso, Quito, Ecuador

GlaxoSmithKline Eesti OU	Ordinary	Lõõtsa 8a, Tallinn, 11415, Estonia

GlaxoSmithKline El Salvador S.A. de C.V.	Ordinary	Municipio de San Salvador, Departamento de San Salvador, El Salvador

GlaxoSmithKline EOOD	Ordinary	115 G Tsarigradsko Shose Blvd., floor 9, Mladost Region, Sofia, 1784, Bulgaria

GlaxoSmithKline Export Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline Export Panama S.A.	Ordinary	Panama City, Republic of Panama, Panama

GlaxoSmithKline Far East B.V.	Ordinary	Van Asch van Wijckstraat 55h, 3811 LP, Amersfoort, Netherlands

GlaxoSmithKline Finance plc	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline GmbH & Co. KG	Partnership Capital	Prinzregentenplatz 9, 81675, Munchen, Germany

GlaxoSmithKline Guatemala S.A.	Ordinary	3ra. Av. 13-78 Zona 10, Torre Citibank, Nivel 8, Guatemala City, Guatemala

GSK Annual Report 2021

Other statutory disclosures
continued
Group companies
continued

Name	Security	Registered address

Wholly owned subsidiaries continued

GlaxoSmithKline Holding AS	Ordinary	Drammensveien 288, Oslo, NO-0283, Norway

GlaxoSmithKline Holdings (Americas) Inc.	Common	Wilmington Trust SP Services Inc., 1105 North Market Street, Suite 1300, Wilmington DE 19801, United States

GlaxoSmithKline Holdings (One) Limited (i)	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline Holdings Limited (i)	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline Holdings Pty Ltd	Ordinary	1061 Mountain Highway, Boronia Victoria VIC 3155, Australia

GlaxoSmithKline Honduras S.A.	Ordinary	Tegucigalpa, MDC, Honduras

GlaxoSmithKline IHC Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline Ilaclari Sanayi ve Ticaret A.S.	Nominative	Büyükdere Caddesi No. 173, 1.Levent Plaza B Blok, 1.Levent, Istanbul, 34394, Turkey

GlaxoSmithKline Inc.	Class A Common; Class C Preference	7333 Mississauga Road North, Mississauga Ontario L5N 6L4, Canada

GlaxoSmithKline Insurance Ltd	Ordinary	19 Par-La-Ville Road, Hamilton, HM11, Bermuda

GlaxoSmithKline Intellectual Property (No.2) Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline Intellectual Property Development Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline Intellectual Property Holdings Limited	A Ordinary; B Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline Intellectual Property Limited	Deferred; Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline Intellectual Property Management Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline Investigación y Desarrollo, S.L.	Ordinary	Severo Ochoa 2 Parque Tecnológico de Madrid, Tres Cantos, 28760, Madrid, Spain

GlaxoSmithKline Investment Holdings Limited (In Liquidation)	Ordinary	55 Baker Street, London, W1U 7EU, United Kingdom

GlaxoSmithKline Investment Services Limited (In Liquidation)	Ordinary	55 Baker Street, London, W1U 7EU, United Kingdom

GlaxoSmithKline Investments Pty Ltd	Ordinary	1061 Mountain Highway, Boronia Victoria VIC 3155, Australia

GlaxoSmithKline K.K.	Ordinary	1-8-1 Akasaka Minato-ku, Tokyo, Japan

GlaxoSmithKline Korea Limited	Ordinary	9F LS Yongsan Tower, 92 Hangang-daero, Yongsan-gu, Seoul, 04386, Korea, Republic of

GlaxoSmithKline Latin America, S.A.	Ordinary	Panama City, Republic of Panama, Panama

GlaxoSmithKline Latvia SIA	Ordinary	Duntes iela 3, Riga, Latvia

GlaxoSmithKline Lietuva UAB	Ordinary	Ukmerges st. 120, Vilnius, LT-08105, Lithuania

GlaxoSmithKline Limited	Ordinary	23/F., Tower 6, The Gateway, 9 Canton Road, Tsimshatsui, Kowloon, Hong Kong

GlaxoSmithKline LLC	LLC Interests	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States

GlaxoSmithKline Manufacturing SpA	Ordinary	Viale dell’Agricoltura 7, 37135, Verona, Italy

GlaxoSmithKline Maroc S.A.	Ordinary	42-44 Angle Bd, Rachidi et Abou Hamed El Glaza, Casablanca, Morocco

GlaxoSmithKline Medical and Healthcare Products Limited	Ordinary	H-1124, Csorsz utca 43, Budapest, Hungary

GlaxoSmithKline Mercury Limited (i)	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline Mexico S.A. de C.V.	Ordinary A: Ordinary B	Calzada, Mexico-Xochimilco 4900, Colonia San Lorenzo, Huipulco, Delegacion Tlalpan, 14370, Mexico

GlaxoSmithKline NZ Limited	Ordinary	Level 2 E.2, Generator @GridAKL, 12 Madden Street, Wynyard Quarter, Auckland, 1010, New Zealand

GlaxoSmithKline Oy	Ordinary	Piispansilta 9A, P.O. Box 24, Espoo, FIN-02230, Finland

GlaxoSmithKline Peru S.A.	Ordinary	Av. Javier Prado Oeste, 995, San Isidro, LIMA 27, Peru

GlaxoSmithKline Pharma A/S	Ordinary	Nykaer 68, DK-2605, Brondby, Denmark

GlaxoSmithKline Pharma GmbH	Ordinary	Wagenseilgasse 3, Euro Plaza, Gebäude 5i, 4.Stock, Wien, 1120

GlaxoSmithKline Pharmaceutical Kenya Limited	Ordinary	Likoni Road, Nairobi, 78392 - 00507, Kenya

GlaxoSmithKline Pharmaceutical Nigeria Limited	Ordinary	1 Industrial Avenue, Ilupeju, Ikeja, Lagos, PM B 21218, Nigeria

GlaxoSmithKline Pharmaceutical Sdn Bhd	Ordinary	Level 6, Quill 9, 112 Jalan Prof. Khoo Kay Kim, Petaling Jaya, 46300 Selangor, Malaysia

GlaxoSmithKline Pharmaceuticals (Pvt) Ltd	Ordinary	121 Galle Road, Kaldemulla, Moratuwa, Sri Lanka

GlaxoSmithKline Pharmaceuticals Costa Rica S.A.	Ordinary	Autopista Florencia del Castillo, kilómetro siete, Oficentro TerraCampus, edificio uno, cuarto piso, San Diego, Cartago, 30302, Costa Rica

GlaxoSmithKline Pharmaceuticals S.A.	Ordinary A; Ordinary B; Ordinary C; Ordinary D	Ul. Grunwaldzka 189, 60-322, Poznan, Poland

GlaxoSmithKline Pharmaceuticals S.A.	Ordinary	Site Apollo, Avenue Pascal 2-4-6, Wavre, 1300, Belgium

GlaxoSmithKline Pharmaceuticals Ukraine LLC	Chartered Capital	Pavla Tychyny avenue, 1-V, Kiev, 02152, Ukraine

GlaxoSmithKline Philippines Inc	Ordinary	23rd Floor, The Finance Centre, 26th Street Corner 9th Avenue, Bonifacio Global City, Taguig City, 1634, Philippines

GlaxoSmithKline Pte Ltd	Ordinary	23 Rochester Park, 139234, Singapore

GlaxoSmithKline Puerto Rico, Inc.	Common	The Prentice-Hall Corporation System, Puerto Rico, Inc, c/o Fast Solutions, LLC, 252 Ponce de Leon Avenue, Floor 20, San Juan, 00918, Puerto Rico

GSK Annual Report 2021

Other statutory disclosures
continued
Group companies
continued

Name	Security	Registered address

Wholly owned subsidiaries continued

GlaxoSmithKline Republica Dominicana S.A.	Ordinary	Blue Mall Tower, Floor 23 Ave., Winston Churchill 95, Santo Domingo, Dominican Republic

GlaxoSmithKline Research & Development Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline S.A.	Ordinary	Severo Ochoa, 2, Parque Tecnológico de Madrid, Tres Cantos, 28760, Madrid, Spain

GlaxoSmithKline S.p.A.	Ordinary	Viale dell’Agricoltura 7, 37135, Verona, Italy

GlaxoSmithKline s.r.o.	Ordinary	Hvezdova 1734/2c, Prague, 4 140 00, Czech Republic

GlaxoSmithKline Services GmbH & Co. KG	Partnership Capital	Prinzregentenplatz 9, 81675, Munchen, Germany

GlaxoSmithKline Services Unlimited (i)	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline Single Member A.E.B.E.	Ordinary	266 Kifissias Avenue, Halandri, Athens, 152 32, Greece

GlaxoSmithKline SL LLC	LLC Interests	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States

GlaxoSmithKline SL LP (ii) (viii)	Partnership	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline Slovakia s.r.o.	Ordinary	Galvaniho 7/A, Bratislava, 821 04, Slovakia

GlaxoSmithKline South Africa (Pty) Limited	Ordinary	Flushing Meadows Building, The Campus, 57 Sloane Street, Bryanston 2021, South Africa

GlaxoSmithKline Trading Services Limited (iii)	Ordinary	12 Riverwalk, Citywest Business Campus, Dublin 24, Ireland

GlaxoSmithKline Tunisia S.A.R.L.	Ordinary	Immeuble REGUS, Lot B17, Centre Urbain Nord, Tunis, Tunisia

GlaxoSmithKline UK Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline Uruguay S.A.	Registered Provisory Stock	Salto 1105, CP 11.200 Montevideo, Uruguay

GlaxoSmithKline US Trading Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline Venezuela C.A.	Ordinary	Urbanizacion La Trinidad, Calle luis De Camoems, Edif No 115-117 Apatado Posta, Caracas, 1010, Venezuela, Bolivarian Republic of

GlaxoSmithKline Vietnam Limited Liability Company (ii) (iv)	Equity Capital	The Metropolitan, 235 Dong Khoi Street, District 1, 7th Floor Unit 701, Ho Chi Minh City, Vietnam

GlycoVaxyn AG (iv)	Common; Preferred A; Preferred B; Preferred C	Grabenstrasse 3, 8952 Schlieren, Switzerland

Groupe GlaxoSmithKline	Ordinary	23 rue François Jacob, 92500, Rueil-Malmaison, France

GSK Australia NVD Pty Ltd (ii) (iv)	Ordinary	1061 Mountain Highway, Boronia Victoria VIC 3155, Australia

GSK Bangladesh Private Limited	Ordinary	Sweden Tower, 1, Harinnachala, Konabari, Gazipur, Bangladesh

GSK Biopharma Argentina S.A.	Nominative Non Endorseable Ordinary	Tucumán 1, piso 4, Buenos Aires, C1049AAA, Argentina

GSK Business Service Centre Sdn Bhd	Ordinary	Level 6, Quill 9, 112 Jalan Prof. Khoo Kay Kim, Petaling Jaya,, 46300 Selangor, Malaysia

GSK Capital B.V. (iii) (v)	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GSK Capital K.K.	Ordinary	1-8-1 Akasaka Minato-ku, Tokyo, Japan

GSK Commercial Sp. z o.o.	Ordinary	ul. Rzymowskiego 53, 02-697, Warsaw, Poland

GSK d.o.o., Ljubljana	Ordinary	Ameriška ulica 8,, Ljubljana, 1000, Slovenia

GSK Enterprise Management Co, Ltd	Ordinary	Floor 4, 18 Lane 999 Huanke Road, No. 1358 Zhongke Road, Shanghai, China

GSK Equity Investments, Limited	Units	Corporation Service Company, 2595 Interstate Drive, Suite 103, Harrisburg PA 17110, United States

GSK Finance (No 2) Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GSK Finance (No.3) plc	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GSK India Global Services Private Limited	Equity	Level 1, 2 & 3 Luxor North Tower, Bagmane Capital Business Park Outer Ring Road, Bangalore, Karnataka, 560037, India

GSK International Holding and Finance BV	Ordinary	Van Asch van Wijckstraat 55h, 3811 LP, Amersfoort, Netherlands

GSK Kazakhstan LLP	Participation Interest	273, Furmanov Street, Almaty, Medeu District, 050059, Kazakhstan

GSK Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GSK Pharma Vietnam Company Limited	Chartered Capital	Unit 702/703 7th Floor, The Metropolitan Tower, 235 Dong Khoi Street, Ben Nghe Ward, District 1, Ho Chi Minh, Vietnam

GSK Pharmaceutical Trading S.A. (ii) (iv)	Ordinary	Bucharest, 1-5 Costache Negri Street, Opera Center One, 5th floor, discussions room 01, District 5, Romania

GSK PSC Poland sp. z o.o.	Equal and indivisible shares	ul. Grunwaldzka 189, Poznań, 60-322, Pol

GSK Services Sp z o.o.	Ordinary	Ul. Grunwaldzka 189, 60-322, Poznan, Poland

GSK Vaccines BV	Ordinary	Hullenbergweg 85, 1101 CL, Amsterdam, Netherlands

GSK Vaccines GmbH	Ordinary	Emil-von-Behring-Str.76, 35041 Marburg, Germany

GSK Vaccines Institute for Global Health S.r.l.	Quotas	Via Fiorentina 1, 53100, Siena, Italy

GSK Vaccines S.r.l.	Quotas	Via Fiorentina 1, 53100, Siena, Italy

GSK Vaccines Vertriebs GmbH (ii)	Ordinary	Rudolf-Diesel-Ring 27, 83607, Holzkirchen, Germany

HGS France S.a.r.l. (ii) (iv)	Ordinary	52-54, Rue de la Belle Feuille, Boulogne-Billancourt, 92100, France

Human Genome Sciences, Inc.	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States

ID Biomedical Corporation of Quebec	Common	2323, boul. Du Parc Technologique, Québec Québec G1P 4R8, Canada

GSK Annual Report 2021

Other statutory disclosures
continued
Group companies
continued

Name	Security	Registered address

Wholly owned subsidiaries continued

Instituto Luso Farmaco, Limitada (ii)	Quotas	Rua Dr Antonio Loureiro Borges No 3, Arquiparque, Miraflores, 1495-131, Algés, Portugal

InterPharma Dienstleistungen GmbH (ii)	Quotas	Wagenseilgasse 3, Euro Plaza, Gebäude I, 4. Stock, A-1120, Vienna, Austria

J&J Technologies, LC	LLC Interests	Corporation Service Company, 100 Shockoe Slip, 2nd Floor, Richmond VA 23219,, United States

JSC GlaxoSmithKline Trading	Ordinary	Leningradskiy Prospect 37A, Building 4, Floor 3, Premises XV, Room 1, 125167, Moscow, Russian Federation

Laboratoire GlaxoSmithKline	Ordinary	23 rue François Jacob, 92500, Rueil-Malmaison, France

Laboratoire Pharmaceutique Algérien LPA Production SPA	Ordinary	Zone Industrielle Est, Boudouaou, Boumerdes, Algeria

Laboratoire Pharmaceutique Algérien SPA	Ordinary	Zone Industrielle Est, Boudouaou, Boumerdes, Algeria

Laboratoires Paucourt (ii)	Ordinary	23 rue François Jacob, 92500, Rueil-Malmaison, France

Laboratoires Saint-Germain (ii)	Ordinary	23 rue François Jacob, 92500, Rueil-Malmaison, France

Laboratorios Dermatologicos Darier, S.A de C.V.	Ordinary A; Ordinary B	Calzada Mexico Xochimilco, 4900 San Lorenzo Huipulco, District Federal Mexico, 14370, Mexico

Laboratórios Farmaceuticos Stiefel (Portugal) LTDA (ii)	Ordinary	Rua Dr Antonio Loureiro Borges No 3, Arquiparque, Miraflores, 1495-131, Algés, Portugal

Laboratorios Stiefel de Venezuela SA	Ordinary	Calle Luis de Camoens, Edificio GlaxoSmithKline, No. 115-117, Urb. La Trinidad, Caracas, Venezuela, Bolivarian Republic of

Laboratorios Stiefel Ltda.	Ordinary	Rua Professor Joao Cavalheiro Salem, no.1077, Bairro de Bonsucesso, Municipality of Guarulhos, Sao Paulo, CEP 07243-580, Brazil

Laboratorios Wellcome De Portugal Limitada (ii)	Quota	Rua Dr Antonio Loureiro Borges No 3, Arquiparque, Miraflores, 1495-131, Alges, Portugal

Mixis Genetics Limited (In Liquidation)	Ordinary	BDO LLP, 5 Temple Square Temple Street, Liverpool, L2 5RH

Montrose Pharma Company Limited (ii) (iv)	Ordinary Quota	H-1124, Csorsz utca 43, Budapest, Hungary

Penn Labs Inc. (ii)	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States

Setfirst Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

Sitari Pharma, Inc.	Common Stock	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States

Smith Kline & French Portuguesa-Produtos Farmaceuticos, LDA (ii)	Ordinary	Rua Dr Antonio Loureiro Borges No 3, Arquiparque, Miraflores, 1495-131, Alges, Portugal

SmithKline Beecham (Bangladesh) Private Limited (ii)	Ordinary	House-2/A, Road-138,Gulshan-1, Dhaka, 1212, Bangladesh

SmithKline Beecham (Cork) Limited	Ordinary	12 Riverwalk, Citywest Business Campus, Dublin 24, Ireland

SmithKline Beecham (Manufacturing) Limited (In Liquidation)	Ordinary	BDO, Beax Lane House, Mercer Street, Lower, D02 DH60, Dublin, D02 DH60, Ireland

SmithKline Beecham (SWG) Limited (In Liquidation)	Ordinary	BDO LLP, 5 Temple Square Temple Street, Liverpool, L2 5RH

SmithKline Beecham Egypt L.L.C.	Quotas	Amoun Street, El Salam City, Cairo, Egypt

SmithKline Beecham Farma, S.A.	Ordinary	Severo Ochoa, 2, Parque Tecnologico de Madrid, Tres Cantos, 28760, Madrid, Spain

SmithKline Beecham Limited	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

SmithKline Beecham Pension Plan Trustee Limited (ii)	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

SmithKline Beecham Pension Trustees Limited (In Liquidation)	Ordinary	55 Baker Street, London, W1U 7EU, United Kingdom

SmithKline Beecham Pharma GmbH & Co KG	Partnership Capital	Prinzregentenplatz 9, 81675, Munchen, Germany

SmithKline Beecham Pharma Verwaltungs GmbH	Ordinary	Prinzregentenplatz 9, 81675, Munchen, Germany

SmithKline Beecham Pharmaceuticals (Pty) Limited (ii) (iv)	Ordinary	Flushing Meadows Building, The Campus, 57 Sloane Street, Bryanston 2021, South Africa

SmithKline Beecham Pharmaceuticals Co.	Common	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States

SmithKline Beecham Port Louis Limited (In Liquidation)	Ordinary	C/o CIM Corporate Services Ltd, Les Cascades Building, Edith Cavell Street, Port Louis, Mauritius

SmithKline Beecham Senior Executive Pension Plan Trustee Limited (ii)	Ordinary	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

Stiefel Dominicana, S.R.L. (ii) (iv)	Ordinary	Ave. Lope de Vega #29, Torre NovoCentro, Local 406, Santo Domingo, Dominican Republic

Stiefel Farma, S.A.	Ordinary	Severo Ochoa, 2, Parque Tecnologico de Madrid, Tres Cantos, 28760, Madrid, Spain

Stiefel GmbH & Co. KG	Partnership Capital	Prinzregentenplatz 9, 81675, Munchen, Germany

Stiefel India Private Limited	Equity	1, Battery House, Bhulabhai Desai Raod, Mumbai, Maharashtra, 400026, India

Stiefel Laboratories (Maidenhead) Ltd (In Liquidation)	Ordinary	BDO LLP, 5 Temple Square Temple Street, Liverpool, L2 5RH

Stiefel Laboratories Legacy (Ireland) Limited	Ordinary	Unit 2 Building 2500, Avenue 2000 Cork Airport Business Park, Cork, Ireland

Stiefel Laboratories Limited (in liquidation since year end)	Ordinary	55 Baker Street, London, W1U 7EU, United Kingdom

Stiefel Laboratories Pte Limited	Ordinary	1 Pioneer Sector, 628413, Singapore

GSK Annual Report 2021

Other statutory disclosures
continued
Group companies
continued

Name	Security		Registered address

Wholly owned subsidiaries continued

Stiefel Laboratories, Inc.	Common		Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States

Stiefel Maroc SARL (ii) (iv)	Ordinary		275 Boulevard Zerktouni, Casablanca, Morocco

Stiefel Research (Australia) Holdings Pty Ltd	Ordinary		1061 Mountain Highway, Boronia Victoria VIC 3155, Australia

Stiefel Research Australia Pty Ltd	Ordinary		1061 Mountain Highway, Boronia Victoria VIC 3155, Australia

Stiefel West Coast LLC	LLC Interests		Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States

Strebor Inc.	Common		Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States

Tesaro Bio GmbH (In Liquidation)	Ordinary		Poststrasse 6, 6300 Zug, Switzerland

Tesaro Bio Netherlands B.V	Ordinary		Joop Geesinkweg 901, 1114 AB, Amsterdam-Duivendrecht, Netherlands

Tesaro Bio Sweden AB	Common		c/o BDO Malardalen AB, Skatt Box 24193, 104 51, Stockholm, Sweden

Tesaro Development, Ltd.	Ordinary		Clarendon House, 2 Church Street, Hamilton HM11, Bermuda

Tesaro, Inc.	Common		Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States

The Sydney Ross Co. (ii)	Ordinary		Corporation Service Company, Princeton South Corporate Center, Suite 160, 100 Charles Ewing Blvd, Ewing NJ 08628, United States

UCB Pharma Asia Pacific Sdn Bhd (ii)	Ordinary		12th Floor, Menara Symphony, No. 5, Jalan Prof. Khoo Kay Kim,, Seksyen 13, 46200 Petaling Jaya, Malaysia

Wellcome Consumer Healthcare Limited (ii)	Ordinary		980 Great West Road, Brentford, Middlesex, TW8 9GS, England

Wellcome Consumer Products Limited (in liquidation since year end)	Ordinary		BDO LLP, 5 Temple Square Temple Street, Liverpool, L2 5RH

Wellcome Developments Pty Ltd (ii) (iv)	Ordinary		1061 Mountain Highway, Boronia Victoria VIC 3155, Australia

Wellcome Limited	Ordinary		980 Great West Road, Brentford, Middlesex, TW8 9GS, England

Wellcome Operations Pty Ltd (ii) (iv)	Ordinary		1061 Mountain Highway, Boronia Victoria VIC 3155, Australia

Name	Security	Effective % Ownership	Registered address

Subsidiaries where the effective interest is less than 100%

Alacer Corp.	Common	68	Corporate Service Company d/b/a CSC - Lawyers Incorporating , Service, 2710 Gateway Oaks Drive, Suite 150N , Sacramento, California 95833-3505, United States

Amoun Pharmaceutical Industries Co. S.A.E.	New Monetary Shares (99.5%)	90.7	El Salam City 11491, PO Box 3001, Cairo, Egypt

Beecham Enterprises Inc. (ii)	Common	59.8	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States

Biddle Sawyer Limited	Equity	68	252 Dr Annie Besant Road, Mumbai, 400030, India

Block Drug Company, Inc.	Common	68	Corporation Service Company, Princeton South Corporate Center, Suite 160, 100 Charles Ewing Blvd, Ewing NJ 08628, United States

Block Drug Corporation (ii)	Common	68	Corporation Service Company, Princeton South Corporate Center, Suite 160, 100 Charles Ewing Blvd, Ewing NJ 08628, United States

British Pharma Group Limited (i)	Capital (50%)	50	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

Consumer Healthcare Holdings Limited	Ordinary	68	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

Consumer Healthcare Intermediate Holdings Limited	Ordinary	68	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

Duncan Consumer Healthcare Philippines Inc	Common	68	23rd Floor, The Finance Centre, 26th Street Corner 9th Avenue, Bonifacio Global City, Taguig City, 1634, Philippines

Ex-Lax, Inc.	Common	68	The Prentice Hall Corporation System, Puerto Rico, Inc., c/o, Citi Tower, 252 Ponce de Leon Avenue, Floor 20, San Juan, 00918, Puerto Rico

Ferrosan ApS	A Shares; B Shares	68	Delta Park 37, 2665, Vallensbæk Strand, Denmark

Ferrosan International ApS	Ordinary	68	Delta Park 37, 2665, Vallensbæk Strand, Denmark

Ferrosan S.R.L.	Registered Capital	68	178/C Calea Turzii, Cluj-Napoca, Cluj County, Romania

Galvani Bioelectronics Inc.	Common	55	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States

Galvani Bioelectronics Limited	A Ordinary; B Ordinary (0%)	55	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

Glaxo Saudi Arabia Limited	Ordinary	75	PO Box 22617, Area No 56 to 73, Warehouse City, First Stage Al Khomrah, Jeddah 21416, Saudi Arabia

Glaxo Wellcome Ceylon Limited	Ordinary; Ordinary B	67.8	121 Galle Road, Kaldemulla, Moratuwa, Sri Lanka

GlaxoSmithKline (Suzhou) Trading Co., Ltd	Registered Capital	68	No.699 Gangpu Road, Wusongjiang Science and Technology Industrial Park, Wuzhong Economic & Technical Development Zone, Suzhou, China

GlaxoSmithKline (Tianjin) Co. Ltd	Ordinary	90	No. 65, the Fifth Avenue, Tai Feng Industrial Park, Tianjin Economic and Technolog, Tianjin, 300457, China

GlaxoSmithKline Algérie S.P.A.	Ordinary	99.99	Zone Industrielle Est, Boudouaou, Wilaya de Boumerdes, Algeria

GlaxoSmithKline Brasil Produtos para Consumo e Saude Ltda	Quotas	68	Av das Americas, 3500, 4th floor, rooms 407-420, , Rio de Janeiro, RJ, 22621-000, Brazil

GSK Annual Report 2021

Other statutory disclosures
continued
Group companies
continued

Name	Security	Effective % Ownership	Registered address

Subsidiaries where the effective interest is less than 100% continued

GlaxoSmithKline Consumer Healthcare (China) Co. Ltd	Ordinary	68	Room 506, No. 1 Shen’gang Boulevard, Lin-gang Special Area of China Pilot Free Trade Z, Shanghai, Shanghai, 200000, China

GlaxoSmithKline Consumer Healthcare (Hong Kong) Limited	Ordinary	68	23/F., Tower 6, The Gateway, 9 Canton Road, Tsimshatsui, Kowloon, Hong Kong

GlaxoSmithKline Consumer Healthcare (Ireland) Limited	Ordinary	68	12 Riverwalk, Citywest Business Campus, Dublin 24, Ireland

GlaxoSmithKline Consumer Healthcare (Overseas) Limited	Ordinary	68	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline Consumer Healthcare (Thailand) Limited	Ordinary	68	13th Floor, Unit 13.05 and 13.06 Wave Place, 55 Wireless Road, Lumpini, Pathumwan, Bangkok, 10330, Thailand

GlaxoSmithKline Consumer Healthcare (UK) IP Limited (iv)	Ordinary	68	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline Consumer Healthcare (UK) Trading Limited	Ordinary	68	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline Consumer Healthcare (US) IP LLC	LLC Interests	68	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States

GlaxoSmithKline Consumer Healthcare AB	Ordinary	68	Hemvärnsgatan 9, P.O. Box 516, 169 29, Solna, Sweden

GlaxoSmithKline Consumer Healthcare Aps	Ordinary	68	Delta Park 37, 2665, Vallensbæk Strand, Denmark

GlaxoSmithKline Consumer Healthcare Australia Pty Ltd	Ordinary	68	82 Hughes Avenue, Ermington New South Wales NSW 2115, Australia

GlaxoSmithKline Consumer Healthcare B.V.	Ordinary	68	Van Asch van Wijckstraat 55G, 3811 LP, Amersfoort, Netherlands

GlaxoSmithKline Consumer Healthcare Colombia SAS	Ordinary	68	Carrera 7 No. 113 - 43 Piso 4, Colombia

GlaxoSmithKline Consumer Healthcare Czech Republic s.r.o.	Ordinary	68	Hvezdova 1734/2c, Prague, 4 140 00, Czech Republic

GlaxoSmithKline Consumer Healthcare Finance Limited	Ordinary	68	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline Consumer Healthcare Finance No.2 Limited	Ordinary	68	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline Consumer Healthcare Finland Oy	Ordinary	68	Piispansilta 9A, Fin-02230, Espoo, Finland

GlaxoSmithKline Consumer Healthcare GmbH	Ordinary	68	Wagenseilgasse 3, Euro Plaza, Gebäude I, 4. Stock, A-1120, Vienna, Austria

GlaxoSmithKline Consumer Healthcare GmbH & Co. KG	Partnership Capital	68	Barthstr. 4, 80339, München, Germany

GlaxoSmithKline Consumer Healthcare Hellas Single Member Societe Anonyme	Ordinary	68	274 Kifissias Avenue Halandri, Athens, 152 32, Greece

GlaxoSmithKline Consumer Healthcare Holdings (No.2) Limited	A; B (0%); Preference	68	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline Consumer Healthcare Holdings (US) LLC	LLC Interests	68	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States

GlaxoSmithKline Consumer Healthcare Investments (Ireland) (No 3) Limited (iii) (In Liquidation)	Ordinary	68	Knockbrack, Dungarvan, Co Waterford, X35 RY76, Ireland

GlaxoSmithKline Consumer Healthcare Investments (Ireland) (No.2) Unlimited Company (iii) (In Liquidation)	Ordinary	68	Knockbrack, Dungarvan, Co Waterford, X35 RY76, Ireland

GlaxoSmithKline Consumer Healthcare Japan K.K.	Ordinary	68	1-8-1 Akasaka Minato-ku, Tokyo, Japan

GlaxoSmithKline Consumer Healthcare Korea Co., Ltd.	Ordinary	68	9F LS Yongsan Tower, 92 Hangang-daero, Yongsan-gu, Seoul, 04386, Korea, Republic of

GlaxoSmithKline Consumer Healthcare L.L.C.	LLC Interests	68	Corporation Service Company, 2595 Interstate Drive Suite 103, Harrisburg PA 17110, United States

GlaxoSmithKline Consumer Healthcare Mexico, S. De R.L. de C.V.	Ordinary	68	Boulevard Adolfo Ruiz Cortines No. 3720, Torre 3 Piso 11, Colonia Jardines del Pedregal, Alcaldía Alvaro Obregón, Ciudad de México , C.P. 01900, Mexico

GlaxoSmithKline Consumer Healthcare New Zealand ULC	Ordinary	68	Level 2 E.2 12 Madden Street, Auckland Central, Auckland, 1010, New Zealand

GlaxoSmithKline Consumer Healthcare Norway AS	Ordinary	68	Drammensveien 288, Lysaker, 1326, Norway

GlaxoSmithKline Consumer Healthcare Pakistan Limited	Ordinary (85.8%)	58.3	The Sykes Building, 35 Dockyard Road, West Wharf, Karachi, 74000, Pakistan

GlaxoSmithKline Consumer Healthcare Philippines Inc	Common	68	23rd Floor, The Finance Centre, 26th Street Corner 9th Avenue, Bonifacio Global City, Taguig City, 1634, Philippines

GlaxoSmithKline Consumer Healthcare Pte. Ltd.	Ordinary	68	23 Rochester Park, 139234, Singapore

GlaxoSmithKline Consumer Healthcare S.A.	Ordinary	68	Site Apollo, Avenue Pascal 2-4-6, Wavre, 1300, Belgium

GlaxoSmithKline Consumer Healthcare S.A.	Ordinary	68	Severo Ochoa, 2, Parque Tecnológico de Madrid, Tres Cantos, 28760, Madrid, Spain

GlaxoSmithKline Consumer Healthcare S.r.l	Ordinary	68	Via Zambeletti snc, Baranzate, 20021, Milan, Italy

GlaxoSmithKline Consumer Healthcare Saudi Limited	Ordinary	68	603 Salamah Tower, 6th Floor, Madinah Road, Al-Salamah District, Jeddah 21425, Saudi Arabia

GlaxoSmithKline Consumer Healthcare Sdn. Bhd.	Ordinary	68	Lot 89, Jalan Enggang,, Ampang / Hulu Kelang Industrial Estate, Selangor Darul Ehsan, 68000 Ampang, Malaysia

GlaxoSmithKline Consumer Healthcare Slovakia s. r. o.	Ownership Interest	68	Galvaniho 7/A, Bratislava, 821 04, Slovakia

GlaxoSmithKline Consumer Healthcare South Africa (Pty) Ltd	Ordinary	68	Flushing Meadows Building, The Campus, 57 Sloane Street, Bryanston 2021, South Africa

GlaxoSmithKline Consumer Healthcare Sp.z.o.o.	Ordinary	68	Ul. Grunwaldzka 189, 60-322, Poznan, Poland

GlaxoSmithKline Consumer Healthcare SRL	Ordinary	68	1-5 Costache Negri Street, Opera Center One, 6th floor (Zone 2), District 5, Bucharest, Romania

GSK Annual Report 2021

Other statutory disclosures
continued
Group companies
continued

Name	Security	Effective % Ownership	Registered address

Subsidiaries where the effective interest is less than 100% continued

GlaxoSmithKline Consumer Healthcare ULC / GlaxoSmithKline Soins De Sante Aux Consommateurs SRI	A Class Preference; Common	68	595 Burrard Street, Suite 2600 Three Bentall Centre, P.O. Box 49314 Vancouver BC V7X 1L3, Canada

GlaxoSmithKline Consumer Healthcare Vietnam Company Limited (ii)	Charter Capital	68	Floor 16, Metropolitan, 235 Dong Khoi, Ben Nghe Ward, District 1, Ho Chi Minh City, Vietnam

GlaxoSmithKline Consumer Healthcare, L.P.	Partnership Capital	59.8	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States

GlaxoSmithKline Consumer Healthcare, Produtos para a Saude e Higiene, Lda	Ordinary Quota	68	Rua Dr Antonio Loureiro Borges No 3, Arquiparque, Miraflores, 1495-131, Algés, Portugal

GlaxoSmithKline Consumer Nigeria plc (vi)	Ordinary	46.4	1 Industrial Avenue, Ilupeju, Ikeja, Lagos, PM B 21218, Nigeria

GlaxoSmithKline Consumer Private Limited	Equity	68	Patiala Road, Nabha 147201, Dist Patiala, Punjab, India

GlaxoSmithKline Consumer Trading Services Limited	Ordinary	68	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GlaxoSmithKline Costa Rica S.A.	Ordinary	68	San José 300 Este de la Rotonda Betania, Carretera a Sabanilla, Costa Rica

GlaxoSmithKline Dungarvan Limited	Ordinary	68	Knockbrack, Dungarvan, Co Waterford, X35 RY76, Ireland

GlaxoSmithKline Healthcare AO	Ordinary	68	premises III, Room 9, floor 6, Presnenskaya nab. 10, 123112, Moscow, Russian Federation

GlaxoSmithKline Healthcare GmbH	Ordinary	68	Barthstr. 4, 80339, München, Germany

GlaxoSmithKline Healthcare Ukraine O.O.O.	Ownership Interest	68	Pavla Tychyny avenue, 1-V, Kiev, 02152, Ukraine

GlaxoSmithKline Limited	Cumulative Redeemable Preference; Ordinary	68	Likoni Road, PO Box 78392, Nairobi, Kenya

GlaxoSmithKline Pakistan Limited	Ordinary	82.6	The Sykes Building, 35 Dockyard Road, West Wharf, Karachi, 74000, Pakistan

GlaxoSmithKline Panama S.A.	Non-qualified preference shares; Ordinary	68	Urbanizacion Industrial Juan D, Calles A Y B, Republic of Panama, Panama

GlaxoSmithKline Paraguay S.A.	Ordinary	68	Oficial Gilberto Aranda 333, Planta Alta casi Salvador del Mundo, Asunción, Paraguay

GlaxoSmithKline Pharmaceuticals Limited	Equity	75	252 Dr Annie Besant Road, Mumbai, 400030, India

GlaxoSmithKline S.A.E.	Ordinary	91.2	Boomerang Office Building - Land No. 46, Zone (J) - 1st District, Town Center - 5th Tagammoe, New Cairo City, Egypt

GlaxoSmithKline Santé Grand Public	Ordinary	68	23 rue François Jacob, 92500, Rueil-Malmaison, France

GlaxoSmithKline Technology (Taizhou) Co., Ltd	Ordinary	68	Room 708 in Building D, Phase II of New Drug Innovation Base, Taizhou, Jiangsu Province, 225300, China

GlaxoSmithKline Tuketici Sagligi Anonim Sirketi	Nominative	68	Büyükdere Caddesi No. 173, 1.Levent Plaza B Blok, 1.Levent, Istanbul, 34394, Turkey

GlaxoSmithKline-Consumer Kft.	Membership	68	H-1124, Csorsz utca 43, Budapest, Hungary

GSK Canada Holding Company Limited	Ordinary	68	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GSK CH Caricam Sociedad De Responsabilidad Limitada (ii)	Participation	68	Urbanizacion Industrial Juan D, Calles A Y B, Republic of Panama, Panama

GSK CH Kazakhstan LLP	Charter Capital	68	32 A Manasa Str., Bostandyk District, Almaty, 050008, Kazakhstan

GSK Consumer Health, Inc.	Common	68	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States

GSK Consumer Healthcare Capital NL B.V. (iii) (v)	Shares	68	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GSK Consumer Healthcare Capital US LLC	LLC Interests	68	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States

GSK Consumer Healthcare Chile SpA	CLP Interests	68	Av. Andrés Bello N°2687, 25th floor, Las Condes, Chile

GSK Consumer Healthcare Egypt Limited	Ordinary	68	North 90th street, Boomerang Building, 5th District, Cairo, Egypt

GSK Consumer Healthcare Egypt LLC	Quotas	68	North 90th street, Boomerang Building, 5th District, Cairo, Egypt

GSK Consumer Healthcare Export Limited	Ordinary	68	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GSK Consumer Healthcare Holdings (No.1) Limited	Non-voting preference shares; Ordinary	68	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GSK Consumer Healthcare Holdings (No.3) Limited	Non-voting preference shares; Ordinary	68	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GSK Consumer Healthcare Holdings (No.5) Limited	Ordinary	68	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GSK Consumer Healthcare Holdings (No.6) Limited	Ordinary	68	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GSK Consumer Healthcare Holdings (No.7) Limited	Ordinary	68	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

GSK Consumer Healthcare Holdings (US) Inc.	Common; Preference Stock	68	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States

GSK Annual Report 2021

Other statutory disclosures
continued
Group companies
continued

Name	Security	Effective % Ownership	Registered address

Subsidiaries where the effective interest is less than 100% continued

GSK Consumer Healthcare Holdings No. 2 LLC (iii)	Unit	68	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States

GSK Consumer Healthcare Insurance Limited	Ordinary	68	Dorey Court, Admiral Park, St Peter Port, GY1 4AT, Guernsey

GSK Consumer Healthcare Israel Ltd (iv)	Ordinary	68	25 Basel Street, Petech Tikva 49510, Israel

GSK Consumer Healthcare Levice s.r.o.	Ordinary	68	Priemyselny Park Gena, Ul. E. Sachsa 4-6, 934 01, Levice, Slovakia

GSK Consumer Healthcare Peru S.R.L	Ordinary	68	Av Jorge Basadre 349, piso 5, San Isidro, Lima, 05W-109, Peru

GSK Consumer Healthcare SARL	Ordinary	68	Route de I’Etraz, 1197 Prangins, Switzerland

GSK Consumer Healthcare Schweiz AG	Ordinary	68	Suurstoffi 14, 6343, Rotkreuz, Switzerland

GSK Consumer Healthcare Services, Inc.	Common	68	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States

GSK Consumer Healthcare Singapore Pte. Ltd.	Ordinary	68	23 Rochester Park, 139234, Singapore

GSK Consumer Healthcare Trinidad and Tobago Limited	Ordinary: Preference	68	5th Floor Algico Plaza, 91-93 St. Vincent Street, Port of Spain, Trinidad and Tobago

GSK-Gebro Consumer Healthcare GmbH	Ordinary (60%)	40.8	Bahnhofbichl 13, 6391 Fieberbrunn, Kitzbühel, Austria

Iodosan S.p.A.	Ordinary	68	Via Zambeletti snc,, Baranzate,, 20021, Milan, Italy

Kuhs GmbH	Ordinary	68	Barthstr. 4, 80339, München, Germany

Laboratorios ViiV Healthcare, S.L.	Ordinary	78.3	Severo Ochoa, 2, Parque Tecnológico de Madrid, Tres Cantos, 28760, Madrid, Spain

Modern Pharma Trading Company L.L.C.	Quotas	98.2	Amoun Street, PO Box 3001, El Salam City, Cairo, 11491, Egypt

N.C.H. – Nutrition Consumer Health Ltd (ii)	Ordinary	68	14 Hamephalsim St, Petach Tikva, Israel

P.T. SmithKline Beecham Pharmaceuticals	Ordinary A; Ordinary B (0%)	99	Jl. Pulobuaran Raya, Kav. III DD/2,3,4, Kawasan Industri Pulogadung, Jakarta, 13930, Indonesia

P.T. Sterling Products Indonesia	A Shares; B Shares	68	Graha Paramita Building, 5th F, Jalan Denpasar Raya Blok D-2, Jakarta, 12940, Indonesia

Panadol GmbH	Ordinary	68	Barthstr. 4, 80339, München, Germany

PF Consumer Healthcare 1 LLC	Membership Interest	68	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States

PF Consumer Healthcare B.V.	Class A; Class B	68	Van Asch van Wijckstraat 55G, 3811 LP Amersfoort, Netherlands

PF Consumer Healthcare Brazil Importadora e Distribuidora de Medicamentos Ltda	Quota	68	Barueri, at Avenida Ceci, No.1900, Block III, Part 67, Tambore District, São Paulo, 06460, Brazil

PF Consumer Healthcare Canada ULC/PF Soins De Sante SRI	Common; Preferred	68	595 Burrard Street, Suite 2600 Three Bentall Centre, P.O. Box 49314 Vancouver BC V7X 1L3, Canada

PF Consumer Healthcare Holding B.V.	Ordinary	68	Van Asch van Wijckstraat 55G, 3811 LP Amersfoort, Netherlands

PF Consumer Healthcare UK Limited (In Liquidation)	Ordinary	68	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

PF Consumer Ireland Company Limited (In Liquidation)	Ordinary	68	BDO, Beax Lane House, Mercer Street, Lower, D02 DH60, Dublin, D02 DH60, Ireland

PF Consumer Taiwan LLC	Interests	68	The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington DE 19801, United States

Pfizer Biotech Corporation	Ordinary (55%)	37.4	24F, No. 66, Sec 1, Zhong Xiao W. Rd, Taipei 100, Taiwan

Pfizer Consumer Healthcare AB	Ordinary	68	Vetenskapsvagen 10, SE-191 90, Sollentuna, Sweden

Pfizer Consumer Healthcare GmbH	Ordinary	68	Linkstrasse 10, 10785, Berlin, Germany

Pfizer Consumer Manufacturing Italy S.r.l.	Quota (no stock)	68	90, Via Nettunese, 04011, Aprilia (Prov. di Latin), Italy

Pfizer Laboratories PFE (Pty) Ltd.	Common	68	Flushing Meadows Building, The Campus, 57 Sloane Street, Bryanston 2021, South Africa

Pfizer PFE Colombia S.A.S	Common	68	Carrera 7 No. 113 - 43 Piso 4, Colombia

PHIVCO-1 LLC	LLC Interests	78.3	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States

PHIVCO-2 LLC	LLC Interests	78.3	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States

PRISM PCH Limited	Non-Voting Shares; Voting Shares;	68	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

PT Glaxo Wellcome Indonesia	Class A; Class B (0%)	95	JL. Pulobuaran Raya Kav.III/DD 2,3,4 KWS. Industri, Pulogadung, Jatinegara, Cakung, Jakarta Timur, Indonesia

PT GSK Consumer Healthcare Indonesia	Ordinary	68	Graha Paramita Building, 5th F, Jalan Denpasar Raya Blok D-2,, Kuningan, JAKARTA SELATAN, 12940, Indonesia

PT. Bina Dentalindo (In Liquidation)	Ordinary	68	Gedung Graha Ganesha Lantai 3, Jl Raya Bekasi Km 17, No5, Jakarta Timur 13930, Indonesia

Shionogi-ViiV Healthcare LLC (ii)	Common Interests	78.3	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States

Sino-American Tianjin Smith Kline & French Laboratories Ltd	Ordinary (55%)	37.4	Cheng Lin Zhuang Industrial Zone, Dong Li District, Tianjin, 300163, China

SmithKline Beecham (Private) Limited	Ordinary (99.6%)	67.8	World Trade Center, Level 34, West Tower, Echelon Square, Colombo 1, Sri Lanka

GSK Annual Report 2021

Other statutory disclosures
continued
Group companies
continued

Name	Security	Effective % Ownership	Registered address

Subsidiaries where the effective interest is less than 100% continued

SmithKline Beecham Research Limited	Ordinary	68	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

SmithKline Beecham S.A.	Ordinary	68	Ctra de Ajalvir Km 2.500, Alcala de Henares, 28806, Madrid, Spain

SmithKline Beecham-Biomed O.O.O.	Participation Interest	97	Leningradskiy Prospect 37A, Building 4, Floor 2, Premises XIV, Room 42, 125167, Moscow, Russian Federation

Stafford-Miller (Ireland) Limited	Ordinary	68	Clocherane, Youghal Road, Dungarvan, Co. Waterford, Ireland

Stafford-Miller Limited (In Liquidation)	Ordinary; Non-Cumulative Non Redeemable Preference	68	Clocherane, Youghal Road, Dungarvan, Co. Waterford, Dungarvan, Waterford, Ireland

Sterling Drug (Malaya) Sdn Berhad	Ordinary	68	Lot 89, Jalan Enggang, Ampang/Hulu Kelang Industrial Estate, Selangor Darul Ehsan, 68000 Ampang, Malaysia

Sterling Products International, Incorporated (ii)	Common	68	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States

Stiefel Consumer Healthcare (UK) Limited	Ordinary	68	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

Stiefel Egypt LLC (ii)	Quotas	99	Amoun Street, PO Box 3001, El Salam City, Cairo, 11491, Egypt

Stiefel Laboratories (Ireland) Limited (In Liquidation)	Ordinary	68	BDO, Beax Lane House, Mercer Street, Lower, D02 DH60, Dublin, D02 DH60, Ireland

Treerly Health Co., Ltd	Capital Contribution	68	Unit 01A, Room 3901, No 16. East Zhujiang Road, Tianhe District, Guangzhou City, the PRC, China

ViiV Healthcare (South Africa) (Proprietary) Limited (ii); (iv)	Ordinary	78.3	Flushing Meadows Building, The Campus, 57 Sloane Street, Bryanston 2021, South Africa

ViiV HealthCare BV	Ordinary	78.3	Van Asch van, Wijckstraat 55h, 3811 LP Amersfoort, The Netherlands, Netherlands

ViiV Healthcare Company	Common	78.3	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States

ViiV Healthcare Finance 1 Limited (In Liquidation)	Ordinary	78.3	55 Baker Street, London, W1U 7EU, United Kingdom

ViiV Healthcare Finance 2 Limited	Ordinary	78.3	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

ViiV Healthcare Finance Limited	Ordinary; Redeemable Preference	78.3	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

ViiV Healthcare GmbH	Ordinary	78.3	Prinzregentenplatz 9, 81675, Munchen, Germany

ViiV Healthcare GmbH	Ordinary	78.3	Talstrasse 3-5, 3053 Muenchenbuchsee, Switzerland

ViiV Healthcare Hong Kong Limited (ii)	Ordinary	78.3	23/F Tower 6, The Gateway, 9 Canton Road, Harbour City, Tsimshatsui, Kowloon, Hong Kong

ViiV Healthcare K.K.	Ordinary	78.3	1-8-1 Akasaka Minato-ku, Tokyo, Japan

ViiV Healthcare Limited	Class A; Class B (0%); Class C (0%); Class D1 (0%); Class D2 (0%); Deferred; Class E 5% Cumulative Preference (0%)	78.3	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

ViiV Healthcare Pty Ltd	Ordinary	78.3	1061 Mountain Highway, Boronia Victoria VIC 3155, Australia

ViiV Healthcare Puerto Rico, LLC	LLC Interests	78.3	Centro International de Mercadeo, 90 carr. 165 Torre 2, Suite 800, Guaynabo, 00968, Puerto Rico

ViiV Healthcare S.r.l.	Quota	78.3	Viale dell’Agricoltura 7, 37135, Verona, Italy

ViiV Healthcare SAS	Ordinary	78.3	23 rue François Jacob, 92500, Rueil-Malmaison, France

ViiV Healthcare sprl	Ordinary	78.3	Site Apollo, Avenue Pascal 2-4-6, Wavre, 1300, Belgium

ViiV Healthcare Trading LLC (ii)	Participation Interest	78.3	Leningradskiy Prospect 37A, Building 4, Floor 2, Premises XIV, Room 28, 125167, Moscow, Russian Federation

ViiV Healthcare Trading Services UK Limited	Ordinary	78.3	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

ViiV Healthcare UK (No.3) Limited	Ordinary	78.3	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

ViiV Healthcare UK (No.4) Limited	Ordinary	78.3	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

ViiV Healthcare UK (No.5) Limited	Ordinary	78.3	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

ViiV Healthcare UK (No.6) Limited	Ordinary	78.3	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

ViiV Healthcare UK (No.7) Limited	Ordinary	78.3	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

ViiV Healthcare UK Limited	Ordinary	78.3	980 Great West Road, Brentford, Middlesex, TW8 9GS, England

ViiV Healthcare ULC	Common	78.3	3500 855-2nd Street SW, Calgary AB T2P 4J8, Canada

ViiV Healthcare Venture LLC	LLC Interests	78.3	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States

ViiVHIV Healthcare Unipessoal Lda	Quota	78.3	Rua Dr Antonio Loureiro Borges No 3, Arquiparque, Miraflores, 1495-131, Algés, Portugal

Vog AU PTY LTD (ii)	Ordinary; Redeemable Preference	68	82 Hughes Avenue, Ermington New South Wales NSW 2115, Australia

Winster Pharmaceuticals Limited (ii)	Ordinary	46.4	2A Association Avenue, Ilupeju Industrial Estate, Lagos, PO Box 3199, Nigeria

Wyeth Pharmaceutical Co. Ltd	Registered Capital	68	4 Baodai West Road, Suzhou, Jiangsu Province, 215128, China

Wyeth Pharmaceuticals Company (vii)	Partnership	68	No registered address required, Puerto Rico general partnership, Contact entity contact for any questions, Puerto Rico

GSK Annual Report 2021

Other statutory disclosures
continued
Group companies
continued

Name	Security	Effective % Ownership	Registered address

Associates

GlaxoSmithKline Landholding Company, Inc	Common (40%)	39.9	23rd Floor, The Finance Centre, 26th Street Corner 9th Avenue, Bonifacio Global City, Taguig City, 1634, Philippines

Index Ventures Life VI (Jersey) LP	Partnership Interest (25%)	25	44 Esplanade, St Helier, Jersey, JE4 9WG, Channel Islands

Kurma Biofund II FCPR	Partnership Interest (32.1%)	32.1	24 rue Royale, 75008, Paris, France

Longwood Fund I, LP	Partnership Interest (35%)	35	The Prudential Tower, Suite 1555, 800 Boylston Street, Boston, MA 02199

Medicxi Ventures I LP	Partnership Interest (26.2%)	26.2	44 Esplanade, St Helier, Jersey, JE4 9WG, Channel Islands

Joint Ventures

Chiron Panacea Vaccines Private Limited	Equity Shares (50%)	50	708/718, 7th Floor, A Wing, Sagar Tech Plaza, Saki Naka, Andheri East, Mumbai, Maharashtra, 400072, India

Qualivax Pte. Limited	Ordinary (50%)	50	80 Robinson Road, #02-00, 068898, Singapore

Qura Therapeutics, LLC	Units (39.2%)	39.2	Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States

Other significant holdings

Axon Therapies, Inc	Common (5%); Series A Preference (15%)	20	315 west 36th street, New York 10018, Delaware, USA

Global Farm S.A.	A Shares (0%) B Shares (0%) C Shares (100%) D Shares (0%) E Shares (0%) F Shares (0%)	16.7	Cazadores de Coquimbo 2841 piso 3, Munro, Argentina

Longwood Fund II, LP	Partnership Interest (20%)	20	The Prudential Tower, Suite 1555, 800 Boylston Street, Boston, MA 02199

Sanderling Ventures VII, L.P. A63	Partnership Interest (25.3%)	25.3	400 S. El Camino Real, Suite 1200, San Mateo, CA 94402

SR One Capital Fund I-B, LP	Partnership Interest (44%)	44	Corporation service company, 251 Little Falls Drive, City of Wilmington, County of New Castle, Delaware 19808
The following UK subsidiaries will take advantage of the audit exemption set out within section 479A of the Companies Act 2006 for the period ended 31 December 2021. Unless otherwise stated, the undertakings listed below are owned, either directly or indirectly, by GlaxoSmithKline plc.

Name	Security	Effective % Ownership	Registered address	Company Number

UK registered subsidiaries exempted from audit

Burroughs Wellcome International Limited	Ordinary	100	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	00543757

Domantis Limited	Ordinary	100	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	03907643

Edinburgh Pharmaceutical Industries Limited (ii)	Ordinary; Preference	100	Shewalton Road, Irvine, Ayrshire, KA11 5AP, United Kingdom	SC005534

Eskaylab Limited	Ordinary	100	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	00099025

Glaxo Wellcome UK Limited	Ordinary	100	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	00480080

Glaxochem (UK) Unlimited	Ordinary; Ordinary B; Ordinary C	100	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	04299472

GlaxoSmithKline Consumer Healthcare (UK) (No.1) Limited	Ordinary	68	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	00753340

GlaxoSmithKline Consumer Healthcare Sri Lanka Holdings Limited	Ordinary	68	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	9400298

GlaxoSmithKline Intellectual Property (No.3) Limited	Ordinary	100	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	11480952

GlaxoSmithKline Intellectual Property (No.4) Limited	Ordinary	100	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	11721880

GlaxoSmithKline Intellectual Property (No.5) Limited	Ordinary	100	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	11959399

GlaxoSmithKline International Limited	Ordinary	100	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	02298366

GSK Consumer Healthcare Capital UK PLC	Ordinary	68	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	13481162

GSK Consumer Healthcare Holdings (No.4) Limited	Ordinary	100	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	13401336

GSK Consumer Healthcare Holdings (No.8) Limited	Ordinary	100	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	13434151

GSK New Zealand Holding Company Limited	Ordinary	68	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	12342879

Montrose Fine Chemical Company Ltd	Ordinary	100	Shewalton Road, Irvine, Ayrshire, KA11 5AP, United Kingdom	SC190635

PHIVCO UK II Limited	Ordinary	78.3	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	06944229

PHIVCO UK Limited	Ordinary	78.3	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	06944223

Smith Kline & French Laboratories Limited (iv)	Ordinary	100	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	00052207

SmithKline Beecham (Export) Limited	Ordinary	100	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	02860752

SmithKline Beecham (H) Limited	Non-cumulative Non-redeemable; Ordinary	100	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	03296131

GSK Annual Report 2021

Other statutory disclosures
continued
Group companies
continued

Name	Security	Effective % Ownership	Registered address	Company Number

UK registered subsidiaries exempted from audit continued

SmithKline Beecham (Investments) Limited	Ordinary	100	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	00302065

SmithKline Beecham Legacy H Limited	Ordinary	100	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	00210281

SmithKline Beecham Marketing and Technical Services Limited	Ordinary	100	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	00494385

SmithKline Beecham Nominees Limited	Ordinary	100	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	00503868

SmithKline Beecham Overseas Limited	Ordinary	100	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	02552828

Stiefel Laboratories (U.K.) Ltd	Ordinary	100	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	00831160

Tesaro UK Limited	Ordinary	100	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	07890847

The Wellcome Foundation Limited	Ordinary	100	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	00194814

ViiV Healthcare Overseas Limited	Ordinary	78.3	980 Great West Road, Brentford, Middlesex, TW8 9GS, England	07027385
In accordance with section 479C of the Companies Act 2006, the Company will guarantee debts and liabilities of the above UK subsidiary undertakings. As at 31 December 2021 the total sum of these debts and liabilities is £876 million (2020 – £168 million)
Key

(i)	Directly owned by GlaxoSmithKline plc.

(ii)	Dormant entity.

(iii)	Tax resident in the UK.

(iv)	Entity expected to be disposed of or removed.

(v)	Incorporated in the Netherlands

(vi)	Consolidated as a subsidiary in accordance with section 1162 (4)(a) of the Companies Act 2006 on the grounds of dominant influence.

(vii)	Principal business address in Puerto Rico.

(viii)	Exempt from the provisions of Regulations 4-6 of the Partnership (Accounts) Regulation 2008, in accordance with the exemptions noted in Regulation 7 of that Regulation.

GSK Annual Report 2021

Glossary of terms

Terms used in the Annual Report	US equivalent or brief description

Accelerated capital allowances	Tax allowance in excess of depreciation arising from the purchase of fixed assets that delay the charging and payment of tax. The equivalent of tax depreciation.

American Depositary Receipt (ADR)	Receipt evidencing title to an ADS. Each GSK ADR represents two Ordinary Shares.

American Depositary Shares (ADS)	Listed on the New York Stock Exchange; represents two Ordinary Shares.

Basic earnings per share	Basic income per share.

Called up share capital	Ordinary Shares, issued and fully paid.

CER growth	Growth at constant exchange rates.

The company	GlaxoSmithKline plc.

Currency swap	An exchange of two currencies, coupled with a subsequent re-exchange of those currencies, at agreed exchange rates and dates.

Defined benefit plan	Pension plan with specific employee benefits, often called ‘final salary scheme’.

Defined contribution plan	Pension plan with specific contributions and a level of pension dependent upon the growth of the pension fund.

Derivative financial instrument	A financial instrument that derives its value from the price or rate of some underlying item.

Diluted earnings per share	Diluted income per share.

Employee Share Ownership Plan Trusts	Trusts established by the Group to satisfy share-based employee incentive plans.

Equity Shareholders’ funds	Shareholders’ equity.

Finance lease	Capital lease.

Freehold	Ownership with absolute rights in perpetuity.

The Group	GlaxoSmithKline plc and its subsidiary undertakings.

GSK	GlaxoSmithKline plc and its subsidiary undertakings.

Hedging	The reduction of risk, normally in relation to foreign currency or interest rate movements, by making off-setting commitments.

Intangible fixed assets	Assets without physical substance, such as computer software, brands, licences, patents, know-how and marketing rights purchased from outside parties.

Ordinary Share	A fully paid up ordinary share in the capital of the company.

Profit	Income.

Profit attributable to shareholders	Net income.

Share capital	Ordinary Shares, capital stock or common stock issued and fully paid.

Share option	Stock option.

Share premium account	Additional paid-up capital or paid-in surplus (not distributable).

Shares in issue	The number of shares outstanding.

Subsidiary	An entity in which GSK exercises control.

Treasury share	Treasury stock.

Turnover	Revenue.

UK Corporate Governance Code
As required by the UK Listing Authority, the company has disclosed in the Annual Report how it has applied the best practice corporate governance provisions of the Financial Reporting Council’s UK Corporate Governance Code.

GSK Annual Report 2021

Index

Page		Page

2021 Remuneration policy summary		Investor relations	295
Accounting principles and policies	171	Key accounting judgements and estimates	252
Acquisitions and disposals	220	Key performance indicators	12
Adjustments reconciling profit after tax to operating cash flows	224	Legal proceedings	247
Affordability and availability	36	Major restructuring costs	185
Annual General Meeting 2022	291	Modern employer	37
Approach to tax	60	Movements in equity	216
Assets held for sale	200	Net debt	202
Associates and joint ventures	187	New accounting requirements	178
Audit & Risk Committee Report	110	Nominations Committee Report
Being a responsible business	38	Non-controlling interests	09,68,218
Business model	01	Non-controlling interests in ViiV Healthcare	57
Cash and cash equivalents	200	Non-Executive Directors’ fees	138,150
Cash generation and conversion	73	Non-financial information statement	54
CEO’s statement	05	Notes to the financial statements	171
Chairman’s statement	03	Operating profit	07,09,67
Chairman’s Governance statement	89	Other intangible assets	74,174,190
Chairman’s Remuneration annual statement	119	Other investments	75,198
Climate-related financial disclosure	49	Other non-current assets	199
Commitments	215	Other non-current liabilities	75,215
Consolidated balance sheet	168	Other operating income/(expense)	67,177
Consolidated cash flow statement	170	Other provisions	213
Consolidated income statement	167	Our culture	11,110
Consolidated statement of changes in equity	169	Our long-term priorities	12
Consolidated statement of comprehensive income	167	Pensions and other post-employment benefits	204
Consumer Healthcare	41	Performance	29
Consumer Healthcare products and competition	273	Pharmaceuticals	17,29
Contingent consideration liabilities	214	Pharmaceutical products, competition and intellectual property	271
Contingent liabilities	215	Pipeline	268
Corporate Executive Team		Post balance sheet events	250
Corporate governance	82	Presentation of the financial statements	171
Corporate Responsibility Committee Report	104	Principal Group companies	246
Critical accounting policies	80	Principal risks and uncertainties	274
Data and engagement	39	Property, plant and equipment	192
Directors and senior management	140	Quarterly trend	257
Directors’ interests in shares	139	Reconciliation of net cash flow to movement in net debt	225
Directors’ report	116	Registrar	294
Directors’ statement of responsibilities	153	Related party transactions	220
Dividends	191,290	Reliable supply	38
Donations to political organisations and political expenditure	298	Remuneration governance	137
Earnings per share	191	Remuneration report	124
Employee costs	184	Reporting framework	56
Employee share schemes	244	Responsible business	16
Environment	39	Right of use assets	193
Ethics and values	38	Risk management	46
Exchange rates	179	Science and technology	35
Finance expense	186	Science Committee report	105
Finance income	186	Section 172 statement	115
Financial calendar 2022	291	Share capital and control	288
Financial instruments and related disclosures	227	Share capital and share premium account	216
Financial performance	7,61	Shareholder information	288
Financial position and resources	74	Shareholder services and contacts	294
Financial statements of GlaxoSmithKline plc, prepared under UK GAAP	251	Stakeholder engagement	44
Five year record	262	Task Force on Climate-related Financial Disclosures	49
Glossary of terms	311	Taxation	188
Goodwill	194	Tax information for shareholders	292
Group companies	299	The Board	83
Group financial review	55	Trade and other payables	201
GSK Leadership Team	87	Trade and other receivables	199
Industry trends		Transformation & Separation Committee report	110
Innovation	17	Treasury policies	79
Inventories	199	Trust	34
Investments in associates and joint ventures	197	Turnover and segment information	179
		US law and regulation	296
		Vaccines	17,31
		Vaccine products, competition and intellectual property	272
		Viability statement	53

GSK Annual Report 2021

About GSK
GlaxoSmithKline plc was incorporated as an English public limited company on 6 December 1999. We were formed by a merger between Glaxo Wellcome plc and SmithKline Beecham plc. GSK acquired these two English companies on 27 December 2000 as part of the merger arrangements.

Our shares are listed on the London Stock Exchange and the New York Stock Exchange.

Read more at
www.gsk.com

Brand names
Brand names appearing in italics throughout this report are trade marks either owned by and/or licensed to GSK or associated companies. All other trade marks are the property of their respective owners.

Acknowledgements

Printing
Printed sustainably in the UK by Pureprint, a CarbonNeutral
®
company with FSC
®
chain of custody and an ISO 14001 certified environmental management system recycling over 99% of all dry waste.

Paper
Printed on Innovation Premium, an FSC certified paper. The pulps used are Totally Chlorine Free and the manufacturing mill has ISO 14001 environmental management certification. The mill’s energy is produced from 100% biomass fuels sourced from local forestry and no fossil fuels are used. The carbon emissions have been measured and offset using the World Land Trust’s Carbon Balanced scheme.

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 Annual Report 2021
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20-F

Cautionary statement regarding

forward-looking statements

The Group’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document, and any other written information released, or oral statements made, to the public in the future by or on behalf of the Group, may contain forward-looking statements. Forward-looking statements give the Group’s current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, dividend payments and financial results. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulations, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The reader should, however, consult any additional disclosures that the Group may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

Forward-looking statements are subject to assumptions, inherent risks and uncertainties, many of which relate to factors that are beyond the Group’s control or precise estimate. The Group cautions investors that a number of important factors, including those in this document, could cause actual results to differ materially from those expressed or implied in any forward-looking statement.

Such factors include, but are not limited to, those discussed under ‘Principal risks and uncertainties’ on pages 275 to 287 of this Annual Report and any impacts of the COVID-19 pandemic. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this Annual Report.

A number of non-IFRS measures are used to report the performance of our business. These measures are defined on pages 56 and 59 and a reconciliation of Adjusted results to Total results is set out on page 70.

The information in this document does not constitute an offer to sell or an invitation to buy shares in GlaxoSmithKline plc or an invitation or inducement to engage in any other investment activities. Past performance cannot be relied upon as a guide to future performance. Nothing in this Annual Report should be construed as a profit forecast.

Assumptions related to 2022 guidance

In outlining the guidance for 2022, the Group has made certain assumptions about the healthcare sector, the different markets in which the Group operates and the delivery of revenues and financial benefits from its current portfolio, pipeline and restructuring programmes. The Group also assumes that the demerger of our Consumer Healthcare business will be delivered in mid-2022 and this guidance relates only to new GSK.

The Group has made planning assumptions for 2022 that healthcare systems will approach normality as the year progresses, and we expect sales of Specialty Medicines to grow approximately 10% at CER and sales of General Medicines to show a slight decrease, primarily reflecting increased genericisation of established Respiratory products. Vaccines sales are expected to grow at a low teens percentage at CER for the year as a whole. However, governments’ prioritisation of COVID-19 vaccination programmes and ongoing measures to contain the pandemic are expected to result in some continued disruption to adult immunisations, with the impact weighted to the first half. For
Shingrix
, despite the potential for short-term pandemic disruption, we continue to expect strong double-digit growth and record annual sales based on strong demand in existing markets and geographical expansion. Guidance also includes the future benefit in royalty income from the settlement and license agreement with Gilead announced on 1 February 2022.

These planning assumptions as well as operating profit guidance and dividend expectations assume no material interruptions to supply of the Group’s products, no material mergers, acquisitions or disposals, no material litigation or investigation costs for the company (save for those that are already recognised or for which provisions have been made) and no change in the Group’s shareholdings in ViiV Healthcare. The assumptions also assume no material changes in the healthcare environment or unexpected significant changes in pricing as a result of government or competitor action. The 2022 guidance factors in all divestments and product exits announced to date.

The Group’s guidance assumes successful delivery of the Group’s integration and restructuring plans. It also assumes that the separation programme to deliver the demerger of the Consumer Healthcare business is delivered successfully. Material costs for investment in new product launches and R&D have been factored into the expectations given. Given the potential development options in the Group’s pipeline, the outlook may be affected by additional data-driven R&D investment decisions. The guidance is given on a constant currency basis.

2021-2026 outlooks, 2031 sales ambition and 2021-2023 dividend expectations should be read together with the section “Basis of preparation, assumptions and cautionary statements” on pages 5-7 of our stock-exchange announcement relating to an update to investors dated 23 June 2021. All outlook and ambition statements are given on a constant currency basis and use 2021 actual exchange rates as a base.

Notice regarding limitations on
Director Liability under English Law

Under the UK Companies Act 2006, a safe harbour limits the liability of Directors in respect of statements in and omissions from the Directors’ Report (for which see page 117), the Strategic report and the Remuneration report. Under English law the Directors would be liable to the company, but not to any third party, if one or more of these reports contained errors as a result of recklessness or knowing misstatement or dishonest concealment of a material fact, but would otherwise not be liable. Pages 82 to 118, 154 to 155, and 275 to 310 inclusive comprise the Directors’ Report, pages 1 to 81 inclusive comprise the Strategic report and pages 119 to 152 inclusive comprise the Remuneration report, each of which have been drawn up and presented in accordance with and in reliance upon English company law and the liabilities of the Directors in connection with these reports shall be subject to the limitations and restrictions provided by such law.

Website

GSK’s website www.gsk.com gives additional information on the Group. Notwithstanding the references we make in this Annual Report to GSK’s website, none of the information made available on the website constitutes part of this Annual Report or shall be deemed to be incorporated by reference herein.

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